As filed with the Securities and Exchange Commission on March 8, 2019

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OHR PHARMACEUTICAL, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	46-5622433
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

800 Third Avenue, 11th Floor

New York, New York 10022

(212) 682-8452

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jason S. Slakter

Chief Executive Officer

Ohr Pharmaceutical, Inc.

800 Third Avenue, 11th Floor

New York, New York 10022

(212) 682-8452

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all correspondence to:

Aurora Cassirer, Esq. Joseph Walsh, Esq. Troutman Sanders LLP 875 Third Avenue New York, New York 10022 (212) 704-6000	Dr. Dietrich Stephan President and Chief Executive Officer NeuBase Therapeutics, Inc. 213 Smithfield Street Pittsburgh, Pennsylvania 15222 (646) 450-1790	Jeffrey T. Hartlin, Esq. Samantha Eldredge, Esq. Paul Hastings LLP 1117 S. California Avenue Palo Alto, California 94304 (650) 320-1800

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☐

If emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, please an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13c-4(i) (Cross-Border Issuer Tender Offer)                   ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)         ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, Par Value $0.0001	16,032,377	N/A	$10,047,468	$1,218

(1)	Relates to common stock, $0.0001 par value per share, of Ohr Pharmaceutical, Inc., a Delaware corporation (“Ohr”), issuable to holders of common stock, $0.00001 par value per share, and options to purchase common stock, of NeuBase Therapeutics, Inc., a Delaware corporation (“NeuBase”), in the proposed merger of Ohr Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Ohr, with and into NeuBase (the “merger”). The amount of Ohr common stock to be registered is based on the estimated number of shares of Ohr common stock that are expected to be issued pursuant to the merger, after taking into account an assumed investment of approximately $9.0 million in NeuBase which is expected to occur following the date hereof and prior to or concurrently with the consummation of the merger and an assumed exchange ratio of 1.019055643 shares of pre-reverse stock split Ohr common stock for each outstanding share of NeuBase common stock and for each option exercisable for shares of NeuBase common stock and without taking into account the reverse stock split of Ohr common stock immediately prior to the merger.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f) of the Securities Act of 1933, as amended, based upon the estimated book value of the NeuBase securities to be exchanged in the merger, as of immediately prior to the merger (which such calculation takes into effect an assumed investment of approximately $9.0 million in NeuBase which is expected to occur following the date hereof and prior to or concurrently with the consummation of the merger). NeuBase is a private company, and no market exists for its securities.
(3)	This fee has been calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary joint proxy statement/prospectus is not complete and may be changed. Ohr Pharmaceutical, Inc. may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer, solicitation or sale is not permitted.

Subject to completion, dated March 8, 2019

PROPOSED MERGER
YOUR VOTE IS VERY IMPORTANT

Dear Stockholders of Ohr Pharmaceutical, Inc.:

Ohr Pharmaceutical, Inc., a Delaware corporation (“Ohr”), and NeuBase Therapeutics, Inc., a Delaware corporation (“NeuBase”), have entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) pursuant to which a wholly owned subsidiary of Ohr will merge with and into NeuBase, with NeuBase surviving as a wholly owned subsidiary of Ohr (the “merger”). The merger will result in a biopharmaceutical company focused on developing next generation of gene silencing therapies with its flexible and highly specific synthetic antisense oligonucleotides for rare genetic diseases.

At the effective time of the merger, each share of common stock of NeuBase, par value $0.00001 per share (“NeuBase common stock”), will be converted into the right to receive approximately 1.019055643 shares of common stock of Ohr, par value $0.0001 per shares (“Ohr common stock”), subject to adjustment to account for a reverse stock split of Ohr common stock to be implemented prior to the consummation of the merger as discussed in the accompanying joint proxy statement/prospectus. This exchange ratio is an estimate only, and the final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in the accompanying joint proxy statement/prospectus. Ohr will assume all outstanding and unexercised options to purchase shares of NeuBase common stock, and they will be converted into options to purchase shares of Ohr common stock. Ohr’s stockholders will continue to own and hold their existing shares of Ohr common stock, and certain of the unexercised options and all of the warrants to purchase shares of Ohr common stock will otherwise remain in effect pursuant to their terms. In connection with the merger, NeuBase has entered into financing agreements which will result in gross proceeds to NeuBase of $9.0 million consisting of (i) irrevocable commitment letters with certain accredited investors (the “Investors”) pursuant to which, among other things, the Investors irrevocably committed to purchase shares of NeuBase common stock immediately prior to the merger in a private placement transaction for an aggregate purchase price of approximately $8.40 million (the “NeuBase Equity Financing”) and (ii) 6% Convertible Notes (the “2019 Convertible Notes”) in the aggregate principal amount of $600,000 (the “NeuBase Debt Financing,” and together with the NeuBase Equity Financing, the “NeuBase Financings”) issued to certain accredited investors. The 2019 Convertible Notes are automatically convertible into NeuBase common stock immediately preceding the closing of the NeuBase Equity Financing at a conversion price equal to a 90% of the purchase price per share of the NeuBase common stock issued in the NeuBase Equity Financing. The initial exchange ratio in the Merger Agreement was based on Ohr having minimum cash of $1.0 million at the closing of the merger and NeuBase receiving minimum proceeds of $4.0 million in the NeuBase Financing, and if such amounts were achieved, the current stockholders, option holders, warrant holders and note holders of NeuBase were expected to own, or hold rights to acquire, approximately 80% (the “Original NeuBase Allocation Percentage”) of the fully-diluted common stock of Ohr, which for these purposes is defined as the outstanding Ohr common stock, plus “in the money” options and warrants of Ohr, assuming that all “in the money” options and warrants of Ohr outstanding immediately prior to the merger are exercised immediately prior to the closing of the merger (the “Fully-Diluted Common Stock of Ohr”), and Ohr’s current stockholders, option holders and warrant holders were expected to own, or hold rights to acquire, approximately 20% (the “Original Ohr Allocation Percentage”) of the Fully-Diluted Common Stock of Ohr. The Merger Agreement provides that the Original NeuBase Allocation Percentage will be increased by 0.1% for every $100,000 that the proceeds from the NeuBase Financings exceed $4.0 million, and the Original Ohr Allocation Percentage will be decreased by 0.1% for every $100,000 that the proceeds from the NeuBase Financings exceed $4.0 million. As a result of the NeuBase Financings resulting in proceeds of $9.0 million, it is expected that immediately after the merger, and after giving effect to the NeuBase Financings, current stockholders, option holders, warrant holders and note holders of NeuBase will own, or hold rights to acquire, approximately 85% of the Fully-Diluted Common Stock of Ohr, and Ohr’s current stockholders, option holders and warrant holders will to own, or hold rights to acquire, approximately 15% of the Fully-Diluted Common Stock of Ohr.

Shares of Ohr common stock are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “OHRP.” Prior to consummation of the merger, Ohr intends to file an initial listing application with Nasdaq pursuant to Nasdaq’s “reverse merger” rules. After completion of the merger, Ohr will be renamed “NeuBase Therapeutics, Inc.” and expects to trade on Nasdaq under the symbol “NBSE.”

On March 7, 2019, the last trading day before the date of the accompanying joint proxy statement/prospectus, the closing sale price of Ohr common stock on Nasdaq was $2.88 per share.

Ohr is holding a special meeting of its stockholders (the “Ohr special meeting”) in order to obtain the stockholder approvals necessary to complete the merger. At the Ohr special meeting, which will be held at                              , Eastern Time, on                           , 2019 at the offices of Troutman Sanders LLP, located at 875 Third Avenue, New York, NY 10022, unless postponed or adjourned to a later date, Ohr will ask its stockholders to, among other things:

1.	adopt the Merger Agreement and thereby approve the transactions contemplated thereby, including the merger and the issuance of Ohr common stock to NeuBase’s stockholders pursuant to the terms of the Merger Agreement;

2.	approve an amendment of Ohr’s Certificate of Incorporation, in the form attached as Annex B to this joint proxy statement prospectus, to effect a reverse stock split prior to the effective time of the merger contemplated by the Merger Agreement at a ratio of not less than one-for-two and not more than one-for-fifteen, with the exact ratio to be determined by mutual agreement between Ohr board of directors and the NeuBase board of directors and approved by the Ohr board of directors;

3.	approve an amendment and restatement of Ohr’s Certificate of Incorporation, in the form attached as Annex C to the accompanying joint proxy statement/prospectus, to be effective immediately prior to the effectiveness of the merger;

4.	approve, on a non-binding, advisory basis, the compensation that will be paid or may become payable to Ohr’s named executive officers in connection with the completion of the merger;

5.	approve the Ohr Pharmaceutical, Inc. 2019 Stock Incentive Plan;

6.	consider and vote upon an adjournment of the Ohr special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3; and

7.	transact such other business as may properly come before the Ohr special meeting or any adjournment or postponement thereof.

As described in the accompanying joint proxy statement/prospectus, (i) each of the officers and directors of Ohr and NeuBase have entered into a support agreement with both Ohr and NeuBase. The support agreements place certain restrictions on the transfer of the shares of Ohr and NeuBase held by the respective signatories thereto and include covenants as to the voting of such shares in favor of adoption of the Merger Agreement and approval of the transactions contemplated thereby and against any actions that could adversely affect the consummation of the merger. In addition, pursuant to the conditions of the Merger Agreement, NeuBase will solicit the written consent of its stockholders in lieu of a meeting pursuant to Section 228 of the Delaware General Corporation Law for purposes of, among other things, adopting the Merger Agreement and approving the merger and, if required, the NeuBase Financings, and all other transactions contemplated by the Merger Agreement.

After careful consideration, the Ohr board of directors has (i) determined that the transactions contemplated by the Merger Agreement, including the merger, are fair to, advisable and in the best interests of Ohr and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the merger, the issuance of shares of Ohr common stock to NeuBase’s stockholders pursuant to the terms of the Merger Agreement and the change of control of Ohr and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that Ohr’s stockholders vote to adopt the Merger Agreement and thereby approve the transactions contemplated thereby, including the issuance of shares of Ohr common stock to NeuBase’s stockholders pursuant to the terms of the Merger Agreement.

The Ohr board of directors recommends that Ohr’s stockholders vote “FOR” each of the proposals described in the accompanying joint proxy statement/prospectus.

More information about Ohr, NeuBase and the proposed transaction is contained in the accompanying joint proxy statement/prospectus. Ohr urges you to read the accompanying joint proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 36 OF THE ACCOMPANYING JOINT PROXY STATEMENT/ PROSPECTUS.

Your vote is important. Whether or not you expect to attend the Ohr special meeting in person, please complete, date, sign and promptly return the accompanying proxy card in the enclosed postage-paid envelope to ensure that your shares of Ohr common stock will be represented and voted at the Ohr special meeting. You can also vote your shares of Ohr common stock via the internet or by telephone as provided in the instructions set forth in the enclosed proxy card. If you hold your shares of Ohr common stock in “street name” through a broker, you should follow the procedures provided by your broker.

Ohr and NeuBase are excited about the opportunities the merger brings to both Ohr’s and NeuBase’s stockholders and thank you for your consideration and continued support.

Yours sincerely,

Dr. Jason Slakter	Dr. Dietrich Stephan
Chief Executive Officer Ohr Pharmaceutical, Inc.	President, Chief Executive Officer and Director NeuBase Therapeutics, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the merger described in the accompanying joint proxy statement/prospectus or the Ohr common stock to be issued in connection with the merger or determined if the accompanying joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated                   , 2019, and is first being mailed or otherwise delivered to Ohr’s stockholders on or about                     , 2019.

800 THIRD AVENUE, NEW YORK, NEW YORK 10022

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON                , 2019

To the Stockholders of Ohr Pharmaceutical, Inc.:

On behalf of the board of directors of Ohr Pharmaceutical, Inc., a Delaware corporation (“Ohr”), Ohr is pleased to deliver this joint proxy statement/prospectus for the proposed merger between Ohr and NeuBase Therapeutics, Inc., a Delaware corporation (“NeuBase”), pursuant to which Ohr Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Ohr (“Merger Sub”), will merge with and into NeuBase, with NeuBase surviving as a wholly owned subsidiary of Ohr (the “merger”). The special meeting of stockholders of Ohr (the “Ohr special meeting”) will be held on                            , 2019 at                             a.m., Eastern Time, at the offices of Troutman Sanders LLP, located at 875 Third Avenue, New York, New York 10022, for the following purposes:

1.	To consider and vote upon a proposal to adopt the Agreement and Plan of Merger and Reorganization, dated as of January 2, 2019 (the “Merger Agreement”), by and among Ohr, Merger Sub, and NeuBase, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and approve the transactions contemplated thereby, including the merger and the issuance of shares of Ohr’s common stock, par value $0.0001 per share (“Ohr common stock”), to NeuBase’s stockholders pursuant to the terms of the Merger Agreement;

2.	To consider and vote upon a proposal to approve an amendment of Ohr’s Certificate of Incorporation, in the form attached as Annex B to this joint proxy statement/prospectus, to effect a reverse stock split prior to the effective time of the merger contemplated by the Merger Agreement at a ratio of not less than one-for-two and not more than one-for-fifteen, with the exact ratio to be determined by mutual agreement between the Ohr board of directors and the NeuBase board of directors and approved by the Ohr board of directors;

3.	To approve an amendment and restatement of Ohr’s Certificate of Incorporation, in the form attached as Annex C to this joint proxy statement/prospectus, to be effective immediately prior to the effectiveness of the merger;

4.	To approve, on a non-binding, advisory basis, the compensation that will be paid or may become payable to Ohr’s named executive officers in connection with completion of the merger;

5.	To approve the Ohr Pharmaceutical, Inc. 2019 Stock Incentive Plan;

6.	To consider and vote upon an adjournment of the Ohr special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3; and

7.	To transact such other business as may properly come before the Ohr special meeting.

The Ohr board of directors has fixed                          , 2019, as the record date for the determination of Ohr’s stockholders entitled to notice of, and to vote at, the Ohr special meeting and any adjournment or postponement thereof. Only holders of record of shares of Ohr common stock at the close of business on the record date are entitled to notice of, and to vote at, the Ohr special meeting. At the close of business on the record date, Ohr had                   shares of Ohr common stock outstanding and entitled to vote. This joint proxy statement/prospectus is first being mailed to Ohr’s stockholders on or about                         , 2019.

Your vote is important. The affirmative vote of a majority of the outstanding shares of Ohr common stock entitled to vote is required for the approval of Proposal No. 1. The affirmative vote of the holders of a majority of the shares of Ohr common stock present in person or represented by proxy at the Ohr special meeting and entitled to vote is required for approval of Proposal Nos. 2, 3 and 6. The affirmative vote of the holders of a majority of the votes cast is required for approval of Proposal Nos. 4 and 5. Each of Proposal Nos. 1, 2 and 3 is conditioned upon the other. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1, 2 and 3.

Whether or not you plan to attend the Ohr special meeting in person, please submit your proxy promptly by telephone or via the internet in accordance with the instructions on the enclosed proxy card or complete, date, sign and promptly return the accompanying proxy card in the enclosed postage paid envelope to ensure that your shares will be represented and voted at the Ohr special meeting. If you date, sign and return your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of Proposal Nos. 1 through 6. You may revoke your proxy at any time before the polls close at the Ohr special meeting by sending a written notice to the Corporate Secretary of Ohr, by providing a duly executed proxy card bearing a later date than the proxy being revoked, by submitting a proxy on a later date by telephone or via the internet (only your last telephone or internet proxy will be counted) before 11:59 p.m., Eastern Time, on       , 2019 or by attending the Ohr special meeting and voting in person.

Ohr’s stockholders also will consider and act on any other matters as may properly come before the Ohr special meeting or any adjournment or postponement thereof, including any procedural matters incident to the conduct of the Ohr special meeting.

By Order of the Board of Directors of Ohr
Pharmaceutical, Inc.

Dr. Jason Slakter
President, Chief Executive Officer and Director

         , 2019
New York, New York

THE OHR BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE, FAIR AND IN THE BEST INTERESTS OF OHR AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED EACH SUCH PROPOSAL. THE OHR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OHR’S STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Ohr that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission (the “SEC”) website (www.sec.gov) or upon your written or oral request by contacting the Chief Financial Officer of Ohr Pharmaceutical, Inc. 800 Third Avenue, 11th Floor, New York, NY 10022, Tel: (212) 682-8452.

To ensure timely delivery of these documents, any request should be made no later than _____, 2019 to receive them before the Ohr special meeting.

For additional details about where you can find information about Ohr, please see the section entitled “Where You Can Find More Information” beginning on page 315 of this joint proxy statement/prospectus.

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ii

QUESTIONS AND ANSWERS ABOUT THE OHR SPECIAL MEETING AND THE MERGER

Except as specifically indicated, the following information and all other information contained in this joint proxy statement/prospectus does not give effect to the reverse stock split described in Proposal No. 2 but does give effect to the one-for-twenty reverse stock split of Ohr common stock effective on February 4, 2019. Unless otherwise noted, impacted amounts and share information of Ohr included in the financial statements and notes thereto, and elsewhere in this joint proxy statement/prospectus, have been retroactively adjusted for the February 4, 2019, reverse stock split, as if such reverse stock split occurred on the first day of the first period presented. Certain amounts in the Ohr financial statements, the notes thereto, and elsewhere in this joint proxy statement/prospectus, may be slightly different than previously reported due to rounding of fractional shares as a result of the February 4, 2019, reverse stock split.

The following section provides answers to frequently asked questions about the Ohr special meeting and the merger. This section, however, only provides summary information. These questions and answers may not address all issues that may be important to you as a stockholder. For a more complete response to these questions and for additional information, please refer to the cross-referenced pages below. You should carefully read this entire joint proxy statement/prospectus, including each of the annexes.

Q:	What is the merger?

A:

Ohr Pharmaceutical, Inc., a Delaware corporation (“Ohr”), and NeuBase Therapeutics, Inc., a Delaware corporation (“NeuBase”), have entered into an Agreement and Plan of Merger and Reorganization, dated as of January 2, 2019 (the “Merger Agreement”), which contains the terms and conditions of the proposed business combination of Ohr and NeuBase. Under the Merger Agreement, Ohr Acquisition Corp. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Ohr, will merge with and into NeuBase, with NeuBase surviving as a wholly owned subsidiary of Ohr (the “merger”).

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At the effective time of the merger, each share of common stock of NeuBase, par value $0.00001 per share (“NeuBase common stock”), will be converted into the right to receive approximately 1.019055643 shares of common stock of Ohr, par value $0.0001 per share (“Ohr common stock”), subject to adjustment to account for a reverse stock split of Ohr common stock at a ratio of not less than one-for-two and not more than one-for-fifteen with the exact ratio to be determined by mutual agreement between the Ohr board of directors and the NeuBase board of directors and approved by the Ohr board of directors (the “Ohr Reverse Stock Split”) to be implemented prior to the consummation of the merger (the “Ohr Reverse Stock Split”) as discussed in this joint proxy statement/prospectus. This exchange ratio is an estimate only, and the final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this joint proxy statement/prospectus. Ohr will assume all outstanding and unexercised options to purchase shares of NeuBase common stock, and they will be converted into options to purchase shares of Ohr common stock. Ohr’s stockholders will continue to own and hold their existing shares of Ohr common stock, and certain of the options and all of the warrants to purchase shares of Ohr common stock will otherwise remain in effect pursuant to their terms. In connection with the merger, NeuBase has entered into financing agreements which will result in gross proceeds to NeuBase of $9.0 million consisting of (i) irrevocable commitment letters with certain accredited investors (the “Investors”) pursuant to which, among other things, the Investors irrevocably committed to purchase shares of NeuBase common stock immediately prior to the merger in a private placement transaction for an aggregate purchase price of approximately $8.40 million (the “NeuBase Equity Financing”) and (ii) 6% Convertible Notes (the “2019 Convertible Notes”) in the aggregate principal amount of $600,000 (the “NeuBase Debt Financing,” and together with the NeuBase Equity Financing, the “NeuBase Financings”) issued to certain accredited investors. The 2019 Convertible Notes are automatically convertible into NeuBase common stock immediately prior to the closing of the NeuBase Equity Financing at a conversion price equal to a 90% of the purchase price per share of the NeuBase common stock issued in the NeuBase Equity Financing. The initial exchange ratio in the Merger Agreement was based on Ohr having minimum cash of $1.0 million at the closing of the merger and NeuBase receiving minimum proceeds of $4.0 million in the NeuBase Financing, and if such amounts were achieved, the current stockholders, option holders, warrant holders and note holders of NeuBase were expected to own, or hold rights to acquire, approximately 80% (the “Original NeuBase Allocation Percentage”) of the fully-diluted common stock of Ohr, which for these purposes is defined as the outstanding Ohr common stock, plus “in the money” options and warrants of Ohr, assuming that all “in the money” options and warrants of Ohr outstanding immediately prior to the merger are exercised immediately prior to the closing of the merger (the “Fully-Diluted Common Stock of Ohr”), and Ohr’s current stockholders, option holders and warrant holders were expected to own, or hold rights to acquire, approximately 20% (the “Original Ohr Allocation Percentage”) of the Fully-Diluted Common Stock of Ohr. The Merger Agreement provides that the Original NeuBase Allocation Percentage will be increased by 0.1% for every $100,000 that the proceeds from the NeuBase Financings exceed $4.0 million, and the Original Ohr Allocation Percentage will be decreased by 0.1% for every $100,000 that the proceeds from the NeuBase Financings exceed $4.0 million. As a result of the NeuBase Financings resulting in proceeds of $9.0 million, it is expected that immediately after the merger, and after giving effect to the NeuBase Financings, current stockholders, option holders, warrant holders and note holders of NeuBase will own, or hold rights to acquire, approximately 85% of the Fully-Diluted Common Stock of Ohr, and Ohr’s current stockholders, option holders and warrant holders will own, or hold rights to acquire, approximately 15% of the Fully-Diluted Common Stock of Ohr.

After the completion of the merger, Ohr will change its corporate name to “NeuBase Therapeutics, Inc.” as required by the Merger Agreement.

For a more complete description of the merger, please see the section of this joint proxy statement/prospectus entitled “The Merger Agreement” beginning on page 183.

Q:	What will happen to Ohr if, for any reason, the merger with NeuBase does not close?

A:	Ohr has invested significant time and incurred, and expects to continue to incur, significant expenses related to the proposed merger with NeuBase. In the event the merger does not close, Ohr will have a limited ability to continue operations without obtaining additional financing. Although the Ohr board of directors may elect to, among other things, attempt to complete another strategic transaction if the merger with NeuBase does not close, the Ohr board of directors may instead divest all or a portion of Ohr’s business or take steps necessary to liquidate or dissolve Ohr’s business and assets if a viable alternative strategic transaction is not available. If Ohr decides to dissolve and liquidate its assets, Ohr would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. There can be no assurances as to the amount or timing of available cash left to distribute to Ohr’s stockholders, if anything, after paying the debts and other obligations of Ohr and setting aside funds for reserves.

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Q:	Why is Ohr proposing to merge with NeuBase?

A:

The Ohr board of directors considered a number of factors that supported its decision to approve the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of Ohr common stock to the NeuBase stockholders. In the course of its deliberations, the Ohr board of directors also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement.

For a more complete discussion of Ohr’s reasons for the merger, please see the section of this joint proxy statement/prospectus entitled “The Merger—Ohr’s Reasons for the Merger; Recommendations of the Ohr Special Committee and Board of Directors” beginning on page 142.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

You are receiving this joint proxy statement/prospectus because you have been identified as a stockholder of Ohr as of the applicable record date,               , 2019. If you are a stockholder of Ohr, you are entitled to vote at Ohr’s special meeting of its stockholders (the “Ohr special meeting”) to be held on                  , 2019 at              a.m. Eastern Standard Time, at the offices of Troutman Sanders LLP, located at 875 Third Ave., New York, New York 10022. The Ohr special meeting was called for the purpose of adopting the Merger Agreement and approving the transactions contemplated thereby, including the merger and the issuance of shares of Ohr common stock to NeuBase’s stockholders pursuant to the terms of the Merger Agreement. This document serves as:

●     a proxy statement of Ohr used to solicit proxies for the Ohr special meeting; and

●     a prospectus of Ohr used to offer shares of Ohr common stock in exchange for shares of NeuBase capital stock in the merger and issuable upon the exercise of NeuBase options and warrants.

Q:	What is required to consummate the merger?

A:

To consummate the merger, (1) Ohr’s stockholders must (a) adopt the Merger Agreement and approve the transactions contemplated thereby, including the merger and the issuance of Ohr common stock to NeuBase’s stockholders pursuant to the terms of the Merger Agreement (Proposal No. 1), (b) approve an amendment of Ohr’s Certificate of Incorporation to effect the Ohr Reverse Stock Split, in the form attached as Annex B  to this joint proxy statement/prospectus (Proposal No. 2) and (c) approve an amendment and restatement of Ohr’s Certificate of Incorporation, in the form attached as Annex C to this joint proxy statement/prospectus (the “Post-Merger Certificate of Incorporation”), to be effective immediately prior to the effectiveness of the merger (Proposal No. 3) and (2) NeuBase’s stockholders must adopt the Merger Agreement and approve the merger and the other transactions contemplated in the Merger Agreement.

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The adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the merger and the issuance of Ohr common stock to the NeuBase stockholders pursuant to the Merger Agreement (Proposal No. 1) by Ohr’s stockholders requires the affirmative vote of a majority of the outstanding shares of Ohr common stock entitled to vote thereon. The approval of the Ohr Reverse Stock Split (Proposal No. 2) and the Post-Merger Certificate of Incorporation (Proposal No. 3) each require the affirmative vote of the holders of a majority of the shares of Ohr common stock present in person or represented by proxy at the Ohr special meeting and entitled to vote thereon. The approval of the Ohr Reverse Stock Split (Proposal No. 2) is required in order to continue the listing of Ohr common stock on the Nasdaq Capital Market (“Nasdaq”) following the merger. If the requisite stockholders of Ohr fail to approve either Proposal Nos. 1, 2 or 3, the merger will not be consummated.

The adoption of the Merger Agreement and the approval of the merger and, if required, the NeuBase Financings, and all other transactions contemplated by the Merger Agreement by NeuBase’s stockholders requires the affirmative vote (or written consent) of the holders of a majority of the outstanding shares of NeuBase common stock entitled to vote thereon.

Certain of NeuBase’s stockholders who in the aggregate own approximately 60.87% of the outstanding shares of NeuBase capital stock (excluding options, warrants and notes convertible into common stock upon the closing of the merger), and certain of Ohr’s stockholders who in the aggregate own 8.9% of the outstanding shares of Ohr common stock, are parties to support agreements with both NeuBase and Ohr, whereby such stockholders have agreed, subject to the terms of their respective support agreements, to vote their shares in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the merger and the issuance of Ohr common stock to NeuBase’s stockholders pursuant to the terms of the Merger Agreement. In addition, pursuant to the conditions of the Merger Agreement, NeuBase will solicit the written consent of its stockholders in lieu of a meeting pursuant to Section 228 of the Delaware General Corporation Law for purposes of, among other things, adopting the Merger Agreement and approving the merger and, if required, the NeuBase Financings, and all other transactions contemplated by the Merger Agreement.

In addition to the requirement of obtaining the approvals of Ohr’s stockholders and NeuBase’s stockholders as described above and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

For a more complete description of the closing conditions under the Merger Agreement, please see the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 187.

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Q:	Are there any federal or state regulatory requirements that must be complied with or federal or state regulatory approvals or clearances that must be obtained in connection with the merger?

A:	Neither Ohr nor NeuBase is required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the merger. Ohr must comply with applicable federal and state securities laws and Nasdaq rules and regulations in connection with the issuance of shares of Ohr common stock pursuant to the terms of the Merger Agreement, including the filing with the SEC of this joint proxy statement/prospectus and the required stockholder approvals under Nasdaq rules. Prior to consummation of the merger, Ohr intends to file an initial listing application with Nasdaq pursuant to Nasdaq’s “reverse merger” rules and to effect the initial listing of Ohr common stock issuable in connection with the merger.

Q:	What are the material U.S. federal income tax consequences of the merger to U.S. Holders of NeuBase shares?

A:	The merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”). In connection with the filing of the registration statement of which this joint proxy statement/prospectus is a part, Troutman Sanders LLP (“Troutman Sanders”), Ohr’s counsel, has delivered to Ohr, and Paul Hastings LLP (“Paul Hastings”), NeuBase’s counsel, has delivered to NeuBase, their respective opinions that, for United States federal income tax purposes, subject to the limitations, assumptions and qualifications described in the opinions and in the section entitled “Material United States Federal Income Tax Consequences of the Merger,” the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Accordingly, if you are a U.S. holder (as defined in the section entitled “Material United States Federal Income Tax Consequences of the Merger”) of NeuBase common stock, you will not recognize any gain or loss for U.S. federal income tax purposes upon your exchange of shares of NeuBase common stock for shares of Ohr common stock in the merger, except with respect to cash received in lieu of fractional shares of Ohr common stock. Notwithstanding the foregoing, your tax treatment will depend on your specific situation and many variables not within Ohr’s or NeuBase’s control. If any of the representations and assumptions upon which the opinions are issued is incorrect, incomplete or inaccurate or is violated, the accuracy of the opinions may be affected and the tax consequences of the merger could differ from those described in this proxy statement/prospectus/information statement.

For further information, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 170.

The U.S. federal income tax consequences described above may not apply to all holders of NeuBase common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q:	What are the material U.S. federal income tax consequences of the Ohr Reverse Stock Split to Ohr U.S. Holders?

An Ohr U.S. holder generally should not recognize gain or loss upon the Ohr Reverse Stock Split. Please review the information in the section entitled “Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” for a more complete description of the material U.S. federal income tax consequences of the Ohr Reverse Stock Split to Ohr U.S. holders.

The tax consequences to you of the Ohr Reverse Stock Split will depend on your particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you.

Q:	What proposals are to be voted on at the Ohr special meeting, other than the merger proposal (Proposal No. 1); the Ohr Reverse Stock Split proposal (Proposal No. 2) and the Post-Merger Certificate of Incorporation (Proposal No. 3) required in connection with the merger?

A:

At the Ohr special meeting, the holders of Ohr common stock will also be asked to consider the following proposals, along with any other business that may properly come before the Ohr special meeting or any adjournment or postponement thereof:

●     Proposal No. 4 to approve, on a non-binding, advisory basis, the compensation that will be paid or may become payable to Ohr’s named executive officers in connection with the completion of the merger.

●     Proposal No. 5 to approve the Ohr Pharmaceutical, Inc. 2019 Stock Incentive Plan.

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● Proposal No. 6 to approve an adjournment of the Ohr special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3.

The approval of Proposal Nos. 4, 5 and 6 are not conditions to the merger. The approval of advisory Proposal No. 4 is not binding on the Ohr board of directors. All of such proposals, together with Proposal Nos. 1, 2 and 3, are referred to collectively in this joint proxy statement/prospectus as the “proposals”.

Q:	What is the Ohr Reverse Stock Split and why is it necessary?

A:	Immediately prior to the effective time of the merger, the outstanding shares of Ohr common stock will be reclassified into a lesser number of shares to be determined by the Ohr board of directors and the NeuBase board of directors. The Ohr board of directors believes that the Ohr Reverse Stock Split may be desirable for a number of reasons. Ohr common stock is currently, and will be following the completion of the merger, listed on Nasdaq. According to applicable Nasdaq rules, in order for Ohr common stock to continue to be listed on Nasdaq, Ohr must satisfy certain requirements established by Nasdaq. The Ohr board of directors expects that the Ohr Reverse Stock Split will increase the market price of Ohr common stock so that Ohr is able to maintain compliance with the relevant Nasdaq listing requirements for the foreseeable future.

Q:	How does the Ohr board of directors recommend that Ohr’s stockholders vote?

A:

After careful consideration, the Ohr board of directors unanimously recommends that Ohr’s stockholders vote:

●     “FOR” Proposal No. 1 to adopt the Merger Agreement and approve the transactions contemplated thereby, including the merger and the issuance of shares of Ohr common stock to NeuBase’s stockholders pursuant to the terms of the Merger Agreement;

●     “FOR” Proposal No. 2 to approve an amendment of Ohr’s Certificate of Incorporation to effect the Ohr Reverse Stock Split;

●     “FOR” Proposal No. 3 to approve the Post-Merger Certificate of Incorporation;

●     “FOR” Proposal No. 4 to approve, on a non-binding, advisory basis, the compensation that will be paid or may become payable to Ohr’s named executive officers in connection with the completion of the merger;

●     “FOR” Proposal No. 5 to approve the Ohr Pharmaceutical, Inc. 2019 Stock Incentive Plan; and

●     “FOR” Proposal No. 6 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3.

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Q:	What is the quorum requirement?

A:

A quorum is necessary to hold a valid meeting. Under the bylaws of Ohr, a majority of the outstanding shares entitled to vote, present in person or represented by proxy, constitute a quorum at the Ohr special meeting. On the record date, there were                         shares of Ohr common stock outstanding and entitled to vote. Thus, at least                     shares must be present in person or represented by proxy at the Ohr special meeting in order to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement.

Q:	What vote is required to approve each of the proposals at the Ohr special meeting?

A:	The following table summarizes the minimum vote needed to approve each proposal:

Proposal	Proposal Description	Voting Required for Approval
Proposal No. 1	Adoption of Merger Agreement and approval of transactions contemplated thereby, including the merger and the issuance of Ohr common stock to NeuBase’s stockholders.	Affirmative vote of a majority of the outstanding shares of Ohr common stock entitled to vote
Proposal No. 2	Approval to amend Ohr’s Certificate of Incorporation to effect the Ohr Reverse Stock Split	Affirmative vote of the holders of a majority of the shares of Ohr common stock present in person or represented by proxy at the Ohr special meeting and entitled to vote
Proposal No. 3	Approval of the Post-Merger Certificate of Incorporation	Affirmative vote of the holders of a majority of the shares of Ohr common stock present in person or represented by proxy at the Ohr special meeting and entitled to vote
Proposal No. 4	Approval, on a non-binding, advisory basis, of certain payments in connection with the completion of the merger	Affirmative vote of the holders of a majority of the votes cast
Proposal No. 5	Approval of the Ohr Pharmaceutical, Inc. 2019 Stock Incentive Plan	Affirmative vote of the holders of a majority of the votes cast

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Proposal No. 6	Adjournment of the Ohr special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3	Affirmative vote of the holders of a majority of the shares of Ohr common stock present in person or represented by proxy at the Ohr special meeting and entitled to vote

The following table summarizes the effect of abstentions and broker non-votes, if any, on the outcome of the votes with respect to each of the proposals:

Proposal	Effect of Abstentions and Broker Non-votes, if Any
Proposal No. 1	The same effect as a vote “AGAINST”
Proposal No. 2	Abstentions, if any, will have the same effect as a vote “AGAINST.” Brokers have discretionary authority to vote on Proposal No. 2
Proposal No. 3	Abstentions, if any, have same effect as a vote “AGAINST.” Broker non-votes, if any, have no effect on the outcome of the vote, because those shares of Ohr common stock are not present in person or represented by proxy at the Ohr special meeting
Proposal No. 4	No effect on the outcome of the vote, because abstentions and broker non-votes, if any, will not be considered votes cast at the Ohr special meeting
Proposal No. 5	No effect on the outcome of the vote, because abstentions and broker non-votes, if any, will not be considered votes cast at the Ohr special meeting
Proposal No. 6	Abstentions, if any, have same effect as a vote “AGAINST.” Broker non-votes, if any, have no effect on the outcome of the vote, because those shares of Ohr common stock are not present in person or represented by proxy at the Ohr special meeting

Votes will be counted by the inspector of election appointed for the Ohr special meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes.

Q:	What will NeuBase’s current stockholders, option holders, warrant holders and note holders receive in the merger?

A:

Upon the effectiveness of the merger, and after giving effect to the NeuBase Financings, current stockholders, option holders, warrant holders and note holders of NeuBase are expected to own, or hold rights to acquire, approximately 85% of the Fully-Diluted Common Stock of Ohr.

Upon the effectiveness of the merger, NeuBase option holders will have their NeuBase options converted into options to purchase shares of Ohr common stock, with the number of shares of Ohr common stock subject to such option and the exercise price, being appropriately adjusted to reflect the exchange ratio between Ohr common stock and NeuBase common stock determined in accordance with the Merger Agreement.

The holders of the current outstanding warrant to purchase NeuBase common stock and the convertible notes of NeuBase will exercise the warrant and convert the convertible notes, as the case may be, into NeuBase common stock prior to the effective time of the merger.

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For a more complete description of what NeuBase’s stockholders, warrant holders and option holders will receive in the merger, please see the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Merger Consideration” beginning on page 183.

Q:	Who will be the directors of Ohr following the merger?

A:

Immediately following the effective time of the merger, the Ohr board of directors will consist of five directors. Pursuant to the terms of the Merger Agreement, all such directors will be designated by NeuBase. It is anticipated that, following the closing of the merger, the Ohr board of directors will consist of Dr. Dietrich Stephan, President, Chief Executive Officer and a Director of NeuBase, and four other members to be identified by NeuBase prior to the effectiveness of this registration statement, of which this joint proxy statement/prospectus is a part.

Q:	Who will be the executive officers of Ohr immediately following the merger?

A:	Immediately following the consummation of the merger, the executive management team of Ohr is expected to be composed of the members of the NeuBase executive management team prior to the merger other than Sam Backenroth, Ohr’s current Chief Financial Officer who is expected to continue to serve as Chief Financial Officer of the combined company following the Merger:

Name	Title
Dr. Dietrich Stephan	President, Chief Executive Officer and Director
Sam Backenroth	Chief Financial Officer

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Q:	What risks should Ohr’s stockholders consider in deciding whether to vote to adopt the Merger Agreement and thereby approve the transactions contemplated thereby, including the merger and the issuance of Ohr common stock to NeuBase’s stockholders pursuant to the terms of the Merger Agreement, and approve the Ohr Reverse Stock Split?

A:	Ohr’s stockholders should carefully read the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 36, which sets forth certain risks and uncertainties related to the merger and the Ohr Reverse Stock Split, risks and uncertainties to which the combined company’s business will be subject, risks and uncertainties to which Ohr, as an independent company, is subject and risks and uncertainties to which NeuBase, as an independent company, is subject.

Q:	When do you expect the merger to be consummated?

A:

Ohr and NeuBase anticipate that the consummation of the merger will occur in the second quarter of calendar year 2019 as promptly as practicable after the Ohr special meeting and following satisfaction or waiver of all closing conditions under the Merger Agreement. However, the exact timing of the consummation of the merger is not yet known.

For a more complete description of the closing conditions under the Merger Agreement, please see the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 187.

Q:	How will the Ohr Reverse Stock Split and the merger affect stock options and warrants to acquire Ohr common stock and Ohr’s stock option plans?

A:	As of the effective time of the Ohr Reverse Stock Split, Ohr will adjust and proportionately decrease the number of shares of Ohr common stock reserved for issuance upon exercise of, and adjust and proportionately increase the exercise price of, all options and warrants to acquire Ohr common stock. All stock options and warrants to acquire shares of Ohr common stock that are outstanding and unexercised immediately prior to the effective time of the merger and are not subject to cancellation per the Merger Agreement, will remain outstanding following the effective time of the merger. In addition, as of the effective time of the Ohr Reverse Stock Split, Ohr will adjust and proportionately decrease the total number of shares of Ohr common stock that may be the subject of future grants under Ohr’s stock option plans.

Q:	What do I need to do now?

A:	You are urged to read this joint proxy statement/prospectus carefully, including each of the annexes, and to consider how the merger affects you. If your shares are registered directly in your name, you may submit your proxy promptly by telephone or via the internet in accordance with the instructions on the enclosed proxy card or complete, date and sign the enclosed proxy card and mail it in the enclosed postage-paid envelope. Alternatively, you can deliver your completed proxy card in person or vote by completing a ballot in person at the Ohr special meeting.

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Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions?

A:

The failure to return your proxy card or, in some cases, otherwise provide proxy instructions, will reduce the aggregate number of votes required to approve Proposal Nos. 4, 5 and 6 and will have the same effect as voting “AGAINST” Proposal Nos. 1, 2 and 3.

Your proxy will be voted according to your instructions. If you are an Ohr stockholder of record and do not vote via the internet or telephone or by returning a signed proxy card, your shares of Ohr common stock will not be voted unless you attend the Ohr special meeting and vote your shares. If you vote via the internet or telephone and do not specify contrary voting instructions, your shares of Ohr common stock will be voted in accordance with the recommendations of the Ohr board of directors. Similarly, if you sign and submit your proxy card or voting instruction card with no instructions, your shares of Ohr common stock will be voted in accordance with the recommendations of the Ohr board of directors.

If your shares are held in “street name” by your broker, Ohr does not believe your broker will have discretion to vote “FOR” or “AGAINST” Proposal Nos. 1, 3, 4, 5 or 6 if you do not provide your broker with instructions. However, Ohr believes your broker will have discretion to vote “FOR” or “AGAINST” Proposal No. 2. For additional discussion regarding broker non-votes and broker discretion to vote on the proposals, please see the answer to “Q: If my Ohr shares are held in ‘street name’ by my broker, will my broker vote my shares for me?” beginning on page 12.

You are encouraged to submit your voting instructions to your broker to ensure your shares of Ohr common stock are voted at the Ohr special meeting with respect to all of the proposals.

Q:	May I vote in person?

A:

If you are a stockholder of Ohr and your shares of Ohr common stock are registered directly in your name with Ohr’s transfer agent, you are considered, with respect to those shares, the stockholder of record, and the proxy materials and proxy card are being sent directly to you by Ohr. If you are an Ohr stockholder of record, you may attend the Ohr special meeting to be held on                            , 2019 and vote your shares in person, rather than signing and returning your proxy.

If your shares of Ohr common stock are held by a bank, broker or other nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the Ohr special meeting. Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Ohr special meeting unless you obtain a proxy from your broker issued in your name giving you the right to vote the shares at the Ohr special meeting.

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Q:	If my Ohr shares are held in “street name” by my broker, will my broker vote my shares for me?

A:

Brokers are not expected to have discretionary authority to vote for any of the proposals other than Proposal No. 2 (the Ohr Reverse Stock Split), so your broker will not be able to vote your shares of Ohr common stock without instructions from you for Proposal Nos. 1, 3, 4, 5 and 6. Ohr believes that each of Proposal Nos. 1, 3, 4, 5 and 6 are deemed to be “non-discretionary” matters under certain rules applicable to brokers, which does not allow brokers to vote on these matters if they are not provided with voting instructions by the beneficial owners of the shares. Therefore, if you fail to provide instructions to your broker as to how to vote your shares on each of Proposal Nos. 1, 3, 4, 5 and 6, your broker will not have the discretion to vote your shares on those proposals. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Ohr believes that Proposal No. 2 is a routine matter for which brokers will have authority to vote your shares of Ohr common stock at the Ohr special meeting if you do not give instruction on how to vote your shares. Consequently, if a beneficial owner of shares held in “street name” does not give any direction, brokers will be permitted to vote such shares of Ohr common stock at the Ohr special meeting in relation to Proposal No. 2. Nevertheless, Ohr encourages you to submit your voting instructions to your broker to ensure your shares of Ohr common stock are voted at the Ohr special meeting.

Q:	May I change my vote after I have submitted a proxy by telephone or via the internet or mailed my signed proxy card?

A:	Any Ohr stockholder of record voting by proxy, other than those Ohr stockholders who have executed a support agreement, has the right to revoke the proxy at any time before the polls close at the Ohr special meeting by sending a written notice stating that he, she or it would like to revoke his, her or its proxy to the Corporate Secretary of Ohr, by providing a duly executed proxy card bearing a later date than the proxy being revoked, by submitting a proxy on a later date by telephone or via the internet (only your last telephone or internet proxy will be counted), before 11:59 p.m., Eastern Time, on , 2019, or by attending the Ohr special meeting and voting in person. Attendance alone at the Ohr special meeting will not revoke a proxy. If a stockholder of Ohr has instructed a broker to vote its shares of Ohr common stock that are held in “street name,” such stockholder must follow directions received from its broker to change those instructions.

Q:	Who will count the vote?

A:	Votes will be counted by the inspector of elections appointed for the Ohr special meeting, who will separately count “FOR” and “AGAINST” votes and abstentions.

Q:	Should Ohr’s stockholders send in their stock certificates now?

A:	No. After the merger is consummated, Ohr’s stockholders will receive written instructions, as applicable, from Ohr’s transfer agent for exchanging their certificates representing shares of Ohr common stock for new certificates giving effect to the Ohr Reverse Stock Split.

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Q:	Am I entitled to appraisal rights?

A:	Ohr’s stockholders are not entitled to appraisal rights in connection with the merger or any of the proposals to be voted on at the Ohr special meeting.

Q:	Have NeuBase’s stockholders agreed to adopt the Merger Agreement?

A:

Yes. Certain stockholders of NeuBase who currently own approximately 60.87% of the outstanding shares of NeuBase common stock are parties to support agreements with NeuBase and Ohr, whereby such stockholders have agreed, subject to the terms of the support agreements, to vote their shares in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby. Pursuant to the conditions of the Merger Agreement, NeuBase will solicit the written consent of its stockholders in lieu of a meeting pursuant to Section 228 of the Delaware General Corporation Law for purposes of, among other things, adopting the Merger Agreement and approving the merger and, if required, the NeuBase Financings, and all other transactions contemplated by the Merger Agreement.

For a more complete discussion of the support agreements, please see the section of this joint proxy statement/prospectus entitled “Agreements Related to the Merger—Support Agreements” beginning on page 206.

Q:	Have any of Ohr’s stockholders agreed to vote in favor of the issuance of the shares to NeuBase’s stockholders in the merger?

A:

Yes. In connection with the execution of the Merger Agreement, holders of approximately 8.9% of Ohr’s Fully Diluted Common Stock have entered into support agreements with NeuBase and Ohr that provide, among other things, that such stockholders will adopt the Merger Agreement and approve the transactions contemplated thereby, including the merger and the issuance of shares of Ohr common stock to NeuBase’s stockholders pursuant to the terms of the Merger Agreement, and against any proposal made in opposition to, or in competition with, the transactions contemplated by the Merger Agreement.

For a more complete discussion of the support agreements, please see the section of this joint proxy statement/prospectus entitled “Agreements Related to the Merger—Support Agreements” beginning on page 206.

Q:	Who is paying for this proxy solicitation?

A:	Ohr will bear the cost of soliciting proxies, including the printing, mailing and filing of this joint proxy statement/prospectus, the proxy card and any additional information furnished to Ohr’s stockholders. You will need to obtain your own internet access if you choose to access the proxy materials and/or vote over the internet. Ohr and NeuBase may use the services of their directors, officers and other employees to solicit proxies from Ohr’s stockholders without additional compensation. Arrangements will also be made with banks, brokers, nominees, custodians and fiduciaries who are record holders of Ohr common stock for the forwarding of solicitation materials to the beneficial owners of Ohr common stock. Ohr will reimburse these banks, brokers, nominees, custodians and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

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Q:	Who can provide me with additional information and help answer my questions?

A:	If you would like additional copies, without charge, of this joint proxy statement/prospectus or if you have questions about the merger and the proposals being considered at the Ohr special meeting, including the procedures for voting your shares, you should contact Ohr’s Chief Financial Officer, by telephone at (212) 682-8452.

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SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger and the proposals being considered at the Ohr special meeting, you should read this entire joint proxy statement/prospectus carefully, including the materials attached as annexes, as well as other documents referred to or incorporated by reference herein. See the section entitled “Where You Can Find More Information” beginning on page 315 of this joint proxy statement/prospectus. Page references are included in parentheses to direct you to a more detailed description of the topics presented in this summary.

The Companies

Ohr Pharmaceutical, Inc.

800 Third Avenue, 11th Floor

New York, New York, 10022

(212) 682-8452

Ohr Pharmaceutical, Inc., a Delaware corporation, is a pharmaceutical company that was focused on the development of novel therapeutics and delivery technologies for the treatment of ocular disease. On January 5, 2018, Ohr reported topline data from the MAKO study which did not meet its primary efficacy endpoint. The MAKO study evaluated the efficacy and safety of topically administered squalamine in combination with monthly Lucentis® injections for the treatment of wet-AMD. The primary efficacy endpoint was the mean visual acuity gain at nine months, using a mixed-effects model for repeated measures (MMRM) analysis. Subjects receiving squalamine combination therapy (n=119) achieved a mean gain of 8.33 letters from baseline versus 10.58 letters from baseline with Lucentis® monotherapy (n=118). There were no differences in the safety profile between the two treatment groups. Based on these results, Ohr has discontinued further development of Squalamine and pursued strategic alternatives.

Ohr Acquisition Corp.

800 Third Avenue, 11th Floor

New York, New York, 10022

(212) 682-8452

Ohr Acquisition Corp., a Delaware corporation, is a wholly owned subsidiary of Ohr that was recently incorporated solely for the purpose of the merger. It does not conduct any business and has no material assets.

NeuBase Therapeutics, Inc.

213 Smithfield Street

Pittsburgh, Pennsylvania 15222

(646) 450-1790

NeuBase Therapeutics, Inc., a Delaware corporation, is a biotechnology company focused on developing the next generation of gene silencing therapies to treat rare genetic diseases caused by mutant proteins. NeuBase is a leader in the discovery and development of the class of ribonucleic acid-targeted drugs called peptide nucleic acids. Its proprietary gamma Peptide-nucleic acid AnTisense OLigonucleotide (“PATrOL™”) platform allows for rapid drug development, potentially transforming the treatment paradigm for a multitude of people affected by rare genetic diseases, with an initial focus on neurological disorders.

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The Combined Company

In connection with the merger, NeuBase has entered into financing agreements which will result in gross proceeds to NeuBase of $9.0 million consisting of (i) the NeuBase Equity Financing and (ii) the NeuBase Debt Financing. The initial exchange ratio in the Merger Agreement was based on Ohr having minimum cash of $1.0 million at the closing of the merger and NeuBase receiving minimum proceeds of $4.0 million in the NeuBase Financings, and if such amounts were achieved, the current stockholders, option holders, warrant holders and note holders of NeuBase were expected to own, or hold rights to acquire, the Original NeuBase Allocation Percentage (80%) of the Fully-Diluted Common Stock of Ohr, and Ohr’s current stockholders, option holders and warrant holders were expected to own, or hold rights to acquire, the Original Ohr Allocation Percentage (20%) of the Fully-Diluted Common Stock of Ohr. The Merger Agreement provides that the Original NeuBase Allocation Percentage will be increased by 0.1% for every $100,000 that the proceeds from the NeuBase Financings exceed $4.0 million, and the Original Ohr Allocation Percentage will be decreased by 0.1% for every $100,000 that the proceeds from the NeuBase Financings exceed $4.0 million. As a result of the NeuBase Financings resulting in proceeds of $9.0 million, it is expected that immediately after the merger, and after giving effect to the NeuBase Financings, current stockholders, option holders, warrant holders and note holders of NeuBase will own, or hold rights to acquire, approximately 85% of the Fully-Diluted Common Stock of Ohr, and Ohr’s current stockholders, option holders and warrant holders will own, or hold rights to acquire, approximately 15% of the Fully-Diluted Common Stock of Ohr.

The principal executive offices of the combined company are expected to be located in Pittsburgh, Pennsylvania.

Summary of the Merger

If the merger is completed, Merger Sub will merge with and into NeuBase, with NeuBase surviving as a wholly owned subsidiary of Ohr.

At the effective time of the merger, each share of NeuBase common stock will be converted into the right to receive approximately 1.019055643 shares of Ohr common stock, subject to adjustment to account for the Ohr Reverse Stock Split to be implemented prior to the consummation of the merger as discussed in this joint proxy statement/prospectus. This exchange ratio is an estimate only, and the final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this joint proxy statement/prospectus. Ohr will assume all outstanding and unexercised options to purchase shares of NeuBase common stock, and they will be converted into options to purchase shares of Ohr common stock. Ohr’s stockholders will continue to own and hold their existing shares of Ohr common stock, and certain of the options and all of the warrants to purchase shares of Ohr common stock will otherwise remain in effect pursuant to their terms. In connection with the merger, NeuBase has entered into financing agreements which will result in gross proceeds to NeuBase of $9.0 million consisting of (i) the NeuBase Equity Financing for aggregate proceeds to NeuBase of $8.4 million and (ii) the NeuBase Debt Financing for aggregate proceeds to NeuBase of $600,000. The initial exchange ratio in the Merger Agreement was based on Ohr having minimum cash of $1.0 million at the closing of the merger and NeuBase receiving minimum proceeds of $4.0 million in the NeuBase Financings, and if such amounts were achieved, the current stockholders, option holders, warrant holders and note holders of NeuBase were expected to own, or hold rights to acquire, the Original NeuBase Allocation Percentage (80%) of the Fully-Diluted Common Stock of Ohr, and Ohr’s current stockholders, option holders and warrant holders were expected to own, or hold rights to acquire, the Original Ohr Allocation Percentage (20%) of the Fully-Diluted Common Stock of Ohr. The Merger Agreement provides that the Original NeuBase Allocation Percentage will be increased by 0.1% for every $100,000 that the proceeds from the NeuBase Financings exceed $4.0 million, and the Original Ohr Allocation Percentage will be decreased by 0.1% for every $100,000 that the proceeds from the NeuBase Financings exceed $4.0 million. As a result of the NeuBase Financings resulting in proceeds of $9.0 million, it is expected that immediately after the merger, and after giving effect to the NeuBase Financings, current stockholders, option holders, warrant holders and note holders of NeuBase will own, or hold rights to acquire, approximately 85% of the Fully-Diluted Common Stock of Ohr, with Ohr’s current stockholders, option holders and warrant holders will own, or hold rights to acquire, approximately 15% of the Fully-Diluted Common Stock of Ohr.

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The closing of the merger will occur no later than three business days after satisfaction or waiver of the conditions to the merger set forth in the Merger Agreement, or at another time as Ohr and NeuBase may mutually agree. Ohr and NeuBase anticipate that the consummation of the merger will occur promptly after the Ohr special meeting. However, because the merger is subject to a number of conditions, neither Ohr nor NeuBase can predict exactly when the closing will occur or if it will occur at all.

Reasons for the Merger (see pages 142 and 146)

Following the merger, the combined company will focus on the development and advancement of the next generation of gene silencing therapies to treat rare genetic diseases caused by mutant proteins. NeuBase is a leader in the discovery and development of the class of ribonucleic acid (“RNA”)-targeted drugs called peptide nucleic acids (“PNAs”). The PATrOL™ platform allows for rapid drug development, potentially transforming the treatment paradigm for a multitude of people affected by rare genetic diseases, with an initial focus on neurological disorders. The combined company expects to focus on therapeutic areas in which it believes its drugs will provide the greatest benefit with a significant market opportunity and intends to utilize its technology to build out a pipeline of custom designed therapeutics for additional high-value disease targets.

Ohr and NeuBase believe that the combined company will have the following potential advantages:

●	ability to build a large and diverse portfolio of drugs custom-designed to treat a variety of health conditions, with an emphasis on severe and rare genetic diseases;

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●	ability to optimize the properties of PATrOL™-enabled drugs for use with particular targets that it determines to be of high value;

●	ability to leverage the combined company’s knowledge and expertise with gamma-PNA, bifacial nucleotides, engineered nucleotides, genetics and genomics and therapeutic development of first-in-class modalities to determine the optimal development and commercialization strategy to maximize the near and longer-term value of drug candidates; and

●	it is expected that the combined company will be led by the experienced senior management from NeuBase and a board of directors with experience working with several public and private life sciences companies.

Each of Ohr’s and NeuBase’s respective board of directors also considered other reasons for the merger, as described herein. For example, the Ohr board of directors considered, among other things:

●	the strategic alternatives of Ohr to the merger, including the discussions that Ohr previously conducted with other potential merger partners;

●	the loss of the operational capabilities of Ohr, and the risks associated with continuing to operate Ohr on a stand-alone basis, including the need to raise substantial funds to continue its operations;

●	the risks associated with, and the limited value and high costs of, liquidating Ohr and thereafter distributing the remaining proceeds, if any, to Ohr’s stockholders; and

●	Ohr’s potential inability to maintain its Nasdaq listing without completing the merger.

In addition, the NeuBase board of directors approved the merger based on a number of factors, including the following:

●	the potential increased access to sources of capital and a broader range of investors to support the clinical development of its product candidates than it may not otherwise be able to obtain if it continued to operate as a privately held company;

●	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

●	the NeuBase board of directors’ belief that no alternatives to the merger were reasonably likely to create greater value for NeuBase’s stockholders after reviewing the various strategic options to enhance stockholder value that were considered by the NeuBase board of directors; and

●	the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes.

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Opinion of Ohr’s Financial Advisor (see page 149)

The Ohr board of directors and the Ohr special committee retained Roth Capital Partners LLC (“Roth”) to provide them with sale advisory services and an opinion as to whether the merger and the merger consideration are fair to Ohr’s stockholders from a financial point of view. The Ohr board of directors and the Ohr special committee selected Roth to act as their financial advisor based on Roth’s qualifications, expertise and reputation. At the meeting of the Ohr board of directors on January 2, 2019, Roth rendered its oral opinion, subsequently confirmed in writing, that as of January 2, 2019, based upon and subject to the various considerations set forth in the opinion, the merger and the merger consideration are fair to Ohr’s stockholders from a financial point of view.

The full text of the written opinion of Roth, dated as of January 2, 2019, is attached hereto as Annex D and is incorporated into this joint proxy statement/prospectus by reference. The summary of the opinion of Roth set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Roth in rendering its opinion. Ohr encourages you to read the opinion carefully and in its entirety. Roth’s opinion is directed to the Ohr special committee and addresses only the fairness of the merger and the merger consideration to Ohr’s stockholders from a financial point of view as of the date of the opinion. It does not address any other aspects of the merger and does not constitute advice or a recommendation as to how any holder of Ohr common stock should vote on the proposals at any Ohr stockholders meeting held in connection with the merger or whether to take any other action with respect to the merger.

Overview of the Merger Agreement

Merger Consideration (see page 167)

At the effective time of the merger:

●	each share of NeuBase capital stock issued and outstanding immediately prior to, and contingent upon the occurrence of, the effective time of the merger, including shares of NeuBase capital stock issued in, or issued upon conversion, exercise or exchange of securities issued in the NeuBase Financings, will be converted into and represent the right to receive such number of shares of validly issued, fully paid and nonassessable shares of Ohr common stock equal to the exchange ratio, and cash in lieu of any fractional shares of Ohr common stock to be issued or paid in consideration therefor; and

●	each option to purchase NeuBase common stock (each, a “NeuBase Option”) that is outstanding and unexercised as of immediately prior to the effective time of the merger will be assumed by Ohr and will be converted into and become an option to purchase that number of shares of Ohr common stock (each, an “Ohr Option”), multiplied by the exchange ratio (and rounding the resulting number down to the nearest whole share), at an exercise price equal to the per share exercise price of such NeuBase Option divided by the exchange ratio (and rounding the resulting number up to the nearest whole cent).

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In connection with the merger, NeuBase has entered into financing agreements which will result in gross proceeds to NeuBase of $9.0 million consisting of (i) the NeuBase Equity Financing and (ii) the NeuBase Debt Financing. The initial exchange ratio in the Merger Agreement was based on Ohr having minimum cash of $1.0 million at the closing of the merger and NeuBase receiving minimum proceeds of $4.0 million in the NeuBase Financings, and if such amounts were achieved, the current stockholders, option holders, warrant holders and note holders of NeuBase were expected to own, or hold rights to acquire, the Original NeuBase Allocation Percentage (80%) of the Fully-Diluted Common Stock of Ohr, and Ohr’s current stockholders, option holders and warrant holders were expected to own, or hold rights to acquire, the Original Ohr Allocation Percentage (20%) of the Fully-Diluted Common Stock of Ohr. The Merger Agreement provides that the Original NeuBase Allocation Percentage will be increased by 0.1% for every $100,000 that the proceeds from the NeuBase Financings exceed $4.0 million, and the Original Ohr Allocation Percentage will be decreased by 0.1% for every $100,000 that the proceeds from the NeuBase Financings exceed $4.0 million. As a result of the NeuBase Financings resulting in proceeds of $9.0 million, it is expected that immediately after the merger, and after giving effect to the NeuBase Financings, current stockholders, option holders, warrant holders and note holders of NeuBase will own, or hold rights to acquire, approximately 85% of the Fully-Diluted Common Stock of Ohr, and Ohr’s current stockholders, option holders and warrant holders will own, or hold rights to acquire, approximately 15% of the Fully-Diluted Common Stock of Ohr.

There will be no adjustment to the total number of shares of Ohr common stock that NeuBase’s stockholders will be entitled to receive for changes in the market price of Ohr common stock. Accordingly, the market value of the shares of Ohr common stock issued pursuant to the merger will depend on the market value of the shares of Ohr common stock at the time the merger closes, and could vary significantly from the market value on the date of this joint proxy statement/prospectus.

Treatment of NeuBase Options (see page 185)

At the effective time of the merger, each NeuBase Option, whether vested or not vested, will be converted into an Ohr Option and each Ohr Option may be exercised solely for shares of Ohr common stock. At the effective time of the merger: (i) each NeuBase Option assumed by Ohr may be exercised solely for shares of Ohr common stock; (ii) the number of shares of Ohr common stock subject to each NeuBase Option assumed by Ohr will be determined by multiplying (x) the number of shares of NeuBase common stock that were subject to such NeuBase Option, as in effect immediately prior to the effective time of the merger by (y) the exchange ratio and rounding the resulting number down to the nearest whole number of shares of Ohr common stock; and (iii) the per share exercise price for the Ohr common stock issuable upon exercise of each NeuBase Option assumed by Ohr will be determined by dividing (x) the per share exercise price of NeuBase common stock subject to such NeuBase Option, as in effect immediately prior to the effective time of the merger, by (y) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent.

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Any restriction on the exercise of any NeuBase Option assumed by Ohr will continue in full force and effect and the term, exercisability, vesting schedule, status as an “incentive stock option” under Section 422 of the Code, if applicable, and other provisions of such NeuBase Option will otherwise remain unchanged; provided, however, that: (1) to the extent provided under the terms of a NeuBase Option, such NeuBase Option assumed by Ohr will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Ohr common stock subsequent to the effective time of the merger; and (2) the Ohr board of directors or a committee thereof will succeed to the authority and responsibility of the NeuBase board of directors or any committee thereof with respect to each NeuBase Option assumed by Ohr.

Treatment of the NeuBase Warrant (see page 186)

Prior to the effective time of the merger, that certain warrant to purchase NeuBase capital stock issued, pursuant to the Carnegie Mellon license dated December 17, 2018, by NeuBase to Carnegie Mellon University (the “NeuBase Warrant”), pursuant to the Carnegie Mellon license agreement, will be exercised for 101,847 shares of NeuBase common stock, and the holder thereof will be entitled to receive the merger consideration.

Treatment of the NeuBase Convertible Notes (see page 186)

Contingent on and effective immediately prior to the effective time of the merger, all of the outstanding convertible notes of NeuBase (the “NeuBase Convertible Notes”) shall be treated in accordance with the terms of the relevant agreements governing the NeuBase Convertible Notes and converted into NeuBase common stock, and the holders thereof will be entitled to receive the merger consideration. As of March 7, 2019, NeuBase convertible notes with an aggregate principal amount of $850,000 were outstanding, which will convert (principal and accrued and unpaid interest) into approximately 598,472 shares of NeuBase common stock immediately prior to the effective time of the merger.

Conditions to Completion of the Merger (see page 187)

To consummate the merger, Ohr’s stockholders must (a) adopt the Merger Agreement and approve the transactions contemplated thereby, including the merger and the issuance of shares of Ohr common stock to NeuBase’s stockholders pursuant to the terms of the Merger Agreement, (b) approve an amendment of Ohr’s Certificate of Incorporation to effect the Ohr Reverse Stock Split and (c) approve the Post-Merger Certificate of Incorporation. Additionally, NeuBase’s stockholders must adopt the Merger Agreement and approve the merger and the other transactions contemplated by the Merger Agreement. In addition to obtaining such stockholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

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No Solicitation (see page 193)

Each of Ohr and NeuBase agreed that, subject to limited exceptions, Ohr and NeuBase will not, and will not authorize or permit any of their respective subsidiaries or any of their respective affiliates, officers, directors, employees, partners, attorneys, accountants, advisors, agents or representatives of such parties or of any such party’s subsidiaries or other affiliates to, directly or indirectly:

●	solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of any “acquisition proposal” as defined below or take any action that would reasonably be expected to lead to an acquisition proposal;

●	furnish any nonpublic information regarding it or its subsidiaries to any person in connection with or in response to an acquisition proposal or an inquiry or indication of interest that could lead to an acquisition proposal;

●	engage in discussions or negotiations with any person with respect to any acquisition proposal;

●	approve, endorse or recommend any acquisition proposal; or

●	enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to any “acquisition transaction” as defined in the Merger Agreement.

However, before obtaining the Ohr stockholder approval required to adopt the Merger Agreement, Ohr may furnish nonpublic information regarding Ohr and its subsidiaries to, or enter into discussions with, any person in response to an acquisition proposal that, after consultation with its outside financial and legal advisors, the Ohr board of directors determines in good faith is, or would reasonably be expected to result in, a “superior offer,” and:

●	neither Ohr nor any of its representatives (or its subsidiaries) will have breached the solicitation provisions of the Merger Agreement described above;

●	the Ohr board of directors concludes in good faith, after having taken into account the advice of its outside legal counsel, that such action is required in order for the Ohr board of directors to comply with its fiduciary obligations to its stockholders under applicable law;

●	at least two business days prior to furnishing any such information to, or entering into discussions with, such person, Ohr gives NeuBase written notice of the identity of such person and of Ohr’s intention to furnish information to, or enter into discussions with, such person, and Ohr receives from such person an executed confidentiality agreement on terms no more favorable to Ohr than the confidentiality agreement between Ohr and NeuBase and containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person by or on behalf of Ohr as well as customary “standstill” provisions; and

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●	at least two business days prior to furnishing any such information to such person, Ohr furnishes such nonpublic information to NeuBase (to the extent such nonpublic information has not been previously furnished by Ohr to NeuBase).

Termination of the Merger Agreement (see page 203)

Either Ohr or NeuBase can terminate the Merger Agreement under certain circumstances (including, but not limited to, the failure to close the merger by June 30, 2019, the prohibition of the merger determined by a court or government agency or the failure to obtain the approval of the respective stockholders), which would prevent the merger from being consummated.

Termination Fee (see page 205)

If the Merger Agreement is terminated under certain circumstances, Ohr or NeuBase will be required to pay the other party a termination fee of $250,000.

Agreements Related to the Merger

Support Agreements (see page 206)

Certain NeuBase securityholders that beneficially own or control approximately 60.87% of the voting power of NeuBase’s outstanding capital stock as of March 7, 2019 entered into support agreements with NeuBase and Ohr pursuant to which, among other things, they agreed to vote all of their shares of NeuBase capital stock (1) in favor of the adoption of the Merger Agreement and approval of the merger and, if required, the NeuBase Financings and all other transactions contemplated by the Merger Agreement; (2) against any action or agreement that, to the knowledge of such securityholder, would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of NeuBase or any of its subsidiaries or affiliates under the Merger Agreement or that would reasonably be expected to result in any of the conditions to NeuBase’s or any of its subsidiaries’ or affiliates’ obligations under the Merger Agreement not being fulfilled; and (3) against any “acquisition proposal” (as defined in the Merger Agreement), or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the merger and all other transactions contemplated by the Merger Agreement. Such securityholders also agreed not to take any actions inconsistent with the foregoing obligations.

Certain Ohr securityholders that beneficially own or control 8.9% as of March 7, 2019 entered into support agreements with NeuBase and Ohr pursuant to which, among other things, they agreed to vote all their shares of Ohr capital stock: (1) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the merger and the issuance of Ohr common stock and the Ohr Reverse Stock Split, which is part of this joint proxy statement/prospectus, in connection with, or related to, the consummation of the merger for which the Ohr board of directors has recommended that Ohr’s stockholders vote in favor; (2) against any action or agreement that, to the knowledge of such securityholders, would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Ohr or any of its subsidiaries or affiliates under the Merger Agreement or that would reasonably be expected to result in any of the conditions to Ohr’s or any of its subsidiaries’ or affiliates’ obligations under the Merger Agreement not being fulfilled; and (3) against any “acquisition proposal” (as defined in the Merger Agreement), or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the merger and all other transactions contemplated by the Merger Agreement. Such securityholders also agreed not to take any actions inconsistent with the foregoing obligations, except in the event that the Ohr board of directors withdraws or modifies its recommendation of the merger.

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Lock-Up Agreements (see page 207)

Certain NeuBase and Ohr securityholders that entered into support agreements also entered into lock-up agreements with Ohr, pursuant to which they agreed, from the closing date of the merger until 90 days after the closing date of the merger and except in limited circumstances, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Ohr common stock or any securities convertible into or exercisable or exchangeable for Ohr common stock (including, without limitation, Ohr common stock or such other securities which may be deemed to be beneficially owned by such securityholder in accordance with the rules and regulations of the SEC and securities of Ohr which may be issued upon exercise of a stock option or warrant that are currently or hereafter owned by such securityholder (collectively, the “Lock-Up Shares”)), or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition; (ii) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Ohr common stock or such other securities, in cash or otherwise; or (iii) make any demand for or exercise any right with respect to the registration of any shares of Ohr common stock or any security convertible into or exercisable or exchangeable for Ohr common stock.

Directors and Executive Officers of the Combined Company Following the Merger (see page 186)

Effective as of the closing of the merger, the combined company’s executive officers are anticipated to include:

Name	Title
Dr. Dietrich Stephan	President and Chief Executive Officer
Sam Backenroth	Chief Financial Officer

Effective as of the closing of the merger, it is anticipated that the Ohr board of directors will consist of five members, including Dr. Dietrich Stephan, President, Chief Executive Officer and a Director of NeuBase. The other members of the Ohr board of directors will be identified by NeuBase prior to the effectiveness of this registration statement, of which this joint proxy statement/prospectus is a part.

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Interests of Certain Directors, Officers and Affiliates of Each of Ohr and NeuBase (see pages 159 and 166)

When considering the recommendation of the Ohr board of directors, you should be aware that Ohr’s directors and executive officers have interests in the merger that are different from, or in addition to, your interests as a stockholder. The Ohr board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the merger, and in recommending that the Merger Agreement be adopted by Ohr’s stockholders. For example, all of Ohr’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement and coverage pursuant to insurance policies maintained by Ohr.

As of March 7, 2019, the directors and executive officers of Ohr, together with their affiliates, owned 8.9% of the outstanding shares of Ohr common stock, and each of the Ohr directors and executive officers has entered into a support agreement in connection with the merger. The support agreements are discussed in greater detail in the section of this joint proxy statement/prospectus entitled “Agreements Related to the Merger—Support Agreements” beginning on page 206.

In considering the recommendation of the NeuBase board of directors with respect to the adoption of the Merger Agreement and the approval of the NeuBase Financings, if required, and the related transactions by written consent, NeuBase’s stockholders should be aware that Dr. Dietrich Stephan, NeuBase’s sole director and executive officer, is expected to become a director and President and Chief Executive Officer of Ohr upon the closing of the merger, and will be entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

As of March 7, 2019, Dr. Dietrich Stephan, together with his affiliates, owned approximately 38.14% of the outstanding shares of the NeuBase common stock, excluding those shares issuable upon the exercise of outstanding stock options. Dr. Dietrich Stephan has also entered into a support agreement with NeuBase and Ohr in connection with the merger. The support agreement is discussed in greater detail in the section entitled “Agreements Related to the Merger—Support Agreements” beginning on page 206of this joint proxy statement/prospectus.

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Considerations with Respect to U.S. Federal Income Tax Consequences of the Merger (see page 170)

The merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of the registration statement of which this joint proxy statement/prospectus is a part, Troutman Sanders, Ohr's counsel, has delivered to Ohr, and Paul Hastings, NeuBase's counsel, has delivered to NeuBase, their respective opinions that, for United States federal income tax purposes, subject to the limitations, assumptions and qualifications described in the opinions and in the section entitled "Material United States Federal Income Tax Consequences of the Merger," the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, if you are a U.S. holder (as defined in the section entitled “Material United States Federal Income Tax Consequences of the Merger” beginning on page 170) of NeuBase common stock, you will not recognize any gain or loss for U.S. federal income tax purposes upon your exchange of shares of NeuBase common stock for shares of Ohr common stock in the merger, except with respect to cash received in lieu of fractional shares of Ohr common stock. Notwithstanding the foregoing, your tax treatment will depend on your specific situation and many variables not within Ohr’s or NeuBase’s control. If any of the representations and assumptions upon which the opinions are issued is incorrect, incomplete or inaccurate or is violated, the accuracy of the opinions may be affected and the tax consequences of the merger could differ from those described in this proxy statement/prospectus/information statement.

The U.S. federal income tax consequences described above may not apply to all holders of NeuBase common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult an independent tax advisor for a full understanding of the particular tax consequences of the merger to you.

Material U.S. Federal Income Tax Consequences of the Ohr Reverse Stock Split (see page 231)

An Ohr U.S. Holder generally should not recognize gain or loss upon the Ohr Reverse Stock Split. Please review the information in the section entitled “Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” beginning on page 231 for a more complete description of the material U.S. federal income tax consequences of the Ohr Reverse Stock Split to Ohr U.S. Holders.

The tax consequences to you of the Ohr Reverse Stock Split will depend on your particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you.

Risk Factors (see page 36)

Ohr and NeuBase are subject to various risks associated with their businesses and their industries. In addition, the merger poses a number of risks to each of Ohr and NeuBase and their respective stockholders, including, but not limited to, the following risks:

●	the exchange ratio is not adjustable based on the market price of Ohr common stock so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed;

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●	failure to complete the merger may result in NeuBase or Ohr paying a termination fee to the other and could harm the common stock price of Ohr and the future business, liquidity and operations of each company;

●	if the conditions to the merger are not met, the merger may not occur;

●	the merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes;

●	some Ohr and NeuBase executive officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests;

●	the market price of the combined company common stock may decline as a result of the merger;

●	Ohr and NeuBase stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger;

●	during the pendency of the merger, Ohr and NeuBase may not be able to enter into a business combination with another party at a favorable price (subject to certain exceptions) because of restrictions in the Merger Agreement, which could adversely affect their respective businesses; and

●	certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

These risks and other risks are discussed in greater detail under the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 36. Ohr and NeuBase both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 170)

Ohr must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Ohr common stock and the filing of this joint proxy statement/prospectus with the SEC.

Nasdaq Listing (see page 172)

Prior to consummation of the merger, Ohr intends to file an initial listing application for the combined company with Nasdaq pursuant to Nasdaq “reverse merger” rules. If such application is accepted, Ohr anticipates that Ohr common stock will be listed on Nasdaq following the closing of the merger under the trading symbol “NBSE.”

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Anticipated Accounting Treatment (see page 172)

The merger will be treated by Ohr as a reverse acquisition under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). For accounting purposes, NeuBase is considered to be acquiring Ohr in the merger.

Appraisal Rights and Dissenters’ Rights (see page 173)

Ohr’s stockholders are not entitled to appraisal rights in connection with the merger. NeuBase’s stockholders are entitled to appraisal rights in connection with the merger under Delaware law. For more information about such rights, see the provisions of Section 262 of the Delaware General Corporation Law, attached hereto as Annex F, and the section of this joint proxy statement/prospectus entitled “The Merger—Appraisal Rights and Dissenters’ Rights” beginning on page 173.

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SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

The following tables present summary historical financial data for each of Ohr and NeuBase, summary unaudited pro forma condensed combined financial data for Ohr and NeuBase and comparative historical and unaudited pro forma per share data for Ohr and NeuBase.

Selected Historical Consolidated Financial Data of Ohr

The selected consolidated statements of operations data for the years ended September 30, 2018 and 2017 and the selected consolidated balance sheet data as of September 30, 2018 and 2017 are derived from Ohr’s audited consolidated financial statements included elsewhere in this joint proxy statement/prospectus. The selected consolidated statements of operations data for the three months ended December 31, 2018 and the selected consolidated balance sheet data as of December 31, 2018 are derived from Ohr’s unaudited interim consolidated financial statements included elsewhere in this joint proxy statement/prospectus. Ohr’s unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP on the same basis as its audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, necessary for the fair statement of those unaudited interim consolidated financial statements. Ohr’s historical results are not necessarily indicative of the results that may be expected in any future period and the results for the three months ended December 31, 2018 are not necessarily indicative of results to be expected for the full year ending September 30, 2019 or any other period.

The following information does not give effect to the Ohr Reverse Stock Split described in Proposal No. 2. but does give effect to the one-for-twenty reverse stock split of Ohr common stock on February 4, 2019. Unless otherwise noted, impacted amounts and share information of Ohr included in the financial statements and notes thereto, and elsewhere in this joint proxy statement/prospectus, have been retroactively adjusted for the February 4, 2019, reverse stock split, as if such reverse stock split occurred on the first day of the first period presented. Certain amounts in the Ohr financial statements, the notes thereto, and elsewhere in this joint proxy statement/prospectus, may be slightly different than previously reported due to rounding of fractional shares as a result of the February 4, 2019, reverse stock split.

The selected historical consolidated financial data below should be read in conjunction with the sections entitled “Ohr’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 277 of this joint proxy statement/prospectus and “Risk Factors—Risks Related to Ohr” beginning on page 42 of this joint proxy statement/prospectus and Ohr’s consolidated financial statements and related notes included elsewhere in this joint proxy statement/prospectus.

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OHR PHARMACEUTICAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended		For the Three Months Ended
	September 30,		December 31, (Unaudited)
	2018	2017	2018	2017
OPERATING EXPENSES

General and administrative	$3,634,474	$5,278,272	$680,995	$1,510,032

Research and development	4,319,165	17,406,869	58,021	2,387,731

Depreciation and amortization	1,124,569	1,165,689	167,370	284,986

Loss on Impairment of Goodwill	740,912	—	—	—

Loss on Impairment of intangible asset	5,313,640	—	—	—

Gain on settlement of liabilities	(1,228,805)	(70,757)	—	—

TOTAL OPERATING EXPENSES	13,903,955	23,780,073	906,386	4,182,749

LOSS FROM OPERATIONS	(13,903,955)	(23,780,073)	(906,386)	(4,182,749)

OTHER INCOME (EXPENSE)

Other income (expense)	592,584	(1,349)	8,762	31,391
Interest income (expense), net	74,471	(29,574)	—	—

Total Other Income (Expense)	667,055	(30,923)	8,762	31,391

NET LOSS	$(13,236,900)	$(23,810,996)	$(897,624)	$(4,151,358)

BASIC AND DILUTED LOSS PER SHARE	$(4.69)	$(10.64)	$(0.32)	$(1.48)

WEIGHTED AVERAGE SHARES OUTSTANDING:
BASIC AND DILUTED	2,819,994	2,238,534	2,829,248	2,810,189

OHR PHARMACEUTICAL, INC.
CONSOLIDATED BALANCE SHEETS

	September 30,		December 31,
	2018	2017	2018 (Unaudited)
ASSETS
CURRENT ASSETS
Cash	$3,750,436	$12,801,085	$3,110,441
Prepaid expenses and other current assets	247,998	223,278	103,269

Total Current Assets	3,998,434	13,024,363	3,213,710

EQUIPMENT, net	15,763	63,757	13,421

OTHER ASSETS
Security deposit	—	12,243	—
Intangible assets, net	7,611,918	14,087,602	7,446,891
Goodwill	—	740,912	—

TOTAL ASSETS	$11,626,115	$27,928,877	$10,674,022

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$651,781	$4,827,525	$597,152
Notes payable	73,217	106,387	—

Total Current Liabilities	724,998	4,933,912	597,152

Long-term liabilities	—	150,000	—

TOTAL LIABILITIES	724,998	5,083,912	597,152

STOCKHOLDERS' EQUITY
Preferred stock, Series B; 6,000,000 shares authorized, $0.0001 par value, 0 shares issued and outstanding, respectively	—	—	—
Common stock; 180,000,000 shares authorized, $0.0001 par value, 2,829,248, 2,815,748, and 2,829,248 shares issued and outstanding, respectively	283	282	283
Additional paid-in capital	132,226,341	130,933,290	132,299,718
Accumulated deficit	(121,325,507)	(108,088,607)	(122,223,131)

Total Stockholders' Equity	10,901,117	22,844,965	10,076,870
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$11,626,115	$27,928,877	$10,674,022

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NEUBASE THERAPEUTICS, INC.

STATEMENTS OF OPERATIONS

Selected Historical Financial Data of NeuBase

The selected financial data as of December 31, 2018, for the three months ended December 31, 2018 and the period from August 28, 2018 (inception) to September 30, 2018, are derived from NeuBase’s audited financial statements prepared using U.S. GAAP, which are included in this proxy statement/prospectus/information statement. The statement of operations data for the three months ended December 31, 2018, as well as the balance sheet data as of December 31, 2018, are derived from the NeuBase unaudited condensed financial statements included in this proxy statement/prospectus/information statement. In the opinion of management, the unaudited financial statements reflect all adjustments, which include normal recurring adjustments, necessary to state fairly NeuBase’s results of operations and financial position. These historical results are not necessarily indicative of results to be expected in any future period. The selected financial data should be read in conjunction with NeuBase’s financial statements and the related notes to those statements included in this joint proxy statement/prospectus/information statement and “NeuBase Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 282 of this joint proxy statement/prospectus.

	From August 28, 2018 (Inception) to September 30,	For the Three Months Ended December 31,
	2018	2018 (unaudited)
OPERATING EXPENSES

General and administrative	$28,393	$620,692
Research and development	12,819	54,459
TOTAL OPERATING EXPENSES	41,212	675,151

LOSS FROM OPERATIONS	(41,212)	(675,151)

OTHER INCOME (EXPENSE)
Interest expense	(740)	(4,521)
Total Other Expense	(740)	(4,521)

NET LOSS	$(41,952)	$(679,672)

BASIC AND DILUTED LOSS PER SHARE	$(0.01)	(0.13)

WEIGHTED AVERAGE SHARES OUTSTANDING:
BASIC AND DILUTED	4,120,000	5,216,467

NEUBASE THERAPEUTICS, INC.
BALANCE SHEETS

	September 30,	December 31,
	2018	2018
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$249,600	$137,190
Other current assets	1	—

Total Current Assets	249,601	137,190

OTHER ASSETS
Intangible assets	—	1,488,301

TOTAL ASSETS	$249,601	$1,625,491

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable and accrued expenses	$41,497	$164,667
Contingent consideration	—	163,356

Total Current Liabilities	41,497	328,023

LONG-TERM LIABILITIES
Convertible Note Payable	250,000	250,000

Total Long-term Liabilities	250,000	250,000

TOTAL LIABILITIES	291,497	578,023

STOCKHOLDERS' EQUITY (DEFICIT)
Common Stock; 15,000,000 shares authorized, $.00001 par value, 5,620,000 shares issued and outstanding as of September 30, 2018, 5,620,000 shares issued and 4,245,000 outstanding as of December 31, 2018	56	56
Treasury stock, at cost; 0 as of September 30, 2018; 1,375,000 as of December 31, 2018	—	(14)
Additional paid-in capital	—	1,769,050
Accumulated deficit	(41,952)	(721,624)

Total Stockholders' Equity (Deficit)	(41,896)	1,047,468
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$249,601	$1,625,491

Selected Unaudited Pro Forma Combined Financial Data of Ohr and NeuBase

The following selected unaudited pro forma condensed combined financial information has been prepared to reflect the acquisitions of Ohr by NeuBase using the acquisition method of accounting. On January 2, 2019, Ohr and NeuBase entered into the Merger Agreement pursuant to which a wholly owned subsidiary of Ohr will merge with and into NeuBase, with NeuBase becoming a wholly owned subsidiary of Ohr and the surviving company of the merger. For accounting purposes, NeuBase is considered to be acquiring Ohr in the merger.

The unaudited pro forma condensed combined financial statements were prepared in accordance with the regulations of the SEC. The unaudited pro forma condensed combined balance sheet as of September 30, 2018 is presented as if the merger had been completed on September 30, 2018. The unaudited pro forma condensed combined statements of operations for the three months ended December 31, 2018 and for the year ended September 30, 2018 assumes that the merger took place as of October 1.

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The following information does not give effect to the Ohr Reverse Stock Split described in Proposal No. 2. but does give effect to the one-for-twenty reverse stock split of Ohr common stock on February 4, 2019.

The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data as of and for the three months ended December 31, 2018 and for the year ended September 30, 2018 are derived from the unaudited pro forma condensed combined financial information and should be read in conjunction with that information. For more information, please see the section of this joint proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

	For the Period Ended September 30, 2018 (1)	For the Three Months Ended December 31, 2018
		(unaudited)

Consolidated Statements of Operations Data:
Operating expenses:
Research and development	$4,331,984	$112,480
General and administrative	3,662,867	6,146,463
Depreciation and amortization	1,124,569	167,370
Loss on impairment of goodwill	740,912	—
Loss on impairment of intangible asset	5,313,640	—
Gain on settlement of liabilities	(1,228,805)	—
Total operating expenses	13,945,167	6,426,313
Loss from operations	(13,945,167)	(6,426,313)
Other and interest Income (expense)	666,315	4,241
Net loss	(13,278,852)	(6,422,072)
Net loss per share—basic and diluted	$(0.86)	$(0.41)
Weighted-average common shares outstanding—basic and diluted	15,514,965	15,524,219

(1)	Includes the following periods: The year ended September 30, 2018, for Ohr, and the period from August 28, 2018 (inception), to September 30, 2018, for NeuBase.

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At December 31, 2018

Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,519,033
Total current assets	$12,222,312
Other assets	$7,231,025
Total assets	$19,466,758
Total liabilities	$2,928,370
Total stockholders’ equity (deficit)	$16,538,388

Comparative Historical and Unaudited Pro Forma Per Share Data

The information below reflects historical per share information for Ohr and NeuBase and unaudited pro forma per share information of the combined company as if Ohr and NeuBase had been combined as of or for the periods presented. The per share amounts below do not give effect to the proposed Ohr Reverse Stock Split described in the section of this joint proxy statement/prospectus entitled “Matters Being Submitted to a Vote of Ohr’s Stockholders—Proposal No. 2: Approval of the Ohr Reverse Stock Split,” beginning on page 226.

The pro forma amounts in the table below have been derived from the unaudited pro forma combined financial information included in the section of this joint proxy statement/prospectus entitled “Unaudited Pro Forma Combined Financial Statements,” beginning on page 31. The pro forma amounts are presented for illustrative purposes only and are not necessarily indicative of what the financial position or the results of operations of the combined company would have been had Ohr and NeuBase been combined as of or for the periods presented.

The following information does not give effect to the Ohr reverse Stock Split described in Proposal No. 2. but does give effect to the one-for-twenty reverse stock split of Ohr common stock on February 4, 2019.

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The information below should be read in conjunction with the audited and unaudited consolidated financial statements of Ohr and the related notes, the audited and unaudited financial statements of NeuBase and the related notes, and the unaudited pro forma combined financial information and the related notes, all of which are included elsewhere in this joint proxy statement/prospectus or in annexes to this joint proxy statement/prospectus.

	As of and for the period ended September 30, 2018 (4)	As of and for the three months ended December 31, 2018
Ohr
Book value per share—historical (1)	$3.85	$3.56
Basic and diluted net loss per share—historical	$(4.69)	$(0.32)
NeuBase
Book value per share—historical (1)	$(0.01)	$0.25
Basic and diluted net loss per share—historical	$(0.01)	$(0.13)
NeuBase Unaudited Pro Forma Equivalent Data per Share (2)
Book value per share—pro forma	$(0.01)	$0.25
Basic and diluted net loss per share—historical	$(0.01)	$(0.13)
Unaudited Pro Forma Combined
Book value per share—pro forma (3)	N/A	$1.07
Basic and diluted net loss per share—pro forma	(0.86)	(0.41)

(1)	Historical book value per share is calculated by taking total stockholders’ equity divided by total outstanding common shares (Ohr) or total outstanding ordinary shares (NeuBase), as of the end of the period.

(2)	NeuBase Unaudited Pro Forma Equivalent Data per share is calculated by applying the preliminary pro forma share exchange ratio of 1.019055643 to the unaudited historical per share data.

(3)	Combined pro forma book value per share is calculated by taking pro forma combined total stockholder equity divided by pro forma combined total outstanding common shares.

(4)	Includes the following periods: The year ended September 30, 2018, for Ohr, and the period from August 28, 2018 (inception), to September 30, 2018, for NeuBase.

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MARKET PRICE AND DIVIDEND INFORMATION

Ohr common stock trades on Nasdaq under the symbol “OHRP.” The following table details the high and low closing prices for the Ohr common stock as reported by Nasdaq for the periods indicated. On January 23, 2019, Ohr filed with the Secretary of State of the State of Delaware a Certificate of Amendment to its Certificate of Incorporation to effect a one-for-twenty reverse stock split. The shares of Ohr common stock began trading on a split adjusted basis when the market opened on February 4, 2019. The share prices below are shown on a post-split basis.

	Price Range (1)
	High	Low

Fiscal Year 2017
First Quarter	75.00	30.00
Second Quarter	33.00	15.60
Third Quarter	18.40	12.00
Fourth Quarter	15.80	11.40
Fiscal Year 2018
First Quarter	38.40	11.80
Second Quarter	40.80	4.40
Third Quarter	6.60	3.80
Fourth Quarter	4.80	3.00
Fiscal Year 2019
First Quarter	6.20	1.60
Second Quarter (through March 7, 2019)	4.20	1.60

(1) These prices have been adjusted to reflect a 1-for-20 reverse stock split that became effective on February 4, 2019, rounded to the nearest whole cent.

NeuBase is a private company and its ordinary shares are not publicly traded. There has never been, nor is there expected to be in the future, a public market for NeuBase’s common stock.

On January 2, 2019, the last full trading day prior to the public announcement of the proposed merger, the closing price per share of Ohr common stock as reported on Nasdaq was $2.20 per share. On March 7, 2019, the last practicable date before the printing of this joint proxy statement/prospectus, the closing price per share of Ohr common stock as reported on Nasdaq was $2.88 per share.

Following the consummation of the merger, and subject to successful application for initial listing with Nasdaq, Ohr common stock will continue to be listed on Nasdaq, but will trade under the symbol “NBSE” and under the combined company’s new name, “NeuBase Therapeutics, Inc.”

As of the record date, Ohr had approximately 253 stockholders of record.

Ohr has never declared or paid cash dividends on its capital stock. Ohr currently intends to retain earnings, if any, to finance the growth and development of its business, and does not expect to pay any cash dividends to its stockholders in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Ohr board of directors.

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RISK FACTORS

You should consider the following factors in evaluating whether to adopt the Merger Agreement and thereby approve the transactions contemplated thereby, including the merger and the issuance of Ohr common stock to NeuBase’s stockholders pursuant to the terms of the Merger Agreement, the Ohr Reverse Stock Split and the Post-Merger Certificate of Incorporation. These factors should be considered in conjunction with the other information included or incorporated by reference by Ohr in this joint proxy statement/prospectus.

Risks Related to the Merger

If the proposed merger with NeuBase is not consummated, Ohr’s business could suffer materially and Ohr’s stock price could decline.

The consummation of the proposed merger with NeuBase is subject to a number of closing conditions, including the approval by Ohr’s stockholders, approval by Nasdaq of Ohr’s application for initial listing of Ohr common stock in connection with the merger, a minimum amount of financing into NeuBase, and other customary closing conditions. Ohr is targeting a closing of the transaction in the second quarter of calendar year 2019.

If the proposed merger is not consummated, Ohr may be subject to a number of material risks, and its business and stock price could be adversely affected, as follows:

●	Ohr has incurred and expects to continue to incur significant expenses related to the proposed merger with NeuBase even if the merger is not consummated.

●	The Merger Agreement contains covenants relating to Ohr’s solicitation of competing acquisition proposals and the conduct of Ohr’s business between the date of signing the Merger Agreement and the closing of the merger. As a result, significant business decisions and transactions before the closing of the merger require the consent of NeuBase. Accordingly, Ohr may be unable to pursue business opportunities that would otherwise be in its best interest as a standalone company. If the Merger Agreement is terminated after Ohr has invested significant time and resources in the transaction process, Ohr will have a limited ability to continue operations without obtaining additional financing to fund its operations.

●	Ohr’s prospective customers, collaborators and other business partners and investors in general may view the failure to consummate the merger as a poor reflection on its business or prospects.

●	Some of Ohr’s suppliers, distributors, collaborators and other business partners may seek to change or terminate their relationships with Ohr as a result of the proposed merger.

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●	As a result of the proposed merger, current and prospective employees could experience uncertainty about their future roles within the combined company. This uncertainty may adversely affect Ohr’s ability to retain its key employees, who may seek other employment opportunities.

●	Ohr’s management team may be distracted from day to day operations as a result of the proposed merger.

●	The market price of Ohr common stock may decline to the extent that the current market price reflects a market assumption that the proposed merger will be completed.

In addition, if the Merger Agreement is terminated and the Ohr board of directors determines to seek another business combination, it may not be able to find a third party willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the merger. In such circumstances, the Ohr board of directors may elect to, among other things, divest all or a portion of Ohr’s assets, or take the steps necessary to liquidate all of Ohr’s business and assets, and in either such case, the consideration that Ohr receives may be less attractive than the consideration to be received by Ohr pursuant to the Merger Agreement.

The exchange ratio is not adjustable based on the market price of Ohr common stock so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

The Merger Agreement has set the exchange ratio for the NeuBase common stock. Any changes in the market price of Ohr common stock before the completion of the merger will not affect the number of shares NeuBase securityholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the merger the market price of Ohr common stock declines from the market price on the date of the Merger Agreement, then NeuBase securityholders could receive merger consideration with substantially lower value. Similarly, if before the completion of the merger the market price of Ohr common stock increases from the market price on the date of the Merger Agreement, then NeuBase securityholders could receive merger consideration with substantially more value for their shares of NeuBase capital stock than the parties had negotiated for in the establishment of the exchange ratio. Because the exchange ratio does not adjust as a result of changes in the value of Ohr common stock, for each one percentage point that the market value of Ohr common stock rises or declines, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration issued to NeuBase securityholders.

Some of Ohr’s officers and directors have conflicts of interest that may influence them to support or approve the merger.

Officers and directors of Ohr participate in arrangements that provide them with interests in the merger that are different from yours, including, among others, Sam Backenroth’s, Ohr’s current Chief Financial Officer, continued employment as Chief Financial Officer of the combined company, their continued service as a director of the combined company, retention and severance benefits, the acceleration of option vesting and continued indemnification. These interests, among others, may influence the officers and directors of Ohr to support or approve the merger. For a more detailed discussion, please see the section entitled “The Merger—Interests of Ohr’s Directors and Executive Officers in the Merger” beginning on page 159 of this joint proxy statement/prospectus.

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The market price of the combined company’s common stock may decline as a result of the merger.

The market price of the combined company’s common stock may decline as a result of the merger for a number of reasons including:

●	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts;

●	the effect of the merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

●	investors react negatively to the effect on the combined company’s business and prospects from the merger.

Ohr’s stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined company is unable to realize the strategic and financial benefits currently anticipated from the merger, Ohr’s stockholders will have experienced substantial dilution of their ownership interest without receiving any commensurate benefit. Significant management attention and resources will be required to integrate the two companies. Delays in this process could adversely affect the combined company’s business, financial results, financial condition and stock price following the merger. Even if the combined company were able to integrate the business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, innovation and operational efficiencies that may be possible from this integration and that these benefits will be achieved within a reasonable period of time.

During the pendency of the merger, Ohr may not be able to enter into a business combination with another party and will be subject to contractual limitations on certain actions because of restrictions in the Merger Agreement.

Covenants in the Merger Agreement impede the ability of Ohr or NeuBase to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the merger. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors. In addition, while the Merger Agreement is in effect and subject to limited exceptions, each party is prohibited from soliciting, initiating, encouraging or taking actions designed to facilitate any inquiries or the making of any proposal or offer that could lead to entering into certain extraordinary transactions with any third party, such as a sale of assets, an acquisition of Ohr common stock, a tender offer for Ohr common stock, a merger or other business combination outside the ordinary course of business. Any such transactions could be favorable to such party’s stockholders.

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The opinion received by the Ohr board of directors from Roth has not been, and is not expected to be, updated to reflect changes in circumstances that may have occurred since the date of the opinion.

Roth delivered its opinion to the Ohr board of directors of Ohr that, as of January 2, 2019, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in its opinion, the merger consideration was fair, from a financial point of view, to Ohr. The opinion does not speak as of the time the merger will be completed or any date other than the date of such opinion. The opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of Ohr or NeuBase, changes in general market and economic conditions or regulatory or other factors. Any such changes may materially alter or affect the relative values of Ohr and NeuBase. Roth does not have any obligation to update, revise or reaffirm its opinion to reflect subsequent developments and has not done so. See the section of this joint proxy statement/prospectus entitled “The Merger—Opinion of Ohr’s Financial Advisor” beginning on page 149 and Annex D.

Certain stockholders could attempt to influence changes within Ohr which could adversely affect Ohr’s operations, financial condition and the value of Ohr common stock.

Ohr’s stockholders may from time-to-time seek to acquire a controlling stake in Ohr, engage in proxy solicitations, advance stockholder proposals or otherwise attempt to effect changes. Campaigns by stockholders to effect changes at publicly-traded companies are sometimes led by investors seeking to increase short-term stockholder value through actions such as financial restructuring, increased debt, special dividends, stock repurchases or sales of assets or the entire company. Responding to proxy contests and other actions by activist stockholders can be costly and time-consuming, and could disrupt Ohr’s operations and divert the attention of the Ohr board of directors and senior management from the pursuit of the proposed merger transaction. These actions could adversely affect Ohr’s operations, financial condition, Ohr’s ability to consummate the merger and the value of Ohr common stock.

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Ohr and NeuBase may become involved in securities litigation or stockholder derivative litigation in connection with the merger, and this could divert the attention of Ohr and NeuBase management and harm the combined company’s business, and insurance coverage may not be sufficient to cover all related costs and damages.

Securities litigation or stockholder derivative litigation frequently follows the announcement of certain significant business transactions, such as the sale of a business division or announcement of a business combination transaction. Ohr and NeuBase may become involved in this type of litigation in connection with the merger, and the combined company may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect the business of Ohr, NeuBase and the combined company.

On February 14, 2018, plaintiff, Jeevesh Khanna, commenced an action in the Southern District of New York, against Ohr and several current and former officers, alleging that they violated federal securities laws between June 24, 2014 and January 4, 2018. On August 7, 2018, the lead plaintiffs, now George Lehman and Insured Benefit Plans, Inc. filed an amended complaint, stating the class period to be April 8, 2014 through January 4, 2018. The plaintiffs did not quantify any alleged damages in their complaint but, in addition to attorneys’ fees and costs, they seek to maintain the action as a class action and to recover damages on behalf of themselves and other persons who purchased or otherwise acquired Ohr common stock during the putative class period and purportedly suffered financial harm as a result. Ohr and the individuals dispute these claims and intend to defend the matter vigorously. On September 17, 2018, Ohr filed a motion to dismiss the complaint. On November 13, 2018, plaintiffs filed a motion to strike exhibits appended to the motion to dismiss. A decision on the motion to strike is pending, and the motion to dismiss will then be fully briefed based on a schedule to be determined by the court. This litigation could result in substantial costs and a diversion of management’s resources and attention, which could harm Ohr’s business and the value of the Ohr common stock.

On May 3, 2018, plaintiff Adele J. Barke, derivatively on behalf of Ohr, commenced an action against Michael Ferguson, Orin Hirschman, Thomas M. Riedhammer, June Almenoff and Jason Slakter in the Supreme Court, State of New York, alleging that the action was brought in the right and for the benefit of Ohr seeking to remedy their “breach of fiduciary duties, corporate waste and unjust enrichment that occurred between June 24, 2014 and the present.” It does not quantify any alleged damages. Ohr and the individuals dispute these claims and intend to defend the matter vigorously. Such litigation has been stayed pursuant to a stipulation by the parties, which has been so ordered by the court, pending a decision in the Southern District case on the motion to dismiss, but that status could change. This litigation could result in substantial costs and a diversion of management’s resources and attention, which could harm Ohr’s business and the value of the Ohr common stock.

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In September 2018, plaintiff John Tomson, derivatively and on behalf of Ohr, commenced an action against Michael Ferguson, Sam Backenroth, Irach Taraporewala, Orin Hirschman, Thomas M. Riedhammer, June Almenoff and Jason Slakter in the U.S. District Court for the Southern District of New York alleging that the action was brought in the right and for the benefit of Ohr seeking to remedy their various breaches of fiduciary duties, corporate waste and unjust enrichment that occurred between April 4, 2014 through January 4, 2018. Thereafter, the complaint largely summarized the allegations of the amended complaint filed in the securities class action described above. It does not quantify alleged damages. Ohr and the individuals dispute these claims and intend to defend the matter vigorously. Such litigation is currently stayed pursuant to a stipulation by the parties, which has been so ordered by the court, pending a decision in the Southern District case on the motion to dismiss, but that status could change. Management believes that the likelihood of an adverse decision from the ongoing litigation is unlikely; however, the litigation could result in substantial costs and a diversion of management’s resources and attention, which could harm Ohr’s business and the value of Ohr’s common stock.

Risks Related to the Ohr Reverse Stock Split

The Ohr Reverse Stock Split may not increase Ohr’s stock price over the long-term.

The principal purpose of the Ohr Reverse Stock Split is to increase the per-share market price of Ohr common stock above the minimum bid price requirement under the Nasdaq Listing Rules so that the listing of the combined company and the shares of Ohr common stock being issued in the merger will be approved for listing on Nasdaq. It cannot be assured, however, that the Ohr reverse Stock Split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of Ohr common stock, it cannot be assured that the Ohr reverse Stock Split will increase the market price of its common stock by a multiple of the Ohr reverse Stock Split ratio chosen by its board of directors in its sole discretion, or result in any permanent or sustained increase in the market price of Ohr common stock, which is dependent upon many factors, including Ohr’s business and financial performance, general market conditions, and prospects for future success. Thus, while the stock price of the combined company might meet the continued listing requirements for Nasdaq, initially, it cannot be assured that it will continue to do so.

The Ohr Reverse Stock Split may decrease the liquidity of Ohr common stock.

Although the board of directors believes that the anticipated increase in the market price of Ohr common stock could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the Ohr Reverse Stock Split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for Ohr common stock.

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The Ohr Reverse Stock Split may lead to a decrease in Ohr’s overall market capitalization.

Should the market price of Ohr common stock decline after the Ohr Reverse Stock Split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the Ohr Reverse Stock Split. A Reverse Stock Split is often viewed negatively by the market and, consequently, can lead to a decrease in Ohr’s overall market capitalization. If the per share market price does not increase in proportion to the Ohr Reverse Stock Split ratio, then the value of the combined company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected a reverse stock split subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of Ohr common stock will remain the same after the Ohr Reverse Stock Split is effected, or that the Ohr Reverse Stock Split will not have an adverse effect on Ohr’s stock price due to the reduced number of shares outstanding after the Ohr Reverse Stock Split.

Risks Related to Ohr

Risks Relating to Ohr’s Financial Position and Need for Capital

Ohr’s business was substantially dependent on the success of squalamine, which failed to meet its primary efficacy endpoint in the MAKO Study. Unless Ohr executes on a strategic alternative, Ohr may be required to liquidate, dissolve, or otherwise wind down its operations.

Until January 5, 2018, squalamine for the treatment of wet-AMD was Ohr’s lead product candidate. On January 5, 2018, Ohr announced topline results from its MAKO Study which did not meet its primary efficacy endpoint. Based on these results, Ohr has discontinued further development of squalimine and has been evaluating strategic alternatives to maximize stockholder value. Ohr has no assurance that it will be able to execute on a strategic alternative and may be required to liquidate, dissolve or otherwise wind down Ohr’s operations if Ohr is unable to do so. There is no assurance that the transaction with NeuBase will be consummated. (See Risk Factor entitled, “If the proposed merger with NeuBase is not consummated, Ohr’s business could suffer materially and Ohr’s stock price could decline.”)

Ohr may not be able to monetize any or some of the non-squalamine assets, including the SKS sustained release ocular drug delivery platform technology, the CEP assets, or Ohr’s interest in the Depymed joint venture.

Ohr may not be able to monetize any or some of the non-squalamine assets, including the SKS sustained release ocular drug delivery platform technology, the CEP assets, or Ohr’s interest in the Depymed joint venture. In that event, Ohr may be constrained to write off those assets, in whole or in part. At December 31, 2018, Ohr significantly wrote down the value of its SKS sustained release asset and there can be no assurance that Ohr will not be required to further write down or write off the asset entirely in the future.

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Ohr is subject to securities class action litigation and derivative shareholder litigation. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on Ohr.

As a result of Ohr’s announcement of negative results from the MAKO Study, Ohr’s stock price declined substantially. On February 14, 2018, plaintiff, Jeevesh Khanna, commenced an action in the Southern District of New York, against Ohr and several current and former officers, alleging that they violated federal securities laws between June 24, 2014 and January 4, 2018. On August 7, 2018, the lead plaintiffs, now George Lehman and Insured Benefit Plans, Inc. filed an amended complaint, stating the class period to be April 8, 2014 through January 4, 2018. The plaintiffs did not quantify any alleged damages in their complaint but, in addition to attorneys’ fees and costs, they seek to maintain the action as a class action and to recover damages on behalf of themselves and other persons who purchased or otherwise acquired Ohr common stock during the putative class period and purportedly suffered financial harm as a result. Ohr and the individuals dispute these claims and intend to defend the matter vigorously. On September 17, 2018, Ohr filed a motion to dismiss the complaint. On November 13, 2018, plaintiffs filed a motion to strike exhibits appended to the motion to dismiss. A decision on the motion to strike is pending, and the motion to dismiss will then be fully briefed based on a schedule to be determined by the court. This litigation could result in substantial costs and a diversion of management’s resources and attention, which could harm Ohr’s business and the value of the Ohr common stock.

On May 3, 2018, plaintiff Adele J. Barke, derivatively on behalf of Ohr, commenced an action against Michael Ferguson, Orin Hirschman, Thomas M. Riedhammer, June Almenoff and Jason Slakter in the Supreme Court, State of New York, alleging that the action was brought in the right and for the benefit of Ohr seeking to remedy their “breach of fiduciary duties, corporate waste and unjust enrichment that occurred between June 24, 2014 and the present.” It does not quantify any alleged damages. Ohr and the individuals dispute these claims and intend to defend the matter vigorously. Such litigation has been stayed pursuant to a stipulation by the parties, which has been so ordered by the court, pending a decision in the Southern District case on the motion to dismiss, but that status could change. This litigation could result in substantial costs and a diversion of management’s resources and attention, which could harm Ohr’s business and the value of the Ohr common stock.

In September 2018, plaintiff John Tomson, derivatively and on behalf of Ohr, commenced an action against Michael Ferguson, Sam Backenroth, Irach Taraporewala, Orin Hirschman, Thomas M. Riedhammer, June Almenoff and Jason Slakter in the U.S. District Court for the Southern District of New York alleging that the action was brought in the right and for the benefit of Ohr seeking to remedy their various breaches of fiduciary duties, corporate waste and unjust enrichment that occurred between April 4, 2014 through January 4, 2018. Thereafter, the complaint largely summarized the allegations of the amended complaint filed in the securities class action described above. It does not quantify alleged damages. Ohr and the individuals dispute these claims and intend to defend the matter vigorously. Such litigation is currently stayed pursuant to a stipulation by the parties, which has been so ordered by the court, pending a decision in the Southern District case on the motion to dismiss, but that status could change. Management believes that the likelihood of an adverse decision from the ongoing litigation is unlikely; however, the litigation could result in substantial costs and a diversion of management’s resources and attention, which could harm Ohr’s business and the value of Ohr’s common stock.

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If Ohr fails to continue to meet all applicable Nasdaq requirements and Nasdaq determines to delist Ohr common stock, the delisting could adversely affect the market liquidity of Ohr common stock and the market price of Ohr common stock could decrease.

On February 20, 2018, Ohr received a written notice (the “First Notice”) from NASDAQ Stock Market LLC (“Nasdaq”) that Ohr had not been in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for a period of 30 consecutive business days. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum closing bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum closing bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.

In accordance with Nasdaq’s Listing Rule 5810(c)(3)(A), Ohr had a period of 180 calendar days, or until August 20, 2018, to regain compliance with the minimum closing bid price requirement. Ohr did not regain compliance with the minimum closing bid price requirement by August 20, 2018. Ohr was notified by Nasdaq that it might be afforded a second 180 calendar period to regain compliance with the minimum closing bid price requirement under certain circumstances. As a result, Ohr applied for an extension of the cure period, as permitted under the notification. In order to cure the deficiency, Ohr indicated that, to that extent necessary, it planned to seek approval for a reverse stock split in order to meet the minimum closing bid price requirement at a special meeting of Ohr’s stockholders which Ohr would hold prior to the expiration of the second 180 day period and effectuate the reverse stock split immediately thereafter.

On August 21, 2018, Ohr received a written notice from Nasdaq that Ohr had been granted an additional 180 calendar days, or until February 19, 2019, to regain compliance with the minimum $1.00 bid price per share requirement of the Listing Rules of Nasdaq (“Second Notice”). According to the Second Notice, if at any time before February 19, 2019, the bid price of Ohr common stock closed at or above $1.00 per share for a minimum of 10 consecutive business days, Nasdaq would provide written notification that Ohr has achieved compliance with the minimum closing bid price requirement. If, however, compliance with the minimum closing bid price requirement cannot be demonstrated by February 19, 2019, Nasdaq will provide written notification that the Ohr common stock would be delisted. At that time, Ohr could appeal Nasdaq’s determination to a Hearings Panel.

On January 18, 2019, at a special meeting of Ohr’s stockholders, Ohr’s stockholders approved an amendment to Ohr’s certificate of incorporation to effect a reverse stock split of Ohr common stock at a split ratio of not less than one-for-three and not more than one-for-twenty, to be effective, if at all, at such time as the Ohr board of directors shall determine in its sole discretion. On January 18, 2019, following the Ohr special meeting, the Ohr board of directors approved a one-for-twenty reverse stock split of Ohr’s issued and outstanding shares of common stock. On January 22, 2019, Ohr filed with the Secretary of State of the State of Delaware a Certificate of Amendment to its Certificate of Incorporation to effect the reverse stock split. Ohr common stock began trading on a split-adjusted basis when the market opened on February 4, 2019. On February 20, 2019, Ohr received written confirmation from Nasdaq this it had regained compliance with Nasdaq listing requirements, and Nasdaq considers the matter closed. Although Ohr has regained compliance with the minimum $1.00 bid price requirement since Ohr common stock closed at $1.00 per share or more for a minimum of ten consecutive business days, there can be no assurance that Ohr will be able to maintain compliance with the requirements for listing Ohr common stock on Nasdaq. The failure to maintain Ohr’s listing on Nasdaq could have an adverse effect on the market price and liquidity of Ohr’s shares of common stock.

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There is no certainty that Ohr will be able to execute on any strategic alternatives to maximize stockholder value. If Ohr is unable to execute such strategic alternatives, Ohr may be forced to cease operations and liquidate.

Based on the results of the MAKO study, Ohr began a comprehensive review of strategic alternatives to maximize stockholder value. As part of its review of strategic alternatives, Ohr formed a special committee of independent directors. The Ohr board of directors and the Ohr special committee retained Roth to advise and assist Ohr in this review. The strategic alternatives that Ohr was exploring included some or all of the following: license, divestiture, or monetization of current assets; license or acquisition of additional assets; merger, reverse merger, joint venture, partnership, or other business combination with another entity, public or private. There can be no assurance that this review process will result in a transaction, or that if a transaction does occur, that it will successfully enhance stockholder value. Ohr’s expected cash position, net of all liabilities, limits Ohr’s attractiveness to potential merger candidates and the value that Ohr may receive in such merger, joint venture, partnership, or other business combination scenarios may be less than the current market value of Ohr. If Ohr is unable to execute on this strategic or any other strategic alternative, Ohr may be forced to liquidate.

The process of exploring strategic alternatives could adversely impact Ohr’s business, financial condition and results of operations. Ohr could incur substantial expenses associated with identifying, evaluating, and executing on potential strategic alternatives, including those related to equity compensation, severance pay and insurance, legal, accounting and financial advisory fees. In addition, the process may be time consuming and disruptive to Ohr’s business operations, could divert the attention of management and the board of directors from Ohr’s business, could negatively impact Ohr’s ability to attract, retain and motivate key employees, and could expose Ohr to potential litigation in connection with this process or any resulting transaction. Further, speculation regarding any developments related to the review and execution of strategic alternatives and perceived uncertainties related to Ohr’s future could cause Ohr stock price to fluctuate significantly.

Ohr identified NeuBase as the right strategic partner based on its strategic plan. However, there is no assurance that the transaction with NeuBase will be consummated. See Risk Factor entitled, “If the proposed merger with NeuBase is not consummated, Ohr’s business could suffer materially and Ohr’s stock price could decline.”

Ohr has incurred significant losses and anticipate that Ohr will incur additional losses. Ohr might never achieve or sustain revenues.

Ohr has experienced significant net losses since its inception. As of December 31, 2018, Ohr had an accumulated deficit of approximately $122.2 million. Ohr expects to continue to incur net losses.

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The report of Ohr’s independent registered public accounting firm expresses substantial doubt about Ohr’s ability to continue as a going concern. Such “going concern” opinion could impair Ohr’s ability to obtain financing.

Ohr’s auditors, MaloneBailey, LLP, have indicated in their report on Ohr’s financial statements for the fiscal year ended September 30, 2018 that conditions exist that raise substantial doubt about Ohr’s ability to continue as a going concern due to Ohr’s recurring losses from operations. A “going concern” opinion could impair Ohr’s ability to finance its operations through the sale of equity, incurring debt, or other financing alternatives. Ohr’s ability to continue as a going concern will depend upon the availability and terms of future funding. If Ohr is unable to achieve this goal, Ohr’s business would be jeopardized and Ohr may not be able to continue. If Ohr ceased operations, it is likely that all of Ohr’s investors would lose their investment.

Ohr depends upon key officers and consultants in a competitive market for skilled personnel. If Ohr is unable to retain key personnel, it could adversely affect its business. The negative result of the MAKO study and Ohr’s limited financial resources may make Ohr less successful at retaining employees.

Ohr is highly dependent upon the principal members of its management team, especially Ohr’s Chief Executive Officer, Dr. Jason Slakter, and Vice President of Business Development and Chief Financial Officer, Sam Backenroth, as well as Ohr’s directors and key consultants. A loss of any of these personnel may have a material adverse effect on aspects of Ohr’s business.

The announcement that Ohr has commenced a review of strategic alternatives may create uncertainty about Ohr’s prospects as an independent business entity and make it more difficult to retain qualified executive and other key personnel. The review process may also be costly, time-consuming, divert the attention of management or result in changes in Ohr’s management team or the Ohr board of directors, all of which could materially and adversely affect Ohr’s business. Ohr may be required to enter into retention agreements with its key employees to ensure execution of a strategic transaction, once such transaction is identified. In addition, Ohr’s stock price may experience periods of increased volatility as a result of these activities or related rumors and speculation.

Ohr identified NeuBase as the right strategic partner based on its strategic plan. However, there is no assurance that the transaction with NeuBase will be consummated. See Risk Factor entitled, “If the proposed merger with NeuBase is not consummated, Ohr’s business could suffer materially and Ohr’s stock price could decline.”

Risks Related to Ohr’s Business and Industry

Ohr currently does not have, and may never have, any products that generate revenues.

Ohr is a development stage pharmaceutical company and currently does not have, and may never have, any products that generate revenues. Investment in pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. To date, Ohr has not generated any product revenues.

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Ohr is highly dependent upon its ability to raise additional capital. Raising additional capital may cause dilution to Ohr’s stockholders, restrict Ohr’s operations or require it to relinquish rights to its technologies.

Until such time, if ever, as Ohr can generate substantial product revenues, Ohr may finance its cash needs through a combination of equity offerings, debt financings, and partnerships. Ohr does not have any committed external source of funds. To the extent that Ohr raises additional capital through the sale of equity or convertible debt securities, Ohr’s stockholders’ ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect Ohr’s stockholders’ rights as holders of Ohr common stock. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting Ohr’s ability to take specific actions.

If Ohr raises capital through a partnership, Ohr may have to relinquish rights to its technologies or grant licenses on terms that may not be favorable to Ohr. If Ohr is unable to raise additional funds through equity or debt financings when needed, Ohr may be required to cease operations and liquidate.

Ohr is highly dependent upon its ability to enter into agreements with collaborative partners to develop, commercialize, and market any products.

Ohr is dependent on strategic partnerships to develop technologies and products. To date, Ohr has not entered into any strategic partnerships for any products. Ohr faces significant competition in seeking appropriate strategic partners, and these strategic partnerships can be intricate and time consuming to negotiate and document. Ohr may not be able to negotiate strategic partnerships on acceptable terms, or at all. Ohr is unable to predict when, if ever, Ohr will enter into any strategic partnerships because of the numerous risks and uncertainties associated with establishing strategic partnerships.

While Ohr’s strategy is to partner with an appropriate party, no assurance can be given that any third party would be interested in partnering with Ohr. Ohr currently lacks the resources to conduct clinical trials, to manufacture any product candidates on a large scale, and Ohr has no sales, marketing or distribution capabilities. In the event Ohr is not able to enter into a collaborative agreement with a partner or partners, on commercially reasonable terms, or at all, Ohr may be unable to conduct clinical trials, or to develop products which would have a material adverse effect upon Ohr’s business, prospects, financial condition, and results of operations.

Even if Ohr succeeds in securing a partner, the partner collaborators may fail to develop or effectively commercialize products using Ohr’s technologies. Such partnership would pose a number of risks, including the following:

●	partners may not have sufficient resources or decide not to devote the necessary resources due to internal constraints such as budget limitations, lack of human resources, or a change in strategic focus;

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●	collaborators may believe Ohr’s intellectual property or the product candidate infringes on the intellectual property rights of others;

●	partners may dispute their responsibility to conduct development and commercialization activities pursuant to the applicable collaboration, including the payment of related costs or the division of any revenues;

●	partners may decide to pursue a competitive product developed outside of the partnership arrangement;

●	partners may not be able to obtain, or believe they cannot obtain, the necessary regulatory approvals;

●	partners may delay the development or commercialization of any product candidates in favor of developing or commercializing another party’s product candidate; or

●	partners may decide to terminate or not to renew the collaboration for these or other reasons.

Thus, should Ohr ever be successful in entering into a partnership agreement, the agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. Partnership agreements are generally terminable without cause on short notice. Ohr also face competition in seeking out collaborators. If Ohr is unable to secure new partners that achieve the partner’s objectives and meet Ohr’s expectations, Ohr may be unable to advance any product candidates and may not generate meaningful revenues.

Ohr has no experience selling, marketing or distributing products and no internal capability to do so.

Ohr currently has no sales, marketing or distribution capabilities and no experience in building a sales force and distribution capabilities. If Ohr is ever in a position to commercialize any products, of which there can be no assurance, Ohr must develop internal sales, marketing and distribution capabilities, which will be expensive and time consuming, or make arrangements with third parties to perform these services. If Ohr decides to market any products directly, Ohr must commit significant financial and managerial resources to develop a marketing and sales force with technical expertise and with supporting distribution capabilities. Building an in-house marketing and sales force with technical expertise and distribution capabilities will require significant expenditures, management resources and time. Factors that may inhibit Ohr’s efforts to commercialize any products directly and without strategic partners include:

●	Ohr’s inability to recruit and retain adequate numbers of effective sales and marketing personnel;

●	The inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any products;

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●	The lack of complementary products to be offered by sales personnel, which may put Ohr at a competitive disadvantage relative to companies with more extensive product lines; and

●	Unforeseen costs and expenses associated with creating and sustaining an independent sales and marketing organization.

Ohr may not be successful in recruiting the sales and marketing personnel necessary to sell any products and even if Ohr does build a sales force, they may not be successful in marketing any products, which would have a material adverse effect on Ohr’s business and results of operations.

If Ohr is ever to conduct additional clinical trials, Ohr would continue to rely on third parties to conduct any such trials for Ohr. If such third parties do not successfully carry out their duties or if Ohr loses its relationships with such third parties, Ohr’s drug development efforts could be delayed.

Ohr is dependent on contract research organizations, third-party vendors and independent investigators for preclinical testing, and clinical trials related to any potential drug discovery and development efforts. These parties are not Ohr’s employees, and Ohr cannot control the amount or timing of resources that they devote to any programs. If they fail to devote sufficient time and resources to any drug development programs or if their performance is substandard, it would delay the development and commercialization of these product candidates. The parties with which Ohr would contract for execution of its clinical trials would play a significant role in the conduct of the trials and the subsequent collection and analysis of data. Their failure to achieve their research goals or otherwise meet their obligations on a timely basis could adversely affect clinical development of these product candidates.

Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

●	Have staffing difficulties;

●	Fail to comply with contractual obligations;

●	Experience regulatory compliance issues;

●	Undergo changes in priorities or become financially distressed; or

●	Form relationships with other parties, some of which may be Ohr’s competitors.

These factors may materially adversely affect the willingness or ability of third parties to conduct any clinical trials and may lead to unexpected cost increases. Nevertheless, Ohr is responsible for ensuring that each of Ohr’s studies would be conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and Ohr’s reliance on contract research organizations would not relieve Ohr of its regulatory responsibilities. Ohr and its contract research organizations would be required to comply with applicable current Good Laboratory Practice (“CGLP”), current Good Manufacturing Practice (“CGMP”), and current Good Clinical Practice (“CGCP”) regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for any products in clinical development. The FDA enforces these CGCP regulations through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If Ohr or its contract research organizations fail to comply with applicable CGCP, the clinical data generated in these clinical trials might be deemed unreliable and the FDA or comparable foreign regulatory authorities may require additional clinical trials before approving the marketing applications. Ohr cannot assure that, upon inspection, the FDA or any comparable foreign regulatory authority will determine that any clinical trials would comply with CGCP. In addition, clinical trials must be conducted with product produced under CGMP regulations and would require a large number of test subjects. Ohr’s failure or the failure of its contract research organizations to comply with these regulations might require Ohr to repeat clinical trials, which would delay the regulatory approval process and could also subject Ohr to enforcement action up to and including civil and criminal penalties.

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If Ohr is ever to conduct any additional trials and its contract research organizations do not successfully carry out their duties or if Ohr was to lose relationships with contract research organizations, any drug development efforts could be delayed or terminated.

If Ohr was to lose relationships with any one or more of these parties, Ohr could experience a significant delay in both identifying another comparable provider and then contracting for its services. Ohr may be unable to retain an alternative provider on reasonable terms, if at all. Even if Ohr locates an alternative provider, it is likely that this provider might need additional time to respond to Ohr’s needs and might not provide the same type or level of service as the original provider. In addition, any provider that Ohr retains would be subject to CGLP and CGCP, other regulatory standards, and similar foreign standards, and Ohr does not have control over compliance with these regulations by these providers. Consequently, if these practices and standards are not adhered to by these providers, the development and commercialization of any products could be delayed, and have a material adverse effect on Ohr’s business.

Ohr may not be able to continue or fully exploit its relationships with outside advisors, which could impair Ohr’s business.

Ohr works with advisors who are experts in their respective fields. They advise Ohr with respect to its business and operations. These advisors are not Ohr’s employees and may have other commitments that would limit their future availability to Ohr. If a conflict of interest arises between their work for Ohr and their work for another entity, Ohr may lose their services, which may impair its reputation in the industry and its business efforts.

Ohr has no manufacturing capabilities, and, if needed, would rely completely on third-party manufacturers, which might result in delays in research, development, clinical trials, regulatory approvals and product introductions.

Ohr has no manufacturing facilities and does not have extensive experience in the manufacturing of drugs or in designing drug manufacturing processes. Ohr would have to contract with third-party manufacturers to produce, in collaboration with Ohr, any products for clinical trials. Ohr’s reliance on these third parties for development activities would reduce Ohr’s control over these activities but would not relieve Ohr of its responsibility to ensure compliance with all required regulations and study and trial protocols. If these third parties were not to successfully carry out their contractual duties, meet expected deadlines or conduct studies in accordance with regulatory requirements or Ohr’s stated study and trial plans and protocols, or if there were disagreements between Ohr and these third parties, Ohr would not be able to initiate, or complete, or may be delayed in completing, the clinical trials required to support future approval of any products. In some such cases, Ohr might need to locate an appropriate replacement third-party relationship, which may not be readily available or with acceptable terms, which would cause additional delay with respect to the approval of products and would thereby have a material adverse effect on Ohr’s business, financial condition, results of operations and prospects.

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Contract manufacturers are subject to significant regulatory oversight with respect to manufacturing products. The manufacturing facilities on which Ohr would need to rely may not continue to meet regulatory requirements and may have limited capacity.

Any manufacturers of product candidates are obliged to operate in accordance with FDA-mandated CGMPs. In addition, the facilities that would be used by contract manufacturers or other third party manufacturers to manufacture product candidates must be approved by the FDA or other foreign regulatory authority pursuant to inspections that would be conducted after Ohr requests regulatory approval from the FDA or other foreign regulatory authority. A failure of any contract manufacturers to establish and follow CGMPs and to document their adherence to such practices may lead to significant delays in development, or in clinical trials or in obtaining regulatory approval of product candidates or the ultimate launch of products into the market. Furthermore, any contract manufacturers are likely to be engaged with other companies to supply and/or manufacture materials or products for such companies, which exposes them to regulatory risks for the production of such materials and products. As a result, failure to satisfy the regulatory requirements for the production of those materials and products may affect the regulatory clearance of the contract manufacturers’ facilities generally. Failure by third-party manufacturers or Ohr to comply with applicable regulations could result in sanctions being imposed on Ohr, including fines, injunctions, civil penalties, failure of the government to grant pre-market approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of products, operating restrictions, and criminal prosecutions. Many aspects of the clinical trial and manufacturing process are outside of Ohr’s control. The facilities and quality systems of third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of product candidates. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of product candidates or the associated quality systems for compliance with the regulations applicable to the activities being conducted. If these facilities do not pass a pre-approval plant inspection, FDA approval of the products will not be granted.

The regulatory authorities also may, at any time following approval of a product for sale, audit Ohr’s manufacturing facilities or those of third-party manufacturers. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of product specifications or applicable regulations occurs independent of such an inspection or audit, Ohr or the relevant regulatory authority may require remedial measures that may be costly and/or time-consuming for Ohr or third-party manufacturers to implement and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a manufacturing facility. Any such remedial measures imposed upon Ohr or third parties with whom Ohr might contract could materially harm Ohr’s business.

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Developments by competitors may render Ohr’s technologies obsolete or non-competitive which would have a material adverse effect on Ohr’s business and results of operations.

Any drug candidates would have to compete with existing therapies and therapies under development by competitors. In addition, the commercial opportunities may be reduced or eliminated if competitors develop and market products that are less expensive, more effective or safer. Even if Ohr is successful in developing effective drugs, they may not compete successfully with products produced by Ohr’s competitors. Most of Ohr’s competitors, either alone or together with their collaborative partners, operate larger research and development programs, have larger staffing and facilities, and have substantially greater financial resources than Ohr does, as well as significantly greater experience in:

●	Developing drugs;

●	Undertaking preclinical testing and human clinical trials;

●	Obtaining FDA and other regulatory approvals, including foreign regulatory approvals, of drugs;

●	Formulating and manufacturing drugs; and

●	Launching, marketing and selling drugs.

These organizations also compete with Ohr for mergers, acquisitions and joint venture candidates and for other collaborations.

Ohr’s employees, partners, independent contractors, consultants, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

Ohr is exposed to the risk that its employees, partners, independent contractors, consultants, and vendors may engage in fraudulent or other illegal activity with respect to Ohr’s business. Such misconduct could include intentional, reckless and/or negligent conduct or unauthorized activity that violates: (1) FDA or any comparable foreign regulatory authority regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA or any comparable foreign regulatory authority; (2) manufacturing standards; (3) federal, state and foreign healthcare fraud and abuse laws and regulations; or (4) laws that require the true, complete and accurate reporting of financial information or data. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials, or illegal misappropriation of drug product, which could result in regulatory sanctions and serious harm to Ohr’s reputation. Any incidents or any other conduct that leads to an employee receiving an FDA or other regulatory authority debarment could result in a loss of business from Ohr’s partners and severe reputational harm. Ohr has adopted a Code of Business Conduct and Ethics, but it is not always possible to identify and deter misconduct, and the precautions Ohr takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Ohr from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Ohr, and Ohr is not successful in defending itself or asserting Ohr’s rights, those actions could have a significant impact on Ohr’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of Ohr’s operations, any of which could adversely affect Ohr’s ability to operate its business, operating results and financial condition.

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Security breaches and other disruptions could compromise Ohr’s information and expose Ohr to liability, which would cause Ohr’s business and reputation to suffer.

Ohr stores sensitive data, including intellectual property, its proprietary business information and personally identifiable information of its employees, in its data centers and on its networks. The secure maintenance of this information is critical to Ohr’s operations. Despite Ohr’s security measures, Ohr’s information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise Ohr’s networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, and damage Ohr’s reputation.

Ohr’s business and operations would suffer in the event of system failures.

Despite the implementation of security measures, Ohr’s internal computer systems and those of its contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such an event could cause interruption of Ohr’s operations. To the extent that any disruption or security breach were to result in a loss of or damage to Ohr’s data, or inappropriate disclosure of confidential or proprietary information, Ohr could incur liability and the development of product candidates could be delayed.

Risks Related to FDA, Comparable Foreign Regulatory Authority and Healthcare Regulations.

Pharmaceutical companies face heavy government regulation. FDA regulatory approval and/or comparable foreign regulatory authority’s approval of any products is uncertain.

The research, testing, manufacturing and marketing of drug products are subject to extensive regulation by federal, state and local government authorities, including the FDA or any comparable foreign regulatory authority. To obtain regulatory approval of a product, one must demonstrate to the satisfaction of the applicable regulatory agency that, among other things, the product is safe and effective for its intended use. In addition, one must show that the manufacturing facilities used to produce the products are in compliance with CGMP regulations.

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The process of obtaining FDA and other required regulatory approvals, including foreign regulatory approvals and clearances, would require a substantial amount of time and significant capital expenditure. Despite the time and expense expended, regulatory approval is never guaranteed. The number of preclinical and clinical trials that would be required for FDA approval, or any comparable foreign regulatory authority’s approval, varies depending on the drug candidate, the disease or condition for which the drug candidate is in development, and the requirements applicable to that particular drug candidate. The FDA or other foreign health authority can delay, limit or deny approval of a drug candidate for many reasons, including that:

●	a drug candidate may not be shown to be safe or effective;

●	the FDA or any comparable foreign regulatory authority may not approve the manufacturing process;

●	the FDA or any comparable foreign regulatory authority may interpret data from preclinical and clinical trials in different ways; and

●	the FDA may not meet, or may extend, the Prescription Drug User Fee Act date with respect to a particular NDA.

If and when products do obtain marketing approval, the marketing, distribution and manufacture of such products would remain subject to extensive ongoing regulatory requirements. Failure to comply with applicable regulatory requirements could result in:

●	warning letters;

●	fines;

●	civil penalties;

●	injunctions;

●	recall or seizure of products;

●	total or partial suspension of production;

●	refusal of the government to grant future approvals;

●	withdrawal of approvals; and

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●	criminal prosecution.

Ohr has not received regulatory approval to market any product candidates in any jurisdiction.

Following regulatory approval of any drug products, ongoing regulatory obligations and restrictions might result in significant expense and limit the ability to commercialize any products.

With regard to drug candidates, if any, approved by the FDA or by another regulatory authority, including a foreign regulatory authority, Ohr would be held to extensive regulatory requirements over product manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping. Regulatory approvals may also be subject to significant limitations on the indicated uses or marketing of the drug candidates. Potentially costly follow-up or post-marketing clinical studies may be required as a condition of approval to further substantiate safety or efficacy, or to investigate specific issues of interest to the regulatory authority. Previously unknown problems with the drug candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the drug, and could include withdrawal of the drug from the market.

In addition, the law or regulatory policies governing pharmaceuticals may change. Ohr cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or elsewhere. If Ohr was able to maintain regulatory compliance, Ohr might not be permitted to market any drugs, which could have a material adverse effect on Ohr’s business and competitive position.

Healthcare policy changes, including proposals to reform the U.S. healthcare system, may harm Ohr’s future business.

Healthcare costs have risen significantly over the past decade. There have been and continue to be proposals by legislators, regulators and third-party payors to keep these costs down. Certain proposals, if passed, would impose limitations on the prices Ohr would be able to charge for products, or the amounts of reimbursement available for these products from governmental agencies and third party payors. These limitations could in turn reduce the amount of investment into development, and the amount of revenues that Ohr would be able to generate in the future from sales of products and licenses of Ohr’s technology.

The Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Reconciliation Act of 2010, together, the Healthcare Reform Act, is a sweeping measure intended to expand healthcare coverage within the U.S., primarily through the imposition of health insurance mandates on employers and individuals, the provision of subsidies to eligible individuals enrolled in plans offered on the health insurance exchanges, and the expansion of the Medicaid program. This law has substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. In addition, the Healthcare Reform Act imposes an annual fee, which will increase annually, on sales by branded pharmaceutical manufacturers starting in 2011. The financial impact of these discounts, increased rebates and fees and the other provisions of the legislation on Ohr’s business is unclear and there can be no assurance that Ohr’s business will not be materially adversely affected. In addition, these and other ongoing initiatives in the United States have increased and will continue to increase pressure on drug pricing. The announcement or adoption of any government initiatives could have an adverse effect on potential revenues from any product that Ohr may successfully develop.

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Moreover, additional legislative or regulatory changes remain possible and appear likely. In this regard, the U.S. Tax Cuts and Jobs Act of 2017, or U.S. Tax Act, signed into law in December 2017, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Healthcare Reform Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” The nature and extent of any additional legislative or regulatory changes to the Healthcare Reform Act are uncertain at this time. Ohr expects that the Healthcare Reform Act, as currently enacted or as it may be amended in the future, and other healthcare reform measures that may be adopted in the future could have a material adverse effect on Ohr’s industry generally. In addition to the Healthcare Reform Act, there will continue to be proposals by legislators at both the federal and state levels, regulators and third party payors to keep healthcare costs down while expanding individual healthcare benefits.

Various healthcare reform proposals have also emerged at the state level. Ohr cannot predict what healthcare initiatives, if any, will be implemented at the federal or state level, or the effect any future legislation or regulation will have on Ohr. However, an expansion in government’s role in the U.S. healthcare industry may lower the revenues for future products and adversely affect Ohr’s future business, possibly materially.

Risks Related to Ohr’s Intellectual Property

Ohr’s ability to compete may be undermined if Ohr does not adequately protect its proprietary rights.

Ohr’s commercial success depends on obtaining and maintaining proprietary rights to product candidates and technologies and their uses, as well as successfully defending these rights against third-party challenges. Ohr will be able to most effectively protect product candidates, technologies, and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Nonetheless, the issued patents and patent applications covering Ohr’s technologies remain subject to uncertainty due to a number of factors, including:

●	Ohr may not have been the first to make one or more of the inventions covered by Ohr’s pending patent applications or issued patents;

●	Ohr may not have been the first to file patent applications for one or more of Ohr’s technologies Ohr relies upon;

●	others may independently develop similar or alternative technologies or duplicate any of Ohr’s technologies;

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●	Ohr’s disclosures in a particular patent application may be determined to be insufficient to meet the statutory requirements for patentability;

●	one or more of Ohr’s pending patent applications may not result in issued patents

●	Ohr may not seek or obtain patent protection in all countries that will eventually provide a significant business opportunity;

●	one or more patents issued to Ohr or to its collaborators may not provide a basis for commercially viable products, may not provide Ohr with any competitive advantages or may be challenged by third parties;

●	Ohr may fail to file for patent protection in all of the countries where patent protection will ultimately be necessary or fail to comply with other procedural, documentary, fee payment or other provisions during the patent process in any such country, and Ohr may be precluded from filing at a later date or may lose some or all patent rights in the relevant jurisdiction;

●	one or more of Ohr’s technologies may not be patentable;

●	others may design around one or more of Ohr’s patent claims to produce competitive products which fall outside of the scope of Ohr’s patents;

●	others may identify prior art which could invalidate Ohr’s patents; or

●	changes to patent laws may limit the exclusivity rights of patent holders.

Even if Ohr has or obtains patents covering Ohr’s technologies, it may still be barred from making, using and selling one or more of its technologies because of the patent rights of others. Others have or may have filed, and in the future are likely to file, patent applications covering compounds, assays, therapeutic products and delivery systems, including sustained release delivery, that are similar or identical to Ohr. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the area of medical disorders. These could materially affect Ohr’s ability to develop products. Because patent applications can take years to issue, there may be currently pending applications unknown to Ohr that may later result in issued patents that Ohr’s technologies may infringe. These patent applications may have priority over one or more patent applications filed by Ohr.

If Ohr’s competitors have prepared and filed patent applications in the United States that claim technology Ohr also claim, it may have to participate in interference proceedings required by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial costs, even if Ohr ultimately prevails. Results of interference proceedings are highly unpredictable and may result in Ohr having to try to obtain licenses in order to develop or market drug products.

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Disputes may arise regarding the ownership or inventorship of Ohr’s inventions. It is difficult to determine how such disputes would be resolved. Others may challenge the validity of Ohr’s patents. If one or more of Ohr’s patents are found to be invalid, Ohr will lose the ability to exclude others from making, using or selling the inventions claimed therein.

Research collaborators and scientific advisors have rights to publish data and information to which Ohr has rights. Additionally, employees whose positions may be eliminated may seek future employment with Ohr’s competitors. Each of Ohr’s employees is required to sign a confidentiality agreement and invention assignment agreement with Ohr at the time of hire. While such arrangements are intended to enable Ohr to better control the use and disclosure of Ohr’s proprietary property and provide for Ohr’s ownership of proprietary technology developed on Ohr’s behalf, they may not provide Ohr with meaningful protection for such property and technology in the event of unauthorized use or disclosure. In addition, technology that Ohr may in-license may become important to some aspects of its business. Ohr generally will not control all of the patent prosecution, maintenance or enforcement of in-licensed technology.

Ohr relies on confidentiality agreements that could be breached and may be difficult to enforce, which could have a material adverse effect on its business and competitive position.

Ohr’s policy is to enter into agreements relating to the non-disclosure of confidential information with third parties, including its contractors, consultants, advisors and research collaborators, as well as agreements that purport to require the disclosure and assignment to Ohr of the rights to the ideas, developments, discoveries and inventions of Ohr’s employees and consultants while Ohr employs them. However, these agreements can be difficult and costly to enforce. Moreover, to the extent that Ohr’s contractors, consultants, advisors and research collaborators apply or independently develop intellectual property in connection with any of Ohr’s projects, disputes may arise as to the proprietary rights to this type of information. If a dispute arises, a court may determine that the right belongs to a third party, and enforcement of Ohr’s rights can be costly and unpredictable. In addition, Ohr relies on trade secrets and proprietary know-how that it will seek to protect in part by confidentiality agreements with its employees, contractors, consultants, advisors or others. In addition, courts outside the United States may be less willing to protect trade secrets. Despite the protective measures Ohr employs, it still faces the risk that:

●	these agreements may be breached;

●	these agreements may not provide adequate remedies for the applicable type of breach; or

●	Ohr’s trade secrets or proprietary know-how will otherwise become known.

Any breach of Ohr’s confidentiality agreements or Ohr’s failure to effectively enforce such agreements would have a material adverse effect on Ohr’s business.

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If Ohr infringes the rights of third parties, it could be forced to pay damages and required to defend against litigation which could result in substantial costs and may have a material adverse effect on Ohr’s business and results of operations.

Ohr has not received to date any claims of infringement by any third parties. However, should Ohr’s public profile be raised, such infringement claims may be more likely. Defending against such claims, and an occurrence of a judgment adverse to Ohr, could result in unanticipated costs and may have a material adverse effect on Ohr’s business. If any of Ohr’s technologies, methods, processes and other technologies infringe the proprietary rights of other parties, it could incur substantial costs and it may have to:

●	obtain licenses, which may not be available on commercially reasonable terms, if at all;

●	redesign products or processes to avoid infringement;

●	stop using the subject matter claimed in the patents held by others;

●	defend litigation or administrative proceedings that may be costly whether Ohr win or lose, and which could result in a substantial diversion of management resources; or

●	pay damages.

Any costs incurred in connection with such events or the inability to develop products may have a material adverse effect on Ohr’s business and results of operations.

Intellectual property litigation is increasingly common and increasingly expensive and may result in restrictions on Ohr’s business and substantial costs, even if Ohr prevails.

Patent and other intellectual property litigation is becoming more common in the pharmaceutical industry. Litigation is sometimes necessary to defend against or assert claims of infringement, to enforce Ohr’s patent rights, including those Ohr has licensed from others, to protect trade secrets or to determine the scope and validity of proprietary rights of third parties. Currently, no third party is asserting that Ohr is infringing upon their patent rights or other intellectual property, nor is Ohr aware or believe that it is infringing upon any third party’s patent rights or other intellectual property. Ohr may, however, be infringing upon a third party’s patent rights or other intellectual property, and litigation asserting such claims might be initiated in which Ohr would not prevail, or Ohr would not be able to obtain the necessary licenses on reasonable terms, if at all. All such litigation, whether meritorious or not, as well as litigation initiated by Ohr against third parties, is time-consuming and very expensive to defend or prosecute and to resolve. In addition, if Ohr infringes the intellectual property rights of others, it could lose its right to develop, manufacture or sell products or could be required to pay monetary damages or royalties to license proprietary rights from third parties. An adverse determination in a judicial or administrative proceeding or a failure to obtain necessary licenses could prevent Ohr from manufacturing or selling products, which could harm Ohr’s business, financial condition and prospects.

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A dispute concerning the infringement or misappropriation of Ohr’s proprietary rights or the proprietary rights of others could be time consuming and costly, and an unfavorable outcome could harm Ohr’s business.

There is significant litigation in Ohr’s industry regarding patent and other intellectual property rights. While Ohr is not currently subject to any pending intellectual property litigation, and are not aware of any such threatened litigation, it may be exposed to future litigation by third parties based on claims that its technologies or activities infringe the intellectual property rights of others. If any drug development activities are found to infringe any such patents, Ohr may have to pay significant damages or seek licenses to such patents. If any products are found to infringe any such patents, Ohr may have to pay significant damages or seek licenses to such patents. A patentee could prevent Ohr from making, using or selling the patented compounds. Ohr may need to resort to litigation to enforce a patent issued to Ohr, protect its trade secrets or determine the scope and validity of third-party proprietary rights. From time to time, Ohr may hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities conducted by Ohr. Either Ohr or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. If Ohr becomes involved in litigation, it could consume a substantial portion of its managerial and financial resources, regardless of whether it wins or lose. Ohr also may not be able to afford the costs of litigation.

The patent applications of pharmaceutical and biotechnology companies involve highly complex legal and factual questions, which, if determined adversely to Ohr, could negatively impact its patent position.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. The U.S. Patent and Trademark Office’s standards are uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. U.S. patents and patent applications may also be subject to interference or derivation proceedings, and U.S. patents may be subject to inter partes review, post grant review and ex parte reexamination proceedings in the U.S. Patent and Trademark Office (and foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent office), which proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. Similarly, opposition or invalidity proceedings could result in loss of rights or reduction in the scope of one or more claims of a patent in foreign jurisdictions. Such interference, inter partes review, post grant review and ex parte reexamination and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide Ohr with sufficient protection against competitive products or processes.

Changes in or different interpretations of patent laws in the United States and foreign countries may permit others to develop and commercialize Ohr’s technology without providing any compensation to Ohr or may limit the number of patents or claims Ohr can obtain. In particular, there have been proposals to shorten the exclusivity periods available under U.S. patent law that, if adopted, could substantially harm Ohr’s business. If the exclusivity period for patents is shortened, then Ohr’s ability to generate revenues without competition would be reduced and Ohr’s business could be materially adversely impacted. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws, and those countries may lack adequate rules and procedures for defending Ohr’s intellectual property rights. For example, some countries, including many in Europe, do not grant patent claims directed to methods of treating humans and, in these countries, patent protection may not be available at all to protect product candidates. In addition, U.S. patent laws may change, which could prevent or limit Ohr from filing patent applications or patent claims to protect Ohr’s technologies or limit the exclusivity periods that are available to patent holders. For example, the LeahySmith America Invents Act, or the Leahy-Smith Act, was recently signed into law and includes a number of significant changes to U.S. patent law. These include changes to transition from a “first-to-invent” system to a “first-to-file” system and to the way issued patents are challenged. These changes may favor larger and more established companies that have more resources to devote to patent application filing and prosecution. The U.S. Patent and Trademark Office has been in the process of implementing regulations and procedures to administer the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act may affect Ohr’s ability to obtain, enforce or defend Ohr’s patents. Accordingly, it is not clear what, if any, impact the LeahySmith Act will ultimately have on the cost of prosecuting Ohr’s patent applications, Ohr’s ability to obtain patents based on its discoveries and Ohr’s ability to enforce or defend its issued patents.

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If Ohr fails to obtain and maintain patent protection and trade secret protection of any product candidates, proprietary technologies and their uses, it could lose its competitive advantage and competition it faces would increase, reducing its potential revenues and adversely affecting its ability to attain profitability.

Risks Related to Ohr Common Stock

The market price and volume of Ohr common stock fluctuate significantly and could result in substantial losses for individual investors.

The stock market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may cause the market price and volume of Ohr common stock to decrease. In addition, the market price and volume of Ohr common stock is highly volatile.

Factors that may cause the market price and volume of Ohr common stock to decrease include:

●	delisting or other changes in status of Nasdaq listing (See Risk Factor entitled, “If Ohr fails to continue to meet all applicable Nasdaq requirements and Nasdaq determines to delist Ohr common stock, the delisting could adversely affect the market liquidity of Ohr common stock and the market price of Ohr common stock could decrease.”);

●	changes in stock market analyst recommendations regarding Ohr common stock or lack of analyst coverage;

●	fluctuations in Ohr’s results of operations, timing and announcements of its corporate news;

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●	developments concerning the NeuBase merger (See Risk Factor entitled, “If the proposed merger with NeuBase is not consummated, Ohr’s business could suffer materially and Ohr’s stock price could decline.”);

●	developments concerning discussions that Ohr may be in, or enter into, regarding strategic alliances, partnerships, reverse mergers, mergers, acquisitions, or similar transactions;

●	adverse actions taken by regulatory agencies with respect to any drug products, clinical trials, manufacturing processes or sales and marketing activities;

●	any lawsuit involving Ohr or any drug products;

●	developments with respect to Ohr’s patents and proprietary rights;

●	announcements of technological innovations by Ohr’s competitors;

●	public concern as to the safety of products developed by Ohr or others;

●	regulatory developments in the United States and in foreign countries;

●	the pharmaceutical industry conditions generally and general market conditions;

●	failure of Ohr’s results of operations to meet the expectations of stock market analysts and investors;

●	sales of Ohr common stock by its executive officers, directors and five percent stockholders or sales of substantial amounts of Ohr common stock;

●	changes in accounting principles; and

●	loss of any of Ohr’s key scientific or management personnel.

The market for Ohr common stock is illiquid. Ohr’s stockholders may not be able to resell their shares at or above the purchase price paid by such stockholders, or at all.

Ohr common stock is listed on Nasdaq. The market for Ohr’s securities is illiquid. This illiquidity may be caused by a variety of factors including:

●	lower trading volume;

●	low stock price; and

●	market conditions.

There is limited trading in Ohr common stock and Ohr’s security holders may experience wide fluctuations in the market price of Ohr’s securities. Such price and volume fluctuations have particularly affected the trading prices of equity securities of many pharmaceutical and biotechnology companies. These price and volume fluctuations often appear to have been unrelated to the operating performance of the affected companies. These fluctuations may have an extremely negative effect on the market price of Ohr’s securities and may prevent a stockholder from obtaining a market price equal to the purchase price such stockholder paid when the stockholder attempts to sell Ohr’s securities in the open market. In these situations, the stockholder may be required either to sell Ohr’s securities at a market price which is lower than the purchase price the stockholder paid, or to hold Ohr’s securities for a longer period of time than planned. An inactive market may also impair Ohr’s ability to raise capital by selling shares of capital stock.

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As a “smaller reporting company,” Ohr may avail itself of reduced disclosure requirements, which may make Ohr common stock less attractive to investors.

Because the market value of Ohr common stock as of the end of its most recently completed second fiscal quarter was less than $75 million, Ohr is a “smaller reporting company” under applicable SEC rules and regulations. As a “smaller reporting company,” Ohr has relied on exemptions from certain disclosure requirements that are applicable to other public companies. Ohr may continue to rely on such exemptions for so long as Ohr remains a “smaller reporting company.” These exemptions include reduced financial disclosure, reduced disclosure obligations regarding executive compensation, and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Ohr’s reliance on these exemptions may result in the public finding Ohr common stock to be less attractive and adversely impact the market price of Ohr common stock or the trading market thereof.

Ohr will not pay cash dividends and investors may have to sell their shares in order to realize their investment.

Ohr has not paid any cash dividends on its common stock and does not intend to pay cash dividends in the foreseeable future. Ohr intends to use Ohr’s cash for reinvestment in the development and marketing of products, technologies, and services. As a result, investors may have to sell their shares of common stock to realize any of their investment.

Ohr’s internal controls over financial reporting may not be effective which could have a significant and adverse effect on Ohr’s business and reputation.

Ohr is subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC thereunder (“Section 404”). Section 404 requires Ohr to report on the design and effectiveness of Ohr’s internal controls over financial reporting. In the past, Ohr’s management has identified certain “material weaknesses” in Ohr’s internal controls over financial reporting which Ohr believes has been remediated. However, any failure to maintain effective controls could result in significant deficiencies or material weaknesses, and cause Ohr to fail to meet Ohr’s periodic reporting obligations, or result in material misstatements in Ohr’s financial statements. Ohr may also be required to incur costs to improve its internal control system and hire additional personnel. This could negatively impact Ohr’s results of operations.

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Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses and divert management’s attention from operating Ohr’s business, which could have a material adverse effect on Ohr’s business.

There have been other changing laws, regulations and standards relating to corporate governance and public disclosure in addition to the Sarbanes-Oxley Act, as well as new regulations promulgated by the Commission and rules promulgated by the national securities exchanges. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, Ohr’s efforts to comply with evolving laws, regulations and standards are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Ohr’s board members, Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, Ohr may have difficulty attracting and retaining qualified board members and executive officers, which could have a material adverse effect on Ohr’s business. If Ohr’s efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies, Ohr may incur additional expenses to comply with standards set by regulatory authorities or governing bodies which would have a material adverse effect on Ohr’s business and results of operations.

Delaware law could discourage a change in control, or an acquisition of Ohr by a third party, even if the acquisition would be favorable to stockholders.

The Delaware General Corporation Law contains provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of Ohr, even when these attempts may be in the best interests of stockholders. Delaware law imposes conditions on certain business combination transactions with “interested stockholders.” These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in Ohr’s control or management, including transactions in which stockholders might otherwise receive a premium for their shares of common stock over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

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The Ohr board of directors has the authority to issue Serial Preferred Stock, which could affect the rights of holders of the Ohr common stock and may delay or prevent a takeover that could be in the best interests of Ohr’s stockholders.

The Ohr board of directors has the authority to issue up to 9,416,664 shares of Serial Preferred Stock, $.0001 par value per share (the “Serial Preferred Stock”) (after giving effect to the conversion and cancellation of a previous issue of 5,583,336 shares of Series B Preferred), in one or more series and to fix the number of shares constituting any such series, the voting powers, designation, preferences and relative participation, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights and dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders. 6,000,000 shares of the Serial Preferred Stock, designated the Series B Preferred, have been authorized, 5,583,336 were issued and, as of the date of this filing, all such shares have been converted and no Series B Preferred shares remain issued and outstanding. The issuance of additional Serial Preferred Stock could affect the rights of the holders of Common Stock. For example, such issuance could result in a class of securities outstanding that would have preferential voting, dividend, and liquidation rights over the Common Stock, and could (upon conversion or otherwise) enjoy all of the rights appurtenant to the shares of common stock. The authority possessed by the board of directors to issue Serial Preferred Stock could potentially be used to discourage attempts by others to obtain control of Ohr through merger, tender offer, proxy contest or otherwise by making such attempts more difficult or costly to achieve. The board of directors may issue the Serial Preferred Stock without stockholder approval and with voting and conversion rights which could adversely affect the voting power of holders of common stock. There are no agreements or understandings for the issuance of Serial Preferred Stock and the board of directors has no present intention to issue any Serial Preferred Stock.

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Risks Related to NeuBase

NeuBase is a preclinical-stage company, has a very limited operating history, is not currently profitable, does not expect to become profitable in the near future and may never become profitable.

NeuBase is a preclinical-stage biotechnology company specializing in the discovery and development of the class of ribonucleic acid-targeted drugs called peptide nucleic acids. Since NeuBase’s incorporation in August 2018, it has focused primarily on the development of preclinical-stage therapeutic candidates. All of NeuBase’s therapeutic candidates are in the preclinical development stage, and NeuBase has not initiated clinical trials for any of its product candidates, nor have any products been approved for commercial sale and NeuBase has not generated any revenue. To date, NeuBase has not completed a clinical trial (including a pivotal clinical trial), obtained marketing approval for any product candidates, manufactured a commercial scale product or arranged for a third party to do so on the combined company’s behalf, or conducted sales and marketing activities necessary for successful product commercialization. Drug development is also a highly uncertain undertaking and involves a substantial degree of risk.

As a result, NeuBase has no meaningful historical operations upon which to evaluate NeuBase’s business and prospects and has not yet demonstrated an ability to obtain marketing approval for any of its product candidates or successfully overcome the risks and uncertainties frequently encountered by companies in the pharmaceutical industry. NeuBase also has not generated any revenues from collaboration and licensing agreements or product sales to date, and continues to incur research and development and other expenses. For the period of inception (August 28, 2018) through September 30, 2018 and for the three months ended December 31, 2018, NeuBase reported a net loss of $41,952 and $679,672, respectively, and had an accumulated deficit of $721,624 as of December 31, 2018. NeuBase’s prior losses, combined with expected future losses, have had and will continue to have an adverse effect on its stockholders’ deficit and working capital, and the future success of NeuBase is subject to significant uncertainty.

For the foreseeable future, NeuBase expects to continue to incur losses, which will increase significantly from historical levels as NeuBase expands its drug development activities, seeks regulatory approvals for its product candidates and begins to commercialize them if they are approved by the U.S. Food and Drug Administration (the “FDA”), the European Medicines Agency (the “EMA”) or comparable foreign authorities. Even if NeuBase succeeds in developing and commercializing one or more product candidates, NeuBase may never become profitable.

The approach NeuBase is taking to discover and develop nucleic acid therapeutics is novel and may never lead to marketable products.

NeuBase has concentrated its efforts and research and development activities on nucleic acid therapeutics and its synthetic chemistry drug development platform comprised of peptide nucleic acids with natural and engineered nucleotides. NeuBase’s future success depends on the successful development and manufacturing of such therapeutics and the effectiveness of its platform. The scientific discoveries that form the basis for NeuBase’s efforts to discover and develop new drugs, including NeuBase’s discoveries about the relationships between oligonucleotide stereochemistry and pharmacology, are relatively new. The scientific evidence to support the feasibility of developing drugs based on these discoveries is limited. Skepticism as to the feasibility of developing nucleic acid therapeutics generally has been, and may continue to be, expressed in scientific literature. In addition, decisions by, and negative results of, other companies with respect to their oligonucleotide development efforts may increase skepticism in the marketplace regarding the potential for oligonucleotides.

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Relatively few nucleic acid therapeutic product candidates have been tested in humans, and a number of clinical trials for such therapeutics conducted by other companies have not been successful. Few nucleic acid therapeutics have received regulatory approval. The pharmacological properties ascribed to the investigational compounds NeuBase is testing in laboratory studies may not be positively demonstrated in clinical trials in patients, and they may interact with human biological systems in unforeseen, ineffective or harmful ways. If NeuBase’s nucleic acid product candidates prove to be ineffective, unsafe or commercially unviable, NeuBase’s entire platform and pipeline would have little, if any, value, which would substantially harm NeuBase’s business, financial condition, results of operations and prospects.

In addition, NeuBase’s approach, which focuses on using nucleic acid therapeutics for drug development, as opposed to multiple or other, more advanced proven technologies, may expose NeuBase to additional financial risks and make it more difficult to raise additional capital if NeuBase is not successful in developing a nucleic acid therapeutic that achieves proof of concept in animal models, desired tissue distribution, selectivity for the target, and/or regulatory approval. Because NeuBase’s programs are all in the research or preclinical stage, NeuBase has not yet been able to assess safety in humans, and there may be long-term effects from treatment with any product candidates that NeuBase develops that NeuBase cannot predict at this time. Any product candidates NeuBase may develop will act at the level of DNA or RNA, and because animal DNA and RNA often differs from human DNA or RNA at the sequence level, in its regulation and degradation, secondary and tertiary structural conformations and ultimately in being translated into proteins with varying amino acid sequences conformations and functions, testing of NeuBase’s product candidates in animal models may not be predictive of the results it observes in human clinical trials of its product candidates for either safety or efficacy. Also, animal models may not exist for some of the diseases NeuBase chooses to pursue in its programs. As a result of these factors, it is more difficult for NeuBase to predict the time and cost of product candidate development, and NeuBase cannot predict whether the application of its gene silencing technology, or any similar or competitive gene silencing technologies, will result in the identification, development, and regulatory approval of any products. There can be no assurance that any development problems NeuBase experiences in the future related to its gene silencing technology or any of its research programs will not cause significant delays or unanticipated costs, or that such development problems can be solved. Any of these factors may prevent NeuBase from completing its preclinical studies or any clinical trials that it may initiate or from commercializing any product candidates NeuBase may develop on a timely or profitable basis, if at all.

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NeuBase is highly dependent on the success of its initial product candidates targeting rare genetic diseases, and NeuBase cannot be certain that any of them will receive regulatory approval or be commercialized.

NeuBase has spent time, money and effort on the licensing and development of its core asset: the PATrOL™ platform. To date, NeuBase has not submitted an Investigational New Drug Application (“IND”) to the FDA, and no clinical trials have commenced with any of NeuBase’s product candidates. All of NeuBase’s product candidates will require additional development, including further preclinical studies and bioanalytic method development as well as clinical trials to evaluate their toxicology, carcinogenicity and pharmacokinetics, efficacy, and optimize their formulation, and regulatory clearances before they can be commercialized. Positive results obtained during early development do not necessarily mean later development will succeed or that regulatory clearances will be obtained. NeuBase’s drug development efforts may not lead to commercial drugs, either because NeuBase’s product candidates are not deemed safe and effective, because of competitive or market forces, intellectual property issues or because NeuBase has inadequate financial or other resources to advance NeuBase’s product candidates through the clinical development and approval processes. If any of NeuBase’s product candidates fail to demonstrate safety or efficacy at any time or during any phase of development, NeuBase would experience potentially significant delays in, or be required to abandon, development of the product candidate.

NeuBase does not anticipate that any of its current product candidates will be eligible to receive regulatory approval from the FDA, the EMA or comparable foreign authorities and begin commercialization for a number of years, if ever. Even if NeuBase ultimately receives regulatory approval for any of these product candidates, NeuBase or its potential future partners, if any, may be unable to commercialize them successfully for a variety of reasons. These include, for example, the availability of alternative treatments, lack of cost-effectiveness, the cost of manufacturing the product on a commercial scale and competition with other drugs. The success of NeuBase’s product candidates may also be limited by the prevalence and severity of any adverse side effects. If NeuBase fails to commercialize one or more of its current product candidates, NeuBase may be unable to generate sufficient revenues to attain or maintain profitability, and NeuBase’s financial condition may decline.

If development of NeuBase’s product candidates does not produce favorable results, NeuBase and its collaborators, if any, may be unable to commercialize these products.

To receive regulatory approval for the commercialization of NeuBase’s use of the PATrOL™ platform, or any other product candidates that NeuBase may develop, adequate and well-controlled clinical trials must be conducted to demonstrate safety and efficacy in humans to the satisfaction of the FDA, the EMA and comparable foreign authorities. In order to support marketing approval, these agencies typically require successful results in one or more Phase 3 clinical trials, which NeuBase’s current product candidates have not yet reached and may never reach. The development process is expensive, can take many years and has an uncertain outcome. Failure can occur at any stage of the process. NeuBase may experience numerous unforeseen events during, or as a result of, the development process that could delay or prevent commercialization of NeuBase’s current or future product candidates, including the following:

●	preclinical studies conducted with product candidates for potential clinical development to evaluate their toxicology, carcinogenicity and pharmacokinetics and optimize their formulation, among other things, may produce unfavorable results;

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●	patient recruitment and enrollment in clinical trials may be slower than NeuBase anticipates;

●	clinical trials may produce negative or inconclusive results;

●	costs of development may be greater than NeuBase anticipates;

●	the potential market advantages of the PATrOL™-enabled drugs may not materialize and thus would confer no benefits to patients over other products that may emerge;

●	NeuBase’s product candidates may cause undesirable side effects that delay or preclude regulatory approval or limit their commercial use or market acceptance, if approved;

●	collaborators who may be responsible for the development of NeuBase’s product candidates may not devote sufficient resources to these clinical trials or other preclinical studies of these candidates or conduct them in a timely manner; or

●	NeuBase may face delays in obtaining regulatory approvals to commence one or more clinical trials.

Additionally, because NeuBase’s technology potentially involves gene silencing via genome editing across multiple cell and tissue types, NeuBase is subject to many of the challenges and risks that advanced therapies such as gene therapies face, including:

●	regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future; to date, no products that involve the genetic modification of patient cells have been approved in the United States and only one gene therapy product has been approved in the European Union;

●	improper modification of a gene sequence in a patient’s genome could lead to lymphoma, leukemia or other cancers, or other aberrantly functioning cells; and

●	the FDA recommends a follow-up observation period of 15 years or longer for all patients who receive treatment using gene therapies, and NeuBase may need to adopt and support such an observation period for its product candidates.

Success in early development does not mean that later development will be successful because, for example, product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy despite having progressed through initial clinical trials.

Furthermore, NeuBase has licensed or acquired virtually all of the intellectual property related to its product candidates from third parties. NeuBase has licensed intellectual property from Carnegie Mellon University. All preclinical studies and other analyses performed to date with respect to NeuBase’s product candidates have been conducted by their original owners. Therefore, as a company, NeuBase has limited experience in conducting preclinical trials for its product candidates. Since NeuBase’s experience with its product candidates is limited, NeuBase will need to train its existing personnel or hire additional personnel in order to successfully administer and manage its preclinical studies and clinical trials as anticipated, which may result in delays in completing such anticipated preclinical trials and clinical studies.

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NeuBase currently does not have strategic collaborations in place for clinical development of any of its current product candidates. Therefore, in the future, NeuBase or any potential future collaborative partner will be responsible for establishing the targeted endpoints and goals for development of its product candidates. These targeted endpoints and goals may be inadequate to demonstrate the safety and efficacy levels required for regulatory approvals. Even if NeuBase believes data collected during the development of its product candidates are promising, such data may not be sufficient to support marketing approval by the FDA, the EMA or comparable foreign authorities. Further, data generated during development can be interpreted in different ways, and the FDA, the EMA or comparable foreign authorities may interpret such data in different ways than NeuBase or its collaborators. NeuBase’s failure to adequately demonstrate the safety and efficacy of NeuBase’s product candidates would prevent NeuBase’s receipt of regulatory approval, and such failure would ultimately prevent the potential commercialization of these product candidates.

Since NeuBase does not currently possess the resources necessary to independently develop and commercialize its product candidates or any other product candidates that NeuBase may develop, NeuBase may seek to enter into collaborative agreements to assist in the development and potential future commercialization of some or all of these assets as a component of NeuBase’s strategic plan. NeuBase’s discussions with potential collaborators, however, may not lead to the establishment of collaborations on acceptable terms, if at all, or it may take longer than expected to establish new collaborations, leading to development and potential commercialization delays, which would adversely affect NeuBase’s business, financial condition and results of operations.

NeuBase expects to continue to incur significant research and development expenses, which may make it difficult for NeuBase to attain profitability.

NeuBase expects to expend substantial funds in research and development, including preclinical studies and clinical trials of its product candidates, and to manufacture and market any product candidates in the event they are approved for commercial sale. NeuBase will likely need additional funding to develop or acquire complementary companies, technologies and assets, as well as for working capital requirements and other operating and general corporate purposes. Moreover, an increase in NeuBase’s headcount would dramatically increase NeuBase’s costs in the near and long-term.

Such spending may not yield any commercially viable products. Due to NeuBase’s limited financial and managerial resources, NeuBase must focus on a limited number of research programs and product candidates and on specific indications. NeuBase’s resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities.

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Because the successful development of NeuBase’s product candidates is uncertain, NeuBase is unable to precisely estimate the actual funds NeuBase will require to develop and potentially commercialize them. In addition, NeuBase may not be able to generate sufficient revenue, even if NeuBase is able to commercialize any of its product candidates, to become profitable.

NeuBase may expend its limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because NeuBase has limited financial and managerial resources, NeuBase will initially develop its lead product candidate for particular rare genetic diseases. As a result, NeuBase may forego or delay pursuit of opportunities in other types of diseases that may prove to have greater treatment potential. Likewise, NeuBase may forego or delay the pursuit of opportunities with other potential product candidates that may prove to have greater commercial potential.

NeuBase’s resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities. NeuBase’s spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable product candidates. If NeuBase does not accurately evaluate the commercial potential or target market for a particular product candidate, NeuBase may relinquish valuable rights to that product candidate through collaboration, licensing or other similar arrangements in cases in which it would have been more advantageous for NeuBase to retain sole development and commercialization rights to the product candidate.

The opinion of NeuBase’s independent registered public accounting firm assumed NeuBase’s ability to continue as a going concern, and NeuBase must raise additional funds to finance its operations to remain a going concern.

Based on its cash balances, recurring losses since inception and inadequacy of existing capital resources to fund planned operations for a twelve-month period, NeuBase’s independent registered public accounting firm has included an emphasis of matter paragraph in its report on NeuBase’s financial statements as of and for the period from inception (August 28, 2018) to September 30, 2018 assuming NeuBase’s ability to continue as a going concern. NeuBase will, during the remainder of 2019 and 2020, require significant additional funding to continue operations even after taking into account the financing that is expected to take place immediately prior to or concurrently with the completion of the merger. If NeuBase is unable to raise additional funds when needed, it will not be able to continue development of its product candidates, or NeuBase will be required to delay, scale back or eliminate some or all of its development programs or cease operations. Any additional equity or debt financing that NeuBase is able to obtain may be dilutive to its current stockholders, and debt financing, if available, may involve restrictive covenants or unfavorable terms. If NeuBase raises funds through collaborative or licensing arrangements, it may be required to relinquish, on terms that are not favorable to NeuBase, rights to some of its technologies or product candidates that it would otherwise seek to develop or commercialize. Moreover, if NeuBase is unable to continue as a going concern, it may be forced to liquidate its assets, and the values it receives for its assets in liquidation or dissolution could be significantly lower than the values reflected in its financial statements.

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Given NeuBase’s lack of current cash flow, NeuBase will need to raise additional capital; however, it may be unavailable to NeuBase or, even if capital is obtained, may cause dilution or place significant restrictions on NeuBase’s ability to operate its business.

Since NeuBase will be unable to generate sufficient, if any, cash flow to fund its operations for the foreseeable future, NeuBase will need to seek additional equity or debt financing to provide the capital required to maintain or expand its operations.

There can be no assurance that NeuBase will be able to raise sufficient additional capital on acceptable terms or at all. If such additional financing is not available on satisfactory terms, or is not available in sufficient amounts, NeuBase may be required to delay, limit or eliminate the development of business opportunities, and its ability to achieve its business objectives, its competitiveness, and its business, financial condition and results of operations may be materially adversely affected. In addition, NeuBase may be required to grant rights to develop and market product candidates that it would otherwise prefer to develop and market itself. NeuBase’s inability to fund its business could lead to the loss of your investment.

NeuBase’s future capital requirements will depend on many factors, including, but not limited to:

●	the scope, rate of progress, results and cost of its preclinical studies, clinical trials and other related activities;

●	its ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such arrangements;

●	the timing of, and the costs involved in, obtaining regulatory approvals for any of its current or future product candidates;

●	the number and characteristics of the product candidates it seeks to develop or commercialize;

●	the cost of manufacturing clinical supplies, and establishing commercial supplies, of its product candidates;

●	the cost of commercialization activities if any of its current or future product candidates are approved for sale, including marketing, sales and distribution costs;

●	the expenses needed to attract and retain skilled personnel;

●	the costs associated with being a public company;

●	the amount of revenue, if any, received from commercial sales of its product candidates, should any of its product candidates receive marketing approval; and

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●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing possible patent claims, including litigation costs and the outcome of any such litigation.

Any additional capital efforts may divert NeuBase’s management from their day-to-day activities, which may adversely affect its ability to develop and commercialize its product candidates. Moreover, if NeuBase raises additional capital by issuing equity securities, the percentage ownership of its existing stockholders may be reduced, and accordingly these stockholders may experience substantial dilution. NeuBase may also issue equity securities that provide for rights, preferences and privileges senior to those of its common stock. Given NeuBase’s need for cash and that equity issuances are the most common type of fundraising for similarly situated companies, the risk of dilution is particularly significant for NeuBase’s stockholders. Furthermore, the incurrence of indebtedness would result in increased fixed payment obligations and NeuBase may be required to agree to certain restrictive covenants, such as limitations on its ability to incur additional debt and other operating restrictions that could adversely impact NeuBase’s ability to conduct its business. NeuBase could also be required to seek funds through arrangements with collaborators or otherwise at an earlier stage than otherwise would be desirable and NeuBase may be required to relinquish rights to some of its product candidates or otherwise agree to terms unfavorable to NeuBase, any of which may have a material adverse effect on its business, operating results and prospects.

NeuBase’s efforts to discover product candidates beyond NeuBase’s current product candidates may not succeed, and any product candidates NeuBase recommends for clinical development may not actually begin clinical trials.

NeuBase intends to use its technology, including its licensed technology, knowledge and expertise to develop novel drugs to address some of the world’s most devastating and costly central nervous system and other disorders, including orphan genetic indications. NeuBase intends to expand its existing pipeline of core assets by advancing drug compounds from current ongoing discovery programs into clinical development. However, the process of researching and discovering drug compounds is expensive, time-consuming and unpredictable. Data from NeuBase’s current preclinical programs may not support the clinical development of its lead compounds or other compounds from these programs, and NeuBase may not identify any additional drug compounds suitable for recommendation for clinical development. Moreover, any drug compounds NeuBase recommends for clinical development may not demonstrate, through preclinical studies, indications of safety and potential efficacy that would support advancement into clinical trials. Such findings would potentially impede NeuBase’s ability to maintain or expand NeuBase’s clinical development pipeline. NeuBase’s ability to identify new drug compounds and advance them into clinical development also depends upon NeuBase’s ability to fund its research and development operations, and NeuBase cannot be certain that additional funding will be available on acceptable terms, or at all.

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The pharmaceutical market is intensely competitive. If NeuBase is unable to compete effectively with existing drugs, new treatment methods and new technologies, NeuBase may be unable to commercialize successfully any drugs that NeuBase develops.

The pharmaceutical market is intensely competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the development of novel drugs for the same diseases that NeuBase is targeting or expect to target. Many of NeuBase’s competitors have:

●	much greater financial, technical and human resources than NeuBase has at every stage of the discovery, development, manufacture and commercialization of products and product candidates;

●	more extensive experience in designing and conducting preclinical studies and clinical trials, obtaining regulatory approvals, and in manufacturing, marketing and selling pharmaceutical products and product candidates;

●	product candidates that are based on previously tested or accepted technologies;

●	products and product candidates that have been approved or are in late stages of development; and

●	collaborative arrangements in NeuBase’s target markets with leading companies and research institutions.

NeuBase will face intense competition from drugs that have already been approved and accepted by the medical community for the treatment of the conditions for which NeuBase may develop drugs. NeuBase also expects to face competition from new drugs that enter the market. NeuBase believes there are a significant number of drugs currently under development that may become commercially available in the future, for the treatment of conditions for which NeuBase may try to develop drugs. These drugs may be more effective, safer, less expensive, or marketed and sold more effectively, than any products NeuBase develops. It is possible that the potential advantages of PATrOL™-derived therapies (including, among other potential advantages, the ability to systemically deliver drugs and get broad tissue distribution and penetration across the blood-brain barrier, minimal to no innate or adaptive immune responses after single dose or multiple-dose administration, appropriate dose schedules to address the disease appropriately or that is viable in the marketplace) do not materialize.

NeuBase’s competitors may develop or commercialize products with significant advantages over any products NeuBase is able to develop and commercialize based on many different factors, including:

●	the safety and effectiveness of NeuBase’s products relative to alternative therapies, if any;

●	the ease with which NeuBase’s products can be administered and the extent to which patients accept relatively new routes of administration;

●	the timing and scope of regulatory approvals for these products;

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●	the availability and cost of manufacturing, marketing and sales capabilities;

●	price;

●	reimbursement coverage; and

●	patent position.

Any collaboration arrangement that NeuBase may enter into in the future may not be successful, which could adversely affect NeuBase’s ability to develop and commercialize NeuBase’s current and potential future product candidates.

NeuBase may seek collaboration arrangements with pharmaceutical companies for the development or commercialization of its current and potential future product candidates. To the extent that NeuBase decides to enter into collaboration agreements, NeuBase will face significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, execute and implement. NeuBase may not be successful in its efforts to establish and implement collaborations or other alternative arrangements should NeuBase choose to enter into such arrangements, and the terms of the arrangements may not be favorable to NeuBase. If and when NeuBase collaborates with a third party for development and commercialization of a product candidate, NeuBase can expect to relinquish some or all of the control over the future success of that product candidate to the third party. The success of NeuBase’s collaboration arrangements will depend heavily on the efforts and activities of its collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. As such, NeuBase’s inability to control its collaborators, and the potentially adverse results of NeuBase’s collaborators, may materially and adversely affect NeuBase’s product candidates and, more generally, NeuBase’s PATrOL™ platform, and NeuBase may not be able to conduct its program in the manner or on the time schedule it currently contemplates, which could negatively impact its business.

If NeuBase’s potential future collaborations do not result in the successful discovery, development and commercialization of products or if one of NeuBase’s collaborators terminates its agreement with NeuBase, NeuBase may not receive any future research funding or milestone or royalty payments under the collaboration. If NeuBase does not receive the funding it expects under these agreements, NeuBase’s development of its technology and product candidates could be delayed and NeuBase may need additional resources to develop product candidates and its technology.

Finally, disagreements between parties to a collaboration arrangement can lead to delays in developing or commercializing the applicable product candidate and can be difficult to resolve in a mutually beneficial manner. In some cases, collaborations with biopharmaceutical companies and other third parties are terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect NeuBase’s business, financial condition and results of operations.

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NeuBase, or any future collaborators, may not be able to obtain orphan drug designation or orphan drug exclusivity for NeuBase’s product candidates.

Regulatory authorities in some jurisdictions, including the U.S. and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the U.S. In the U.S. and Europe, obtaining orphan drug approval may allow NeuBase to obtain financial incentives, such as an extended period of exclusivity during which only NeuBase is allowed to market the orphan drug for the orphan indications that NeuBase is developing. While NeuBase may seek orphan drug designation from the FDA for any of its product candidates, NeuBase, or any future collaborators, may not be granted orphan drug designations for its product candidates in the U.S. or in other jurisdictions.

Even if NeuBase or any future collaborators obtain orphan drug designation for a product candidate, NeuBase or such collaborators may not be able to obtain orphan drug exclusivity for that product candidate. Generally, a product with orphan drug designation only becomes entitled to orphan drug exclusivity if it receives the first marketing approval for the indication for which it has such designation, in which case the FDA or the EMA will be precluded from approving another marketing application for the same drug for that indication for the applicable exclusivity period. The applicable exclusivity period is seven years in the U.S. and ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or the EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if NeuBase or any future collaborators obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because FDA has taken the position that, under certain circumstances, another drug with the same active chemical and pharmacological characteristics, or moiety, can be approved for the same condition. Specifically, the FDA’s regulations provide that it can approve another drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

NeuBase is subject to a multitude of manufacturing risks, any of which could substantially increase NeuBase’s costs and limit supply of its product candidates.

The process of manufacturing NeuBase’s product candidates is complex, highly regulated, and subject to several risks. For example, the process of manufacturing NeuBase’s product candidates is extremely susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, or vendor or operator error. Even minor deviations from normal manufacturing processes for any of NeuBase’s product candidates could result in reduced production yields, product defects, and other supply disruptions. If microbial, viral, or other contaminations are discovered in NeuBase’s product candidates or in the manufacturing facilities in which its product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. In addition, the manufacturing facilities in which its product candidates are made could be adversely affected by equipment failures, labor shortages, natural disasters, power failures and numerous other factors. For instance, NeuBase’s therapeutic molecules are complex and comprised of both peptides and nucleic acids, and it may be difficult or impossible to find GLP and GMP-grade manufacturers, manufacturing may be cost prohibitive and manufacturing may not be available to fulfill regulatory requirements.

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In addition, any adverse developments affecting manufacturing operations for NeuBase’s product candidates may result in shipment delays, inventory shortages, lot failures, withdrawals or recalls, or other interruptions in the supply of NeuBase’s product candidates. NeuBase also may need to take inventory write-offs and incur other charges and expenses for product candidates that fail to meet specifications, undertake costly remediation efforts or seek costlier manufacturing alternatives.

NeuBase relies, and will continue to rely, predominantly, on third parties to manufacture NeuBase’s preclinical and clinical drug supplies and NeuBase’s business, financial condition and results of operations could be harmed if those third parties fail to provide NeuBase with sufficient quantities of drug product, or fail to do so at acceptable quality levels or prices.

NeuBase has the capability internally to manufacture small quantities of its drugs for preclinical studies. However, NeuBase does not currently have, nor does NeuBase plan to acquire, the infrastructure or capability internally to manufacture NeuBase’s clinical drug supplies for use in its clinical trials, and NeuBase lacks the resources and the capability to manufacture any of NeuBase’s product candidates on a clinical or commercial scale. NeuBase relies on its manufacturers to purchase from third-party suppliers the materials necessary to produce NeuBase’s product candidates for NeuBase’s clinical trials. There are a limited number of suppliers for raw materials that NeuBase uses to manufacture its product candidates, and there may be a need to identify alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce NeuBase’s product candidates for its clinical trials, and, if approved, ultimately for commercial sale. NeuBase does not have any control over the process or timing of the acquisition of these raw materials by NeuBase’s manufacturers. Any significant delay or discontinuity in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay completion of NeuBase’s clinical trials, product testing and potential regulatory approval of NeuBase’s product candidates, which could harm NeuBase’s business, financial condition and results of operations.

If NeuBase is unable to develop its own commercial organization or enter into agreements with third parties to sell and market NeuBase’s product candidates, NeuBase may be unable to generate significant revenues.

NeuBase does not have a sales and marketing organization, and NeuBase has no experience as a company in the sales, marketing and distribution of pharmaceutical products. If any of NeuBase’s product candidates are approved for commercialization, NeuBase may be required to develop its sales, marketing and distribution capabilities, or make arrangements with a third party to perform sales and marketing services. Developing a sales force for any resulting product or any product resulting from any of NeuBase’s other product candidates is expensive and time consuming and could delay any product launch. NeuBase may be unable to establish and manage an effective sales force in a timely or cost-effective manner, if at all, and any sales force NeuBase does establish may not be capable of generating sufficient demand for NeuBase’s product candidates. To the extent that NeuBase enters into arrangements with collaborators or other third parties to perform sales and marketing services, NeuBase’s product revenues are likely to be lower than if NeuBase marketed and sold its product candidates independently. If NeuBase is unable to establish adequate sales and marketing capabilities, independently or with others, NeuBase may not be able to generate significant revenues and may not become profitable.

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The commercial success of NeuBase’s product candidates depends upon their market acceptance among physicians, patients, healthcare payors and the medical community.

Even if NeuBase’s product candidates obtain regulatory approval, NeuBase’s products, if any, may not gain market acceptance among physicians, patients, healthcare payors and the medical community. The degree of market acceptance of any of NeuBase’s approved product candidates will depend on a number of factors, including:

●	the effectiveness of NeuBase’s approved product candidates as compared to currently available products;

●	patient willingness to adopt NeuBase’s approved product candidates in place of current therapies;

●	NeuBase’s ability to provide acceptable evidence of safety and efficacy;

●	relative convenience and ease of administration;

●	the prevalence and severity of any adverse side effects;

●	restrictions on use in combination with other products;

●	availability of alternative treatments;

●	pricing and cost-effectiveness assuming either competitive or potential premium pricing requirements, based on the profile of NeuBase’s product candidates and target markets;

●	effectiveness of NeuBase’s or its partners’ sales and marketing strategy;

●	NeuBase’s ability to obtain sufficient third-party coverage or reimbursement; and

●	potential product liability claims.

In addition, the potential market opportunity for NeuBase’s product candidates is difficult to precisely estimate. NeuBase’s estimates of the potential market opportunity for its product candidates include several key assumptions based on NeuBase’s industry knowledge, industry publications, third-party research reports and other surveys. Independent sources have not verified all of NeuBase’s assumptions. If any of these assumptions proves to be inaccurate, then the actual market for NeuBase’s product candidates could be smaller than NeuBase’s estimates of its potential market opportunity. If the actual market for NeuBase’s product candidates is smaller than NeuBase expects, NeuBase’s product revenue may be limited, it may be harder than expected to raise funds and it may be more difficult for NeuBase to achieve or maintain profitability. If NeuBase fails to achieve market acceptance of NeuBase’s product candidates in the U.S. and abroad, NeuBase’s revenue will be limited and it will be more difficult to achieve profitability.

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If NeuBase fails to obtain and sustain an adequate level of reimbursement for its potential products by third-party payors, potential future sales would be materially adversely affected.

There will be no viable commercial market for NeuBase’s product candidates, if approved, without reimbursement from third-party payors. Reimbursement policies may be affected by future healthcare reform measures. NeuBase cannot be certain that reimbursement will be available for its current product candidates or any other product candidate NeuBase may develop. Additionally, even if there is a viable commercial market, if the level of reimbursement is below NeuBase’s expectations, NeuBase’s anticipated revenue and gross margins will be adversely affected.

Third-party payors, such as government or private healthcare insurers, carefully review and increasingly question and challenge the coverage of and the prices charged for drugs. Reimbursement rates from private health insurance companies vary depending on the company, the insurance plan and other factors. Reimbursement rates may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. There is a current trend in the U.S. healthcare industry toward cost containment.

Large public and private payors, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. Such third-party payors, including Medicare, may question the coverage of, and challenge the prices charged for, medical products and services, and many third-party payors limit coverage of or reimbursement for newly approved healthcare products. In particular, third-party payors may limit the covered indications. Cost-control initiatives could decrease the price NeuBase might establish for products, which could result in product revenues being lower than anticipated. NeuBase believes its drugs will be priced significantly higher than existing generic drugs and consistent with current branded drugs. If NeuBase is unable to show a significant benefit relative to existing generic drugs, Medicare, Medicaid and private payors may not be willing to provide reimbursement for NeuBase’s drugs, which would significantly reduce the likelihood of NeuBase’s products gaining market acceptance.

NeuBase expects that private insurers will consider the efficacy, cost-effectiveness, safety and tolerability of NeuBase’s potential products in determining whether to approve reimbursement for such products and at what level. Obtaining these approvals can be a time consuming and expensive process. NeuBase’s business, financial condition and results of operations would be materially adversely affected if NeuBase does not receive approval for reimbursement of its potential products from private insurers on a timely or satisfactory basis. Limitations on coverage could also be imposed at the local Medicare carrier level or by fiscal intermediaries. Medicare Part B, which covers medical insurance to Medicare patients as discussed below, does not require participating insurance plans to cover all drugs that have been approved by the FDA. NeuBase’s business, financial condition and results of operations could be materially adversely affected if Part B medical insurance were to limit access to, or deny or limit reimbursement of, NeuBase’s product candidates or other potential products.

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Reimbursement systems in international markets vary significantly by country and by region, and reimbursement approvals must be obtained on a country-by-country basis. In many countries, the product cannot be commercially launched until reimbursement is approved. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. The negotiation process in some countries can exceed 12 months. To obtain reimbursement or pricing approval in some countries, NeuBase may be required to conduct a clinical trial that compares the cost-effectiveness of its products to other available therapies.

If the prices for NeuBase’s potential products are reduced or if governmental and other third-party payors do not provide adequate coverage and reimbursement of NeuBase’s drugs, NeuBase’s future revenue, cash flows and prospects for profitability will suffer.

NeuBase is exposed to product liability, non-clinical and clinical liability risks which could place a substantial financial burden upon NeuBase, should lawsuits be filed against NeuBase.

NeuBase’s business exposes it to potential product liability and other liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical formulations and products. In addition, the use in NeuBase’s anticipated clinical trials of pharmaceutical products and the subsequent sale of these products by NeuBase or its potential collaborators may cause NeuBase to bear a portion of or all product liability risks. A successful liability claim or series of claims brought against NeuBase could have a material adverse effect on NeuBase’s business, financial condition and results of operations.

Because NeuBase does not currently have any clinical trials ongoing, it does not currently carry product liability insurance. NeuBase anticipates obtaining such insurance upon initiation of its clinical development activities; however, NeuBase may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated adverse effects. A successful product liability claim or series of claims brought against NeuBase could adversely affect NeuBase’s results of operations and business if judgments therewith exceed NeuBase’s insurance coverage.

If NeuBase fails to retain Dr. Stephan, or to attract and keep additional key personnel, NeuBase may be unable to successfully develop or commercialize NeuBase’s product candidates.

NeuBase’s success depends on NeuBase’s continued ability to attract, retain and motivate highly qualified management and scientific personnel. As of February 2019, Dr. Dietrich A. Stephan, NeuBase’s President, Chief Executive Officer, Treasurer and Secretary, is the only employee of NeuBase. Dr. Shivaji Thadke (Director of Chemistry) and Dr. Ramesh Batwal (Associate of Chemistry) have both been offered and accepted employment with NeuBase pending visa approvals from U.S. Citizenship and Immigration Services. NeuBase has engaged with several other individuals as consultants or advisory boards. NeuBase has identified several additional individuals that are expected to become full-time employees of the combined company prior to or shortly following the closing of the merger and fill the following open positions: Chief Financial Officer, Accounting Manager, Operations Manager, Associate of Chemistry, Associate of Bioinformatics, and Associate of Biology. However, competition for qualified personnel is intense. NeuBase may not be successful in attracting qualified personnel to fulfill NeuBase’s current or future needs, and there is no guarantee that any of these individuals will join the combined company on a full-time employment basis, or at all. In the event the combined company is unable to fill critical open employment positions, NeuBase may need to delay its operational activities and goals, including the development of its product candidates, and may have difficulty in meeting its obligations as a public company. NeuBase does not maintain “key person” insurance on any of its employees.

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In addition, competitors and others are likely in the future to attempt to recruit NeuBase’s employees. The loss of the services of any of NeuBase’s key personnel, the inability to attract or retain highly qualified personnel in the future or delays in hiring such personnel, particularly senior management and other technical personnel, could materially and adversely affect NeuBase’s business, financial condition and results of operations. In addition, the replacement of key personnel likely would involve significant time and costs, and may significantly delay or prevent the achievement of NeuBase’s business objectives.

From time to time, NeuBase’s management seeks the advice and guidance of certain scientific advisors and consultants regarding clinical and regulatory development programs and other customary matters. These scientific advisors and consultants are not NeuBase’s employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to NeuBase. In addition, NeuBase’s scientific advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with NeuBase’s.

NeuBase will need to increase the size of NeuBase’s organization and may not successfully manage NeuBase’s growth.

NeuBase is a preclinical-stage pharmaceutical company with a small number of planned employees, and NeuBase’s management systems currently in place are not likely to be adequate to support NeuBase’s future growth plans. NeuBase’s ability to grow and to manage its growth effectively will require NeuBase to hire, train, retain, manage and motivate additional employees and to implement and improve its operational, financial and management systems. These demands also may require the hiring of additional senior management personnel or the development of additional expertise by NeuBase’s senior management personnel. Hiring a significant number of additional employees, particularly those at the management level, would increase NeuBase’s expenses significantly. Moreover, if NeuBase fails to expand and enhance its operational, financial and management systems in conjunction with its potential future growth, such failure could have a material adverse effect on NeuBase’s business, financial condition and results of operations.

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Because NeuBase’s Chief Executive Officer is involved with several unaffiliated privately-held companies, he may experience conflicts of interest and competing demands for his time and attention.

Dietrich Stephan, NeuBase’s Chief Executive Officer, is a member of the governing bodies of several unaffiliated privately-held companies, as well as a general partner of Cyto Ventures and, as such, he does not serve NeuBase on a full-time basis. Although Dr. Stephan expects to devote substantially all of his time to NeuBase, he expects to continue in each of these positions for the foreseeable future. Conflicts of interest could arise with respect to business opportunities that could be advantageous to third party organizations affiliated with Dr. Stephan, on the one hand, and NeuBase, on the other hand.

The majority of NeuBase’s current management lacks public company experience, which could put NeuBase at greater risk of incurring fines or regulatory actions for failure to comply with federal securities laws and could put NeuBase at a competitive disadvantage and require NeuBase’s management to devote additional time and resources to ensure compliance with applicable corporate governance requirements.

None of NeuBase’s current executive officers have experience in managing and operating a public company, which could have an adverse effect on their ability to quickly respond to problems or adequately address issues and matters applicable to public companies. Any failure to comply with federal securities laws, rules or regulations could subject NeuBase to fines or regulatory actions, which may materially adversely affect NeuBase’s business, financial condition and results of operations. Further, since NeuBase’s current executive officers do not have experience managing and operating a public company, NeuBase may need to dedicate additional time and resources to comply with legally mandated corporate governance policies relative to NeuBase’s competitors whose management teams have more public company experience.

NeuBase relies significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm NeuBase’s ability to operate NeuBase’s business effectively.

Despite the implementation of security measures, NeuBase’s internal computer systems and those of third parties with which NeuBase contracts are vulnerable to damage from cyber-attacks, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. System failures, accidents or security breaches could cause interruptions in NeuBase’s operations, and could result in a material disruption of NeuBase’s drug development and preclinical and clinical activities and business operations, in addition to possibly requiring substantial expenditures of resources to remedy. The loss of drug development or clinical trial data could result in delays in NeuBase’s regulatory approval efforts and significantly increase NeuBase’s costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, NeuBase’s data or applications, or inappropriate disclosure of confidential or proprietary information, NeuBase could incur liability and its development programs and the development of its product candidates could be delayed.

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NeuBase’s employees and consultants may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

NeuBase is exposed to the risk of employee or consultant fraud or other misconduct. Misconduct by NeuBase’s employees or consultants could include, among other things, intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to NeuBase. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commissions, customer incentive programs and other business arrangements. Employee and consultant misconduct also could involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to NeuBase’s reputation. It is not always possible to identify and deter such misconduct, and the precautions NeuBase takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting NeuBase from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against NeuBase, and NeuBase is not successful in defending itself or asserting NeuBase’s rights, those actions could have a material adverse effect on NeuBase’s business, financial condition and results of operations, and result in the imposition of significant fines or other sanctions against NeuBase.

Business disruptions such as natural disasters could seriously harm NeuBase’s future revenues and financial condition and increase its costs and expenses.

NeuBase and its suppliers may experience a disruption in their business as a result of natural disasters. A significant natural disaster, such as an earthquake, hurricane, flood or fire, could severely damage or destroy NeuBase’s headquarters or facilities or the facilities of NeuBase’s manufacturers or suppliers, which could have a material and adverse effect on NeuBase’s business, financial condition and results of operations. In addition, terrorist acts or acts of war targeted at the U.S., and specifically the Pittsburgh, Pennsylvania and greater New York, New York regions, could cause damage or disruption to NeuBase, its employees, facilities, partners and suppliers, which could have a material adverse effect on NeuBase’s business, financial condition and results of operations.

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NeuBase may engage in strategic transactions that could impact its liquidity, increase its expenses and present significant distractions to its management.

From time to time, NeuBase may consider strategic transactions, such as acquisitions of companies, asset purchases and out-licensing or in-licensing of products, product candidates or technologies. Additional potential transactions that NeuBase may consider include a variety of different business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any such transaction may require NeuBase to incur non-recurring or other charges, may increase NeuBase’s near- and long-term expenditures and may pose significant integration challenges or disrupt NeuBase’s management or business, which could adversely affect NeuBase’s business, financial condition and results of operations. For example, these transactions may entail numerous operational and financial risks, including:

●	exposure to unknown liabilities;

●	disruption of NeuBase’s business and diversion of NeuBase’s management’s time and attention in order to develop acquired products, product candidates or technologies;

●	incurrence of substantial debt or dilutive issuances of equity securities to pay for any of these transactions;

●	higher-than-expected transaction and integration costs;

●	write-downs of assets or goodwill or impairment charges;

●	increased amortization expenses;

●	difficulty and cost in combining the operations and personnel of any acquired businesses or product lines with NeuBase’s operations and personnel;

●	impairment of relationships with key suppliers or customers of any acquired businesses or product lines due to changes in management and ownership; and

●	inability to retain key employees of any acquired businesses.

Accordingly, although there can be no assurance that NeuBase will undertake or successfully complete any transactions of the nature described above, any transactions that NeuBase does complete may be subject to the foregoing or other risks, and could have a material adverse effect on NeuBase’s business, financial condition and results of operations.

The estimates and judgments NeuBase makes, or the assumptions on which NeuBase relies, in preparing its financial statements could prove inaccurate.

NeuBase’s financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires NeuBase to make estimates and judgments that affect the reported amounts of NeuBase’s assets, liabilities, revenues and expenses, the amounts of charges accrued by NeuBase and related disclosure of contingent assets and liabilities. NeuBase bases its estimates on historical experience and on various other assumptions that NeuBase believes to be reasonable under the circumstances. NeuBase cannot assure, however, that NeuBase’s estimates, or the assumptions underlying them, will not change over time or otherwise prove inaccurate. For example, NeuBase’s estimates as they relate to anticipated timelines and milestones for its preclinical development or clinical trials may prove to be inaccurate. If this is the case, NeuBase may be required to restate its financial statements, which could, in turn, subject NeuBase to securities class action litigation. Defending against such potential litigation relating to a restatement of NeuBase’s financial statements would be expensive and would require significant attention and resources of NeuBase’s management. Moreover, NeuBase’s insurance to cover its obligations with respect to the ultimate resolution of any such litigation may be inadequate. As a result of these factors, any such potential litigation could have a material adverse effect on NeuBase’s financial results or harm its business.

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Risks Related to NeuBase’s Intellectual Property

NeuBase may not be successful in obtaining or maintaining necessary rights to its product candidates through acquisitions and in-licenses.

Because several of NeuBase’s programs currently require the use of proprietary rights held by third parties, the growth of NeuBase’s business will likely depend in part on NeuBase’s ability to maintain and exploit these proprietary rights. In addition, NeuBase may need to acquire or in-license additional intellectual property in the future. NeuBase may be unable to acquire or in-license any compositions, methods of use, processes or other intellectual property rights from third parties that NeuBase identifies as necessary for its product candidates. NeuBase faces competition with regard to acquiring and in-licensing third-party intellectual property rights, including from a number of more established companies. These established companies may have a competitive advantage over NeuBase due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive NeuBase to be a competitor may be unwilling to assign or license intellectual property rights to NeuBase. NeuBase also may be unable to acquire or in-license third-party intellectual property rights on terms that would allow it to make an appropriate return on NeuBase’s investment, and NeuBase may not be able to market products or perform research and development or other activities covered by these patents.

NeuBase may enter into collaboration agreements with U.S. and foreign academic institutions to accelerate development of NeuBase’s current or future preclinical product candidates. Typically, these agreements include an option for the company to negotiate a license to the institution’s intellectual property rights resulting from the collaboration. Even with such an option, NeuBase may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to NeuBase. If NeuBase is unable to license rights from a collaborating institution, the institution may offer the intellectual property rights to other parties, potentially blocking NeuBase’s ability to pursue its desired program.

If NeuBase is unable to successfully obtain required third-party intellectual property rights or maintain NeuBase’s existing intellectual property rights, NeuBase may need to abandon development of the related program and NeuBase’s business, financial condition and results of operations could be materially and adversely affected.

If NeuBase fails to comply with its obligations in the agreements under which NeuBase in-licenses intellectual property and other rights from third parties or otherwise experiences disruptions to NeuBase’s business relationships with NeuBase’s licensors, NeuBase could lose intellectual property rights that are important to its business.

NeuBase’s license agreement with Carnegie Mellon University (the “License Agreement”), as the licensor (the “Licensor”), is important to NeuBase’s business, and NeuBase expects to enter into additional license agreements in the future. The License Agreement imposes, and NeuBase expects that future license agreements will impose, various royalties, sublicensing fees and other obligations on NeuBase. If NeuBase fails to comply with NeuBase’s obligations under these agreements, or if NeuBase files for bankruptcy, NeuBase may be required to make certain payments to the Licensor, NeuBase may lose the exclusivity of its license, or the Licensor may have the right to terminate the license, in which event NeuBase would not be able to develop or market products covered by the license. Additionally, the royalties and other payments associated with these licenses could materially and adversely affect NeuBase’s business, financial condition and results of operations.

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Pursuant to the terms of the License Agreement, the Licensor has the right to terminate the License Agreement with respect to the program licensed under certain circumstances, including, but not limited to: (i) if NeuBase does not pay amounts when due and within the applicable cure periods or (ii) if NeuBase files or has filed against NeuBase a petition in bankruptcy or makes an assignment for the benefit of creditors. In the event the License Agreement is terminated by the Licensor, all licenses (or, in the determination of the Licensor, the exclusivity of such licenses) granted to NeuBase by the Licensor will terminate immediately.

In some cases, patent prosecution of NeuBase’s licensed technology may be controlled solely by the licensor. If NeuBase’s licensor fails to obtain and maintain patent or other protection for the proprietary intellectual property NeuBase in-licenses, then NeuBase could lose its rights to the intellectual property or its exclusivity with respect to those rights, and its competitors could market competing products using the intellectual property. In certain cases, NeuBase may control the prosecution of patents resulting from licensed technology. In the event NeuBase breaches any of NeuBase’s obligations related to such prosecution, NeuBase may incur significant liability to NeuBase’s licensing partners. Licensing of intellectual property is of critical importance to NeuBase’s business and involves complex legal, business and scientific issues. Disputes may arise regarding intellectual property subject to a licensing agreement, including, but not limited to:

●	the scope of rights granted under the license agreement and other interpretation-related issues;

●	the extent to which NeuBase’s technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

●	the sublicensing of patent and other rights;

●	NeuBase’s diligence obligations under the license agreement and what activities satisfy those diligence obligations;

●	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by NeuBase’s licensors and NeuBase and NeuBase’s collaborators; and

●	the priority of invention of patented technology.

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If disputes over intellectual property and other rights that NeuBase has in-licensed prevent or impair NeuBase’s ability to maintain NeuBase’s current licensing arrangements on acceptable terms, NeuBase may be unable to successfully develop and commercialize the affected product candidates. If NeuBase fails to comply with any such obligations to NeuBase’s licensor, such licensor may terminate their licenses to NeuBase, in which case NeuBase would not be able to market products covered by these licenses. The loss of NeuBase’s licenses would have a material adverse effect on NeuBase’s business.

NeuBase may be required to pay royalties and sublicensing fees pursuant to the License Agreement, which could adversely affect the overall profitability for NeuBase of any products that NeuBase may seek to commercialize.

Under the terms of the License Agreement, NeuBase will be required to pay royalties on future worldwide net product sales and a percentage of sublicensing fees that NeuBase may earn. These royalty payments and sublicensing fees could adversely affect the overall profitability for NeuBase of any products that it may seek to commercialize.

NeuBase may not be able to protect its proprietary or licensed technology in the marketplace.

NeuBase depends on NeuBase’s ability to protect its proprietary or licensed technology. NeuBase relies on trade secret, patent, copyright and trademark laws, and confidentiality, licensing and other agreements with employees and third parties, all of which offer only limited protection. NeuBase’s success depends in large part on NeuBase’s ability and any licensor’s or licensee’s ability to obtain and maintain patent protection in the U.S. and other countries with respect to NeuBase’s proprietary or licensed technology and products. NeuBase currently in-licenses some of NeuBase’s intellectual property rights to develop NeuBase’s product candidates and may in-license additional intellectual property rights in the future. NeuBase cannot be certain that patent enforcement activities by its current or future licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights. NeuBase also cannot be certain that its current or future licensors will allocate sufficient resources or prioritize their or NeuBase’s enforcement of such patents. Even if NeuBase is not a party to these legal actions, an adverse outcome could prevent NeuBase from continuing to license intellectual property that NeuBase may need to operate its business, which would have a material adverse effect on its business, financial condition and results of operations.

NeuBase believes it will be able to obtain, through prosecution of patent applications covering NeuBase’s owned technology and technology licensed from others, adequate patent protection for NeuBase’s proprietary drug technology, including those related to NeuBase’s in-licensed intellectual property. If NeuBase is compelled to spend significant time and money protecting or enforcing its licensed patents and future patents NeuBase may own, designing around patents held by others or licensing or acquiring, potentially for large fees, patents or other proprietary rights held by others, NeuBase’s business, financial condition and results of operations may be materially and adversely affected. If NeuBase is unable to effectively protect the intellectual property that NeuBase owns or in-licenses, other companies may be able to offer the same or similar products for sale, which could materially adversely affect NeuBase’s business, financial condition and results of operations. The patents of others from whom NeuBase may license technology, and any future patents NeuBase may own, may be challenged, narrowed, invalidated or circumvented, which could limit NeuBase’s ability to stop competitors from marketing the same or similar products or limit the length of term of patent protection that NeuBase may have for its products.

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Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and NeuBase’s patent protection for licensed patents, licensed pending patent applications and potential future patent applications and patents could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or patent applications will be due to be paid to the U.S. Patent and Trademark Office (“USPTO”) and various governmental patent agencies outside of the U.S. in several stages over the lifetime of the applicable patent and/or patent application. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If this occurs with respect to NeuBase’s in-licensed patents or patent applications NeuBase may file in the future, NeuBase’s competitors might be able to use its technologies, which would have a material adverse effect on NeuBase’s business, financial condition and results of operations.

The patent positions of pharmaceutical products are often complex and uncertain. The breadth of claims allowed in pharmaceutical patents in the U.S. and many jurisdictions outside of the U.S. is not consistent. For example, in many jurisdictions, the support standards for pharmaceutical patents are becoming increasingly strict. Some countries prohibit method of treatment claims in patents. Changes in either the patent laws or interpretations of patent laws in the U.S. and other countries may diminish the value of NeuBase’s licensed or owned intellectual property or create uncertainty. In addition, publication of information related to NeuBase’s current product candidates and potential products may prevent NeuBase from obtaining or enforcing patents relating to these product candidates and potential products, including without limitation composition-of-matter patents, which are generally believed to offer the strongest patent protection.

Patents that NeuBase currently licenses and patents that NeuBase may own or license in the future do not necessarily ensure the protection of NeuBase’s licensed or owned intellectual property for a number of reasons, including, without limitation, the following:

●	the patents may not be broad or strong enough to prevent competition from other products that are identical or similar to NeuBase’s product candidates;

●	there can be no assurance that the term of a patent can be extended under the provisions of patent term extensions afforded by U.S. law or similar provisions in foreign countries, where available;

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●	the issued patents and patents that NeuBase may obtain or license in the future may not prevent generic entry into the market for NeuBase’s product candidates;

●	NeuBase, or third parties from whom NeuBase in-licenses or may license patents, may be required to disclaim part of the term of one or more patents;

●	there may be prior art of which NeuBase is not aware that may affect the validity or enforceability of a patent claim;

●	there may be prior art of which NeuBase is aware, which NeuBase does not believe affects the validity or enforceability of a patent claim, but which, nonetheless, ultimately may be found to affect the validity or enforceability of a patent claim;

●	there may be other patents issued to others that will affect NeuBase’s freedom to operate;

●	if the patents are challenged, a court could determine that they are invalid or unenforceable;

●	there might be a significant change in the law that governs patentability, validity and infringement of NeuBase’s licensed patents or any future patents NeuBase may own that adversely affects the scope of NeuBase’s patent rights;

●	a court could determine that a competitor’s technology or product does not infringe NeuBase’s licensed patents or any future patents NeuBase may own; and

●	the patents could irretrievably lapse due to failure to pay fees or otherwise comply with regulations or could be subject to compulsory licensing.

If NeuBase encounters delays in NeuBase’s development or clinical trials, the period of time during which NeuBase could market its potential products under patent protection would be reduced.

NeuBase’s competitors may be able to circumvent its licensed patents or future patents NeuBase may own by developing similar or alternative technologies or products in a non-infringing manner. NeuBase’s competitors may seek to market generic versions of any approved products by submitting abbreviated new drug applications to the FDA in which NeuBase’s competitors claim that NeuBase’s licensed patents or any future patents NeuBase may own are invalid, unenforceable or not infringed. Alternatively, NeuBase’s competitors may seek approval to market their own products similar to or otherwise competitive with NeuBase’s products. In these circumstances, NeuBase may need to defend or assert NeuBase’s licensed patents or any future patents NeuBase may own, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find NeuBase’s licensed patents or any future patents NeuBase may own invalid or unenforceable. NeuBase may also fail to identify patentable aspects of its research and development before it is too late to obtain patent protection. Even if NeuBase owns or in-licenses valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve NeuBase’s business objectives.

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The issuance of a patent is not conclusive as to its inventorship, scope, ownership, priority, validity or enforceability. In this regard, third parties may challenge NeuBase’s licensed patents or any future patents NeuBase may own in the courts or patent offices in the U.S. and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit NeuBase’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of NeuBase’s technology and potential products. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized.

NeuBase may infringe the intellectual property rights of others, which may prevent or delay its drug development efforts and prevent NeuBase from commercializing or increase the costs of commercializing NeuBase’s products.

NeuBase’s commercial success depends significantly on NeuBase’s ability to operate without infringing the patents and other intellectual property rights of third parties. For example, there could be issued patents of which NeuBase is not aware that NeuBase’s current or potential future product candidates infringe. There also could be patents that NeuBase believes NeuBase does not infringe, but that NeuBase may ultimately be found to infringe. NeuBase has licensed intellectual property from Carnegie Mellon University under the License Agreement, and prior generation intellectual property was licensed to other entities. Such intellectual property, in conjunction with further developed technologies for gene editing therapies using such intellectual property, may overlap with NeuBase’s own intellectual property.

Furthermore, because the nucleic acid therapeutics intellectual property landscape is still evolving and NeuBase’s product candidates have not been through clinical trials or commercialized, it is difficult to conclusively assess NeuBase’s freedom to operate without infringing third party rights. There are numerous companies that have pending patent applications and issued patents directed to certain aspects of nucleic acid therapeutics. NeuBase is aware of third party competitors in the oligonucleotide therapeutics space, whose patent filings and/or issued patents may include claims directed to targets and/or products related to some of NeuBase’s programs. It is possible that at the time that NeuBase commercializes its products these third-party patent portfolios may include issued patent claims that cover NeuBase’s products or critical features of their production or use. NeuBase’s competitive position may suffer if patents issued to third parties or other third party intellectual property rights cover, or may be alleged to cover, NeuBase’s products or elements thereof, or methods of manufacture or use relevant to NeuBase’s development plans. In such cases, NeuBase may not be in a position to develop or commercialize product candidates unless NeuBase successfully pursues litigation to nullify or invalidate the third party intellectual property right concerned or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms.

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Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which NeuBase is unaware that may later result in issued patents that NeuBase’s product candidates or potential products infringe. For example, pending applications may exist that claim or can be amended to claim subject matter that NeuBase’s product candidates or potential products infringe. Competitors may file continuing patent applications claiming priority to already issued patents in the form of continuation, divisional, or continuation-in-part applications, in order to maintain the pendency of a patent family and attempt to cover NeuBase’s product candidates.

Third parties may assert that NeuBase is employing their proprietary technology without authorization and may sue NeuBase for patent or other intellectual property infringement. These lawsuits are costly and could adversely affect NeuBase’s business, financial condition and results of operations and divert the attention of managerial and scientific personnel. If NeuBase is sued for patent infringement, NeuBase would need to demonstrate that its product candidates, potential products or methods either do not infringe the claims of the relevant patent or that the patent claims are invalid, and NeuBase may not be able to do this. Proving invalidity is difficult. For example, in the U.S., proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if NeuBase is successful in these proceedings, NeuBase may incur substantial costs and the time and attention of NeuBase’s management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on NeuBase. In addition, NeuBase may not have sufficient resources to bring these actions to a successful conclusion. If a court holds that any third-party patents are valid, enforceable and cover NeuBase’s products or their use, the holders of any of these patents may be able to block NeuBase’s ability to commercialize its products unless it acquires or obtains a license under the applicable patents or until the patents expire.

NeuBase may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost or on reasonable terms. Any inability to secure licenses or alternative technology could result in delays in the introduction of NeuBase’s products or lead to prohibition of the manufacture or sale of products by NeuBase. Even if NeuBase is able to obtain a license, it may be non-exclusive, thereby giving NeuBase’s competitors access to the same technologies licensed to NeuBase. NeuBase could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, in any such proceeding or litigation, NeuBase could be found liable for monetary damages, including treble damages and attorneys’ fees, if NeuBase is found to have willfully infringed a patent. A finding of infringement could prevent NeuBase from commercializing its product candidates or force NeuBase to cease some of its business operations, which could materially and adversely affect NeuBase’s business, financial condition and results of operations. Any claims by third parties that NeuBase has misappropriated their confidential information or trade secrets could have a similar material and adverse effect on NeuBase’s business, financial condition and results of operations. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on NeuBase’s ability to raise the funds necessary to continue NeuBase’s operations.

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Any claims or lawsuits relating to infringement of intellectual property rights brought by or against NeuBase will be costly and time consuming and may adversely affect its business, financial condition and results of operations.

NeuBase may be required to initiate litigation to enforce or defend its licensed and owned intellectual property. Lawsuits to protect NeuBase’s intellectual property rights can be very time consuming and costly. There is a substantial amount of litigation involving patent and other intellectual property rights in the pharmaceutical industry generally. Such litigation or proceedings could substantially increase NeuBase’s operating expenses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

In any infringement litigation, any award of monetary damages NeuBase receives may not be commercially valuable. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of NeuBase’s confidential information could be compromised by disclosure during litigation. Moreover, there can be no assurance that NeuBase will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are resolved. Further, any claims NeuBase asserts against a perceived infringer could provoke these parties to assert counterclaims against NeuBase alleging that NeuBase has infringed their patents. Some of NeuBase’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than NeuBase can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on NeuBase’s ability to compete in the marketplace.

In addition, NeuBase’s licensed patents and patent applications, and patents and patent applications that NeuBase may apply for, own or license in the future, could face other challenges, such as interference proceedings, opposition proceedings, re-examination proceedings and other forms of post-grant review. Any of these challenges, if successful, could result in the invalidation of, or in a narrowing of the scope of, any of NeuBase’s licensed patents and patent applications and patents and patent applications that NeuBase may apply for, own or license in the future subject to challenge. Any of these challenges, regardless of their success, would likely be time consuming and expensive to defend and resolve and would divert NeuBase’s management and scientific personnel’s time and attention.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing NeuBase’s ability to protect NeuBase’s product candidates or potential products.

As is the case with other pharmaceutical companies, NeuBase’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involves both technological and legal complexity and is costly, time-consuming and inherently uncertain. For example, the U.S. previously enacted and is currently implementing wide-ranging patent reform legislation. Specifically, on September 16, 2011, the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) was signed into law and included a number of significant changes to U.S. patent law, and many of the provisions became effective in March 2013. However, it may take the courts years to interpret the provisions of the Leahy-Smith Act, and the implementation of the statute could increase the uncertainties and costs surrounding the prosecution of NeuBase’s licensed and future patent applications and the enforcement or defense of NeuBase’s licensed and future patents, all of which could have a material adverse effect on NeuBase’s business, financial condition and results of operations.

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In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. The recent decision by the U.S. Supreme Court in Association for Molecular Pathology v. Myriad Genetics, Inc. precludes a claim to a nucleic acid having a stated nucleotide sequence which is identical to a sequence found in nature and unmodified. NeuBase currently is not aware of an immediate impact of this decision on NeuBase’s patents or patent applications which contain modifications that NeuBase believes are not found in nature. However, this decision has yet to be clearly interpreted by courts and by the USPTO. NeuBase cannot make assurances that the interpretations of this decision or subsequent rulings will not adversely impact NeuBase’s patents or patent applications. In addition to increasing uncertainty with regard to NeuBase’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken NeuBase’s ability to obtain new patents or to enforce patents that NeuBase might obtain in the future.

NeuBase may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates throughout the world would be prohibitively expensive. Competitors may use NeuBase’s licensed and owned technologies in jurisdictions where NeuBase has not licensed or obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where NeuBase may obtain or license patent protection, but where patent enforcement is not as strong as that in the U.S. These products may compete with NeuBase’s products in jurisdictions where NeuBase does not have any issued or licensed patents, and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals, which could make it difficult for NeuBase to stop the infringement of NeuBase’s licensed patents and future patents NeuBase may own, or marketing of competing products in violation of NeuBase’s proprietary rights generally. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the U.S. As a result, NeuBase may encounter significant problems in protecting and defending its licensed and owned intellectual property both in the U.S. and abroad. For example, China currently affords less protection to a company’s intellectual property than some other jurisdictions. As such, the lack of strong patent and other intellectual property protection in China may significantly increase NeuBase’s vulnerability regarding unauthorized disclosure or use of its intellectual property and undermine its competitive position. Proceedings to enforce NeuBase’s future patent rights, if any, in foreign jurisdictions could result in substantial cost and divert its efforts and attention from other aspects of NeuBase’s business.

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NeuBase may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect NeuBase’s proprietary and licensed technology and processes, NeuBase relies in part on confidentiality agreements with its corporate partners, employees, consultants, manufacturers, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of NeuBase’s confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover NeuBase’s trade secrets and proprietary information. Failure to obtain or maintain trade secret protection could adversely affect NeuBase’s competitive business position.

NeuBase may be subject to claims that NeuBase’s employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

NeuBase expects to employ individuals who were previously employed at other pharmaceutical companies. Although NeuBase has no knowledge of any such claims against NeuBase, NeuBase may be subject to claims that it or its employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of NeuBase’s employees’ former employers or other third parties. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and even if NeuBase is successful, litigation could result in substantial cost and be a distraction to NeuBase’s management and other employees.

NeuBase may be subject to claims challenging the inventorship of its licensed patents, any future patents NeuBase may own and other intellectual property.

Although NeuBase is not currently experiencing any claims challenging the inventorship of its licensed patents or NeuBase’s licensed or owned intellectual property, NeuBase may in the future be subject to claims that former employees, collaborators or other third parties have an interest in NeuBase’s licensed patents or other licensed or owned intellectual property as an inventor or co-inventor. For example, NeuBase may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing NeuBase’s product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If NeuBase fails in defending any such claims, in addition to paying monetary damages, NeuBase may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on NeuBase’s business, financial condition and results of operations. Even if NeuBase is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

If NeuBase does not obtain additional protection under the Hatch-Waxman Amendments and similar foreign legislation extending the terms of NeuBase’s licensed patents and any future patents NeuBase may own, NeuBase’s business, financial condition and results of operations may be materially and adversely affected.

Depending upon the timing, duration and specifics of FDA regulatory approval for NeuBase’s product candidates, one or more of its licensed U.S. patents or future U.S. patents that NeuBase may license or own may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during drug development and the FDA regulatory review process. This period is generally one-half the time between the effective date of an investigational new drug application (“IND”) (falling after issuance of the patent), and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Patent term restorations, however, cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval by the FDA.

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The application for patent term extension is subject to approval by the USPTO, in conjunction with the FDA. It takes at least six months to obtain approval of the application for patent term extension. NeuBase may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than NeuBase requests. If NeuBase is unable to obtain patent term extension or restoration or the term of any such extension is less than NeuBase requests, the period during which NeuBase will have the right to exclusively market its product will be shortened and NeuBase’s competitors may obtain earlier approval of competing products, and NeuBase’s ability to generate revenues could be materially adversely affected.

Risks Related to Government Regulation of NeuBase

NeuBase is very early in its development efforts. All of its product candidates are still in preclinical development. If NeuBase is unable to advance its product candidates to clinical development, obtain regulatory approval and ultimately commercialize its product candidates or experience significant delays in doing so, its business will be materially harmed.

NeuBase is very early in its development efforts, and all of its product candidates are still in preclinical development. NeuBase has invested substantially all of its efforts and financial resources in the identification and preclinical development of ASOs, including the development program for the treatment of Huntington’s Disease. NeuBase’s ability to generate product revenues, which it does not expect will occur for many years, if ever, will depend on the successful development and eventual commercialization of its product candidates, which may never occur. NeuBase currently generates no revenue from sales of any products, and it may never be able to develop or commercialize a marketable product. In addition, certain of NeuBase’s product candidate development programs contemplate the development of companion diagnostics, which are assays or tests to identify an appropriate patient population. Companion diagnostics are subject to regulation as medical devices and must themselves be approved for marketing by the FDA or certain other foreign regulatory agencies before NeuBase may commercialize its products. The success of its product candidates will depend on several factors, including the following:

●	successful completion of preclinical studies;

●	approval of INDs for NeuBase’s planned clinical trials or future clinical trials;

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●	successful enrollment in, and completion of, clinical trials;

●	successful development of companion diagnostics for use with certain of NeuBase’s product candidates;

●	receipt of regulatory approvals from applicable regulatory authorities;

●	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers for clinical supply and commercial manufacturing;

●	obtaining and maintaining patent and trade secret protection or regulatory exclusivity for NeuBase’s product candidates;

●	launching commercial sales of NeuBase’s product candidates, if and when approved, whether alone or in collaboration with others;

●	acceptance of the product candidates, if and when approved, by patients, the medical community and third-party payors;

●	effectively competing with other therapies;

●	obtaining and maintaining third-party insurance coverage and adequate reimbursement;

●	enforcing and defending intellectual property rights and claims; and

●	maintaining a continued acceptable safety profile of the product candidates following approval.

If NeuBase does not achieve one or more of these factors in a timely manner or at all, it could experience significant delays or an inability to successfully commercialize its product candidates, which would materially harm its business. If NeuBase does not receive regulatory approvals for its product candidates, NeuBase may not be able to continue its operations.

Furthermore, the FDA has relatively limited experience with nucleic acid therapeutics, which may increase the complexity, uncertainty and length of the regulatory review process for NeuBase’s product candidates. To date, the FDA has approved few nucleic acid therapeutics for marketing and commercialization, and the FDA and its foreign counterparts have not yet established any definitive policies, practices or guidelines specifically in relation to these drugs. The lack of policies, practices or guidelines specific to nucleic acid therapeutics may hinder or slow review by the FDA of any regulatory filings that NeuBase may submit. Moreover, the FDA may respond to these submissions by defining requirements NeuBase may not have anticipated. Such responses could lead to significant delays in the development of NeuBase’s product candidates. In addition, because there may be approved treatments for some of the diseases for which NeuBase may seek approval, in order to receive regulatory approval, NeuBase may need to demonstrate through clinical trials that the product candidates NeuBase develops to treat these diseases, if any, are not only safe and effective, but safer or more effective than existing products. Furthermore, in recent years, there has been increased public and political pressure on the FDA with respect to the approval process for new drugs, and the FDA’s standards, especially regarding drug safety, appear to have become more stringent. As a result of the foregoing factors, NeuBase may never receive regulatory approval to market and commercialize any product candidate.

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Preclinical and clinical trials are expensive, time-consuming and difficult to design and implement, and involve uncertain outcomes. Furthermore, results of earlier preclinical studies and clinical trials may not be predictive of results of future preclinical studies or clinical trials.

All of NeuBase’s product candidates are still in the preclinical stage, and their risk of failure is high. Before NeuBase can commence clinical trials for a product candidate, it must complete extensive preclinical testing and studies that support NeuBase’s planned INDs in the U.S., or similar applications in other jurisdictions. NeuBase cannot be certain of the timely completion or outcome of its preclinical testing and studies and cannot predict if the FDA or other regulatory authorities will accept NeuBase’s proposed clinical programs or if the outcome of NeuBase’s preclinical testing and studies will ultimately support the further development of its programs. It is also impossible to predict when or if any of NeuBase’s product candidates will complete clinical trials evaluating their safety and effectiveness in humans or will receive regulatory approval. To obtain the requisite regulatory approvals to market and sell any of NeuBase’s product candidates, NeuBase must demonstrate through extensive preclinical studies and clinical trials that its product candidates are safe and effective in humans for use in each target indication. To date, NeuBase has never advanced a product candidate into a clinical trial. Preclinical and clinical testing is expensive and can take many years to complete, and the outcome is inherently uncertain. Failure can occur at any time during the preclinical or clinical trial process. NeuBase’s preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect its ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all, which would have an adverse effect on its business.

Additionally, the results of preclinical studies and future clinical trials of product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy results despite having progressed through preclinical studies and initial clinical trials. Many companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to adverse safety profiles or lack of efficacy, notwithstanding promising results in earlier studies. Similarly, NeuBase’s future clinical trial results may not be successful for these or other reasons.

This product candidate development risk is heightened by any changes in the anticipated clinical trials compared to the completed clinical trials. As product candidates are developed from preclinical through early to late stage clinical trials towards approval and commercialization, it is customary that various aspects of the development program, such as manufacturing and methods of administration, are altered along the way in an effort to optimize processes and results. While these types of changes are common and are intended to optimize the product candidates for late stage clinical trials, approval and commercialization, such changes carry the risk that they will not achieve these intended objectives.

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Any of these changes could make the results of NeuBase’s anticipated clinical trials or other future clinical trials NeuBase may initiate less predictable and could cause NeuBase’s product candidates to perform differently, including causing toxicities, which could delay completion of NeuBase’s clinical trials, delay approval of its product candidates, and/or jeopardize NeuBase’s ability to commence product sales and generate revenues.

NeuBase may rely on third parties to conduct investigator-sponsored clinical trials of NeuBase’s product candidates. Any failure by a third party to meet its obligations with respect to the clinical development of NeuBase’s product candidates may delay or impair its ability to obtain regulatory approval for other product candidates.

NeuBase may rely on academic and private non-academic institutions to conduct and sponsor clinical trials relating to its product candidates. NeuBase will not control the design or conduct of the investigator-sponsored trials, and it is possible that the FDA or non-U.S. regulatory authorities will not view these investigator-sponsored trials as providing adequate support for future clinical trials, whether controlled by NeuBase or third parties, for any one or more reasons, including elements of the design or execution of the trials or safety concerns or other trial results.

Such arrangements will likely provide NeuBase certain information rights with respect to the investigator-sponsored trials, including access to and the ability to use and reference the data, including for NeuBase’s own regulatory filings, resulting from the investigator-sponsored trials. However, NeuBase would not have control over the timing and reporting of the data from investigator-sponsored trials, nor would NeuBase own the data from the investigator-sponsored trials. If NeuBase is unable to confirm or replicate the results from the investigator-sponsored trials or if negative results are obtained, NeuBase would likely be further delayed or prevented from advancing further clinical development of its product candidates. Further, if investigators or institutions breach their obligations with respect to the clinical development of NeuBase’s product candidates, or if the data proves to be inadequate compared to the first-hand knowledge NeuBase might have gained had the investigator-sponsored trials been sponsored and conducted by NeuBase, then NeuBase’s ability to design and conduct any future clinical trials itself may be adversely affected.

Additionally, the FDA or non-U.S. regulatory authorities may disagree with the sufficiency of NeuBase’s right of reference to the preclinical, manufacturing or clinical data generated by these investigator-sponsored trials, or its interpretation of preclinical, manufacturing or clinical data from these investigator-sponsored trials. If so, the FDA or other non-U.S. regulatory authorities may require NeuBase to obtain and submit additional preclinical, manufacturing, or clinical data before NeuBase may initiate its anticipated trials and/or may not accept such additional data as adequate to initiate its anticipated trials.

NeuBase’s product candidates may cause undesirable side effects that could delay or prevent their regulatory approval or commercialization or have other significant adverse implications on NeuBase’s business, financial condition and results of operations.

Undesirable side effects observed in preclinical studies or in clinical trials with NeuBase’s product candidates could interrupt, delay or halt their development and could result in the denial of regulatory approval by the FDA, the EMA or comparable foreign authorities for any or all targeted indications or adversely affect the marketability of any such product candidates that receive regulatory approval. In turn, this could eliminate or limit NeuBase’s ability to commercialize its product candidates.

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NeuBase’s product candidates may exhibit adverse effects in preclinical toxicology studies and adverse interactions with other drugs. There are also risks associated with additional requirements the FDA, the EMA or comparable foreign authorities may impose for marketing approval with regard to a particular disease.

NeuBase’s product candidates may require a risk management program that could include patient and healthcare provider education, usage guidelines, appropriate promotional activities, a post-marketing observational study, and ongoing safety and reporting mechanisms, among other requirements. Prescribing could be limited to physician specialists or physicians trained in the use of the drug, or could be limited to a more restricted patient population. Any risk management program required for approval of NeuBase’s product candidates could potentially have an adverse effect on NeuBase’s business, financial condition and results of operations.

Undesirable side effects involving NeuBase’s product candidates may have other significant adverse implications on NeuBase’s business, financial condition and results of operations. For example:

●	NeuBase may be unable to obtain additional financing on acceptable terms, if at all;

●	NeuBase’s collaborators may terminate any development agreements covering these product candidates;

●	if any development agreements are terminated, NeuBase may determine not to further develop the affected product candidates due to resource constraints and may not be able to establish additional collaborations for their further development on acceptable terms, if at all;

●	if NeuBase were to later continue the development of these product candidates and receive regulatory approval, earlier findings may significantly limit their marketability and thus significantly lower NeuBase’s potential future revenues from their commercialization;

●	NeuBase may be subject to product liability or stockholder litigation; and

●	NeuBase may be unable to attract and retain key employees.

In addition, if any of NeuBase’s product candidates receive marketing approval and NeuBase or others later identify undesirable side effects caused by the product:

●	regulatory authorities may withdraw their approval of the product, or NeuBase or NeuBase’s partners may decide to cease marketing and sale of the product voluntarily;

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●	NeuBase may be required to change the way the product is administered, conduct additional preclinical studies or additional clinical trials after initial clinical trials regarding the product, change the labeling of the product, or change the product’s manufacturing facilities; and

●	NeuBase’s reputation may suffer.

Any of these events could prevent NeuBase from achieving or maintaining market acceptance of the affected product and could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent NeuBase from generating significant revenues from the sale of the product.

Delays in the commencement or completion of clinical trials could result in increased costs to NeuBase and delay NeuBase’s ability to establish strategic collaborations.

Delays in the commencement or completion of clinical trials could significantly impact NeuBase’s drug development costs. NeuBase does not know whether anticipated clinical trials will begin on time or be completed on schedule, if at all. The commencement of clinical trials can be delayed for a variety of reasons, including, but not limited to, delays related to:

●	obtaining regulatory approval to commence one or more clinical trials;

●	reaching agreement on acceptable terms with prospective third-party contract research organizations (“CROs”) and clinical trial sites;

●	manufacturing sufficient quantities of a product candidate or other materials necessary to conduct clinical trials;

●	obtaining institutional review board approval to conduct one or more clinical trials at a prospective site;

●	recruiting and enrolling patients to participate in one or more clinical trials; and

●	the failure of NeuBase’s collaborators to adequately resource NeuBase’s product candidates due to their focus on other programs or as a result of general market conditions.

In addition, once a clinical trial has begun, it may be suspended or terminated by NeuBase, NeuBase’s collaborators, the institutional review boards or data safety monitoring boards charged with overseeing NeuBase’s clinical trials, the FDA, the EMA or comparable foreign authorities due to a number of factors, including:

●	failure to conduct the clinical trial in accordance with regulatory requirements or clinical protocols;

●	inspection of the clinical trial operations or clinical trial site by the FDA, the EMA or comparable foreign authorities resulting in the imposition of a clinical hold;

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●	unforeseen safety issues;

●	lack of adequate funding to continue the clinical trials; and

●	lack of patient enrollment in clinical studies.

If NeuBase experiences delays in the completion or termination of any clinical trial of its product candidates, the commercial prospects of NeuBase’s product candidates will be harmed, and NeuBase’s ability to commence product sales and generate product revenues from any of NeuBase’s product candidates will be delayed. In addition, any delays in completing NeuBase’s clinical trials will increase NeuBase’s costs and slow down its product candidate development and approval process. Delays in completing NeuBase’s clinical trials could also allow NeuBase’s competitors to obtain marketing approval before NeuBase does or shorten the patent protection period during which NeuBase may have the exclusive right to commercialize its product candidates. Any of these occurrences may harm NeuBase’s business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of NeuBase’s product candidates.

If NeuBase experiences delays in the enrollment of patients in its clinical trials, NeuBase’s receipt of necessary regulatory approvals could be delayed or prevented.

NeuBase may not be able to initiate or continue clinical trials for NeuBase’s product candidates if NeuBase is unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or other regulatory authorities. Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications NeuBase is investigating.

If NeuBase fails to enroll and maintain the number of patients for which the clinical trial was designed, the statistical power of that clinical trial may be reduced, which would make it harder to demonstrate that the product candidate being tested in such clinical trial is safe and effective. Additionally, enrollment delays in NeuBase’s clinical trials may result in increased development costs for NeuBase’s product candidates, which would cause the value of NeuBase to decline and limit its ability to obtain additional financing. NeuBase’s inability to enroll a sufficient number of patients for any of its future clinical trials would result in significant delays or may require NeuBase to abandon one or more clinical trials altogether.

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NeuBase intends to rely on third parties to conduct its preclinical studies and clinical trials and perform other tasks. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with regulatory requirements, NeuBase may not be able to obtain regulatory approval for or commercialize its product candidates and its business, financial condition and results of operations could be substantially harmed.

NeuBase intends to rely upon third-party CROs, medical institutions, clinical investigators and contract laboratories to monitor and manage data for NeuBase’s ongoing preclinical and anticipated clinical programs. Nevertheless, NeuBase maintains responsibility for ensuring that each of NeuBase’s preclinical studies are, and anticipated clinical studies will be, conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards and NeuBase’s reliance on these third parties does not relieve NeuBase of its regulatory responsibilities. NeuBase and its CROs and other vendors are required to comply with current requirements on good manufacturing practices (“cGMP”), good clinical practices (“GCP”) and good laboratory practices (“GLP”), which are a collection of laws and regulations enforced by the FDA, the EMA and comparable foreign authorities for all of NeuBase’s product candidates in clinical development. Regulatory authorities enforce these regulations through periodic inspections of preclinical study and clinical trial sponsors, principal investigators, preclinical study and clinical trial sites, and other contractors. If NeuBase or any of its CROs or vendors fails to comply with applicable regulations, the data generated in NeuBase’s preclinical studies and clinical trials may be deemed unreliable and the FDA, the EMA or comparable foreign authorities may require NeuBase to perform additional preclinical studies and clinical trials before approving NeuBase’s marketing applications. NeuBase cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of NeuBase’s clinical trials comply with GCP regulations. In addition, NeuBase’s clinical trials must be conducted with products produced consistent with cGMP regulations. NeuBase’s failure to comply with these regulations may require it to repeat clinical trials, which would delay the development and regulatory approval processes.

NeuBase may also not be able to enter into arrangements with CROs on commercially reasonable terms, or at all. In addition, NeuBase’s CROs will not be NeuBase’s employees, and except for remedies available to NeuBase under its agreements with such CROs, NeuBase will not be able to control whether or not they devote sufficient time and resources to NeuBase’s ongoing preclinical and clinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to NeuBase’s protocols, regulatory requirements, or for other reasons, NeuBase’s clinical trials may be extended, delayed or terminated and NeuBase may not be able to obtain regulatory approval for or successfully commercialize NeuBase’s product candidates. CROs may also generate higher costs than anticipated. As a result, NeuBase’s business, financial condition and results of operations and the commercial prospects for NeuBase’s product candidates could be materially and adversely affected, its costs could increase, and its ability to generate revenue could be delayed.

Switching or adding additional CROs, medical institutions, clinical investigators or contract laboratories involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work replacing a previous CRO. As a result, delays occur, which can materially impact NeuBase’s ability to meet its desired development timelines. There can be no assurance that NeuBase will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse effect on NeuBase’s business, financial condition or results of operations.

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NeuBase’s product candidates are subject to extensive regulation under the FDA, the EMA or comparable foreign authorities, which can be costly and time consuming, cause unanticipated delays or prevent the receipt of the required approvals to commercialize NeuBase’s product candidates.

The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution of NeuBase’s product candidates are subject to extensive regulation by the FDA and other U.S. regulatory agencies, the EMA or comparable authorities in foreign markets. In the U.S., neither NeuBase nor NeuBase’s collaborators are permitted to market NeuBase’s product candidates until NeuBase or NeuBase’s collaborators receive approval of a new drug application (“NDA”) from the FDA or receive similar approvals abroad. The process of obtaining these approvals is expensive, often takes many years, and can vary substantially based upon the type, complexity and novelty of the product candidates involved. Approval policies or regulations may change and may be influenced by the results of other similar or competitive products, making it more difficult for NeuBase to achieve such approval in a timely manner or at all. Any guidance that may result from recent FDA advisory panel discussions may make it more expensive to develop and commercialize such product candidates. In addition, as a company, NeuBase has not previously filed NDAs with the FDA or filed similar applications with other foreign regulatory agencies. This lack of experience may impede NeuBase’s ability to obtain FDA or other foreign regulatory agency approval in a timely manner, if at all, for NeuBase’s product candidates for which development and commercialization is NeuBase’s responsibility.

Despite the time and expense invested, regulatory approval is never guaranteed. The FDA, the EMA or comparable foreign authorities can delay, limit or deny approval of a product candidate for many reasons, including:

●	a product candidate may not be deemed safe or effective;

●	agency officials of the FDA, the EMA or comparable foreign authorities may not find the data from non-clinical or preclinical studies and clinical trials generated during development to be sufficient;

●	the FDA, the EMA or comparable foreign authorities may not approve NeuBase’s third-party manufacturers’ processes or facilities; or

●	the FDA, the EMA or a comparable foreign authority may change its approval policies or adopt new regulations.

NeuBase’s inability to obtain these approvals would prevent NeuBase from commercializing its product candidates.

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The FDA, the NIH and the EMA have demonstrated caution in their regulation of gene therapy treatments, and ethical and legal concerns about gene therapy and genetic testing may result in additional regulations or restrictions on the development and commercialization of NeuBase’s product candidates, which may be difficult to predict.

The FDA, NIH and the EMA have each expressed interest in further regulating biotechnology, including gene therapy and genetic testing. For example, the EMA advocates a risk-based approach to the development of a gene therapy product. Agencies at both the federal and state level in the United States, as well as U.S. congressional committees and other governments or governing agencies, have also expressed interest in further regulating the biotechnology industry. Such action may delay or prevent commercialization of some or all of NeuBase’s product candidates.

Regulatory requirements in the U.S. and in other jurisdictions governing gene therapy products have changed frequently and may continue to change in the future. The FDA established the Office of Cellular, Tissue and Gene Therapies within its Center for Biologics Evaluation and Research to consolidate the review of gene therapy and related products, and established the Cellular, Tissue and Gene Therapies Advisory Committee to advise this review. Prior to submitting an IND, NeuBase’s human clinical trials will be subject to review by the NIH Office of Biotechnology Activities (“OBA”) Recombinant DNA Advisory Committee (the “RAC”). Following an initial review, RAC members make a recommendation as to whether the protocol raises important scientific, safety, medical, ethical or social issues that warrant in-depth discussion at the RAC’s quarterly meetings. Even though the FDA decides whether individual gene therapy protocols may proceed under an IND, the RAC’s recommendations are shared with the FDA and the RAC public review process, if undertaken, can delay the initiation of a clinical trial, even if the FDA has reviewed the trial design and details and has not objected to its initiation or has notified the sponsor that the study may begin. Conversely, the FDA can put an IND on a clinical hold even if the RAC has provided a favorable review or has recommended against an in-depth, public review. Moreover, under guidelines published by the NIH, patient enrollment in NeuBase’s future gene silencing clinical trials cannot begin until the investigator for such clinical trial has received a letter from the OBA indicating that the RAC review process has been completed; and Institutional Biosafety Committee, or IBC, approval as well as all other applicable regulatory authorizations have been obtained. In addition to the government regulators, the IBC and institutional review board (“IRB”) of each institution at which NeuBase will conduct clinical trials of its product candidates, or a central IRB if appropriate, would need to review the proposed clinical trial to assess the safety of the trial. In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of any of NeuBase’s product candidates. Similarly, the EMA governs the development of gene therapies in the European Union and may issue new guidelines concerning the development and marketing authorization for gene therapy products and require that NeuBase complies with these new guidelines. These regulatory review agencies and committees and the new requirements or guidelines they promulgate may lengthen the regulatory review process, require NeuBase to perform additional studies or trials, increase NeuBase’s development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of NeuBase’s product candidates or lead to significant post-approval limitations or restrictions. As NeuBase advances its product candidates, NeuBase will be required to consult with these regulatory agencies and committees and comply with applicable requirements and guidelines. If NeuBase fails to do so, it may be required to delay or discontinue development of such product candidates. These additional processes may result in a review and approval process that is longer than NeuBase otherwise would have expected. Delays as a result of an increased or lengthier regulatory approval process or further restrictions on the development of NeuBase’s product candidates can be costly and could negatively impact NeuBase’s or its collaborators’ ability to complete clinical trials and commercialize NeuBase’s current and future product candidates in a timely manner, if at all.

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Even if NeuBase’s product candidates receive regulatory approval in the U.S., it may never receive approval or commercialize NeuBase’s products outside of the U.S.

In order to market any products outside of the U.S., NeuBase must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the U.S. as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay seeking or obtaining such approval would impair NeuBase’s ability to develop foreign markets for its product candidates.

Even if any of NeuBase’s product candidates receive regulatory approval, its product candidates may still face future development and regulatory difficulties.

If any of NeuBase’s product candidates receive regulatory approval, the FDA, the EMA or comparable foreign authorities may still impose significant restrictions on the indicated uses or marketing of the product candidates or impose ongoing requirements for potentially costly post-approval studies and trials. In addition, regulatory agencies subject a product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. If a regulatory agency discovers previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, NeuBase’s collaborators or NeuBase, including requiring withdrawal of the product from the market. NeuBase’s product candidates will also be subject to ongoing FDA, EMA or comparable foreign authorities’ requirements for the labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information on the drug. If NeuBase’s product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

●	issue warning letters or other notices of possible violations;

●	impose civil or criminal penalties or fines or seek disgorgement of revenue or profits;

●	suspend any ongoing clinical trials;

●	refuse to approve pending applications or supplements to approved applications filed by NeuBase or NeuBase’s collaborators;

●	withdraw any regulatory approvals;

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●	impose restrictions on operations, including costly new manufacturing requirements, or shut down NeuBase’s manufacturing operations; or

●	seize or detain products or require a product recall.

The FDA, the EMA and comparable foreign authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses.

The FDA, the EMA and comparable foreign authorities strictly regulate the promotional claims that may be made about prescription products, such as NeuBase’s product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA, the EMA or comparable foreign authorities as reflected in the product’s approved labeling. If NeuBase receives marketing approval for its product candidates for NeuBase’s proposed indications, physicians may nevertheless use NeuBase’s products for their patients in a manner that is inconsistent with the approved label, if the physicians personally believe in their professional medical judgment that NeuBase’s products could be used in such manner. However, if NeuBase is found to have promoted its products for any off-label uses, the federal government could levy civil, criminal or administrative penalties, and seek fines against NeuBase. Such enforcement has become more common in the industry. The FDA, the EMA or comparable foreign authorities could also request that NeuBase enter into a consent decree or a corporate integrity agreement, or seek a permanent injunction against NeuBase under which specified promotional conduct is monitored, changed or curtailed. If NeuBase cannot successfully manage the promotion of its product candidates, if approved, NeuBase could become subject to significant liability, which would materially adversely affect NeuBase’s business, financial condition and results of operations.

NeuBase and its potential contract manufacturers are subject to significant regulation with respect to manufacturing NeuBase’s product candidates. The manufacturing facilities on which NeuBase will rely may not continue to meet regulatory requirements.

All entities involved in the preparation of therapeutics for clinical trials or commercial sale, including NeuBase’s potential contract manufacturers for its product candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of NeuBase’s product candidates that may not be detectable in final product testing. NeuBase or its potential contract manufacturers must supply all necessary documentation in support of an NDA or marketing authorization application (“MAA”) on a timely basis and must adhere to GLP and cGMP regulations enforced by the FDA, the EMA or comparable foreign authorities through their facilities inspection program. Some of NeuBase’s potential contract manufacturers may not have produced a commercially approved pharmaceutical product and therefore may not have obtained the requisite regulatory authority approvals to do so. The facilities and quality systems of some or all of NeuBase’s potential third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of NeuBase’s product candidates or any of its other potential products. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of NeuBase’s product candidates or any of NeuBase’s other potential products or the associated quality systems for compliance with the regulations applicable to the activities being conducted. Although NeuBase plans to oversee the contract manufacturers, NeuBase cannot control the manufacturing process of, and will be completely dependent on, NeuBase’s contract manufacturing partners for compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the products may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever.

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The regulatory authorities also may, at any time following approval of a product for sale, audit the manufacturing facilities of NeuBase’s potential third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of NeuBase’s product specifications or applicable regulations occurs independent of such an inspection or audit, NeuBase or the relevant regulatory authority may require remedial measures that may be costly or time consuming for NeuBase or a third party to implement, and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon NeuBase or third parties with whom NeuBase may contract could materially harm NeuBase’s business, financial condition and results of operations.

If NeuBase or any of its potential third-party manufacturers fail to maintain regulatory compliance, the FDA, the EMA or comparable foreign authorities can impose regulatory sanctions including, among other things, refusal to approve a pending application for a product candidate, withdrawal of an approval, or suspension of production. As a result, NeuBase’s business, financial condition and results of operations may be materially and adversely affected.

Additionally, if supply from one manufacturer is interrupted, an alternative manufacturer would need to be qualified through an NDA supplement or MAA variation, or equivalent foreign regulatory filing, which could result in further delay. The regulatory agencies may also require additional studies or trials if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and is likely to result in a delay in NeuBase’s desired clinical and commercial timelines.

These factors could cause NeuBase to incur higher costs and could cause the delay or termination of clinical trials, regulatory submissions, required approvals, or commercialization of NeuBase’s product candidates. Furthermore, if NeuBase’s suppliers fail to meet contractual requirements and NeuBase is unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, NeuBase’s clinical trials may be delayed or NeuBase could lose potential revenue.

Current and future legislation may increase the difficulty and cost of commercializing NeuBase’s product candidates and may affect the prices NeuBase may obtain if NeuBase’s product candidates are approved for commercialization.

In the U.S. and some foreign jurisdictions, there have been a number of adopted and proposed legislative and regulatory changes regarding the healthcare system that could prevent or delay regulatory approval of NeuBase’s product candidates, restrict or regulate post-marketing activities and affect NeuBase’s ability to profitably sell any of NeuBase’s product candidates for which NeuBase obtains regulatory approval.

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In the U.S., the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (“MMA”) changed the way Medicare covers and pays for pharmaceutical products. Cost reduction initiatives and other provisions of this legislation could limit the coverage and reimbursement rate that NeuBase receives for any of its approved products. While the MMA only applies to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively the “ACA”), was enacted. The ACA was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The ACA increased manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate amount for both branded and generic drugs and revised the definition of “average manufacturer price,” (“AMP”), which may also increase the amount of Medicaid drug rebates manufacturers are required to pay to states. The legislation also expanded Medicaid drug rebates and created an alternative rebate formula for certain new formulations of certain existing products that is intended to increase the rebates due on those drugs. The Centers for Medicare & Medicaid Services, which administers the Medicaid Drug Rebate Program, also has proposed to expand Medicaid rebates to the utilization that occurs in the territories of the U.S., such as Puerto Rico and the Virgin Islands. Further, beginning in 2011, the ACA imposed a significant annual fee on companies that manufacture or import branded prescription drug products. Legislative and regulatory proposals have been introduced at both the state and federal level to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products.

There have been recent public announcements by members of the U.S. Congress, President Trump and his administration regarding their plans to repeal and replace the ACA and Medicare. For example, on December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act of 2017, which, among other things, eliminated the individual mandate requiring most Americans (other than those who qualify for a hardship exemption) to carry a minimum level of health coverage, effective January 1, 2019. NeuBase is not sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of NeuBase’s product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject NeuBase to more stringent product labeling and post-marketing approval testing and other requirements.

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Additionally, there has been heightened governmental scrutiny in the U.S. of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Further, the Trump administration released a “Blueprint,” or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The U.S. Department of Health and Human Services has already started the process of soliciting feedback on some of these measures and, at the same, is immediately implementing others under its existing authority. While some proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

NeuBase expects that these and other healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and in additional downward pressure on the price that NeuBase receives for any approved drug. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent NeuBase from being able to generate revenue, attain profitability, or commercialize its drugs.

In Europe, the United Kingdom has indicated its intent to withdraw from the European Union in the future. A significant portion of the regulatory framework in the United Kingdom is derived from the regulations of the European Union, and the EMA is currently located in the United Kingdom. NeuBase cannot predict what consequences the withdrawal of the United Kingdom from the European Union, if it occurs, might have on the regulatory frameworks of the United Kingdom or the European Union, or on NeuBase’s future operations, if any, in these jurisdictions.

Changes in government funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, properly administer drug innovation, or prevent NeuBase’s product candidates from being developed or commercialized, which could negatively impact NeuBase’s business, financial condition and results of operations.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including budget and funding levels, ability to hire and retain key personnel, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

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In December 2016, the 21st Century Cures Act was signed into law. This new legislation is designed to advance medical innovation and empower the FDA with the authority to directly hire positions related to drug and device development and review. However, government proposals to reduce or eliminate budgetary deficits may include reduced allocations to the FDA and other related government agencies. These budgetary pressures may result in a reduced ability by the FDA to perform their respective roles; including the related impact to academic institutions and research laboratories whose funding is fully or partially dependent on both the level and timing of funding from government sources.

Disruptions at the FDA and other agencies may also slow the time necessary for NeuBase’s product candidates to be reviewed or approved by necessary government agencies, which could adversely affect its business, financial condition and results of operations.

NeuBase is subject to “fraud and abuse” and similar laws and regulations, and a failure to comply with such regulations or prevail in any litigation related to noncompliance could harm NeuBase’s business, financial condition and results of operations.

In the U.S., NeuBase is subject to various federal and state healthcare “fraud and abuse” laws, including anti-kickback laws, false claims laws and other laws intended, among other things, to reduce fraud and abuse in federal and state healthcare programs. The federal Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer, or a party acting on its behalf, to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce the referral of business, including the purchase, order or prescription of a particular drug, or other good or service for which payment in whole or in part may be made under a federal healthcare program, such as Medicare or Medicaid. Although NeuBase seeks to structure its business arrangements in compliance with all applicable requirements, these laws are broadly written, and it is often difficult to determine precisely how the law will be applied in specific circumstances. Accordingly, it is possible that NeuBase’s practices may be challenged under the federal Anti-Kickback Statute.

The federal False Claims Act prohibits anyone from, among other things, knowingly presenting or causing to be presented for payment to the government, including the federal healthcare programs, claims for reimbursed drugs or services that are false or fraudulent, claims for items or services that were not provided as claimed, or claims for medically unnecessary items or services. Under the Health Insurance Portability and Accountability Act of 1996, NeuBase is prohibited from knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services to obtain money or property of any healthcare benefit program. Violations of fraud and abuse laws may be punishable by criminal or civil sanctions, including penalties, fines or exclusion or suspension from federal and state healthcare programs such as Medicare and Medicaid and debarment from contracting with the U.S. government. In addition, private individuals have the ability to bring actions on behalf of the government under the federal False Claims Act as well as under the false claims laws of several states.

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Many states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not just governmental payors. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state. There are ambiguities as to what is required to comply with these state requirements and if NeuBase fails to comply with an applicable state law requirement, it could be subject to penalties.

Neither the government nor the courts have provided definitive guidance on the application of fraud and abuse laws to NeuBase’s business. Law enforcement authorities are increasingly focused on enforcing these laws, and it is possible that some of NeuBase’s practices may be challenged under these laws. Efforts to ensure that NeuBase’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. If NeuBase is found in violation of one of these laws, NeuBase could be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from governmental funded federal or state healthcare programs and the curtailment or restructuring of NeuBase’s operations. If this occurs, NeuBase’s business, financial condition and results of operations may be materially adversely affected.

If NeuBase faces allegations of noncompliance with the law and encounter sanctions, its reputation, revenues and liquidity may suffer, and any of NeuBase’s product candidates that are ultimately approved for commercialization could be subject to restrictions or withdrawal from the market.

Any government investigation of alleged violations of law could require NeuBase to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect NeuBase’s ability to generate revenues from any of its product candidates that are ultimately approved for commercialization. If regulatory sanctions are applied or if regulatory approval is withdrawn, NeuBase’s business, financial condition and results of operations will be adversely affected. Additionally, if NeuBase is unable to generate revenues from product sales, NeuBase’s potential for achieving profitability will be diminished and NeuBase’s need to raise capital to fund its operations will increase.

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Risks Related to the Combined Company

If any of the events described in “Risks Related to Ohr” or “Risks Related to NeuBase” occur, those events could cause potential benefits of the merger not to be realized.

Following completion of the merger, the combined company will be susceptible to many of the risks described in the sections herein entitled “Risks Related to Ohr” and “Risks Related to NeuBase.” To the extent any of the events in the risks described in those sections occur, those events could cause the potential benefits of the merger not to be realized and the market price of the combined company’s common stock to decline.

The market price of the combined company’s common stock is expected to be volatile, and may drop following the merger; the combined company may also incur significant costs from class action litigation due to such volatility.

The trading price of the combined company’s common stock is likely to be volatile following the merger. The combined company’s stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

●	the ability of the combined company to conduct and achieve positive outcomes from the combined company’s preclinical activities on the PATrOL™ platform and disease specific programs;

●	results from, and any delays in, anticipated in-vitro or in-vivo preclinical studies;

●	contracting with third parties such as academic institutions, and various CROs who will perform such studies, or the potential lack of performance of such organizations;

●	acceptance of INDs by the FDA or similar regulatory filing by comparable foreign regulatory authorities for the conduct of clinical trials of NeuBase’s product candidates and NeuBase’s proposed design of future clinical trials;

●	clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain, so failure can occur at any time during the clinical trial process;

●	delays in publications of research findings;

●	significant lawsuits, including patent or stockholder litigation;

●	inability to obtain additional funding;

●	failure to successfully develop and commercialize the combined company’s product candidates;

●	changes in laws or regulations applicable to the combined company’s product candidates;

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●	inability to obtain adequate product supply for the combined company’s product candidates, or the inability to do so at acceptable prices;

●	unanticipated serious safety concerns related to any of the combined company’s product candidates;

●	adverse regulatory decisions;

●	introduction of new products or technologies by the combined company’s competitors;

●	failure to meet or exceed drug development or financial projections the combined company provides to the public;

●	failure to meet or exceed the estimates and projections of the investment community;

●	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by the combined company or the combined company’s competitors;

●	disputes or other developments relating to proprietary rights, including patents, litigation matters and the combined company’s ability to obtain patent protection for the combined company’s licensed and owned technologies;

●	additions or departures of key scientific or management personnel;

●	changes in the market valuations of similar companies;

●	general economic and market conditions and overall fluctuations in the U.S. equity market;

●	sales of the combined company’s common stock by the combined company or its stockholders in the future;

●	trading volume of the combined company’s common stock;

●	period-to-period fluctuations in the combined company’s financial results;

●	changes in the structure of health care payments;

●	changes in the Nasdaq listing of the combined company’s stock; and

●	recommendations of equity analysts covering the combined company’s stock.

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In addition, the stock market, and equity values of small pharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of the combined company’s common stock, regardless of the combined company’s actual operating performance. Further, a decline in the financial markets and related factors beyond the combined company’s control may cause the combined company’s stock price to decline rapidly and unexpectedly.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation.

An active trading market for the combined company’s common stock may not be sustained, and you may not be able to resell your common stock at a desired market price.

Until the merger, there will be no public market for NeuBase’s common stock. If no active trading market for the combined company’s common stock develops or is sustained, you may be unable to sell your shares when you wish to sell them or at a price that you consider attractive or satisfactory. The lack of an active market may also adversely affect the combined company’s ability to raise capital by selling securities in the future, or impair the combined company’s ability to acquire or in-license other product candidates, businesses or technologies using the combined company’s shares as consideration.

The historical financial information of Ohr and NeuBase presented herein may not be representative of their respective results or financial condition if they had been operated as a combined company, and as a result may not be representative of the combined company’s results or financial condition after the merger.

The historical financial information of Ohr and NeuBase included elsewhere in this joint proxy statement/prospectus reflects assumptions and allocations made by Ohr and NeuBase, respectively. The historical results and financial condition of Ohr and NeuBase presented herein may be different from those that would have resulted had Ohr and NeuBase been operated together as a combined company during the applicable periods or at the applicable dates. As a result the historical financial information of Ohr and NeuBase is not indicative of future operating results or financial position of the combined company.

The unaudited pro forma condensed combined financial information presented herein may not be representative of the combined companies’ results after the merger.

The unaudited pro forma condensed combined financial information included elsewhere in this joint proxy statement/prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the merger been completed as of the date indicated, nor is it indicative of future operating results or financial position. The unaudited pro forma condensed combined financial information has been derived from the historical financial statements of Ohr and NeuBase and adjustments and assumptions have been made regarding the combined company after giving effect to the merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the unaudited pro forma condensed combined financial information does not reflect all costs that are expected to be incurred by the combined company in connection with the merger. The assumptions used in preparing the unaudited pro forma condensed combined financial information may not ultimately be accurate, and other factors may affect the combined company’s results and financial condition following consummation of the merger. The unaudited pro forma condensed combined financial information does not reflect the costs of integration activities or incremental expenditures associated with the transaction. Accordingly, the unaudited pro forma condensed combined financial information included elsewhere in this proxy statement does not reflect what Ohr’s or NeuBase’s results or financial condition would have been had Ohr and NeuBase been a consolidated entity during all periods presented.

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The combined company’s management will own a significant percentage of the combined company’s stock and will be able to exert significant control over matters subject to stockholder approval.

Dr. Stephan, who will initially serve as the combined company’s sole executive officer and a director is expected to own approximately 13.5% of the combined company’s common stock. Therefore, Dr. Stephan will have the ability to influence the combined company through this ownership position.

This significant concentration of stock ownership may adversely affect the trading price for the combined company’s common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. As a result, Dr. Stephan could significantly influence all matters requiring approval by the combined company’s stockholders, including the election of directors and the approval of mergers or other business combination transactions. Dr. Stephan may be able to determine all matters requiring stockholder approval. The interests of these stockholders may not always coincide with the combined company’s interests or the interests of other stockholders. This may also prevent or discourage unsolicited acquisition proposals or offers for the combined company’s common stock that you may feel are in your best interests as one of the combined company’s stockholders, and he may act in a manner that advances his best interests and not necessarily those of other stockholders, including seeking a premium value for his common stock, and might affect the prevailing market price for the combined company’s common stock.

Failure by the combined company upon completion of the merger to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq.

Upon completion of the merger, Ohr, under the new name “NeuBase Therapeutics, Inc.,” will be required to meet the initial listing requirements to maintain the listing and continued trading of its shares on Nasdaq. These initial listing requirements are more difficult to achieve than the continued listing requirements. Pursuant to the Merger Agreement, Ohr agreed to use its reasonable best efforts to cause the shares of Ohr common stock being issued in the merger to be approved for listing on Nasdaq at or prior to the effective time of the merger. Based on information currently available to Ohr, Ohr anticipates that its stock will be unable to meet the $4.00 (or, to the extent applicable, $3.00) minimum bid price initial listing requirement at the closing of the merger unless it effects a reverse stock split. The board of directors Ohr intends to effect a reverse stock split of the shares of Ohr common stock at a ratio of between one-for-two to one-for-fifteen. In addition, often times a reverse stock split will not result in a trading price for the affected common stock that is proportional to the ratio of the split. Following the merger, if the combined company is unable to satisfy Nasdaq listing requirements, Nasdaq may notify the combined company that its shares of common stock will not be listed on Nasdaq.

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Upon a potential delisting from Nasdaq, if the common stock of the combined company is not then eligible for quotation on another market or exchange, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the common stock of the combined company; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the common stock of the combined company. Also, it may be difficult for the combined company to raise additional capital if the combined company’s common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the common stock of the combined company and could have a material adverse effect on the combined company.

The merger will result in changes to the Ohr board of directors and the combined company may pursue different strategies than either Ohr or NeuBase may have pursued independently.

If Ohr and NeuBase complete the merger, the composition of the Ohr board of directors will change in accordance with the Merger Agreement. Following completion of the merger, the combined company’s board of directors will consist of Dr. Dietrich Stephan, and four other persons, all of whom will be designated by NeuBase. Currently, it is anticipated that the combined company will continue to advance the product and development efforts and business strategies of NeuBase primarily.

The combined company’s internal control over financial reporting may not meet the standards required by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, could have a material adverse effect on the combined company’s business and share price.

As a privately held company, NeuBase was not required to evaluate its internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of the Sarbanes-Oxley Act (“Section 404”). If and when the combined company ceases to be a “non-accelerated filer,” the combined company’s management will be required to report on the effectiveness of the combined company’s internal control over financial reporting. The rules governing the standards that must be met for the combined company’s management to assess the combined company’s internal control over financial reporting are complex and require significant documentation, testing and possible remediation. NeuBase expects that compliance with these rules and regulations will continue to substantially increase NeuBase’s legal and financial compliance costs and will make some activities more time-consuming and costly, and NeuBase’s management and other personnel will devote a substantial amount of time to these compliance requirements.

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In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, the combined company may identify deficiencies or material weaknesses that the combined company may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, the combined company may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation provided by the combined company’s independent registered public accounting firm. Failure to achieve and maintain an effective internal control environment could have a material adverse effect on the combined company’s business, financial condition and results of operations and could limit the combined company’s ability to report the combined company’s financial results accurately and in a timely manner.

The combined company may take advantage of specified reduced disclosure requirements applicable to a “smaller reporting company” under Regulation S-K, and the information that NeuBase provides to stockholders may be different than they might receive from other public companies.

The combined company will be a “smaller reporting company,” as defined under Regulation S-K. As a smaller reporting company, the combined company may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include, among other things, scaled disclosure requirements, including about the combined company’s executive compensation arrangements.

The combined company intends to continue to take advantage of certain of the scaled disclosure requirements of smaller reporting companies. The combined company may continue to take advantage of these allowances until it is no longer a smaller reporting company. The combined company would cease to be a smaller reporting company if the combined company has (i) more than $250 million in market value of its shares held by non-affiliates as of the last business day of its second fiscal quarter or (ii) more than $100 million of annual revenues in its most recent fiscal year completed before the last business day of its second fiscal quarter and a market value of its shares held by non-affiliates more than $700 million as of the last business day of its second fiscal quarter. The combined company may choose to take advantage of some but not all of these scaled disclosure requirements. Therefore, the information that combined company provides stockholders may be different than one might get from other public companies. Further, if some investors find the combined company’s ordinary shares less attractive as a result, there may be a less active trading market for the combined company’s ordinary shares and the market price of such ordinary shares may be more volatile.

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The combined company will incur significant increased costs as a result of operating as a public company and the combined company’s management will be required to devote substantial time to new compliance initiatives.

The combined company will incur significant legal, accounting and other expenses that the combined company did not incur as a private company. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) as well as rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on public companies. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact (in ways the combined company cannot currently anticipate) the manner in which the combined company operates the combined company’s business. The combined company’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase the combined company’s legal and financial compliance costs and will make some activities more time-consuming and costly. For example, the combined company expects these rules and regulations to make it more difficult and more expensive for the combined company to obtain and maintain director and officer liability insurance.

As a publicly traded company, the combined company will incur legal, accounting and other expenses associated with the SEC reporting requirements applicable to a company whose securities are registered under the Exchange Act, as well as corporate governance requirements, including those under the Sarbanes-Oxley Act, the Dodd-Frank Act and other rules implemented by the SEC and Nasdaq. The expenses incurred by public companies generally to meet SEC reporting, finance and accounting and corporate governance requirements have been increasing in recent years as a result of changes in rules and regulations and the adoption of new rules and regulations applicable to public companies.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about the combined company’s business, the combined company’s stock price and trading volume could decline.

The trading market for the combined company’s common stock depends, in part, on the research and reports that securities or industry analysts publish about the combined company or its business. If one or more of the analysts who cover the combined company downgrade the combined company’s stock or publish inaccurate or unfavorable research about the combined company’s business, the combined company’s stock price would likely decline. In addition, if the combined company’s operating results fail to meet the forecast of analysts, the combined company’s stock price would likely decline. If one or more of these analysts cease coverage of the combined company or fail to publish reports on the combined company regularly, demand for the combined company common stock could decrease, which might cause the combined company’s stock price and trading volume to decline.

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Sales of a substantial number of shares of the combined company’s common stock in the public market by the combined company’s existing stockholders, future issuances of the combined company’s common stock or rights to purchase the combined company’s common stock, could cause the combined company’s stock price to fall.

Sales of a substantial number of shares of the combined company’s common stock by the combined company’s existing stockholders in the public market, or the perception that these sales might occur, could depress the market price of the combined company’s common stock and could impair the combined company’s ability to raise capital through the sale of additional equity securities. Ohr and NeuBase are unable to predict the effect that such sales may have on the prevailing market price of the combined company’s common stock.

Anti-takeover provisions in the combined company charter documents and under Delaware law could make an acquisition of the combined company more difficult and may prevent attempts by the combined company stockholders to replace or remove the combined company management.

Provisions in the combined company’s certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management. These provisions include a classified board of directors and the ability of the board of directors to issue preferred stock without stockholder approval. Although Ohr and NeuBase believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with the combined company’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

Certain provisions of Delaware corporate law deter hostile takeovers. Specifically, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years following the date the person first became an interested stockholder, unless (with certain exceptions) the business combination or the transaction by which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or certain other transactions resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, beneficially owns or within three years prior to becoming an “interested stockholder” did own, 15% or more of a corporation’s outstanding voting stock. While this statute permits a corporation to opt out of these protective provisions in its certificate of incorporation, the combined company’s certificate of incorporation does not include any such opt-out provision.

Ohr’s pre-merger net operating loss carryforwards and certain other tax attributes may be subject to limitations. The pre-merger net operating loss carryforwards and certain other tax attributes of the combined company may also be subject to limitations as a result of ownership changes resulting from the merger.

In general, a corporation that undergoes an “ownership change,” as defined in Section 382 of the Code, is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders, generally stockholders beneficially owning five percent or more of a corporation’s common stock, applying certain look-through and aggregation rules, increases by more than 50 percentage points over such stockholders’ lowest percentage ownership during the testing period, generally three years. Ohr may have experienced ownership changes in the past and may experience ownership changes in the future. In addition, the closing of the merger will result in an ownership change for Ohr. It is possible that the combined company’s NOLs and certain other tax attributes may be subject to limitation as a result of ownership changes in the past and/or the closing of the merger. Consequently, even if the combined company achieves profitability, it may not be able to utilize a material portion of Ohr’s, NeuBase’s or the combined company’s NOLs and certain other tax attributes, which could have a material adverse effect on cash flow and results of operations.   Based on the expected valuation of the Company on the Closing Date, it is likely that a significant portion of the Company’s net operating loss carryforwards will never be utilized.

Ohr will pay certain of its executive officers “parachute payments” upon the completion of the merger, and these amounts may not be deductible.

For certain employees of Ohr, compensation payable to such employees upon completion of the merger or subsequent termination of employment may result in “excess parachute payments” as defined in Section 280G of the Code. Excess parachute payments are not deductible in accordance with Section 280G. As a result, Ohr will not be entitled to a tax deduction for the amount determined to be excess parachute payments.

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The combined company may never pay dividends on the combined company’s common stock so any returns would be limited to the appreciation of the combined company’s stock.

Ohr and NeuBase currently anticipate that the combined company will retain future earnings for the development, operation and expansion of the combined company’s business and do not anticipate it will declare or pay any cash dividends for the foreseeable future. In addition, the terms of any future debt agreements may preclude the combined company from paying dividends. Any return to stockholders will therefore be limited to the appreciation of their stock.

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CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These statements, as they relate to Ohr or NeuBase, the management of either such company or the proposed transaction between Ohr and NeuBase, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Ohr and NeuBase undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments. Ohr uses words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents Ohr has filed with the SEC as well as the possibility that:

●	the parties may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

●	the length of time necessary to consummate the proposed transaction may be longer than anticipated;

●	the parties may not be able to satisfy the conditions precedent to consummate the proposed transaction;

●	the proposed transaction may divert management’s attention from Ohr’s business operations;

●	the anticipated benefits of the proposed transaction might not be achieved;

●	NeuBase’s pre-clinical studies and future clinical programs may not be successful or completed on time;

●	NeuBase may not be able to successfully demonstrate safety and efficacy of its pre-clinical studies or future clinical programs;

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●	NeuBase’s expectations regarding the future development of its clinical programs and pre-clinical studies may not materialize;

●	NeuBase may not realize all or any of the current anticipated advantages of the PATrOL™ platform as compared to traditional oligonucleotides;

●	NeuBase’s clinical programs may not obtain necessary regulatory or other approvals;

●	NeuBase’s clinical programs may not meet proof of concept;

●	NeuBase may not be able to raise the necessary capital to conduct NeuBase’s pre-clinical studies and future clinical studies or such capital may not be available;

●	the prospective market size of NeuBase’s drug candidates may be different than currently anticipated;

●	the proposed transaction may involve unexpected costs;

●	the business may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with third parties or retaining key employees;

●	the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction;

●	the parties may be subject to risks related to the proposed transaction, including any legal proceedings related to the proposed transaction and the general risks associated with the respective businesses of Ohr and NeuBase, including the general volatility of the capital markets, terms and deployment of capital, volatility of Ohr share prices, changes in the biotechnology industry, interest rates or the general economy, underperformance of Ohr’s or NeuBase’s assets and investments, decreased ability to raise funds and the degree and nature of Ohr’s and NeuBase’s competition, as well as the risk that unexpected reductions in Ohr’s cash balance could adversely affect the portion of the combined company that the Ohr stockholders retain; or

●	activist investors might not approve of the proposed transaction.

Neither Ohr nor NeuBase gives any assurance that either Ohr or NeuBase will achieve its expectations.

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The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of this joint proxy statement/prospectus, Ohr’s Annual Report on Form 10-K, Ohr’s Quarterly Reports on Form 10-Q and other documents filed by Ohr from time to time with the SEC. If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Ohr, NeuBase or the combined company could differ materially from the forward-looking statements. All forward-looking statements included in this joint proxy statement/prospectus are based upon information available to Ohr and NeuBase the date hereof, and neither Ohr nor NeuBase assumes any obligation to update or revise any such forward-looking statements.

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THE MERGER

This section and the section of this joint proxy statement/prospectus entitled “The Merger Agreement” beginning on page 183 describe the material aspects of the merger, including the Merger Agreement. While Ohr believes that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire joint proxy statement/prospectus, including the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus, and the other documents which Ohr has referred to or incorporated by reference herein. For a more detailed description of where you can find those other documents, please see the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 315.

Background of the Merger

Ohr is a pharmaceutical company which has been focused on the development of novel therapeutics and delivery technologies for the treatment of ocular disease.

The Ohr board of directors and management regularly review Ohr’s operating and strategic plans in an effort to enhance stockholder value. This review involves, among other things, discussions of opportunities and risks associated with Ohr’s product candidates, development programs, financial condition and market, as well as consideration of strategic alternatives and options available to Ohr.

Ohr had previously devoted substantially all of its research, development and clinical efforts and financial resources toward the development of squalamine combination therapy for the treatment of wet-AMD. In April 2016, OHR commenced enrollment in the MAKO study, a multi-center, randomized, double-masked, placebo-controlled clinical trial to evaluate the efficacy and safety of squalamine combination therapy for the treatment of wet-AMD. The study evaluated the efficacy and safety of topically administered squalamine in combination with monthly Lucentis® injections for the treatment of wet-AMD. The primary efficacy endpoint was the mean visual acuity gain at nine months, using a mixed-effects model for repeated measures (MMRM) analysis. On January 5, 2018, Ohr reported topline data from the study which did not meet its primary efficacy endpoint. Subjects receiving squalamine combination therapy (n=119) achieved a mean gain of 8.33 letters from baseline versus 10.58 letters from baseline with Lucentis® monotherapy (n=118). There were no differences in the safety profile between the two treatment groups. Based on the results of the MAKO study, Ohr determined that it would not move forward with the clinical development of squalamine.

As a consequence of the negative results from the MAKO study and concerns over the difficulty in raising additional funds to further development of its other product candidates, the Ohr board of directors began evaluating its strategic opportunities to maximize stockholder value, including the possibility of license, divestiture, or other monetization of current assets, license or acquisition of additional assets, merger, reverse merger, joint venture, partnership, or other business combination with another entity, public or private.

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On January 4, 2018, the Ohr board of directors held a telephonic meeting with representatives of management and Ohr’s corporate counsel, Troutman in attendance. Troutman was generally invited to attend all Ohr board of directors and Ohr special committee meetings. Jason S. Slakter, MD, Chief Executive Officer of Ohr, reviewed with the Ohr board of directors the results of the MAKO trial. Hon. Michael Ferguson, Chairman of the Ohr board of directors, asked management to provide the Ohr board of directors with management’s assessment of strategic options and alternatives. Sam Backenroth, Ohr’s Chief Financial Officer, led a discussion regarding (i) business strategy and planning, (ii) cash management, (iii) potential strategic and financing opportunities, including license, divestiture, or other monetization of current assets, license or acquisition of additional assets, merger, reverse merger, joint venture, partnership, or other business combination with another entity, public or private, and (iv) Nasdaq continued listing requirements. Mr. Backenroth reviewed potential timing and financial implications of a hypothetical reverse merger transaction with a private company, as well as an overview regarding various potential transactions that could be explored, primarily with biotechnology companies. Management also discussed with the Ohr board of directors its proposal for a reduction in the development activities relating to squalamine combination therapy for the treatment of wet-AMD, and the potential retention of a financial advisor to assist Ohr in assessing its strategic options going forward. A representative from Troutman then described the Ohr board of directors’ fiduciary duties in connection with a strategic process. The board of directors decided to defer a definitive decision on the strategic alternatives until a later date.

Between January 8, 2018 and February 14, 2018, the period prior to the engagement of a financial advisor, management began its outreach for potential reverse merger candidates as well as engaged with parties that had contacted Ohr management regarding a potential strategic transaction. During this period, Ohr’s management entered into preliminary discussions with more than 20 companies, and signed confidentiality agreements with six companies. Ohr was provided data room access from three of these companies. However, the discussions with only one of the companies (Party A) progressed beyond the preliminary stages.

On January 24, 2018, the Ohr board of directors held a telephonic meeting with representatives of management and Troutman in attendance. Management discussed a revised forecast and budget. The Ohr board of directors then approved the revised budget. Management also provided an update on their discussions and various pathways Ohr could explore to move forward that could create stockholder value.

On January 26, 2018, Mr. Backenroth had an introductory telephone call with the financial advisor of Party A.

On February 1, 2018, Dr. Slakter and Mr. Backenroth had an in-person meeting with the Chief Executive Officer and financial advisor of Party A to discuss the business of Party A and a potential business combination.

On February 2, 2018 Ohr and Party A executed a confidentiality agreement.

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On February 6, 2018, Party A’s financial advisor sent a draft term sheet which set forth the material terms of a potential business combination with Party A. The draft term sheet was then circulated internally and to Troutman for review.

On February 7, 2018, the Ohr board of directors held a telephonic meeting with representatives of management and Troutman in attendance. Dr. Slakter and Mr. Backenroth presented its assessment of strategic alternatives, including license, divestiture, or other monetization of current assets, license or acquisition of additional assets, merger, reverse merger, joint venture, partnership, or other business combination with another entity, public or private. Detailed discussions were held regarding the merits and risks associated with management’s assessment and the Ohr board of directors ultimately decided to pursue a reverse merger with a private company. The Ohr board of directors also discussed the evaluation and retention of financial and legal advisors to advise and assist Ohr in its exploration of a potential strategic transaction and to investigate, pursue and consummate a strategic transaction. Management and the Ohr board of directors reviewed Roth’s and Troutman’s experiences and qualifications and a discussion followed regarding the selection of a financial advisor and legal advisor, respectively. After discussion, the Ohr board of directors unanimously approved that management select a financial advisor and legal advisor who fit the criteria that the Ohr board of directors discussed, and emphasized that both Roth and Troutman fit this criteria and are familiar with Ohr.

On February 9, 2018, Mr. Backenroth spoke to the Chief Executive Officer and financial advisor of Party A to discuss specific diligence questions, draft terms from the term sheet, and the capital needs and proposed concurrent financing of Party A prior to and following a proposed business combination with Ohr.

On February 10, 2018, Dr. Slakter attended a medical conference and met with the Chairman, and the Chief Executive Officer of Party B who expressed an interest in a business combination with Ohr.

On February 14, 2018, Ohr formally engaged Roth as financial advisor and Troutman as legal advisor to the board of directors to assist and advise Ohr in the evaluation of certain strategic alternatives and any related proposal which may be received by Ohr.

On February 14, 2018 Ohr and Party B executed a confidentiality agreement.

On February 15, 2018, Mr. Backenroth notified the financial advisor of Party A that Ohr was engaging Roth as its financial advisor and that Ohr would be conducting a formal process to identify the best candidate to proceed with. The financial advisor expressed interest in proceeding with discussions as part of the Roth process.

On February 15, 2018, Dr. Slakter and Mr. Backenroth had an in-person meeting with the Chairman and Chief Executive Officer of Party B, at a location nearby to Party B’s offices, to discuss, among other things, their respective businesses and technologies, mutual interest in a potential business combination, financing matters and the logistics of a potential business combination.

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On February 16, 2018, Dr. Slakter and Mr. Backenroth had an in-person meeting with the Chairman and Chief Executive Officer, as well as other senior level executives, of Party B at the offices of Party B to discuss, among other things, due diligence, their respective businesses and technologies, mutual interest in a potential business combination, financing matters and the logistics of a potential business combination.

On February 20, 2019, an organizational meeting was held at the offices of Roth with the management and representatives of Roth. At this meeting, Roth reviewed the process to be undertaken to identify and evaluate a proposed business combination and parties that may be interested in pursuing a proposed business combination with Ohr. Management discussed the anticipated timeline for contacting, receiving and evaluating proposals from interested parties, and reviewed proposed selection criteria to be used in identifying and evaluating candidates.

On February 20, 2018, Ohr received a written notice from Nasdaq that Ohr had not been in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for a period of 30 consecutive business days.

Beginning in February 2018 and continuing into December 2018, Ohr conducted a process of identifying and evaluating potential business combinations. In its review, Ohr focused generally on private biotechnology companies actively considering an initial public offering, private companies not actively considering an initial public offering, private companies that had closed several rounds of private financing, private companies that had failed in earlier attempts to complete an initial public offering but that had raised significant capital, publicly traded foreign companies seeking a Nasdaq listing and public companies in the United States seeking capital or that were believed to have a strategic fit with Ohr. Except as described above and below, none these discussions or proposals advanced beyond a preliminary stage. Ohr ultimately concluded in each instance (except for NeuBase) that (a) one or more desired elements were missing from a potential business combination, and/or (b) the terms expected to be available to Ohr and its stockholders in a potential business combination, including as represented by the potential share of the combined company that might be owned by the pre-combination Ohr stockholders immediately following a combination and any concurrent financing, would likely not maximize value for the pre-combination Ohr stockholders because the parties making the proposals did not adequately value Ohr. In the course of its process, NeuBase was the only party with which Ohr ultimately reached a mutual understanding on deal terms, including the potential share of the combined company that would be owned by the pre-combination Ohr stockholders immediately following a combination and any concurrent financing, and moved forward with negotiating a definitive merger agreement.

On February 23, 2018, Dr. Slakter and Mr. Backenroth had discussion via telephone with representatives of Party B during which the parties discussed the structure of the potential business combination, including the share ownership of the pre-combination Ohr stockholders and Party B stockholders following the business combination. Additionally, each party made initial due diligence requests and provided access to each other’s’ respective online data rooms.

From March 2, 2018 to March 22, 2018, Dr. Slakter and Mr. Backenroth and representatives of Roth exchanged a series of messages and calls with representatives of Party B during which the parties discussed, among other things, updates on their respective businesses, updated due diligence questions and answers, updated due diligence requests, financial and financing matters, and their mutual interest in a potential business combination. Additionally, Dr. Slakter and Mr. Backenroth had a second in person meeting at the offices of Party B on March 8, 2018, during which the parties discussed Party B’s development programs, financing options, transaction timeline, and other due diligence matters.

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On March 1, 2018, Ohr and Party E executed a confidentiality agreement. Party E was one of the companies contacted by Roth during its process.

On March 2, 2018, management of Ohr and the Chief Executive Officer of Party C had an introductory call. After this call, Party C was included in the strategic process.

On March 5, 2018, Ohr and Party C executed a confidentiality agreement.

On March 5, 2018, Ohr and Party B each received access to the other’s data room.

On March 7, 2018, in light of the strategic process, the Ohr board of directors determined that it was desirable and in the best interests of Ohr and its stockholders that a special committee of the board of directors, comprised of directors who are not officers or employees of Ohr or who may otherwise not be independent, be established to assist the Ohr board of directors in effectively and efficiently addressing matters relating to strategic process and unanimously consented that Michael Ferguson (Chairman), Thomas M. Riedhammer, June S. Almenoff and Orin Hirschman be designated as the members of the Ohr special committee.

Between March 7, 2018 and March 26, 2018, members of the Ohr special committee and management had many telephonic meetings in which Roth provided an update on the process of soliciting non-binding proposals and timing of key activities. Additionally, management had preliminary direct communications with those companies that expressed an interest in a strategic combination with Ohr.

On March 23, 2018, each of Party B and Party C submitted to Roth its initial non-binding proposals which included detailed information about Party B and Party C, as applicable, and each of their proposed valuations of Ohr.

On March 23, 2018, Mr. Backenroth had an introductory telephone call with the Chief Executive Officer of Party D.

On March 26, 2018, each of Party A and Party E submitted to Roth its initial non-binding proposals which included detailed information about Party A and Party E, as applicable, and each of their proposed valuations of Ohr its proposed valuation of Ohr.

On March 27, 2018, Party A provided Ohr with an updated confidential slide deck.

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On March 27, 2018, the Ohr special committee held a telephonic meeting with representatives of management, Troutman and Roth in attendance. A representative from Roth told the Ohr special committee that Roth contacted 240 potential acquirers, of which 35 companies expressed initial interest in discussing a reverse merger with Ohr. Out of the 35 companies who expressed interest in the Reverse Merger, 25 companies executed confidentiality agreements with Ohr. Roth circulated initial bid instruction letters (“Process Letters”) to all companies that executed confidentiality agreements with Ohr and the interested parties were able to review the Process Letters and finalize initial non-binding proposals and request follow up calls with Roth and management. A representative from Roth noted that 12 companies submitted initial non-binding proposals to Ohr, five additional companies passed after reviewing the Process Letters, and Roth did not receive responses from the remaining interested parties. Dr. Slakter and Mr. Backenroth then gave an overview of each of the interested companies and then discussed with the Ohr special committee the financial terms of each of the initial non-binding proposals. The Ohr special committee then engaged in a detailed discussion of each of the companies from whom it received an initial non-binding proposal based on the following criteria, including, but not limited to: (i) potential valuation creation based upon successful product development outcomes, (ii) the state of development of product candidates, (iii) potential clinical indications, (iv) risks associated with a potential business combination versus the rewards for a potential business combination, (v) the development costs associated with product development, (vi) intellectual property, (vii) competition, (viii) an ability to enter into an agreement in the near-term for a combination with a public company and thereafter proceed in an orderly manner toward implementing the combination, (ix) the stockholder base, (x) the financing strategy, (xi) the corporate strategy, (xii) such company’s ability to operate as a publicly traded company and (xiii) whether the management team had the breadth and skills to accomplish the foregoing. As a result of this process, the Ohr special committee identified seven companies with whom Ohr would continue to hold discussions. The Ohr special committee also decided to terminate further discussions with Party B and Party E and other parties because of their low valuations of Ohr and other business-related factors.

On March 27, 2018, Ohr and Party D signed a confidentiality agreement.

On March 28, 2018, Roth sent Party D a Process Letter.

On March 29, 2018, following circulation of this Process Letter to Party D, Dr. Slakter and Mr. Backenroth and a representative of Party D discussed certain due diligence information, including a discussion of their respective businesses, backgrounds and experience.

On March 30, 2018, the Chief Executive Officer of Party D sent a confidential slide deck to Ohr.

On March 30, 2018, Mr. Backenroth and the Chief Executive Officer of Party D had a call in which the parties discussed general terms of a proposed business combination, due diligence and timing of a proposed business combination.

On April 3, 2018, Roth notified Party B and Party E that Ohr was no longer pursuing a business combination with either party.

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On April 3, 2018, Mr. Backenroth, a representative of Roth, the Chief Executive Officer, and financial advisor for Party A had a call in which the parties discussed Party A’s financials and the funding plan for Party A.

On April 3, 2018, the Chief Executive Officer of Party C sent a confidential slide deck to Ohr and Party C gave access to Ohr to an online data room for due diligence purposes.

On April 5, 2018, Dr. Slakter and Mr. Backenroth held a due diligence call with the Chief Executive Officer of Party D discussing their respective businesses, updated due diligence requests, and the terms and timing of a potential business combination. During this call, the Chief Executive Officer of Party D told Dr. Slakter and Mr. Backenroth the material terms that Party D would require in order to move forward with a potential business combination, including pro forma ownership and valuation for each entity, required concurrent financing, and ownership of Ohr legacy assets.

On April 5, 2018, Party D submitted an initial non-binding proposal to Roth which set forth the material terms of a potential business combination.

On April 10, 2018, representatives of Ohr and Roth held a due diligence call with the chief executive officer of Party D, discussing their respective businesses, and a potential business combination.

On April 11, 2018, Ohr sent information to Party D relating to the Ohr legacy assets, particularly the products being developed by DepYmed Inc., in which Ohr is a passive joint venture partner.

On April 12, 2018, representatives of Ohr management and the Ohr board of directors had an in-person meeting with the Chief Executive Officer of Party D at the offices of Ohr during which the parties discussed the business prospects and financing plan of Party D, and material terms of a proposed transaction.

On April 12, 2018, the Ohr board of directors and the Ohr special committee held a joint telephonic meeting with representatives of management, Troutman and Roth in attendance. The Ohr special committee and management then engaged in a detailed discussion regarding the nine companies which had expressed interest and to which it had spoken and who continued to express interest. The Ohr special committee then instructed management to continue to conduct diligence on four companies, including Party A and Party D and two others. The Ohr special committee and management believed that negotiations with Party A, Party D, and two other parties had progressed to the point that management should send each of them a copy of the draft merger agreement.

On April 16, 2018, Roth notified Party C that Ohr was no longer pursuing a business combination with their company.

On April 18, 2018, Mr. Backenroth and the Chief Executive Officer of Party D had a call in which the Chief Executive Officer of Party D told Mr. Backenroth that Party D was no longer interested in a business combination with Ohr because they were pursuing another reverse merger opportunity.

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On April 19, 2018, Roth, on behalf of Ohr, submitted a non-binding term sheet to the financial advisor of Party A for consideration.

On April 25, 2018, a representative of Party A submitted a revised non-binding term sheet to Roth which outlined the material terms for the proposed business combination.

On April 30, 2018, the Ohr board of directors and the Ohr special committee held a joint telephonic meeting with representatives of management, Troutman and Roth in attendance. A representative of Roth reported on the negotiations with Party A. Dr. Slakter and Mr. Backenroth then provided an update on the ongoing diligence and discussions with all possible counterparties for a potential business combination. Roth communicated to the Ohr board of directors and the Ohr special committee that they would have further discussions with the four parties under consideration and the Ohr board of directors and the Ohr special committee agreed to reconvene on May 3, 2019, for an update.

On May 3, 2018, the Ohr special committee held a telephonic meeting with representatives of management, Troutman and Roth in attendance. Dr. Slakter, Mr. Backenroth and a representative of Roth provided an update on the ongoing diligence and discussions with all possible counterparties for a potential business combination. The Ohr special committee expressed concerns about the ability of Party A to achieve the required concurrent financing and deprioritized discussions with Party A.

On May 4, 2018, a representative of Roth called the Chief Executive Officer of Party D asking him if he was proceeding with a business combination with the other party and would reconsider a potential business combination with Ohr. The Chief Executive Officer of Party D agreed to reengage in the process with Ohr. Roth then sent Party D the draft merger agreement for review.

On May 6, 2018 the Chief Executive Officer of Party D sent an issues list to a representative of Roth regarding the initial draft of the merger agreement that was sent to Party D. Roth then sent a draft non-binding term sheet to the Chief Executive Officer of Party D outlining the general terms that had been previously discussed and incorporating the discussion points from the draft merger agreement.

On May 7, 2018, the Ohr board of directors and the Ohr special committee held a joint telephonic meeting with representatives of management, Troutman and Roth in attendance. A representative of Roth told the Ohr special committee that Party D sent comments to the initial merger agreement and nonbinding term sheet. The Ohr special committee then instructed management to execute the revised non-binding term sheet with Party D.

On May 8, 2018, Ohr and Party D executed a non-binding term sheet outlining the material terms of a proposed business combination between Ohr and Party D, including an exclusivity period of 30 days.

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On May 9, 2018, Dr. Slakter and Mr. Backenroth, representatives of Troutman, the Chief Executive Officer of Party D had an in-person meeting at the offices of Troutman. The legal advisors to Party D participated via teleconference. At the meeting, the parties discussed the material open issues that were raised in the issues list that Party D had previously sent to a representative of Roth and resolved some of them. The companies and their advisors also discussed that a condition to closing the business combination be that Party D raise a minimum amount of capital prior to the closing of the merger. Additionally, the companies agreed that in connection with the business combination, the parties would enter into a contingent value rights agreement relating to the legacy intellectual property and other assets of Ohr.

Between May 10, 2018 and June 13, 2018, Ohr, Party D and their respective advisors exchanged numerous drafts of the merger agreement and other transaction documents and had numerous messages and calls regarding due diligence matters. The parties also engaged in negotiations and discussions regarding the terms and conditions of the merger agreement. Significant areas of negotiation included the scope of representations and warranties, Ohr’s required net cash at closing, the amount and triggers for the possible reimbursement of expenses and the payment of termination fees, and the amount of capital to be raised by Party D.

On May 24, 2018, the Ohr board of directors and the Ohr special committee held a joint telephonic meeting with representatives of management, Troutman and Roth in attendance. Dr. Slakter reported to the Ohr special committee the status of the negotiations with Party D and told the Ohr special committee that the major open issues were whether Party D could secure sufficient equity commitments in connection with its concurrent financing, whether Party D could issue a bridge convertible note during the period between signing and closing and support the amount of the breakup fee. Mr. Backenroth then told the Ohr special committee that management and Ohr’s legal advisors had completed its regulatory review of Party D and no issues were uncovered. The meeting was then adjourned until May 30, 2018. When the meeting continued, Roth provided an update on the progress of the discussions with Party D and their concurrent financing. A representative of Troutman then gave an overview of the intellectual property due diligence that was conducted on Party D.

On June 13, 2018, Dr. Slakter, Mr. Backenroth, and the Chief Executive Officer of Party D had meetings with two investment banking firms regarding Party D’s concurrent financing. After these meetings, management of Ohr determined that a concurrent financing was not likely and that Ohr should deprioritize discussions relating to the potential business combination with Party D.

On June 26, 2018, Dr. Slakter, Mr. Backenroth, and representative of Roth had an introductory call with two executives from Party F.

On June 27, 2018, Ohr and Party F executed a confidentiality agreement, and following the execution of the confidentiality agreement, Party F provided access to Ohr to its online data room.

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Between July 1, 2018 and July 27, 2018, Ohr and Party F engaged in negotiations and discussions regarding diligence items and the terms and conditions of a proposed business combination and due diligence.

On July 12, 2018, the Ohr special committee held a telephonic meeting with representatives of management, Troutman and Roth in attendance. Dr. Slakter advised the Ohr special committee that Party D could not meet the minimum financing commitment and certain other negotiated contingences and that Ohr had ceased negotiations with Party D. Roth, Dr. Slakter and Mr. Backenroth updated the Ohr special committee on the status of the strategic process and the ongoing discussions with Party F and the Ohr special committee directed management and Roth to negotiate a draft term sheet regarding a proposed business combination.

On July 30, 2018, Ohr and Party F executed a draft term sheet regarding a proposed business combination, which included an exclusivity provision of 21 days, and each party provided the other party’s legal advisors access to their respective online data room.

On August 1, 2018, Troutman sent a draft of the merger agreement to Party F’s legal advisor.

On August 2, 2018, Mr. Backenroth had a call with a representative of Party F to discuss Party F’s initial thoughts regarding the business terms outlined in the draft merger agreement.

On August 2, 2018, the Ohr special committee held a telephonic meeting with representatives of management, Troutman and Roth in attendance. Management and certain Ohr special committee members updated the other members of the Ohr special committee on the status of the ongoing negotiations with Party F. The Ohr special committee then had extensive discussions about the proposed business combination with Party F and then instructed management to proceed with the negotiations of the merger agreement.

On August 2, 2018, Troutman sent drafts of ancillary transaction documents to Party F’s legal counsel.

On August 4, 2018, Party F notified Roth that they were unable to proceed with the original terms of the proposed business combination as outlined in the executed non-binding term sheet due to a tax issue as a result of the proposed transaction. They proposed a material modification of terms that Roth communicated with Ohr.

Between August 4, 2018 and August 6, 2018, management of Ohr, Roth, Troutman, Party F and its advisors held discussions regarding the material modification of the terms, attempting to come to an agreement on terms.

On August 7, 2018, the Ohr special committee held a telephonic meeting with representatives of management, Troutman and Roth in attendance. Dr. Slakter told the Ohr special committee that negotiations with Party F had reached an impasse since Party F had insisted on material changes to the terms and conditions of the proposed business combination. The Ohr special committee then had extensive discussions about the proposed business combination with Party F and following such discussions instructed management to terminate the letter of intent with Party F if Party F was unable to proceed with the original proposal or come up with a suitable alternative.

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On August 8, 2018, Dr. Slakter and Mr. Backenroth had a call with two representatives of Party F to discuss the changes to the terms and conditions of the proposed business combination and potential alternative terms that may be mutually acceptable. Mr. Backenroth told Party F that the Ohr special committee would not agree to the revised terms and conditions and the two sides were unable to come up with a viable and mutually acceptable alternative from this discussion.

On August 9, 2018, since Ohr and Party F were not able to come to an agreement on fundamental business terms and conditions of a proposed business combination, the parties executed a termination of the non-binding term sheet and ceased discussions regarding a proposed business combination.

On August 9, 2018, Mr. Backenroth called the Chief Executive Officer of Party C inquiring whether Party C would be open to resuming discussions for a potential business combination with Ohr. The companies agreed to restart discussions and Ohr sent to Party C an outline of the proposed terms and conditions for a business combination that Party C would need to propose for consideration.

Between August 10, 2018 and November 15, 2018, Ohr and Party C exchanged numerous drafts of the proposed terms of the potential business combination and numerous messages and calls regarding due diligence matters and engaged in negotiations and discussions regarding the terms and conditions of a proposed business combination. Significant areas of negotiation included the post-closing ownership percentage, Ohr’s Nasdaq listing, a concurrent financing by Party C and the timing of a proposed business combination.

On August 10, 2018, a representative of Party C submitted to Mr. Backenroth a summary of the terms and conditions for a proposed business combination with Ohr.

On August 21, 2018, Ohr received a written notice from Nasdaq that Ohr has been granted an additional 180 calendar days, or until February 19, 2019, to regain compliance with the minimum $1.00 bid price per share requirement of the Listing Rules of Nasdaq.

On August 30, Party C submitted to Mr. Backenroth a revised summary of the terms and conditions for a business combination with Ohr based on the negotiations between the parties since the previous draft summary of terms.

On September 5, 2018, Mr. Backenroth met with the Chairman of Party C to discuss, among other things, the terms of the proposed business combination, a near term development milestone of Party C, the concurrent financing plan, diligence items, and market potential of Party C’s products.

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On September 12, 2018, Roth initiated a call between Mr. Backenroth and a representative of Party E to determine if the parties had desire to re-engage in negotiations for a business combination. Following the call, Party E sent Ohr an updated power point presentation.

On September 28, 2018, Roth notified Ohr that based on extensive discussions with Party E’s management, it appeared that Party E would be willing to offer Ohr a valuation that would potentially be acceptable, pending confirmation from Party E’s board of directors.

On October 4, 2018, the Ohr special committee held a telephonic meeting with representatives of management, Troutman and Roth in attendance. Dr. Slakter then reported on the status of the strategic alternative process and told the Ohr special committee that management had restarted negotiations with Party C and E for a potential business combination. Ms. Almenoff resigned as a member of the Ohr special committee but remained on the board.

On October 8, 2018, Party E received approval from its board of directors to restart negotiations for a business combination with Ohr.

On October 15, 2018, Mr. Backenroth had an in person meeting at the offices of Party E with the Chief Executive Officer and Chief Financial Officer of Party E during which the parties discussed due diligence matters and proposed terms and conditions of a proposed business combination, including the valuation of Ohr and Party E, the exchange ratio, the concurrent financing, and the timing of the proposed business combination, Ohr’s Nasdaq listing, and the concurrent financing.

Between October 16, 2018 and November 11, 2018, representatives of management of Ohr and the Ohr special committee, Roth, the Chief Executive Officer and Chief Financial Officer of Party E, and advisors of Party E, engaged in numerous messages and calls regarding due diligence and the terms and conditions of a proposed business combination and concurrent financing, as well as exchanging numerous financial models of both Ohr and Party E and non-binding term sheets, in an effort to come to an agreement on the terms of a proposed business combination.

On October 18, 2018, a representative of Party C submitted to Mr. Backenroth a revised summary of the terms and conditions for a business combination with Ohr based on the negotiations between the parties since the previous draft summary of terms. The changes centered around an increased value for Ohr.

On October 19, 2018, Mr. Backenroth submitted a counter proposal outlining the terms and conditions of the proposed business combination to the chairman of Party C.

On October 20, 2018, the chairman of Party C, after confirming with one of Party C’s investors and board members, responded to the Ohr counter proposal and summarized the terms and conditions that would be acceptable for Party C to move forward with a business combination.

On October 22, 2018, the Ohr special committee held a telephonic meeting with representatives of management, Troutman and Roth in attendance. Dr. Slakter reported on the status of the negotiations with Party C and E for a potential business combination and management and Roth believed that the terms and conditions of Party E’s proposal were superior to the terms and conditions of Party C’s proposal. After extensive discussion, the Ohr special committee instructed management to execute a non-binding letter of intent with Party E on substantially similar terms as presented to the Ohr special committee.

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On October 23, 2018, Mr. Backenroth sent the non-binding term sheet outlining the terms and conditions of the proposed business combination to the Chief Financial Officer of Party E.

On October 24, 2018, the Ohr board of directors held a telephonic meeting with representatives of management, Troutman and Roth in attendance. Dr. Slakter reported on the status of the negotiations with Party E for a potential business combination. Dr. Slakter told the Ohr board of directors that the Ohr special committee previously approved the terms and conditions of a proposed business combination with Party E. After extensive discussion, the Ohr board of directors instructed management to execute a non-binding letter of intent with Party E on substantially similar terms as presented to the Ohr board of directors.

On October 30, 2018, the Chief Executive Officer of Party E sent a revised non-binding term sheet to Ohr outlining Party E’s comments to the term sheet previously sent on October 23, 2018. The revised non-binding term sheet had materially different terms than the terms that were previously approved by the Ohr special committee.

On November 2, 2018, the Ohr special committee held a telephonic meeting with representatives of management, Troutman and Roth in attendance. Dr. Slakter reported on the status of the negotiations with Party C and also told the Ohr special committee that he did not believe that Party E would sign the letter of intent with the terms and conditions that the Ohr special committee had previously approved. After extensive discussions, the Ohr special committee instructed management to continue negotiations with Party E but to also begin negotiation of a term sheet for a proposed business combination with Party C.

On November 12, 2018, a representative of the Ohr special committee and the Chief Executive Officer of Party E had a telephone conversation during which the parties agreed that given their disagreements as to the valuation of Ohr and structure of the proposed business combination, that further negotiations of a proposed business combination should cease.

On November 15, 2018, Mr. Backenroth had a call with the Chairman of Party C outlining the key terms to be presented to the Ohr special committee and the board of directors.

On November 15, 2018, the Ohr special committee held a telephonic meeting with representatives of management, Troutman and Roth in attendance. Dr. Slakter and Mr. Backenroth reported to the Ohr special committee the terms of a proposed business combination with Party C, which included pre-combination Ohr stockholders owning 20% of the combined company, Ohr continuing to be listed on Nasdaq, and Party C completing a concurrent financing. The Ohr special committee decided that management should continue to negotiate with Party C on the terms and conditions similar to the terms that were discussed with the Ohr special committee. The Ohr special committee instructed management to terminate discussions with Party E.

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On November 15, 2018, following the Ohr special committee meeting, the Ohr board of directors held a telephonic meeting with representatives of management, Troutman and Roth in attendance. Dr. Slakter and Mr. Backenroth reported to the Ohr board of directors the terms of a proposed business combination with Party C, which included pre-combination Ohr stockholders owning 20% of the combined company on a combined basis, Ohr continuing to be listed on Nasdaq, and Party C completing a concurrent financing. The Ohr board of directors decided that management should continue to negotiate with Party C on the terms and conditions similar to the ones that were discussed with the Ohr board of directors. The Ohr board of directors instructed management to terminate discussions with Party E.

On November 15, 2018, upon confirmation from the Ohr special committee and Ohr board of directors to proceed, Mr. Backenroth sent a summary of these key terms that were discussed to the Chairman of Party C.

On November 18, 2018, Mr. Backenroth and the Chairman of Party C had a call to discuss the terms of a proposed business combination that had been approved by the Ohr special committee. The President of Party C rejected Ohr’s offer but proposed that he prepare a revised term sheet containing terms and conditions upon which Party C would be willing to consummate a proposed business combination.

On November 21, 2018, the Chairman of Party C sent a non-binding term sheet outlining the terms and conditions for a business combination to Dr. Slakter and Mr. Backenroth. Mr. Backenroth promptly communicated the proposal to members of the Ohr special committee and advisors.

On November 26, 2018, following receipt of the proposal, Dr. Slakter and Mr. Backenroth had a telephone conference with certain members of the Ohr special committee and representatives of Roth and Troutman to discuss Ohr’s response to Party C’s proposal.

On November 29, 2018, Mr. Backenroth, the Chairman and a director of Party C, Troutman, and counsel for Party C had a call to discuss key terms of the proposed transaction including pro forma ownership, concurrent financing and how such financing would be executed, adjustments to the pro forma ownership, and breakup fees and provisions, among other items.

On November 30, 2018, Mr. Backenroth sent an email to the President of Party C indicating that Ohr could not agree to a business combination on the terms and conditions set forth in Party C’s proposal and discussed in subsequent calls. However, Mr. Backenroth did indicate that Ohr would agree to a business combination on the terms and conditions set forth in the term sheet that he sent to Party C on November 19, 2018.

On November 30, 2018, Mr. Hirschman and the financial advisor of NeuBase had an introductory call regarding a potential business combination between Ohr and NeuBase.

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From December 1, 2018 to December 5, 2018, Dr. Slakter and Mr. Backenroth exchanged a series of messages and calls with the Chief Executive Officer of Party C and had discussions via telephone conference during which the parties discussed diligence items and the terms and conditions upon which each party would be willing to proceed with a potential business combination.

On December 2, 2018, Dr. Slakter and Mr. Backenroth had an introductory call with Dr. Dietrich Stephan, the Chief Executive Officer of NeuBase. Following this call, Ohr and NeuBase executed a confidentiality agreement and Ohr was provided access to the NeuBase online data room.

On December 4, 2018, Ohr delivered a draft, proposed non-binding term sheet to NeuBase.

On December 5, 2018, Dr. Slakter and Mr. Backenroth had a conference call with Dr. Stephan and representatives of NeuBase’s financial advisor to discuss due diligence relating to each company’s businesses and programs, and discussed the potential merger terms, process and timing.

On December 5, 2018, Mr. Backenroth and Dr. Stephan met in New York to discuss, among other things, the NeuBase technology, development programs, potential applications, and corporate strategy.

On December 5, 2018, the Ohr special committee held a telephonic meeting with representatives of management, Troutman and Roth in attendance. Dr. Slakter and Mr. Backenroth reported on the status of the negotiations with Party C and indicated that Ohr and Party C were not be able to agree on several outstanding and major terms. Dr. Slakter and Mr. Backenroth then discussed its current negotiations with NeuBase and discussed the terms of the proposed term sheet with the Ohr special committee. The Ohr special committee then had extensive discussions about the proposed terms sheet. Management provided an overview of the potential benefits and risks of a business combination with NeuBase. The Ohr special committee then recommended to the Ohr board of directors to instruct management to execute a term sheet on substantially similar terms and conditions as set forth in the preliminary term sheet.

On December 5, 2018, following the Ohr special committee meeting, the Ohr board of directors held a telephonic meeting with representatives of management, Troutman and Roth in attendance. Dr. Slakter and Mr. Backenroth reported on the status of the negotiations with Party C and indicated that Ohr and Party C were not be able to mutually agree on several outstanding and major terms. Dr. Slakter and Mr. Backenroth then discussed its current negotiations with NeuBase and discussed the terms of the proposed term sheet with the Ohr board of directors. The Ohr board of directors then had extensive discussions about the proposed term sheet. Management provided an overview of the potential benefits and risks of a transaction with NeuBase. The Ohr board of directors then instructed management to execute a term sheet on substantially similar terms and conditions as set forth in the preliminary term sheet.

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On December 5, 2018, following the Ohr board of directors and Ohr special committee meetings, NeuBase and Ohr executed a non-binding term sheet including a 21-day exclusivity period.

On December 6, 2018, Mr. Backenroth notified the Chairman of Party C that Ohr was no longer interested in pursuing a business combination with Party C.

On December 6, 2018, Mr. Backenroth and Dr. Stephan met at Troutman’s offices in order to discuss each company’s current product candidates, a concurrent financing for NeuBase, the proposed terms and conditions of a proposed business combination and the timeline for the proposed business combination.

On December 10, 2018, representatives of Ohr and its legal counsel and representatives of NeuBase and its legal counsel, Paul Hastings, participated in an organizational conference call to discuss the terms and conditions of a proposed business combination, the timeline of a proposed business combination, Nasdaq listing, and due diligence with respect to each company’s business.

On December 13, 2018, Mr. Backenroth met with representatives of NeuBase at NeuBase’s offices. The parties discussed their respective businesses, a potential business combination, the development plan for NeuBase’s product candidates, NeuBase’s multi-year budget and a concurrent offering of NeuBase’s securities. Additionally, Mr. Backenroth met with Robert Friedlander, one of NeuBase’s key scientific advisors for preclinical development and the Huntington’s preclinical program.

On December 17, 2018, Paul Hastings delivered a draft merger agreement to Troutman.

On December 18, 2018, Dr. Slakter, Mr. Backenroth and Dr. Stephan met at Troutman’s offices to discuss the revisions to the merger agreement, the NeuBase multi-year budget, NeuBase’s financial model, development plans, the concurrent financing by NeuBase and other pre and post-closing activities.

From December 18, 2018 until the execution of the definitive merger agreement on January 2, 2019, the companies and their respective advisors exchanged numerous drafts of the merger agreement and numerous messages and calls regarding due diligence matters and engaged in negotiations and discussions regarding the terms and conditions of the merger agreement. Significant areas of negotiation included the scope of representations and warranties and interim operating covenants, the conditions to closing, required net cash at closing for Ohr and NeuBase, and the adjustment to the exchange ratio as a result of the amount of proceeds that NeuBase is to receive in the concurrent financing.

Concurrent with these discussions, representatives of management of each of the companies, Troutman, Roth and Paul Hastings continued to have numerous discussions by teleconference to review and discuss, among other things, due diligence, the terms of the merger agreement and the timeline for the potential business combination.

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On December 26, 2018, Mr. Backenroth and Dr. Stephan participated in a series of discussions via teleconference to discuss and negotiate remaining open issues in the merger agreement. The only remaining issues related to actions that Ohr would be permitted to take during the preclosing period. The parties agreed to review this issue with the respective advisors.

On January 1, 2019, Mr. Backenroth and Dr. Stephan participated in a series of discussions via teleconference to discuss and negotiate the remaining open items in the merger agreement.

On January 2, 2019, management from Ohr and NeuBase and representatives of Troutman and Paul Hastings exchanged messages to discuss and finalize the draft merger agreement.

On January 2, 2019, the Ohr special committee held a telephonic meeting to discuss the terms of the proposed business combination with NeuBase and the fully negotiated merger agreement, a marked copy of which reflecting changes since the last draft reviewed having been distributed in advance of the meeting, and the developments since the previous draft and meeting. Together with management, Roth and Troutman, the Ohr special committee reviewed the results of Roth’s financial analysis and the terms of the proposed transaction. Representatives of Troutman updated the Ohr special committee on the negotiations with NeuBase since the previous committee meeting and reviewed with the Ohr special committee the material terms of the merger agreement. A representative of Roth reviewed with the Ohr special committee Roth’s financial analysis of the transaction and merger consideration, and later rendered to the Ohr board of directors an oral opinion, which was subsequently confirmed by delivery of a written opinion dated January 2, 2019 and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the merger consideration pursuant to the merger agreement was fair, from a financial point of view, to Ohr’s stockholders. For a detailed discussion of Roth’s opinion, please refer to the section of this joint proxy statement/prospectus entitled “The Merger—Opinion of Ohr’s Financial Advisor” beginning on page 149. The Ohr special committee also considered the factors described below under “The Merger—Recommendation of the Ohr board of directors; Reasons for the Merger” beginning on page 142, as well as the process of SEC review and the various risks, such as non-consummation of the merger, arising in connection with the proposed business combination. Following extensive discussion of all of the foregoing by the Ohr special committee, the Ohr special committee unanimously recommended that the Ohr board of directors (i) approve the merger agreement and consummation of the merger upon the terms and subject to the conditions set forth in the merger agreement, (ii) determine that the terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to, advisable and in the best interests of Ohr and its stockholders, (iii) direct that the merger agreement be submitted to Ohr’s stockholders for adoption at a special meeting, (iv) approve the filing of a registration statement for the shares to be issued to NeuBase pursuant to the merger agreement, and (v) recommend that Ohr’s stockholders adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger.

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Following the Ohr special committee meeting, the Ohr board of directors held a meeting at which the foregoing was presented and discussed. Following an extensive discussion of the foregoing, the Ohr board of directors unanimously (a) approved the merger agreement and consummation of the merger upon the terms and subject to the conditions set forth in the merger agreement, (b) determined that the terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to, advisable and in the best interests of Ohr and its stockholders, (c) directed that the merger agreement be submitted to Ohr’s stockholders for adoption at a special meeting, (d) approved the filing of a registration statement for the shares to be issued to NeuBase pursuant to the merger agreement, and (e) recommended that Ohr’s stockholders adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger. The Ohr board of directors then instructed management to finalize the transaction documents and enter into the merger agreement consistent with its instructions.

On January 2, 2019, the NeuBase board of directors executed a written consent which (i) approved the merger agreement and consummation of the merger upon the terms and subject to the conditions set forth in the merger agreement, (ii) determined that the terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to, advisable and in the best interests of NeuBase and its stockholders, (iii) directed that the merger agreement be submitted to NeuBase’s stockholders for adoption, and (iv) recommended that NeuBase stockholders adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger.

Later on January 2, 2019, each of NeuBase, Ohr and Merger Sub executed and delivered the Merger Agreement and other ancillary documents, effective as of January 2, 2019.

On January 3, 2019, NeuBase and Ohr issued a joint press release announcing the execution of the Merger Agreement and the proposed business combination.

On January 18, 2019, Ohr held a Special Meeting of Stockholders at which the stockholders approved a proposal to amend Ohr’s Certificate of Incorporation to effect a reverse stock split of its outstanding common stock at a ratio in the range of one-for-three to one-for-twenty, to be determined at the discretion of the Ohr board of directors. Following such Ohr special meeting, the Ohr board of directors approved a one-for-twenty reverse stock split of Ohr’s issued and outstanding shares of common stock.

On January 22, 2019, the Ohr filed with the Secretary of State of the State of Delaware a Certificate of Amendment to its Certificate of Incorporation (the “Certificate of Amendment”) to effect the reverse stock split.

On February 4, 2019, the Ohr common stock began trading on a split-adjusted basis.

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Ohr’s Reasons for the Merger; Recommendations of the Ohr Special Committee and the Ohr Board of Directors

On January 2, 2019, the Ohr special committee, consisting of Michael Ferguson (Chairman), Thomas M. Riedhammer and Orin Hirschman, each of whom are independent and disinterested directors of Ohr, and acting with the advice of the Ohr special committee’s legal and financial advisors, unanimously recommended to the Ohr board of directors that it (A) approve the Merger Agreement and consummation of the merger upon the terms and subject to the conditions set forth in the Merger Agreement, (B) determine that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger, are fair to, advisable and in the best interests of Ohr and its stockholders, and (C) recommended that the Ohr board of directors approve the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Ohr common stock to NeuBase’s stockholders pursuant to the terms of the Merger Agreement. On January 2, 2019, on the unanimous recommendation of the Ohr special committee, the Ohr board of directors (i) approved the Merger Agreement and consummation of the merger upon the terms and subject to the conditions set forth in the Merger Agreement, (ii) determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger, are fair to, advisable and in the best interests of Ohr and its stockholders, (iii) directed that the Merger Agreement be submitted to Ohr’s stockholders for adoption, and (iv) recommended that Ohr stockholders adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement, including the merger and the issuance of Ohr common stock to NeuBase’s stockholders pursuant to the terms of the Merger Agreement.

Accordingly, the board of directors recommends that the stockholders vote “FOR” the proposal to adopt the Merger Agreement.

In reaching its determination and recommendation, the Ohr special committee and the Ohr board of directors, as described above in the section of this joint proxy statement/prospectus entitled “The Merger—Background of the Merger” beginning on page 124, held a number of meetings, consulted with Ohr’s senior management and its advisors at Troutman and Roth, and considered a number of factors. In determining to recommend that Ohr’s stockholders vote for the proposal to adopt the Merger Agreement and the approval of the transactions contemplated thereby, including the merger and the issuance of Ohr common stock, the Ohr board of directors considered the Ohr special committee’s evaluation, analysis and unanimous recommendation, and the fact that the Ohr special committee members are not affiliated with Ohr, are not employees of Ohr or any of its affiliates and have no financial interest in the merger different from, or in addition to, the interests of Ohr’s unaffiliated stockholders, other than their interests described in the section entitled “The Merger—Interests of Ohr’s Directors and Executive Officers in the Merger” beginning on page 159 of this joint proxy statement/prospectus.

●	The Ohr special committee and the Ohr board of directors believes, based in part on the judgment, advice and analysis of Ohr management with respect to the potential strategic, financial and operational benefits of the merger (which judgment, advice and analysis was informed in part on the business, technical, financial, accounting and legal due diligence investigation performed with respect to NeuBase), that

○	the combined company will be an early-stage company with a high value platform technology with the potential to build a large diversified development portfolio;

○	the combined company will be led by experienced senior management from NeuBase and a board of directors of five members designated by NeuBase;

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○	NeuBase has delivered support agreements from its officers, directors and certain of its affiliated stockholders, representing approximately 60.87% of NeuBase’s outstanding capital stock, in which each such individual or entity has agreed to vote in favor of the Merger Agreement and the related transactions; and

○	the combined company will be able to maintain Ohr’s listing on Nasdaq.

●	The Ohr special committee and the Ohr board of directors also reviewed with the management of Ohr the current plans of NeuBase for developing its product candidates to confirm the likelihood that the combined company would possess sufficient financial resources. The Ohr special committee and the Ohr board of directors also considered the possibility that the combined company would be able to take advantage of the potential benefits resulting from the combination of Ohr and NeuBase to raise additional funds in the future.

●	The Ohr special committee and the Ohr board of directors considered the opportunity as a result of the merger for Ohr’s stockholders to participate in the potential value that may result from development of the NeuBase PATrOL™ platform and product candidate portfolio and the potential increase in value of the combined company following the merger.

●	The Ohr special committee and the Ohr board of directors concluded that the merger would provide the existing Ohr stockholders with a significant opportunity to participate in the potential increase in value of the combined company following the merger.

●	The Ohr special committee and the Ohr board of directors considered management’s view of the valuation of the potential merger candidates. In particular, taking into account the advice of Roth, the board of directors’ view that NeuBase was the most attractive candidate because of its PATrOL™ platform technology and preclinical programs focused on gene silencing for genetic disorders. After considering the financial advice it had received from Roth, the Ohr board of directors believed that the merger would create a publicly traded genetic medicines company that would create more value for Ohr’s stockholders than any of the other proposals that the Ohr board of directors had received.

●	The Ohr special committee and the Ohr board of directors considered the results of discussions with third parties relating to a possible business combination or similar transaction with Ohr.

●	The Ohr special committee and the Ohr board of directors considered the process they had undertaken in connection with pursuing a strategic transaction and the terms and conditions of the proposed merger, in each case in light of the current market dynamics.

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●	The Ohr special committee and the Ohr board of directors considered current financial market conditions and historical market prices, volatility and trading information with respect to Ohr common stock.

●	The Ohr special committee and the Ohr board of directors considered the potential for obtaining a superior offer from an alternative purchaser in light of the other potential strategic buyers previously identified and contacted by or on behalf of Ohr and the risk of losing the proposed transaction with NeuBase.

●	The Ohr special committee and the Ohr board of directors considered the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination rights of the parties.

●	The Ohr special committee and the Ohr board of directors also reviewed various factors impacting the financial condition, results of operations and prospects for Ohr, including:

○	the strategic alternatives of Ohr to the merger, including potential transactions that could have resulted from discussions that Ohr’s management conducted with other potential merger partners;

○	information concerning Ohr’s business, financial performance (both past and prospective) and its financial condition, results of operation (both past and prospective), business and strategic objectives, as well as the risks of accomplishing those objectives;

○	Ohr’s business and financial prospects if it were to remain an independent company and the Ohr board of directors’ determination that Ohr could not continue to operate as an independent company and needed to enter into an agreement with a strategic partner;

○	the consequences of the negative results from the MAKO study, and the likelihood that the resulting circumstances for Ohr would not change for the benefit of Ohr’s stockholders in the foreseeable future on a stand-alone basis;

○	Ohr prospects to raise the significant amount of funds it would require to continue to complete the required development of its assets would not change for the benefit of the Ohr stockholders in the foreseeable future on a stand-alone basis;

○	the risks associated with, and the uncertain value, timing and costs to stockholders of, liquidating Ohr or effecting a sale of all or some of its assets and thereafter distributing the proceeds;

○	the risks of continuing to operate Ohr on a stand-alone basis, including Ohr’s current financial situation, the need to rebuild Ohr’s product development programs, infrastructure and management to continue its operations; and

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○	the risks associated with Ohr’s inability to maintain its Nasdaq listing without completing the merger.

The Ohr special committee and the Ohr board of directors also reviewed the terms and conditions of the proposed Merger Agreement and associated transactions, as well as the safeguards and protective provisions included therein intended to mitigate risks, including:

●	the fact that immediately following the consummation of the merger, NeuBase’s current stockholders, option holders, warrant holders and note holders are expected to own approximately 80% of the Fully-Diluted Common Stock of Ohr, and Ohr’s current stockholders, option holders, warrant holders and note holders, whose shares of Ohr stock will remain outstanding after the merger, are expected to hold approximately 20% of the Fully-Diluted Ohr Common Stock subject to final adjustment based on the financing;

●	the final exchange ratio used to establish the number of shares of Ohr common stock to be issued in the merger is based upon Ohr’s capitalization numbers immediately prior to the consummation of the merger; however, the estimated exchange ratio contained in this joint proxy statement/prospectus is based upon Ohr’s capitalization numbers immediately prior to the date of this joint proxy statement/prospectus, and will be adjusted to account for the issuance of any additional shares of Ohr common stock prior to the consummation of the merger and NeuBase Financings;

●	the limited number and nature of the conditions to the NeuBase obligation to consummate the merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the merger will be consummated on a timely basis;

●	the respective rights of, and limitations on, Ohr and NeuBase under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Ohr receive a superior proposal;

●	the reasonableness of the potential termination fee payable by Ohr under certain circumstances of $250,000 or the reasonableness of the potential termination fee payable by NeuBase under certain circumstances of $250,000;

●	the support agreements, pursuant to which certain directors, officers and affiliated stockholders of NeuBase agreed, solely in their capacity as stockholders, to vote all of their shares of NeuBase capital stock in favor of adoption of the Merger Agreement; and

●	the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, the Ohr special committee and the Ohr board of directors also considered a variety of risks and other countervailing factors related to entering into the merger, including:

●	the $250,000 termination fee that may be payable to NeuBase upon the occurrence of certain events, and the potential effect of such termination fee or reimbursement of transaction expenses in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Ohr’s stockholders;

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●	the substantial expenses to be incurred in connection with the merger;

●	the possible volatility, at least in the short term, of the trading price of the Ohr common stock resulting from the merger announcement;

●	the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger or on the delay or failure to complete the merger on the reputation of Ohr;

●	the risk to Ohr’s business, operations and financial results in the event that the merger is not consummated;

●	the strategic direction of the continuing entity following the completion of the merger, which will be determined by a board of directors, all of whom will initially designated entirely by NeuBase;

●	the challenges inherent in the combination of the two divergent businesses of the size and scope of Ohr and NeuBase; and

●	various other risks associated with the combined company and the merger, including those described in the section entitled “Risk Factors” beginning on page 36 of this joint proxy statement/prospectus.

NeuBase’s Reasons for the Merger

The following discussion sets forth material factors considered by the NeuBase board of directors in reaching its determination to authorize the Merger Agreement and approve the merger. However, it may not include all of the factors considered by the NeuBase board of directors. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement and the merger, the NeuBase board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The NeuBase board of directors viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it.

In the course of reaching its decision to approve the merger, the NeuBase board of directors consulted with its senior management, financial advisors and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

●	the potential increased access to sources of capital and a broader range of investors to support the development of its product candidates following consummation of the transaction compared to if NeuBase continued to operate as a privately held company;

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●	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

●	the NeuBase board of directors’ belief that no alternatives to the merger were reasonably likely to create greater value for NeuBase’s stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the NeuBase board of directors and the likelihood of achieving any alternative transaction compared to the likelihood of completing the merger;

●	the cash resources of the combined company, expected to be available at the closing of the merger relative to the anticipated burn rate of the combined company;

●	the business, history and credibility of Ohr;

●	the availability of appraisal rights under the Delaware General Corporation Law to holders of NeuBase’s capital stock who comply with the required procedures under the Delaware General Corporation Law, which allow such holders to seek appraisal of the fair value of their shares of NeuBase capital stock as determined by the Delaware Court of Chancery;

●	the expectation that the merger with Ohr would be a more time- and cost-effective means to access capital than other options considered by the NeuBase board of directors, including additional private financings or an initial public offering;

●	the terms and conditions of the Merger Agreement, including, without limitation, the following:

○	the determination that the expected relative percentage ownership of NeuBase’s stockholders and Ohr’s stockholders in the combined company was appropriate in the judgment of the NeuBase board of directors, based on the NeuBase board of directors’ assessment of the approximate valuations of Ohr and NeuBase;

○	the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes;

○	the limited number and nature of the conditions of the obligation of Ohr to consummate the merger;

○	the conclusion of the NeuBase board of directors that the potential termination fee of $250,000, payable by Ohr or NeuBase to the other party, and the circumstances when such fee may be payable, were reasonable;

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○	the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

○	the fact that shares of Ohr common stock issued to NeuBase’s stockholders will be registered on a Form S-4 registration statement and will become freely tradable for NeuBase’s stockholders who are not affiliates of NeuBase;

○	the support agreements, pursuant to which certain directors, officers and stockholders of NeuBase and Ohr, respectively, have agreed, solely in their capacity as stockholders of NeuBase and Ohr, respectively, to vote all of their shares of NeuBase common stock or Ohr common stock, respectively, in favor of the adoption of the Merger Agreement;

○	the expectation that the combined company will obtain a Nasdaq listing for the NeuBase common stock and the fact that Ohr will change its name to “NeuBase Therapeutics, Inc.” upon the closing of the merger;

○	the competitive market conditions private companies currently face when seeking exchange traded merger or business combination partners;

○	the fact that the proposed merger may enable certain stockholders of Ohr and NeuBase to increase the value of their current stockholding; and

○	the likelihood that the merger will be consummated on a timely basis.

The NeuBase board of directors also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the Merger Agreement, including the following:

●	the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on the reputation of NeuBase and the ability of NeuBase to obtain financing in the future in the event the merger is not completed;

●	the termination fee of $250,000, payable by NeuBase to Ohr upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to NeuBase’s stockholders;

●	the risk that the merger might not be consummated in a timely manner or at all;

●	the expenses to be incurred in connection with the merger, which expenses will continue to be borne by NeuBase even if the merger does not close;

●	the related administrative challenges associated with combining the companies;

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●	the additional expenses and obligations to which NeuBase’s business will be subject following the merger that NeuBase has not previously been subject to, and the operational changes to NeuBase’s business, in each case that may result from being a public company;

●	the current liabilities and obligations of Ohr; and

●	various other risks associated with the combined company and the merger, including litigation risks and the risks described in the section entitled “Risk Factors” beginning on page 36 of this joint proxy statement/prospectus.

The foregoing information and factors considered by the NeuBase board of directors are not intended to be exhaustive, but are believed to include all of the material factors considered by the NeuBase board of directors. The NeuBase board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, NeuBase’s management and NeuBase’s advisors, and considered the factors overall to be favorable to, and to support, its determination to approve and authorize the Merger Agreement and the transactions contemplated thereby.

Opinion of Ohr’s Financial Advisor

The following information in this section entitled “Opinion of Ohr’s Financial Advisor does not give effect to the Ohr Reverse Stock Split described in Proposal No. 2 and does not give effect to the one-for-twenty reverse stock split of Ohr common stock effective on February 4, 2019.

Scope of the Assignment

In February 2018, the Ohr board of directors engaged Roth to provide strategic advisory services in connection with evaluating and considering various strategic alternatives, ultimately resulting in the Merger and a request by Ohr that Roth render an opinion as to whether the Consideration to be paid by Ohr in the Merger, as provided in the Merger Agreement, was fair, from a financial point of view, to the Ohr Stockholders. At the January 2, 2019 meeting of the Ohr board of directors, Roth rendered its oral opinion, subsequently confirmed by delivery of a written opinion dated January 2, 2019, to the Ohr board of directors that, as of the date of such opinion, and based upon the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review set forth in its written opinion, the Consideration to be paid by Ohr in the merger was fair, from a financial point of view, to Ohr’ stockholders. For purposes of Roth’s opinion, the term “Consideration” means the total number of shares of Ohr common stock to be issued in the merger.

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The full text of Roth’s written opinion, which sets forth the procedures followed, assumptions made, matters considered, and qualifications and limitations of the review undertaken in connection with such opinion, is attached to this joint proxy statement/prospectus as Annex D and is incorporated by reference in its entirety to this joint proxy statement/prospectus. Roth’s opinion was intended solely for the benefit and use of the Ohr board of directors (in its capacity as such) in connection with its consideration of the merger. Roth’s opinion was not intended to be used for any other purpose without Roth’s prior written consent in each instance, except as expressly provided for in the engagement letter between Ohr and Roth. Roth has consented to the use of Roth’s opinion in this joint proxy statement/prospectus. Roth’s opinion did not address Ohr’s underlying business decision to enter into the Merger Agreement or complete the merger or the merits of the merger as compared to any alternative transactions that were or may be available to Ohr, and did not constitute a recommendation to the Ohr board of directors or to any Ohr’s stockholder as to how such stockholder should vote with respect to the merger or otherwise. The following summary of Roth’s opinion is qualified in its entirety by reference to the full text of such opinion.

For purposes of its opinion and in connection with its review, Roth, among other things:

●	reviewed the draft Merger Agreement;

●	reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Ohr and NeuBase that were furnished to Roth by management of Ohr and NeuBase, respectively;

●	conducted discussions with members of senior management and representatives of Ohr and NeuBase concerning the matters described in the preceding bullet point;

●	reviewed the pro forma ownership structure of the combined entity resulting from the merger;

●	discussed the past and current operations and financial condition and the prospects of Ohr and NeuBase with members of senior management of Ohr and NeuBase, respectively;

●	reviewed the financial terms, to the extent publicly available, of certain acquisition and financing transactions that Roth determined relevant;

●	performed a discounted cash flow analysis of NeuBase; and

●	performed such other analyses and considered such other factors as Roth deemed appropriate for the purpose of rendering its opinion.

In its opinion, Roth noted that the Merger Agreement provided that the number of shares of Ohr common stock issuable in the merger will be based on the relative pre-money valuation of Ohr and NeuBase with Ohr having a pre-money valuation equal to $8 million, and NeuBase having a pre-money valuation equal to $32 million. In the event that the Additional Company Proceeds exceed $4 million, the number of shares of Ohr common stock issuable in the merger is subject to further adjustment so that the stockholders of Ohr and NeuBase share in any additional dilution. For purposes of Roth’s opinion, Ohr’s management advised Roth, and Roth assumed without independent verification that (i) the Additional Company Proceeds will be $4 million, (ii) the merger consideration will consist solely of the issuance of 225,785,712 shares of Ohr common stock (estimated prior to the reverse split effected by Ohr on February 2, 2019), (iii) the former holders of NeuBase capital stock will own 80.0% of the outstanding equity of Ohr immediately following the effective time of the merger and the holders of the outstanding equity of Ohr immediately prior to the merger will own 20.0% of the outstanding equity of Ohr immediately following the effective time.

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In rendering its opinion, Roth assumed and relied upon the accuracy and completeness of all information that was publicly available or was furnished to or discussed with Roth by Ohr or NeuBase or otherwise reviewed by Roth. With respect to information provided to or reviewed by it, Roth was advised by the managements of Ohr and NeuBase that such information was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Ohr or NeuBase, as applicable. Roth did not express any view as to the reasonableness of such financial information or the assumptions on which it was based.

Roth further relied on the assurances of Ohr’s management that they were not aware of any facts that would make the information provided to Roth incomplete or misleading. Roth did not make and was not provided with any independent evaluations or appraisals of any of the assets, properties, liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) or securities, nor did Roth make any physical inspection of the properties or assets, of Ohr or NeuBase. Roth did not evaluate the solvency or fair value of Ohr, NeuBase, or any of their respective subsidiaries (or the impact of the transactions contemplated by the Merger Agreement thereon) under any law relating to bankruptcy, insolvency or similar matters.

Roth relied upon and assumed, without independent verification, that the representation and warranties of all parties set forth in the Merger Agreement and all related documents and instruments that are referred to therein are true and correct. In addition, Roth assumed that the Merger would be consummated in accordance with the terms set forth in the draft Merger Agreement without any waiver, amendment or delay of any terms or conditions that would be material to Roth’s analysis. Representatives of Ohr advised Roth that, and Roth further assumed that, the final terms of the Merger Agreement would not differ from the terms set forth in the draft Merger Agreement reviewed by Roth in any respect material to Roth’s analysis. Roth also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without imposition of any terms or conditions that would be material to Roth’s analysis.

Roth noted that events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Roth did not undertake any obligation to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of such opinion.

Roth is not a legal, tax or regulatory advisor, and did not express any opinion as to any tax or other consequences that may arise from the transactions contemplated by the Merger Agreement, nor does its opinion address any legal, regulatory or accounting matters, as to which Roth understood that Ohr had obtained such advice as it deemed necessary from qualified professionals. Roth is a financial advisor only and relied upon, without independent verification, the assessment of Ohr and NeuBase and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Roth assumed that the merger will have the tax effects contemplated by the Merger Agreement.

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Roth is a nationally recognized investment banking firm that provides financial advisory services and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, secondary distributions of listed and unlisted securities, and valuations for corporate, estate and other purposes. Roth was selected by Ohr based on Roth’s experience, expertise, reputation and familiarity with Ohr. The Ohr board of directors did not impose any limitations on Roth with respect to the investigations made or procedures followed in rendering its opinion. Roth’s opinion was approved by a fairness committee at Roth in accordance with the requirements of FINRA Rule 5150.

In rendering its opinion, Roth expressed no opinion as to the amount or nature of any compensation to any officers, directors, or employees of Ohr, or any class of such persons, whether relative to the consideration to be paid in the merger or otherwise, or with respect to the fairness of any such compensation.

Roth was not asked to, nor did it, offer any opinion as to the terms, other than the consideration to be paid by Ohr to the extent expressly set forth in Roth’s opinion, of the Merger Agreement or the form of the merger. Roth did not express any opinion with respect to the terms of any other agreement entered into or to be entered into in connection with the merger. Roth expressed no opinion as to the price at which shares of Ohr common stock may trade at any time subsequent to the announcement or consummation of the merger.

Ohr paid Roth a $50,000 retainer upon execution of its engagement letter and agreed to pay Roth a fee of $175,000 for rendering its opinion, which became payable upon the delivery of Roth’s opinion. Ohr has also agreed to pay Roth an additional fee of $350,000, contingent upon closing of the merger and against which the $50,000 retainer and $175,000 opinion fee will be credited. In addition, Ohr agreed to indemnify Roth for certain liabilities arising out of its engagement and agreed to reimburse Roth for its expenses, including attorney’s fees and disbursements. In the two years prior to the date of its opinion, Roth has not provided any services to Ohr or NeuBase. Roth may in the future provide investment banking and financial advisory services to Ohr, NeuBase and their respective affiliates for which services Roth would expect to receive customary fees.

Roth is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, Roth and its affiliates may actively trade securities of Ohr for its own account or the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

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Summary of Analyses

The following is a summary of the material financial analyses performed by Roth in connection with reaching its opinion:

●	Public market valuation with respect to Ohr;

●	Analysis of consideration to be paid by Ohr;

●	IPO comparables analysis with respect to NeuBase;

●	Publicly traded comparable company analysis: gene therapy and orphan diseases with respect to NeuBase;

●	Precedent early stage M&A transactions with respect to NeuBase;

●	Precedent early stage licensing transactions with respect to NeuBase; and

●	Discounted cash flow analysis with respect to NeuBase.

The following summaries are not a comprehensive description of Roth’s opinion or the analyses and examinations conducted by Roth, and the preparation of an opinion necessarily is not susceptible to partial analysis or summary description. Roth believes that such analyses and the following summaries must be considered as a whole and that selecting portions of such analyses and of the factors considered, without considering all such analyses and factors, would create an incomplete view of the process underlying the analyses. The order in which the analyses are described below does not represent the relative importance or weight given to the analyses by Roth. Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand the analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of Roth’s analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the analyses.

Roth did not perform a valuation of the enterprise value of Ohr using traditional valuation analyses such as the discounted cash flow analysis and trading comparables for Ohr as a stand-alone entity.

In performing its analyses, Roth made numerous assumptions with respect to industry performance and general business and economic conditions such as industry growth, inflation, interest rates and many other matters, many of which are beyond the control of Ohr, NeuBase and Roth. Any estimates contained in Roth’s analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 2, 2019 and is not necessarily indicative of current market conditions.

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Public Market Valuation—Ohr

Using publicly available information, Roth noted that the stock price of Ohr common stock was $0.086 and its 20-day volume weighted average trading price was $0.116 per share on December 31, 2018. Based upon these values for Ohr common stock and the number of outstanding shares of Ohr common stock as provided by management of Ohr, Roth calculated Ohr’s stand-alone enterprise value as approximately $3.9 million to $5.5 million.

Consideration Analysis

Based on the terms provided by the management of Ohr, Roth assumed that Ohr will issue 225,785,712 shares of Ohr common stock in the merger. As provided above, Roth noted that the stock price of Ohr common stock on December 31, 2018 was $0.086 and its 20-day volume weighted average trading price was $0.116. Roth calculated the Ohr common stock to be paid in the merger to be $26.1 million.

Initial Public Offering Comparables Analysis—NeuBase

Roth reviewed publicly available information relating to the following initial public offerings of companies in the gene therapy and orphan disease sector considered by Roth to be similar to NeuBase, which had preclinical product candidates:

IPO Date	Issuer
October 18, 2018	LogicBio Therapeutics, Inc.
May 23, 2018	Scholar Rock Holding Corp
March 27, 2018	Homology Medicines, Inc.
September 19, 2017	Krystal Biotech, Inc.
July 19, 2016	Audentes Therapeutics, Inc.
May 5, 2016	Intellia Therapeutics, Inc.
February 2, 2016	Editas Medicine, Inc.
November 10, 2015	WAVE Life Sciences Ltd.
September 16, 2015	Regenxbio Inc.

Roth noted that although such companies had certain financial and operating characteristics that could be considered similar to those of NeuBase, none of the companies had the same management, make-up, regulatory outlook, technology or size or mix of business as NeuBase and, accordingly, there were inherent limitations on the applicability of these IPOs to the valuation analysis of NeuBase. Roth also noted that market conditions have varied significantly over the precedent time period.

Roth calculated the enterprise value of the issuer in each of the IPOs. The results of this analysis are summarized as follows:

Enterprise Value at IPO ($ in millions)
Mean	$236.3
Median	$219.4

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Publicly Traded Comparable Company Analysis—NeuBase

Roth reviewed publicly available information relating to the following publicly-traded companies with market capitalizations between $198.0 million and $1.08 billion in the gene therapy and orphan indication sector with preclinical or Phase 1 or 1/2 product candidates that as of December 31, 2018 did not have human data (the “Companies”), which criteria were applied to select for companies similar to NeuBase:

●	Editas Medicine, Inc.;

●	Hormology Medicines, Inc.;

●	Scholar Rock Holding Corp;

●	Krystal Biotech, Inc.;

●	LogicBio Therapeutics, Inc.;

●	Translate Bio, Inc.; and

●	Adverum Biotechnologies, Inc.

Roth noted that, although such companies had certain financial and operating characteristics that could be considered similar to those of NeuBase, none of the companies had the same management, make-up, regulatory outlook, technology, or size or mix of business as NeuBase and, accordingly, there were inherent limitations on the applicability of such companies to the valuation analysis of NeuBase.

Roth calculated the enterprise value of each company. The results of this analysis are summarized as follows:

Enterprise Value at December 31, 2018 ($ in millions)
Companies
Mean	$342.8
Median	$247.5

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Precedent Early Stage Merger and Acquisition Transactions—NeuBase

Roth reviewed publicly available information relating to the following acquisitions of companies in the biopharmaceutical industry considered by Roth to be similar to NeuBase, which had preclinical candidates and occurred between January 2016 and September 2018 (the “Selected M&A Transactions”):

Date	Target	Acquirer
September 28, 2018	Tusk	Roche
September 25, 2018	Ichorion	Cerecor
August 28, 2018	ProstaGene	CytoDyn
August 10, 2018	Quethera	Astellas
May 2, 2018	BeneVir	Johnson & Johnson
December 23, 2017	Discuva	Summit
January 26, 2017	Delinia	Celgene
July 6, 2016	MiaMed	Amicus
January 11, 2016	AbVitro	Juno

Roth noted that although the companies that were acquired in the Selected M&A Transactions had certain financial and operating characteristics that could be considered similar to those of NeuBase, none of such companies had the same management, make-up, regulatory outlook, technology, or size or mix of business as NeuBase and, accordingly, there were inherent limitations on the applicability of these Selected M&A Transactions to the valuation analysis of NeuBase. Roth also noted that market conditions have varied significantly over the precedent time period.

Roth calculated the total value of the Selected M&A Transactions. The results of this analysis are summarized as follows:

Valuation ($ in millions)
Mean	$241.1
Median	$99.9

Precedent Early Stage Merger and Acquisition Transactions—NeuBase

Roth reviewed publicly available information relating to the following licensing transactions of companies in the biopharmaceutical industry considered by Roth to be similar to NeuBase, which had preclinical candidates and occurred between April 2016 and November 2018 (the “Selected Licensing Transactions”):

Date	Licensee	Licensor
November 8, 2018	LG Chem	Cue Biopharma
October 24, 2018	Alexion Pharma	Dicerna
October 22, 2018	Orgenesis	Hemogenyx
August 23, 2018	BlueBird Bio	Gritstone
April 2, 2018	MedImmune	Compugen
November 16, 2017	Merck	Cue Biopharma
September 20, 2016	Vaccinex	Bioasis
April 11, 2016	Regeneron Pharma	Intellia Therapeutics

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Roth noted that although the companies that were acquired in the Selected Licensing Transactions had certain financial and operating characteristics that could be considered similar to those of NeuBase, none of such companies had the same management, make-up, regulatory outlook, technology, or size or mix of business as NeuBase and, accordingly, there were inherent limitations on the applicability of these Selected Licensing Transactions to the valuation analysis of NeuBase. Roth also noted that market conditions have varied significantly over the precedent time period.

Roth calculated the total value of the Selected Licensing Transactions. The results of this analysis are summarized as follows:

Valuation ($ in millions)
Mean	$150.4
Median	$81.0

Discounted Cash Flow Analysis

The discounted cash flow analysis is a “forward looking” methodology and is based on projected future cash flows to be generated by NeuBase which are then discounted back to the present. This methodology has three primary components: (1) the present value of projected unlevered cash flows for a determined period; (2) the present value of the terminal value of cash flows (representing firm value beyond the time horizon on the projections); (3) the weighted average cost of capital (“WACC”) used to discount such future cash flows and terminal value back to the present. In the discounted cash flow analysis, Roth used NeuBase management’s unlevered free cash flow projections and then applied a “probability of success” adjustment based on Clinical Development Success Rates 2006-2015 Sourcebook probabilities of clinical success in Phase 1, Phase 2, Phase 3, and NDA stages of development. The future cash flows plus the terminal value of such cash flows are discounted by the WACC, to derive a present value.

In conducting its discounted cash flow analysis for the purpose of determining the enterprise value of NeuBase, Roth applied the projected unlevered free cash flow that NeuBase is expected to generate during fiscal years 2019 to 2030 from its NT0100 and NT0200 programs based upon financial projections prepared by NeuBase’s management. Terminal values at a multiple of 1.0x, 1.5x, and 2.0x were applied to total unlevered free cash flow estimates in year 2030 to complete the basis for calculating the present value of future free cash flows.

The future free cash flows are then discounted by the WACC, to derive a present value.

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In selecting an appropriate discount rate, Roth took into account the following:

Neubase Therapeutics, Inc.

(USD in millions)

ASSUMPTIONS

Tax Rate (5 Year Average)	0.0%
Risk-Free Rate of Return (Rf)	2.51%
S&P 500 Market Return (Rm) - Yearly for Last 10 Years	11.3%
Size Premium	5.6%
D/(D+P+E)	0.0%
D/E	0.0%
P/E	0.0%
Choice for Cost of Debt	Company
Cost of Debt (Rd) - Average of Last 5 Issued Bonds	0.0%
Comparable Corporate Yield Curve Rate	3.7%
Cost of Preferred (Rp)	0.0%

WACC

Market Risk Premium (Rm - Rf)	8.8%
Multipled by: Unlevered Beta	1.548
Adjusted Market Risk Premium	13.6%
Add: Risk-Free Rate of Return (Rf)(1)	2.5%
Add: Size Premium	5.6%
Cost of Equity	21.7%
Multiplied by: E/(D+P+E)	100.0%
Cost of Equity Portion	21.7%

Cost of Debt (Rd) - Average of Last 5 Issued Bonds	0.0%
Tax Rate (5 Year Average)	0.0%
After-Tax Cost of Debt	0.0%
Multiplied by: D/(D+P+E)	0.0%
Cost of Debt Portion	0.0%

Cost of Preferred (Rp)	0.0%
Multiplied by: P/(D+P+E)	0.0%
Cost of Preferred Portion	0.0%

WACC	21.7%

Interest on United States Treasury Constant Maturity - 5 Year

Equity Size Premium from Morningstar / Ibbotson SBBI Valuation Yearbook 2009

Beta inputs source: Bloomberg; 12/31/2019

Unlevered Beta = Levered Beta / ( 1 + ((D/E) * (1 - T)) + P/E)

Levered Beta = Unlevered Beta * ( 1 + ((D/E) * (1 - T)) + P/E)

Source: S&P Capital IQ, as of 12/31/2018

BETA CALCULATION
		5Yr Avg	Levered	Total	Mkt. Val.	Pref	Debt/	Pref/	Unlevered
Ticker	Name	Tax Rate	Beta	Debt	Equity	Equity	Equity	Equity	Beta
ADVM	Adverum Biotechnologies, Inc.	0.0%	1.210	0.0	198.0	0.0	0.0%	0.0%	1.210
BOLD	Audentes Therapeutics, Inc.	0.0%	1.310	0.0	910.1	0.0	0.0%	0.0%	1.310
CRSP	CRISPR Therapeutics AG	0.0%	1.930	0.0	1,479.9	0.0	0.0%	0.0%	1.930
EDIT	Editas Medicine, Inc.	0.0%	1.700	32.7	1,080.5	0.0	3.0%	0.0%	1.650
NTLA	Intellia Therapeutics, Inc.	0.0%	1.890	0.0	592.7	0.0	0.0%	0.0%	1.890
RGNX	REGENXBIO Inc.	0.0%	1.300	0.0	1,503.5	0.0	0.0%	0.0%	1.300

Average			1.557						1.548

Application of the foregoing assumptions resulted in a 21.7% WACC. Roth performed a sensitivity analysis using discount rates from 16.7% to 26.7% to arrive at a range of present values. Based on the foregoing, Roth computed an enterprise value range of $56.8 million to $216.6 million. By conducting an analysis of a range of discount rates rather than relying one specific WACC, Roth is comfortable that the analysis is appropriate.

Miscellaneous

This summary is not a complete description of Roth’s opinion or the underlying analyses and factors considered in connection with Roth’s opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Roth believes that its analyses described above must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Roth opinion. In arriving at its fairness determination, Roth considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, it made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction in the analyses described above is identical to Ohr, NeuBase or the merger.

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In conducting its analyses and arriving at its opinion, Roth utilized a variety of valuation methods. The analyses were prepared solely for the purpose of enabling Roth to provide its opinion to the Ohr board of directors as to the fairness, from a financial point of view, to Ohr’s stockholders of the consideration to be paid by Ohr in the merger, as of the date of the opinion, and do not purport to be an appraisal or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty.

The terms of the Merger were determined through arm’s-length negotiations between Ohr and NeuBase and were approved by the Ohr board of directors. Although Roth provided advice to the Ohr board of directors during the course of these negotiations, the decision to enter into the Merger Agreement was solely that of the Ohr board of directors. Roth did not recommend any specific consideration to Ohr or the Ohr board of directors, or that any specific amount or type of consideration constituted the only appropriate consideration for the merger. As described above, the opinion of Roth and its presentation to the Ohr board of directors were among a number of factors taken into consideration by the Ohr board of directors in making its determination to approve the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement.

Interests of Ohr’s Directors and Executive Officers in the Merger

In considering the recommendation of the Ohr special committee and the Ohr board of directors that you vote in favor of the Merger Agreement, you should be aware that aside from their interests as Ohr stockholders, the directors and executive officers of Ohr have interests in the merger that are different from, or in addition to, those of other Ohr stockholders generally. Members of the Ohr board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the merger, and in recommending to Ohr stockholders to vote in favor of the merger-related proposals outlined herein. See the section of this joint proxy statement/prospectus entitled “The Merger—Ohr’s Reasons for the Merger; Recommendations of the Ohr Special Committee and the Ohr Board of Directors” beginning on page 142. Ohr stockholders should take these interests into account in deciding whether to vote in favor of the merger-related proposals outlined herein. These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below.

Indemnification

The Merger Agreement further provides that:

●	from and after the effective time of the merger, Ohr has agreed to fulfill and honor in all respects the obligations of Ohr which exist prior to the date of the Merger Agreement to indemnify Ohr’s present and former directors and officers and their heirs, executors and assigns;

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●	the organizational documents of Ohr will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Ohr than are presently set forth in the certificate of incorporation and bylaws (or equivalent organizational documents) of Ohr; and

●	Ohr will secure a “tail” policy on Ohr’s existing directors’ and officers’ liability insurance policy for a period of at least three years.

Common Stock Ownership Interests

As of March 5, 2019, Ohr’s directors and executive officers beneficially owned, in the aggregate, 8.9% of the shares of Ohr common stock, which for purposes of this subsection excludes any shares of Ohr common stock issuable upon exercise of Ohr stock options or warrants held by such individual. The affirmative vote of the holders of a majority of the shares of Ohr common stock present in person or represented by proxy at the Ohr special meeting and entitled to vote is required for approval of Proposal Nos. 2, 3 and 6. The affirmative vote of the holders of a majority of the votes cast is required for approval of Proposal Nos. 4 and 5 (meaning the number of shares voted “FOR” the proposal must exceed the number of share voted “AGAINST” the proposal). Abstentions from voting, if any, on Proposal Nos. 2, 3 and 6 will have the same effect as a vote “AGAINST” such proposals, but abstentions from voting, if any will have no effect on Proposal Nos. 4 and 5 because abstentions will not be considered votes cast. Broker non-votes, if any, on Proposal No. 1 will have the same effect as a vote “AGAINST” such proposal, but broker non-votes, if any, on Proposal Nos. 3, 4, 5 and 6 will not be counted as votes cast and accordingly will have no effect upon the outcome of such proposals. It is Ohr’s belief that Proposal No. 2 is a routine matter for which brokers will have authority to vote shares of Ohr common stock if stockholder instructions are not given to such brokers. Each of Ohr’s executive officers and directors has also entered into a support agreement in connection with the merger. For a more detailed discussion of the support agreements, please see the section entitled “Agreements Related to the Merger—Support Agreements—Ohr Support Agreement” beginning on page 206 of this joint proxy statement/prospectus.

Warrants

As of March 5, 2019, Dr. Jason Slakter, Sam Backenroth and Orin Hirschman owned 5,001, 2,501, and 6,001 warrants to purchase Ohr common stock, respectively. The number of shares of Ohr common stock underlying such warrants and the exercise price of such warrants will be adjusted appropriately to reflect the Ohr Reverse Stock Split. Based on a per share Ohr stock price of $2.17, and the other assumptions set forth in footnote 2 of the table under the section of this joint proxy statement/prospectus entitled “The Merger— Ohr Named Executive Officer Golden Parachute Payments” beginning on page 164, none of Dr. Slakter, Mr. Backenroth or Mr. Hirschman would receive any amount, net of exercise price, if such individual exercised his warrants and immediately sold the Ohr common stock acquired upon exercise.

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Effect of Merger on Ohr Stock Awards

Under the Merger Agreement, as of immediately prior to the effective time of the merger, the vesting of all outstanding options to purchase shares of Ohr common stock, including those held by Ohr’s executive officers and directors, will accelerate in full subject to the cancellation of certain options outlined in the Merger Agreement. The number of shares of Ohr common stock underlying such options and the exercise price of such options will be adjusted appropriately to reflect the Ohr Reverse Stock Split.

Based on a per share Ohr stock price of $2.17, and the other assumptions set forth in footnote 2 of the table under the section of this joint proxy statement/prospectus entitled “The Merger—Ohr Named Executive Officers Golden Parachute Payments” beginning on page 164, none of the executive officers or directors would receive any amount, net of exercise price, if such individual exercised his or her unvested options that will vest at the time of closing and immediately sold the Ohr common stock acquired upon exercise.

The table below sets forth information regarding the Ohr stock options held by each of Ohr’s executive officers and directors, and those subject to cancellation, as of March 5, 2019. The number of shares of Ohr common stock underlying such options will be adjusted appropriately to reflect the Ohr Reverse Stock Split.

Name	Number of Vested Company Stock Options Held	Number of Unvested Company Stock Options Held	Number of Company Stock Options to be Cancelled Prior to the Merger	Number of Company Stock Options Held Following the Merger
Executive Officers
Dr. Jason Slakter	13,000	6,500	—	19,500
Sam Backenroth	14,666	5,834	3,000	17,500

Non-Employee Directors
Orin Hirschman	15,366	4,084	7,200	12,250
June Almenoff	12,866	2,834	7,200	8,500
Thomas Riedhammer	12,866	2,834	7,200	8,500
Michael Ferguson	18,750	6,250	—	25,000

Executive Positions and Employment Agreement Following the Merger

Sam Backenroth is currently the Chief Financial Officer of Ohr and it is anticipated he will continue as Chief Financial Officer of the combined company after the effective time of the merger. Ohr anticipates that Mr. Backenroth will enter into a new employment agreement with the combined company, although as of the date hereof, no terms of employment have been agreed to between Ohr and Mr. Backenroth.

Director Compensation

Ohr compensates its non-employee directors for their service on the Ohr board of directors. Non-employee members of the Ohr board of directors receive a combination of cash compensation, in the form of annual retainers, and equity incentive compensation, in the form of stock option awards, for their service on the Ohr board of directors. At the effective time of the merger, all current directors on the Ohr board of directors will resign.

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Please see the section of this joint proxy statement/prospectus entitled “—Effect of the Merger on Ohr Stock Awards” beginning on page 161 above for more information on the treatment of equity held by directors in the merger.

Employment Agreement with Sam Backenroth

Ohr has entered into an employment agreement with Sam Backenroth, Ohr’s Chief Financial Officer. This agreement set forth Mr. Backenroth’s base salary, annual incentive opportunities, equity compensation and other employee benefits. The employment agreement provides for “at-will” employment, meaning that either party can terminate the employment relationship at any time, although Ohr’s agreement with Mr. Backenroth provides that he would be eligible for severance benefits in certain circumstances following an involuntary or constructive termination, including an involuntary or constructive termination following a change of control. For purposes of this agreement, the merger, if consummated, will constitute a change of control transaction.

On January 6, 2015, Ohr amended its employment agreement with Mr. Backenroth to extend the term to February 28, 2016, and to provide for automatic one-year extensions thereafter absent notice of termination. The employment agreement provides for an annual base salary of $200,000 for Mr. Backenroth. Mr. Backenroth may also receive an annual bonus at the discretion of the Ohr board of directors in accordance with any bonus plan adopted by the Ohr board of directors, and participates in Ohr’s employee benefit programs, stock based incentive compensation plans and other benefits.

In the event that Ohr terminates Mr. Backenroth prior to the end of the term of his employment agreement “for cause,” all salary, benefits and other payments shall cease at the time of termination, and Ohr shall have no further obligations to Mr. Backenroth.

In the event that Mr. Backenroth resigns for any reason, all salary, benefits and other payments shall cease at the time such resignation becomes effective. At the time of any such resignation, Ohr shall pay Mr. Backenroth the value of any accrued but unused vacation time, and the amount of all accrued but previously unpaid base salary through the date of such termination. Ohr shall promptly reimburse Mr. Backenroth for the amount of any expenses incurred prior to such termination by Mr. Backenroth.

If during the term of the employment agreement Mr. Backenroth dies or his employment is terminated because of his disability, all salary, benefits and other payments shall cease at the time of death or disability, provided, however, that Ohr shall provide such health, dental and similar insurance or benefits as were provided to Mr. Backenroth immediately before his termination by reason of death or disability, to Mr. Backenroth or his family for the longer of 12 months after such termination or the full un-expired term of the employment agreement on the same terms and conditions (including cost) as were applicable before such termination. In addition, for the first six months of disability, Ohr shall pay to the Mr. Backenroth the difference, if any, between any cash benefits received by Mr. Backenroth from a Company-sponsored disability insurance policy and Mr. Backenroth’s salary under the employment agreement. At the time of any such termination, Ohr shall pay Mr. Backenroth, the value of any accrued but unused vacation time, and the amount of all accrued but previously unpaid base salary through the date of such termination. Ohr shall promptly reimburse Mr. Backenroth for the amount of any expenses incurred prior to such termination by Mr. Backenroth.

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If Ohr terminates the employment of Mr. Backenroth without cause, Ohr shall, at the time of such termination, pay to Mr. Backenroth the severance set forth in the first sentence in the next paragraph together with the value of any accrued but unused vacation time and the amount of all accrued but previously unpaid base salary through the date of such termination and shall provide him with all benefits for the longer of six months or the full un-expired term of the employment agreement. Ohr shall promptly reimburse Mr. Backenroth for the amount of any expenses incurred prior to such termination by Mr. Backenroth.

Mr. Backenroth is entitled to (1) severance pay and benefits if his employment is terminated, whether at the end of the term of his employment agreement or termination without cause, equal to 50% of his base salary at the time of termination, or (2) alternatively, in the event of a change in control of Ohr, upon (i) his termination without cause, (ii) expiration of the term of his employment agreement, or (iii) as a result of a constructive termination (that is, his resignation because he has reasonably determined in good faith that his titles, authorities, responsibilities, salary, bonus opportunities or benefits have been materially diminished, that a material adverse change in his working conditions has occurred, that his services are no longer required in light of Ohr’s business plan, or Ohr has breached his employment agreement) which occurs: (x) concurrently with the change in control, or (y) within 12 months of the change in control, he will be entitled to receive (A) severance pay in an amount equal to $400,000, (B) the value of any accrued but unused vacation time, (C) the amount of all accrued but previously unpaid base salary through the date of termination, and (D) all of his then current employment benefits for the longer of 12 months or the full un-expired term of his employment agreement. Mr. Backenroth has the right, for a period of 30 to 90 days following termination of his employment to exercise his Ohr options to the extent such options are otherwise vested and exercisable as of the date of termination.

Mr. Backenroth is expected to serve as Chief Financial Officer of the combined company. The terms of his employment have not been determined.

Retention Agreement with Dr. Jason Slakter

In connection with the merger, on January 2, 2019, Ohr entered into a retention bonus agreement with Dr. Jason Slakter, Ohr’s Chief Executive Officer. Under the retention bonus agreement, Dr. Slakter is eligible for a retention bonus payment of $75,000 upon the earliest to occur of the following: (i) Dr. Slakter’s continued service with Ohr in his current position through and including the closing date of the merger, or (ii) Dr. Slakter is involuntarily separated from service without cause by Ohr prior to the closing date of the merger. In the event Dr. Slakter voluntarily separates from service with Ohr for any reason prior to the closing of the merger, Dr. Slakter will not receive any retention bonus payment and Ohr will have no further obligation to Dr. Slakter under the retention bonus agreement.

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Ohr Named Executive Officer Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of Ohr’s named executive officers that is based on or otherwise relates to the merger. These named executive officers are Ohr’s only executive officers. The consummation of the merger will constitute a change of control of Ohr under the terms of the employment agreement between Ohr and Sam Backenroth, one of Ohr’s named executive officers and will result in the payment of the retention bonus to Dr. Slakter, Ohr’s other named executive officer. The table below describes the estimated potential payments to each of Ohr’s named executive officers under the terms of the employment agreement and the retention agreement and their Ohr equity awards. The severance benefits shown reflect only the additional payments or benefits that the individual would have received upon the occurrence of an involuntary termination within 12 months following a change of control. The amounts shown do not include the value of payments or benefits that would have been earned absent such a qualifying termination.

Please note the amounts shown in the table are estimates only and are based on assumptions regarding events that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus and in the notes to the table below, which may or may not actually occur or may occur at times different than the time assumed. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may materially differ from the amounts set forth below. Furthermore, for purposes of calculating these amounts, Ohr has assumed:

●	the effective time of the merger occurred on March 7, 2019;

●	a price per share of Ohr common stock of $3.04, which represents the average closing trading price of Ohr common stock over the first five business days following the first public announcement of the transaction;

●	the employment of Mr. Backenroth will be terminated on such date in a manner that entitles him to receive the severance payments and benefits under the terms of the employment agreement between Ohr and Mr. Backenroth (as described in above under the heading “Employment Agreement with Mr. Backenroth”). The employment of Mr. Backenroth is not expected to be terminated effective as of the closing of the merger and the employment of Dr. Slakter is expected to be terminated as of the closing of the merger;

●	the named executive officer’s base salary and target annual bonus are those in place as of March 7, 2019;

●	no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the effective time of the merger, additional compensation or benefits.

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Name	Cash(1)	Equity Acceleration(2)	Benefits(3)	Other	Total(5)
Dr. Jason Slakter	75,000	—	—	—	75,000
Sam Backenroth	400,000	—	16,455	—	416,455

(1)       With respect to Dr. Slakter, under the retention bonus agreement, Dr. Slakter is eligible for a retention bonus payment of $75,000 upon the earliest to occur of the following: (i) Dr. Slakter’s continued service with Ohr in his current position through and including the closing date of the merger, or (ii) Dr. Slakter is involuntarily separated from service without cause by Ohr prior to the closing date of the merger.

With respect to Mr. Backenroth, under his employment agreement, cash severance would be payable upon (i) his termination without cause, (ii) expiration of the term of his employment agreement, or (iii) as a result of a constructive termination (that is, his resignation because he has reasonably determined in good faith that his titles, authorities, responsibilities, salary, bonus opportunities or benefits have been materially diminished, that a material adverse change in his working conditions has occurred, that his services are no longer required in light of Ohr’s business plan, or Ohr has breached his employment agreement) which occurs: (x) concurrently with the change in control, or (y) within 12 months of the change in control, he will be entitled to receive (A) severance pay in an amount equal to $400,000, (B) the value of any accrued but unused vacation time, (C) the amount of all accrued but previously unpaid base salary through the date of termination, and (D) all of his then current employment benefits for the longer of 12 months or the full un-expired term of his employment agreement.

The following table quantifies the base salary severance and bonus component of the severance reported in the “Cash” column above.

Name	Base Salary Severance	Bonus Component of Severance
Dr. Jason Slakter	$—	75,000
Sam Backenroth	400,000	—

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(2)	With respect to Mr. Backenroth, under his employment agreement, he would be entitled to accelerated vesting of his unvested equity awards pursuant to a double trigger arrangement (i.e., the occurrence of a change of control and his qualifying termination as described in footnote (1) above). The amount listed in this column represents the estimated value of the unvested Ohr stock options held by the named executive officers as to which vesting will accelerate immediately prior to the effective time of the merger. The accelerated vesting of Dr. Slakter’s options is a single-trigger (closing of the merger) benefit that will be received solely because of the merger and regardless of whether a named executive officer’s employment is terminated.

Name	Number of Unvested Ohr Stock Options Subject to Acceleration	Value of Accelerated Ohr Stock Option Vesting(a)
Dr. Jason Slakter	6,500	—
Sam Backenroth	5,834	—

(a)	The value of the unvested and accelerated Ohr stock options is the excess of the average closing market price of the Ohr common stock for the first five (5) business days following the announcement of the merger on January 3, 2019 ($3.04) over the exercise price of the stock options that were unvested as of March 7, 2019, multiplied by the number of shares underlying the unvested Ohr stock options as of March 7, 2019, consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2).

(3)	Consists of COBRA coverage for a period of 11 months following the date of termination. The value is based upon the type of insurance coverage Ohr carried for each named executive officer as of March 5, 2019 and is valued at the premiums in effect on such date. These benefits are double-trigger benefits in that they will be paid only if the executive officer experiences a qualifying termination of employment following the effective time in accordance with the employment agreement.

(4)	The severance benefits prescribed by the employment agreements are subject to a Section 280G better-off cutback provision, which provides that, in the event that the benefits provided to the named executive officer pursuant to the employment agreements or otherwise constitute parachute payments with the meaning of Section 280G of the Code, the severance benefits under the Severance Plan will either be delivered in full or reduced to the extent necessary to avoid an excise tax under Section 4999 of the Code, whichever would result in the named executive officer receiving the largest amount of severance benefits on an after-tax basis. The amounts reported in this table do not reflect any such reductions as a result of the limit under Section 280G of the Code.

Interests of NeuBase’s Directors and Executive Officers in the Merger

In considering the recommendation of the NeuBase board of directors with respect to adopting the Merger Agreement, NeuBase’s stockholders should be aware that Dr. Dietrich Stephan, the sole director and executive officer of NeuBase, may have interests in the merger that may be different from, or in addition to, the interests of other NeuBase’s stockholders. Each of the Ohr board of directors and the NeuBase board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the merger, and to recommend, as applicable, that Ohr’s stockholders approve the proposals to be presented to Ohr’s stockholders for consideration at the Ohr special meeting as contemplated by this joint proxy statement/prospectus, and that Ohr’s stockholders sign and return the proxy card as contemplated by this joint proxy statement/prospectus.

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Form of the Merger

The Merger Agreement provides that at the effective time of the merger, Merger Sub will merge with and into NeuBase. Upon the consummation of the merger, NeuBase will continue as the combined company and will be a wholly owned subsidiary of Ohr.

After completion of the merger, Ohr will be renamed “NeuBase Therapeutics, Inc.” and expects to trade on Nasdaq under the symbol “NBSE.”

Merger Consideration

At the effective time of the merger:

●	each share of NeuBase capital stock issued and outstanding immediately prior to, and contingent upon the occurrence of the effective time of the merger, including shares of NeuBase capital stock issued in, or issued upon conversion, exercise or exchange of securities issued in, the NeuBase Financings will be converted into and represent the right to receive such number of shares of validly issued, fully paid and nonassessable shares of Ohr common stock equal to the exchange ratio, and cash in lieu of any fractional shares of Ohr common stock to be issued or paid in consideration therefor and subject to adjustment for the Ohr Reverse Stock Split;

●	each option to purchase NeuBase common stock will be assumed by Ohr and will become an option to that number of shares of Ohr common stock, multiplied by the exchange ratio (and rounding the resulting number down to the nearest whole share), at an exercise price equal to the per share exercise price of such NeuBase option divided by the exchange ratio (and rounding the resulting number up to the nearest whole cent) and subject to the Ohr Reverse Stock Split; and

●	each warrant to purchase NeuBase common stock will be assumed by Ohr and will become a warrant to purchase to that number of shares of Ohr common stock, multiplied by the exchange ratio (and rounding the resulting number down to the nearest whole share), at an exercise price equal to the per share exercise price of such warrant to purchase NeuBase common stock divided by the exchange ratio (and rounding the resulting number up to the nearest whole cent) and subject to the Ohr Reverse Stock Split.

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In connection with the merger, NeuBase has entered into financing agreements which will result in gross proceeds to NeuBase of $9.0 million consisting of (i) the NeuBase Equity Financing and (ii) the NeuBase Debt Financing. The initial exchange ratio in the Merger Agreement was based on Ohr having minimum cash of $1.0 million at the closing of the merger and NeuBase receiving minimum proceeds of $4.0 million in the NeuBase Financings, and if such amounts were achieved, the current stockholders, option holders, warrant holders and note holders of NeuBase were expected to own, or hold rights to acquire, the Original NeuBase Allocation Percentage of the Fully-Diluted Common Stock of Ohr, and Ohr’s current stockholders, option holders and warrant holders expected to own, or hold rights to acquire, the Original Ohr Allocation Percentage of the Fully-Diluted Common Stock of Ohr. The Merger Agreement provides that the Original NeuBase Allocation Percentage will be increased by 0.1% for every $100,000 that the proceeds from the NeuBase Financings exceed $4.0 million, and the Original Ohr Allocation Percentage will be decreased by 0.1% for every $100,000 that the proceeds from the NeuBase Financings exceed $4.0 million. As a result of the NeuBase Financing resulting in proceeds of $9.0 million, it is expected that immediately after the merger, and after giving effect to the NeuBase Financings, current stockholders, option holders, warrant holders and note holders of NeuBase are expected to own, or hold rights to acquire, approximately 85% of the Fully-Diluted Common Stock of Ohr, with Ohr’s current stockholders, option holders and warrant holders are expected to own, or hold rights to acquire, approximately 15% of the Fully-Diluted Common Stock of Ohr.

The Merger Agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of Ohr common stock that NeuBase’s stockholders will be entitled to receive for changes in the market price of Ohr common stock. Accordingly, the market value of the shares of Ohr common stock issued pursuant to the merger will depend on the market value of the shares of Ohr common stock at the time the merger closes, and could vary significantly from the market value on the date of this joint proxy statement/prospectus.

No fractional shares of Ohr common stock will be issuable to NeuBase’s stockholders pursuant to the terms of the Merger Agreement. Instead, each stockholder of NeuBase who would otherwise be entitled to receive a fraction of a share of Ohr common stock, after aggregating all fractional shares of Ohr common stock issuable to such stockholder, will, in lieu of such fraction of a share, be paid in cash the dollar amount (rounded up to the nearest whole cent), without interest, determined by multiplying such fraction by the average of the closing sale prices of Ohr common stock as quoted on Nasdaq for the ten (10) consecutive trading days ending with the trading day immediately preceding the date of the signing of the Merger Agreement.

The Merger Agreement provides that, at the effective time of the merger, Ohr will issue and cause to be deposited with the Standard Registrar & Transfer Company, which is referred to as the “Exchange Agent,” non-certificated shares of Ohr common stock represented by book-entry The shares of Ohr common stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

The Merger Agreement provides that, as soon as reasonably practicable after the effective time of the merger, the Exchange Agent will mail to the record holders of NeuBase common stock entitled to receive the merger consideration: (i) a letter of transmittal in customary form and containing such provisions as Ohr may reasonably specify, and (ii) instructions for use in effecting the surrender of certificates representing the NeuBase common stock in exchange for non-certificated shares of Ohr common stock represented by book-entry form. Upon surrender of certificates representing the NeuBase common stock to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Ohr, (A) the holder of such certificates representing NeuBase common stock will be entitled to receive in exchange therefor non-certificated shares of Ohr common stock represented by book-entry equal to the number of whole shares of Ohr common stock that such holder has the right to receive pursuant to the Merger Agreement (and cash in lieu of any fractional share of Ohr common stock), and (B) the certificates representing the NeuBase common stock so surrendered will be canceled. Until surrendered to the Exchange Agent pursuant to the Merger Agreement, each certificate representing the NeuBase common stock held by a stockholder of NeuBase will be deemed, from and after the effective time of the merger, to represent only the right to receive the merger consideration (and cash in lieu of any fractional share of Ohr common stock).

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From and after the effective time of the merger, holders of certificates of NeuBase common stock will cease to have any rights as stockholders of NeuBase.

If any certificates representing NeuBase common stock have been lost, stolen or destroyed, the Exchange Agent will require the owner of such lost, stolen or destroyed certificate to provide an appropriate affidavit and to deliver a bond as indemnity against any claim that may be made against the Exchange Agent, Ohr or the combined company with respect to such certificate.

At the effective time of the merger, (a) all shares of NeuBase capital stock outstanding immediately prior to the effective time (after giving effect to the conversion of NeuBase’s convertible notes) will automatically be canceled and retired and cease to exist, and all holders of NeuBase capital stock that were outstanding immediately prior to the effective time will cease to have any rights as stockholders of NeuBase; and (b) the stock transfer books of NeuBase will be closed with respect to all shares of NeuBase capital stock outstanding immediately prior to the effective time. No further transfer of any such shares of NeuBase capital stock will be made on such stock transfer books after the effective time of the merger.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the merger as promptly as practicable (and in any event within three business days) after all of the conditions to the consummation of the merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by NeuBase’s stockholders and the approval by Ohr’s stockholders of the issuance of Ohr common stock and the Ohr Reverse Stock Split. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Ohr and NeuBase and specified in the certificate of merger. Neither Ohr nor NeuBase can predict the exact timing of the consummation of the merger.

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Regulatory Approvals

In the United States, Ohr must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Ohr common stock and the filing of this joint proxy statement/prospectus with the SEC.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a general discussion of the material U.S. federal income tax consequences of the merger to a U.S. holder (as defined below) of NeuBase common stock who exchanges their NeuBase common stock for Ohr common stock in the merger.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of NeuBase common stock that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation (or entity treated as a corporation) organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over its administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes, or (4) an estate, the income of which is subject to U.S. federal income tax regardless of its source.

This discussion applies only to U.S. holders who hold their shares of NeuBase common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) and exchange those shares for the merger consideration in the merger. Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies; traders in securities that elect to apply a mark-to-market method of accounting; banks and certain other financial institutions; insurance companies; regulated investment companies and real estate investment trusts; tax-exempt organizations; holders of NeuBase common stock subject to the alternative minimum tax provisions of the Code; S corporations; partnerships or other pass-through entities (or investors in S corporations, partnerships or other pass-through entities); holders of NeuBase common stock whose functional currency is not the U.S. dollar; holders who hold shares of NeuBase common stock as part of a “hedge,” “straddle,” “constructive sale” or “conversion transaction” (as such terms are used in the Code) or other integrated investment; holders of NeuBase common stock who exercise appraisal rights; persons who purchased their shares of NeuBase common stock as part of a wash sale; or holders required to accelerate the recognition of any item of gross income for U.S. federal income tax purposes with respect to Ohr common stock as a result of such item being taken into account in an applicable financial statement).

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This discussion does not address any tax consequences arising under any U.S. state or local, or foreign laws, the Medicare contribution tax, the alternative minimum tax or under any U.S. federal laws other than U.S. federal income tax laws (such as estate or gift tax laws).

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds NeuBase common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds NeuBase common stock, and any partners in such partnership, are strongly urged to consult their own tax advisors about the tax consequences of the merger to them.

This discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings, and decisions, all as in effect on the date of this joint proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. Ohr and NeuBase have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. This discussion assumes that the merger will be consummated in accordance with the Merger Agreement and as described in this joint proxy statement/prospectus.

Determining the tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You are strongly urged to consult with your own tax advisor as to the specific tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any U.S. federal, state and local, foreign and other tax laws and of changes in those laws.

U.S. Federal Income Tax Consequences of the Merger Generally

Subject to the limitations, assumptions and qualifications described herein, in the opinions of Troutman Sanders and Paul Hastings, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, and as discussed in greater detail below, except with respect to cash received in lieu of a fractional share interest in Ohr common stock, no gain or loss will be recognized by holders of NeuBase common stock in the merger.

The aggregate tax basis of the Ohr common stock that a U.S. holder receives in the merger, including any fractional shares deemed received and redeemed for cash as described below, will equal such U.S. holder’s aggregate adjusted tax basis in the shares of NeuBase common stock that it surrenders in the merger. The holding period for the shares of Ohr common stock that a U.S. holder receives in the merger (including any fractional share deemed received and redeemed for cash as described below) will include the holding period for the shares of NeuBase common stock that such U.S. holder surrenders in the merger. If a U.S. holder acquired different blocks of shares of NeuBase common stock at different times or at different prices, the shares of Ohr common stock received in the merger (including fractional shares deemed received and redeemed for cash as described below) will be allocated pro rata to each block of shares of NeuBase common stock, and the basis and holding period of each block of Ohr common stock a U.S. holder receives will be determined on a block-for-block basis depending on the basis and holding period of the blocks of NeuBase common stock exchanged for such block of Ohr common stock. U.S. holders should consult their tax advisors regarding the manner in which shares of Ohr common stock should be allocated among different blocks of their NeuBase common stock surrendered in the merger.

Cash in Lieu of Fractional Shares

If a U.S. holder receives cash in lieu of a fractional share of Ohr common stock, the U.S. holder will be treated as having received such fractional share of Ohr common stock pursuant to the merger and then as having received cash in exchange for such fractional share of Ohr common stock. As a result, such U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received in lieu of a fractional share and the U.S. holder’s basis in the fractional share of Ohr common stock it is treated as receiving as set forth above. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the effective time, the holding period for such fractional share (including the holding period of shares of NeuBase common stock surrendered therefor) exceeds one year. The deductibility of capital losses is subject to limitations.

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Backup Withholding and Information Reporting

Non-corporate U.S. holders of NeuBase common stock may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 24%) on any cash payments received in connection with the merger. Such a U.S. holder generally will not be subject to backup withholding, however, if the U.S. holder:

•	furnishes a correct taxpayer identification number, certifies that the U.S. holder is not subject to backup withholding on the Form W-9 or applicable successor form, and otherwise complies with all the applicable requirements of the backup withholding rules; or
•	provides proof that the U.S. holder is otherwise exempt from backup withholding.

Any amounts withheld from payments to U.S. holders of NeuBase common stock under the backup withholding rules are not an additional tax and generally will be allowed as a refund or credit against such U.S. holder’s applicable U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders of NeuBase common stock should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability of, and procedure for, obtaining an exemption from backup withholding.

Certain Reporting Requirements

If you are a U.S. holder that receives Ohr common stock in the merger and are considered a “significant holder,” you will be required (1) to file a statement with your U.S. federal income tax return providing certain facts pertinent to the merger, including your tax basis in, and the fair market value of, the NeuBase common stock that you surrendered, and (2) to retain permanent records of these facts relating to the merger. Generally, a U.S. holder is a “significant holder” if, immediately before the merger, it (a) owned at least 5% (by vote or value) of the outstanding stock of NeuBase, or (b) owned NeuBase securities with a tax basis of $1.0 million or more. U.S. holders should consult their tax advisors to determine whether they are significant holders required to comply with these rules.

This discussion of certain material U.S. federal income tax consequences is for general information purposes only and is not intended to be, and may not be construed as, tax advice. Holders of NeuBase common stock are urged to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Anticipated Accounting Treatment

The merger will be treated by Ohr as a reverse acquisition under the acquisition method of accounting in accordance with U.S. GAAP. For accounting purposes, NeuBase is considered to be acquiring Ohr in this transaction. Therefore, the aggregate consideration paid in connection with the merger will be allocated to Ohr’s tangible and intangible assets and liabilities based on their fair market values. The assets and liabilities and results of operations of Ohr will be consolidated into the results of operations of NeuBase as of the effective time of the merger. These allocations will be based upon a valuation that has not yet been finalized.

Nasdaq Listing

Prior to consummation of the merger, Ohr intends to file an initial listing application for the combined company with Nasdaq pursuant to Nasdaq “reverse merger” rules. If such application is accepted, Ohr anticipates that Ohr common stock will be listed on Nasdaq following the closing of the merger under the trading symbol “NBSE.”

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Appraisal Rights and Dissenters’ Rights

Holders of Ohr common stock are not entitled to dissenter’s rights under Delaware law or other appraisal rights in connection with the merger.

If the merger is completed, NeuBase’s stockholders who do not deliver a written consent approving the merger are entitled to appraisal rights under Section 262 of the DGCL (“Section 262”), provided that they comply with the conditions established by Section 262.

The discussion below is not a complete summary regarding the appraisal rights of NeuBase’s stockholders under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this proxy statement/prospectus as Annex B. Stockholders intending to exercise appraisal rights should carefully review Annex B of this proxy statement/prospectus. Failure to follow precisely any of the statutory procedures set forth in Annex B of this proxy statement/prospectus may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that NeuBase’s stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation, before the effective date of the merger, or the surviving company, within 10 days after the effective date of the merger, must notify each stockholder of the constituent corporation entitled to appraisal rights, if any, of the approval of the merger, the effective date of the merger and that appraisal rights are available.

If the merger is completed, within 10 days after the effective date of the merger, NeuBase will notify its stockholders that the merger has been approved, the effective date of the merger and that appraisal rights are available to any stockholder who has not approved the merger, if any. Holders of shares of NeuBase capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to NeuBase within 20 days after the date of mailing of that notice, and the stockholder must not have delivered a written consent approving the merger. A demand for appraisal must reasonably inform NeuBase of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of NeuBase capital stock held by such stockholder. Failure to deliver a written consent approving the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to NeuBase Therapeutics, Inc., 213 Smithfield Street, Pittsburgh, Pennsylvania 15222, Attention: Dr. Dietrich Stephan, and should be executed by, or on behalf of, the record holder of shares of NeuBase capital stock. ALL DEMANDS MUST BE RECEIVED BY NEUBASE WITHIN TWENTY (20) DAYS AFTER THE DATE NEUBASE MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER, IF ANY.

If a holder of shares of NeuBase’s capital stock fails to deliver a written demand for appraisal within the time period specified above, such holder will be entitled to receive the merger consideration for such holder’s shares of NeuBase capital stock as provided for in the Merger Agreement, but will have no appraisal rights with respect to his, her or its shares of NeuBase’s capital stock.

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To be effective, a demand for appraisal by a holder of shares of NeuBase’s capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to NeuBase. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time of the merger.

At any time within 60 days after the effective time of the merger, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the merger by delivering a written withdrawal to NeuBase. If, following a demand for appraisal, a holder of shares of NeuBase’s capital stock who has demanded an appraisal has withdrawn such holder’s demand for appraisal in accordance with Section 262, such holder will have the right to receive the merger consideration for such holder’s shares of NeuBase capital stock.

Within 120 days after the effective time of the merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving company, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of such shares. This written statement will be mailed to the requesting stockholder within ten days after the stockholder’s written request is received by the surviving company or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective time of the merger, either the surviving company or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving company. The surviving company has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and NeuBase, which is expected to be the surviving company, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

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If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving company, the surviving company will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving company. After notice to dissenting stockholders who demanded appraisal of their shares, if any, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. If immediately before the merger the shares of the class or series of stock as to which appraisal rights are available were listed on a national securities exchange, the Delaware Court of Chancery will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger for such total number of shares exceeds $1.0 million or (3) the merger was approved pursuant to Sections 253 or 267 of the DGCL.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the surviving company may pay to each shareowner entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

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Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Holders of shares of NeuBase’s capital stock should be aware that the fair value of such holder’s shares as determined under Section 262 could be more than, the same as, or less than the value that such holder is entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the surviving company and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the effective time of the merger, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time of the merger; however, if no petition for appraisal is filed within 120 days after the effective time of the merger, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the effective time of the merger, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her NeuBase capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective time of the merger may only be made with the written approval of the surviving company. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

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THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF STOCKHOLDERS WISH TO EXERCISE THEIR APPRAISAL RIGHTS, SUCH STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

THE OHR SPECIAL MEETING

Date, Time and Place

A special meeting of Ohr’s stockholders will be held at     , Eastern Time, on     , 2019 at the offices of Troutman Sanders LLP, located at 875 Third Avenue, New York, New York 10022.

Purpose of the Ohr special meeting

The purpose of the Ohr special meeting is to consider and vote on the following proposals:

1.	To consider and vote upon a proposal to adopt the Merger Agreement and approve the transactions contemplated thereby, including the merger and the issuance of Ohr common stock to NeuBase’s stockholders in accordance with the terms of the Merger Agreement;

2.	To approve an amendment of Ohr’s Certificate of Incorporation to effect the Ohr Reverse Stock Split;

3.	To approve the Post-Merger Certificate of Incorporation, to be effective immediately prior to the effectiveness of the merger;

4.	To approve, on a non-binding, advisory basis, the compensation that will be paid or may become payable to Ohr’s named executive officers in connection with the completion of the merger;

5.	To approve the Ohr Pharmaceutical, Inc. 2019 Stock Incentive Plan; and

6.	To consider and vote upon an adjournment of the Ohr special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3.

Each of Proposal Nos. 1, 2 and 3 is conditioned upon the others. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1, 2 and 3.

Stockholders also will consider and act on any other matters as may properly come before the Ohr special meeting or any adjournment or postponement thereof, including any procedural matters incident to the conduct of the Ohr special meeting.

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Recommendation of the Ohr Board of Directors

●	Proposal No. 1: The Ohr Board of directors has determined that the transactions contemplated by the Merger Agreement, including the merger and the issuance of shares of Ohr common stock to NeuBase’s stockholders pursuant to the terms of the Merger Agreement are fair to, advisable and in the best interests of Ohr and its stockholders and has approved and declared advisable the Merger Agreement and such transactions. The Ohr board of directors recommends that Ohr’s stockholders vote “FOR” Proposal No. 1 to adopt the Merger Agreement and approve the transactions contemplated thereby, including the merger and the issuance of shares of Ohr common stock to NeuBase’s stockholders pursuant to the terms of the Merger Agreement.

●	Proposal No. 2: The Ohr board of directors has determined that the Ohr Reverse Stock Split is fair to, advisable and in the best interests of Ohr and its stockholders and has approved and declared advisable the Ohr Reverse Stock Split. The Ohr board of directors recommends that Ohr’s stockholders vote “FOR” Proposal No. 2 to approve an amendment of Ohr’s Certificate of Incorporation to effect the Ohr Reverse Stock Split.

●	Proposal No. 3: The Ohr Board of directors recommends that Ohr stockholders vote “FOR” Proposal No. 3 to approve the Post-Merger Certificate of Incorporation.

●	Proposal No. 4: The Ohr board of directors recommends that Ohr stockholders vote “FOR” Proposal No. 4 to approve, on a non-binding, advisory basis, the compensation that will be paid or may become payable to Ohr’s named executive officers in connection with the completion of the merger.

●	Proposal No. 5: The Ohr board of directors recommends that Ohr stockholders vote “FOR” Proposal No. 5 to approve the Ohr Pharmaceutical, Inc. 2019 Stock Incentive Plan.

●	Proposal No. 6: The Ohr board of directors has determined and believes that adjourning the Ohr special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3 is advisable to, and in the best interests of, Ohr and its stockholders and has approved and adopted the proposal. The Ohr board of directors recommends that Ohr’s stockholders vote “FOR” Proposal No. 6 to adjourn the Ohr special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3.

Record Date; Shares Outstanding and Entitled to Vote

The Ohr board of directors has fixed                  , 2019 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Ohr special meeting and any adjournment or postponement thereof. Only holders of record of shares of Ohr common stock at the close of business on the record date are entitled to notice of, and to vote at, the Ohr special meeting. At the close of business on the record date, Ohr had                       shares of common stock outstanding and entitled to vote at the Ohr special meeting. Each holder of record of shares of common stock on the record date will be entitled to one vote for each share held on all matters to be voted upon at the Ohr special meeting.

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How to Vote Your Shares

If you hold your shares in your own name, you may submit a proxy by telephone, via the internet or by mail or vote by attending the Ohr special meeting and voting in person.

●	Submitting a Proxy by Telephone: You can submit a proxy for your shares by telephone until 11:59 p.m., Eastern Time, on , 2019 by calling the toll-free telephone number on the enclosed proxy card.

●	Submitting a Proxy via the Internet: You can submit a proxy via the internet until 11:59 p.m., Eastern Time, on , 2019 by accessing the website listed on your proxy card and following the instructions you will find on the website.

●	Submitting a Proxy by Mail: If you choose to submit a proxy by mail, simply mark the enclosed proxy card, date and sign it, and return it in the postage paid envelope provided or return it to .

●	By casting your vote in any of the three ways listed above, you are authorizing the individuals listed on the proxy to vote your shares in accordance with your instructions.

If your shares are held in the name of a bank, broker or other nominee, you will receive instructions from the holder of record that you must follow for your shares to be voted. Please follow the instructions from the holder of record carefully. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote in person at the Ohr special meeting, you must request a proxy from your bank, broker or other nominee that holds your shares and present that proxy and proof of identification at the Ohr special meeting.

How to Change Your Vote

Any Ohr stockholder of record voting by proxy, other than those Ohr stockholders who have executed a support agreement and irrevocable proxy, has the right to revoke the proxy at any time before the polls close at the Ohr special meeting by:

●	sending a written notice stating that he, she or it would like to revoke his, her or its proxy to the Chief Financial Officer of Ohr;

●	delivering a duly executed proxy card to the Corporate Secretary of Ohr bearing a later date than the proxy being revoked;

●	submitting a proxy on a later date by telephone or via the internet (only your last telephone or internet proxy will be counted), before 11:59 p.m., Eastern Time, on , 2019; or

●	attending the Ohr special meeting, withdrawing your proxy, and voting in person. Attendance alone at the Ohr special meeting will not revoke a proxy.

If a stockholder of Ohr has instructed a broker to vote its shares of Ohr common stock that are held in “street name,” the stockholder must follow directions received from its broker to change those instructions.

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Quorum Requirement; Proxies; Counting Your Vote

A majority of the outstanding shares entitled to vote, present in person or represented by proxy, constitute a quorum at the Ohr special meeting. Abstentions and broker non-votes will be counted towards the quorum requirement.

Stockholders shall have one vote for each share of stock entitled to vote owned by them as of the record date. Assuming the presence of a quorum at the meeting, each matter below will be approved as follows:

●	Proposal No. 1: To adopt the Merger Agreement and to approve the transactions contemplated thereby, including the merger and the issuance of Ohr common stock to NeuBase’s stockholders in accordance with the terms of the Merger Agreement, the affirmative vote of the holders of majority of the outstanding shares of Ohr common stock entitled to vote on such matter at the Ohr special meeting is required.

A failure to submit a proxy card or vote at the Ohr special meeting, or an abstention or “broker non-vote” will have the same effect as a vote “AGAINST” Proposal No. 1.

●	Proposal No. 2: To approve an amendment of Ohr’s Certificate of Incorporation to effect the Ohr Reverse Stock Split, the affirmative vote of the holders of a majority of the shares of Ohr common stock present in person or represented by proxy at the Ohr special meeting and entitled to vote on such matter at the Ohr special meeting is required.

A failure to submit a proxy card or vote at the Ohr special meeting, or an abstention will have the same effect as a vote “AGAINST” the approval of Proposal No. 2. Ohr believes that Proposal No. 2 is a routine matter for which brokers will have authority to vote your shares of Ohr common stock at the Ohr special meeting if you do not give instruction on how to vote your shares. Consequently, if beneficial owner of shares held in “street name” do not give any direction, brokers will be permitted to vote shares of Ohr common stock at the Ohr special meeting in relation to Proposal No. 2.

●	Proposal No. 3: To approve the Post-Merger Certificate of Incorporation, the affirmative vote of the holders of a majority of the shares of Ohr common stock present in person or represented by proxy at the Ohr special meeting is required

A failure to submit a proxy card or vote at the Ohr special meeting, or an abstention will have the same effect as a vote “AGAINST” the approval of Proposal No. 3. A “broker non-vote” will have no effect on the outcome of Proposal No. 3.

●	Proposal No. 4: To approve on a non-binding, advisory basis, the compensation that will be paid or may become payable to Ohr’s named executive officers in connection with the completion of the merger, the affirmative vote of the holders of a majority of the votes cast on such matter at the Ohr special meeting is required.

A failure to submit a proxy card or vote at the Ohr special meeting, or an abstention or “broker non-vote” will have no effect on the outcome of Proposal No. 4.

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●	Proposal No. 5: To approve the Ohr Pharmaceutical, Inc. 2019 Stock Incentive Plan, the affirmative vote of the holders of a majority of votes cast on such matter at the Ohr special meeting is required.

A failure to submit a proxy card or vote at the Ohr special meeting, or an abstention or “broker non-vote” will have no effect on the outcome of Proposal No. 5.

●	Proposal No. 6: To consider and vote upon an adjournment of the Ohr special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3; the affirmative vote of the holders of a majority of the shares of Ohr common stock present in person or represented by proxy at the Ohr special meeting is required.

A failure to submit a proxy card or vote at the Ohr special meeting, or an abstention will have the same effect as a vote “AGAINST” the approval of Proposal No. 6. A “broker non-vote” will have no effect on the outcome of Proposal No. 6.

Appraisal Rights and Dissenters’ Rights

Ohr’s stockholders are not entitled to appraisal rights or dissenters’ rights in connection with the merger. If the merger is completed, NeuBase’s stockholders are entitled to appraisal rights or dissenters’ rights under the Delaware General Corporation Law, if and to the extent applicable. For further discussion of the appraisal rights of NeuBase’s stockholders, please see the section entitled “The Merger—Appraisal Rights and Dissenters’ Rights” beginning on page 173 of this joint proxy statement/prospectus.

Voting by Ohr’s Directors, Executive Officers and Certain Stockholders

All of the officers and directors of Ohr that beneficially own or control 8.9% as of March 7, 2019 entered into support agreements pursuant to which, among other things, they agreed to vote all their shares of Ohr capital stock in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the merger and the issuance of Ohr common stock and the Ohr Reverse Stock Split, which is part of this joint proxy statement/prospectus, in connection with, or related to, the consummation of the merger for which the Ohr board of directors has recommended that Ohr’s stockholders vote in favor, against any action or agreement that, to the knowledge of such securityholders, would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Ohr or any of its subsidiaries or affiliates under the Merger Agreement or that would reasonably be expected to result in any of the conditions to Ohr’s or any of its subsidiaries’ or affiliates’ obligations under the Merger Agreement not being fulfilled, and any “acquisition proposal” (as defined in the Merger Agreement), or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the merger and all other transactions contemplated by the Merger Agreement. Such stockholder shall not take or commit or agree to take any action inconsistent with the foregoing other than as set forth in the Merger Agreement.

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Ohr is not aware of any affiliate of NeuBase owning any shares of Ohr common stock entitled to vote at the Ohr special meeting.

Solicitation of Proxies

Ohr will bear the cost of soliciting proxies, including the printing, mailing and filing of this joint proxy statement/prospectus, the proxy card and any additional information furnished to Ohr’s stockholders. You will need to obtain your own internet access if you choose to access the proxy materials and/or vote over the internet. Ohr and NeuBase may use the services of its directors, officers and other employees to solicit proxies from Ohr’s stockholders without additional compensation. Arrangements will also be made with banks, brokers, nominees, custodians and fiduciaries who are record holders of Ohr common stock for the forwarding of solicitation materials to the beneficial owners of Ohr common stock. Ohr will reimburse these banks, brokers, nominees, custodians and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

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THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. The Merger Agreement has been attached to this joint proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Ohr, NeuBase or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Ohr and Merger Sub, on the one hand, and NeuBase, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and are intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Ohr and NeuBase do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Ohr or NeuBase, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Ohr, Merger Sub and NeuBase and are modified by the disclosure schedules.

General

Under the Merger Agreement, at the effective time of the merger, Merger Sub will merge with and into NeuBase, with NeuBase surviving as a wholly owned subsidiary of Ohr.

Merger Consideration

At the effective time of the merger, each share of NeuBase capital stock outstanding immediately prior to the effective time (excluding shares of NeuBase’s capital stock held in the treasury of NeuBase and each share of NeuBase’s capital stock owned by Ohr or by any direct or indirect wholly owned subsidiary of NeuBase or Ohr immediately prior to the effective time of the merger) will be converted into and represent the right to receive such number of shares of Ohr common stock equal to the exchange ratio.

The Merger Agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of Ohr common stock that NeuBase’s current stockholders, option holders, warrant holders and note holders will be entitled to receive for changes in the market price of the Ohr common stock. Accordingly, the market value of the shares of Ohr common stock issued pursuant to the merger will depend on the market value of the shares of Ohr common stock at the time the merger closes, and could vary significantly from the market value on the date of this joint proxy statement/prospectus.

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No fractional shares of Ohr common stock will be issuable to NeuBase’s stockholders pursuant to the terms of the Merger Agreement. Instead, each stockholder of NeuBase who would otherwise be entitled to receive a fraction of a share of Ohr common stock, after aggregating all fractional shares of Ohr common stock issuable to such stockholder, will, in lieu of such fraction of a share, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the average of the closing sale prices of Ohr common stock as quoted on Nasdaq for the ten (10) consecutive trading days ending with the trading day immediately preceding the date of the signing of the Merger Agreement.

The Merger Agreement provides that, at the effective time of the merger, Ohr will issue and cause to be deposited with the Standard Registrar & Transfer Company, which is referred to as the “Exchange Agent,” non-certificated shares of Ohr common stock represented by book-entry and cash sufficient to make payments in lieu of fractional shares in accordance with the Merger Agreement. The shares of Ohr common stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

The Merger Agreement provides that, as soon as reasonably practicable after the effective time of the merger, the Exchange Agent will mail to the record holders of NeuBase common stock entitled to receive the merger consideration: (i) a letter of transmittal in customary form and containing such provisions as Ohr may reasonably specify, and (ii) instructions for use in effecting the surrender of certificates representing the NeuBase common stock in exchange for non-certificated shares of Ohr common stock represented by book-entry form. Upon surrender of certificates representing the NeuBase common stock to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Ohr, (A) the holder of such certificates representing NeuBase common stock will be entitled to receive in exchange therefor non-certificated shares of Ohr common stock represented by book-entry equal to the number of whole shares of Ohr common stock that such holder has the right to receive pursuant to the Merger Agreement (and cash in lieu of any fractional share of Ohr common stock), and (B) the certificates representing the NeuBase common stock so surrendered will be canceled. Until surrendered to the Exchange Agent pursuant to the Merger Agreement, each certificate representing the NeuBase common stock held by a stockholder of NeuBase will be deemed, from and after the effective time of the merger, to represent only the right to receive the merger consideration (and cash in lieu of any fractional share of Ohr common stock).

From and after the effective time of the merger, holders of certificates of NeuBase common stock will cease to have any rights as stockholders of NeuBase.

If any certificates representing NeuBase common stock have been lost, stolen or destroyed, the Exchange Agent will require the owner of such lost, stolen or destroyed certificate to provide an appropriate affidavit and to deliver a bond as indemnity against any claim that may be made against the Exchange Agent, Ohr or the surviving company with respect to such certificate.

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At the effective time of the merger, (a) all shares of NeuBase capital stock outstanding immediately prior to the effective time (after giving effect to the conversion of NeuBase’s convertible notes) will automatically be canceled and retired and cease to exist, and all holders of NeuBase capital stock that were outstanding immediately prior to the effective time will cease to have any rights as stockholders of NeuBase; and (b) the stock transfer books of NeuBase will be closed with respect to all shares of NeuBase capital stock outstanding immediately prior to the effective time. No further transfer of any such shares of NeuBase capital stock will be made on such stock transfer books after the effective time of the merger.

Treatment of NeuBase Stock Options

At the effective time of the merger, the vesting of each option to purchase NeuBase capital stock that is outstanding and unexercised as of immediately prior to the effective time of the merger will be accelerated in full and, to the extent not exercised prior to the effective time of the merger, will be converted into and become an option to purchase Ohr common stock. At the effective time of the merger, Ohr shall assume the NeuBase Therapeutics, Inc. 2018 Equity Incentive Plan. All rights with respect to NeuBase common stock issuable upon exercise of the options that are assumed by Ohr will thereupon be converted into rights with respect to Ohr common stock. Accordingly, from and after the effective time of the merger: (i) each NeuBase option assumed by Ohr may be exercised solely for shares of Ohr common stock; (ii) the number of shares of Ohr common stock subject to each NeuBase option assumed by Ohr will be determined by multiplying (x) the number of shares of NeuBase common stock that were subject to such NeuBase option, as in effect immediately prior to the effective time of the merger by, (y) the exchange ratio and rounding the resulting number down to the nearest whole number of shares of Ohr common stock; (iii) the per share exercise price for the Ohr common stock issuable upon exercise of each NeuBase option assumed by Ohr will be determined by dividing (x) the per share exercise price of NeuBase common stock subject to such NeuBase option, as in effect immediately prior to the effective time of the merger, by (y) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any NeuBase option assumed by Ohr will continue in full force and effect and the term, exercisability, vesting schedule, status as an “incentive stock option” under Section 422 of the Code, if applicable, and other provisions of such NeuBase option will otherwise remain unchanged.

Notwithstanding the preceding paragraph: (1) to the extent provided under the terms of a NeuBase option, such NeuBase option assumed by Ohr in accordance with the Merger Agreement will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Ohr common stock subsequent to the effective time of the merger; and (2) the Ohr board of directors or a committee thereof will succeed to the authority and responsibility of the NeuBase board of directors or any committee thereof with respect to each NeuBase option assumed by Ohr.

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Notwithstanding anything to the contrary, the conversion of each NeuBase option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Ohr common stock will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a NeuBase option will not constitute a “modification” of such NeuBase option for purposes of Section 409A or Section 424 of the Code.

Treatment of NeuBase Warrant

At the effective time of the merger, the NeuBase Warrant will be converted into and become a warrant to purchase Ohr common stock, and Ohr shall assume the NeuBase Warrant. All rights with respect to NeuBase common stock under the NeuBase Warrant will thereupon be converted into rights with respect to Ohr common stock. Accordingly, from and after the effective time of the merger, (i) the NeuBase Warrant may be exercised solely for shares of Ohr common stock; (ii) the number of shares of Ohr common stock subject to the NeuBase Warrant will be determined by multiplying (x) the number of shares of NeuBase common stock that were subject to the NeuBase Warrant, as in effect immediately prior to the effective time of the merger, by (y) the exchange ratio and rounding the resulting number down to the nearest whole number of shares of Ohr common stock; (iii) the per share exercise price for the Ohr common stock issuable upon exercise of the NeuBase Warrant will be determined by dividing (x) the per share exercise price of NeuBase common stock subject to the NeuBase Warrant, as in effect immediately prior to the effective time of the merger, by (y) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of the NeuBase Warrant will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of the NeuBase Warrant will otherwise remain unchanged.

Notwithstanding the preceding paragraph: (1) to the extent provided under the terms of the NeuBase Warrant will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Ohr common stock subsequent to the effective time of the merger; and (2) the Ohr board of directors or a committee thereof will succeed to the authority and responsibility of the NeuBase board of directors or any committee thereof with respect to the NeuBase Warrant.

Notwithstanding the preceding paragraphs, we expect the holder of the NeuBase Warrant to exercise the NeuBase Warrant prior to the effective time of the merger, and the holder of the NeuBase Warrant will be entitled to receive the merger consideration.

NeuBase Convertible Notes

Contingent on and effective immediately prior to the effective time of the Neubase Financings, the convertible promissory notes issued by NeuBase that are convertible into shares of NeuBase capital stock will be converted into NeuBase common stock, and the holders thereof will be entitled to receive the merger consideration.

Directors and Executive Officers of the Combined Company Following the Merger

Pursuant to the Merger Agreement, each of the current directors and officers of Ohr who will not continue as directors or officers of Ohr or the combined company following the consummation of the merger, shall resign as of the closing of the merger. In connection with the merger, the Ohr board of directors will consist of a total of five directors to be designated by NeuBase. It is anticipated that all members of the Ohr board of directors will resign as of the closing of the merger. Dr. Dietrich Stephan and four other persons to be identified prior to the effectiveness of this registration statement of which this joint proxy statement/prospectus is a part will be elected as directors to fill the resulting vacancies. It is anticipated that Ohr’s executive officers upon the closing of the merger will be Dr. Dietrich Stephan, Chief Executive Officer and President, and Sam Backenroth, Chief Financial Officer.

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Conditions to the Completion of the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the effective time of the merger, of various conditions, which include the following:

●	no temporary restraining order, preliminary or permanent injunction or other order (whether temporary, preliminary or permanent) issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger on substantially identical terms and conferring upon Ohr substantially all the rights and benefits as contemplated in the Merger Agreement, will be in effect, nor will any proceeding brought by any administrative agency or commission or other governmental body or instrumentality, domestic or foreign, seeking any of the foregoing be pending; and there will not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the merger, which makes the consummation of the merger on substantially identical terms and conferring upon Ohr substantially all the rights and benefits as contemplated in the Merger Agreement, illegal;

●	any waiting period applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended will have expired or been terminated;

●	the Merger Agreement will have been duly adopted and the merger will have been duly approved by the affirmative vote of the holders of a majority of the outstanding shares of NeuBase common stock, and the issuance of shares of Ohr common stock pursuant to the Merger Agreement and the amended and restated certificate of incorporation in substantially the form attached to the Merger Agreement will have been duly adopted and approved by the affirmative vote of the holders of a majority in voting power of the outstanding shares of Ohr common stock outstanding on the applicable record date;

●	each of Dr. Dietrich Stephan and the persons who will serve as executive officers of Ohr immediately following the effective time of the merger shall have executed and entered into an employment agreement with Ohr, to be effective as of the effective time of the merger, on terms and conditions reasonably satisfactorily to the Ohr board of directors immediately prior to the effective time of the merger; and

●	the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, is effective under the Securities Act of 1933, as amended. No stop order suspending the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, will have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, will have been initiated or, to the knowledge of Ohr, threatened by the SEC.

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In addition, the obligation of Ohr and Merger Sub to complete the merger is further subject to the satisfaction or waiver of the following conditions:

●	the representations and warranties of NeuBase relating to organization, qualification, charter documents, capital structure, authority, noncontravention, approvals, and the absence of certain changes set forth in the Merger Agreement will be true and correct in all material respects on and as of the closing date of the merger, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date);

●	the remaining representations and warranties set forth in the Merger Agreement will be true and correct in all respects on and as of the closing date of the merger, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date) or those inaccuracies that, individually or in the aggregate, do not constitute and would not reasonably be expected to constitute a NeuBase Material Adverse Effect (as defined below);

●	NeuBase will have performed or complied with in all material respects all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the effective time of the merger, and Ohr will have received a certificate to such effect signed by an officer of NeuBase;

●	Ohr will have received evidence, in form and substance satisfactory to it, that all consents required to be obtained under the Merger Agreement, and all filings required to be made, by NeuBase for the authorization, execution and delivery of the Merger Agreement and the consummation by it of the transactions contemplated thereby will have been obtained and made by NeuBase;

●	there shall have been no change, event or circumstance that has a material adverse effect on: the business, financial condition, prospects, operations or results of operations of NeuBase taken as a whole, or the ability of NeuBase to consummate the merger or to perform any of its covenants or obligations under the Merger Agreement (a “NeuBase Material Adverse Effect”); provided, however, that, in no event will any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has occurred, a NeuBase Material Adverse Effect: effects resulting from:

○	conditions generally affecting the industries in which NeuBase participates or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on NeuBase;

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○	any failure by NeuBase to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the Merger Agreement (it being understood, however, that any effect causing or contributing to such failures to meet projections or predictions may constitute a NeuBase Material Adverse Effect and may be taken into account in determining whether a NeuBase Material Adverse Effect has occurred);

○	the execution, delivery, announcement or performance of the obligations under the Merger Agreement or the announcement, pendency or anticipated consummation of the merger;

○	any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; or

○	any changes (after the date of the Merger Agreement) in GAAP or legal requirements applicable to NeuBase.

●	Ohr will have received such other certificates and instruments (including without limitation certificates of good standing of NeuBase in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it will reasonably request in connection with the closing of the transactions contemplated by the Merger Agreement;

●	Ohr will have received from NeuBase applicable FIRPTA documentation, consisting of (i) a notice to the IRS, in accordance with the requirements of Section 1.897-2(h)(2) of the Treasury Regulations and executed by NeuBase, together with written authorization for Ohr to deliver such notice form to the IRS on behalf of NeuBase after the date of the closing of the merger, and (ii) a FIRPTA notification letter executed by NeuBase;

●	The holders of no more than one and one half percent (1.5%) of the shares of NeuBase common stock will have demanded and not lost or withdrawn appraisal rights;

●	Ohr will have received a duly executed copy of a resignation letter from each of the resigning members of the Ohr board of directors;

●	The NeuBase lock-up agreements will continue to be in full force and effect as of immediately following the effective time of the merger;

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●	The prior or simultaneous closing of the NeuBase Financings that results in aggregate proceeds to NeuBase of not less than $4,000,000; and

●	NeuBase will have an unrestricted cash and cash equivalents balance as of the closing of the merger of at least $4,000,000.

In addition, the obligation of NeuBase to complete the merger is further subject to the satisfaction or waiver of the following conditions:

●	the representations and warranties of Ohr and Merger Sub relating to organization, qualification, charter documents, capital structure, authority, noncontravention, approvals, and the absence of certain changes set forth in the Merger Agreement will be true and correct in all material respects on and as of the closing date of the merger, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date);

●	the remaining representations and warranties set forth in the Merger Agreement will be true and correct in all respects on and as of the date of the closing of the merger, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date) or those inaccuracies that, individually or in the aggregate, do not constitute and would not reasonably be expected to constitute an Ohr Material Adverse Effect (as defined below);

●	Ohr will have performed or complied with, in all material respects, all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the effective time of the merger;

●	NeuBase will have received evidence, in form and substance satisfactory to it, that all consents required to be obtained under the Merger Agreement, and all filings required to be made, by Ohr for the authorization, execution and delivery of the Merger Agreement and the consummation by it of the transactions contemplated thereby will have been obtained and made by Ohr;

●	there shall have been no effect, change, event or circumstance that has a material adverse effect on: the business, financial condition, prospects, operations or results of operations of Ohr taken as a whole, or the ability of Ohr to consummate the merger or to perform any of its covenants or obligations under the Merger Agreement (an “Ohr Material Adverse Effect”); provided, however, that, in no event will any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has occurred, an Ohr Material Adverse Effect: effects resulting from:

○	conditions generally affecting the industries in which Ohr participates or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on Ohr;

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○	changes in the trading price or trading volume of Ohr common stock (it being understood, however, that any effect causing or contributing to such changes in the trading price or trading volume of Ohr common stock may constitute an Ohr Material Adverse Effect and may be taken into account in determining whether an Ohr Material Adverse Effect has occurred);

○	any failure by Ohr to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the Merger Agreement (it being understood, however, that any effect causing or contributing to such failures to meet projections or predictions may constitute an Ohr Material Adverse Effect and may be taken into account in determining whether an Ohr Material Adverse Effect has occurred);

○	the execution, delivery, announcement or performance of the obligations under the Merger Agreement or the announcement, pendency or anticipated consummation of the merger;

○	any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; or

○	any changes (after the date of the Merger Agreement) in GAAP or legal requirements applicable to Ohr.

●	NeuBase will have received such other certificates and instruments (including without limitation certificates of good standing of Ohr in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it will reasonably request in connection with the closing of the transactions contemplated by the Merger Agreement;

●	NeuBase will have received a duly executed copy of a resignation letter from each of the resigning members of the Ohr board of directors;

●	the Ohr lock-up agreements will continue to be in full force and effect as of immediately following the effective time of the merger;

●	each of the five individuals designated by NeuBase will have been duly elected to the Ohr board of directors;

●	Ohr will have provided NeuBase with evidence satisfactory to Ohr that certain options to purchase shares of Ohr common stock that are outstanding and unexercised as of immediately prior to the effective time of the merger will be terminated and cancelled in full and of no further force or effect as of the effective time of the merger; and

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●	Ohr will have an unrestricted cash and cash equivalents balance as of the closing of the merger of at least $1,000,000.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Ohr and NeuBase for a transaction of this type relating to, among other things:

●	corporate organization and power, and similar corporate matters;

●	capital structure;

●	authority to enter into the Merger Agreement and the related agreements;

●	except as otherwise specifically identified in the Merger Agreement, the fact that the consummation of the merger would not contravene organizational documents, applicable laws or require the consent of any third party;

●	the inapplicability of Section 203 of the Delaware General Corporation Law;

●	financial statements and with respect to Ohr, documents filed with the SEC and the accuracy of information contained in those documents;

●	absence of changes;

●	tax matters;

●	intellectual property;

●	compliance with legal requirements;

●	legal proceedings and orders;

●	any brokerage or finder’s fee or other fee or commission in connection with the merger;

●	employee benefit plans;

●	legal proceedings and orders;

●	title to assets and condition of equipment;

●	environmental matters;

●	the availability and accuracy of the books and records;

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●	insurance;

●	labor matters;

●	validity of material contracts to which the parties, or any subsidiaries of Ohr, are a party and any violation, default or breach to such contracts;

●	suppliers;

●	government contracts;

●	transactions with affiliates;

●	accounts receivables;

●	with respect to Ohr, that it is not a shell company as defined by rules of the SEC;

●	with respect to Ohr, the opinion of its financial advisor, Roth, that the exchange ratio is fair to Ohr from a financial point of view; and

●	with respect to Ohr, valid issuance of the Ohr common stock in the merger.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Ohr and NeuBase to complete the merger.

No Solicitation

Each of Ohr and NeuBase agreed that during the period commencing on the date of the Merger Agreement and ending on the earlier of the consummation of the merger or the termination of the Merger Agreement, except as described below, Ohr and NeuBase and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives to, directly or indirectly:

●	solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of any “acquisition proposal” (as defined below) or take any action that would reasonably be expected to lead to an acquisition proposal;

●	furnish any nonpublic information with respect to it, or with respect to Ohr, its subsidiaries, to any person in connection with or in response to an acquisition proposal or an inquiry or indication of interest that could lead to an acquisition proposal;

●	engage in discussions or negotiations with any person with respect to any acquisition proposal;

●	approve, endorse or recommend any acquisition proposal; or

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●	enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to any “acquisition transaction” (as defined below).

An “acquisition proposal” means any offer, proposal, inquiry or indication of interest contemplating or otherwise relating to any acquisition transaction.

An “acquisition transaction” means any transaction or series of related transactions involving (but excluding the NeuBase Financings):

●	any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which NeuBase (or its subsidiaries) or Ohr (or its subsidiaries) is a constituent corporation, (ii) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of NeuBase (or its subsidiaries) or Ohr (or its subsidiaries), or (iii) in which NeuBase (or its subsidiaries) or Ohr (or its subsidiaries) issues securities representing more than 15% of the outstanding securities of any class of voting securities of any such entity (other than as contemplated under the Merger Agreement);

●	any issuance, sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, net income or assets of NeuBase (or its subsidiaries) or Ohr (or its subsidiaries); or

●	any liquidation or dissolution of any of NeuBase (or its subsidiaries) or Ohr (or its subsidiaries).

Notwithstanding the foregoing, before obtaining the approval of Ohr’s stockholders required to consummate the merger, Ohr may furnish nonpublic information regarding Ohr and its subsidiaries to, or enter into discussions with, any person in response to an Acquisition Proposal that, after consultation with its outside financial and legal advisor, the Ohr board of directors determines in good faith is, or would reasonably be expected to result in, a “superior offer” (and is not withdrawn) if:

●	neither Ohr any of its representatives (or its subsidiaries) have not breached the solicitation provisions above;

●	the Ohr board of directors concludes in good faith, after having taken into account the advice of its outside legal counsel, that such action is required in order for the Ohr board of directors to comply with its fiduciary obligations to Ohr’s stockholder under applicable legal requirements;

●	at least two business days prior to furnishing any such information to, or entering into discussions with, such person, Ohr gives NeuBase written notice of the identity of such person and of Ohr’s intention to furnish information to, or enter into discussions with, such person, and Ohr receives from such Person an executed confidentiality agreement on terms no more favorable to Ohr than the confidentiality agreement between Ohr and NeuBase and containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person by or on behalf of Ohr as well as customary “standstill” provisions; and

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●	at least two business days prior to furnishing any such information to such person, Ohr furnishes such nonpublic information to NeuBase (to the extent such nonpublic information has not been previously furnished by Ohr to NeuBase).

The Merger Agreement also provides that each party will promptly advise the other orally and in writing of any acquisition proposal, any inquiry or indication of interest that could lead to an acquisition proposal or any request for nonpublic information relating to NeuBase (or its subsidiaries) or Ohr (or its subsidiaries) (including the identity of the person making or submitting such acquisition proposal, inquiry, indication of interest or request, and the material terms thereof) that is made or submitted by any person during the period between signing the Merger Agreement and the closing of the merger. Each of NeuBase and Ohr have agreed to keep the other party informed on a prompt basis in all material respects with respect to the status of any such acquisition proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

Stockholders Meetings and Consents

Ohr is obligated under the Merger Agreement to call, give notice of and hold the Ohr special meeting for the purposes of considering the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the merger and the issuance of shares of Ohr common stock to NeuBase’s stockholders pursuant to the terms of the Merger Agreement, and the amendment and restatement of Ohr’s certificate of incorporation.

NeuBase is obligated under the Merger Agreement to obtain written consents of its stockholders sufficient to adopt the Merger Agreement thereby approving the merger and related transactions within two business days following the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, being submitted to the SEC.

Ohr Change in Recommendation

The Ohr board of directors will recommend that its stockholders vote to adopt the Merger Agreement and approve the transactions contemplated thereby, including the merger and the issuance of shares of Ohr common stock to NeuBase’s stockholders pursuant to the terms of the Merger Agreement and the amendment and restatement of Ohr’s certificate of incorporation, such recommendation is referred to as “Ohr Board Recommendation”. The proxy statement will include the Ohr Board Recommendation and the Ohr Board Recommendation will not be withdrawn or modified in a manner adverse to NeuBase, and no resolution by the Ohr board of directors or any committee thereof to withdraw or modify the Ohr Board Recommendation in a manner adverse to NeuBase will be adopted or proposed.

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Notwithstanding the forgoing, before obtaining the approval of Ohr’s stockholders required to consummate the merger, the Ohr Board Recommendation may be withdrawn or modified, referred to herein as an “Ohr Change in Recommendation”, if the Ohr board of directors of concludes in good faith, after having taken into account the advice of Ohr’s outside legal counsel and financial advisors, that (x) as a result of Ohr’s receipt of an acquisition proposal that was not made in violation of the solicitation provisions set forth above and that the Ohr board of directors has determined in good faith, after consultation with Ohr’s legal and financial advisors, constitutes a “superior offer” (as defined below), or (y) as a result of a material development or change in circumstances (other than an acquisition proposal) that affects the business, assets or operations of Ohr that occurs or arises after the date of the Merger Agreement and that was neither known to Ohr or its board of directors nor reasonably foreseeable as of the date of the Merger Agreement, referred to as an “Ohr Intervening Event”, the Ohr Change in Recommendation is required in order for the Ohr board of directors to comply with its fiduciary obligations to Ohr’s stockholders under applicable legal requirements. Prior to taking the action described in the immediately preceding paragraph, Ohr shall provide NeuBase with four business days’ prior written notice advising NeuBase that it intends to effect such Ohr Change in Recommendation and specifying, in reasonable detail, the reasons therefor (including, in the case of an acquisition proposal, the information required above and, in the case of an Ohr Intervening Event, the material facts and circumstances related to the applicable Ohr Intervening Event), and during such four business day period, (i) Ohr will negotiate, and cause its representatives to negotiate, with NeuBase in good faith (to the extent NeuBase wishes to negotiate) to enable NeuBase to determine whether to propose revisions to the terms of the Merger Agreement such that it would obviate the need for the Ohr board of directors to effect such withdrawal or modification, and (ii) Ohr will consider in good faith any proposal by NeuBase to amend the terms and conditions of the Merger Agreement in a manner that would obviate the need to effect such Ohr Change in Recommendation.

Nothing will prohibit NeuBase from taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012 of Regulation M-A promulgated under the Securities Exchange Act of 1934, as amended, or from otherwise making any disclosure to its stockholders that is required by applicable legal requirements or if the Ohr board of directors concludes in good faith, after consultation with its legal advisors, that the failure to make such disclosure would be reasonably likely to be inconsistent with its fiduciary duties under applicable law. For the avoidance of doubt, in no event shall the issuance of a “stop, look and listen” statement (or other similar statement pursuant to any requirement of applicable legal requirements) constitute an Ohr Change in Recommendation.

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Covenants; Conduct of Business Pending the Merger

During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the effective time of the merger, NeuBase agreed, except to the extent that Ohr consents in writing or as necessary to effect the merger, to carry on its business in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as theretofore conducted, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with key customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. Additionally, without limiting the foregoing, other than as expressly contemplated by the Merger Agreement, without obtaining the written consent of Ohr, NeuBase will not do any of the following:

●	amend or otherwise change its certificate of incorporation or bylaws, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise, except to effectuate a forward stock split of the NeuBase common stock;

●	issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) (except for the issuance of shares of common stock issuable pursuant to employee stock options under currently existing employee stock option plans or pursuant to currently outstanding warrants or convertible notes, as the case may be, which options, warrants, convertible notes or rights, as the case may be, are outstanding on the date of the Merger Agreement or pursuant to the conversion of NeuBase’s convertible notes);

●	redeem, repurchase or otherwise acquire, directly or indirectly, any shares of NeuBase capital stock (other than pursuant to a repurchase right in favor of NeuBase with respect to unvested shares at no more than cost);

●	incur any indebtedness or guarantee any indebtedness for borrowed money or issue or sell any debt securities or guarantee any debt securities or other obligations of others or sell, pledge, dispose of or create an encumbrance over any assets (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice; and (ii) dispositions of obsolete or worthless assets);

●	accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or warrants or authorize cash payments in exchange for any options, except as may be required under the NeuBase Warrant, any NeuBase option plan, contract or the Merger Agreement or as may be required by applicable legal requirements;

●	(i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire any of its securities, or propose to do any of the foregoing;

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●	sell, assign, transfer, license, sublicense or otherwise dispose of any intellectual property rights (other than pursuant to non-exclusive licenses in the ordinary course of business consistent with past practice);

●	(i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any other material property or assets; (ii) enter into or amend any material terms of any contract or grant any release or relinquishment of any material rights under any contract; (iii) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $50,000, taken as a whole; or (iv) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by (i) through (iii);

●	forgive any loans to any person, including its employees, officers, directors or affiliates;

●	increase the compensation payable or to become payable to its directors, officers, employees or consultants or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer (except for officers who are terminated on an involuntary basis), employee or consultant, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any such director, officer, consultant or employee, except for contributions required by legal requirements, bonus awards in the ordinary course of business consistent with past practice or bonus awards contingent upon the completion of the transactions contemplated by the Merger Agreement;

●	take any action, other than as required by applicable legal requirements or GAAP, to change accounting policies or procedures;

●	make or change any material tax election inconsistent with past practices, adopt or change any tax accounting method, or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations for any assessment of any tax, settle or compromise any material tax claim, audit, or assessment for an amount materially in excess of the amount reserved or accrued on the balance sheet of NeuBase, or amend any material tax returns or file claims for material tax refunds;

●	pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the financial statements of NeuBase, or incurred in the ordinary course of business and consistent with past practice;

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●	enter into any material partnership arrangements, joint development agreements or strategic alliances;

●	initiate any litigation, action, suit, proceeding, claim or arbitration or settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration (except in connection with the Merger Agreement);

●	make any material expenditure outside of the ordinary course of business or that is inconsistent with past practices (provided that nothing in the Merger Agreement shall prevent NeuBase from making payments on expenses incurred prior to the date of the Merger Agreement); or

●	take, or agree in writing or otherwise to take, any of the foregoing actions.

During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the effective time of the merger, Ohr agreed, except to the extent that NeuBase consents in writing, to carry on its business in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with key customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. Additionally, without limiting the foregoing, other than as expressly contemplated by the Merger Agreement, without obtaining the written consent of NeuBase, Ohr will not do any of the following:

●	except to effectuate a reverse stock split of the Ohr common stock, amend or otherwise change its certificate of incorporation or bylaws, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise;

●	issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) (except for the issuance of shares of common stock issuable pursuant to employee stock options under currently existing employee stock option plans or pursuant to currently outstanding warrants, as the case may be, which options, warrants or rights, as the case may be, are outstanding on the date hereof);

●	redeem, repurchase or otherwise acquire, directly or indirectly, any shares of Ohr capital stock;

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●	incur any indebtedness or guarantee any indebtedness for borrowed money or issue or sell any debt securities or guarantee any debt securities or other obligations of others or sell, pledge, dispose of or create an encumbrance over any assets (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice, and (ii) dispositions of obsolete or worthless assets);

●	except in certain circumstances, accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or warrants or authorize cash payments in exchange for any options;

●	(i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned subsidiary may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, or propose to do any of the foregoing;

●	sell, assign, transfer, license, sublicense or otherwise dispose of any intellectual property rights (other than pursuant to non-exclusive licenses in the ordinary course of business consistent with past practice);

●	(i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any other material property or assets; (ii) enter into or amend any material terms of any contract or grant any release or relinquishment of any material rights under any contract; (iii) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $50,000, taken as a whole; or (iv) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by (i) through (iii);

●	forgive any loans to any person, including its employees, officers, directors or affiliates;

●	increase the compensation payable or to become payable to its directors, officers, employees or consultants or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer (except for officers who are terminated on an involuntary basis), employee or consultant, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of its directors or officers;

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●	take any action, other than as required by applicable legal requirements or U.S. GAAP, to change accounting policies or procedures;

●	make or change any material tax election inconsistent with past practices, adopt or change any tax accounting method, or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations for any assessment of any tax, settle or compromise any material tax claim, audit, or assessment for an amount materially in excess of the amount reserved or accrued on the most recent financial statement of Ohr on file with the SEC, or amend any material tax returns or file claims for material tax refunds;

●	pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the financial statements of Ohr or Merger Sub, or incurred in the ordinary course of business and consistent with past practice;

●	enter into any material partnership arrangements, joint development agreements or strategic alliances;

●	other than with respect to ongoing litigation or in connection with the Merger Agreement, initiate any litigation, action, suit, proceeding, claim or arbitration or settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration;

●	make any material expenditure outside of the ordinary course of business or that is inconsistent with past practices (provided that nothing in the Merger Agreement will prevent Ohr from making payments on expenses incurred prior to the date of the Merger Agreement);

●	take, or agree in writing or otherwise to take, any of the actions described above; or

●	take any action that would cause Ohr to become a shell company as defined by rules of the SEC.

NeuBase Financings

Each of NeuBase and Ohr agreed that nothing contained in the Merger Agreement prohibits or restricts NeuBase from taking any action necessary or appropriate (including marketing efforts) in accordance with applicable securities laws and in accordance with the terms and conditions of the Merger Agreement, to conduct the NeuBase Financings prior to the effective time of the merger. Each of NeuBase and Ohr agreed that, subject to the terms and conditions of the Merger Agreement, (A) NeuBase may issue or sell up to an aggregate of $4,000,000 in NeuBase Financings without the consent of Ohr and (B) NeuBase may issue or sell more than $4,000,000 in NeuBase Financings with the written consent of Ohr. On March 1, 2019, the Ohr board of directors provided consent to NeuBase to issue $9,000,000 in Neubase Financings. Ohr and NeuBase further agreed that the NeuBase Financings is subject to the following terms and conditions: (i) the terms of any such NeuBase Financings will be as approved by a majority of NeuBase’s directors that are disinterested with respect to such NeuBase Financings (but in no event shall more than one disinterested director fail to approve such terms), in full compliance with their fiduciary duties; and (ii) all agreements relating to such NeuBase Financings shall, prior to their execution, be provided to Ohr for review and NeuBase will, in good faith, consider any comments to such documents that Ohr may have.

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Other Agreements

Each of Ohr and NeuBase has agreed to use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the merger and the other transactions contemplated by the Merger Agreement. In connection therewith, each party has agreed to:

●	use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental body with respect to the merger and the other transactions contemplated thereby, and to submit promptly any additional information requested by any such governmental body;

●	will cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated by the Merger Agreement that are required or permitted to be filed on or before the effective time of the merger; and

●	consult with each other before issuing any press release or otherwise making any public statements with respect to the merger or the Merger Agreement and will not issue any such press release or make any such public statement without the prior consent of the other party, which will not be unreasonably withheld or delayed; provided, however, that, on the advice of legal counsel, Ohr may comply with any SEC requirements under the Securities Act or Exchange Act which requires any public disclosure, without the consent or review of NeuBase.

Pursuant to the Merger Agreement, Ohr and NeuBase have further agreed that:

●	Ohr will promptly (i) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Ohr common stock to be issued in the merger and use its commercially reasonable efforts to cause such shares to be approved for listing (subject to notice of issuance), and (ii) to the extent required by Nasdaq Marketplace Rule 4340, file an initial listing for the Ohr common stock on Nasdaq (the “Nasdaq Listing Application”) and use its commercially reasonable efforts to cause such Nasdaq Listing Application to be conditionally approved prior to the effective time of the merger;

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●	After the effective time of the merger, Ohr will fulfill and honor in all respects the obligations of NeuBase and Ohr which existed prior to the date of the merger Agreement to indemnify NeuBase’s and Ohr’s present and former directors and officers and their heirs, executors and assigns, except that NeuBase directors and officers which become directors and officers of the surviving company will enter into its standard indemnification agreement which will supersede other contractual rights to indemnification;

●	NeuBase will secure a “tail” policy on NeuBase’s existing directors’ and officers’ liability insurance policy for a period of three years;

●	Ohr will secure a “tail” policy on Ohr’s existing directors’ and officers’ liability insurance policy for a period of at least three years; and

●	NeuBase will maintain a directors and officers liability insurance policy covering the directors and officers of Ohr immediately following the effective time in a coverage amount that is not less that the coverage amount of Ohr’s directors’ and officers’ liability insurance policy immediately prior to the effective time of the merger.

Termination

The Merger Agreement may be terminated and the merger may be abandoned, at any time prior to the effective time of the merger, notwithstanding approval thereof by the stockholders of NeuBase and Ohr, as set forth below:

●	by mutual written consent of NeuBase and Ohr;

●	by either Ohr or NeuBase if the merger has not been consummated by June 30, 2019; provided that this right to terminate the Merger Agreement will not be available to either Ohr or NeuBase if their failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the merger to occur on or before such date;

●	by either Ohr or NeuBase if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission will have issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger;

●	by either Ohr or NeuBase if the NeuBase stockholders have not approved the Merger Agreement or any of the transactions contemplated thereby within three business days after NeuBase first solicits the approval of the stockholders or if the NeuBase stockholder approval is subsequently rescinded by the stockholders of NeuBase; provided that this right to terminate will not be available to either Ohr or NeuBase if the failure to obtain such stockholder approval will have been caused by the action or failure to act of such party;

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●	by either Ohr or NeuBase, if Ohr’s stockholders do not adopt the Merger Agreement or approve any of the transactions contemplated thereby, including the merger and the issuance of Ohr common stock to NeuBase’s stockholders pursuant to the terms of the Merger Agreement; provided that this right to terminate the Merger Agreement will not be available to either Ohr or NeuBase where the failure to obtain such stockholder approval will have been caused by the action or failure to act of such party in breach of the Merger Agreement; provided, however, that Ohr’s adjournment of its stockholders meeting will not result in a failure to obtain the requisite vote under the Merger Agreement unless Ohr does not obtain such stockholders’ approval prior to the date 60 days after the date that the initial Ohr stockholders’ meeting is held; provided, however, that Ohr may not terminate the Merger Agreement until 65 days after the date that the initial Ohr stockholders’ meeting is held; provided further, that if the Ohr Board Recommendation is withdrawn or modified in a manner adverse to NeuBase, NeuBase may terminate the Merger Agreement before the date that is 60 days after the date that the initial Ohr stockholders’ meeting is held;

●	by Ohr upon breach of any of the representations, warranties, covenants or agreements on the part of NeuBase, or if any representation or warranty of NeuBase will have become inaccurate, in either case such that the conditions to closing would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided if such breach or inaccuracy is curable by NeuBase, then the Merger Agreement will not terminate as a result of such particular breach or inaccuracy unless the breach or inaccuracy remains uncured as of the tenth business day following the date of written notice given by Ohr to NeuBase of such breach or inaccuracy; provided further, that no termination may be made solely as a result of the failure of NeuBase to obtain NeuBase stockholders’ approval;

●	by NeuBase upon breach of any of the representations, warranties, covenants or agreements on the part of Ohr or Merger Sub, or if any representation or warranty of Ohr or Merger Sub will have become inaccurate, in either case such that the conditions to closing would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided if such breach or inaccuracy is curable by Ohr or Merger Sub, then the Merger Agreement will not terminate as a result of such particular breach or inaccuracy unless the breach or inaccuracy remains uncured as of the tenth Business Day following the date of written notice given by NeuBase to Ohr of such breach or inaccuracy; provided further, that no termination may be made solely as a result of the failure of Ohr’s stockholders to adopt the Merger Agreement or approve any of the transactions contemplated thereby, including the merger and the issuance of Ohr common stock to NeuBase’s stockholders pursuant to the terms of the Merger Agreement;

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●	by NeuBase, if there will have occurred any Ohr Material Adverse Effect since the date of the Merger Agreement and such Ohr Material Adverse Effect is not cured within 15 days; or

●	by Ohr, if there will have occurred any NeuBase Material Adverse Effect since the date of the Merger Agreement and such NeuBase Material Adverse Effect is not cured within 15 days.

Termination Fee

Fee payable by Ohr

Ohr must pay NeuBase a termination fee of $250,000 if:

●	the Merger Agreement is terminated by NeuBase upon breach of any of the representations, warranties, covenants or agreements on the part of Ohr or Merger Sub, or if any representation or warranty of Ohr or Merger Sub will have become inaccurate, in either case such that the conditions to closing would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate, subject to a 10 day cure period; or

●	the Merger Agreement is terminated by either Ohr or NeuBase, if Ohr’s stockholders have not approved the Merger Agreement or any of the transactions contemplated thereby, including the merger and the issuance of Ohr common stock to NeuBase’s stockholders pursuant to the terms of the Merger Agreement, subject to any applicable time limitations, and an acquisition proposal with respect to Ohr has been publicly announced, disclosed or otherwise communicated to the Ohr board of directors prior to the termination of the Merger Agreement and, within 12 months after the date of such termination, Ohr enters into a definitive agreement with respect to such acquisition transaction or consummates such acquisition transaction.

Fee payable by NeuBase

NeuBase must pay Ohr a termination fee of $250,000 if:

●	the Merger Agreement is terminated by Ohr upon breach of any of the representations, warranties, covenants or agreements on the part of NeuBase, or if any representation or warranty of NeuBase will have become inaccurate, in either case such that the conditions to closing would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate, subject to a 10 day cure period; or

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●	the Merger Agreement is terminated by either Ohr or NeuBase, if NeuBase’s stockholders have not approved the Merger Agreement or any of the transactions contemplated thereby, within three (3) Business Days after NeuBase first solicits the approval of the stockholders or if the approval is subsequently rescinded by the stockholders of the NeuBase.

Amendment

The Merger Agreement may be amended with the approval of the respective boards of directors of the parties at any time prior to the effective time of the merger if such amendment is in writing and is signed by each party to the Merger Agreement, except that after the Merger Agreement has been approved by the stockholders of Ohr or NeuBase, no amendment which by legal requirements requires further approval by the stockholders of Ohr and NeuBase, as the case may be, shall be made without such further approval.

AGREEMENTS RELATED TO THE MERGER

Support Agreements

Ohr Support Agreements

In order to induce NeuBase to enter into the Merger Agreement, certain Ohr securityholders that beneficially own or control 8.9% as of March 7, 2019 entered into support agreements pursuant to which, among other things, they agreed to vote all their shares of Ohr capital stock: in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the merger and the issuance of Ohr common stock and the Ohr Reverse Stock Split, which is part of this joint proxy statement/prospectus, in connection with, or related to, the consummation of the merger for which the Ohr board of directors has recommended that Ohr’s stockholders vote in favor; against any action or agreement that, to the knowledge of such securityholders, would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Ohr or any of its subsidiaries or affiliates under the Merger Agreement or that would reasonably be expected to result in any of the conditions to Ohr’s or any of its subsidiaries’ or affiliates’ obligations under the Merger Agreement not being fulfilled; and against any “acquisition proposal”, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the merger and all other transactions contemplated by the Merger Agreement. Such securityholders also agreed not to take any actions inconsistent with the foregoing obligations, except in the event that the Ohr board of directors withdraws or modifies its recommendation of the merger.

NeuBase Support Agreements

In order to induce Ohr to enter into the Merger Agreement, certain NeuBase securityholders that beneficially own or control approximately 60.87% of the voting power of NeuBase’s outstanding capital stock as of March 7, 2019 entered into support agreements pursuant to which, among other things, they agreed to vote all of their shares of NeuBase capital stock: in favor of the adoption of the Merger Agreement and, if required, the NeuBase Financings; against any action or agreement that, to the knowledge of such securityholder, would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of NeuBase or any of its subsidiaries or affiliates under the Merger Agreement or that would reasonably be expected to result in any of the conditions to NeuBase’s or any of its subsidiaries’ or affiliates’ obligations under the Merger Agreement not being fulfilled; and against any “acquisition proposal”, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the merger and all other transactions contemplated by the Merger Agreement. Such securityholders also agreed not to take any actions inconsistent with the foregoing obligations.

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Lock-Up Agreements

Certain NeuBase and Ohr securityholders that entered into support agreements also entered into lock-up agreements with Ohr pursuant to which they agreed, from the closing date of the merger until 90 days after the closing date of the merger and except in limited circumstances, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Ohr common stock or any securities convertible into or exercisable or exchangeable for Ohr common stock (including without limitation, Ohr common stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Ohr which may be issued upon exercise of a stock option or warrant that are currently or hereafter owned by the undersigned (collectively, the “Lock-Up Shares”)), or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition; (ii) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Ohr common stock or such other securities, in cash or otherwise; or (iii) make any demand for or exercise any right with respect to the registration of any shares of Ohr common stock or any security convertible into or exercisable or exchangeable for Ohr common stock.

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OHR EXECUTIVE COMPENSATION

Summary Compensation Table

The table below provides information on the compensation Ohr paid to the named executive officers in fiscal 2018 and 2017.

	Annual Compensation						Long-Term Compensation
Name and Principal Position	Year	Salary		Bonus(1)	Stock Awards	Option Awards(2)	Non- Equity Incentive Plan Compensation	Change in Pension Value and Non- Qualified Deferred Compensation Earnings	All Other Compensation(3)	Total
Jason Slakter	2018	$220,000	(4)	—	—	169,379	—	—	$195	$389,574
Chief Executive Officer	2017	$200,000		—	—	—	—	—	$195	$200,195

Sam Backenroth	2018	$200,000		—	—	152,007	—	—	$18,146	$370,153
Chief Financial Officer	2017	$200,000		—	—	—	—	—	$16,729	$216,729

(1)	No bonuses were awarded for service in fiscal 2018 and 2017.
(2)	The amounts in this column reflect the aggregate grant date fair value of equity awards granted during the applicable fiscal year, calculated in accordance with FASB ASC Topic 718 and using a Black-Scholes valuation model. Assumptions used in the calculation of these amounts are included in Note 8 of the audited financial statements included in Ohr’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018.
(3)	Consists of the following for each named executive officer:

Name	Year	401(k) Company	Group Term	Health Benefits	Paid Time Off buy Back	Total Other Compensation
Jason Slakter	2018	—	$195	—	—	$195
Chief Executive Officer	2017	—	$195	—	—	$195

Sam Backenroth	2018	—	$195	$17,951	—	$18,146
Chief Financial Officer	2017	—	$195	$16,534	—	$16,729

(4)	Includes payments for service on the Ohr board of directors.

The Ohr board of directors reviews the executives’ salaries on an annual basis. Each executive may also receive an annual bonus at the discretion of the Ohr board of directors, in accordance with any bonus plan adopted by the Ohr board of directors, and participates in Ohr’s employee benefit programs, stock based incentive compensation plans and other benefits. No bonuses were paid during the fiscal years ended September 30, 2018, and 2017.

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Employment Agreements

Dr. Jason Slakter

On August 5, 2015, the Ohr board of directors authorized the restructuring of certain management positions, all of which became effective as of August 7, 2015. Jason S. Slakter, MD was appointed Chief Executive Officer of Ohr. Dr. Slakter is paid $7,692.31 bi-weekly and is eligible for equity grants under stockholder approved equity compensation plans.

Sam Backenroth

On January 6, 2015, Ohr amended its employment agreement with Sam Backenroth, Chief Financial Officer and Vice President, Business Development, to extend the term to February 28, 2016, and to provide for automatic one year extensions thereafter absent notice of termination. The employment agreement provides for an annual base salary of $200,000 for Mr. Backenroth.

Outstanding Equity Awards at Fiscal Year-End

The following table provides certain information with respect to outstanding individual grants through the fiscal year ended September 30, 2018 to each of Ohr’s named executive officers:

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Jason Slakter	2,500		—		$202.80	3/10/2020	—	—	—	—
	6,500	(1)	13,000	(1)	$13.40	10/15/2022	—	—	—	—

Sam Backenroth	3,000		—		$202.80	3/10/2020	—	—	—	—
	5,833	(2)	11,667	(2)	$13.40	10/15/2022	—	—	—	—

(1)	One third of the options vested immediately, and one third of the options will vest on October 16, 2018 and October 16, 2019.
(2)	One third of the options vested immediately, and one third of the options will vest on October 16, 2018 and October 16, 2019.

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Change in Control Benefits

Change in control benefits are intended to diminish the distraction that executives would face by virtue of the personal uncertainties created by a pending or threatened change in control and to assure that Ohr will continue to have the executive’s full attention and services at all time. Ohr’s change in control benefits are designed to be competitive with similar benefits available at companies with which Ohr competes for executives’ talent. These benefits, as one element of Ohr’s total compensation program, help Ohr attract, retain and motivate highly talented executives.

Sam Backenroth

Mr. Backenroth is entitled to (1) severance pay and benefits if his employment is terminated, whether at the end of the term of his employment agreement or termination without cause, equal to 50% of his base salary at the time of termination, or (2) alternatively, in the event of a change in control of Ohr, upon (i) his termination without cause, (ii) expiration of the term of his employment agreement, or (iii) as a result of a constructive termination (that is, his resignation because he has reasonably determined in good faith that his titles, authorities, responsibilities, salary, bonus opportunities or benefits have been materially diminished, that a material adverse change in his working conditions has occurred, that his services are no longer required in light of Ohr’s business plan, or Ohr has breached his employment agreement) which occurs: (x) concurrently with the change in control, or (y) within 12 months of the change in control, he will be entitled to receive (A) severance pay in an amount equal to $400,000, (B) the value of any accrued but unused vacation time, (C) the amount of all accrued but previously unpaid base salary through the date of termination, and (D) all of his then current employment benefits for the longer of twelve (12) months or the full un-expired term of his employment agreement. Mr. Backenroth has the right, for a period of 30 to 90 days following termination of his employment to exercise his Ohr options to the extent such options are otherwise vested and exercisable as of the date of termination.

Equity compensation plans and other benefit plans

Ohr Pharmaceutical, Inc. 2016 Consolidated Stock Incentive Plan

General Information. The Ohr board of directors adopted the Ohr Pharmaceutical, Inc. 2016 Consolidated Stock Incentive Plan (the “2016 Plan”) on January 7, 2016 and the stockholders approved the plan on March 17, 2016 to assist Ohr in recruiting and retaining individuals with ability and initiative by enabling them to receive awards and participate in the future success of Ohr by associating their interests with those of Ohr and its stockholders. The 2016 Plan permits the grant of stock options (both incentive stock options (“ISOs”) and non-qualified stock options (“NQSOs”)), stock appreciation rights (“SARs”), restricted stock (“Restricted Stock Awards”), restricted stock units (“RSUs”) and other incentive awards (“Incentive Awards”).

Prior Plans. Ohr previously maintained each of the Ohr Pharmaceutical, Inc. 2014 Stock Incentive Plan (the “2014 Plan”) and the Ohr Pharmaceutical, Inc. 2009 Stock Incentive Plan (the “2009 Plan”). The 2016 Plan consolidated the 2014 Plan and the 2009 Plan into a new plan, with an aggregate number of shares available for issuance under the 2016 Plan as set forth below under “- Shares Subject to Plan.” For Options and Restricted Stock Awards granted under the 2014 Plan and the 2009 Plan prior to January 7, 2016, the terms and conditions of the 2014 Plan and the 2009 Plan and the applicable award agreements will control, except that Ohr’s Compensation Committee (the “Committee”), in its discretion may allow a participant to pay all or part of the option price (i) by surrendering shares of common stock to Ohr that the participant already owns and, if necessary to avoid adverse accounting consequences, has held for at least six months; (ii) by a cashless exercise through a broker; (iii) by means of a “net exercise” procedure, (iv) by such other medium of payment as the Committee in its discretion shall authorize or (v) by any combination of the aforementioned methods of payment. If shares of common stock are used to pay all or part of the Option price, the sum of the cash and cash equivalent and the fair market value (determined as of the day preceding the date of exercise) of the shares surrendered shall equal the Option price of the shares for which the Option is being exercised.

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Written Agreements. All awards granted under the 2016 Plan will be governed by separate written agreements between Ohr and the participants. The written agreements will specify when the award may become vested, exercisable or payable, as well as other terms and conditions that may apply to the award. No right or interest of a participant in any award will be subject to any lien, obligation or liability of the participant. The laws of the State of Delaware govern the 2016 Plan.

No awards may be granted after January 7, 2026, the date which is 10 years after the adoption of the 2016 Plan by the Board.

Administration. Ohr bears all expenses of administering the 2016 Plan. The Committee administers the 2016 Plan. The Committee has the authority to grant awards to such persons and upon such terms and conditions (not inconsistent with the provisions of the 2016 Plan), as it may consider appropriate. The Committee may delegate to one or more officers of Ohr all or part of its authority and duties with respect to awards to individuals who are not subject to Section 16 of the Exchange Act.

Eligibility for Participation. Any of Ohr’s employees or service providers, including any employees or service providers of its Affiliates (as defined in the 2016 Plan), and any non-employee member of the Ohr board of directors or the boards of directors of Ohr’s Affiliates, is eligible to receive an award under the 2016 Plan. However, ISOs may only be granted to employees of Ohr or an Affiliate.

Shares Subject to Plan. The maximum number of shares of Ohr common stock that may be issued under the life of the 2016 Plan pursuant to awards is (a) 291,667 shares minus (b) (i) the number of shares of Ohr common stock that previously have been issued pursuant to the exercise of options under the 2009 Plan or 2014 Plan or the number of shares of restricted stock granted under the 2014 Plan and the 2009 Plan that, as of March 7, 2019 are no longer subject to a substantial risk of forfeiture, and (ii) the number of options or warrants to purchase Ohr common stock that have been previously issued. One hundred percent (100%) of such shares may be issued pursuant to Options (including Incentive Stock Options), SARs, Restricted Stock Awards, Restricted Stock Units or Incentive Awards or any combination of Awards. Of the 291,667 shares, 16,667 previously were authorized under the 2009 Plan and 137,500 previously were authorized under the 2014 Plan.

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Shares of Ohr common stock covered by an Award shall only be counted as issued to the extent they are actually issued. A share of Ohr common stock issued in connection with any Award under the 2016 Plan shall reduce the total number of shares of Ohr common stock available for issuance under the 2016 Plan by one; provided, however, that a share of Ohr common stock covered under a stock-settled SAR shall reduce the total number of shares of Ohr common stock available for issuance under the 2016 Plan by one even though the shares of the Ohr common stock are not actually issued in connection with settlement of the SAR. Except as otherwise provided in the 2016 Plan, any shares of Ohr common stock related to an Award which terminates by expiration, forfeiture, cancellation or otherwise without issuance of shares of the Ohr common stock, which is settled in cash in lieu of Ohr common stock or which is exchanged, with the Committee’s permission, prior to the issuance of shares of Ohr common stock, for Awards not involving shares of Ohr common stock, shall again be available for issuance under the 2016 Plan. The following shares of Ohr common stock, however, may not again be made available for issuance as Awards under the 2016 Plan: (i) shares of Ohr common stock not issued or delivered as a result of a net settlement of an outstanding Award, (ii) shares of Ohr common stock tendered or held to pay the exercise price, purchase price or withholding taxes relating to an outstanding Award, or (iii) shares of Ohr common stock repurchased on the open market with the proceeds of the exercise price of an Award.

In any calendar year, no participant may be granted options, SARs, Restricted Stock Awards, RSUs, or any combination thereof that relate to more than 500,000 shares of Ohr common stock. In any calendar year, no participant may be granted an Incentive Award (i) with reference to a specified dollar limit for more than $3,000,000 and (ii) with reference to a specified number of shares of Ohr common stock for more than 500,000 shares of Ohr common stock. The maximum number of shares of Ohr common stock that may be issued pursuant to awards, the per individual limits on awards and the terms of outstanding awards will be adjusted as the Committee in its sole discretion determines is equitably required in the event of corporate transactions and other appropriate events.

Options. A stock option entitles the participant to purchase from Ohr a stated number of shares of Ohr common stock. The Committee will determine whether the option is intended to be an ISO or a NQSO and specify the number of shares of Ohr common stock subject to the option. In the case of ISOs, the aggregate fair market value (determined as of the date of grant) of Ohr common stock with respect to which an ISO may become exercisable for the first time during any calendar year cannot exceed $100,000; and if this limitation is exceeded, the ISOs which cause the limitation to be exceeded will be treated as NQSOs. The exercise price per share of Ohr common stock may not be less than the fair market value of Ohr common stock on the date the option is granted. With respect to an ISO granted to a participant who beneficially owns more than 10% of the combined voting power of Ohr or any Affiliate (determined by applying certain attribution rules), the exercise price per share may not be less than 110% of the fair market value of Ohr common stock on the date the option is granted. The exercise price may be paid in cash or, if the agreement so provides, the Committee may allow a participant to pay all or part of the exercise price by tendering shares of Ohr common stock the participant already owns, through a broker-assisted cashless exercise, by means of “net exercise” procedure, any other specified medium of payment or a combination.

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Stock Appreciation Rights. (“SARs”). A SAR entitles the participant to receive, upon exercise, the excess of the fair market value on that date of each share of Ohr common stock subject to the exercised portion of the SAR over the fair market value of each such share on the date of the grant of the SAR. A SAR can be granted alone or in tandem with an option. A SAR granted in tandem with an option is called a Corresponding SAR and entitles the participant to exercise the option or the SAR at which time the other tandem award expires. The Committee will specify the number of shares of Ohr common stock subject to a SAR and whether the SAR is a Corresponding SAR. No participant may be granted Corresponding SARs in tandem with ISOs which are first exercisable in any calendar year for shares of Common Stock having an aggregate fair market value (determined as of the date of grant) that exceeds $100,000; and if this limitation is exceeded the tandem option will be treated as NQSOs. A Corresponding SAR may be exercised only to the extent that the related option is exercisable and the fair market value of Ohr common stock on the date of exercise exceeds the exercise price of the related option. As set forth in the agreement, the amount payable as a result of the exercise of a SAR may be settled in cash, shares of Ohr common stock or a combination of each.

Restricted Stock Awards. A Restricted Stock Award is the grant or sale of shares of Ohr common stock, which may be subject to forfeiture restrictions. The Committee will prescribe whether the Restricted Stock Award is forfeitable and the conditions to which it is subject. If the participant must pay for a Restricted Stock Award, payment for the award generally shall be made in cash or, if the agreement so provides, by surrendering shares of Ohr common stock the participant already owns or any other medium of payment. Prior to vesting or forfeiture, a participant will have all rights of a stockholder with respect to the shares underlying the Restricted Stock Award, including the right to receive dividends and vote the underlying shares; provided, however, the participant may not transfer the shares. Ohr may retain custody of the certificates evidencing the shares until they are no longer forfeitable.

RSUs. An RSU entitles the participant to receive shares of Ohr common stock when certain conditions are met. The Committee will prescribe when the RSUs shall become payable. Ohr will pay the participant one share of Ohr common stock for each RSU that becomes earned and payable.

Incentive Awards. An Incentive Award entitles the participant to receive cash or Ohr common stock or a combination of each when certain conditions are met. The Committee will prescribe the terms and conditions of the Incentive Award. As set forth in the participant’s agreement, an Incentive Award may be paid in cash, shares of Ohr common stock or a combination of each.

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Performance Objectives. The Committee has discretion to establish objectively-determinable performance conditions for when awards will become vested, exercisable and payable. Objectively-determinable performance conditions are performance conditions (i) that are established in writing (a) at the time of grant (b) no later than the earlier of (x) 90 days after the beginning of the period of service to which they relate and (y) before the lapse of 25% of the period of service to which they relate; (ii) that are uncertain of achievement at the time they are established; and (iii) the achievement of which is determinable by a third party with knowledge of the relevant facts. These performance conditions may include any or any combination of the following: (a) gross, operating or net earnings before or after taxes; (b) return on equity; (c) return on capital; (d) return on sales; (e) return on investments; (f) return on assets or net assets; (g) earnings per share; (h) cash flow per share; (i) book value per share; (j) gross margin; (k) customers; (l) cash flow or cash flow from operations; (m) fair market value of Ohr or any Affiliate or shares of Ohr common stock; (n) share price or total stockholder return; (o) market share; (p) level of expenses or other costs; (q) gross, operating or net revenue; (r) earnings before interest and taxes; (s) adjusted earnings before interest and taxes; (t) profitability; (u) earnings before interest, taxes, depreciation and amortization; (v) adjusted earnings before interest, taxes, depreciation and amortization; (w) adjusted earnings before interest, taxes, depreciation and amortization less capital expenditures; (x) research and development milestones; (y) business development objectives, partnerships and other collaborations; or (z) peer group comparisons of any of the aforementioned performance conditions. Performance conditions may be related to a specific customer or group of customers or geographic region. The form of the performance conditions also may be measured on Ohr’s, an Affiliate, a division, a business unit, a service line, a segment or a geographic basis or a combination thereof. Performance goals may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure of the selected performance conditions. Profits, earnings and revenues used for any performance condition measurement may exclude any extraordinary or nonrecurring items. The performance conditions may, but need not, be based upon an increase or positive result under the aforementioned performance criteria and could include, for example and not by way of limitation, maintaining the status quo or limiting the economic losses (measured, in each case, by reference to the specific business criteria). An award that is intended to become exercisable, vested or payable on the achievement of performance conditions means that the award will not become exercisable, vested or payable solely on mere continued employment or service. However, such an award, in addition to performance conditions, may be subject to continued employment or service by the participant. Additionally, the vesting, exercise or payment of an award can be conditioned on mere continued employment or service if it is not intended to qualify as qualified performance-based compensation under Section 162(m) of the Code.

Change in Control. In the event of or in anticipation of a “Change in Control” (as defined in the 2016 Plan), the Committee in its discretion may terminate outstanding awards (i) by giving the participants an opportunity to exercise the awards that are then exercisable and then terminating, without any payment, all awards that have not been exercised (including those that were not then exercisable) or (ii) by paying the participant the value of the awards that are then vested, exercisable or payable without payment for any awards that are not then vested, exercisable or payable or that have no value. Alternatively, the Committee may take such other action as the Committee determines to be reasonable under the circumstances to permit the participant to realize the vested value of the award. The Committee may provide that a participant’s outstanding awards become fully exercisable or payable on and after a Change in Control or immediately before the date the awards will be terminated in connection with a Change in Control. Awards will not be terminated to the extent they are to be continued after the Change in Control.

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Stockholder Rights. No participant shall have any rights as a stockholder of Ohr until the award is settled by the issuance of Ohr common stock (other than a Restricted Stock Award or RSUs for which certain stockholder rights may be granted).

Transferability. An award is non-transferable except by will or the laws of descent and distribution, and during the lifetime of the participant to whom the award is granted, the award may only be exercised by, or payable to, the participant. The holder of the transferred award will be bound by the same terms and conditions that governed the award during the period that it was held by the participant.

Maximum Award Period. No award shall be exercisable or become vested or payable more than ten years after the date of grant. An ISO granted to a participant who beneficially owns more than 10% of the combined voting power of Ohr or any Affiliate (determined by applying certain attribution rules) or a Corresponding SAR that relates to such an ISO may not be exercisable more than five years after the date of grant.

Compliance With Applicable Law. No award shall be exercisable, vested or payable except in compliance with all applicable federal and state laws and regulations (including, without limitation, tax and securities laws), any listing agreement with any stock exchange to which Ohr is a party, and the rules of all domestic stock exchanges on which Ohr’s shares may be listed.

Amendment and Termination of Plan. The Ohr board of directors may amend or terminate the 2016 Plan at any time; provided, however, that no amendment may adversely impair the rights of a participant with respect to outstanding awards without the participant’s consent. An amendment will be contingent on approval of Ohr’s stockholders, to the extent required by law, by the rules of any stock exchange on which Ohr’s securities are then traded or if the amendment would (i) increase the benefits accruing to participants under the 2016 Plan, including without limitation, any amendment to the 2016 Plan or any agreement to permit a repricing or decrease in the exercise price of any outstanding options or SARs, (ii) increase the aggregate number of shares of Ohr common stock that may be issued under the 2016 Plan or (iii) modify the requirements as to eligibility for participation in the 2016 Plan.

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Forfeiture Provisions. Awards do not confer upon any individual any right to continue in the employ or service of Ohr or any Affiliate. All rights to any award that a participant has will be immediately forfeited if the participant is discharged from employment or service for “Cause” (as defined in the 2016 Plan).

Material U.S. Federal Income Tax Consequences.

The following discussion summarizes the material United States federal income tax consequences associated with awards granted under the 2016 Plan to U.S. citizens. The discussion is based on laws, regulations, rulings and court decisions currently in effect, all of which are subject to change.

ISOs. A participant will not recognize taxable income on the grant or exercise of an ISO. A participant will recognize taxable income when he or she disposes of the shares of Ohr common stock acquired under the ISO. If the disposition occurs more than two years after the grant of the ISO and more than one year after its exercise (the “ISO holding period”), the participant will recognize long-term capital gain (or loss) to the extent the amount realized from the disposition exceeds (or is less than) the participant’s tax basis in the shares of Ohr common stock. A participant’s tax basis in shares of Ohr common stock generally will be the amount the participant paid for the shares.

If Ohr common stock acquired under an ISO is disposed of before the expiration of the ISO holding period described above, the participant will recognize as ordinary income in the year of the disposition the excess of the fair market value of Ohr common stock on the date of exercise of the ISO over the exercise price. Any additional gain will be treated as long-term or short-term capital gain, depending on the length of time the participant held the shares. A special rule applies to such a disposition where the amount realized is less than the fair market value of Ohr common stock on the date of exercise of the ISO. In that case, the ordinary income the participant will recognize will not exceed the excess of the amount realized on the disposition over the exercise price. If the amount realized is less than the exercise price, the participant will recognize a capital loss (long-term if the stock was held more than one year and short-term if held one year or less). A participant will receive different tax treatment if the exercise price is paid by delivery of Ohr common stock the participant already owns.

Neither Ohr nor any of its Affiliates will be entitled to a federal income tax deduction with respect to the grant or exercise of an ISO. However, in the event a participant disposes of Ohr common stock acquired under an ISO before the expiration of the ISO holding period described above, Ohr or its Affiliate will be entitled to a federal income tax deduction equal to the amount of ordinary income the participant recognizes.

NQSOs. A participant will not recognize any taxable income on the grant of a NQSO. On the exercise of a NQSO, the participant will recognize as ordinary income the excess of the fair market value of Ohr common stock acquired over the exercise price. A participant’s tax basis in Ohr common stock is the amount paid plus any amounts included in income on exercise. The participant’s holding period for the stock begins on acquisition of the shares. Any gain or loss that a participant realizes on a subsequent disposition of Ohr common stock acquired on the exercise of a NQSO generally will be treated as long-term or short-term capital gain or loss, depending on the length of time the participant held such shares. The amount of the gain (or loss) will equal the amount by which the amount realized on the subsequent disposition exceeds (or is less than) the participant’s tax basis in his or her shares. A participant will receive different tax treatment if the exercise price is paid by delivery of Ohr common stock the participant already owns.

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The exercise of a NQSO will entitle Ohr or its Affiliate to claim a federal income tax deduction equal to the amount of ordinary income the participant recognizes. If the participant is an employee, that ordinary income will constitute wages subject to withholding and employment taxes.

SARs. A participant will not recognize any taxable income at the time the SARs are granted. The participant at the time of receipt will recognize as ordinary income the amount of cash and the fair market value of Ohr common stock that he or she receives. Ohr or its Affiliate will be entitled to a federal income tax deduction equal to the amount of ordinary income the participant recognizes. If the participant is an employee, that ordinary income will constitute wages subject to withholding and employment taxes.

Restricted Stock Awards. A participant will recognize ordinary income on account of a Restricted Stock Award on the first day that the shares are either transferable or not subject to a substantial risk of forfeiture. The ordinary income recognized will equal the excess of the fair market value of Ohr common stock on such date over the amount, if any, the participant paid for the Restricted Stock Award. However, even if the shares under a Restricted Stock Award are both nontransferable and subject to a substantial risk of forfeiture, the participant may make a special “83(b) election” within 30 days of the grant date to recognize income, and have his or her tax consequences determined, as of the date the Restricted Stock Award is made. The participant’s tax basis in the shares received will equal the income recognized plus the price, if any, paid for the Restricted Stock Award. Any gain (or loss) that a participant realizes upon the sale of any Ohr common stock acquired pursuant to a Restricted Stock Award will be equal to the amount by which the amount realized on the disposition exceeds (or is less than) the participant’s tax basis in the shares and will be treated as long-term (if the shares are held for more than one year) or short-term (if the shares are held for one year or less) capital gain or loss. The participant’s holding period for the stock begins on the date the shares are either transferable or not subject to a substantial risk of forfeiture, except that the holding period will begin on the date of grant if the participant makes the special “83(b) election.” Ohr or its Affiliate will be entitled to a federal income tax deduction equal to the ordinary income the participant recognizes. If the participant is an employee, that ordinary income will constitute wages subject to withholding and employment taxes.

RSUs. The participant will not recognize any taxable income at the time the RSUs are granted. When the terms and conditions to which the RSUs are subject have been satisfied and the RSUs are paid, the participant, at the time of receipt, will recognize as ordinary income the fair market value of Ohr common stock he or she receives. The participant’s holding period in Ohr common stock will begin on the date the stock is received. The participant’s tax basis in Ohr common stock will equal the amount he or she includes in ordinary income. Any gain or loss that a participant realizes on a subsequent disposition of the shares will be treated as long-term or short-term capital gain or loss, depending on the participant’s holding period for the stock (long-term if the shares are held for more than one year; short-term if one year or less). The amount of the gain (or loss) will equal the amount by which the amount realized on the disposition exceeds (or is less than) the participant’s tax basis in Ohr common stock. Ohr or its Affiliate will be entitled to a federal income tax deduction equal to the ordinary income the participant recognizes. If the participant is an employee, that ordinary income will constitute wages subject to withholding and employment taxes.

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Incentive Awards. A participant will not recognize any taxable income at the time an Incentive Award is granted. When the terms and conditions to which an Incentive Award is subject have been satisfied and the award is paid, the participant, at the time of receipt, will recognize as ordinary income the amount of cash and the fair market value of Ohr common stock he or she receives. The participant’s holding period in any Ohr common stock received will begin on the date of receipt. The participant’s tax basis in Ohr common stock will equal the amount he or she includes in ordinary income with respect to such shares. Any gain or loss that a participant realizes on a subsequent disposition of the Ohr common stock will be treated as long-term or short-term capital gain or loss, depending on the participant’s holding period for Ohr common stock (long-term if the shares are held for more than one year; short-term if one year or less). The amount of the gain (or loss) will equal the amount by which the amount realized on the disposition exceeds (or is less than) the participant’s tax basis in Ohr common stock. Ohr or its Affiliate will be entitled to a federal income tax deduction equal to the amount of ordinary income the participant recognizes. If the participant is an employee, that ordinary income will constitute wages subject to withholding and employment taxes.

Limitation on Deductions. The deduction for a publicly-held corporation for otherwise deductible compensation to a “covered employee” generally is limited to $1 million per year. An individual is a covered employee if he or she is the chief executive officer, chief financial officer, or one of the other three highest compensated officers for the year (other than the chief executive officer or chief financial officer) or ever was a “covered employee” after December 31, 2016. For awards made prior to November 3, 2017 (to the extent not materially modified), the $1 million limit does not apply to compensation payable solely because of the attainment of performance conditions that meet the requirements set forth in Section 162(m) of the Code and the regulations thereunder. Compensation is considered performance-based only if (a) it is paid solely on the achievement of one or more performance conditions; (b) two or more “outside directors” set the performance conditions; (c) before payment, the material terms under which the compensation is to be paid, including the performance conditions, are disclosed to, and approved by, the stockholders and (d) before payment, two or more “outside directors” certify in writing that the performance conditions have been met. The 2016 Plan has been designed to enable the Committee to structure awards that are intended to meet the requirements for qualified performance-based compensation that would not be subject to the $1 million per year deduction limit under Section 162(m) of the Code. Nevertheless, effective for awards made after November 2, 2017, the exception for qualified performance-based compensation generally no longer applies, and the $1 million per year deduction limit will apply to compensation and awards made to covered employees.

Any grant, exercise, vesting or payment of an award may be postponed if Ohr reasonably believes that its or any applicable Affiliate’s deduction with respect to such award would be limited or eliminated by application of Code Section 162(m) to the extent permitted by Section 409A of the Code; provided, however, such delay will last only until the earliest date at which Ohr reasonably anticipates the deduction will not be limited or eliminated under Code Section 162(m).

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Other Tax Rules. The 2016 Plan is designed to enable the Committee to structure awards that are intended to not be subject to Code Section 409A, which imposes certain restrictions and requirements on deferred compensation.

2014 Stock Incentive Plan

The Ohr Pharmaceutical, Inc. 2014 Stock Incentive Plan (the “2014 Plan”) was first adopted by the Ohr board of directors on January 31, 2014, and by the stockholders on March 31, 2014, as amended by the Ohr board of directors on January 6, 2015, and by the stockholders on March 10, 2015.

The 2014 Plan is designed to advance Ohr’s interests by enhancing its ability to attract and retain employees and others in a position to make significant contributions to the success of Ohr through ownership of shares of Ohr common stock. The 2014 Plan provides for the grant of ISOs, NQSOs, restricted stock, and combinations of the above. Awards under the 2014 Plan may also include provision for payment of dividend equivalents with respect to the shares subject to the award.

The 2014 Plan is administered by the Compensation Committee. All employees of Ohr and any of its subsidiaries and other persons or entities (including non-employee directors of Ohr and its subsidiaries) who, in the opinion of the Ohr board of directors, are in a position to make a significant contribution to the success of Ohr or its subsidiaries are eligible to participate in the 2014 Plan.

Summary of the 2014 Plan. The exercise price of an ISO granted under the 2014 Plan may not be less than 100% (110% in the case of 10% stockholders) of the fair market value of the Ohr common stock at the time of grant. The exercise price of a NQSO granted under the 2014 Plan is determined by the Ohr board of directors. The term of each option may be set by the Ohr board of directors, but cannot exceed ten years from grant (five years from grant in the case of an incentive stock option granted to a 10% stockholder), and each option will be exercisable at such time or times as the Ohr board of directors specifies. The option price may be paid in cash or check acceptable to Ohr or, if permitted by the Ohr board of directors and subject to certain additional limitations, by tendering shares of common stock, by using a promissory note, by delivering to Ohr an unconditional and irrevocable undertaking by a broker promptly to deliver sufficient funds to pay the exercise price, or a combination of the foregoing.

Except as otherwise provided by the Ohr board of directors, if a participant dies, options held by such participant immediately prior to death, to the extent then exercisable, may be exercised by the participant’s executor, administrator or transferee during a period of one year following such death (or for the remainder of their original term, if less). Except as otherwise determined by the Ohr board of directors, options not exercisable at a participant’s death terminate. Outstanding awards of restricted common stock must be transferred to Ohr upon a participant’s death except as otherwise determined by the Ohr board of directors.

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In the case of termination of a participant’s association with Ohr for any reason other than death, options remain exercisable, to the extent they were exercisable immediately prior to termination, for 30 days (or for the remainder of their original term, if less), and shares of restricted common stock must be resold to Ohr, unless otherwise determined by the Ohr board of directors. If any such association is terminated due to the participant’s discharge for cause which, in the opinion of the Ohr board of directors, casts such discredit on the participant as to justify immediate termination of any award under the 2014 Plan, such participant’s options may be terminated immediately.

In the event of a consolidation or merger in which Ohr is not the surviving company or which results in the acquisition of substantially all of Ohr’s outstanding common stock by a single person or entity or by a group of persons and/or entities acting in concert or in the event of the sale or transfer of substantially all of Ohr’s assets, the Ohr board of directors may determine that (i) each outstanding option will become immediately exercisable unless otherwise provided at the time of grant, and (ii) each outstanding share of restricted Ohr common stock will immediately become free of all restrictions and conditions. The Ohr board of directors may also arrange to have the surviving or acquiring corporation or affiliate assume any award held by a participant or grant a replacement award. If the optionee is terminated after a change in control by Ohr without cause, or in the case of certain officers designated from time to time by the Ohr board of directors resign under certain circumstances, within two years following the change in control, all unvested options will vest and all options will be exercisable for the shorter of four years or their original duration and all other awards will vest. If the option committee makes no such determination, outstanding awards to the extent not fully vested will be forfeited.

2009 Stock Incentive Plan

The Ohr Pharmaceutical, Inc. 2009 Stock Incentive Plan (the “2009 Plan”) was first adopted by the Ohr board of directors in June 2009 and by the stockholders effective as of July 13, 2009.

The 2009 Plan was designed to encourage ownership of Ohr common stock by employees, consultants and directors of Ohr and its affiliates and to provide additional incentive for them to promote the success of Ohr’s business. The 2009 Plan provided for the grant of ISOs, NQSOs, restricted stock, and combinations of the above.

The 2009 Plan is administered by the Compensation Committee. An award under the 2009 Plan may grant to any employee of or consultant to one or more of Ohr and its affiliates or to any non-employee member of the Ohr board of directors or of any board of directors (or similar governing authority) of any affiliate.

Summary of the 2009 Plan. If any Option expires, terminates, or is cancelled for any reason without having been exercised in full, or if any award of restricted stock is forfeited by the recipient, the shares not purchased by the optionee or forfeited by the recipient shall again be available for awards to be granted under the 2009 Plan.

The exercise price of an ISO granted under the 2009 Plan may not be less than 100% (110% in the case of 10% stockholders) of the fair market value of Ohr common stock at the time of grant. The exercise price of a NQSO granted under the 2009 Plan is determined by the Ohr board of directors. The term of each option may be set by the Ohr board of directors but cannot exceed ten years from grant (five years from grant in the case of an incentive stock option granted to a 10% stockholder), and each option will be exercisable at such time or times as the Ohr board of directors specifies. The option price may be paid in cash or check acceptable to Ohr or, if permitted by the Ohr board of directors and subject to certain additional limitations, by tendering shares of common stock, by using a promissory note, by delivering to Ohr an unconditional and irrevocable undertaking by a broker promptly to deliver sufficient funds to pay the exercise price, or a combination of the foregoing.

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 If a participant’s employment or other association with Ohr and its affiliates ends for any reason, any outstanding option of the participant will cease to be exercisable not later than 30 days following that event and, for the period it remains exercisable following that event, will be exercisable only to the extent exercisable at the date of that event. Military or sick leave or other bona fide leave will not be deemed a termination of employment or other association.

Unless the Compensation Committee provided otherwise for any award of restricted stock, upon termination of a participant’s employment or other association with Ohr and its affiliates for any reason during the restriction period, all shares of restricted stock subject to forfeiture will be forfeited or otherwise subject to return to or repurchase by Ohr on the terms specified in the award agreement.

In the event of a Change in Control (as defined in the 2009 Plan), any restricted stock award still then subject to a forfeiture and any outstanding option not then exercisable in full shall vest under the terms of the award. The Compensation Committee shall have the discretion, exercisable either in advance of a change in control or at the time thereof, to provide (upon such terms as it may deem appropriate) for (i) the automatic acceleration of one or more outstanding options that do not otherwise accelerate by reason of the change in control, and/or (ii) the subsequent termination of one or more of Ohr’s repurchase rights with respect to restricted stock awards that do not otherwise terminate at that time, in the event that the employment of the respective grantees of such awards should subsequently terminate following such change in control.

Material U.S. Federal Income Tax Consequences For the 2014 Plan and the 2009 Plan

The following discussion summarizes the principal United States federal income tax consequences associated with awards granted under the 2014 Plan and 2009 Plan to U.S. citizens. The discussion is based on laws, regulations, rulings and court decisions currently in effect, all of which are subject to change.

ISOs. A participant will not recognize taxable income on the grant or exercise of an ISO. A participant will recognize taxable income when he or she disposes of the shares of Common Stock acquired under the ISO. If the disposition occurs more than two years after the grant of the ISO and more than one year after its exercise (the “ISO holding period”), the participant will recognize long-term capital gain (or loss) to the extent the amount realized from the disposition exceeds (or is less than) the participant’s tax basis in the shares of Ohr common stock. A participant’s tax basis in shares of Ohr common stock generally will be the amount the participant paid for the shares.

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If Ohr common stock acquired under an ISO is disposed of before the expiration of the ISO holding period described above, the participant will recognize as ordinary income in the year of the disposition the excess of the fair market value of Ohr common stock on the date of exercise of the ISO over the exercise price. Any additional gain will be treated as long-term or short-term capital gain, depending on the length of time the participant held the shares. A special rule applies to such a disposition where the amount realized is less than the fair market value of Ohr common stock on the date of exercise of the ISO. In that case, the ordinary income the participant will recognize will not exceed the excess of the amount realized on the disposition over the exercise price. If the amount realized is less than the exercise price, the participant will recognize a capital loss (long-term if the stock was held more than one year and short-term if held one year or less). A participant will receive different tax treatment if the exercise price is paid by delivery of Ohr common stock the participant already owns.

Neither Ohr nor any of its Affiliates will be entitled to a federal income tax deduction with respect to the grant or exercise of an ISO. However, in the event a participant disposes of Ohr common stock acquired under an ISO before the expiration of the ISO holding period described above, Ohr or its Affiliate will be entitled to a federal income tax deduction equal to the amount of ordinary income the participant recognizes.

NQSOs. A participant will not recognize any taxable income on the grant of a NQSO. On the exercise of a NQSO, the participant will recognize as ordinary income the excess of the fair market value of Ohr common stock acquired over the exercise price. A participant’s tax basis in Ohr common stock is the amount paid plus any amounts included in income on exercise. The participant’s holding period for the stock begins on acquisition of the shares.

Any gain or loss that a participant realizes on a subsequent disposition of Ohr common stock acquired on the exercise of a NQSO generally will be treated as long-term or short-term capital gain or loss, depending on the length of time the participant held such shares. The amount of the gain (or loss) will equal the amount by which the amount realized on the subsequent disposition exceeds (or is less than) the participant’s tax basis in his or her shares. A participant will receive different tax treatment if the exercise price is paid by delivery of Ohr common stock the participant already owns.

The exercise of a NQSO will entitle Ohr or its Affiliate to claim a federal income tax deduction equal to the amount of ordinary income the participant recognizes. If the participant is an employee, that ordinary income will constitute wages subject to withholding and employment taxes.

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Restricted Stock Awards. A participant will recognize ordinary income on account of a Restricted Stock Award on the first day that the shares are either transferable or not subject to a substantial risk of forfeiture. The ordinary income recognized will equal the excess of the fair market value of Ohr common stock on such date over the amount, if any, the participant paid for the Restricted Stock Award. However, even if the shares under a Restricted Stock Award are both nontransferable and subject to a substantial risk of forfeiture, the participant may make a special “83(b) election” to recognize income, and have his or her tax consequences determined, as of the date the Restricted Stock Award is made. The participant’s tax basis in the shares received will equal the income recognized plus the price, if any, paid for the Restricted Stock Award. Any gain (or loss) that a participant realizes upon the sale of any Ohr common stock acquired pursuant to a Restricted Stock Award will be equal to the amount by which the amount realized on the disposition exceeds (or is less than) the participant’s tax basis in the shares and will be treated as long-term (if the shares are held for more than one year) or short-term (if the shares are held for one year or less) capital gain or loss. The participant’s holding period for the stock begins on the date the shares are either transferable or not subject to a substantial risk of forfeiture, except that the holding period will begin on the date of grant if the participant makes the special “83(b) election.” Ohr or its Affiliate will be entitled to a federal income tax deduction equal to the ordinary income the participant recognizes. If the participant is an employee, that ordinary income will constitute wages subject to withholding and employment taxes.

Other Tax Rules. The 2014 Plan and the 2009 Plan are designed to enable the Compensation Committee to structure awards that are intended to not be subject to Code Section 409A, which imposes certain restrictions and requirements on deferred compensation.

COMPENSATION OF OHR DIRECTORS

During the fiscal year ending September 30, 2018, the following options were granted to Ohr’s non-executive directors serving in fiscal 2018:

Name	Grant Date	All other stock awards: Number of shares of stock or units	All other option awards: Number of securities underlying options	Exercise Price	Grant Date Fair Value of Stock and Option Awards(1)
June Almenoff	10/16/2017	—	8,500	$13.40	$73,832
Director

Orin Hirschman	10/16/2017	—	12,250	$13.40	$106,405
Director

Thomas Riedhammer	10/16/2017	—	8,500	$13.40	$73,832
Director

(1) The amounts in this column reflect the aggregate grant date fair value of equity awards granted during the applicable fiscal year, calculated in accordance with FASB ASC Topic 718 and using a Black-Scholes valuation model. Assumptions used in the calculation of these amounts are included in Note 8 of the audited financial statements included in Ohr’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018.

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The following table shows the number of outstanding options held by Ohr’s non-executive directors at the end of fiscal 2018:

Number of Securities Underlying Unexercised Options (#)(1)

Name	Exercisable		Unexercisable		Unearned	Option Exercise Price	Option Expiration Date
Michael Ferguson	18,750	(2)	6,250	(2)	—	$13.00	5/11/2027
Chairman

Orin Hirschman	4,200		—		—	$202.80	3/10/2020
Director	3,000		—		—	$102.80	1/6/2021
	4,083	(3)	8,167	(3)	—	$13.40	10/15/2022

Thomas Riedhammer	4,200		—		—	$202.80	3/10/2020
Director	3,000		—		—	$102.80	1/6/2021
	2,833	(4)	5,667	(4)	—	$13.40	10/15/2022

June Almenoff	4,200		—		—	$202.80	3/10/2020
Director	3,000		—		—	$102.80	1/6/2021
	2,833	(4)	5,667	(4)	—	$13.40	10/15/2022

(1)	The option numbers represent options to acquire shares of Ohr common stock.
(2)	12,500 options vested on May 12, 2017, 6,250 vested on May 12, 2018, and 6,250 will vest on May 12, 2019.
(3)	4,083 vested on October 16, 2017, 4,083 will vest on October 16, 2018, and 4,084 will vest on October 16, 2019.
(4)	2,833 vested on October 16, 2017, 2,833 will vest on October 16, 2018, and 2,834 will vest on October 16, 2019.

The following table shows the compensation of Ohr’s non-executive directors for fiscal year 2018:

					Change in
					Pension Value
					and Non-
	Fees				Qualified
	Earned			Non-Equity	Deferred
	or Paid in	Stock	Option	Incentive Plan	Compensation	All Other
Name	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Michael Ferguson	10,000	—	—	—	—	—	$10,000
Chairman

June Almenoff	10,000	—	73,832	—	—	—	$83,832
Director

Orin Hirschman	10,000	—	106,405	—	—	—	$116,405
Director

Thomas Reidhammer	10,000	—	73,832	—	—	—	$83,832
Director

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MATTERS BEING SUBMITTED TO A VOTE OF OHR’S STOCKHOLDERS

Proposal No. 1: Adoption of the Merger Agreement and Approval of the Transactions Contemplated Thereby

At the Ohr special meeting, Ohr’s stockholders will be asked to adopt the Merger Agreement and approve the transactions contemplated thereby, including the merger and the issuance of Ohr common stock to Ohr stockholders pursuant to the Merger Agreement. In connection with the merger, NeuBase has entered into financing agreements which will result in gross proceeds to NeuBase of $9.0 million consisting of (i) the NeuBase Equity Financing of $8.4 million and (ii) the NeuBase Debt Financing of $600,000. The initial exchange ratio in the Merger Agreement was based on Ohr having minimum cash of $1.0 million at the closing of the merger and NeuBase receiving minimum proceeds of $4.0 million in the NeuBase Financings, and if such amounts were achieved, the current stockholders, option holders, warrant holders and note holders of NeuBase were expected to own, or hold rights to acquire, the Original NeuBase Allocation Percentage (80%) of the Fully-Diluted Common Stock of Ohr, and Ohr’s current stockholders, option holders and warrant holders were expected to own, or hold rights to acquire, the Original Ohr Allocation Percentage (20%) of the Fully-Diluted Common Stock of Ohr. The Merger Agreement provides that the Original NeuBase Allocation Percentage will be increased by 0.1% for every $100,000 that the proceeds from the NeuBase Financings exceed $4.0 million, and the Original Ohr Allocation Percentage will be decreased by 0.1% for every $100,000 that the proceeds from the NeuBase Financings exceed $4.0 million. As a result of the NeuBase Financings resulting in proceeds of $9.0 million, it is expected that immediately after the merger, and after giving effect to the NeuBase Financings, current stockholders, option holders, warrant holders and note holders of NeuBase will own, or hold rights to acquire, approximately 85% of the Fully-Diluted Common Stock of Ohr, and Ohr’s current stockholders, option holders and warrant holders will own, or hold rights to acquire, approximately 15% of the Fully-Diluted Common Stock of Ohr.

The terms of, reasons for and other aspects of the Merger Agreement, the merger and the issuance of Ohr common stock pursuant to the Merger Agreement are described in detail in the other sections in this joint proxy statement/prospectus.

Required Vote

The affirmative vote of a majority of the outstanding shares of Ohr common stock entitled to vote at the Ohr special meeting is required for approval of Proposal No. 1. Abstentions from voting on the proposal and broker non-votes each will have the same effect as a vote “AGAINST” the proposal.

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Recommendation of the Ohr Board of Directors

THE OHR BOARD OF DIRECTORS RECOMMENDS THAT OHR’S STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO ADOPT THE MERGER AGREEMENT AND APPROVE THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER AND THE ISSUANCE OF OHR COMMON STOCK TO NEUBASE’S STOCKHOLDERS PURSUANT TO THE TERMS OF THE MERGER AGREEMENT.

Proposal No. 2: Approval of the Ohr Reverse Stock Split

General

At the Ohr special meeting, Ohr’s stockholders will be asked to approve an amendment of Ohr’s Certificate of Incorporation, in the form attached as Annex B to this joint proxy statement/prospectus, to effect the Ohr Reverse Stock Split. Upon the effectiveness of the Ohr Reverse Stock Split, the issued shares of Ohr common stock immediately prior to the split effective time will be reclassified into a smaller number of shares such that a stockholder of Ohr will own one post-split share of Ohr common stock in the range of one-for-two to one-for-fifteen shares of issued common stock held by that stockholder immediately prior to effective time of the Ohr Reverse Stock Split.

If Proposal No. 2 is approved, the Ohr Reverse Stock Split would become effective in connection with the closing of the merger.

The Ohr Reverse Stock Split, as more fully described below, will not change the number of authorized shares of common stock or preferred stock, or the par value of Ohr common stock or preferred stock.

Purpose

The Ohr board of directors approved the Ohr Reverse Stock Split for the following reasons:

●	the Ohr board of directors believes effecting the Ohr Reverse Stock Split is necessary to maintain the listing of the combined company’s post-merger common stock on a national securities exchange given the minimum share price requirement of Nasdaq and other national securities exchanges for initial listings, and to help avoid a delisting of Ohr common stock in the future;

●	the Ohr Reverse Stock Split would bring the share price of the combined company to a level that is customary among successful companies listed on the major U.S. stock exchanges;

●	increased share price resulting from the Ohr Reverse Stock Split could broaden the pool of potential investors into the combined company by meeting the requirements of certain institutional investors who have internal policies prohibiting them from purchasing stocks below a certain minimum share price, and by meeting the requirements of certain financial advisors who have policies to discourage their clients from investing into such stocks;

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●	the increased share price resulting from the Ohr Reverse Stock Split could allow inclusion of the combined company’s common stock in certain biotech indices, and thereby allow investment in the combined company by certain index funds; and

●	if the Ohr Reverse Stock Split successfully increases the per share price of Ohr common stock, the Ohr board of directors believes this increase may decrease trading volume in Ohr common stock and facilitate future financings by Ohr.

Nasdaq Requirements for Listing on Nasdaq

Ohr common stock is listed on Nasdaq under the symbol “OHRP.” Ohr intends to file an initial listing application with Nasdaq to seek listing on Nasdaq upon the closing of the merger.

According to Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Ohr to have, among other things, a $4.00 per share minimum bid price upon the closing of the merger. Therefore, the Ohr Reverse Stock Split may be necessary in order to consummate the merger.

Potential Increased Investor Interest

On March 7, 2019, Ohr common stock closed at $2.88 per share. An investment in Ohr common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the Ohr board of directors believes that most investment funds are reluctant to invest in lower priced stocks.

There are risks associated with the Ohr Reverse Stock Split, including that the Ohr Reverse Stock Split may not result in an increase in the per share price of Ohr common stock.

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Ohr cannot predict whether the Ohr Reverse Stock Split will increase the market price for Ohr common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

●	the market price per share of Ohr common stock after the Ohr Reverse Stock Split will rise in proportion to the reduction in the number of shares of Ohr common stock outstanding before the Ohr Reverse Stock Split;

●	the Ohr Reverse Stock Split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

●	the Ohr Reverse Stock Split will result in increased trading volume in Ohr common stock;

●	the Ohr Reverse Stock Split will result in a per share price that will increase the ability of Ohr to attract and retain employees; or

●	that Ohr will otherwise meet the requirements of Nasdaq or other national securities exchange.

The market price of Ohr common stock will also be based on the performance of Ohr and other factors, some of which are unrelated to the number of shares outstanding. If the Ohr Reverse Stock Split is effected and the market price of Ohr common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Ohr may be greater than would occur in the absence of the Ohr Reverse Stock Split. Furthermore, the liquidity of Ohr common stock could be adversely affected by the reduced number of shares that would be outstanding after the Ohr Reverse Stock Split.

Determination of Reverse Stock Split Ratio

Stockholder approval of the amendment to Ohr’s certificate incorporation that would allow the Ohr board of directors and the NeuBase board of directors to determine by mutual agreement the exact reverse stock split ratio within a specified range of one-for-two to one-for-fifteen (rather than stockholder approval of a fixed reverse stock split ratio) provides the flexibility to achieve the desired results of the Ohr Reverse Stock Split.

In determining the range of Reverse Stock Split ratios to be submitted for stockholder approval, the Ohr board of directors and the NeuBase board of directors considered numerous factors, including:

●	the potential devaluation of Ohr’s market capitalization as a result of a Reverse Stock Split;

●	the projected impact of the Reverse Stock Split Ratio on the trading liquidity in the Ohr common stock and Ohr ability to maintain the listing of Ohr common stock on Nasdaq following the merger;

●	the historical and projected performance of Ohr common stock and volume level before and after the Ohr Reverse Stock Split;

●	prevailing market conditions;

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●	general economic and other related conditions prevailing in Ohr’s industry and in the marketplace generally;

●	Ohr Company’s capitalization (including the number of shares of Ohr common stock issued and outstanding); and

●	the prevailing trading prices for Ohr common stock and its trading volume.

The Ohr board of directors and the NeuBase board of directors will consider the conditions, information and circumstances existing at the time when they determine by mutual agreement whether to implement the Ohr Reverse Stock Split and, if they decide to implement the Ohr Reverse Stock Split, the precise reverse stock split ratio.

Principal Effects of the Ohr Reverse Stock Split

To implement the Ohr Reverse Stock Split, the Ohr board of directors and the NeuBase board of directors will by mutual agreement determine the reverse split ratio and then, at a meeting of the Ohr board of directors or by written consent in lieu of a meeting, resolve to effect the Ohr Reverse Stock Split, select the reverse split ratio and publicly announce the reverse split ratio. Thereafter, Ohr would file the certificate of amendment with the Secretary of State of the State of Delaware and, upon such amendment becoming effective, and without further action on the part of Ohr’s stockholders, the shares of common stock held by stockholders of record as of the effective time of such amendment would be converted into the number of shares of common stock (the “New Common Stock”) calculated based on the reverse split ratio determined and approved by the Ohr board of directors and the NeuBase board of directors announced before the filing of the amendment.

No fractional shares would be issued if, as a result of the Ohr Reverse Stock Split, a registered stockholder would otherwise become entitled to a fractional share. Instead, stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the ratio of the Ohr Reverse Stock Split will automatically be entitled to receive an additional share of the Ohr common stock. In other words, any fractional share will be rounded up to the nearest whole number.

For example, if a stockholder presently holds 100 shares of Ohr common stock, he, she or it would hold 50 shares of New Common Stock following a one-for-two split, 10 shares following a one-for-ten split.

The following table contains approximate information relating to Ohr common stock based upon the number of authorized shares of Ohr common stock set forth in Ohr’s Certificate of Incorporation, as amended, on file with the Secretary of State of the State of Delaware if the Reverse Stock Split is implemented at a ratio of (i) one-for-two, (ii) one-for-five, (iii) one-for-ten, and (iv) one-for-fifteen in each case based on share information as of close of business on March, 2019:

	Number of shares of Ohr common stock Authorized	Number of shares of Ohr common stock outstanding	Shares of Ohr common stock Authorized and reserved for Issuance (1)	Shares of Ohr common stock Authorized and unreserved for Issuance
Current	180,000,000	2,829,248	961,565	176,209,187
Assuming 1 for 2 reverse stock split	180,000,000	1,414,624	480,783	178,104,593
Assuming 1 for 5 reverse stock split	180,000,000	565,850	192,313	179,241,837
Assuming 1 for 10 reverse stock split	180,000,000	282,925	96,157	179,620,918
Assuming 1 for 15 reverse stock split	180,000,000	188,617	64,105	179,747,278

(1)	Represents Shares of Ohr common stock reserved for issuance pursuant to outstanding options and warrants.

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Procedure for Effecting the Ohr Reverse Stock Split and Exchange of Stock Certificates

If Ohr’s stockholders approve an amendment of Ohr’s Certificate of Incorporation to effect the Ohr Reverse Stock Split, and if the Ohr board of directors still believes that a reverse stock split is in the best interests of Ohr, the Ohr board of directors will determine and fix the split effective time. the Ohr board of directors may delay effecting the reverse stock split without resoliciting stockholder approval. At the split effective time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the split effective time, Ohr’s stockholders will be notified that the Ohr Reverse Stock Split has been effected. Ohr expects that Ohr’s transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares held in certificated form in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by the exchange agent. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

No fractional shares will be issued in connection with the Ohr Reverse Stock Split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to be issued such additional fraction of a share as is necessary to increase the fractional share to a full share.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Ohr board of directors or contemplating a tender offer or other transaction for the combination of Ohr with another company, the Ohr Reverse Stock Split proposal is not being proposed in response to any effort of which Ohr is aware to accumulate shares of Ohr common stock or obtain control of Ohr, other than in connection with the merger, nor is it part of a plan by management to recommend a series of similar amendments to the Ohr board of directors and stockholders. Other than the proposals being submitted to Ohr’s stockholders for their consideration at the Ohr special meeting, the Ohr board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Ohr. For more information, please see the section entitled “Risk Factors—Risks Related to Ohr Common Stock” beginning on page 61 of this joint proxy statement/prospectus and the section entitled “Description of Ohr’s Capital Stock—Anti-Takeover Effects of Delaware Law and Provisions of Ohr’s Certificate of Incorporation and Bylaws” beginning on page 310 of this joint proxy statement/prospectus

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Material U.S. Federal Income Tax Consequences of The Reverse Stock Split

The following discussion is a summary of the material U.S. federal income tax consequences of the Ohr Reverse Stock Split to Ohr U.S. holders, but does not purport to be a complete analysis of all potential tax consequences that may be relevant to Ohr U.S. holders. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect an Ohr U.S. holder. Ohr has not sought and does not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the Ohr Reverse Stock Split.

This discussion is limited to Ohr U.S. holders that hold Ohr common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to an Ohr U.S. holder's particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Ohr's U.S. holders subject to special rules, including, without limitation: dealers or brokers in securities, commodities or foreign currencies; traders in securities that elect to apply a mark-to-market method of accounting; banks and certain other financial institutions; insurance companies; regulated investment companies and real estate investment trusts; tax-exempt organizations; holders of Ohr common stock subject to the alternative minimum tax provisions of the Code; S corporations; partnerships or other pass-through entities (or investors in S corporations, partnerships or other pass-through entities); holders of Ohr common stock whose functional currency is not the U.S. dollar; holders who hold shares of Ohr common stock as part of a "hedge," "straddle," "constructive sale" or "conversion transaction" (as such terms are used in the Code) or other integrated investment; holders of Ohr common stock who exercise appraisal rights; persons who purchased their shares of Ohr common stock as part of a wash sale; or holders required to accelerate the recognition of any item of gross income for U.S. federal income tax purposes with respect to Ohr common stock as a result of such item being taken into account in an applicable financial statement.

If an entity treated as a partnership for U.S. federal income tax purposes holds Ohr common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Ohr common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE OHR REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Ohr Reverse Stock Split

The Ohr Reverse Stock Split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, an Ohr U.S. holder generally should not recognize gain or loss upon the Ohr Reverse Stock Split, except possibly to the extent an Ohr U.S. holder receives a whole share of Ohr common stock in lieu of a fractional share of Ohr common stock, as discussed below. An Ohr U.S. holder’s aggregate tax basis in the shares of Ohr common stock received pursuant to the Ohr Reverse Stock Split should equal the aggregate tax basis of the shares of Ohr common stock surrendered, and such Ohr U.S. holder’s holding period in the shares of Ohr common stock received should include the holding period in the shares of Ohr common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Ohr common stock surrendered to the shares of Ohr common stock received pursuant to the Ohr Reverse Stock Split. Holders of shares of Ohr common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

The treatment of fractional shares of Ohr common stock being rounded up to the next whole share is uncertain, and an Ohr U.S. holder that receives a whole share of Ohr common stock in lieu of a fractional share of Ohr common stock may possibly recognize gain, which may be characterized as either a capital gain or as a dividend, in an amount not to exceed the excess of the fair market value of such whole share over the fair market value of the fractional share to which the Ohr U.S. holder was otherwise entitled. However, Ohr believes that, in such case, the resulting tax liability may not be material in view of the low value of such fractional interest. Ohr U.S. holders should consult their tax advisors regarding the U.S. federal income tax and other tax consequences of fractional shares being rounded to the next whole share.

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Required Vote

The affirmative vote of the holders of a majority of the shares of Ohr common stock present in person or represented by proxy at the Ohr special meeting and entitled to vote at the Ohr special meeting is required to approve the proposal.

Recommendation of the Ohr Board of Directors

THE OHR BOARD OF DIRECTORS RECOMMENDS THAT OHR STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE AN AMENDMENT OF OHR’S CERTIFICATE OF INCORPORATION TO EFFECT THE OHR REVERSE STOCK SPLIT.

Proposal No. 3: Approval of the Post-Merger Certificate of Incorporation

At the Ohr special meeting, Ohr’s stockholders will be asked to approve an amendment and restatement of Ohr’s Certificate of Incorporation. For consistency, the following discussion uses the term “combined company” to refer to the combined company following the merger.

The following summary describes the combined company’s capital stock and the material provisions of the combined company’s amended and restated certificate of incorporation, which will become effective immediately prior to the effectiveness of the merger, and of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to the combined company’s amended and restated certificate of incorporation, a copy of which is annexed to this joint proxy statement/prospectus of which this prospectus is part.

General

Upon the closing of the merger, the combined company will file its amended and restated certificate of incorporation that authorizes 250,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share.

Name Change

In connection with the merger, the corporate name of Ohr will change to “NeuBase Therapeutics, Inc.” in order to more accurately reflect the business purpose and activities of the combined company.

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Common Stock

Voting Rights

Each holder of the combined company’s common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. The combined company’s stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. In addition, the affirmative vote of holders of 66 2/3% of the voting power of all of the then outstanding voting stock will be required to take certain actions, including amending certain provisions of the combined company’s amended and restated certificate of incorporation, such as the provisions relating to amending the combined company’s amended and restated bylaws, the classified board and director liability.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of the combined company’s common stock are entitled to receive dividends, if any, as may be declared from time to time by the combined company’s board of directors out of legally available funds.

Liquidation

In the event of the combined company’s liquidation, dissolution or winding up, holders of the combined company’s common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the combined company’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of the combined company’s common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the combined company’s common stock. The rights, preferences and privileges of the holders of the combined company’s common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of the combined company’s preferred stock that it may designate in the future.

Fully Paid and Nonassessable

All of the combined company’s outstanding shares of common stock are, and the shares of common stock to be issued in the merger will be, fully paid and nonassessable.

Preferred Stock

The combined company’s board of directors will have the authority, without further action by its stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of the combined company’s common stock. The issuance of the combined company’s preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon the combined company’s liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the combined company or other corporate action. Immediately after completion of the merger, no shares of preferred stock will be outstanding, and the combined company has no present plan to issue any shares of preferred stock.

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Anti-Takeover Effects of Provisions of the Combined Company’s Amended and Restated Certificate of Incorporation and Delaware Law

Certain provisions of Delaware law and the combined company’s amended and restated certificate of incorporation that will become effective immediately prior to the completion of the merger contain provisions that could make the following transactions more difficult: acquisition of the combined company by means of a tender offer; acquisition of the combined company by means of a proxy contest or otherwise; or removal of the combined company’s incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in the combined company’s best interests, including transactions that might result in a premium over the market price for the combined company’s shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the combined company to first negotiate with the combined company’s board of directors. The combined company believes that the benefits of increased protection of the combined company’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the combined company outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

The combined company is subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the combined company’s common stock.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for the combined company’s board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the combined company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the combined company.

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Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Classified Board; Election and Removal of Directors; Filling Vacancies

Effective upon the completion of the merger, the combined company’s board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by the combined company’s stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of the combined company’s stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because the combined company’s stockholders do not have cumulative voting rights, the combined company’s stockholders holding a majority of the shares of common stock outstanding will be able to elect all of the combined company’s directors. The combined company’s amended and restated certificate of incorporation provides for the removal of any of the combined company’s directors only for cause and requires a stockholder vote by the holders of at least a 66 2/3% of the voting power of the then outstanding voting stock. For more information on the classified board, see the section entitled “Directors and executive officers of the combined company following the merger” beginning on page 289 of this joint proxy statement/prospectus. Furthermore, any vacancy on the combined company’s board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may only be filled by a resolution of the board of directors unless the board of directors determines that such vacancies shall be filled by the stockholders. This system of electing and removing directors and filling vacancies may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the combined company, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of Forum

The combined company’s amended and restated certificate of incorporation provide that, unless the combined company consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on the combined company’s behalf; any action asserting a claim of breach of fiduciary duty; any action asserting a claim against the combined company arising pursuant to the Delaware General Corporation Law or the combined company’s amended and restated certificate of incorporation; or any action asserting a claim against the combined company that is governed by the internal affairs doctrine. Although the combined company’s amended and restated certificate of incorporation contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

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Amendment of Charter Provisions

The amendment of any of the above provisions in the combined company’s amended and restated certificate of incorporation, except for the provision making it possible for the combined company’s board of directors to issue undesignated preferred stock, would require approval by a stockholder vote by the holders of at least a 66 2/3% of the voting power of the then outstanding voting stock.

The provisions of the Delaware General Corporation Law and the combined company’s amended and restated certificate of incorporation could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the combined company’s common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the combined company’s management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Required Vote

The affirmative vote of the holders of a majority of the shares of Ohr common stock present in person or represented by proxy at the Ohr special meeting and entitled to vote at the Ohr special meeting is required to approve the Post-Merger Certificate of Incorporation. Abstentions from voting on the proposal will have the same effect as a vote “AGAINST” the proposal. Broker non-votes will not be counted as votes cast and accordingly will have no effect upon the outcome of the proposal.

Recommendation of the Ohr Board of Directors

THE OHR BOARD OF DIRECTORS RECOMMENDS THAT OHR’S STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE THE POST-MERGER CERTIFICATE OF INCORPORATION.

Proposal No. 4: Advisory Vote on Merger Related Compensation

Section 14A of the Exchange Act and Rule 14a-21(c) under the Exchange Act require that Ohr seek a nonbinding advisory vote from its stockholders to approve the compensation that will be paid or may become payable to Ohr’s named executive officers in connection with the completion of the merger. For further information, see the section entitled “The Merger—Interests of Ohr’s Directors and Executive Officers in the Merger—Ohr Named Executive Officer Golden Parachute Compensation” beginning on page 164 of this joint proxy statement/prospectus. As required by these provisions, Ohr is asking its stockholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that will be paid or may become payable to Ohr’s named executive officers in connection with the completion of the merger, as disclosed in the table entitled “Ohr Named Executive Officer Golden Parachute Compensation” pursuant to Item 402(t) of Regulation S-K, including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation will be paid or may become payable, are hereby APPROVED.”

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As this vote is advisory, it will not be binding upon the Ohr board of directors or compensation committee and neither the board of directors nor the compensation committee will be required to take any action as a result of the outcome of this vote. Approval of this proposal is not a condition to completion of the merger. The vote with respect to this proposal is an advisory vote and will not be binding on Ohr or NeuBase. Therefore, regardless of whether Ohr stockholders approve this proposal, if the merger is approved by the stockholders and completed, the merger-related compensation will still be paid to such named executive officers to the extent payable in accordance with the terms of such compensation contracts and arrangements.

Required Vote

Assuming that a quorum is present at the Ohr special meeting, approval of this proposal requires the affirmative vote of the majority of the votes cast (meaning the number of shares voted “FOR” the proposal must exceed the number of shares voted “AGAINST” the proposal). Abstentions from voting on the proposal and broker non-votes will not be counted as votes cast and accordingly will have no effect upon the outcome of the proposal.

Recommendation of the Ohr Board of Directors

THE OHR BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 4 TO APPROVE, ON A NON-BINDING, ADVISORY BASIS, THE “OHR NAMED EXECUTIVE OFFICER GOLDEN PARACHUTE” COMPENSATION.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy to vote shares “FOR” the approval, on a non-binding, advisory basis, of the compensation that will be paid or may become payable to Ohr’s named executive officers in connection with the completion of the merger.

Proposal No. 5 Approval of the Ohr Pharmaceutical, Inc. 2019 Stock Incentive Plan

General Information. The Ohr board of directors adopted the Ohr Pharmaceutical, Inc. 2019 Stock Incentive Plan (the “2019 Plan”) on March 6, 2019 to assist Ohr in recruiting and retaining individuals with ability and initiative by enabling them to receive awards and participate in the future success of Ohr by associating their interests with those of Ohr and its stockholders. The 2019 Plan is intended to permit the grant of stock options (both incentive stock options (“ISOs”) and non-qualified stock options (“NQSOs”)), stock appreciation rights (“SARs”), restricted stock (“Restricted Stock Awards”), restricted stock units (“RSUs”) and other incentive awards (“Incentive Awards”).

The 2019 Plan will become effective on the day prior to the closing date of the merger, subject to consummation of the merger, provided stockholder approval has been obtained prior to such date. If the 2019 Plan is not approved by Ohr’s stockholders, or if the Merger Agreement is terminated prior to the consummation of the merger, the 2019 Plan will not become effective, the existing 2016 Consolidated Stock Incentive Plan will continue in full force and effect, and Ohr may continue to grant awards under the 2016 Consolidated Stock Incentive Plan, subject to its terms, conditions and limitations, using the shares available for issuance thereunder.

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All share numbers in this Proposal No. 5 do not reflect the Ohr Reverse Stock Split which will be applied to the share numbers in the 2019 Plan.

A summary of the principal features of the 2019 Plan follows. Every aspect of the 2019 Plan is not addressed in this summary. Stockholders are encouraged to read the full text of the 2019 Plan which is attached to this joint proxy statement/prospectus as Annex E.

Written Agreements. All awards granted under the 2019 Plan will be governed by separate written agreements between Ohr and the participants. The written agreements will specify when the award may become vested, exercisable or payable, as well as other terms and conditions that may apply to the award. No right or interest of a participant in any award will be subject to any lien, obligation or liability of the participant. The laws of the State of Delaware govern the 2019 Plan.

No awards may be granted after March 6, 2029, the date which is 10 years after the adoption of the 2019 Plan by the Ohr board of directors.

Administration. Ohr bears all expenses of administering the 2019 Plan. The Committee (as defined in the 2019 Plan) administers the 2019 Plan. The Committee has the authority to grant awards to such persons and upon such terms and conditions (not inconsistent with the provisions of the 2019 Plan), as it may consider appropriate. The Committee may delegate to one or more officers of Ohr all or part of its authority and duties with respect to awards to individuals who are not subject to Section 16 of the Securities Exchange Act of 1934, as amended.

Eligibility for Participation. Any of Ohr’s employees or service providers, including any employees or service providers of its Affiliates (as defined in the 2019 Plan), and any non-employee member of the Ohr board of directors or the boards of directors of Ohr’s Affiliates, is eligible to receive an award under the 2019 Plan. However, ISOs may only be granted to employees of Ohr or an Affiliate.

Shares Subject to Plan. The maximum number of shares of Ohr common stock that may be issued under the life of the 2019 Plan will be 2,750,000 shares.

A share of Ohr common stock issued in connection with any Award under the 2019 Plan shall reduce the total number of shares of Ohr common stock available for issuance under the 2019 Plan by one; provided, however, that a share of Ohr common stock covered under a stock-settled SAR shall reduce the total number of shares of Ohr common stock available for issuance under the 2019 Plan by one even though the shares of Ohr common stock are not actually issued in connection with settlement of the SAR. Except as otherwise provided in the 2019 Plan, any shares of Ohr common stock related to an Award which terminates by expiration, forfeiture, cancellation or otherwise without issuance of shares of Ohr common stock, which is settled in cash in lieu of Ohr common stock or which is exchanged, with the Committee’s permission, prior to the issuance of shares of Ohr common stock, for Awards not involving shares of Ohr common stock, shall again be available for issuance under the 2019 Plan. The following shares of Ohr common stock, however, may not again be made available for issuance as Awards under the 2019 Plan: (i) shares of Ohr common stock not issued or delivered as a result of a net settlement of an outstanding Award, (ii) shares of Ohr common stock tendered or held to pay the exercise price, purchase price or withholding taxes relating to an outstanding Award, or (iii) shares of Ohr common stock repurchased on the open market with the proceeds of the exercise price of an Award.

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In any calendar year, no participant may be granted options, SARs, Restricted Stock Awards, RSUs, or any combination thereof that relate to more than 700,000 shares of Ohr common stock. In any calendar year, no participant may be granted an Incentive Award (i) with reference to a specified dollar limit for more than $3,000,000 and (ii) with reference to a specified number of shares of Ohr common stock for more than 700,000 shares of Ohr common stock. In any calendar year, no participant who is a member of the Ohr board of directors, but is not an employee of Ohr or an Affiliate, may be granted options, SARs, Restricted Stock Awards, RSUs, or any combination thereof that relate to more than 200,000 shares of Ohr common stock. The maximum number of shares of Ohr common stock that may be issued pursuant to awards, the per individual limits on awards and the terms of outstanding awards will be adjusted as the Committee in its sole discretion determines is equitably required in the event of corporate transactions and other appropriate events.

Options. A stock option entitles the participant to purchase from Ohr a stated number of shares of Ohr common stock. The Committee will determine whether the option is intended to be an ISO or a NQSO and specify the number of shares of Ohr common stock subject to the option. In the case of ISOs, the aggregate fair market value (determined as of the date of grant) of Ohr common stock with respect to which an ISO may become exercisable for the first time during any calendar year cannot exceed $100,000; and if this limitation is exceeded, the ISOs which cause the limitation to be exceeded will be treated as NQSOs. The exercise price per share of Ohr common stock may not be less than the fair market value of the Ohr common stock on the date the option is granted. With respect to an ISO granted to a participant who beneficially owns more than 10% of the combined voting power of Ohr or any Affiliate (determined by applying certain attribution rules), the exercise price per share may not be less than 110% of the fair market value of the Ohr common stock on the date the option is granted. The exercise price may be paid in cash or, if the agreement so provides, the Committee may allow a participant to pay all or part of the exercise price by tendering shares of Ohr common stock the participant already owns, through a broker-assisted cashless exercise, by means of “net exercise” procedure, any other specified medium of payment or a combination.

Stock Appreciation Rights. (“SARs”). A SAR entitles the participant to receive, upon exercise, the excess of the fair market value on that date of each share of Ohr common stock subject to the exercised portion of the SAR over the fair market value of each such share on the date of the grant of the SAR. A SAR can be granted alone or in tandem with an option. A SAR granted in tandem with an option is called a Corresponding SAR and entitles the participant to exercise the option or the SAR at which time the other tandem award expires. The Committee will specify the number of shares of Ohr common stock subject to a SAR and whether the SAR is a Corresponding SAR. No participant may be granted Corresponding SARs in tandem with ISOs which are first exercisable in any calendar year for shares of Ohr common stock having an aggregate fair market value (determined as of the date of grant) that exceeds $100,000; and if this limitation is exceeded the tandem option will be treated as NQSOs. A Corresponding SAR may be exercised only to the extent that the related option is exercisable and the fair market value of the Ohr common stock on the date of exercise exceeds the exercise price of the related option. As set forth in the agreement, the amount payable as a result of the exercise of a SAR may be settled in cash, shares of Ohr common stock or a combination of each.

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Restricted Stock Awards. A Restricted Stock Award is the grant or sale of shares of Ohr common stock, which may be subject to forfeiture restrictions. The Committee will prescribe whether the Restricted Stock Award is forfeitable and the conditions to which it is subject. If the participant must pay for a Restricted Stock Award, payment for the award generally shall be made in cash or, if the agreement so provides, by surrendering shares of Ohr common stock the participant already owns or any other medium of payment. Prior to vesting or forfeiture, a participant will have all rights of a stockholder with respect to the shares of Ohr common stock underlying the Restricted Stock Award, including the right to receive dividends and vote the underlying shares of Ohr common stock; provided, however, the participant may not transfer the shares. Ohr may retain custody of the certificates evidencing the shares of Ohr common stock until they are no longer forfeitable.

RSUs. An RSU entitles the participant to receive shares of Ohr common stock when certain conditions are met. The Committee will prescribe when the RSUs shall become payable. Ohr will pay the participant one share of Ohr common stock for each RSU that becomes earned and payable.

Incentive Awards. An Incentive Award entitles the participant to receive cash or Ohr common stock or a combination of each when certain conditions are met. The Committee will prescribe the terms and conditions of the Incentive Award. As set forth in the participant’s agreement, an Incentive Award may be paid in cash, shares of Ohr common stock or a combination of each.

Change in Control. In the event of or in anticipation of a “Change in Control” (as defined in the 2019 Plan), the Committee in its discretion may terminate outstanding awards (i) by giving the participants an opportunity to exercise the awards that are then exercisable and then terminating, without any payment, all awards that have not been exercised (including those that were not then exercisable) or (ii) by paying the participant the value of the awards that are then vested, exercisable or payable without payment for any awards that are not then vested, exercisable or payable or that have no value. Alternatively, the Committee may take such other action as the Committee determines to be reasonable under the circumstances to permit the participant to realize the vested value of the award. The Committee may provide that a participant’s outstanding awards become fully exercisable or payable on and after a Change in Control or immediately before the date the awards will be terminated in connection with a Change in Control. Awards will not be terminated to the extent they are to be continued after the Change in Control.

Stockholder Rights. No participant shall have any rights as a stockholder of Ohr until the award is settled by the issuance of Ohr common stock (other than a Restricted Stock Award or RSUs for which certain stockholder rights may be granted).

Transferability. An award is non-transferable except by will or the laws of descent and distribution, and during the lifetime of the participant to whom the award is granted, the award may only be exercised by, or payable to, the participant. The holder of the transferred award will be bound by the same terms and conditions that governed the award during the period that it was held by the participant.

Maximum Award Period. No award shall be exercisable or become vested or payable more than ten years after the date of grant. An ISO granted to a participant who beneficially owns more than 10% of the combined voting power of Ohr or any Affiliate (determined by applying certain attribution rules) or a Corresponding SAR that relates to such an ISO may not be exercisable more than five years after the date of grant.

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Compliance With Applicable Law. No award shall be exercisable, vested or payable except in compliance with all applicable federal and state laws and regulations (including, without limitation, tax and securities laws), any listing agreement with any stock exchange to which Ohr is a party, and the rules of all domestic stock exchanges on which Ohr’s securities may be listed.

Amendment and Termination of Plan. The Ohr board of directors may amend or terminate the 2019 Plan at any time; provided, however, that no amendment may adversely impair the rights of a participant with respect to outstanding awards without the participant’s consent. An amendment will be contingent on approval of Ohr’s stockholders, to the extent required by law, by the rules of any stock exchange on which Ohr’s securities are then traded or if the amendment would (i) increase the benefits accruing to participants under the 2019 Plan, including without limitation, any amendment to the 2019 Plan or any agreement to permit a repricing or decrease in the exercise price of any outstanding options or SARs, (ii) increase the aggregate number of shares of Ohr common stock that may be issued under the 2019 Plan, or (iii) modify the requirements as to eligibility for participation in the 2019 Plan.

Forfeiture Provisions. Awards do not confer upon any individual any right to continue in the employ or service of Ohr or any Affiliate. All rights to any award that a participant has will be immediately forfeited if the participant is discharged from employment or service for “Cause” (as defined in the 2019 Plan).

Material U.S. Federal Income Tax Consequences

The following discussion summarizes the material United States federal income tax consequences associated with awards granted under the 2019 Plan to U.S. citizens. The discussion is based on laws, regulations, rulings and court decisions currently in effect, all of which are subject to change.

ISOs. A participant will not recognize taxable income on the grant or exercise of an ISO. A participant will recognize taxable income when he or she disposes of the shares of Ohr common stock acquired under the ISO. If the disposition occurs more than two years after the grant of the ISO and more than one year after its exercise (the “ISO holding period”), the participant will recognize long-term capital gain (or loss) to the extent the amount realized from the disposition exceeds (or is less than) the participant’s tax basis in the shares of Ohr common stock. A participant’s tax basis in shares of Ohr common stock generally will be the amount the participant paid for the shares.

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If Ohr common stock acquired under an ISO is disposed of before the expiration of the ISO holding period described above, the participant will recognize as ordinary income in the year of the disposition the excess of the fair market value of the Ohr common stock on the date of exercise of the ISO over the exercise price. Any additional gain will be treated as long-term or short-term capital gain, depending on the length of time the participant held the shares. A special rule applies to such a disposition where the amount realized is less than the fair market value of the Ohr common stock on the date of exercise of the ISO. In that case, the ordinary income the participant will recognize will not exceed the excess of the amount realized on the disposition over the exercise price. If the amount realized is less than the exercise price, the participant will recognize a capital loss (long-term if the stock was held more than one year and short-term if held one year or less). A participant will receive different tax treatment if the exercise price is paid by delivery of Ohr common stock the participant already owns.

Neither Ohr nor any of its Affiliates will be entitled to a federal income tax deduction with respect to the grant or exercise of an ISO. However, in the event a participant disposes of Ohr common stock acquired under an ISO before the expiration of the ISO holding period described above, Ohr or its Affiliate will be entitled to a federal income tax deduction equal to the amount of ordinary income the participant recognizes.

NQSOs. A participant will not recognize any taxable income on the grant of a NQSO. On the exercise of a NQSO, the participant will recognize as ordinary income the excess of the fair market value of the Ohr common stock acquired over the exercise price. A participant’s tax basis in the Ohr common stock is the amount paid plus any amounts included in income on exercise. The participant’s holding period for the stock begins on acquisition of the shares. Any gain or loss that a participant realizes on a subsequent disposition of Ohr common stock acquired on the exercise of a NQSO generally will be treated as long-term or short-term capital gain or loss, depending on the length of time the participant held such shares. The amount of the gain (or loss) will equal the amount by which the amount realized on the subsequent disposition exceeds (or is less than) the participant’s tax basis in his or her shares. A participant will receive different tax treatment if the exercise price is paid by delivery of Ohr common stock the participant already owns.

The exercise of a NQSO will entitle Ohr or its Affiliate to claim a federal income tax deduction equal to the amount of ordinary income the participant recognizes. If the participant is an employee, that ordinary income will constitute wages subject to withholding and employment taxes.

SARs. A participant will not recognize any taxable income at the time the SARs are granted. The participant at the time of receipt will recognize as ordinary income the amount of cash and the fair market value of the Ohr common stock that he or she receives. Ohr or its Affiliate will be entitled to a federal income tax deduction equal to the amount of ordinary income the participant recognizes. If the participant is an employee, that ordinary income will constitute wages subject to withholding and employment taxes.

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Restricted Stock Awards. A participant will recognize ordinary income on account of a Restricted Stock Award on the first day that the shares are either transferable or not subject to a substantial risk of forfeiture. The ordinary income recognized will equal the excess of the fair market value of the Ohr common stock on such date over the amount, if any, the participant paid for the Restricted Stock Award. However, even if the shares under a Restricted Stock Award are both nontransferable and subject to a substantial risk of forfeiture, the participant may make a special “83(b) election” within 30 days of the grant date to recognize income, and have his or her tax consequences determined, as of the date the Restricted Stock Award is made. The participant’s tax basis in the shares received will equal the income recognized plus the price, if any, paid for the Restricted Stock Award. Any gain (or loss) that a participant realizes upon the sale of any Ohr common stock acquired pursuant to a Restricted Stock Award will be equal to the amount by which the amount realized on the disposition exceeds (or is less than) the participant’s tax basis in the shares and will be treated as long-term (if the shares are held for more than one year) or short-term (if the shares are held for one year or less) capital gain or loss. The participant’s holding period for the stock begins on the date the shares are either transferable or not subject to a substantial risk of forfeiture, except that the holding period will begin on the date of grant if the participant makes the special “83(b) election.” Ohr or its Affiliate will be entitled to a federal income tax deduction equal to the ordinary income the participant recognizes. If the participant is an employee, that ordinary income will constitute wages subject to withholding and employment taxes.

RSUs. The participant will not recognize any taxable income at the time the RSUs are granted. When the terms and conditions to which the RSUs are subject have been satisfied and the RSUs are paid, the participant, at the time of receipt, will recognize as ordinary income the fair market value of the Ohr common stock he or she receives. The participant’s holding period in the Ohr common stock will begin on the date the stock is received. The participant’s tax basis in the Ohr common stock will equal the amount he or she includes in ordinary income. Any gain or loss that a participant realizes on a subsequent disposition of the shares will be treated as long-term or short-term capital gain or loss, depending on the participant’s holding period for the stock (long-term if the shares are held for more than one year; short-term if one year or less). The amount of the gain (or loss) will equal the amount by which the amount realized on the disposition exceeds (or is less than) the participant’s tax basis in the Ohr common stock. Ohr or its Affiliate will be entitled to a federal income tax deduction equal to the ordinary income the participant recognizes. If the participant is an employee, that ordinary income will constitute wages subject to withholding and employment taxes.

Incentive Awards. A participant will not recognize any taxable income at the time an Incentive Award is granted. When the terms and conditions to which an Incentive Award is subject have been satisfied and the award is paid, the participant, at the time of receipt, will recognize as ordinary income the amount of cash and the fair market value of the Ohr common stock he or she receives. The participant’s holding period in any Ohr common stock received will begin on the date of receipt. The participant’s tax basis in the Ohr common stock will equal the amount he or she includes in ordinary income with respect to such shares. Any gain or loss that a participant realizes on a subsequent disposition of the Ohr common stock will be treated as long-term or short-term capital gain or loss, depending on the participant’s holding period for the Ohr common stock (long-term if the shares are held for more than one year; short-term if one year or less). The amount of the gain (or loss) will equal the amount by which the amount realized on the disposition exceeds (or is less than) the participant’s tax basis in the Ohr common stock. Ohr or its Affiliate will be entitled to a federal income tax deduction equal to the amount of ordinary income the participant recognizes. If the participant is an employee, that ordinary income will constitute wages subject to withholding and employment taxes.

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Limitation on Deductions. The deduction for a publicly-held corporation for otherwise deductible compensation to a “covered employee” generally is limited to $1 million per year. An individual is a covered employee if he or she is the chief executive officer, chief financial officer, or one of the other three highest compensated officers for the year (other than the chief executive officer or chief financial officer) or ever was a covered employee after December 31, 2016.

Any grant, exercise, vesting or payment of an award may be postponed if Ohr reasonably believes that Ohr’s or any applicable Affiliate’s deduction with respect to such award would be limited or eliminated by application of Code Section 162(m) to the extent permitted by Section 409A of the Code; provided, however, such delay will last only until the earliest date at which Ohr reasonably anticipates the deduction will not be limited or eliminated under Code Section 162(m).

Other Tax Rules. The 2019 Plan is designed to enable the Committee to structure awards that are intended to not be subject to Code Section 409A, which imposes certain restrictions and requirements on deferred compensation.

New Plan Benefits

Any future awards under the 2019 Plan will be made at the discretion of the Compensation Committee as described above. Consequently, Ohr cannot determine, with respect to any particular person or group, the number or value of the awards that will be granted in the future pursuant to the 2019 Plan. However, the awards that have been made under the previous plans, which would have been issued under the 2019 Plan had it been in effect, are reflected in the Grant of Plan Based Awards table.

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Required Vote

Assuming that a quorum is present at the Ohr special meeting, approval of this proposal requires the affirmative vote of the majority of the votes cast (meaning the number of shares voted “FOR” the proposal must exceed the number of shares voted “AGAINST” the proposal). Abstentions from voting on the proposal and broker non-votes will not be counted as votes cast and accordingly will have no effect upon the outcome of the proposal.

Recommendation of the Ohr Board of Directors

THE OHR BOARD OF DIRECTORS RECOMMENDS THAT OHR’S STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 5 TO APPROVE THE OHR PHARMACEUTICAL, INC. 2019 STOCK INCENTIVE PLAN.

Proposal No. 6: Approval of Possible Adjournment of the Ohr Special Meeting

If Ohr fails to receive a sufficient number of votes to approve Proposal Nos. 1, 2 and 3, Ohr may propose to adjourn the Ohr special meeting, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 2 and 3. Ohr currently does not intend to propose adjournment at the Ohr special meeting if there are sufficient votes to approve Proposal Nos. 1, 2 and 3.

Required Vote

The affirmative vote of the holders of a majority of the shares of Ohr common stock present in person or represented by proxy at the Ohr special meeting and entitled to vote at the Ohr Special Meeting is required to approve the adjournment of the Ohr Special Meeting for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 2 and 3. Abstentions from voting on the proposal will have the same effect as a vote “AGAINST” the proposal. Broker non-votes will not be counted as votes cast and accordingly will have no effect upon the outcome of the proposal.

Recommendation of the Ohr Board of Directors

THE OHR BOARD OF DIRECTORS RECOMMENDS THAT OHR’S STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 6 TO ADJOURN THE OHR SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1, 2 AND 3. EACH OF PROPOSAL NOS. 1, 2 AND 3 IS CONDITIONED UPON THE OTHERS AND THE APPROVAL OF EACH SUCH PROPOSAL IS REQUIRED TO CONSUMMATE THE MERGER.

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OHR’S BUSINESS

Overview

Ohr is a pharmaceutical company which has been focused on the development of novel therapeutics and delivery technologies for the treatment of ocular disease.

Corporate and Historical Information

Ohr is a Delaware corporation that was organized on August 4, 2009, as successor to BBM Holdings, Inc. (formerly Prime Resource, Inc., which was organized March 29, 2002 as a Utah corporation) pursuant to a reincorporation merger. On August 4, 2009, Ohr reincorporated in Delaware as Ohr Pharmaceutical, Inc.

On May 30, 2014, Ohr completed the ophthalmology assets acquisition (the “SKS Acquisition”) of the privately held SKS Ocular LLC and its affiliate, SKS Ocular 1 LLC (“SKS”). Simultaneous with the SKS Acquisition, Ohr completed a holding company reorganization in which Ohr merged with a wholly owned subsidiary and a new parent corporation succeeded Ohr as a public holding company under the same name. The business operations of Ohr did not change as a result of the reorganization. The new holding company retained the name “Ohr Pharmaceutical, Inc.” Outstanding shares of the capital stock of the former Ohr Pharmaceutical, Inc. were automatically converted, on a share for share basis, into identical shares of common stock of the new holding company.

On January 5, 2018, Ohr reported topline data from the MAKO study which did not meet its primary efficacy endpoint. The MAKO study evaluated the efficacy and safety of topically administered squalamine in combination with monthly Lucentis® injections for the treatment of wet-AMD. Based on these results, Ohr discontinued further development of squalamine and has been evaluating strategic alternatives to maximize stockholder value.

Assets and Technologies

(a) SKS Sustained Release Ocular Drug Delivery Platform Technology

The SKS sustained release technology was designed to develop best-in-class drug formulations for ocular disease. The technology employs micro fabrication techniques to create nano, micro and macroparticle drug formulations that can provide sustained and predictable release of a therapeutic drug over a 3-6 month period. The versatility of this delivery technology makes it well suited to potentially deliver hydrophilic or hydrophobic small molecules, as well as proteins with complex structures.

In February 2017, Ohr suspended activities at its lab facility in San Diego, CA where research regarding the SKS sustained release technology had been conducted. However, Ohr continues to explore strategies and pathways for applications of its sustained release technology and potential avenues to monetize it.

(b) CEP ASSETS

As part of the SKS acquisition, Ohr acquired the exclusive rights to an animal model for dry-AMD whereby mice are immunized with a carboxyethylpyrrole (“CEP”) which is bound to mouse serum albumin (“MSA”) as well as the rights to produce and use CEP for research, clinical, and commercial applications. CEP is produced following the oxidation of docosahexaenoic acid, which is abundant in the photoreceptor outer segments that are phagocytosed by the retinal pigment epithelium (“RPE”). A number of CEP-adducted proteins have been identified in proteomic studies examining the composition of drusen and other subretinal deposits found in the eyes of patients with dry-AMD. Studies have shown that immunization of CEP-MSA can lead to an ophthalmic phenotype very similar to dry-AMD, including deposition of complement in the RPE, thickening of the Bruch’s membrane, upregulation of inflammatory cytokines, and immune cell influx into the eye. Upon immunization with CEP, a marked decrease in contrast sensitivity which precedes a loss of visual acuity, was observed, similar to what occurs in many patients with dry AMD. Ohr has not yet monetized this technology.

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(c) DEPYMED JOINT VENTURE

Ohr also owns various other compounds in earlier stages of development, including the PTP1b inhibitor trodusquemine and related analogs. On February 26, 2014, Ohr entered into a Joint Venture Agreement and related agreements with Cold Spring Harbor Laboratory (“CSHL”) pursuant to which a joint venture, DepYmed Inc. (“DepYmed”), was formed to further preclinical and clinical development of Ohr’s trodusquemine and analogues as PTP1B inhibitors for oncology and rare disease indications. DepYmed licenses research from CSHL and intellectual property from Ohr. Ohr is a passive joint venturer in DepYmed.

Competitive Factors

Competition in General

Competition in the area of biomedical and pharmaceutical research and development is intense and significantly depends on scientific and technological factors. These factors include the availability of patent and other protection for technology and products, the ability to commercialize technological developments and the ability to obtain regulatory approval for testing, manufacturing and marketing. Ohr’s competitors include major pharmaceutical and specialized biotechnology companies, many of which have financial, technical and marketing resources significantly greater than Ohr. In addition, many biotechnology companies have formed collaborations with large, established companies to support research, development and commercialization of products that may be competitive. Academic institutions, governmental agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or through joint ventures. Ohr can provide no assurance that developments by others will not render Ohr’s technology obsolete, noncompetitive or harm Ohr’s strategy, that Ohr will be able to keep pace with new technological developments or that Ohr’s technology will be able to supplant established products and methodologies in the therapeutic areas that are targeted by Ohr. The foregoing factors could have a material adverse effect on Ohr’s business, prospects, financial condition and results of operations. These companies, as well as academic institutions, governmental agencies and private research organizations, also compete with Ohr in recruiting and retaining highly qualified scientific personnel and consultants.

Competitive Landscape in Sustained Release Drug Delivery

There are a number of companies developing various forms of sustained release drug delivery platforms for ophthalmic applications. These include, but are not limited to:

●	Grey Bug with a biodegradable polymer microsphere/nanoparticle matrix system;

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●	Aerie Pharmaceuticals with the PRINT® technology system for microparticle and nanoparticle formulations;

●	Kala Pharmaceuticals with a mucus-penetrating particle (MPP) technology; and

●	Ocular Therapeutix with a proprietary hydrogel technology.

All of these programs are in a more advanced stage than Ohr. Each of these may prove to be effective means to deliver drugs in a sustained manner and Ohr cannot assure that none of them will get to market before Ohr or that Ohr’s technology will be a better drug delivery approach.

Patents and Other Proprietary Rights

Patents and other proprietary rights are important to Ohr’s business. It is Ohr’s policy to seek patent protection for Ohr’s assets, and also to rely upon trade secrets, know-how and licensing opportunities to develop and maintain Ohr’s competitive position.

Ohr generally seek worldwide patent protection for products and have foreign patent rights corresponding to most of Ohr’s U.S. patents. Ohr currently owns or has exclusively licensed several issued U.S. patents and non-U.S. patents and have additional U.S. and non-U.S. pending patent applications.

Under an agreement with Akina, Inc. (“Akina”), Ohr licenses patents and patent applications, with an estimated expiration date of September, 2031, relating to nano/micro/macro particle fabrication technology for sustained release of molecules. The worldwide, exclusive, sub-licensable license was granted to SKS (now Ohr) for use in developing ocular products. Under the agreement with Akina, the parties collaborated on three nano/micro particle products. Additional patent applications have been filed that expand on this platform technology.

Pursuant to the terms of the Uruguay Round Agreements Act, the term of a U.S. patent is 20 years and is measured from the effective date that the patent application was filed rather than the prior calculation of term which was 17 years from the date that the patent issued. Patent term may be extended beyond the 20-year period by patent term adjustment when the U.S. Patent Office fails to examine the patent application in a timely manner before issuance of the patent. Ohr takes advantage of patent term adjustment whenever available and expect to seek patent term extensions following marketing approval. Under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”) and the Generic Animal Drug and Patent Term Restoration Act of 1988 (the “GADPTR Act”), a patent that claims a product, use or method of manufacture covering a drug may be extended for up to five years to compensate the patent holder for a portion of the time required for FDA review. Ohr’s issued U.S. patents and applications related to the SKS technology have expiration dates ranging from April 2027 to September 2033.

While Ohr files and prosecute patent applications to protect its inventions, Ohr’s pending patent applications might not result in the issuance of patents or Ohr’s issued patents might not provide competitive advantages. Also, Ohr’s patent protection might not prevent others from developing competitive products using related or other technology.

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In addition to seeking intellectual property protection via patents and licenses, Ohr also relies upon trade secrets, know-how and technological innovation, which Ohr seeks to protect, in part, by confidentiality agreements with employees, consultants, suppliers and licensees.

The scope, enforceability and effective term of issued patents can be highly uncertain and often involve complex legal and factual questions. No consistent policy has emerged regarding the breadth of claims in pharmaceutical patents, so that even issued patents might later be modified or revoked by the relevant patent authorities or courts. Moreover, the issuance of a patent in one country does not assure the issuance of a patent with a similar claim scope in another country, and claim interpretation and infringement laws vary among countries, so Ohr is unable to predict the extent of patent protection in any country. The patents Ohr obtains and the unpatented proprietary technology Ohr holds might not afford Ohr significant commercial protection. Additional information regarding risks associated with Ohr’s patents and other proprietary rights that affect Ohr’s business is contained under the heading “Intellectual property litigation is increasingly common and increasingly expensive and may result in restrictions on Ohr’s business and substantial costs, even if Ohr prevails” and under the heading “Risk Factors.”

There are no currently contested proceedings and/or third-party claims over any of Ohr’s patents or patent applications.

Number of Persons Employed

At March 5, 2019, Ohr had three full-time employees. In addition, Ohr uses consultants on an as needed basis, to provide a cost efficient alternative to a larger infrastructure to support Ohr.

Government Compliance

The Drug Development Process

Regulation by government authorities in the United States and foreign countries is a significant factor in the research, development, manufacture, and marketing of product candidates. Any product candidates will require regulatory approval before they can be commercialized. In particular, human therapeutic products are subject to rigorous preclinical and clinical trials and other premarket approval requirements by the FDA and foreign authorities. Many aspects of the structure and substance of the FDA and foreign pharmaceutical regulatory practices have been reformed during recent years, and continued reform is under consideration in a number of jurisdictions. The ultimate outcome and impact of such reforms and potential reforms cannot be predicted.

The activities required before a product candidate may be marketed in the United States begin with preclinical tests. Preclinical tests include laboratory evaluations and animal studies to assess the potential safety and efficacy of the product candidate and its formulations. The results of these studies must be submitted to the FDA as part of an IND, which must be reviewed by the FDA before proposed clinical testing can begin. Typically, clinical testing involves a three-phase process. In Phase 1, trials are conducted with a small number of subjects to determine the early safety profile of the product candidate. In Phase 2, clinical trials are conducted with subjects afflicted with a specific disease or disorder to provide enough data to evaluate the preliminary safety, tolerability, and efficacy of the product candidate. In Phase 3, large-scale clinical trials are conducted with patients afflicted with the specific disease or disorder in order to provide enough data to understand the efficacy and safety profile of the product candidate, as required by the FDA. The results of the preclinical and clinical testing of a therapeutic product candidate are then submitted to the FDA in the form of an NDA for evaluation to determine whether the product candidate may be approved for commercial sale. In responding to an NDA, the FDA may grant marketing approval, request additional information, or deny the application.

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Any approval required by the FDA for any product candidates may not be obtained on a timely basis, or at all. The designation of a clinical trial as being of a particular phase is not necessarily indicative that such a trial will be sufficient to satisfy the parameters of a particular phase, and a clinical trial may contain elements of more than one phase notwithstanding the designation of the trial as being of a particular phase. The results of preclinical studies or early stage clinical trials may not predict long-term safety or efficacy of compounds when they are tested or used more broadly in humans.

Approval of a product candidate by comparable regulatory authorities in foreign countries is generally required prior to commencement of marketing of the product in those countries. The approval procedure varies among countries and may involve additional testing, and the time required to obtain such approval may differ from that required for FDA approval.

Other Regulations

Various federal, state and local laws, regulations, and recommendations relating to safe working conditions, laboratory practices, the experimental use of animals, the environment and the purchase, storage, movement, import, export, use, and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with research activities. They include, among others, the U.S. Atomic Energy Act, the Clean Air Act, the Clean Water Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, and Resources Conservation and Recovery Act, national restrictions on technology transfer, import, export, and customs regulations, and other present and possible future local, state, or federal regulation. The compliance with these and other laws, regulations and recommendations can be time consuming and involve substantial costs. In addition, the extent of governmental regulation which might result from future legislation or administrative action cannot be accurately predicted and may have a material adverse effect on Ohr’s business, financial condition, results of operations and prospects.

Legal Proceedings

On February 14, 2018, plaintiff, Jeevesh Khanna, commenced an action in the Southern District of New York, against Ohr and several current and former officers, alleging that they violated federal securities laws between June 24, 2014 and January 4, 2018. On August 7, 2018, the lead plaintiffs, now George Lehman and Insured Benefit Plans, Inc. filed an amended complaint, stating the class period to be April 8, 2014 through January 4, 2018. The plaintiffs did not quantify any alleged damages in their complaint but, in addition to attorneys’ fees and costs, they seek to maintain the action as a class action and to recover damages on behalf of themselves and other persons who purchased or otherwise acquired Ohr common stock during the putative class period and purportedly suffered financial harm as a result. Ohr and the individuals dispute these claims and intend to defend the matter vigorously. On September 17, 2018, Ohr filed a motion to dismiss the complaint. On November 13, 2018, plaintiffs filed a motion to strike exhibits appended to the motion to dismiss. A decision on the motion to strike is pending, and the motion to dismiss will then be fully briefed based on a schedule to be determined by the court. This litigation could result in substantial costs and a diversion of management’s resources and attention, which could harm Ohr’s business and the value of the Ohr common stock.

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On May 3, 2018, plaintiff Adele J. Barke, derivatively on behalf of Ohr, commenced an action against Michael Ferguson, Orin Hirschman, Thomas M. Riedhammer, June Almenoff and Jason Slakter in the Supreme Court, State of New York, alleging that the action was brought in the right and for the benefit of Ohr seeking to remedy their “breach of fiduciary duties, corporate waste and unjust enrichment that occurred between June 24, 2014 and the present.” It does not quantify any alleged damages. Ohr and the individuals dispute these claims and intend to defend the matter vigorously. Such litigation has been stayed pursuant to a stipulation by the parties, which has been so ordered by the court, pending a decision in the Southern District case on the motion to dismiss, but that status could change. This litigation could result in substantial costs and a diversion of management’s resources and attention, which could harm Ohr’s business and the value of the Ohr common stock.

In September 2018, plaintiff John Tomson, derivatively and on behalf of Ohr, commenced an action against Michael Ferguson, Sam Backenroth, Irach Taraporewala, Orin Hirschman, Thomas M. Riedhammer, June Almenoff and Jason Slakter in the U.S. District Court for the Southern District of New York alleging that the action was brought in the right and for the benefit of Ohr seeking to remedy their various breaches of fiduciary duties, corporate waste and unjust enrichment that occurred between April 4, 2014 through January 4, 2018. Thereafter, the complaint largely summarized the allegations of the amended complaint filed in the securities class action described above. It does not quantify alleged damages. Ohr and the individuals dispute these claims and intend to defend the matter vigorously. Such litigation is currently stayed pursuant to a stipulation by the parties, which has been so ordered by the court, pending a decision in the Southern District case on the motion to dismiss, but that status could change. Management believes that the likelihood of an adverse decision from the ongoing litigation is unlikely, however, the litigation could result in substantial costs and a diversion of management’s resources and attention, which could harm Ohr’s business and the value of the Ohr common stock.

Market Price and Dividend Information for Ohr Common Stock

Ohr’s shares of common stock is listed on Nasdaq under the symbol “OHRP.” The following table sets forth the high and low per share sales prices of Ohr common stock on Nasdaq for the periods reflected below. On January 23, 2019, Ohr filed with the Secretary of State of the State of Delaware a Certificate of Amendment to its Certificate of incorporation to effect a one-for-twenty reverse stock split. The shares of Ohr common stock began trading on a spilt adjusted basis when the market opened on February 4, 2019. The share prices below are shown on a post-split basis.

	Price Range (1)
	High	Low

Fiscal Year 2017
First Quarter	75.00	30.00
Second Quarter	33.00	15.60
Third Quarter	18.40	12.00
Fourth Quarter	15.80	11.40
Fiscal Year 2018
First Quarter	38.40	11.80
Second Quarter	40.80	4.40
Third Quarter	6.60	3.80
Fourth Quarter	4.80	3.00
Fiscal Year 2019
First Quarter	6.20	1.60
Second Quarter (through March 7, 2019)	4.20	1.60

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Holders

As of March 7, 2019, there were 253 stockholders of record of Ohr, which excludes stockholders whose shares were held in nominee or street name by brokers.

Dividends

Ohr has never declared or paid cash dividends on its common stock. Ohr currently expects to retain future earnings, if any, for use in the operation of its business and does not anticipate paying any cash dividends in the foreseeable future.

NEUBASE’S BUSINESS

Company Overview

NeuBase is a biotechnology company focused on developing the next generation of gene silencing therapies to treat rare genetic diseases caused by mutant proteins. NeuBase is a leader in the discovery and development of the class of ribonucleic acid (“RNA”)-targeted drugs called peptide nucleic acids (“PNAs”). Its proprietary gamma Peptide-nucleic acid AnTisense OLigonucleotide (“PATrOL™”) platform allows for rapid drug development, potentially transforming the treatment paradigm for people affected by rare genetic diseases, with an initial focus on neurological disorders.

NeuBase is currently focused on therapeutic areas in which it believes its drugs will provide the greatest benefit with a significant market opportunity and intends to utilize its technology to build out a pipeline of custom designed therapeutics for additional high-value disease targets.

Using its PATrOL™ platform, NeuBase can create antisense oligonucleotides (“ASO”) that have distinct potential advantages over other chemical entities currently in the market or in development for gene silencing applications. These advantages include, among others, a backbone that has only one chiral center and thus forms only one stereoisomer, the ability to intercalate, open up secondary and tertiary structures and bind within RNA hairpins in a highly selective manner so as to cause steric inhibition of translation, or dissociate RNA-protein aggreagtes, resistance to nucleases and proteases, a proprietary set of engineered nuclear bases which increase selectivity to specific target sequences, technology to allow self-assembly of small gamma peptide-nucleic acid (“gamma-PNA”) at the RNA target to increase selectivity and steric hindrance of translation intracellularly, the ability to modulate cell permeability, the ability to pass the blood-brain barrier when administered systemically, the lack of innate or acquired immune responses in pre-clinical models and good therapeutic indices. With these advantages, NeuBase’s PATrOL™ platform-enabled therapies can potentially address a multitude of rare genetic diseases, among other indications.

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Business Strategy

NeuBase employs a rational approach to selecting disease targets, taking into account many scientific, business, and indication specific factors before choosing each indication. NeuBase intends to build a large and diverse portfolio of drugs custom designed to treat a variety of health conditions, with an emphasis on rare diseases. A key component of this strategy is continuing to improve the scientific understanding of NeuBase’s candidates and potential future indications, including how its drugs impact the biological processes of the target diseases, so that NeuBase can reduce risk in its future programs and indications. In addition, with its expertise in discovering and characterizing novel antisense drugs, NeuBase believes that its scientists can optimize the properties of its PATrOL™-enabled drugs for use with particular targets that it determines to be of high value.

The depth of NeuBase’s knowledge and expertise with gamma-PNA, bifacial nucleotides, engineered nucleotides, genetics and genomics and therapeutic development of first-in-class modalities provides potential flexibility to determine the optimal development and commercialization strategy to maximize the near and longer-term value of NeuBase drugs.

NeuBase has distinct partnering strategies that it plans to employ based on the specific drug, therapeutic area expertise and resources potential partners may bring to a collaboration. For some drugs, it may choose to develop and commercialize them through wholly owned subsidiaries or majority owned affiliates. For other drugs, NeuBase may form partnerships leveraging its partners’ global expertise and resources needed to support large commercial opportunities.

Corporate Information

NeuBase was incorporated under the laws of the State of Delaware on August 28, 2018. NeuBase’s principal executive offices are located at 213 Smithfield Street, Pittsburgh, Pennsylvania 15222. NeuBase’s phone number is 646-450-1790 and contact email address is info@NeuBasetherapeutics.com. There is no established public trading market for NeuBase common stock.

Industry Segment Background

Rare Genetic Diseases. Rare genetic diseases, of which there are estimated to be between 5,000 and 7,000, collectively affect hundreds of millions of people worldwide (estimates range from between 5-10% of the global population), 95% of whom have no therapeutic options. While gene silencing via RNA antisense oligonucleotide approaches has the potential to help these patients, the current generation of ASO therapies are limited, restricting their ability to do so safely and effectively. In addition, rare genetic diseases are often particularly severe, debilitating or fatal. Traditionally, medical treatment for each rare genetic disorder has been approached separately, which is inefficient, as there are thousands of diseases that are in need of treatment solutions. The collective population of people with rare diseases stands to benefit profoundly from the emergence of a scalable treatment platform that allows for rapid drug development to address these conditions cohesively.

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Mutated proteins resulting from errors in deoxyribonucleic acid (“DNA”) sequences cause many rare genetic diseases. DNA in each cell of the body is transcribed into RNA, which is then translated into protein. Therefore, when errors in a DNA sequence occur, they are transferred to RNA and can become a damaging protein. ASOs can inactivate target RNA before it can produce harmful protein, which can potentially delay disease progression or even eliminate genetic disease symptoms. ASOs designed to target known disease-related mutant RNA sequences could potentially address any dominantly-inherited genetic disease caused by a single genetic mutation.

The breadth of the PATrOL™ platform gives NeuBase the ability to potentially address thousands of inherited genetic diseases. The technology may allow NeuBase to target and inactivate gain-of-function mutations by sequestering excess transcripts, and also by inactivating transcripts with change-of-function mutations in them (vs. their wild-type counterparts). The technology may also allow NeuBase to address targets in recessive disease by altering spliceosomes. Various fields of use are available, including in oncology by reducing expression of activated oncogenes or editing out mutant exons prior to splicing of a transcript, in complex genetic disease where subtle gene variants predispose to downstream diseases together with environmental triggers, or in genome editing.

ASO Therapies. ASO therapies have been in development for several decades. Nucleic acid therapeutics are largely comprised of chemically modified, short-length RNA or DNA strands, commonly known as oligonucleotides. Oligonucleotides are comprised of a sequence of nucleotides—the building blocks of RNA and DNA—that are linked together by a backbone of chemical bonds. In nucleic acid molecules that have not been modified for therapeutic use, the nucleotides are linked by phosphodiester (“PO”) bonds. Such unmodified nucleic acid molecules are unsuitable for use as therapeutics, because they are rapidly degraded by enzymes called nucleases which are widely distributed in the human body, are rapidly cleared by the kidneys and are taken up poorly by targeted cells. The industry has employed chemical modifications of the nucleotides and PO bonds that improve the stability, biodistribution and cellular uptake of nucleic acid therapeutics.

Challenges of Historical ASOs. ASOs can be highly specific to a singular RNA sequence, decreasing the chance of potentially toxic off-target effects. When designed properly, ASOs target exactly one mutated RNA sequence, corresponding directly to the genetic disorder of interest. Because they are targeted selectively to one sequence, optimally constructed ASOs do not target any additional genes and thus potentially reduce the likelihood of adverse events or side effects. While they have great potential, in practice, the current generation of ASOs is constrained by several factors intrinsic to their composition, including some or all of the following factors:

●	They are not designed for optimal cell permeability, requiring them to be delivered at high concentrations or using other modalities.
●	They fail to demonstrate consistently broad tissue distribution throughout the body, often localizing predominantly to the liver when delivered systemically.

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●	They do not cross the blood-brain barrier, so they cannot access the central nervous system to address neurological disease without being delivered directly to the central nervous system via intrathecal injection.
●	They can self-aggregate, leading to potential toxic accumulation of the drug and thus possible safety issues.
●	Because natural oligonucleotides are recognized by enzymes throughout the body, they are subject to degradation before they can take effect, and thus others have had to extensively modify backbones resulting in immunological activation and challenges in manufacturing.

Peptide Nucleic Acids. PNAs were first published in 1992 by Peter Nielson, Michael Egholm and Ole Buchardt. While these PNAs were shown to be able to intercalate into double stranded DNA and bind one strand in a sequence specific manner, this effect was only possible with pyrimidine nuclear bases, not with mixed base comprised of both purines and pyrimidines. Based on this early data, the PNA backbone was modified (gamma-PNA) to pre-organize into a right handed helix which would allow the conformation of the weakly binding intercalated PNA to bind with mixed natural nuclear bases. In 1996, Neil Branda, Guido Kurtz and Jean-Marie Lehn published “Janus Wedges” or bifacial nuclear bases which had the potential to open a double helix and bind to both strands at a genomic locus in a triad motif utilizing the maximum number of Watson-Crick interactions. An issue with these early bifacial nucleotides was that they were not uniform in their size and thus could not be used to string onto a peptide backbone to achieve the potential of binding both faces of an open DNA (or RNA) double helix.

NeuBase’s PATrOL™ Technology Platform

The PATrOLTM platform represents a next-generation gene silencing technology that has the potential to significantly improve upon standard ASO techniques by combining the specificity of antisense approaches with the intracellular penetration and broad organ distribution capabilities of small molecule therapeutics. NeuBase is developing ASO therapies using its modular PATrOL™ platform. NeuBase’s PATrOL™-enabled therapies act by binding to the mutant pre-RNA or mRNA primary sequence or secondary or tertiary conformation to prevent its translation by ribosomes into a mutant protein or otherwise eliminate a pathogenic feature of the mutant transcript. Unlike other ASOs, which have a sugar backbone or a chemically modified sugar backbone, NeuBase’s PATrOL™-enabled therapies are designed with a peptide backbone. Some of the advantages of using a peptide backbone include:

●	The peptide backbone only has two stereoisomers (which can be selected with a single chemical modification at the chiral center), making it conformationally stable and enabling the NeuBase approach to be modular by swapping in nuclear bases of interest.
●	The peptide backbone is also of neutral charge, thus facilitating intercalation into double-stranded RNA hairpins, which NeuBase believes provides a unique advantage relative to other ASO chemistry in that they can actively intercalate into secondary and tertiary structures and thus have more targeting “real estate” but also allow designs based on primary sequence that are not prohibited by secondary structures.
●	PATrOL™-enabled drugs are pre-organized into a right-handed helical conformation which meshes with double-stranded RNA molecules (namely hairpins).

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In early preclinical studies, NeuBase’s PATrOL™-enabled therapies have shown potential advantages over the existing generation of ASOs. NeuBase believes that chief among these advantages are blood-brain barrier permeability and broad tissue distribution, which has been demonstrated in preclinical studies. These advantages would allow NeuBase’s PATrOL™ therapies to potentially address neurological disorders with systemic administration. Additional preclinical studies have also demonstrated their ability to distribute freely throughout body tissues and different organ systems.

While traditional ASOs can be long (i.e., 16-mers), PATrOL™-enabled therapies can be as small as a 3-mer gamma-PNA, allowing them to better reach target tissue and disseminate evenly within cells as opposed to being localized to endosomes. As a result of their capability to disperse through all body tissues including the brain, PATrOL™-enabled therapies have the potential to address both neurological and whole-body symptoms of diseases that manifest in multiple organ systems. NeuBase believes the technology has potential additional advantages, which include:

●	PATrOL™-enabled therapies are highly sequence-specific due to the ability to “weight” hydrogen bonding to positions in the mutant transcript through chemical modification and thus potentially able to target individual genetic mutations corresponding to a single disease with higher selectivity.

●	PATrOL™-enabled therapies are shown to be highly cell-permeable.

●	PATrOL™-enabled therapies can target tissues throughout the body and are stable in circulation, allowing them to persist in their target cell.

●	While PATrOL™-enabled therapies are capable of permeating tissues throughout the body, they may be modified to address disorders that affect only specific tissue types.

●	PATrOL™-enabled therapies can be engineered to eliminate the propensity to self-aggregate, eliminating the potential for the toxic effects of drug aggregation and potential decreased efficacy due to lower effective dose at the target.

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With its proprietary modular technology, NeuBase is capable of rapidly designing therapies with natural RNA and DNA bases as well as its engineered nuclear bases and two-faced Janus bases. With its peptide backbones, the NeuBase approach is truly modular as NeuBase has a non-polar single chiral center backbone. NeuBase believes this makes the platform highly scalable for manufacturing purposes, thus enabling rapid drug development for dominantly-inherited disease. Oligonucleotide base sequences can be efficiently swapped out to target transcripts of interest. NeuBase is the first and only company to its knowledge to successfully create bifacial Janus bases, engineered nucleic acids that target double-stranded DNA or RNA by engaging both strands at once. The concept of bifacial bases was first conceived nearly two decades ago but had not yet been realized due to the difficulty in chemical process development and the re-engineering required to allow the bifacial bases to have equal size – key considerations in creating tightly binding triple helices (or triads). A team of scientists including NeuBase’s director of chemistry has invented 16 different Janus bases to interface with every possible combination of sixteen canonical and non-canonical nucleobase pairs that could occur in target RNA. Janus bases can be designed to bind in a sequence-specific manner to secondary and tertiary RNA structures, whereas traditional antisense and small molecule therapies cannot and thus many sequences are not targetable. This gives NeuBase the ability to expand the applicability of antisense therapies beyond their current capabilities and opens up a multitude of additional sequence targets. The NeuBase approach can also be utilized for DNA therapeutics such as gene editing, gene regulation and liquid biopsy diagnostics:

●	Preclinical data in the literature show that PATrOL™ gene editing has significant potential as a therapeutic.

●	Gene regulation through potentially targeting of promotor G-quadruplexes and other regulatory elements in the genome to displace transcription factors and other regulatory proteins allows “tuning” of phenotypes.

●	PATrOL™ molecules have been envisioned to allow amplification and sequencing-free detection of minute levels of target DNA or RNA in various biofluids or the environment, promising a cheaper point-of-care solution for diagnostics and detection.

NeuBase has licensed proprietary technology from Carnegie Mellon which comprises the modular elements of the PATrOL™ platform, including gamma-PNAs with a series of backbone modifications and chemically engineered bifacial nucleotides against not only canonical base pairs (A-T or C-G hydrogen bonding), but also non-canonical binding which allows targeting of RNA hairpins where the double-stranded RNA cannot bind to itself due to a mismatch, but that mismatch can be bound and stabilized by the non-canonical bifacial nucleotide. The elegance of this approach is the combination of the non-charged peptide backbone which does not cause repulsion when in close proximity to a DNA or RNA negatively charged double helix with the proprietary bifacial nucleotides of uniform size. This combination is particularly powerful at the RNA level in addressing RNA hairpins with non-canonical bases so as to stabilize them and potentially eliminate the ability of target transcripts to be translated. The following Figure 1 illustrates the concept of how NeuBase’s chemically engineered bifacial nuclear bases tethered to a peptide backbone can intercalate into the double helix of double-stranded RNA and assume a stable and sterically appropriate triple helix. The technology was developed over the course of almost a decade and is unique to NeuBase, allowing NeuBase to target RNA secondary structures either by opening them up via its gamma-PNA technology to bind in a primary sequence-specific manner or by intercalating into secondary structures, thus allowing sequence-specific selectivity of targets that have been largely not addressable to competing RNA silencing technologies.

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Figure 1. Simulations of all 16 bifacial Janus bases binding to an RNA duplex containing the corresponding base-pairs illustrating the pre-organized right-handed structure of the gamma-PNA and the steric uniformity of the 16 possible bifacial nucleotides.

Product Pipeline

Huntington’s Disease. Huntington’s disease (“HD”) is a devastating rare neurodegenerative disorder. After onset, symptoms such as uncontrolled movements, cognitive impairments and emotional disturbances worsen over time. The average life expectancy of a person with HD is about 64 years in individuals of European descent. HD is caused by toxic aggregation of mutant huntingtin protein, leading to progressive neuron loss in the striatum and cortex of the brain. The wildtype huntingtin gene (HTT) has a region in which a three-base DNA sequence, CAG, is repeated many times. When the DNA sequence CAG is repeated 35 or fewer times in this region, the resulting protein behaves normally. While the wildtype function of HTT is largely uncharacterized, the protein is known to be essential for normal brain development. When the DNA sequence CAG is repeated at least 36 times in this region, the resulting protein becomes toxic and causes HD. Every person has two copies, or alleles, of the huntingtin gene. Only one of the alleles (the “mutant” allele) needs to bear at least 36 CAG repeats for HD to occur. HD is one of at least 40 known repeat expansion disorders, which are a set of genetic disorders caused by a mutation that leads to a repeat of nucleotides exceeding the normal threshold. Current therapies for patients with HD can only manage individual symptoms. There is no approved therapy that has been shown to delay or halt disease progression.

NT0100 Program - PATrOL™ Enabled gamma-PNA for Huntington’s Disease. The PATrOL™ platform has the potential to address any dominantly-inherited genetic disease. NeuBase will be initially focused on HD, a fatal rare genetic repeat expansion disorder with no viable treatment options.

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One especially important advantage of the PATrOL™ platform that makes it promising for the treatment of repeat expansion disorders like HD is the ability of the small ASOs to self-assemble within an RNA hairpin through the intercalation of the gamma-PNAs with bifacial nucleobases. As the number of repeats increases, the PATrOL™ oligonucleotides bind more tightly to each other and the mutant RNA. This allows NeuBase’s therapies to potentially inactivate mHTT mRNA before it can be translated into harmful protein via selective binding to the expanded DNA sequence CAG repeats while leaving the normal HTT mRNA intact and functional. Achieving mutant allele selectivity is key for any RNA-based approach aiming to treat HD. The PATrOL™-enabled NT0100 program is currently in preclinical development for the treatment of HD.

NT0200 Program- PATrOL™ Enabled gamma-PNA for Myotonic Dystophy. NeuBase’s pipeline also contains a second near-term, potentially transformative medicine for a different severe and rare disease, myotonic dystrophy (DM1), which NeuBase believes has significant potential. The clinical candidates in development target the DM1 expanded allele with PATrOL™-enabled drugs to disrupt and/or open the mutant hairpin and allow release of sequestered splice proteins.

Additional Indications. In addition, the emerging pipeline of other assets that target secondary RNA structure allows a unique market advantage across a variety of rare diseases.

Intellectual Property

NeuBase has a strong intellectual property position behind its fundamental PATrOL™ technology which was developed at Carnegie Mellon University (“Carnegie Mellon”). NeuBase’s success depends, in part, on its ability to obtain patent protection for its products in the United States and other countries. NeuBase has exclusively licensed patent applications protecting its platform for development and commercialization of oligonucleotide therapeutics. NeuBase will focus its resources on patents and new patent applications that drive its value.

NeuBase has an exclusive license to patent applications that may provide exclusivity for products in its pipeline and may provide exclusivity for its core technology. NeuBase’s core technology patent applications are directed to chemically-modified nucleosides and peptide nucleic acids to form compounds of biological and clinical interest. NeuBase has exclusively licensed patent applications to cover treatment of repeat expansion disorders using this technology.

Peptide Nucleic Acids containing Modified Nucleobases

NeuBase has exclusively licensed patent applications covering peptide nucleic acid oligomers containing modified nucleobases, which can be used as a basis for therapeutics. Nucleosides and chemically-modified nucleosides are the basic building blocks of its drug platform. Therefore, claims that cover an oligonucleotide incorporating one of NeuBase’s proprietary modified nucleosides may apply to a wide array of mechanisms of action and therapeutic targets. NeuBase’s modified nucleobases may comprise a divalent nucleobase in sequence with several other divalent nucleobases to create a PNA.

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NeuBase has filed patent applications in this category in the United States and the Patent Cooperation Treaty (“PCT”).

Methods of Producing Peptide Nucleic Acids with Modified Nucleobases

NeuBase has exclusively licensed a patent application disclosing a method of manufacturing a peptide nucleic acid oligomer containing a modified nucleobase.

Use of Peptide Nucleic Acids to Disrupt RNA Structure

NeuBase has exclusively licensed a provisional patent application covering use of a peptide nucleic acid oligomer for disrupting a target RNA structure, to prevent translation of a target protein.

Use to Peptide Nucleic Acids to Treat Repeat Expansion Disorders

NeuBase has exclusively licensed patent applications covering the use of a peptide nucleic acid oligomer for the treatment of repeat expansion disorders including for example, Huntington’s Disease and Myotonic Dystrophy.

NeuBase plans to seek patent protection in significant markets and/or countries for each product to be developed. NeuBase also seeks to maximize patent term. In some cases, the patent term can be extended to recapture a portion of the term lost during FDA regulatory review. The patent exclusivity period for a drug may deter generic drugs from entering the market. Patent exclusivity depends on a number of factors including initial patent term and available patent term extensions based upon delays caused by the regulatory approval process.

NeuBase also relies on trade secrets, proprietary know-how and continuing technological innovation to develop and maintain a competitive position in its field.

License Agreement with Carnegie Mellon University

On December 17, 2018, NeuBase entered into a License Agreement with Carnegie Mellon (the “CMU License Agreement”). Under the CMU License Agreement, Carnegie Mellon granted NeuBase an exclusive, world-wide right to the PATrOL™ technology, with 9 patents and patent applications covering composition of matter and field of use of the platform.

As partial consideration for the license right, NeuBase issued and delivered to Carnegie Mellon 820,000 shares of NeuBase common stock, which constituted 8.2% of the then fully-diluted shares of NeuBase common stock. Further, as partial consideration for the license right, NeuBase issued a warrant to Carnegie Mellon, exercisable only upon the earlier of (i) the day that NeuBase receives cumulative capital funding or revenues equal to $2 million or (ii) 30 days prior to any change of control event that provides for the issuance of shares, for a number of shares of NeuBase common stock sufficient such that when added to the 820,000 shares of NeuBase common stock, Carnegie Mellon holds in the aggregate an amount equal to 8.2% of the fully-diluted shares of NeuBase common stock; provided, however, that for purposes of calculating 8.2%, only the first $2 million of capital funding shall be considered in the determination of fully-diluted shares of common stock of NeuBase. Under the CMU License Agreement, Carnegie Mellon has preemptive rights with respect to certain future sales of securities by NeuBase for capital-raising purposes, “piggyback” registration rights and co-sale rights with respect to certain resales of shares of NeuBase by NeuBase’s stockholders.

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Pursuant to the CMU License Agreement, NeuBase must achieve certain milestones to demonstrate certain developments of the licensed product. NeuBase may obtain one 6-month extension to meet each milestone by making a nominal payment to Carnegie Mellon. Further, subject to certain conditions, NeuBase will pay to Carnegie Mellon royalties on a low single-digit percentage of aggregate annual net sales of licensed products and a percentage at the higher range of the bottom third of sublicensing fees.

Manufacturing

NeuBase currently manufactures research materials in-house, but intends to rely on third parties for larger scale manufacturing going forward. NeuBase does not have any current contractual arrangements for the manufacture of commercial supplies of any of its product candidates that NeuBase may develop. NeuBase currently employs internal resources and third-party consultants to manage NeuBase’s manufacturing contractors.

Sales and Marketing

NeuBase has not yet defined its sales, marketing or product distribution strategy for any of its future product candidates. NeuBase’s commercial strategy may include the use of strategic partners, distributors, a contract sale force, or the establishment of its own commercial and specialty sales force, as well as similar strategies for regions and territories outside the United States. NeuBase plans to further evaluate these alternatives when it approaches approval for the use of its product candidates for one or more indications.

Competition

The biotechnology industry is highly competitive and involves a high degree of risk. Potential competitors in the United States and worldwide are numerous and include pharmaceutical and biotechnology companies, educational institutions and research foundations. NeuBase competes with many of these companies who, either alone or with their strategic partners, have far greater experience, capital resources, research and technical resources, marketing experience, clinical trial experience, research and development staffs and facilities than NeuBase does. Some of NeuBase’s competitors may develop and commercialize products that compete directly with NeuBase’s product candidates, and they may introduce products to market earlier than NeuBase’s products or on a more cost-effective basis. These competitors also compete with NeuBase in recruiting and retaining qualified scientific and management personnel and also, in the future, the conduct of trials in the ability to recruit clinical trial sites and subjects for NeuBase’s clinical trials.

NeuBase expects any products that it develops and commercializes to compete on the basis of, among other things, efficacy, safety, price and the availability of reimbursement from government and other third-party payors. NeuBase’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are viewed as safer, more convenient or less expensive than any products that NeuBase may develop. NeuBase’s competitors also may obtain FDA or other regulatory approval for their competing products more rapidly than NeuBase may obtain approval for any of its product candidates, which could result in NeuBase’s competitors establishing a strong market position before NeuBase is able to enter the market.

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There are currently no approved treatments available to slow the progression of HD. Based on publicly available information, NeuBase believes that Roche and Ionis (Phase 3) have an investigational drug in clinical development, and several companies have ongoing clinical and preclinical programs in HD, including Wave Life Sciences, LTD., Sangamo Biosciences, ProQR, Nuredis, uniQure, Spark Therapeutics and Voyager Therapeutics.

A number of companies are developing drugs to treat symptoms associated with HD, including Teva Pharmaceutical Industries (Phase 2), Vaccinex (Phase 2), Prana Biotechnology (Phase 2), Omeros Corporation (Phase 2), Stealth BioTherapeutics (Phase 2) and Azevan Pharmaceuticals (Phase 2), among others.

There are no disease-modifying treatments available for type 1 myotonic dystrophy (DM1). Based on review of the clinictrials.gov and clinicialtrialsregister.eu websites, AMO Pharmaceuticals reported results of a 16-patient non-randomized, clinical trial in congenital DM1 with tidegluseb, a thiazoledione that inhibits glycogen synthase kinase 3 beta, and is also currently initiating a 56 patient Phase 2/3 randomized, controlled study. Ionis conducted a Phase 1/2 trial of IONIS-DMPKRx in a randomized, controlled 48 patients with type 1 MD that did not result in sufficient uptake of the compound into muscle, and has since abandoned the indication. The Centre d’Etude des Cellules Souches (CECS), a non-commercial sponsor, is conducting a 40-patient clinical trial of metformin in MD in France. In addition to AMO Pharmaceuticals, Expansion Therapeutics and Nuredis are investigating agents to treat nucleotide repeat disorders.

Government Regulation

Food and Drug Administration Regulation and Marketing Approval. In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (the “FDCA”), and related regulations. Drugs are also subject to other federal, state and local statutes and regulations. Failure to comply with the applicable U.S. regulatory requirements at any time during the drug development process, approval process or after approval may subject an applicant to administrative or judicial sanctions and non-approval of product candidates. These sanctions could include the imposition by the FDA or an Institutional Review Board (“IRB”) of a clinical hold on clinical trials, the FDA’s refusal to approve pending applications or related supplements, withdrawal of an approval, untitled or warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, restitution, disgorgement, civil penalties or criminal prosecution. Such actions by government agencies could also require NeuBase to expend a large amount of resources to respond to the actions. Any agency or judicial enforcement action could have a material adverse effect on NeuBase.

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The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products.

These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, packaging, storage, distribution, record-keeping, approval, post-approval monitoring, advertising, promotion, sampling and import and export of NeuBase’s products. NeuBase’s drugs must be approved by the FDA through the New Drug Application (“NDA”) process before they may be legally marketed in the United States.

The process required by the FDA before drugs may be marketed in the United States generally involves the following:

●	completion of non-clinical laboratory tests, animal studies and formulation studies conducted according to good laboratory practice or other applicable regulations;

●	submission of an IND, which allows clinical trials to begin unless the FDA objects within 30 days;

●	adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use or uses conducted in accordance with FDA regulations GCP, which are international ethical and scientific quality standards meant to assure that the rights, safety and well-being of trial participants are protected, and to define the roles of clinical trial sponsors, administrators and monitors and to assure clinical trial data integrity;

●	pre-approval inspection of manufacturing facilities and clinical trial sites; and

●	FDA approval of an NDA, which must occur before a drug can be marketed or sold.

IND and Clinical Trials. Prior to commencing the first clinical trial, an IND, which contains the results of preclinical studies along with other information, such as information about product chemistry, manufacturing and controls and a proposed protocol, must be submitted to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA unless the FDA within the 30-day time period raises concerns or questions about the conduct of the clinical trial. In such a case, the IND sponsor must resolve any outstanding concerns with the FDA before the clinical trial may begin. A separate submission to the existing IND must be made for each successive clinical trial to be conducted during drug development. Further, an independent IRB for each site proposing to conduct the clinical trial must review and approve the investigational plan for any clinical trial before it commences at that site. Informed written consent must also be obtained from each trial subject. Regulatory authorities, including the FDA, an IRB, a data safety monitoring board or the sponsor, may suspend or terminate a clinical trial at any time on various grounds, including a finding that the participants are being exposed to an unacceptable health risk or that the clinical trial is not being conducted in accordance with FDA requirements.

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For purposes of NDA approval, human clinical trials are typically conducted in sequential phases that may overlap:

●	Phase I – The drug is initially given to healthy human subjects or patients in order to determine metabolism and pharmacologic actions of the drug in humans, side effects and, if possible, to gain early evidence on effectiveness. During Phase I clinical trials, sufficient information about the investigational drug’s pharmacokinetics and pharmacologic effects may be obtained to permit the design of well-controlled and scientifically valid Phase II clinical trials.

●	Phase II – Clinical trials are conducted to evaluate the effectiveness of the drug for a particular indication or in a limited number of patients in the target population to identify possible adverse effects and safety risks, to determine the efficacy of the drug for specific targeted diseases and to determine dosage tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials.

●	Phase III – When Phase II clinical trials demonstrate that a dosage range of the drug appears effective and has an acceptable safety profile, and provide sufficient information for the design of Phase III clinical trials, Phase III clinical trials in an expanded patient population at multiple clinical sites may be undertaken. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained, and are intended to further evaluate dosage, effectiveness and safety, to establish the overall benefit-risk relationship of the investigational drug and to provide an adequate basis for product labeling and approval by the FDA. In most cases, the FDA requires two adequate and well-controlled Phase III clinical trials to demonstrate the efficacy of the drug in an expanded patient population at multiple clinical trial sites.

●	Phase IV – The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These Phase IV clinical trials may be made a condition to be satisfied for continuing drug approval. The results of Phase IV clinical trials can confirm the effectiveness of a product candidate and can provide important safety information.

All clinical trials must be conducted in accordance with FDA regulations, good clinical practice (“GCP”) requirements and their protocols in order for the data to be considered reliable for regulatory purposes.

An investigational drug product that is a combination of two different drugs in the same dosage form must comply with an additional rule that requires that each component make a contribution to the claimed effects of the drug product. This typically requires larger studies that test the drug against each of its components. In addition, typically, if a drug product is intended to treat a chronic disease, as is the case with some of NeuBase’s products, safety and efficacy data must be gathered over an extended period of time, which can range from six months to three years or more. Government regulation may delay or prevent marketing of product candidates or new drugs for a considerable period of time and impose costly procedures upon NeuBase’s activities.

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Disclosure of Clinical Trial Information. Sponsors of clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial, is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

The NDA Approval Process. In order to obtain approval to market a drug in the United States, a marketing application must be submitted to the FDA that provides data establishing to the FDA’s satisfaction the safety and effectiveness of the investigational drug for the proposed indication. Each NDA submission requires a substantial user fee payment (exceeding $2.5 million in fiscal year 2019) unless a waiver or exemption applies. The application includes all relevant data available from pertinent non-clinical studies, or preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators that meet GCP requirements.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase II clinical trials, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the end-of-Phase II clinical trials meetings to discuss their Phase II clinical trials results and present their plans for the pivotal Phase III registration trial that they believe will support approval of the new drug.

Concurrent with clinical trials, companies usually complete additional preclinical safety studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for the NDA sponsor’s manufacturing the product in compliance with Current Good Manufacturing Practice (“cGMP”) requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drugs. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf-life.

The results of drug development, non-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. It may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. The FDA has 60 days from its receipt of an NDA to conduct an initial review to determine whether the application will be accepted for filing based on the FDA’s threshold determination that the application is sufficiently complete to permit substantive review. If the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA has agreed to specific performance goals on the review of NDAs and seeks to review standard NDAs within 12 months from submission of the NDA. The review process may be extended by the FDA for three additional months to consider certain late submitted information or information intended to clarify information already provided in the submission. After the FDA completes its initial review of an NDA, it will communicate to the sponsor that the drug will either be approved, or it will issue a complete response letter to communicate that the NDA will not be approved in its current form and inform the sponsor of changes that must be made or additional clinical, non-clinical or manufacturing data that must be received before the application can be approved, with no implication regarding the ultimate approvability of the application or the timing of any such approval, if ever. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two to six months depending on the type of information included. The FDA may refer applications for novel drug products or drug products that present difficult questions of safety or effectiveness to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and, if so, under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

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Before approving an NDA, the FDA typically will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical sites to assure compliance with GCP regulations. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it typically will outline the deficiencies and often will request additional testing or information. This may significantly delay further review of the application. If the FDA finds that a clinical site did not conduct the clinical trial in accordance with GCP regulations, the FDA may determine the data generated by the clinical site should be excluded from the primary efficacy analyses provided in the NDA. Additionally, notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The FDA may require, or companies may pursue, Phase IV clinical trials, which are additional clinical trials performed after a product is approved. Phase IV clinical trials may be made a condition to be satisfied for continuing drug approval. The results of Phase IV clinical trials can confirm the effectiveness of a product candidate and can provide important safety information. In addition, the FDA now has express statutory authority to require sponsors to conduct post-marketing trials to specifically address safety issues identified by the agency.

The FDA also has authority to require a Risk Evaluation and Mitigation Strategy (“REMS”), from manufacturers to ensure that the benefits of a drug outweigh its risks. A sponsor may also voluntarily propose a REMS as part of the NDA submission. The need for a REMS is determined as part of the review of the NDA. Based on statutory standards, elements of a REMS may include “dear doctor letters,” a medication guide, more elaborate targeted educational programs, and in some cases elements to assure safe use (“ETASU”), which is the most restrictive REMS. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. These elements are negotiated as part of the NDA approval, and in some cases if consensus is not obtained until after the “review date” set forth under the Prescription Drug User Fee Act of 1992, as amended, the approval date may be delayed. Once adopted, REMS are subject to periodic assessment and modification.

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Changes to some of the conditions established in an approved application, including changes in indications, labeling, manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Even if a product candidate receives regulatory approval, the approval may be limited to specific disease states, patient populations and dosages, or might contain significant limitations on use in the form of warnings, precautions or contraindications, or in the form of onerous risk management plans, restrictions on distribution or post-marketing trial requirements. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delay in obtaining, or failure to obtain, regulatory approval for NeuBase’s products, or obtaining approval but for significantly limited use, would harm NeuBase’s business. In addition, NeuBase cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

Orphan Designation and Exclusivity. The FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States and there is no reasonable expectation that the cost of developing and making the drug for this type of disease or condition will be recovered from sales in the United States.

Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical study costs, tax advantages, and user-fee waivers. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. In addition, the first NDA or Biologics License Application (“BLA”) applicant to receive orphan drug designation for a particular drug is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years in the United States, except in limited circumstances. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. NeuBase’s initial two programs are targeting orphan indications.

The Hatch-Waxman Amendments. Under the Drug Price Competition and Patent Term Restoration Act of 1984, as amended, commonly known as the Hatch-Waxman Amendments, a portion of a product’s U.S. patent term that was lost during clinical development and regulatory review by the FDA may be restored. The Hatch-Waxman Amendments also provide a process for listing patents pertaining to approved products in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations (commonly known as the Orange Book) and for a competitor seeking approval of an application that references a product with listed patents to make certifications pertaining to such patents. In addition, the Hatch-Waxman Amendments provide for a statutory protection, known as non-patent exclusivity, against the FDA’s acceptance or approval of certain competitor applications.

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Patent Term Restoration. Patent term restoration can compensate for time lost during drug development and the regulatory review process by returning up to five years of patent life for a patent that covers a new product or its use. This period is generally one-half the time between the effective date of an IND (falling after issuance of the patent) and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application, provided the sponsor acted with diligence. Patent term restorations, however, cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended and the extension must be applied for prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

Orange Book Listing. In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed by the NDA holder listed in the drug’s application or otherwise are then published in the FDA’s Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application (“ANDA”). An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, preclinical studies or clinical trials to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug.

The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that: (1) the required patent information has not been filed; (2) the listed patent has expired; (3) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a Section VIII statement certifying that its proposed ANDA label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the ANDA applicant.

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An applicant submitting an NDA under Section 505(b)(2) of the FDCA (a “Section 505(b)(2) NDA”), which permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by, or for, the applicant and for which the applicant has not obtained a right of reference, is required to certify to the FDA regarding any patents listed in the Orange Book for the approved product it references to the same extent that an ANDA applicant would.

Market Exclusivity. Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA or a Section 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a Paragraph IV certification. The FDCA also provides three years of marketing exclusivity for an NDA, a Section 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the non-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Post-Marketing Requirements. Following approval of a new product, a pharmaceutical company and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping activities, reporting to the applicable regulatory authorities of adverse experiences with the product, providing the regulatory authorities with updated safety and efficacy information, product sampling and distribution requirements, and complying with promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), limitations on industry-sponsored scientific and educational activities and requirements for promotional activities involving the internet, including social media. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses. Modifications or enhancements to the product or its labeling or changes of the site of manufacture are often subject to the approval of the FDA and other regulators, who may or may not grant approval, or may include in a lengthy review process.

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Prescription drug advertising is subject to federal, state and foreign regulations. In the United States, the FDA regulates prescription drug promotion, including direct-to-consumer advertising. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Any distribution of prescription drug products and pharmaceutical samples must comply with the U.S. Prescription Drug Marketing Act of 1987, as amended, a part of the FDCA.

In the United States, once a product is approved, its manufacture is subject to comprehensive and continuing regulation by the FDA. The FDA regulations require that products be manufactured in specific, approved facilities and in accordance with cGMP. NeuBase relies, and expects to continue to rely, on third parties for the production of clinical and commercial quantities of NeuBase’s products in accordance with cGMP regulations. cGMP regulations require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. These regulations also impose certain organizational, procedural and documentation requirements with respect to manufacturing and quality assurance activities. NDA holders using contract manufacturers, laboratories or packagers are responsible for the selection and monitoring of qualified firms and, in certain circumstances, qualified suppliers to these firms. These firms and, where applicable, their suppliers are subject to inspections by the FDA at any time, and the discovery of violative conditions, including failure to conform to cGMP, could result in enforcement actions that interrupt the operation of any such product or may result in restrictions on a product, manufacturer, or holder of an approved NDA, including, among other things, recall or withdrawal of the product from the market.

The FDA also may require post-marketing testing, also known as Phase IV testing, REMS to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, untitled or warning letters from the FDA, mandated corrective advertising or communications with doctors, withdrawal of approval, and civil or criminal penalties, among others. Newly-discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of NeuBase’s products in development.

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Reimbursement, Anti-Kickback and False Claims Laws and Other Regulatory Matters. In the United States, the research, manufacturing, distribution, sale and promotion of drug products and medical devices are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare & Medicaid Services (“CMS”), other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency, state Attorneys General and other state and local government agencies. For example, sales, marketing and scientific/educational grant programs must comply with the federal Anti-Kickback Statute, the federal False Claims Act, the privacy regulations promulgated under the Health Insurance Portability and Accountability Act of 1996, and similar state laws. Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

The Medicare Modernization Act (“MMA”) established the Medicare Part D program (“Part D”) to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Unlike Medicare Part A (hospital insurance) and Part B (medical insurance), Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which NeuBase receives regulatory approval. However, any negotiated prices for NeuBase’s products covered by a Part D prescription drug plan will likely be lower than the prices NeuBase might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-government payors.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of NeuBase’s product candidates, if any such product or the condition that it is intended to treat is the subject of a clinical trial. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of NeuBase’s product candidates. If third-party payors do not consider NeuBase’s products to be cost-effective compared to other available therapies, they may not cover NeuBase’s products after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow NeuBase to sell NeuBase’s products on a profitable basis.

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In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of NeuBase’s products. Historically, products launched in the European Union do not follow price structures of the United States and generally tend to be priced significantly lower than in the United States.

As noted above, in the United States, NeuBase is subject to complex laws and regulations pertaining to healthcare “fraud and abuse,” including, but not limited to, the federal Anti-Kickback Statute, the federal False Claims Act, and other state and federal laws and regulations. The federal Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer, or a party acting on its behalf, to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce the referral of business, including the purchase, order or prescription of a particular drug, or other good or service for which payment in whole or in part may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by up to five years in prison, criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. In addition, many states have adopted laws similar to the federal Anti-Kickback Statute. Some of these state prohibitions apply to the referral of patients for healthcare services reimbursed by any insurer, not just federal healthcare programs such as Medicare and Medicaid. Due to the breadth of these federal and state anti-kickback laws, the absence of guidance in the form of regulations or court decisions and the potential for additional legal or regulatory change in this area, it is possible that NeuBase’s future sales and marketing practices or NeuBase’s future relationships with medical professionals might be challenged under anti-kickback laws, which could harm NeuBase. Because NeuBase intends to commercialize products that could be reimbursed under a federal healthcare program and other governmental healthcare programs, NeuBase plans to develop a comprehensive compliance program that establishes internal controls to facilitate adherence to the rules and program requirements to which NeuBase will or may become subject.

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The federal False Claims Act prohibits anyone from knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed or claims for medically unnecessary items or services. Although NeuBase would not submit claims directly to payors, manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, NeuBase’s future activities relating to the reporting of wholesaler or estimated retail prices for NeuBase’s products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for NeuBase’s products, and the sale and marketing of NeuBase’s products, are subject to scrutiny under this law. For example, pharmaceutical companies have been found liable under the federal False Claims Act in connection with their off-label promotion of drugs. Penalties for a federal False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $11,181 and $22,363 for each separate false claim, the potential for exclusion from participation in federal healthcare programs and, although the federal False Claims Act is a civil statute, conduct that results in a federal False Claims Act violation may also implicate various federal criminal statutes. If the government were to allege that NeuBase was, or convict NeuBase of, violating these false claims laws, NeuBase could be subject to a substantial fine. In addition, private individuals have the ability to bring actions under the federal False Claims Act and certain states have enacted laws modeled after the federal False Claims Act.

There are also an increasing number of state laws that require manufacturers to make reports to states on pricing and marketing information. Many of these laws contain ambiguities as to what is required to comply with the laws. In addition, as discussed below, a similar federal requirement requires manufacturers to track and report to the federal government certain payments made to physicians and teaching hospitals in the previous calendar year. These laws may affect NeuBase’s sales, marketing and other promotional activities by imposing administrative and compliance burdens on NeuBase. In addition, given the lack of clarity with respect to these laws and their implementation, NeuBase’s reporting actions could be subject to the penalty provisions of the pertinent state, and soon federal, authorities.

The failure to comply with regulatory requirements subjects companies to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a company to enter into supply contracts, including government contracts.

Changes in regulations, statutes or the interpretation of existing regulations could impact NeuBase’s business in the future by requiring, for example: (1) changes to NeuBase’s manufacturing arrangements; (2) additions or modifications to product labeling; (3) the recall or discontinuation of NeuBase’s products; or (4) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of NeuBase’s business.

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Patient Protection and Affordable Care Act. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “PPACA”), was enacted, which includes measures that have or will significantly change the way healthcare is financed by both governmental and private insurers. Among the provisions of the PPACA of greatest importance to the pharmaceutical industry are the following:

●	The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s covered outpatient drugs furnished to Medicaid patients. Effective in 2010, the PPACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs and biologic agents to 23.1% of the average manufacturer prices (“AMP”) and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The PPACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by expanding the population potentially eligible for Medicaid drug benefits. The CMS have proposed to expand Medicaid rebate liability to the territories of the United States as well. In addition, the PPACA provides for the public availability of retail survey prices and certain weighted average AMPs under the Medicaid program. The implementation of this requirement by the CMS may also provide for the public availability of pharmacy acquisition of cost data, which could negatively impact NeuBase’s sales.

●	In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. The PPACA expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children’s hospitals, these newly-eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs when used for the orphan indication. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

●	The PPACA imposes a requirement on manufacturers of branded drugs and biologic agents to provide a 50% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (i.e., “donut hole”).

●	The PPACA imposes an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.

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●	The PPACA requires pharmaceutical manufacturers to track certain financial arrangements with physicians and teaching hospitals, including any “transfer of value” made or distributed to such entities, as well as any investment interests held by physicians and their immediate family members. Manufacturers are required to track this information and were required to make their first reports in March 2014. The information reported is publicly available on a searchable website.

●	As of 2010, a new Patient-Centered Outcomes Research Institute was established pursuant to the PPACA to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products.

●	The PPACA created the Independent Payment Advisory Board, which has the authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. Under certain circumstances, these recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings.

●	The PPACA established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

Many of the details regarding the implementation of the PPACA are yet to be determined, and, at this time, the full effect of the PPACA on NeuBase’s business remains unclear. Further, there have been recent public announcements by members of the U.S. Congress, President Trump and his administration regarding their plans to repeal and replace the PPACA. For example, on December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act of 2017, which, among other things, eliminated the individual mandate requiring most Americans (other than those who qualify for a hardship exemption) to carry a minimum level of health coverage, effective January 1, 2019. NeuBase cannot predict the ultimate form or timing of any repeal or replacement of the PPACA or the effect such a repeal or replacement would have on NeuBase’s business.

Pediatric Exclusivity and Pediatric Use. Under the Best Pharmaceuticals for Children Act (the “BPCA”), certain drugs may obtain an additional six months of exclusivity if the sponsor submits information requested in writing by the FDA (a “Written Request”) relating to the use of the active moiety of the drug in children. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, the FDA making a written request for pediatric studies and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. The FDA may not issue a Written Request for studies on unapproved or approved indications or where it determines that information relating to the use of a drug in a pediatric population, or part of the pediatric population, may not produce health benefits in that population. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.

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NeuBase has not received a Written Request for such pediatric studies, although NeuBase may ask the FDA to issue a Written Request for such studies in the future. To receive the six-month pediatric market exclusivity, NeuBase would need to receive a Written Request from the FDA, conduct the requested studies in accordance with a written agreement with the FDA or, if there is no written agreement, in accordance with commonly accepted scientific principles, and submit reports of the studies. A Written Request may include studies for indications that are not currently in the labeling if the FDA determines that such information will benefit the public health. The FDA will accept the reports upon its determination that the studies were conducted in accordance with, and are responsive to, the original Written Request or commonly accepted scientific principles, as appropriate, and that the reports comply with the FDA’s filing requirements.

Under the Pediatric Research Equity Act of 2003 (the “PREA”), an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The PREA also authorizes the FDA to require holders of approved NDAs for marketed drugs to conduct pediatric studies under certain circumstances. With the enactment of the Food and Drug Administration Safety and Innovation Act (the “FDASIA”), in 2012, sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA and the FDA’s internal review committee must then review the information submitted, consult with each other and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in the FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Employees

As of March 1, 2019, NeuBase has identified a team of eight total employees, all of whom are expected to be full-time employees, including Dr. Dietrich Stephan, who will be NeuBase’s Chief Executive Officer. Among the other identified employees are individuals with appropriate backgrounds and experience to act as NeuBase’s Chief Financial Officer; Accounting Manager; Operations Manager; Director of Chemistry; Associate of Chemistry; Associate of Bioinformatics; and Associate of Biology. Of its full-time employees, five are expected to be engaged in research and development and three are expected to be engaged in general administration. None of NeuBase’s employees are expected to be subject to a collective bargaining agreement or represented by a labor union.

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Facilities

NeuBase sublets approximately 1,000 square feet of office space for its headquarters in downtown Pittsburgh, Pennsylvania. An additional 3,000 square feet of wet lab space is identified for sub-lease for its research and development program in Pittsburgh, Pennsylvania to accommodate NeuBase’s anticipated workforce and near-term growth needs. The sub-lease terms are below the current prevailing market rate per square foot and for a term of one year, renewable annually.

Legal Proceedings

NeuBase is not currently a party to any material legal proceedings.

OHR’S Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended September 30, 2018 and the Three Months Ended December 31, 2018

You should read the following discussion and analysis of Ohr’s financial condition and plan of operations together with “Selected Financial Data” and Ohr’s financial statements and the related notes appearing elsewhere in this joint proxy statement/prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Ohr’s actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section entitled “Risk Factors” beginning on page 36 of this joint proxy statement/prospectus. All amounts in this report are in U.S. dollars, unless otherwise noted.

General

Ohr is a pharmaceutical company which had been focused on the development of novel therapeutics and delivery technologies for the treatment of ocular disease.

Ohr will continue to incur ongoing operating losses. In addition, losses will be incurred in paying ongoing reporting expenses, including legal and accounting expenses, as necessary to maintain Ohr as a public entity. No projected date for potential revenues can be made, and Ohr is undercapitalized at present to completely develop, test and market any pharmaceutical product.

Until Ohr is able to generate significant revenue from its principal operations, it will remain classified as a development stage company. Ohr can give no assurance that it will be successful in such efforts or that its limited operating funds will be adequate to support Ohr operations, nor can there be any assurance of any additional funding being available to Ohr. Ohr’s management has concluded that there is substantial doubt about the entity’s ability to continue as a going concern.

First Fiscal Quarter of 2019

Liquidity and Sources of Capital

Ohr has limited working capital reserves with which to fund its continuing operations. Ohr is reliant, at present, upon its capital reserves for ongoing operations and has no revenues.

Net working capital reserves decreased from end of fiscal 2018 to the end of the first quarter in fiscal 2019 by $656,878 (to $2,616,558 from $3,273,436) primarily due to costs incurred from operations. Ohr’s quarterly cash burn has decreased significantly compared to prior periods in calendar 2017 and 2018 due to the discontinuation of the squalamine program. Ohr expects its cash burn to be relatively stable in the near term and potentially increase in future periods in calendar 2019, once the merger with NeuBase has been completed; however, there can be no assurance that the merger with NeuBase will be completed in calendar 2019, if at all. Management has concluded that due to the conditions described above, there is substantial doubt about the entity’s ability to continue as a going concern. Ohr has evaluated the significance of the conditions in relation to its ability to meet its obligations and believe that its current cash balance will provide sufficient capital to continue operations, in the absence of the completion of the NeuBase merger, into the second half of calendar 2019. At present, Ohr has no bank line of credit or other fixed source of capital reserves. Should Ohr need additional capital in the future, it will be primarily reliant upon private or public placement of its equity or debt securities, or a strategic transaction, for which there can be no warranty or assurance that Ohr may be successful in such efforts.

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Results of Operations

Results of operations for the three months ended December 31, 2018 (“2018”) reflect the following changes from the prior period (“2017”).

	2018	2017	Change
General and administrative	$680,995	$1,510,032	$(829,037)
Research and development	58,021	2,387,731	(2,329,710)
Depreciation and amortization	167,370	284,986	(117,616)
Total Operating Expenses	906,386	4,182,749	(3,276,363)

Operating Loss	(906,386)	(4,182,749)	3,276,363

Other income (expense)	8,762	31,391	(22,629)
Net Loss	$(897,624)	$(4,151,358)	$3,253,734

For the quarter ended December 31, 2018, Ohr had no revenues, and had operating expenses of $906,386. The loss from operations was comprised of $58,021 in research and development costs, $680,995 in general and administrative expenses, $167,370 in depreciation and amortization.

During the same period for the quarter ended December 31, 2017, Ohr reported no revenues, and had operating expenses of $4,182,749 which was comprised of $1,510,032 in general and administrative expenses, $2,387,731 in research and development costs, $284,986 in depreciation and amortization.

The operating expenses of Ohr decreased in 2018 compared to 2017 by $3,276,363. General and administrative expenses decreased in 2018 as compared to 2017 by $829,037. The decrease is primarily a result of a reduction in employee headcount and stock-based compensation. Research and development expenses decreased in 2018 as compared to 2017 by $2,329,710. The decrease is primarily a result of significant costs paid in 2017 related to the MAKO study in wet-AMD, which was completed in the second fiscal quarter of 2018. Depreciation and amortization decreased by $117,616 in 2018 as compared to 2017. The decrease was related to reduced amortization of long lived intangible assets due to a significant write down of such assets at September 30, 2018.

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The net loss for the quarter ended December 31, 2018 was $897,624 as compared to $4,151,358 for the same period in 2017. Until Ohr is able to generate revenues, management expects to continue to incur net losses.

Fiscal Year 2018

Liquidity and Capital Resources

Ohr has limited working capital reserves with which to continue operations. Ohr is reliant, at present, upon its capital reserves for ongoing operations and has no revenues.

Net working capital reserves decreased from end of fiscal 2017 to the end of fiscal 2018 by $4,817,015 (to $3,273,436 from $8,090,451) primarily due to costs incurred from operations. At the end of fiscal 2018, Ohr’s quarterly cash burn decreased significantly compared to prior periods due to the discontinuation of the squalamine program. Ohr expects its cash burn to be relatively stable, subject to the progress and outcome of Ohr’s previously announced plan to pursue strategic alternatives to maximize stockholder value. Management has concluded that due to the conditions described above, there is substantial doubt about the entity’s ability to continue as a going concern. Ohr has evaluated the significance of the conditions in relation to its ability to meet its obligations and believes that its current cash balance will provide sufficient capital to continue operations into the second half of calendar 2019. At present, Ohr has no bank line of credit or other fixed source of capital reserves. Should Ohr need additional capital in the future, it will be primarily reliant upon private or public placement of its equity or debt securities, or a strategic transaction, for which there can be no warranty or assurance that Ohr may be successful in such efforts.

Results of Operations

For the fiscal year ended September 30, 2018, Ohr had no revenues, and had operating expenses of $13,903,955. The loss from operations was comprised of $4,319,165 in research and development costs, $3,634,474 in general and administrative expenses, $1,124,569 in depreciation and amortization, $740,912 in loss on impairment of goodwill, $5,313,640 in loss on impairment of intangible assets and $1,228,805 in gain on settlement of liabilities.

During the same period for the year ended September 30, 2017, Ohr reported no revenues, and had operating expenses of $23,780,073 which was comprised of $17,406,869 in research and development costs, $5,278,272 in general and administrative expenses, $1,165,689 in depreciation and amortization, and $70,757 in gain on settlement of liabilities.

Due to the significant decrease in stock value and the market capitalization of Ohr relative to the value of the intangible assets and goodwill in fiscal 2018, Ohr performed an impairment test on the intangible assets and goodwill. Ohr concluded goodwill was impaired and recorded an impairment loss of $740,912 in fiscal 2018 compared to $0 in fiscal 2017. A third-party valuation on Ohr’s intangible assets was performed and determined an impairment loss of $5,313,640 in fiscal 2018 compared to $0 in fiscal 2017.

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For the fiscal year ended September 30, 2018, Ohr recorded other income, net items, totaling $667,055 as compared to $(30,923) for the same period in fiscal 2017. This difference is primarily due to a gain from the sale of certain squalamine assets. In fiscal 2018, Ohr recorded a gain on settlement of liabilities totaling approximately $1,228,805 compared to $70,757 in fiscal 2017. This increase is due to the settlement of accounts payable and long term liabilities related to the discontinuation of the squalamine program and elimination of severance payable to a former director.

The operating expenses of Ohr decreased in fiscal year 2018 compared to fiscal year 2017 by $9,876,118. General and administrative expenses decreased in fiscal 2018 as compared to fiscal 2017 by $1,643,798. The decrease is primarily a result of a reduction in employee headcount and stock-based compensation. Research and development expenses decreased in fiscal year 2018 as compared to fiscal year 2017 by $13,087,704. The decrease is primarily a result of significant costs paid in fiscal 2017 related to the MAKO study in wet-AMD, which was completed in the second fiscal quarter of 2018, and the settlement of accounts payable balances and long term liabilities.

The net loss for the year ended September 30, 2018 was $13,236,900 as compared to $23,810,996 for the same period in 2017.

Results of operations for the year ended September 30, 2018 reflect the following changes from the prior year period:

	2018	2017	Change
General and administrative	$3,634,474	$5,278,272	$(1,643,798)
Research and development	4,319,165	17,406,869	(13,087,704)
Depreciation and amortization	1,124,569	1,165,689	(41,120)
Loss on Impairment of goodwill	740,912	—	740,912
Loss on Impairment of intangible assets	5,313,640	—	5,313,640
Gain on Settlement of liabilities	(1,228,805)	(70,757)	1,158,048
Total Operating Expenses	13,903,955	23,780,073	(9,876,118)

Operating Loss	(13,903,955)	(23,780,073)	9,876,118

Other income (expense), net	667,055	(30,923)	697,978
Net Loss	$(13,236,900)	$(23,810,996)	$10,574,096

Until Ohr achieves meaningful revenue, significant losses are expected to continue as the trend is reflected in the chart above.

Critical Accounting Estimates

Fair Value of Financial Instruments

In accordance with ASC 820, the carrying value of cash and cash equivalents, accounts receivable, accounts payable, and notes payable approximates fair value due to the short-term maturity of these instruments. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

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Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own beliefs about the assumptions that market participants would use in pricing the asset or liability, based on the best information available in the circumstances.

Research and Development

Ohr follows the policy of expensing its research and development costs in the period in which they are incurred in accordance with ASC 730. Ohr incurred net research and development expenses of $58,021, and $2,387,731, during the quarter ended December 31, 2018, and 2017, respectively. Ohr incurred net research and development expenses of $4,319,165, and $17,406,869, during the years ended September 30, 2018, and 2017, respectively.

Share-based Compensation

Ohr follows the provisions of ASC 718, “Share-Based Payments” which requires all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. Ohr uses the Black Scholes pricing model for determining the fair value of stock options and the stock price on the date of the grant for the fair value of restricted stock awards.

In accordance with ASC 505, equity instruments issued to non-employees for goods or services are accounted for at fair value and are marked to market until service is complete or a performance commitment date is reached, whichever is earlier.

Intangibles

Ohr evaluates intangible assets in accordance with FASB ASC Topic 350, “Intangibles — Goodwill and Other.” Goodwill is recorded at the time of an acquisition and is calculated as the difference between the total consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. Accounting for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development (“IPR&D”). Significant management judgment is required in the forecasts of future operating results that are used in the evaluations. It is possible, however, that the plans and estimates used may be incorrect. If Ohr’s actual results, or the plans and estimates used in future impairment analysis, are lower than the original estimates used to assess the recoverability of these assets, Ohr could incur additional impairment charges in a future period.

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Ohr performs its annual impairment review of goodwill in September, and when a triggering event occurs between annual impairment tests for both goodwill and other finite-lived intangible assets.

Ohr recorded no impairment loss for goodwill for the year ended September 30, 2017, however due to the significant decrease in stock value and the market capitalization of Ohr relative to the value of the intangible assets and goodwill in 2018, Ohr performed an impairment test and concluded goodwill was impaired. A loss of $740,912 was recorded during the period ended September 30, 2018.

Ohr’s other finite-lived intangible assets consist of license rights and patents. Ohr amortizes its patents over the life of each patent and license rights over the remaining life of the patents that it has rights for. Ohr recorded no impairment loss for the year ended September 30, 2017, however management determined that Ohr license rights for the sustain release ocular drug delivery platform needed to be tested for impairment due to a significant drop in the market capitalization of Ohr relative to the value of the intangible assets. A third-party valuation was done, resulting in an impairment loss of $5,313,640 being recorded for the fiscal year ended September 30, 2018. During the three month period ended December 31, 2018 Ohr recognized $165,027 in amortization expense on the patents and license rights. During the years ended September 30, 2018, and 2017, Ohr recognized $1,114,349, and $1,120,617, in amortization expense on the patents and license rights, respectively. The amortization expense has been included in depreciation and amortization expense.

Off-Balance Sheet Arrangements

Ohr has not entered into any off-balance sheet arrangements.

NEUBASE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the Period from Inception to September 30, 2018 and the Three Months

Ended December 31, 2018

You should read the following discussion and analysis of NeuBase’s financial condition and plan of operations together with “Selected Financial Data” and NeuBase’s financial statements and the related notes appearing elsewhere in this joint proxy statement/prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. NeuBase’s actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section entitled “Risk Factors” beginning on page 36 of this joint proxy statement/prospectus. All amounts in this report are in U.S. dollars, unless otherwise noted.

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Overview

NeuBase is developing a modular peptide-nucleic acid antisense oligonucleotide (PATrOL™) platform to address genetic diseases caused by mutant proteins, with a single, cohesive approach. The systemically-deliverable PATrOL™ therapies are designed to improve upon current gene silencing treatments by combining the advantages of synthetic approaches with the precision of antisense technologies. NeuBase plans to use its platform to address repeat expansion disorders, with an initial focus on Huntington’s Disease and Myotonic Dystrophy, as well as other dominant genetic disorders.

NeuBase is a pre-clinical-stage biopharmaceutical company founded on August 28, 2018. NeuBase continues to develop its clinical and regulatory strategy with its internal research and development team with a view toward prioritizing market introduction as quickly as possible. NeuBase’s lead programs are NT0100 and NT0200.

NT0100 is a PATrOL™-enabled therapeutic program being developed for systemic administration to target the mutant expansion in the Huntington’s disease mRNA. NT0100 falls into the category of peptide nucleic acids which has the potential to be highly selective for the mutant transcript vs. the wild-type transcribed allele and hold the promise to be effective for all HD patients. PATrOL™-enabled drugs also have the unique ability to open RNA secondary structures and bind to either the primary nucleotide sequences or the secondary and/or tertiary structures. NeuBase believes the NT0100 program addresses an unmet need for a disease which current has no effective therapeutics that target the core etiology of the condition. The pre-clinical development program for NT0100 includes in vitro studies, in vivo safety and tolerability studies, in vivo biodistribution studies, and in vivo efficacy studies. NeuBase believes there is a large opportunity in the U.S. and European markets for drugs in this space.

NT0200 is a PATrOL™-enabled therapeutic program being developed for systemic administration to target the mutant expansion in the myotonic dystrophy (DM1) disease mRNA. NT0200 falls into the category of peptide nucleic acids which has the potential to be highly selective for the mutant transcript versus the wild-type transcribed allele and promises to be effective for all DM1 patients as it directly targets the expansion itself. NeuBase believes the NT0200 program addresses an unmet need for a disease which current has no effective therapeutics that target the core etiology of the condition. The pre-clinical development program for NT0200 includes in vitro studies, in vivo safety and tolerability studies, in vivo biodistribution studies, and in vivo efficacy studies. NeuBase believes there is also a large opportunity in the U.S. and European markets for drugs in this space.

On September 12, 2018, NeuBase issued a convertible promissory note in the principal amount of $250,000 to an investor. The note is subject to annual interest of 6% and matures on September 11, 2020. The outstanding principal and accrued interest of the note automatically converts to equity at a 10% discount to the price per share paid by other purchasers of preferred stock in a qualified financing of at least $5,000,000.

On January 3, 2019, NeuBase entered into the Merger Agreement with Ohr Pharmaceutical, Inc. and Ohr Acquisition Corp (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into NeuBase, with NeuBase continuing as a wholly -owned subsidiary of Ohr Pharmaceutical and the surviving company of the merger.

Between January 21, 2019 and February 4, 2019, NeuBase issued a series of Notes in the aggregate amount of $600,000. The notes are subject to annual interest of 6%. The outstanding principal and accrued interest of the Notes automatically converts to equity, at a 10% discount to the price per share paid by other purchasers of preferred or common stock in a qualified financing of at least $2,000,000.

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Since NeuBase’s inception in August 2018, NeuBase has incurred significant operating losses. For the period of inception to the year ended September 30, 2018 and for the three months ended December 31, 2018, NeuBase’s net loss was $41,952 and $679,672, respectively.

Components of Results of Operations

Operating expenses

Research and development expenses

Research and development expenses are expensed in the statement of operations as incurred in accordance with FASB ASC 730, Research and Development. Research and development expenses include patent, and legal fees.

For the period from inception through September 30, 2018 and the three months ended December 31, 2018, research and development expenses were $12,819 and $54,459, respectively.

General and administrative expenses

General and administrative expense consists primarily of salaries and professional fees for legal and accounting services. For the period from inception through September 30, 2018 and the three months ended December 31, 2018, general and administrative expenses were $28,393 and $620,692, respectively.

Other expenses

Other expenses consist of interest expense on its outstanding note. For the period from inception through September 30, 2018 and the three months ended December 31, 2018, other expenses were $740 and $4,521, respectively.

Liquidity and Capital Resources

NeuBase has had no revenues, incurred operating losses since inception, and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. As of September 30, 2018 and December 31, 2018, NeuBase had an accumulated deficit of $41,952 and $679,672, respectively.

Through September 30, 2018 and December 31, 2018, NeuBase obtained proceeds of $250,000 from the issuance of a Note in the principal amount of $250,000. The outstanding principal and accrued interest of the Note automatically converts to equity, at a discount of 10%, upon completion of a qualified financing of at least $5,000,000. The Note bears interest at 6% per annum and matures on September 11, 2020.

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NeuBase subsequently issued an additional $600,000 of Notes as follows:

On January 21, 2019, NeuBase issued a convertible promissory note in the amount of $250,000 to a related party. The note is subject to annual interest of 6% and matures on January 21, 2021. The outstanding principal and accrued interest of the note automatically converts to equity at a 10% discount to the price per share paid by other purchasers of preferred or common stock in a qualified financing of at least $2,000,000.

On January 30, 2019, NeuBase issued an additional convertible promissory note in the amount of $250,000 to an investor. The note is subject to annual interest of 6% and matures on January 30, 2021. The outstanding principal and accrued interest of the Note automatically converts to equity, at a 10% discount to the price per share paid by other purchasers of preferred or common stock in a qualified financing of at least $2,000,000.

On February 4, 2019, NeuBase issued an additional convertible promissory note in the amount of $100,000 to an investor. The note is subject to 6% interest and mature on February 3, 2021. The outstanding principal and accrued interest of the Note automatically converts to equity, at a 10% discount to the price per share paid by other purchasers of preferred or common stock in a qualified financing of at least $2,000,000.

Funding requirements

NeuBase believes that in order for NeuBase to meet its obligations arising from normal business operations for the next twelve months, it requires significant additional capital either in the form of equity or debt. Without additional capital, NeuBase’s ability to continue to operate will be limited. If NeuBase is unable to obtain adequate capital, it could be forced to cease or reduce its operations. NeuBase is currently pursuing capital transactions in the form of debt and equity. However, NeuBase cannot provide any assurance that it will be successful in its plans or that it will be able to obtain financing on reasonable terms, if at all. The NeuBase financial statements included in this joint proxy statement/prospectus do not include any adjustments to the recoverability and classification of recorded assets amounts and classification of liabilities that might be necessary should NeuBase not be able to continue as a going concern.

Contractual Obligations and Commitments

Leases

From inception through the period ended September 30, 2018, NeuBase utilized the services of LifeX Labs LLC. These services included accounting consultation and office space rental. This agreement was terminated on January 8, 2019. Dietrich Stephan, NeuBase’s CEO, was on the board and acting as CEO of LifeX Labs LLC until December 28, 2018, when he resigned all positions within LifeX. During the period ended September 30, 2018 and the three months ended December 31, 2018, LifeX Labs was paid $1,575 and $4,520, respectively, by NeuBase.

Litigation

As of December 31, 2018 there was no litigation against NeuBase.

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Off-Balance Sheet Arrangements

NeuBase is not party to any off-balance sheet transactions. NeuBase has no guarantees or obligations other than those which arise out of normal business operations.

Critical Accounting Policies and Significant Judgments and Estimates

NeuBase’s management’s discussion and analysis of its financial condition and results of operations is based on its financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires NeuBase to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of expenses during the reporting period. In accordance with U.S. GAAP, NeuBase evaluates its estimates and judgments on an ongoing basis. The most significant estimates relate to the valuation of convertible notes and common stock, the valuation of stock options and the valuation allowance of deferred tax assets resulting from net operating losses. NeuBase bases its estimates and assumptions on current facts, its limited historical experience from operations and various other factors that NeuBase believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

NeuBase defines its critical accounting policies as those accounting principles that require it to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on its financial condition and results of operations, as well as the specific manner in which NeuBase applies those principles. While its significant accounting policies are more fully described in Note 3 to its financial statements appearing elsewhere in this joint proxy statement/prospectus, NeuBase believes the following are the critical accounting policies used in the preparation of its financial statements that require significant estimates and judgments:

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

NeuBase considers all highly-liquid investments purchased with short term maturities to be cash equivalents. NeuBase had no cash equivalents as of September 30, 2018 or December 31, 2018.

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Fair Value of Financial Instruments

In accordance with ASC 820, the carrying value of cash and cash equivalents, accounts payable and notes payable approximates fair value due to the short-term maturity of these instruments. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

●	Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

●	Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3 - Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own beliefs about the assumptions that market participants would use in pricing the asset or liability, based on the best information available in the circumstances.

There are no assets and liabilities that are measured and recognized at fair value on a recurring basis as of December 31, 2018.

Research and Development

Research and development expenses are expensed in the statement of operations as incurred in accordance with FASB ASC 730, Research and Development. Research and development expenses include patent and legal fees. NeuBase incurred net research and development expenses of $12,819 from inception to September 30, 2018 and $54,459 in net research and development expenses during the three months ended December 31, 2018.

Share-Based Compensation

NeuBase follows the provisions of ASC 718, “Share-Based Payments” which requires all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values and also allows for nonpublic entities to apply the calculated value method in certain instances. NeuBase uses the Black Scholes pricing model for determining the fair value of stock options and the stock price on the date of issuance to determine the fair value of restricted stock awards. In accordance with ASC 505, equity instruments issued to non-employees for goods or services are accounted for at fair value and are marked to market until service is complete or a performance commitment date is reached, whichever is earlier.

Stock-based compensation expense is recognized in NeuBase’s financial statements on a straight-line basis over the awards’ vesting periods. The stock-based compensation awards generally vest over a period of up to four years.

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Income taxes

Income taxes are recorded in accordance with Accounting Standards Codification Topic 740, Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. NeuBase recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

NeuBase accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, NeuBase recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. NeuBase recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense.

The Tax Cuts and Jobs Act (the “Act”) was enacted on December 22, 2017. The Act reduces the US federal corporate tax rate from 35% to 21%, and among other changes, eliminates net operating loss carrybacks for losses arising in taxable years beginning after December 31, 2017. Further, operating losses arising in tax years after December 31, 2017, are carried forward indefinitely. The Act did not result in any material changes to the financial statements or results of operations.

Recent accounting pronouncements

See Note 3 to NeuBase’s financial statements beginning on page F-B-5 of this joint proxy statement/prospectus for a description of recent accounting pronouncements applicable to NeuBase’s financial statements.

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DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY FOLLOWING THE MERGER

Directors and Executive Officers

Resignation of Current Executive Officers of Ohr

Pursuant to the terms of the Merger Agreement, all of the current executive officers of Ohr will resign as of the closing of the merger other than Sam Backenroth, the current Chief Financial Officer of the Company who will serve as Chief Financial Officer of the combined company.

Directors and Executive Officers of the Combined Company Following the Merger

The Ohr board of directors is currently composed of five directors. Pursuant to the Merger Agreement, all of the current directors of Ohr will resign from the Ohr board of directors effective as of the closing of the merger. Pursuant to the terms of the Merger Agreement, the Ohr board of directors, following the merger, shall consist of five directors designated by NeuBase. It is anticipated that, following the closing of the merger, the Ohr board of directors will include Dr. Dietrich Stephan, President, Chief Executive Officer and a Director of NeuBase and four other persons to be identified by NeuBase prior to the effectiveness of this registration statement, of which this joint proxy statement/prospectus is a part.

Following the merger, the management team of Ohr is expected to be composed of the current management team of NeuBase. The following table lists, as of March 7, 2019, the names, ages and positions of the individuals who are expected to serve as executive officers of Ohr upon completion of the merger:

Name	Age	Titles
Dr. Dietrich Stephan	50	President and Chief Executive Officer

Sam Backenroth	35	Chief Financial Officer

The Ohr board of directors is currently comprised of five directors divided into three staggered classes, each class serving three-year terms. The staggered structure of the Ohr board of directors will remain in place following completion of the merger. At the most recent annual meeting of Ohr’s stockholders held in 2018, Class II directors were elected. As a result, the term of the Class II directors of the combined company will expire upon the election and qualification of successor directors at the annual meeting of stockholders in 2021, with the terms of the Class III directors and Class I directors expiring upon the election and qualification of successor directors at the annual meetings of stockholders to be held in 2019 and 2020, respectively.

The director classes for Ohr are currently as follows:

●	Class I directors: June S. Almenoff, M.D., Ph.D. and Thomas M. Riedhammer, Ph.D.

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●	Class II director: Dr. Jason S. Slakter; and

●	Class III directors: Hon. Michael Ferguson and Orin Hirschman;

Pursuant to the Merger Agreement, each of the directors and officers of Ohr, other than Sam Backenroth, Ohr’s Chief Financial Officer, will resign as of the closing of the merger. In connection with the merger, Pursuant to the terms of the Merger Agreement, all of the directors will be designated by NeuBase. Effective as of the effective time of the merger, it is anticipated that the current Ohr board of directors will appoint Dr. Dietrich Stephan, President, Chief Executive Officer and a Director of NeuBase and four other directors to be designated by NeuBase. It is anticipated that these directors will be appointed to the three staggered director classes of the combined company’s board of directors as follows:

●	Class I directors (expiring in 2021);

●	Class II directors (expiring in 2022); and

●	Class III directors (expiring in 2023);

Dr. Dietrich Stephan will be included in Class II.

The classification of the Ohr board of directors into three classes with staggered three-year terms may delay or prevent a change of management or a change of control of Ohr, or, following the completion of the merger, the combined company.

Committees of the Board of Directors

The Ohr board of directors currently has, and after completion of the merger, the combined company’s board of directors will continue to have, an Audit Committee, a Corporate Governance/Nominating Committee and a Compensation Committee.

Audit Committee

Ohr has an audit committee, which consists entirely of independent directors within the meaning of the enhanced independence standards for audit committee members in the Exchange Act, and the rules thereunder, as incorporated into the Nasdaq listing standards. Ohr’s Audit Committee’s function is to evaluate the adequacy of Ohr’s internal accounting controls, review the scope of the audit by MaloneBailey, LLP. and related matters pertaining to the examination of the financial statements, review the year-end and the quarterly financial statements, review the nature and extent of any non-audit services provided by Ohr’s independent accountants and make recommendations to the Ohr board of directors with respect to the foregoing matters as well as with respect to the appointment of Ohr’s independent accountants. The Ohr board of directors has determined that Dr. Riedhammer, who is an independent director, is the “audit committee financial expert”. Ohr’s Audit Committee had four meetings in fiscal 2018, and each member attended at least 75% of the meetings. The current members of the Ohr’s Audit Committee are Thomas Riedhammer (Chairman), June Almenoff and Orin Hirschman.

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Following completion of the merger, Company will appoint to the Audit Committee three independent directors within the meaning of the enhanced independence standards for audit committee members in the Exchange Act, and the rules thereunder, as incorporated into the Nasdaq listing standards. At least one of the members of the Audit Committee will be an “audit committee financial expert,” as defined in Item 407(d)(5) of the SEC’s Regulation S-K.

Compensation Committee

Ohr’s Compensation Committee is currently comprised of Thomas Riedhammer (Chairman), June Almenoff and Michael Ferguson, each of whom is an independent director for purposes of the Nasdaq listing standards. The Compensation Committee reviews and recommends executive compensation, including changes therein, and administers Ohr’s stock option plans. There was one meeting of the Compensation Committee during fiscal 2018.

Compensation Committee Membership, Interlocks and Insider Participation

Following completion of the merger, the combined company’s Compensation Committee is expected to consist of three members. Each member of the Compensation Committee is expected to be an “outside” director as that term is defined in Section 162(m) of the Code, a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended, and independent within the meaning of the independent director guidelines of Nasdaq and the SEC. None of the proposed executive officers of the combined company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or Compensation Committee following the merger.

Director Compensation

For the fiscal year ended September 30, 2018, NeuBase did not have a director compensation policy in place, and no non-employee director received any compensation for serving on the NeuBase board of directors because there were no such directors. This policy has not changed in 2019. The Chairman of the NeuBase board of directors, Dr. Stephan, is also its President and Chief Executive Officer, and he receives no additional compensation for director service. For further discussion of his compensation, see the section entitled “Related Party Transactions of Directors and Executive Officers of NeuBase—Affiliations with CEO and Principal Stockholder” beginning on page 294 of this joint proxy statement/prospectus.

Following completion of the merger, non-employee directors are expected to receive an annual retainer fee of approximately $25,000 and the initial non-employee directors are expected to receive equity compensation in an amount that represents approximately 1% of the total NeuBase common stock outstanding following the merger. The combined company expects to pay an annual retainer to its directors for committee membership in addition to the cash retainer for director service.

RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS OF OHR

The Ohr board of directors has adopted a written related policy with respect to related person transactions. This policy governs the review, approval or ratification of covered related person transactions. The Audit Committee of the Ohr board of directors manages this policy.

For purposes of this policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which Ohr (or any of its subsidiaries) were, are or will be a participant, and the amount involved exceeds $120,000 and in which any related person had, has or will have a direct or indirect interest. For purposes of determining whether a transaction is a related person transaction, the Audit Committee relies upon Item 404 of Regulation S-K, promulgated under the Exchange Act.

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A “related person” is defined as:

●	Any person who is, or at any time since the beginning of Ohr’s last fiscal year was, one of Ohr’s directors or executive officers or a nominee to become one of Ohr’s directors;

●	any person who is known to be the beneficial owner of more than five percent of any class of Ohr’s voting securities;

●	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the director, executive officer, nominee or more than five percent beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than five percent beneficial owner; or

●	any firm, corporation, or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a ten percent or greater beneficial ownership interest.

The policy generally provides that Ohr may enter into a related person transaction only if:

●	the Audit Committee pre-approves such transaction in accordance with the guidelines set forth in the policy;

●	the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and the Audit Committee (or the chairperson of the Audit Committee) approves or ratifies such transaction in accordance with the guideline set forth in the policy;

●	the transaction is approved by the disinterested members of the Ohr board of directors; and

●	the transaction involves compensation approved by the Compensation Committee of the Ohr board of directors.

In the event a related person transaction is not pre-approved by the Audit Committee and Ohr’s management determines to recommend such related person transaction to the Audit Committee, such transaction must be reviewed by the Audit Committee. After review, the Audit Committee will approve or disapprove such transaction. When Ohr’s Chief Financial Officer in consultation with its Chief Executive Officer, determines that it is not practicable or desirable for Ohr to wait until the next Audit Committee meeting, the chairperson of the Audit Committee possesses delegated authority to act on behalf of the Audit Committee. The Audit Committee (or the chairperson of the Audit Committee) may approve only those related person transactions that are in, or not inconsistent with, Ohr’s best interests and the best interests of Ohr’s stockholders, as the Audit Committee (or the chairperson of the Audit Committee) determines in good faith.

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Ohr’s Audit Committee has determined that certain types of related person transactions are deemed to be pre-approved by Ohr’s Audit Committee. Ohr’s related person transaction policy provides that the following transactions, even if the amount exceeds $120,000 in the aggregate, are considered to be pre-approved by the Ohr’s Audit Committee:

●	any employment of certain named executive officers that would be publicly disclosed;

●	director compensation that would be publicly disclosed;

●	transactions with other companies where the related person’s only relationship is as a director or owner of less than ten percent of said company (other than a general partnership), if the aggregate amount involved does not exceed the greater of $200,000 or five percent of that company’s consolidated gross revenues;

●	transactions where all stockholders receive proportional benefits;

●	transactions involving competitive bids;

●	transactions with a related person involving the rendering of services at rates or charges fixed inconformity with law or governmental authority; and

●	transactions with a related person involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture or similar services.

In addition, Ohr’s Audit Committee will review the policy at least annually and recommend amendments to the policy to the Ohr board of directors from time to time.

The policy provides that all related person transactions will be disclosed to Ohr’s Audit Committee, and all material related person transactions will be disclosed to the Ohr board of directors. Additionally, all related person transactions requiring public disclosure will be properly disclosed, as applicable, on Ohr’s various public filings.

Ohr’s Audit Committee will review all relevant information available to it about the related person transaction. The policy provides that the Audit Committee may approve or ratify the related person transaction only if Ohr’s Audit Committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, Ohr’s best interests. The policy provides that Ohr’s Audit Committee may, in its sole discretion, impose such conditions as it deems appropriate on Ohr or the related person in connection with approval of the related person transaction.

Interest of Management in Certain Transactions

In May 2014, Ohr acquired certain assets of SKS Ocular 1, LLC (and affiliates; collectively referred to as “SKS”), which is a related party of Dr. Slakter, currently a director of Ohr and its Chief Executive Officer. In consideration thereof, Ohr paid $3.5 million in cash and 1,194,862 shares of Ohr common stock. Dr. Slakter was not a director of Ohr at the time of the transaction. In the acquisition, Ohr entered into a consulting agreement with Dr. Slakter, and agreed to appoint a designee of SKS as a director of Ohr. Ohr was obliged to grant to SKS Ocular up to an aggregate of 1,493,577 shares of the common stock upon reaching certain milestones. In December 2015, milestone 1 was achieved, and in May 2016, milestone 2 was achieved, resulting in the issuance of 995,718 shares of Ohr common stock to SKS Ocular 1 LLC. Milestone 3 was not achieved.

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During the Mako trial, Ohr’s CRO running its phase 3 trial had contracted with Jason S. Slakter, M.D., P.C., d/b/a Digital Angiography Reading Center (“DARC”), a well-known digital reading center, which is owned by Dr. Jason Slakter, Ohr’s CEO, pursuant to Ohr’s related party transactions policy, with the review and approval of the Audit Committee, to provide digital reading and imaging services in connection with the Phase 3 MAKO study. Ohr indirectly paid $899,001 in fiscal 2018, and $55,398 in fiscal 2017 to Digital Angiography Reading Center, an affiliate of Dr. Slakter, for services rendered to Ohr.

RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS OF NEUBASE

Affiliations with CEO and Principal Stockholder

Dr. Dietrich Stephan is an executive officer of NeuBase, a member of the NeuBase board of directors and, in his individual capacity, a holder of more than 5% of NeuBase’s outstanding capital stock.

Dr. Stephan Employment Agreement

NeuBase entered into an employment agreement with Dr. Stephan as its Chief Executive Officer effective August 28, 2018 (“Stephan Employment Agreement”). Dr. Stephan’s annual base salary is $75,000. If NeuBase issues and sells shares of its preferred or common stock in one or a series of transactions for aggregate proceeds of at least $4,000,000 (excluding all proceeds realized from the conversion or cancellation of debt in exchange for the issuance of such stock) (“Qualified Financing”), Dr. Stephan’s annual base salary shall be increased to $450,000, and NeuBase shall pay Dr. Stephan an additional $2,000 per month for his supplemental life and disability insurance policies. Dr. Stephan’s annual base salary is subject to increase or decrease by NeuBase’s board of directors or a committee duly appointed by the board.

On or about December 28, 2018, NeuBase paid Dr. Stephan a bonus of $25,000. Upon the consummation of a Qualified Financing, Dr. Stephan will be eligible for a bonus of $150,000 (“Bonus”), which may be modified from time to time in the discretion of NeuBase’s board of directors, and will additionally be eligible for an annual bonus of $150,000 (“Annual Bonus”) based on the attainment of individual and NeuBase performance objectives as may be set by NeuBase’s board of directors.

Under the Stephan Employment Agreement, on December 31, 2018, Dr. Stephan was granted a stock option to purchase 3,250,000 shares of NeuBase’s common stock at an exercise price of $0.001 per share, whereby one forty-eighth (1/48th) of the shares subject to the option vest monthly commencing August 28, 2018 subject to Dr. Stephan’s continued employment with NeuBase. In the event of a change in control, 100% of the unvested shares subject to the option shall vest and become immediately exercisable.

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Dr. Stephan’s employment with NeuBase is at-will, meaning either NeuBase or Dr. Stephan may terminate the employment relationship at any time, with or without cause. If NeuBase terminates Dr. Stephan’s employment without “cause” and not on account of his “disability” or Dr. Stephan resigns his employment for “good reason” (as such terms are defined in the Stephan Employment Agreement), then, so long as Dr. Stephan complies with certain obligations, including execution and delivery of a general release within a specified period of time, NeuBase will pay Dr. Stephan: (1) his base salary as of the termination date for 12 months following the termination date; and (2) subject to the discretion of NeuBase’s board of directors, a pro-rata Bonus or Annual Bonus for the year in which the termination occurs, calculated based on the product of the Dr. Stephan’s target Bonus or Annual Bonus times a fraction, the numerator of which is the number of days during the year of termination in which Dr. Stephan was employed and the denominator of which is 365. In addition, 100% of the unvested shares subject to his stock option vest.

Dr. Stephan is also a party to a confidential information, invention assignment and arbitration agreement with NeuBase, pursuant to which Dr. Stephan has made confidentiality, assignment of intellectual property, nonsoliciation and noncompetition covenants in favor of NeuBase. Any severance payments that become payable under his employment agreement are conditioned on his compliance with these covenants.

Dr. Stephan Indemnification Agreement

In August 2018, NeuBase entered into an indemnification agreement with Dr. Dietrich Stephan, which provides for the advancement of expenses under certain conditions and requires NeuBase to indemnify Dr. Stephan in connection with his role as an executive officer and director of NeuBase to the fullest extent permitted by the DGCL.

Dr. Stephan Restricted Stock Purchase Agreement; Option Grant

Dr. Stephan, who is an executive officer of NeuBase and a member of the NeuBase board of directors, is a party to that certain Restricted Stock Purchase Agreement made as of September 6, 2018, pursuant to which Dr. Stephan purchased 2,500,000 shares of NeuBase common stock at a purchase price of $0.00001 per share for a total purchase price of $25.00. As of the date of issuance of the shares to Dr. Dietrich, 25% were fully vested and the remaining 75% are scheduled to vest on an equal monthly basis over 36 months, provided that the vesting of the shares will vest in full upon the closing of the merger.

Dr. Stephan was also granted a stock option to purchase 3,250,000 shares of NeuBase common stock with an exercise price of $0.001 per share. Beginning on August 28, 2018, this stock option began to vest on an equal monthly basis over a 48-month period. Upon completion of the merger, however, this stock option will fully vest, and Dr. Stephan will be entitled to exercise his option to purchase a number of shares adjusted for the exchange ratio of the combined company’s stock at an exercise price adjusted for the exchange ratio pursuant to the Merger Agreement.

Agreement with LifeX Labs LLC

From inception through the period ended September 30, 2018, NeuBase utilized the services of LifeX Labs LLC. These services included accounting consultation and office space rental. This agreement was terminated on January 8, 2019. Dietrich Stephan, NeuBase’s CEO, was on the board and acting as CEO of LifeX Labs LLC until December 28, 2018, when he resigned all positions within LifeX. During the period ended September 30, 2018 and the three months ended December 31, 2018, LifeX Labs was paid $1,575 and $4,520, respectively, by NeuBase.

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NeuBase 2018 Equity Incentive Plan

NeuBase’s board of directors adopted the NeuBase Therapeutics, Inc. 2018 Equity Incentive Plan (the “NeuBase 2018 Plan”) on August 28, 2018, and the NeuBase stockholders also approved the NeuBase 2018 Plan on August 28, 2018. Pursuant to the Merger Agreement, at the effective time of the merger, each outstanding and unexercised option to purchase shares of NeuBase common stock issued under the NeuBase 2018 Plan will be assumed by Ohr, and become an option to purchase that number of shares of Ohr common stock equal to the product obtained by multiplying (i) the number of shares of NeuBase common stock that were subject to such option immediately prior to the effective time of the merger by (ii) the exchange ratio, rounded down to the nearest whole share. The per share exercise price for shares of Ohr common stock issuable upon exercise of each NeuBase option assumed by Ohr shall be determined by dividing (a) the per share exercise price of NeuBase common stock subject to such NeuBase option, as in effect immediately prior to the effective time of the merger, by (b) the exchange ratio, rounded up to the nearest whole cent. In December 2018, the NeuBase board of directors reduced the number of shares of NeuBase common stock available under the NeuBase 2018 Plan to 3,275,000 shares, all of which, as of March 1. 2019, remained outstanding under the NeuBase 2018 Plan. Following the effective time of the merger, the combined company intends to terminate the NeuBase 2018 Plan. Notwithstanding the foregoing, the NeuBase 2018 Plan will continue to govern outstanding awards granted thereunder.

The following is only a summary of the material terms of the NeuBase 2018 Plan, is not a complete description of all provisions of the NeuBase 2018 Plan and should be read in conjunction with the NeuBase 2018 Plan, which is filed as an exhibit to the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part.

Purpose. The purpose of the NeuBase 2018 Plan is to help NeuBase secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for NeuBase’s success and the success of its affiliates and provide a means by which the eligible recipients may benefit from increases in value of NeuBase common stock.

Plan Administration. The NeuBase 2018 Plan is administered by NeuBase’s board of directors, although NeuBase’s board of directors may delegate administration of the NeuBase 2018 Plan to a committee of one or more directors. In connection with administering the NeuBase 2018 Plan, NeuBase’s board of directors has the responsibility for determining, among other things, the recipient of each award, when and how each award will be granted, what type of stock award will be granted, the provisions of each award, the number of shares of NeuBase common stock subject to an award and the fair market value of each award.

Types of Awards. The NeuBase 2018 Plan provides that NeuBase’s board of directors may grant stock options, stock appreciation rights, restricted stock awards and restricted stock unit awards to participants under the NeuBase 2018 Plan.

Authorized Shares. A total of 3,275,000 shares of NeuBase common stock have been reserved for issuance pursuant to the NeuBase 2018 Plan. The shares of NeuBase common stock deliverable pursuant to awards under the NeuBase 2018 Plan will be authorized but unissued shares of NeuBase common stock. Any shares of NeuBase common stock subject to awards that expire or otherwise terminate without all of the shares subject to the award being issued, are settled in cash or are forfeited or repurchased by NeuBase for failure to meet a contingency or condition required for such shares to vest will again be available for issuance under the NeuBase 2018 Plan. In addition, shares of NeuBase common stock that are reacquired (or not issued) in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of the stock award will again be available for issuance under the NeuBase 2018 Plan.

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Eligibility. NeuBase’s board of directors will select participants from among its employees, directors and consultants.

Stock Options and Stock Appreciation Rights. The exercise price of stock options and strike price of stock appreciation rights granted under the NeuBase 2018 Plan must not be less than 100% of the fair market value of NeuBase common stock on the grant date, subject to certain exceptions as set forth in the NeuBase 2018 Plan. The term of a stock option or stock appreciation rights may not exceed ten years. An ISO may only be granted to NeuBase’s employees or employees of certain of its affiliates, including officers who are employees. An ISO granted to an employee who owns more than 10% of the combined voting power of all of NeuBase’s classes of stock or that of its affiliates must have an exercise price of at least 110% of the fair market value of NeuBase common stock on the grant date, and the term of the ISO may not exceed five years from the grant date. To the extent that the aggregate fair market value of shares of NeuBase common stock with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, such excess stock options will be treated as Non-ISOs. The methods of payment of the exercise price of a stock option may include, among other things, cash, other shares (subject to certain conditions), “net exercise” (for Non-ISOs), cashless exercise, deferred payment or similar arrangements, as well as other forms of legal consideration that may be acceptable to NeuBase’s board of directors and specified in the applicable stock option award agreement. To exercise any outstanding stock appreciation right, the participant must provide written notice of exercise to NeuBase. The appreciation distribution payable on the exercise of a stock appreciation right may be paid in NeuBase common stock, cash, a combination of NeuBase common stock and cash or in any other form of consideration determined by NeuBase’s board of directors and contained in the award agreement. NeuBase’s board of directors may establish and set forth in the applicable stock option award agreement or other agreement the terms and conditions on which a stock option or stock appreciation right will remain exercisable, if at all, following termination of a participant’s service. Unless an award agreement provides otherwise: (1) if termination is due to death, the stock option or stock appreciation right will remain exercisable for 6 months after such termination of service; (2) if termination is due to disability, the stock option or stock appreciation right will remain exercisable for 6 months after such termination of service; and (3) if the termination is due to reasons other than for death or disability, the stock option or stock appreciation right generally will remain exercisable for thirty days following termination of service. If a participant is not entitled to exercise a stock option or stock appreciation right at the date of termination of service, or if the participant does not exercise the stock option or stock appreciation right to the extent so entitled within the time specified in the applicable stock option award agreement or other agreement or in the NeuBase 2018 Plan, the stock option or stock appreciation right will terminate and the shares of NeuBase common stock underlying the unexercised portion of the stock option or stock appreciation right will revert to the NeuBase 2018 Plan and become available for future awards.

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Restricted Stock Awards. Each restricted stock award agreement will be in the form and contain such terms and conditions as NeuBase’s board of directors deems appropriate. At NeuBase’s board of directors’ election, shares of NeuBase common stock may be (1) held in book entry form until any restrictions relating to the restricted stock award lapse or (2) evidenced by a certificate that is held in a form and manner determined by NeuBase’s board of directors. The methods of payment of consideration for a restricted stock award may include any form of legal consideration that may be acceptable to NeuBase’s board of directors and permissible under applicable law including the provision of services. Shares of NeuBase common stock awarded under a restricted stock award agreement may be subject to forfeiture in accordance with a vesting schedule. Following termination of a participant’s service, NeuBase may receive through a forfeiture condition or repurchase right, any or all of the shares of NeuBase common stock held by the participant as of the date of termination under the terms of the restricted stock award agreement. Dividends paid on restricted NeuBase common stock may be subject to the same vesting and forfeiture restrictions that apply to the shares of NeuBase common stock under the restricted stock award.

Restricted Stock Unit Awards. Each restricted stock unit award agreement will be in the form and contain such terms and conditions as NeuBase’s board of directors deems appropriate. Payment for each share of NeuBase common stock subject to a restricted stock unit award may be in any form of legal consideration that may be acceptable to NeuBase’s board of directors and permissible under applicable law including the provision of services. NeuBase’s board of directors may, in its sole discretion, impose restrictions on or conditions to the vesting of a restricted stock unit award. Each restricted stock unit award may be settled by delivery of NeuBase common stock, the cash value of NeuBase common stock, a combination of NeuBase common stock and cash or in any other form of consideration determined by NeuBase’s board of directors and contained in the award agreement. NeuBase’s board of directors may, at the time of grant, impose restrictions or conditions on a restricted stock unit award that delay the delivery of NeuBase common stock subject to such restricted stock unit award to a time after such restricted stock unit award vests. Unless an award agreement provides otherwise, any unvested portion of a restricted stock unit award will be forfeited upon a participant’s termination of service.

Taxes. Prior to the delivery of cash or shares in settlement or exercise of any award, NeuBase may withhold and/or require the holder to remit to NeuBase amount sufficient to satisfy all taxes required to be withheld under applicable laws.

Non-Transferability of Awards. Unless NeuBase’s board of directors provides otherwise in an award agreement, or unless transferred pursuant to a will or by the laws of descent and distribution, the NeuBase 2018 Plan generally does not allow for the transfer of awards and only the participant who is granted an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in NeuBase’s capitalization, such as any dividend or other distribution (whether in the form of cash, NeuBase common stock, other securities or other property), stock splits, reverse stock splits, combinations, recapitalizations or reorganizations with respect to NeuBase common stock, or mergers, consolidations, changes in organization form or other increases or decreases in the number of issued shares of NeuBase common stock effected without receipt or payment of consideration by NeuBase, NeuBase’s board of directors will proportionally adjust the number and price of shares covered by each outstanding award and the total number of shares authorized for issuance under the NeuBase 2018 Plan. Unless NeuBase’s board of directors provides otherwise in an award agreement, in the event of any proposed dissolution or liquidation of NeuBase, other than as part of a corporate transaction, NeuBase will notify each participant as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed corporate transaction.

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Corporate Transaction. In the event of a corporate transaction involving NeuBase, NeuBase’s board of directors has the discretion to take one or more of the following actions with respect to any or all awards: (1) arrange for the surviving company or acquiring company to assume or continue the stock awards or substitute a substantially equivalent stock award; (2) upon to notice to the holder, provide for the termination of such holder’s awards upon or immediately prior to the transaction; (3) accelerate the vesting, in whole or in part, of the stock awards (and, if applicable, the time at which the stock awards may be exercised) to a date prior to the effective time of such corporate transaction as NeuBase’s board of directors will determine at or prior to the effective time of the corporate transaction; (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by NeuBase with respect to the stock awards; (5) cancel or arrange for the cancellation of the stock award in exchange for a payment cash and/or property equal to the excess, if any, of (A) the amount the participant would have received upon the exercise or settlement of the stock award immediately prior to the effective time of the corporate transaction, over (B) any exercise or strike price payable by such holder in connection with such exercise (and if as of the date of the occurrence of the corporate transaction NeuBase’s board of directors determines in good faith that no amount would have been attained upon the exercise or settlement of such award, then such award may be terminated without payment); (6) the replacement of such award with other rights or property selected NeuBase’s board of directors in its sole discretion; or (7) any combination of the above. NeuBase’s board of directors is not required to take the same action or actions with respect to all awards granted under the NeuBase 2018 Plan, or portions thereof, or with respect to all participants, and may take any of the different actions described above with respect to the vested and unvested portions of any award. In the event that a successor corporation does not assume or substitute for the award, the award shall become fully vested (with any performance-based vesting deemed attained at 100% of target levels and other terms and conditions met). A corporate transaction means, (i) a merger, following which NeuBase is not the surviving company, (ii) any one person or more than one person acting as group acquires ownership of stock of NeuBase that, together with any NeuBase stock held by such person(s), constitutes more than 50% of the voting power of NeuBase stock, except that any change in the ownership of the stock of NeuBase as a result of a private financing of NeuBase that is approved by its board of directors; (iii) if NeuBase has a class of securities registered pursuant to Section 12 of the Exchange Act, a majority of members of NeuBase’s board of directors is replaced during any twelve month period by directors who appointment or election is not endorsed by a majority of members of NeuBase’s board of directors prior to the date of appointment or election; or (iv) any person acquires within any twelve month period assets of NeuBase having a total gross fair market value of at least 50% of the total fair market value of NeuBase’s assets.

Amendment; Termination. The NeuBase 2018 Plan may be amended or terminated by NeuBase’s board of directors as it deems advisable; however, stockholder approval is required for any change that that (1) materially increases the number of shares of NeuBase common stock available for issuance under the NeuBase 2018 Plan, or (2) materially expands the class of individuals eligible to receive Stock Awards under the NeuBase 2018 Plan. The NeuBase 2018 Plan will terminate on July 8, 2026, if not sooner terminated by NeuBase’s board of directors.

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Dr. Stephan Support Agreement

In connection with the merger and in accordance with the terms of the Merger Agreement, NeuBase has also entered into a Support Agreement with Dr. Stephan. For a description of the Support Agreement, see the section entitled “Agreements Related to the Merger – Support Agreements – NeuBase Support Agreements” beginning on page 206 of this joint proxy statement/prospectus.

Policy for Approval of Related Person Transactions

While NeuBase does not have a formal written policy or procedure for the review, approval or ratification of related party transactions, the NeuBase board of directors reviews and considers the interests of its directors, executive officers and principal stockholders in its review and consideration of transactions.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following information does not give effect to the Ohr Reverse Stock Split described in Ohr Proposal No. 2. The following information does give effect to the one-for-twenty reverse stock split of Ohr common stock on February 4, 2019.

The following unaudited pro forma condensed combined financial information was prepared under United States generally accepted accounting principles (“U.S. GAAP”), and gives effect to the transaction between Ohr Pharmaceutical, Inc. (“Ohr”), Ohr Acquisition Corp. (“Merger Sub”) and NeuBase Therapeutics, Inc. (“NeuBase”) to be accounted for as a reverse acquisition under U.S. GAAP (the “Merger”). In addition, the pro forma condensed combined financial information gives effect to the proposed issuance of 5,202,879 shares of common stock, $0.00001 par value per share (the “NeuBase common stock”) of NeuBase pursuant to the irrevocable commitment letters entered into with certain accredited investors (the “Investors”) pursuant to which, among other things, the Investors irrevocably committed to purchase shares of NeuBase common stock immediately prior to the Merger in a private placement transaction for an aggregate purchase price of approximately $8.40 million (the “NeuBase Equity Financing”) and 598,472 shares of NeuBase common stock issuable upon conversion of the NeuBase Convertible Notes issued by NeuBase to certain accredited investors between January 21, 2019, and February 4, 2019, in the aggregate principal amount of $600,000 (the “NeuBase Debt Financing” and collectively with the NeuBase Equity Financing, the “Financings”). The closing of the Financings will occur immediately prior to the closing of the Merger and is contingent upon the satisfaction or waiver of all conditions precedent to the closing of the Merger.

The Merger is accounted for as a reverse acquisition under U.S. GAAP, with NeuBase being deemed the acquiring company for accounting purposes. NeuBase was determined to be the accounting acquirer based upon the terms of the Merger and other factors including: (i) NeuBase stockholders and other persons holding securities convertible, exercisable or exchangeable directly or indirectly for NeuBase common stock are expected to own approximately 85% of Ohr immediately following the effective time of the Merger, (ii) NeuBase will hold all five board seats of the combined company and (iii) NeuBase’s management will hold all key positions in the management of the combined company.

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 The following unaudited pro forma condensed combined financial statements are based on NeuBase’s historical financial statements and Ohr’s historical financial statements, as adjusted, to give effect to NeuBase’s reverse acquisition of Ohr. The unaudited pro forma condensed combined statements of operations for the three months ended December 31, 2018 and for the year ended September 30, 2018, give effect to these transactions as if they had occurred on October 1, 2017. The unaudited pro forma condensed combined balance sheet as of December 31, 2018, gives effect to these transactions as if they had occurred on December 31, 2018.

To consummate the Merger, Ohr’s stockholders must (i) adopt the Merger Agreement and thereby approve the transactions contemplated thereby, including the merger and the issuance of shares of common stock, par value $0.0001 per share (the “Ohr common stock”) of Ohr to NeuBase’s stockholders pursuant to the terms of the Merger Agreement, (ii) approve an amendment of Ohr’s Certificate of Incorporation to effect a reverse stock split prior to the effective time of the merger contemplated by the Merger Agreement at a ratio of not less than one-for-two and not more than one-for-fifteen, with the exact ratio to be determined by mutual agreement between the Ohr board of directors and the NeuBase board of directors and approved by the Ohr board of directors (the “Ohr Reverse Stock Split”) and (iii) approve an amendment and restatement of Ohr’s Certificate of Incorporation. Pursuant to the terms of the Merger Agreement, at the closing of the Merger, each outstanding share of NeuBase common stock will be converted into the right to receive shares of Ohr common stock (subject to the payment of cash in lieu of fractional shares and after giving effect to the Ohr Reverse Stock Split). These unaudited pro forma condensed combined financial statements have been retroactively restated to reflect the impact of the proposed Ohr Reverse Stock Split.

Because NeuBase will be treated as the acquirer under the reverse acquisition, NeuBase will record the assets acquired and liabilities assumed of Ohr in the merger at their fair values as of the acquisition date.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The application of reverse acquisition accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final reverse acquisition accounting, expected to be completed after the closing of the transaction, will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined organization’s future results of operations and financial position.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is preliminary and has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Ohr and NeuBase been a combined organization during the specified periods. The actual results reported in periods following the transaction may differ significantly from those reflected in the pro forma condensed combined financial information presented herein for a number of reasons, including, but not limited to, differences between the assumptions used to prepare this pro forma condensed combined financial information.

The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial statements are described in the accompanying notes, which should be read together with the pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with Ohr’s and Neubase’s historical audited financial statements for the year ended September 30, 2018 and the period from August 28, 2018 (inception) to September, 30, 2018, respectively, and the unaudited financial statements for the three months ended December 31, 2018, included elsewhere in this joint proxy/prospectus.

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Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2018

	NeuBase	Ohr	Pro Forma Adjustments	Note 4	Pro Forma Combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$137,190	$3,110,441	$8,271,402	(b)	$11,519,033
			600,000	(c)	600,000
			10	(k)	10
Prepaid expenses and other current assets	—	103,269	—		103,269
Total Current Assets	137,190	3,213,710	8,871,412		12,222,312

EQUIPMENT, net	—	13,421	—		13,421

OTHER ASSETS
Intangible assets, net	1,488,301	7,446,891	(1,704,167)	(e)	7,231,025

Total assets	$1,625,491	$10,674,022	$7,167,245		$19,466,758

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$164,667	$597,152	$75,000	(d)	$836,819
			1,975,000	(g)	1,975,000
Contingent Consideration	163,356	—	(163,356)	(k)	—
Warrant liability, at fair value	—	—	116,551	(h)	116,551
Total Current liabilities	328,023	597,152	2,003,195		2,928,370

LONG-TERM LIABILITIES
Convertible Note Payable	250,000	—	(250,000)	(f)	—
Total Long-term liabilities	250,000	—	(250,000)		—

TOTAL LIABILITIES	578,023	597,152	1,753,195		2,928,370

STOCK HOLDERS' EQUITY
Common Stock	56	283	1,259	(a)	1,598
			(283)	(e)	(283)
			10	(k)	10
Treasury Stock	(14)	—	14	(a)	—
Additional paid-in-capital	1,769,050	132,299,718	(1,273)	(a)	134,067,495
			8,271,402	(b)	8,271,402
			600,000	(c)	600,000
			(125,421,265)	(e)	(125,421,265)
			250,000	(f)	250,000
			(116,551)	(h)	(116,551)
			212,631	(i)	212,631
			4,844,776	(j)	4,844,776
			163,356	(k)	163,356
Accumulated deficit	(721,624)	(122,223,131)	(75,000)	(d)	(123,019,755)
			123,717,381	(e)	123,717,381
			(1,975,000)	(g)	(1,975,000)
			(212,631)	(i)	(212,631)
			(4,844,776)	(j)	(4,844,776)
Total stockholders' equity	1,047,468	10,076,870	5,414,050		16,538,388
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	1,625,491	10,674,022	7,167,245		19,466,758

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Unaudited Pro Forma Condensed Combined Statement of Operations

For the Three Months Ended December 31, 2018

			Pro Forma		Pro Forma
	NeuBase	Ohr	Adjustments	Note 4	Combined
OPERATING EXPENSES
Research and development	$54,459	$58,021	$—		$112,480
General and administrative	620,692	680,995	4,844,776	(j)	6,146,463
Depreciation and amortization	—	167,370	—		167,370
OPERATING EXPENSES	675,151	906,386	4,844,776	(j)	6,426,313

OPERATING LOSS	(675,151)	(906,386)	(4,844,776)		(6,426,313)

OTHER INCOME (EXPENSE)
Interest income (expense), net	(4,521)	8,762	—		4,241

Total other (expense)/income	(4,521)	8,762	—		4,241

NET LOSS	(679,672)	(897,624)	(4,844,776)	(j)	(6,422,072)

BASIC AND DILUTED LOSS PER SHARE	$(0.13)	$(0.32)			$(0.41)

WEIGHTED AVERAGE SHARES OUTSTANDING:
BASIC AND DILUTED	5,216,467	2,829,248	12,694,971	(l)	15,524,219

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Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended September 30, 2018

			Pro Forma		Pro Forma
	NeuBase	Ohr	Adjustments	Note 4	Combined
OPERATING EXPENSES
Research and development	$12,819	$4,319,165	—		$4,331,984
General and administrative	28,393	3,634,474	—		3,662,867
Depreciation and amortization	—	1,124,569	—		1,124,569
Loss on Impairment of Goodwill	—	740,912	—		740,912
Loss on Impairment of intangible asset	—	5,313,640	—		5,313,640
Gain on settlement of liabilities	—	(1,228,805)	—		(1,228,805)
TOTAL OPERATING EXPENSES	41,212	13,903,955	—		13,945,167

OPERATING LOSS	(41,212)	(13,903,955)	—		(13,945,167)

OTHER INCOME (EXPENSE)
Other income (expense)	—	592,584	—		592,584
Interest income (net)	(740)	74,471	—		73,731

Total other (expense)/income	(740)	667,055	—		666,315

NET LOSS	(41,952)	(13,236,900)	—		(13,278,852)

BASIC AND DILUTED LOSS PER SHARE	$(0.01)	$(4.69)			$(0.86)

WEIGHTED AVERAGE SHARES OUTSTANDING:
BASIC AND DILUTED	4,120,000	2,819,994	12,694,971	(l)	15,514,965

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Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 1 - Description of Transaction and Basis of Presentation

Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of SEC Regulation S-X and presents the pro forma financial position and results of operations of the combined companies based upon the historical data of Ohr and NeuBase.

The historical financial statements of Ohr and NeuBase have been adjusted in the unaudited proforma condensed combined financial statements to give pro forma effect to events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results of operations of the combined company.

The unaudited pro forma condensed combined statements of operations for the three months ended December 31, 2018, and the year ended September 30, 2018, give effect to these transactions as if they had occurred on October 1, 2017. The unaudited pro forma condensed combined balance sheet as of December 31, 2018, gives effect to these transactions as if they had occurred on December 31, 2018.

The pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had the merger occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Description of the Transaction

On January 3, 2019, Ohr, Merger Sub, and NeuBase, entered into the Merger Agreement, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into NeuBase with NeuBase continuing as a wholly owned subsidiary of Ohr and the surviving corporation of the Merger. The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, each share of NeuBase common stock will be converted into the right to receive approximately 1.019055643 shares of common stock of Ohr common stock, subject to adjustment to account for the proposed Ohr Reverse Stock Split to be implemented prior to the consummation of the merger, and the final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement. Ohr will assume all outstanding and unexercised options and warrants to purchase shares of NeuBase common stock, and they will be converted into options and warrants to purchase shares of Ohr common stock. Ohr’s stockholders will continue to own and hold their existing shares of Ohr common stock, and certain of the options and all of the warrants to purchase shares of Ohr common stock will otherwise remain in effect pursuant to their terms. In connection with the merger, NeuBase has entered into financing agreements which will result in gross proceeds to NeuBase of $9.0 million consisting of (i) the NeuBase Equity Financing and (ii) the NeuBase Debt Financing. The 2019 Convertible Notes are automatically convertible into NeuBase common stock immediately following the closing of the NeuBase Equity Financing at a conversion price equal to 90% of the purchase price per share of the NeuBase common stock issued in the NeuBase Equity Financing. The initial exchange ratio in the Merger Agreement was based on Ohr having minimum cash of $1.0 million at the closing of the merger and NeuBase receiving minimum proceeds of $4.0 million in the NeuBase Financing; and if such amounts were achieved, the current stockholders, option holders, warrant holders and note holders of NeuBase were expected to own, or hold rights to acquire, approximately 80% (the “Original NeuBase Allocation Percentage”) of the fully-diluted common stock of Ohr, which for these purposes is defined as the outstanding Ohr common stock, plus “in the money” options and warrants of Ohr, assuming that all “in the money” options and warrants of Ohr outstanding immediately prior to the merger are exercised immediately prior to the closing of the merger (the “Fully-Diluted Common Stock of Ohr”), and Ohr’s current stockholders, option holders and warrant holders expected to own, or hold rights to acquire, approximately 20% (the “Original Ohr Allocation Percentage”) of the Fully-Diluted Common Stock of Ohr. The Merger Agreement provides that the Original NeuBase Allocation Percentage will be increased by 0.1% for every $100,000 that the proceeds from the NeuBase Financings exceed $4.0 million, and the Original Ohr Allocation Percentage will be decreased by 0.1% for every $100,000 that the proceeds from the NeuBase Financings exceed $4.0 million. As a result of the NeuBase Financings resulting in proceeds of $9.0 million, it is expected that immediately after the merger, and after giving effect to the NeuBase Financings, current stockholders, option holders, warrant holders and note holders of NeuBase are expected to own, or hold rights to acquire, approximately 85% of the Fully-Diluted Common Stock of Ohr, with Ohr’s current stockholders, option holders and warrant holders expected to own, or hold rights to acquire, approximately 15% of the Fully-Diluted Common Stock of Ohr.

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The consummation of the proposed merger with NeuBase is subject to a number of closing conditions, including the approval by Ohr’s stockholders, approval by the Nasdaq Capital Market (“Nasdaq”) of Ohr’s application for initial listing of Ohr common stock in connection with the Merger, a minimum amount of financing into NeuBase, and other customary closing conditions.

The Merger will be accounted for as a business combination using the acquisition method of accounting under the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations (which we refer to as “ASC 805”). The Merger will be accounted for as a reverse acquisition with NeuBase being deemed the acquiring company for accounting purposes. Under ASC 805, NeuBase, as the accounting acquirer, will record the assets acquired and liabilities assumed of Ohr in the merger at their fair values as of the acquisition date.

Note 2 - Preliminary Purchase Price

Pursuant to the Merger Agreement, at the closing of the merger, Ohr expects to issue to current NeuBase stockholders, option holders, warrant holders and note holders of NeuBase a number of shares of Ohr common stock representing approximately 85.0% of the Fully-Diluted Common Stock of Ohr. The estimated preliminary purchase price, which represents the consideration transferred to Ohr stockholders in the Merger, is calculated based on the fair value of the common stock of the combined company that Ohr stockholders will own as of the closing date of the transaction because, with no active trading market for shares of NeuBase common stock, fair value of the Ohr common stock represents a more reliable measure of the fair value of consideration transferred in the merger. Accordingly, the accompanying unaudited pro forma condensed combined financial information reflects an estimated purchase price of approximately $6.8 million, which consists of the following:

Estimated number of shares of the combined company to be owned by Ohr stockholders	2,829,248
Multiplied by the fair value per share of Ohr common stock(1)	$2.39
Estimated Purchase Price	$6,761,902

(1)	The estimated purchase price was based on the closing price of Ohr’s common stock as reported on Nasdaq on March 1, 2019. The requirement to base the final purchase price on the number of shares of and fair market value of Ohr common stock outstanding immediately prior to the closing of the Merger could result in a purchase price different from that assumed in this unaudited pro forma condensed combined financial information, and that difference may be material. Therefore, the estimated consideration expected to be transferred reflected in this unaudited pro forma condensed combined financial information does not purport to represent what the actual consideration transferred will be when the Merger is completed. The actual purchase price will fluctuate until the closing date of the merger, and the final valuation of the purchase consideration could differ significantly from the current estimate.

The following table illustrates the effect of a change in Ohr’s common stock price on the estimated total purchase price in the Merger:

	Ohr	Estimated
Change in Stock Price	Stock Price	Purchase Price
Increase of 20%	$2.87	$8,114,283
Increase of 10%	$2.63	$7,438,093
Decrease of 10%	$2.15	$6,085,712
Decrease of 20%	$1.91	$5,409,522

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Under the acquisition method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of Ohr based on their estimated fair values as of the merger closing date. Because the estimated consideration to be paid by NeuBase in the merger is less than the estimated fair values of Ohr’s net assets acquired, an estimated impairment of the Ohr intangible assets equal to the difference has been reflected in the unaudited pro forma condensed combined balance sheet. The impairment of $1.7 million determined for the purpose of this unaudited pro forma condensed combined financial information has been calculated using a preliminary estimate of the fair value of the net assets of Ohr as of December 31, 2018. The final determination of whether an impairment of Ohr’s intangible assets exists and the amount of such impairment, if any, will be based on (1) the final determination of the fair values of the net assets of Ohr acquired on the closing date of the merger and (2) the fair value of purchase consideration on the closing date of the merger, both of which may be materially different from the amounts as of December 31, 2018. In addition, management believes that the net assets of Ohr will decline prior to the close of the merger, which could result in an increased impairment of the intangible assets.

The preliminary allocation of the preliminary estimated purchase price to the acquired assets and liabilities assumed of Ohr, based on their estimated fair values as of December 31, 2018, is as follows:

	Estimated Pro Forma Fair Value Based on Historical Balance Sheet of Ohr at December 31, 2018	Pro Forma Adjustment to Record Ohr Transaction Costs	Purchase Price Allocation Pro Forma
Cash and cash equivalents	$3,110,441	—	$3,110,441
Prepaid expense and other current assets	103,269	—	103,269
Property and Equipment	13,421	—	13,421
Intangible assets, net	7,446,891	—	7,446,891
Warrant Liability	—	(116,551)	(116,551)
Accounts payable and accrued expenses	(597,152)	$(1,494,250)	(2,091,402)
Net assets acquired, excluding reduction in fair value of intangible assets	10,076,870	(1,610,801)	8,466,069
Total Consideration			$6,761,902
Change in fair value of intangible assets			$(1,704,167)

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the condensed combined pro forma balance sheet and statement of operations. The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed and will be completed as soon as practicable after the closing of the merger. Accordingly, the pro forma adjustments reflected in the unaudited pro forma condensed combined financial information are preliminary and based on estimates, subject to further revision as additional information becomes available and additional analyses are performed. Using the estimated total consideration for the merger, management has preliminarily allocated such consideration to the assets acquired and liabilities assumed of Ohr in the merger, based on a preliminary valuation analysis and purchase price allocation. The final purchase price allocation will be determined when management of the combined company has determined the final consideration paid in the merger and completed the detailed valuations and other studies and necessary calculations. The final purchase price allocation could differ materially from the preliminary purchase price allocation used to prepare the pro forma adjustments and the unaudited pro forma condensed combined balance sheet. The final purchase price allocation may result in (i) changes in the identification and allocations to intangible assets (ii) other changes to assets and liabilities and (iii) changes to the fair value of the purchase consideration in the merger. Such changes could also result in a deferred tax liability associated with the preliminary fair value adjustments for any acquired assets, liabilities and identifiable intangible assets which may not be fully offset with pre-existing deferred tax assets.

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In addition, differences between the preliminary and final adjustments will likely occur as a result of the amount of cash used for Ohr’s operations, changes in fair value of the Ohr common stock and other changes in Ohr’s assets and liabilities between December 31, 2018 and the closing date of the merger.

Note 3 – Pro forma adjustments

The following adjustments have been reflected in the unaudited pro forma condensed financial information:

(a)	Represents (i) the issuance of 12,694,971 shares of Ohr common stock to NeuBase holders at the merger closing and (ii) the cancellation of NeuBase treasury shares prior to the closing of the NeuBase Financings and Merger.

(b)	Represents net proceeds from the issuance of 5,202,879 shares of NeuBase common stock in connection with the NeuBase Equity Financing after deducting placement agent and legal fees.

(c)	Represents proceeds from the issuance of NeuBase Convertible Notes in the NeuBase Debt Financing. The NeuBase Convertible Notes will be converted into 419,714 shares of NeuBase common stock issuable upon conversion of the NeuBase Convertible Notes at the closing of the merger.

(d)	Represents the severance payment to Dr. Jason Slakter, Ohr’s Chief Executive Officer, which is payable at the closing of the Merger.

(e)	Represents adjustments to the fair value of assets acquired and liabilities assumed as a result of the preliminary analysis of consideration received by Ohr and the allocation of the purchase price, and the elimination of Ohr’s historical stockholders’ equity.

(f)	Represents the conversion of $250,000 of NeuBase Convertible Notes purchased prior to December 31, 2018, into 178,758 shares of NeuBase common stock issuable as part of the consideration at the closing of the Merger.

(g)	To reflect approximately $2.0 million as an estimate of both Ohr’s and NeuBase’s additional acquisition-related transaction costs that are not already included in accrued liabilities as of December 31, 2018. Approximately $1.4 million relate to Ohr, excluding severance costs (see adjustment d), and the remaining amount of approximately $0.6 million of transactions costs relate to NeuBase, and consist primarily of legal, accounting, banker, auditor, listing, and printer fees. These pro forma adjustments are not reflected in the unaudited pro forma combined condensed statements of operations as these amounts are not expected to have a continuing impact on the operating results of the combined company.

(h)	Holders of Series A warrants of Ohr may elect to have Ohr redeem their Series A warrants for a cash payment based on valuation methodology outlined in the Series A warrants. Based on the formula outlined in the warrant, Ohr estimates that the payment associated with this obligation will be $116,551.

(i)	Represents post-combination stock-based compensation expense of $212,631 associated with unrecognized compensation expense as of December 31, 2018, related to Ohr’s outstanding stock options which will fully vest in accordance with their terms, which include the acceleration of vesting upon a change of control. These proforma adjustments are not reflected in the unaudited proforma combined condensed statements of operations as these amounts are not expected to have a continuing impact on the operating results of the combined company.

(j)	Represents post-combination stock-based compensation expense of $4,844,776 associated with unrecognized compensation expense as of December 31, 2018, related to NeuBase’s outstanding stock options which will fully vest in accordance with their terms, which include the acceleration of vesting upon a change of control. These proforma adjustments are reflected in the unaudited proforma combined condensed statements of operations as these amounts will have a continuing impact on the operating results of the combined company.

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(k)	Reflects the issuance of 101,847 shares of NeuBase common stock in connection with the exercise of warrants to purchase common stock, at the time of the Merger, for proceeds of $10.

(l)	To reflect an increase in the weighted average shares outstanding for the period after giving effect to the issuance of Ohr common stock in connection with the Merger. The following table presents these pro forma adjustments without giving effect to the proposed Ohr Reverse Stock Split, as follows (presented on a weighted average basis):

		Pro-Forma Weighted Average Shares
	All Shares Issued/Issuable upon Merger	Year Ended September 30, 2018	Three Months Ended December 31, 2018
Ohr common stock to be issued to NeuBase(1)	12,694,971	12,694,971	12,694,971
Ohr common shares weighted average shares outstanding for the respective periods	—	2,819,994	2,829,248
	12,694,971	15,514,965	15,524,219

(1)	Includes shares of Ohr common stock issuable to current NeuBase stockholders, warrantholders, and Convertible Note holders at the closing of the merger and excludes Ohr common stock issuable to current NeuBase option holders.

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DESCRIPTION OF OHR’S CAPITAL STOCK

The following is a summary of Ohr’s capital stock and provisions of its certificate of incorporation and by-laws, as they are in effect as of the date of this prospectus. For more detailed information, please see Ohr’s certificate of incorporation, as amended, and bylaws, which are filed with the SEC as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part.

Ohr is authorized to issue 180,000,000 shares of common stock, par value $0.0001 per share, of which, on March 7, 2019, 2,829,248 shares of common stock were outstanding, held of record by 253 stockholders; and 15,000,000 shares of preferred stock, par value $0.0001 per share, of which 6,000,000 shares were designated, and 5,583,336 were issued, subsequently converted, and are no longer available to issue.

On January 18, 2019, following a special meeting of Ohr’s stockholders, the Ohr board of directors approved a one-for-twenty reverse stock split of Ohr’s issued and outstanding shares of common stock. Ohr common stock began trading on a split-adjusted basis when the market opened on February 4, 2019.

Common Stock

Holders of Ohr common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of Ohr common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Ohr board of directors out of funds legally available for dividend payments. All shares of Ohr common stock outstanding as of the date of this joint proxy statement/prospectus are fully paid and nonassessable. The holders of Ohr common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the Ohr common stock. In the event of any liquidation, dissolution or winding-up of Ohr’s affairs, holders of Ohr common stock will be entitled to share ratably in Ohr’s assets that are remaining after payment or provision for payment of all of Ohr’s debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Transfer Agent and Registrar

The transfer agent and registrar for Ohr common stock is Standard Registrar & Transfer Company, Inc.

Preferred Stock

The Ohr board of directors has the authority, without action by Ohr’s stockholders, to designate and issue up to 9,416,664 shares of preferred stock (after giving effect to the conversion and cancellation of a previous issue of 5,583,336 shares of Series B Preferred) in one or more series and to designate the rights, preferences, and limitations of all such series, any or all of which may be superior to the rights of Ohr common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of the holders of Ohr common stock until the Ohr board of directors determines the specific rights of the holders of preferred stock. However, effects of the issuance of preferred stock include restricting dividends on the Ohr common stock, diluting the voting power of the Ohr common stock, impairing the liquidation rights of Ohr common stock, and making it more difficult for a third party to acquire Ohr, which could have the effect of discouraging a third party from acquiring, or deterring a third party from paying a premium to acquire, a majority of Ohr’s outstanding voting stock. Ohr has no present plans to issue any shares of Ohr’s preferred stock.

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You should refer to Ohr’s certificate of incorporation, as amended, which is filed with the SEC as exhibits to the registration statement of which this joint proxy statement/prospectus is a part.

General

The Ohr board of directors may, without further action by Ohr’s stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of Ohr common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Ohr before any payment is made to the holders of shares of Ohr common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Ohr’s securities or the removal of incumbent management. Upon the affirmative vote of the Ohr board of directors, without stockholder approval, Ohr may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of Ohr common stock.

The Ohr board of directors may specify the following characteristics of any preferred stock:

●	the title and stated value;

●	the number of shares offered, the liquidation preference, if any, per share and the purchase price;

●	the dividend rate(s), period(s) and/or payment date(s), or method(s) of calculation for such dividends;

●	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

●	the procedures for any auction and remarketing, if any;

●	the provisions for a sinking fund, if any;

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●	the provisions for redemption, if applicable;

●	any listing of the preferred stock on any securities exchange or market;

●	whether the preferred stock will be convertible into the Ohr common stock, and, if applicable, the conversion price (or how it will be calculated) and conversion period;

●	whether the preferred stock will be exchangeable into debt securities, and, if applicable, the exchange price (or how it will be calculated) and exchange period;

●	voting rights, if any, of the preferred stock;

●	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Ohr; and

●	any material limitations on issuance of any class or series of preferred stock ranking pari passu with or senior to the series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of Ohr.

PRINCIPAL STOCKHOLDERS OF OHR

The following table provides information about the beneficial ownership of Ohr common stock as of March 5, 2019.

●	Each person or entity known by Ohr to own beneficially more than five percent of Ohr common stock;

●	the Ohr named executive officers;

●	each of Ohr’s directors; and

●	all of Ohr’s directors and executive officers as a group.

In accordance with Securities and Exchange Commission rules, beneficial ownership includes any shares for which a person or entity has sole or shared voting power or investment power and any shares for which the person or entity has the right to acquire beneficial ownership within 60 days after March 5, 2019 through the exercise of any option, warrant or otherwise. Except as noted below, Ohr believes that the persons named in the table have sole voting and investment power with respect to the shares of Ohr common stock set forth opposite their names. Percentage of beneficial ownership is based on 2,829,248 shares of Ohr common stock outstanding as of March 5, 2019, plus any shares of Ohr common stock issuable upon exercise of presently exercisable Ohr common stock options or common stock warrants held by such person or entity. All shares included in the “Right to Acquire” column represent shares subject to outstanding Ohr stock options or warrants that are exercisable within 60 days after March 5, 2019. The address of each of Ohr’s directors and executive officers is c/o Ohr Pharmaceutical, Inc., 800 Third Avenue, 11th Floor, New York, New York 10022.

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The following information does not give effect to the Ohr Reverse Stock Split described in Ohr Proposal No. 2. The following information does give effect to the one-for-twenty reverse stock split of Ohr common stock on February 4, 2019.

Name and Address of Beneficial Owner	Shares Owned	Right to Acquire (1)	Common and Warrant Shares Owned Beneficially	Fully Diluted Ownership Percentage (2)
Orin Hirschman (3)	126,524	21,367	147,891	5.2%
c/o OHR

Jason Slakter (4)	113,182	20,501	133,683	4.7%
c/o OHR

Sam Backenroth (5)	10,630	17,167	27,797	1.0%
c/o OHR

June Almenoff (6)	845	12,866	13,711	*
c/o OHR

Thomas Riedhammer (7)	400	12,866	13,266	*
c/o OHR

Michael Ferguson (8)	—	18,750	18,750	*
c/o OHR

All Officers and Directors as a Group	251,581	103,517	355,098	12.5%

* Less than 1%.

(1)	Rounded to nearest share; options or warrants to purchase common stock of the Registrant. Only includes vested and exercisable securities.

(2)	Calculated on the basis of shares of Common Stock outstanding plus the number of shares such holder has the right to acquire.

(3)	Mr. Hirschman has sole voting and dispositive power over shares held by AIGH Investments. AIGH Investment Partners (AIGH) directly owns shares and warrants to purchase common stock. Mr. Hirschman is the sole member of AIGH and directly determines investment and voting decisions. Mr. Hirschman indirectly owns shares as custodian of accounts for the benefit of his minor children. Mr. Hirschman shares voting and dispositive power over shares and warrants held by The Tzedakah Fund. Mr. Hirschman also owns options and warrants directly.

(4)	Consists of shares of common stock held by Dr. Slakter directly and shares of common stock held by SKS Ocular I LLC, an affiliate of Dr. Slakter. Dr. Slakter has sole voting and dispositive power over shares and options held by Dr. Slakter personally. Dr. Slakter shares voting and dispositive power over shares held by SKS Ocular I LLC. Dr. Slakter disclaims any beneficial ownership of the shares of common stock held by SKS Ocular I LLC except to the extent of his pecuniary interest therein.

(5)	Includes shares currently issuable upon exercise of options and warrants granted to Mr. Backenroth.

(6)	Includes shares currently issuable upon exercise of options granted to Dr. Almenoff.

(7)	Includes shares currently issuable upon exercise of options granted to Dr. Riedhammer.

(8)	Includes shares currently issuable upon exercise of options granted to Mr. Ferguson.

313

PRINCIPAL STOCKHOLDERS OF NEUBASE

The following table sets forth certain information with respect to the beneficial ownership of NeuBase’s common stock as of March 5, 2019 for:

●	each of NeuBase’s directors;

●	each of NeuBase’s executive officers;

●	all of NeuBase’s current directors and executive officers as a group; and

●	each person or group who beneficially owned more than 5% of NeuBase’s common stock.

Beneficial ownership has been determined in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to NeuBase’s knowledge, the person named in the table has sole voting and sole investment power with respect to all shares that such person beneficially owned, subject to community property laws where applicable.

NeuBase has based its calculation of the percentage of beneficial ownership on 6,554,412 shares of NeuBase’s common stock issued and outstanding as of March 5, 2019, as well as on 3,275,000 shares of NeuBase’s common stock issuable upon exercise of outstanding options to purchase’s NeuBase’s common stock.

Name of Beneficial Owners	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Stockholders:
Dietrich Stephan, Ph.D.(1)	3,041,666	42.9%
Shivaji Thadke, Ph.D.(2)	1,000,000	15.3%
Carnegie Mellon University(3)	921,847	13.8%
Menachem Kranz(4)	670,235	10.2%
Shawn Titcomb(5)	670,235	10.2%
Directors and Named Executive Officers:
Dietrich Stephan, Ph.D.(1)	3,041,666	42.9%
All current directors and executive officers as a group (1 person)	3,041,666	42.9%

(1)	Consists of (a) 2,500,000 shares of NeuBase’s common stock held directly by Lipizzaner LLC, of which Dr. Stephan is the sole member and (b) options to purchase 541,666 shares of NeuBase’s common stock held directly by Dr. Stephan. This does not include options held directly by Dr. Stephan to purchase 2,708,334 shares of NeuBase’s common stock that are not exercisable within 60 days of March 5, 2019. The business address of this beneficial owner is c/o NeuBase Therapeutics, Inc., 213 Smithfield Street, Pittsburgh, PA 15222.

(2)	Consists of 1,000,000 shares of NeuBase’s common stock held directly by Dr. Thadke. The business address of this beneficial owner is c/o NeuBase Therapeutics, Inc., 213 Smithfield Street, Pittsburgh, PA 15222.

(3)	Consists of 820,000 shares of NeuBase’s common stock and 101,847 shares issuable upon exercise of the NeuBase Warrant, in each case held directly by Carnegie Mellon University. The business address of this beneficial owner is 5000 Forbes Avenue, Pittsburgh, PA 15213.

(4)	Consists of 670,235 shares of NeuBase’s common stock held directly by Mr. Kranz. The business address of this beneficial owner is 900 N Federal Hwy #400, Boca Raton, FL 33432.

(5)	Consists of 670,235 shares of NeuBase’s common stock held directly by Mr. Titcomb. The business address of this beneficial owner is 900 N Federal Hwy #400, Boca Raton, FL 33432.

314

LEGAL MATTERS

Troutman Sanders LLP, New York, New York, will pass on the validity of Ohr common stock offered by this joint proxy statement/prospectus.

EXPERTS

  The financial statements of Ohr as of September 30, 2018, and 2017, and for each of the two years in the period ended September 30, 2018, included in this joint proxy statement/prospectus have been included in reliance on the report of MaloneBailey, LLP, an independent registered public accounting firm (the report on the financial statements contains an explanatory paragraph regarding Ohr’s ability to continue as a going concern), given on the authority of said firm as experts in accounting and auditing.

The financial statements of NeuBase as of September 30, 2018 and for the period from August 28, 2018 (inception) to September 30, 2018, included in this joint proxy statement/prospectus have been included in reliance on the report of MaloneBailey, LLP, an independent registered public accounting firm (the report on the financial statements contains an explanatory paragraph regarding NeuBase’s ability to continue as a going concern), given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Ohr files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that files at the SEC public reference room at 100 F Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Ohr’s SEC filings are also available to the public from commercial document retrieval services and on the website maintained by the SEC at http://www.sec.gov.

As of the date of this joint proxy statement/prospectus, Ohr has filed a registration statement on Form S-4 to register with the SEC Ohr common stock that Ohr will issue to NeuBase’s stockholders pursuant to the terms of the Merger Agreement. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Ohr, as well as a proxy statement of Ohr for its special meeting.

Ohr has supplied all information contained in this joint proxy statement/prospectus relating to Ohr, and NeuBase has supplied all information contained in this joint proxy statement/prospectus relating to NeuBase.

315

If you would like to request documents from Ohr or NeuBase, please send a request in writing or by telephone to either Ohr or NeuBase at the following addresses:

Ohr Pharmaceutical, Inc. 800 Third Avenue New York, New York 10022 Attn: Corporate Secretary (212) 682-8452	NeuBase Therapeutics, Inc. 213 Smithfield Street Pittsburgh, Pennsylvania 15222 Attn: Dr. Dietrich Stephan (646) 450-1790
316

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires Ohr’s executive officers, directors and persons who beneficially own greater than 10% of a registered class of its equity securities to file certain reports with the SEC with respect to ownership and changes in ownership of the Ohr common stock and Ohr’s other equity securities.

To Ohr’s knowledge, based solely on its review of the copies of such reports filed with the SEC, its officers, directors and greater than 10% stockholders timely complied with these Section 16(a) filing requirements during the fiscal year ended September 30, 2018.

Stockholder Proposals

Ohr’s stockholders may submit proposals for inclusion in the 2019 annual meeting proxy material. These proposals must meet the stockholder eligibility and other requirements of the Securities and Exchange Commission. To be considered for inclusion in 2019’s proxy materials, you must submit your proposal in writing by May 11, 2019 to Ohr’s Secretary at Ohr’s principal office, Ohr Pharmaceutical, Inc., 800 Third Avenue, 11th Floor, New York, New York 10022.

In addition, Ohr’s by-laws provide that a stockholder may nominate one or more persons for election as director or directors at a stockholders’ meeting if written notice of intent to make such nomination or nominations has been given either by personal delivery or by mail to the Secretary of Ohr not less than 90 days before the meeting of stockholders at which such election is held. Each such notice must state (i) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the stockholder is a holder of record of stock of Ohr entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the Ohr board of directors; and (iv) the consent of each nominee to serve as a director of the corporation if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

Communication with the Ohr Board of Directors

Ohr adopted a policy for stockholder communications with the Ohr board of directors. Persons interested in communicating with any particular director, the independent directors or the Ohr board of directors as a whole may address correspondence to the intended recipient, in care of Ohr Pharmaceutical, Inc. at 800 Third Avenue, 11th Floor, New York, New York 10022. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit or Compensation Committee.

317

OHR PHARMACEUTICAL, INC.
FINANCIAL STATEMENTS

F-A-1

OHR PHARMACEUTICAL, INC.

Consolidated Balance Sheets

(Unaudited)

	December 31,	September 30,
	2018	2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,110,441	$3,750,436
Prepaid expenses and other current assets	103,269	247,998

Total Current Assets	3,213,710	3,998,434

EQUIPMENT, net	13,421	15,763

OTHER ASSETS
Intangible assets, net	7,446,891	7,611,918

TOTAL ASSETS	$10,674,022	$11,626,115

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$597,152	$651,781
Notes payable	—	73,217

Total Current Liabilities	597,152	724,998

TOTAL LIABILITIES	597,152	724,998

STOCKHOLDERS’ EQUITY
Preferred stock, Series B; 6,000,000 shares authorized, $0.0001 par value, 0 shares issued and outstanding, respectively	—	—
Common stock; 180,000,000 shares authorized, $0.0001 par value, 2,829,248 and 2,829,248 shares issued and outstanding, respectively	283	283
Additional paid-in capital	132,299,718	132,226,341
Accumulated deficit	(122,223,131)	(121,325,507)

Total Stockholders’ Equity	10,076,870	10,901,117
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$10,674,022	$11,626,115

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-A-2

OHR PHARMACEUTICAL, INC.

Consolidated Statements of Operations

(Unaudited)

	For the Three Months Ended December 31,
	2018	2017
OPERATING EXPENSES

General and administrative	$680,995	$1,510,032

Research and development	58,021	2,387,731

Depreciation and amortization	167,370	284,986

OPERATING LOSS	906,386	4,182,749

OTHER INCOME (EXPENSE)

Interest income	8,762	31,391

Total Other Income	8,762	31,391

LOSS FROM OPERATIONS BEFORE INCOME TAXES	(897,624)	(4,151,358)

NET LOSS	$(897,624)	$(4,151,358)

BASIC AND DILUTED LOSS PER SHARE	$(0.32)	$(1.48)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
BASIC AND DILUTED	2,829,248	2,810,189

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-A-3

OHR PHARMACEUTICAL, INC.

Consolidated Statements of Cash Flows

(Unaudited)

	For the Three Months Ended December 31,
	2018	2017
OPERATING ACTIVITIES
Net loss	$(897,624)	$(4,151,358)
Adjustments to reconcile net loss to net cash used by operating activities:
Common stock issued for services	—	135,701
Stock option and warrant expense	73,377	629,286
Depreciation	2,342	2,867
Amortization of intangible assets	165,027	282,118
Changes in operating assets and liabilities
Prepaid expenses and other current assets	144,729	134,799
Accounts payable and accrued expenses	(54,629)	(1,229,054)

Net Cash Used in Operating Activities	(566,778)	(4,195,641)
FINANCING ACTIVITIES
Proceeds from warrants exercised for cash	—	225,000
Repayments of short-term notes payable	(73,217)	(106,387)

Net Cash Provided by/ (Used in) Financing Activities	(73,217)	118,613

NET CHANGE IN CASH	(639,995)	(4,077,028)
CASH AT BEGINNING OF PERIOD	3,750,436	12,801,085

CASH AT END OF PERIOD	$3,110,441	$8,724,057

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
CASH PAID FOR:
Interest	$779	$1,770

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-A-4

Notes to Unaudited Consolidated Financial Statements

December 31, 2018

NOTE 1 – BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements include the accounts of Ohr Pharmaceutical, Inc. and its subsidiaries (the “Company”). The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X related to interim period financial statements. Accordingly, these consolidated financial statements do not include certain information and footnotes required by GAAP for complete financial statements. However, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows at December 31, 2018, and for all periods presented herein, have been made.

It is suggested that these unaudited consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018. The results of operations for the quarterly periods ended December 31, 2018 and 2017 are not necessarily indicative of the operating results for the full years.

NeuBase Merger Agreement

On January 2, 2019, the Company, Ohr Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Ohr (“Merger Sub”), and NeuBase Therapeutics, Inc., a Delaware corporation (“NeuBase”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into NeuBase, with NeuBase becoming a wholly-owned subsidiary of the Company and the surviving corporation of the merger (the “Merger”). See Note 8 below for more information regarding the Merger.

Reverse Stock Split

On January 18, 2019, following a special meeting of the Company’s stockholders, the board of directors of the Company approved a one-for-twenty reverse stock split of the Company’s issued and outstanding shares of common stock (the “Reverse Stock Split”). On January 23, 2019, the Company filed with the Secretary of State of the State of Delaware a Certificate of Amendment to its Certificate of Incorporation to effect the Reverse Stock Split. The Company’s common stock began trading on a split-adjusted basis when the market opened on February 4, 2019. As a result of the Reverse Stock Split, the outstanding common stock has decreased from 56,466,428 shares of common stock, par value $0.0001 per share, to 2,829,248 shares of common stock, par value $0.0001 per share. Unless otherwise noted, impacted amounts and share information included in the financial statements and notes thereto, and elsewhere in this joint proxy statement/prospectus, have been retroactively adjusted for the Reverse Stock Split as if such Reverse Stock Split occurred on the first day of the first period presented. Certain amounts in the financial statements, the notes thereto, and elsewhere in this joint proxy statement/prospectus, may be slightly different than previously reported due to rounding of fractional shares as a result of the Reverse Stock Split. See Note 8 below for more information regarding the Reverse Stock Split.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GOING CONCERN

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Estimates subject to change in the near term include impairment (if any) of long-lived assets and fair value of liabilities.

F-A-5

Impairment of Long-Lived Assets

Long-lived tangible assets and definite-lived intangible assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company uses an estimate of undiscounted future net cash flows of the assets over the remaining useful lives in determining whether the carrying value of the assets is recoverable. If the carrying values of the assets exceed the expected future cash flows of the assets, the Company recognizes an impairment loss equal to the difference between the carrying values of the assets and their estimated fair values. Impairment of long-lived assets is assessed at the lowest levels for which there are identifiable cash flows that are independent from other groups of assets. The evaluation of long-lived assets requires the Company to use estimates of future cash flows. However, actual cash flows may differ from the estimated future cash flows used in these impairment tests.

Fair Value of Financial Instruments

In accordance with ASC 820, the carrying value of cash and cash equivalents, accounts payable and notes payable approximates fair value due to the short-term maturity of these instruments. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own beliefs about the assumptions that market participants would use in pricing the asset or liability, based on the best information available in the circumstances.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

There were no financial instruments required to be measured at fair value on a recurring basis as of September 30, 2018 and December 31, 2018.

Goodwill and Intangibles

The Company evaluates goodwill and other finite-lived intangible assets in accordance with FASB ASC Topic 350, “Intangibles — Goodwill and Other.” Goodwill is recorded at the time of an acquisition and is calculated as the difference between the total consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. Accounting for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development (“IPR&D”). Goodwill is deemed to have an indefinite life and is not amortized, but is subject to annual impairment tests. If the assumptions and estimates used to allocate the purchase price are not correct, or if business conditions change, purchase price adjustments or future asset impairment charges could be required. The value of our goodwill could be impacted by future adverse changes such as: (i) any future declines in our operating results, (ii) a decline in the valuation of technology, including the valuation of our common stock, (iii) a significant slowdown in the worldwide economy or (iv) any failure to meet the performance projections included in our forecasts of future operating results. In accordance with FASB ASC Topic 350, the Company tests goodwill for impairment on an annual basis or more frequently if the Company believes indicators of impairment exist. Impairment evaluations involve management estimates of asset useful lives and future cash flows. Significant management judgment is required in the forecasts of future operating results that are used in the evaluations. It is possible, however, that the plans and estimates used may be incorrect. If our actual results, or the plans and estimates used in future impairment analysis, are lower than the original estimates used to assess the recoverability of these assets, we could incur additional impairment charges in a future period.

The Company performs its annual impairment review of goodwill in September, and when a triggering event occurs between annual impairment tests for both goodwill and other finite-lived intangible assets. During the twelve months ended September 30, 2018, the Company determined that due to the reduced price of the Company’s common stock and the market capitalization of the Company relative to the value of the intangible assets and goodwill, an impairment analysis was required for the intangible assets and goodwill. The Company performed the tests and concluded that the intangible assets were impaired and recorded a loss of $5,313,640, and wrote off the $740,912 goodwill balance.

The Company’s finite-lived intangible assets consist of license rights and patents. The Company amortizes its patents over the life of each patent and license rights over the remaining life of the patents that it has rights for. During the quarter ended December 31, 2018, the Company recognized $165,027 in amortization expense on the patents and license rights.

Research and Development

Research and development expenses are expensed in the consolidated statements of operations as incurred in accordance with FASB ASC 730, Research and Development. Research and development expenses include salaries, related employee expenses, clinical trial expenses, research expenses, manufacturing expenses, consulting fees, and laboratory costs. The Company incurred net research and development expenses of $58,021, and $2,387,731, during the quarter ended December 31, 2018, and 2017, respectively.

Share-Based Compensation

The Company follows the provisions of ASC 718, “Share-Based Payments” which requires all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. The Company uses the Black Scholes pricing model for determining the fair value of stock options and the stock price on the date of issuance to determine the fair value of restricted stock awards.

F-A-6

In accordance with ASC 505, equity instruments issued to non-employees for goods or services are accounted for at fair value and are marked to market until service is complete or a performance commitment date is reached, whichever is earlier.

Stock-based compensation expense is recognized in the Company’s financial statements on a straight-line basis over the awards’ vesting periods. The stock-based compensation awards generally vest over a period of up to ten years.

Loss Per Share

Basic loss per common share is computed by dividing losses attributable to common shareholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted loss per common share is computed by dividing losses attributable to common shareholders by the weighted-average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the potentially dilutive securities had been issued. Potentially dilutive securities include outstanding stock options and warrants.

For the quarter ended December 31, 2018, there were no potentially dilutive securities (warrants or options).

Going Concern

To date, the Company has no revenue from product sales and management expects continuing operating losses and negative cash outflows in the future. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. Management may seek additional funds through equity or debt financings or through collaboration, licensing transactions, merger, or other sources. The Company may be unable to obtain equity or debt financings or enter into collaboration, merger, or licensing transactions. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Recent Accounting Pronouncements

The Company has implemented all new relevant accounting pronouncements that are in effect through the date of these financial statements. The pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial position or results of operations.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets at December 31, 2018 and September 30, 2018:

	December 31, 2018	September 30, 2018
License Rights	$17,712,991	$17,712,991
Patent Costs	100,000	100,000
	17,812,991	17,812,991
Accumulated Amortization and impairment	(10,366,100)	(10,201,073)
Total Intangible Assets	$7,446,891	$7,611,918

During the three month period ended December 31, 2018 the Company recognized $165,027 in amortization expense on the patents and license rights.

NOTE 4 – NOTES PAYABLE

On February 28, 2018, the Company entered into a premium financing arrangement for its directors’ and officers’ insurance policy in the amount of $323,094. The financing arrangement is a short term note, bears interest at a rate of 7.29% per annum, matures on November 28, 2018, and is secured by the underlying insurance policies and rights thereunder. During the quarter ended December 31, 2018, the Company had repaid the remaining $73,217 and recorded interest of $779.

F-A-7

NOTE 5 – EQUITY

Common Stock Warrants

Below is a table summarizing the warrants issued and outstanding as of December 31, 2018 (“Price” reflects the weighted average exercise price per share):

	Warrants	Price
Outstanding at September 30, 2018	805,968	$24.39
Granted
Investor warrants	—	—
Stock-based compensation warrants	—	—
Exercised
Investor warrants	—	—
Stock-based compensation warrants	—	—
Forfeited or expired
Investor warrants	—	—
Stock-based compensation warrants	—	—
Outstanding at December 31, 2018	805,968	$24.39
Exercisable at December 31, 2018	805,968	$24.39

As of December 31, 2018, the warrants have a weighted average remaining term of 3.2 years and have no intrinsic value.

Stock Based Compensation

The Company’s Consolidated 2016 Stock Plan (“the Plan”) provides for granting stock options and restricted stock awards to employees, directors and consultants of the Company. The Company uses the Black-Scholes pricing model for determining the fair value of stock options and warrants granted as share based compensation.

Warrants. During the three month period ended December 31, 2018, the Company did not recognize any expense related to warrants granted as stock based compensation. There is no unamortized expense as of December 31, 2018 for outstanding warrants issued as stock based compensation. Refer to the Common Stock Warrants table within this note for information regarding all outstanding warrants.

Options. During the three month period ended December 31, 2018, the Company recognized $73,377 of expense related to options granted. Unamortized option expense as of December 31, 2018 for all options outstanding amounted to $212,631. The Company expects to recognize this compensation cost over a weighted-average period of .71 years.

Below is a table summarizing the Company’s activity for the three month period ended December 31, 2018 (“Price” reflects the weighted average exercise price per share):

	Options	Price
Outstanding at September 30, 2018	156,625	$57.86
Granted	—	$—
Exercised	—	$—
Forfeited or expired	—	$—
Outstanding at December 31, 2018	156,625	$57.86
Exercisable at December 31, 2018	124,370	$69.40

As of December 31, 2018, the outstanding options have a weighted average remaining term of 3.77 years and no intrinsic value.

Restricted Stock. During the three month period ended December 31, 2018, the Company did not recognize any expense related to restricted stock awards. As of December 31, 2018, all restricted stock shares are fully vested, and there is no remaining unamortized expense.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company has become involved in certain legal proceedings and claims which arise in the normal course of business. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the Company’s results of operations, prospects, cash flows, financial position and brand.

On February 14, 2018, plaintiff, Jeevesh Khanna, commenced an action in the Southern District of New York, against the Company and several current and former officers, alleging that they violated federal securities laws between June 24, 2014 and January 4, 2018. On August 7, 2018, the lead plaintiffs, now George Lehman and Insured Benefit Plans, Inc. filed an amended complaint, stating the class period to be April 8, 2014 through January 4, 2018. The plaintiffs did not quantify any alleged damages in their complaint but, in addition to attorneys’ fees and costs, they seek to maintain the action as a class action and to recover damages on behalf of themselves and other persons who purchased or otherwise acquired our stock during the putative class period and purportedly suffered financial harm as a result. The Company and the individuals dispute these claims and intend to defend the matter vigorously. On September 17, 2018, we filed a motion to dismiss the complaint. On November 13, 2018, plaintiffs filed a motion to strike exhibits appended to the motion to dismiss. A decision on the motion to strike is pending, and the motion to dismiss will then be fully briefed based on a schedule to be determined by the court. This litigation could result in substantial costs and a diversion of management’s resources and attention, which could harm the Company’s business and the value of the Company’s common stock.

F-A-8

On May 3, 2018, plaintiff Adele J. Barke, derivatively on behalf of the Company, commenced an action against Michael Ferguson, Orin Hirschman, Thomas M. Riedhammer, June Almenoff and Jason Slakter in the Supreme Court, State of New York, alleging that the action was brought in the right and for the benefit of Ohr seeking to remedy their “breach of fiduciary duties, corporate waste and unjust enrichment that occurred between June 24, 2014 and the present.” It does not quantify any alleged damages. The Company and the individuals dispute these claims and intend to defend the matter vigorously. Such litigation has been stayed pursuant to a stipulation by the parties, which has been so ordered by the court, pending a decision in the Southern District case on the motion to dismiss, but that status could change. This litigation could result in substantial costs and a diversion of management’s resources and attention, which could harm the Company’s business and the value of the Company’s common stock.

In September 2018, plaintiff John Tomson, derivatively and on behalf of the Company, commenced an action against Michael Ferguson, Sam Backenroth, Irach Taraporewala, Orin Hirschman, Thomas M. Riedhammer, June Almenoff and Jason Slakter in the US District Court for the Southern District of New York alleging that the action was brought in the right and for the benefit of Ohr seeking to remedy their various breaches of fiduciary duties, corporate waste and unjust enrichment that occurred between April 4, 2014 through January 4, 2018. Thereafter, the complaint largely summarized the allegations of the amended complaint filed in the securities class action described above. It does not quantify alleged damages. The Company and the individuals dispute these claims and intend to defend the matter vigorously. Such litigation is currently stayed pursuant to a stipulation by the parties, which has been so ordered by the court, pending a decision in the Southern District on the motion to dismiss, but that status could change. This litigation could result in substantial costs and a diversion of management’s resources and attention, which could harm the Company’s business and the value of the Company’s common stock.

Management believes that the likelihood of an adverse decision from the ongoing litigation is unlikely, however, the litigation could result in substantial costs and a diversion of management’s resources and attention, which could harm the Company’s business and the value of the Company’s common stock.

NOTE 7 – RELATED PARTY TRANSACTION

The Contract Research Organization (“CRO”) that ran the Company’s clinical trial contracted with Jason S. Slakter, M.D., P.C., d/b/a Digital Angiography Reading Center (“DARC”), a well-known digital reading center, which is owned by Dr. Jason Slakter, Ohr’s CEO, pursuant to the Company’s related party transactions policy, with the review and approval of the Audit Committee, to provide digital reading and imaging services in connection with the clinical study. During the three months ended December 31, 2018, and 2017, the Company’s CRO was invoiced or accrued $0 and $731,832, respectively, for pass through DARC expenses.

NOTE 8 – SUBSEQUENT EVENTS

NeuBase Merger Agreement

On January 2, 2019, the Company, Merger Sub and NeuBase entered into the Merger Agreement, pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into NeuBase, with NeuBase becoming a wholly-owned subsidiary of the Company and the surviving corporation of the Merger. The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each outstanding share of NeuBase capital stock, including shares of NeuBase capital stock issued in, or issued upon conversion, exercise or exchange of securities issued in, the NeuBase Financing (as defined below), will be converted into the right to receive the number of shares of the Company’s common stock equal to the exchange ratio described below; (b) each outstanding NeuBase stock option that has not previously been exercised prior to the Effective Time will be assumed by the Company and become an option to purchase the Company’s common stock; and (c) the warrant to purchase shares of common stock of NeuBase will be converted into and become a warrant to purchase shares of Company’s common stock.

Under the exchange ratio formula in the Merger Agreement, as of immediately after the Merger, the former NeuBase securityholders are expected to own approximately 80% (the “NeuBase Allocation Percentage”) of the aggregate number of shares of the Company’s common stock issued and outstanding following the consummation of the Merger (the “Post-Closing Shares”), and the stockholders of the Company as of immediately prior to the Merger are expected to own approximately 20% (the “Ohr Allocation Percentage”) of the aggregate number of Post-Closing Shares. NeuBase anticipates that it will issue and sell not less than $4,000,000 (the gross proceeds received by NeuBase, the “NeuBase Proceeds”) of its equity securities (including securities convertible, exercisable or exchangeable into such equity securities) prior to the Effective Time (the “NeuBase Financing”). The NeuBase Allocation Percentage will be increased by 0.1% for every $100,000 that the NeuBase Proceeds exceeds $4,000,000, and the Ohr Allocation Percentage will be decreased by 0.1% for every $100,000 that the NeuBase Proceeds exceeds $4,000,000.

Immediately following the Effective Time, the name of the Company will be changed from “Ohr Pharmaceutical, Inc.” to “NeuBase Therapeutics, Inc.” The Merger Agreement contemplates that, immediately after the Effective Time, the board of directors of the Company will consist of five members, all of which will be designated by NeuBase. The executive officers of the Company immediately after the Effective Time will be designated by NeuBase with NeuBase’s Chief Executive Officer, Dietrich Stephan, being the Company’s Chief Executive Officer.

The Merger Agreement contains customary representations, warranties and covenants made by the Company and NeuBase, including covenants relating to obtaining the requisite approvals of the stockholders of the Company and NeuBase, indemnification of directors and officers, and the Company and NeuBase signing the Merger Agreement and the closing of the Merger. Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of the Company and NeuBase. The Merger Agreement contains certain termination rights for both the Company and NeuBase, and further provides that, upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay NeuBase a termination fee of $250,000 or NeuBase may be required to pay the Company a termination fee of $250,000.

F-A-9

In accordance with the terms of the Merger Agreement, (i) the officers and directors of the Company have each entered into a support agreement with the Company and NeuBase (the “Ohr Support Agreements”), and (ii) the officers, directors and certain affiliated stockholders of NeuBase have each entered into a support agreement with NeuBase and the Company (the “NeuBase Support Agreements,” together with the Ohr Support Agreements, the “Support Agreements”). The Support Agreements place certain restrictions on the transfer of the shares of the Company and NeuBase held by the respective signatories thereto and include covenants as to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against any actions that could adversely affect the consummation of the Merger.

Concurrently with the execution of the Merger Agreement, the officers and directors of the Company, and the officers, directors and certain stockholders of NeuBase, each entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they have agreed, among other things, not to sell or dispose of any shares of Company Common Stock which are or will be beneficially owned by them at the closing of the Merger until the date that is 90 days after the Effective Time.

In connection with the Merger, on January 2, 2019, the Company entered into a Retention Bonus Agreement with Dr. Jason Slakter, Ohr’s Chief Executive Officer (the “Retention Bonus Agreement”). Under the Retention Bonus Agreement, Dr. Slakter is eligible for a retention bonus payment of $75,000 upon the earliest to occur of the following: (i) Dr. Slakter’s continued service with the Company in his current position through and including the closing date of the Merger, or (ii) Dr. Slakter is involuntarily separated from service without Cause (as such term is defined in the Retention Bonus Agreement) by the Company prior to the closing date of the Merger. In the event Dr. Slakter voluntarily separates from service with the Company for any reason prior to the closing of the Merger, Dr. Slakter will not receive any retention bonus payment and the Company will have no further obligation to Dr. Slakter under the Retention Bonus Agreement.

Reverse Stock Split

On January 18, 2019, following a special meeting of the Company’s stockholders, the board of directors of the Company approved the Reverse Stock Split. On January 23, 2019, the Company filed with the Secretary of State of the State of Delaware a Certificate of Amendment to its Certificate of Incorporation to effect the Reverse Stock Split. The Company’s common stock began trading on a split-adjusted basis when the market opened on February 4, 2019. As a result of the Reverse Stock Split, the outstanding common stock has decreased from 56,466,428 shares of common stock, par value $0.0001 per share, to 2,829,248 shares of common stock, par value $0.0001 per share. Unless otherwise noted, impacted amounts and share information included in the financial statements and notes thereto, and elsewhere in this joint proxy statement/prospectus, have been retroactively adjusted for the Reverse Stock Split as if such Reverse Stock Split occurred on the first day of the first period presented. Certain amounts in the financial statements, the notes thereto, and elsewhere in this joint proxy statement/prospectus, may be slightly different than previously reported due to rounding of fractional shares as a result of the Reverse Stock Split.

F-A-10

OHR PHARMACEUTICAL, INC.

F-A-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

OHR Pharmaceutical, Inc.

New York, NY

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of OHR Pharmaceutical, Inc. and its subsidiaries (collectively, the “Company”) as of September 30, 2018 and 2017, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018 and 2017, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and does not have sufficient resources to support their operations for the next twelve months. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2012.

Houston, Texas

January 3, 2019, except for Note 1 as to which the date is March 7, 2019.

F-A-12

OHR PHARMACEUTICAL, INC.

Consolidated Balance Sheets

	September 30,	September 30,
	2018	2017
ASSETS
CURRENT ASSETS
Cash	$3,750,436	$12,801,085
Prepaid expenses and other current assets	247,998	223,278

Total Current Assets	3,998,434	13,024,363

EQUIPMENT, net	15,763	63,757

OTHER ASSETS
Security deposit	—	12,243
Intangible assets, net	7,611,918	14,087,602
Goodwill	—	740,912

TOTAL ASSETS	$11,626,115	$27,928,877

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$651,781	$4,827,525
Notes payable	73,217	106,387

Total Current Liabilities	724,998	4,933,912

Long-term liabilities	—	150,000

TOTAL LIABILITIES	724,998	5,083,912

STOCKHOLDERS’ EQUITY
Preferred stock, Series B; 6,000,000 shares authorized, $0.0001 par value, 0 shares issued and outstanding, respectively	—	—
Common stock; 180,000,000 shares authorized, $0.0001 par value, 2,829,248 and 2,815,748 shares issued and outstanding, respectively	283	282
Additional paid-in capital	132,226,341	130,933,290
Accumulated deficit	(121,325,507)	(108,088,607)

Total Stockholders’ Equity	10,901,117	22,844,965
TOTAL LIABILITIES AND
STOCKHOLDERS’ EQUITY	$11,626,115	$27,928,877

The accompanying notes are an integral part of these consolidated financial statements.

F-A-13

OHR PHARMACEUTICAL, INC.

Consolidated Statements of Operations

	For the Year Ended
	September 30,
	2018	2017
OPERATING EXPENSES

General and administrative	$3,634,474	$5,278,272

Research and development	4,319,165	17,406,869

Depreciation and amortization	1,124,569	1,165,689

Loss on Impairment of Goodwill	740,912	—

Loss on Impairment of intangible asset	5,313,640	—

Gain on settlement of liabilities	(1,228,805)	(70,757)

OPERATING LOSS	13,903,955	23,780,073

OTHER INCOME (EXPENSE)

Other income (expense), net	592,584	(1,349)
Interest income (expense), net	74,471	(29,574)

Total Other Income (Expense)	667,055	(30,923)

LOSS FROM OPERATIONS BEFORE
INCOME TAXES	(13,236,900)	(23,810,996)

NET LOSS	$(13,236,900)	$(23,810,996)

BASIC AND DILUTED LOSS PER SHARE	$(4.69)	$(10.64)

WEIGHTED AVERAGE SHARES OUTSTANDING:
BASIC AND DILUTED	2,819,994	2,238,534

The accompanying notes are an integral part of these consolidated financial statements.

F-A-14

OHR PHARMACEUTICAL, INC.

Consolidated Statements of Stockholders’ Equity

	Series B				Additional		Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance, September 30, 2016	—	$—	1,603,820	$160	$109,240,598	$(84,277,611)	$24,963,147

Common stock issued for cash, net of stock issuance costs	—	—	1,206,752	121	19,580,530	—	19,580,651
Common stock issued for services	—	—	—	—	818,231	—	818,231
Common shares cancelled	—	—	(750)	—	—	—	—
Fair value of employee stock options	—	—	—	—	1,293,932	—	1,293,932
Rounding due to stock split	—	—	5,926	1	(1)	—	—
Net loss for the year ended September 30, 2017	—	—	—	—	—	(23,810,996)	(23,810,996)
Balance, September 30, 2017	—	$—	2,815,748	$282	$130,933,290	$(108,088,607)	$22,844,965

Exercise of warrants for cash	—	—	13,500	1	269,999	—	270,000
Common stock issued for services	—	—	—	—	145,301	—	145,301
Fair value of employee stock options	—	—	—	—	877,751	—	877,751
Net loss for the year ended September 30, 2018	—	—	—	—	—	(13,236,900)	(13,236,900)
Balance, September 30, 2018	—	$—	2,829,248	$283	$132,226,341	$(121,325,507)	$10,901,117

The accompanying notes are an integral part of these consolidated financial statements.

F-A-15

OHR PHARMACEUTICAL, INC.

Consolidated Statements of Cash Flows

	For the Year Ended
	September 30,
	2018	2017
OPERATING ACTIVITIES
Net loss	$(13,236,900)	$(23,810,996)
Adjustments to reconcile net loss to net cash used by operating activities:
Common stock issued for services	145,301	818,231
Stock option and warrant expense	877,751	1,293,932
Depreciation	10,220	45,072
Amortization of intangible assets	1,114,349	1,120,617
Gain on settlement of liabilities	(1,228,805)	(70,757)
Loss on sale of property and equipment	17,814	1,349
Gain on sale of intangible asset	(460,383)	—
Loss on Impairment of goodwill and intangible assets	6,054,552	—
Changes in operating assets and liabilities
Prepaid expenses and other current assets	310,617	657,366
Accounts payable and accrued expenses	(3,096,939)	654,214

Net Cash Used in Operating Activities	(9,492,423)	(19,290,972)

INVESTING ACTIVITIES
Purchase of property and equipment	—	(4,833)
Proceeds from sale of property and equipment and intangible assets	528,038	93,285

Net Cash Provided by Investing Activities	528,038	88,452

FINANCING ACTIVITIES
Proceeds for issuance of common stock for cash	—	19,580,651
Proceeds from warrants exercised for cash	270,000	118,801
Repayments of short-term notes payable	(356,264)	(242,737)

Net Cash Provided by/(Used in) Financing Activities	(86,264)	19,456,715

NET CHANGE IN CASH	(9,050,649)	254,195
CASH AT BEGINNING OF PERIOD	12,801,085	12,546,890

CASH AT END OF PERIOD	$3,750,436	$12,801,085

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
CASH PAID FOR:
Interest	$10,206	$8,617
Income Taxes	—	—

NON CASH FINANCING ACTIVITIES:
Financing of insurance premiums through issuance of short term notes	323,094	261,326
Subscriptions receivable from exercise of warrants
Stock cancellation related to employee resignation	—	2

The accompanying notes are an integral part of these consolidated financial statements.

F-A-16

OHR PHARMACEUTICAL, INC.

Notes to the Consolidated Financial Statements
September 30, 2018

NOTE 1 – DESCRIPTION OF BUSINESS

Ohr Pharmaceutical, Inc. (“we,” “us,” “our,” “Ohr,” or the “Company”) is a pharmaceutical company which has been focused on the development of novel therapeutics and delivery technologies for the treatment of ocular disease.

On January 18, 2019, following a special meeting of the Company’s stockholders, the board of directors of the Company approved a one-for-twenty reverse stock split of the Company’s issued and outstanding shares of common stock (the “Reverse Stock Split”). On January 23, 2019, the Company filed with the Secretary of State of the State of Delaware a Certificate of Amendment to its Certificate of Incorporation to effect the Reverse Stock Split. The Company’s common stock began trading on a split-adjusted basis when the market opened on February 4, 2019. As a result of the Reverse Stock Split, the outstanding common stock as of September 30, 2018 and 2017, has decreased from 56,466,428 and 56,196,428 shares of common stock, par value $0.0001 per share, to 2,829,248 and 2,815,748 shares of common stock, par value $0.0001 per share, respectively. Unless otherwise noted, impacted amounts and share information included in the September 30, 2018 financial statements and notes thereto, and elsewhere in this joint proxy statement/prospectus, have been retroactively adjusted for the Reverse Stock Split as if such Reverse Stock Split occurred on the first day of the first period presented. Certain amounts in the financial statements, the notes thereto, and elsewhere in this joint proxy statement/prospectus, may be slightly different than previously reported due to rounding of fractional shares as a result of the Reverse Stock Split.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GOING CONCERN

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Estimates subject to change in the near term include impairment (if any) of long-lived assets and fair value of liabilities.

Accounting Basis and Principles of Consolidation

The Company prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or GAAP, and they include the accounts of Ohr Pharmaceutical, Inc. and its subsidiaries. The Company has elected a September 30 fiscal year end. All intercompany balances and transactions have been eliminated in consolidation. The Company also uses the equity method to account for its joint venture. This method is used because the joint venture does not meet the variable interest entity requirements for consolidation and the Company does not have control of the entity.

Cash and Cash Equivalents

The Company considers all highly-liquid investments purchased with short term maturities to be cash equivalents.

Concentration of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash. Our cash balances are maintained in accounts held by major banks and financial institutions located in the United States. The Company occasionally maintains amounts on deposit with a financial institution that are in excess of the federally insured limit of $250,000. The risk is managed by maintaining all deposits in high quality financial institutions. The Company had approximately $3,250,436 and $12,301,085 of cash balances in excess of federally insured limits at September 30, 2018 and 2017, respectively.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation and amortization is calculated using the straight line method over the expected useful life of the asset, after the asset is placed in service. The Company generally uses the following depreciable lives for its major classifications of property and equipment:

Description	Useful Lives
Equipment	3 to 5 years
Lab Equipment	5 years
Leasehold Improvements	7 years
Office Furniture and Fixtures	3 years

Expenditures associated with upgrades and enhancements that improve, add functionality, or otherwise extend the life of property and equipment that exceed $1,000 are capitalized, while expenditures that do not, such as repairs and maintenance, are expensed as incurred.

F-A-17

Impairment of Long-Lived Assets

Long-lived tangible assets and definite-lived intangible assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company uses an estimate of undiscounted future net cash flows of the assets over the remaining useful lives in determining whether the carrying value of the assets is recoverable. If the carrying values of the assets exceed the expected future cash flows of the assets, the Company recognizes an impairment loss equal to the difference between the carrying values of the assets and their estimated fair values. Impairment of long-lived assets is assessed at the lowest levels for which there are identifiable cash flows that are independent from other groups of assets. The evaluation of long-lived assets requires the Company to use estimates of future cash flows. However, actual cash flows may differ from the estimated future cash flows used in these impairment tests.

Fair Value of Financial Instruments

In accordance with ASC 820, the carrying value of cash and cash equivalents, accounts payable and notes payable approximates fair value due to the short-term maturity of these instruments. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own beliefs about the assumptions that market participants would use in pricing the asset or liability, based on the best information available in the circumstances.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

There were no financial instruments required to be measured at fair value on a recurring basis as of September 30, 2018.

Goodwill and Intangibles

The Company evaluates goodwill and other finite-lived intangible assets in accordance with FASB ASC Topic 350, “Intangibles — Goodwill and Other.” Goodwill is recorded at the time of an acquisition and is calculated as the difference between the total consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. Accounting for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development (“IPR&D”). Goodwill is deemed to have an indefinite life and is not amortized, but is subject to annual impairment tests. If the assumptions and estimates used to allocate the purchase price are not correct, or if business conditions change, purchase price adjustments or future asset impairment charges could be required. The value of our goodwill could be impacted by future adverse changes such as: (i) any future declines in our operating results, (ii) a decline in the valuation of technology, including the valuation of our common stock, (iii) a significant slowdown in the worldwide economy or (iv) any failure to meet the performance projections included in our forecasts of future operating results. In accordance with FASB ASC Topic 350, the Company tests goodwill for impairment on an annual basis or more frequently if the Company believes indicators of impairment exist. Impairment evaluations involve management estimates of asset useful lives and future cash flows. Significant management judgment is required in the forecasts of future operating results that are used in the evaluations. It is possible, however, that the plans and estimates used may be incorrect. If our actual results, or the plans and estimates used in future impairment analysis, are lower than the original estimates used to assess the recoverability of these assets, we could incur additional impairment charges in a future period.

The Company performs its annual impairment review of goodwill in September, and when a triggering event occurs between annual impairment tests for both goodwill and other finite-lived intangible assets. During the twelve months ended September 30, 2018, the Company determined that due to the reduced price of the Company’s common stock and the market capitalization of the Company relative to the value of the intangible assets and goodwill, an impairment analysis was required for the intangible assets and goodwill. The Company performed the tests and concluded that the intangible assets were impaired and recorded a loss of $5,313,640, and wrote off the $740,912 goodwill balance.

The Company’s finite-lived intangible assets consist of license rights and patents. The Company amortizes its patents over the life of each patent and license rights over the remaining life of the patents that it has rights for. During the years ended September 30, 2018, and 2017, the Company recognized $1,114,349, and $1,120,617, in amortization expense on the patents and license rights, respectively.

Research and Development

Research and development expenses are expensed in the consolidated statements of operations as incurred in accordance with FASB ASC 730, Research and Development. Research and development expenses include salaries, related employee expenses, clinical trial expenses, research expenses, manufacturing expenses, consulting fees, and laboratory costs. The Company incurred net research and development expenses of $4,319,165, and $17,406,869, during the years ended September 30, 2018, and 2017, respectively.

Share-Based Compensation

The Company follows the provisions of ASC 718, “Share-Based Payments” which requires all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. The Company uses the Black Scholes pricing model for determining the fair value of stock options and the stock price on the date of issuance to determine the fair value of restricted stock awards.

F-A-18

In accordance with ASC 505, equity instruments issued to non-employees for goods or services are accounted for at fair value and are marked to market until service is complete or a performance commitment date is reached, whichever is earlier.

Stock-based compensation expense is recognized in the Company’s financial statements on a straight-line basis over the awards’ vesting periods. The stock-based compensation awards generally vest over a period of up to ten years.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. This method requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The charge for taxation is based on the results for the year as adjusted for items which are nonassessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

As of September 30, 2018 and 2017, the Company’s deferred tax assets relate to net operating loss (“NOL”) carryforwards that were derived from operating losses from prior years amounting to $68,651,969 and $62,353,148 respectively. A full valuation allowance has been applied to the Company’s deferred tax assets. The valuation allowance will be reduced when and if the Company determines it is more likely than not that the related deferred income tax assets will be realized.

In July, 2006, the FASB issued ASC 740, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a return. ASC 740 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. Under this pronouncement, the Company recognizes the financial statement benefit of a tax position only after determining that a position would more likely than not be sustained based upon its technical merit if challenged by the relevant taxing authority and taken by management to the court of the last resort. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon settlement with the relevant tax authority. ASC 740 became effective for the Company as of July 1, 2008, and had no material impact on the Company’s financial statements.

The Company’s policy is to recognize both interest and penalties related to unrecognized tax benefits in income tax expense. Interest and penalties on unrecognized tax benefits expected to result in payment of cash within one year are classified as accrued liabilities, while those expected beyond one year are classified as other liabilities.

The Tax Cuts and Jobs Act (the “Act”) was enacted on December 22, 2017. The Act reduces the US federal corporate tax rate from 35% to 21%, and among other changes, eliminates net operating loss carrybacks for losses arising in taxable years beginning after December 31, 2017. Further, operating losses arising in tax years after December 31, 2017, are carried forward indefinitely. As of September 30, 2018, the Company has not completed the accounting for the tax effects of enactment of the Act; however, it does not expect the Act to result in any material changes to the financial statements and results of operations.

The Company files income tax returns in the U.S. federal tax jurisdiction and various state tax jurisdictions. The tax years for 2014 to 2017 remain open for examination by federal and/or state tax jurisdictions. The Company is currently not under examination by any other tax jurisdictions for any tax years.

Loss Per Share

Basic loss per common share is computed by dividing losses attributable to common shareholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted loss per common share is computed by dividing losses attributable to common shareholders by the weighted-average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the potentially dilutive securities had been issued. Potentially dilutive securities include outstanding stock options and warrants.

For the year ended September 30, 2018, there were no potentially dilutive securities (warrants or options), and therefore, we have not performed a diluted loss per share calculation in 2018. For the year ended September 30, 2017, all of the Company’s potentially dilutive securities (warrants and options) were excluded from the computation of diluted loss per share as they were anti-dilutive. The total number of potentially dilutive shares that were excluded in 2017 was 150,897.

Going Concern

To date, the Company has no revenue from product sales and management expects continuing operating losses in the future. As of September 30, 2018, the Company had available cash and cash equivalents of $3,750,436, which, it believes, is not sufficient to fund the Company’s current operating plan beyond the second half of calendar 2019. Management expects to seek additional funds through equity or debt financings or through collaboration, licensing transactions, strategic transactions, or other sources. The Company may be unable to obtain equity or debt financings or enter into collaboration or licensing transactions and, if necessary, the Company will be required to implement further cost reduction strategies. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Recent Accounting Pronouncements

Management has considered all recent accounting pronouncements issued since the last audit of the Company’s financial statements. The Company’s management believes that these recent pronouncements will not have a material effect on the Company’s financial statements.

F-A-19

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment at September 30, 2018 and 2017 consist of:

	2018	2017
Equipment	$93,789	$93,789
Lab Equipment	13,608	73,137
Leasehold Improvements	—	2,181
Office Furniture and Fixture	2,523	2,523
	109,920	171,630
Accumulated Depreciation	(94,157)	(107,873)
Total Property and Equipment	$15,763	$63,757

Depreciation expense for the years ended September 30, 2018, and 2017, was $10,220 and $45,072, respectively. Lab equipment was sold during the year ended September 30, 2018 for $19,960, resulting in a loss of $17,814.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets at September 30, 2018 and 2017 consist of:

	2018	2017
License Rights	$17,712,991	$17,712,991
Patent Costs	100,000	200,000
	17,812,991	17,912,991
Accumulated Amortization and Impairment	(10,201,073)	(3,825,389)
Total Intangible Assets	$7,611,918	$14,087,602

During the years ended September 30, 2018, and 2017, the Company recognized $1,114,349, and $1,120,617, respectively, in amortization expense on the patents and license rights. In addition, an impairment loss on the license rights related to the sustained release technology of $5,313,640 was recorded during the year ended September 30, 2018.

In the year ended September 30, 2018, certain squalamine patents were sold for $508,078, resulting in a gain of $460,383. In addition, the Company is entitled to additional milestone payments up to $1.1 million and a royalty on future product sales, if any.

The estimated future amortization of intangibles for the next five years is as follows:

Years ending September 30,	Amortization Expense
2019	654,728
2020	656,521
2021	653,855
2022	652,874
2023	652,358
Thereafter	4,341,583
Total	$7,611,918

NOTE 5 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

During the years ended September 30, 2018 and 2017, the Company realized a gain of $1,228,805 and $70,757, respectively, related to the settlement of accounts payable balances, long term liabilities, and a severance payable to a former director.

NOTE 6 – NOTES PAYABLE

On February 28, 2017, the Company entered into a premium financing arrangement for its directors’ and officers’ insurance policy in the amount of $261,326. The financing arrangement bears interest at 7.5% per annum. The Company has repaid the note in full in the amount of $261,326 of principal, of which $106,387 was paid in the twelve months ended September 30, 2018. The Company recorded interest of $1,092 on this note in the year ended September 30, 2018.

On February 28, 2018, the Company entered into a premium financing arrangement for its directors’ and officers’ insurance policy in the amount of $323,094. The financing arrangement is a short term note, bears interest at a rate of 7.29% per annum, matures on November 28, 2018, and is secured by the underlying insurance policies and rights thereunder. As of September 30, 2018, the Company had repaid $249,877 of the loan and had recorded interest of $9,114.

F-A-20

NOTE 7 – EQUITY

During fiscal 2018 and 2017, the Company issued 13,500 and 1,206,752 shares, respectively, of common stock primarily due to the exercise of warrants and capital raised from the sale of common stock. Refer to Note 8 for further detail on common stock warrants and options.

In September 2017, an executive officer of the Company resigned. In accordance with his employment agreement, any nonvested shares of restricted stock issued in exchange for services are cancelled upon resignation. As of September 30, 2017, 750 shares of restricted stock were cancelled.

Public Offerings

On April 5, 2017, the Company entered into a securities purchase agreement with various purchasers pursuant to which the Company issued and sold to the purchasers in a registered offering an aggregate of 1,012,502 shares of its common stock, together with warrants (“Warrants”) exercisable for up to an aggregate of 708,753 shares of its common stock. The offering closed on April 10, 2017, and the Company received net proceeds of approximately $12.7 million, after deducting placement agent fees and offering expenses payable by the Company.

The Warrants have an exercise price of $1.00 per share. Following the one year anniversary of the date the Warrants are issued, the holders of the Warrants may exercise the Warrants through a cashless exercise, in whole or in part. The Warrants are immediately exercisable and will expire on the five year anniversary of the date of the issuance.

On December 7, 2016, the Company entered into a securities purchase agreement with various purchasers pursuant to which the Company issued and sold to the purchasers in a registered offering an aggregate of 194,250 shares of its common stock, together with Series A common stock purchase warrants (“Series A Warrants”) exercisable for up to an aggregate of 97,125 shares of common stock and Series B common stock purchase warrants (“Series B Warrants”) exercisable for up to an aggregate of 194,250 shares of common stock. The offering closed on December 13, 2016 and the Company received net proceeds of approximately $6.8 million, after deducting placement agent fees and offering expenses payable by the Company.

The Series A Warrants have an exercise price of $55 per share, are immediately exercisable, and will expire on the five year anniversary of the date of issuance. The Series B Warrants were immediately exercisable and expired on the six month anniversary of the date of issuance. No Series B Warrants were exercised prior to their expiration.

NOTE 8 – STOCK BASED COMPENSATION

The Company’s Consolidated 2016 Stock Plan (the “Plan”) provides for granting stock options and restricted stock awards to employees, directors and consultants of the Company. A total of 291,667 shares have been authorized for issuance under the Plan. At September 30, 2018, the Company had 95,389 shares available for future grant. Upon share option exercise or issuance of restricted stock, the Company issues new shares to fulfill these grants. The Company previously maintained a 2014 Stock Incentive Plan and the 2009 Stock Incentive Plan. The 2016 Plan consolidated the 2014 Plan and the 2009 Plan into a new plan.

Common Stock Warrants

For all warrants included within permanent equity, the Company has determined the estimated value of the warrants granted to non-employees in exchange for services and financing expenses using the Black-Scholes pricing model.

During the year ended September 30, 2018, the Company issued a warrant to purchase 12,500 shares of common stock to a consultant for services to be rendered. The warrant vested in six equal consecutive monthly amounts at the end of each calendar month starting October 31, 2017, at an exercise price of $20 per share, for a term of two years from the date of issuance. There were no warrants granted as stock based compensation during the year ended September 30, 2017.

During the year ended September 30, 2018, 13,500 warrants to purchase common stock were exercised and the Company received gross proceeds of $270,000.

The following assumptions were used to calculate the fair value of the Company’s warrants issued as stock based compensation on the date of grant:

	Year Ended September 30,
	2018	2017
Expected term	1.59 to 2 years	—
Expected volatility	73% - 161%	—
Expected dividends	0%	—
Risk-free rates	1.73% - 2.42%	—

F-A-21

Below is a table summarizing the warrants issued and outstanding as of September 30, 2018 and 2017:

	Warrants	Price
Outstanding at September 30, 2016	30,810	$101.60
Granted
Investor warrants	1,000,128	31.20
Stock-based compensation warrants	—	—
Exercised
Investor warrants	—	—
Stock-based compensation warrants	—	—
Forfeited or expired
Investor warrants	(210,667)	60.60
Stock-based compensation warrants	(11,303)	147.40
Outstanding at September 30, 2017	808,968	$24.60
Granted
Investor warrants	—	—
Stock-based compensation warrants	12,500	20.00
Exercised
Investor warrants	(13,500)	20.00
Stock-based compensation warrants	—	—
Forfeited or expired
Investor warrants	—	—
Stock-based compensation warrants	(2,000)	86.40
Outstanding at September 30, 2018	805,968	$24.39
Exercisable at September 30, 2018	805,968	$24.39

The outstanding warrants as of September 30, 2018 have a weighted average remaining term of 3.45 years and no intrinsic value. The Company incurred $87,108 and $0 during the years ended September 30, 2018 and 2017, respectively, of expense related to the fair value of warrants issued for services.

Stock Options

Stock Options are granted for a term not exceeding ten years and the nonvested options are generally forfeited in the event the employee, director or consultant terminates his or her employment or relationship with the Company. Any options that have vested at the time of termination are forfeited to the extent they are not exercised within the applicable post-employment exercise period provided in the option agreements, unless otherwise agreed upon in writing. These options vest over one to five years.

In October 2017, the Company granted nonqualified stock options to purchase an aggregate of 82,000 shares of common stock to certain directors, employees, executive officers and key consultants. Other than the issuance of a stock option to purchase 4,000 shares of common stock issued to one key consultant, one third of the shares of common stock subject to the stock options became exercisable immediately, and one third of the shares of common stock subject to the stock options will become exercisable on each of October 16, 2018 and October 16, 2019. With respect to the stock option to purchase 4,000 shares of common stock issued to one key consultant, one quarter of the shares of common stock subject to the stock option vested immediately, and the remaining three quarters of the shares of common stock subject to the stock option are exercisable upon the achievements of certain milestones in connection with the Company’s MAKO clinical study. All but one milestone was achieved. As such, the 1,000 shares of common stock associated with this unmet performance condition have been accounted for as a forfeiture and the remaining 3,000 shares have vested as of September 30, 2018. The stock options have an exercise price of $13.40 per share and expire on October 15, 2022.

The following assumptions were used to calculate the fair value of the Company’s options on the date of grant:

	Year Ended September 30,
	2018	2017
Expected term	3.25 - 5 years	5.75 years
Expected volatility	101%	91%
Expected dividends	0%	0%
Risk-free rates	1.68%	1.49%

F-A-22

Below is a table summarizing the options issued and outstanding as of September 30, 2018 (“Price” reflects the weighted average exercise price per share):

	Year Ended September 30,
	2018		2017
	Options	Price	Options	Price
Outstanding October 1	112,525	$111.60	142,873	$133.20
Granted	82,000	$13.40	37,500	$13.00
Exercised	—	$—	—	$—
Forfeited or expired	(37,900)	$121.00	(67,848)	$102.60
Outstanding September 30	156,625	$57.86	112,525	$111.60
Exercisable September 30	98,375	$84.20	87,762	$120.00
Weighted average fair value per option granted		$8.80		$9.60

As of September 30, 2018, the outstanding options have a weighted average remaining term of 4.02 years and no intrinsic value. There were no options exercised during the years ended September 30, 2018 and 2017.

The Company recognized stock based compensation expense from stock options of $790,643 and $1,293,932 during the years ended September 30, 2018 and 2017, respectively. As of September 30, 2018, there was $286,008 of stock based compensation cost related to unvested shares of stock options which had not yet been recognized. The Company expects to recognize this compensation cost over a weighted average period of one year.

Restricted Stock

The Company has granted restricted stock awards to its employees, directors and consultants under the 2016 Plan and related restricted stock agreements. The restricted stock-based compensation awards generally vest over a period ranging from zero to three years. These common shares are forfeited in the event the recipient’s employment or relationship with the Company is terminated prior to the lapse of the restriction.

Below is a table summarizing nonvested restricted stock shares as of September 30, 2018, and changes during the years ended September

30, 2018, and 2017:

	Shares	Weighted Average Grant Date Fair Value
Nonvested at September 30, 2016	30,018	$96.00
Granted	—	—
Vested	(15,759)	95.80
Forfeited	(750)	195.60
Nonvested at September 30, 2017	13,509	$90.60
Granted	—	—
Vested	(13,509)	90.60
Forfeited	—	—
Nonvested at September 30, 2018	—	$—

The Company recognized stock based compensation expense from restricted stock awards of $145,301 and $818,231 during the years ended September 30, 2018 and 2017, respectively. As of September 30, 2018, there was no remaining stock based compensation cost related to unvested shares of restricted stock.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Contract Research Organization (“CRO”) that ran the Company’s clinical trial contracted with Jason S. Slakter, M.D., P.C., d/b/a Digital Angiography Reading Center (“DARC”), a well-known digital reading center, which is owned by Dr. Jason Slakter, Ohr’s CEO, pursuant to the Company’s related party transactions policy, with the review and approval of the Audit Committee, to provide digital reading and imaging services in connection with the MAKO clinical study. During the twelve months ended September 30, 2018, and 2017, the Company’s CRO was paid $899,001 and $55,398, respectively, for pass-through DARC expenses.

NOTE 10 – OTHER INCOME

In May 2018, we entered into an agreement regarding the non-exclusive use and option to purchase of certain rights to the data from the MAKO study. We received a non-refundable upfront payment and were eligible to receive an additional payment upon exercise of the option. During the twelve month period ended September 30, 2018, the Company recognized $150,000 of other income from the option agreement. The option was not exercised and has since expired.

F-A-23

In May 2018, certain squalamine patents were sold for $508,078, resulting in a gain of $460,383, which was recorded in Other Income. In addition, the Company is entitled to additional milestone payments up to $1.1 million and a royalty on future product sales, if any.

During the year ended September 30, 2018, the Company sold lab equipment for $19,960, resulting in a loss of $17,814, which was recorded in Other Income.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company has become involved in certain legal proceedings and claims which arise in the normal course of business. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the Company’s results of operations, prospects, cash flows, financial position and brand. On February 14, 2018, plaintiff, Jeevesh Khanna, commenced an action in the Southern District of New York, alleging that several current and former officers violated federal securities laws between June 24, 2014 and January 4, 2018. On August 7, 2018, the lead plaintiffs, now George Lehman and Insured Benefit Plans, Inc. filed an amended complaint, stating the class period to be April 8, 2014 through January 4, 2018. The plaintiffs did not quantify any alleged damages in their complaint but, in addition to attorneys’ fees and costs, they seek to maintain the action as a class action and to recover damages on behalf of themselves and other persons who purchased or otherwise acquired our stock during the putative class period and purportedly suffered financial harm as a result. We dispute these claims and intend to defend the matter vigorously. On September 17, 2018, we filed a motion to dismiss the complaint. On November 13, 2018, plaintiffs filed a motion to strike exhibits appended to the motion to dismiss. A decision on the motion to strike is pending, and the motion to dismiss will then be fully briefed based on a schedule to be determined by the court. This litigation could result in substantial costs and a diversion of management’s resources and attention, which could harm the Company’s business and the value of the Company’s common stock.

On May 3, 2018, plaintiff Adele J. Barke, derivatively on behalf of the Company, commenced an action against Michael Ferguson, Orin Hirschman, Thomas M. Riedhammer, June Almenoff and Jason Slakter in the Supreme Court, State of New York, alleging that the action was brought in the right and for the benefit of Ohr seeking to remedy their “breach of fiduciary duties, corporate waste and unjust enrichment that occurred between June 24, 2014 and the present.” It does not quantify any alleged damages. The Company and the individuals dispute these claims and intend to defend the matter vigorously. Such litigation has been stayed pursuant to a stipulation by the parties, which has been so ordered by the court, by agreement of the parties pending a decision in the Southern District case. This litigation could result in substantial costs and a diversion of management’s resources and attention, which could harm the Company’s business and the value of the Company’s common stock.

In September 2018, plaintiff John Tomson, derivatively and on behalf of the Company, commenced an action against Michael Ferguson, Sam Backenroth, Irach Taraporewala, Orin Hirschman, Thomas M. Riedhammer, June Almenoff and Jason Slakter in the US District Court for the Southern District of New York alleging that the action was brought in the right and for the benefit of Ohr seeking to remedy their various breaches of fiduciary duties, corporate waste and unjust enrichment that occurred between April 4, 2014 through January 4, 2018. Thereafter, the complaint largely summarized the allegations of the amended complaint filed in the securities class action described above. It does not quantify alleged damages. The Company and the individuals dispute these claims and intend to defend the matter vigorously. Such litigation is currently stayed pursuant to a stipulation by the parties, which has been so ordered by the court, but that status could change. This litigation could result in substantial costs and a diversion of management’s resources and attention, which could harm the Company’s business and the value of the Company’s common stock. The complaint has not yet been served.

Management believes that the likelihood of an adverse decision from the ongoing litigation is unlikely, however, the litigation could result in substantial costs and a diversion of management’s resources and attention, which could harm the Company’s business and the value of the Company’s common stock.

Severance Pay

Pursuant to the Separation Agreement dated May 12, 2017 (the “Separation Agreement”), between the Company and Ira Greenstein, a former director of the Company, the Company agreed to pay to Mr. Greenstein separation pay of $250,000 (the “Separation Pay”) in recognition of his past services and contributions to the Company. The Separation Pay was to be paid in five equal annual installments over a term of five years on or before June 30 of each year, commencing June 30, 2017. Additionally, under the Separation Agreement, each vested stock option of the Company held by Mr. Greenstein remained exercisable for the remaining term of such option and each unvested stock option of the Company held by Mr. Greenstein fully vested on the date of the Separation Agreement and would remain exercisable for the remaining term of such option. On March 28, 2018, Mr. Greenstein and the Company entered into an amendment (the “Amendment”) to the Separation Agreement pursuant to which, among other things, Mr. Greenstein paid to the Company $34,865, which amount was equal to the amount of the Separation Pay paid by the Company to Mr. Greenstein under the Separation Agreement as of the date of the Amendment, and the Company and Mr. Greenstein agreed that the Company had no obligation to pay the Separation Pay to Mr. Greenstein. Additionally, under the Amendment, Mr. Greenstein agreed that all of his options expired as of the date of the Amendment. During the year ended September 30, 2018, we recorded a gain of $215,090 related to the Amendment, which is included in gain on settlement of liabilities on the Company’s Statement of Operations.

F-A-24

NOTE 12 – SUBSEQUENT EVENTS

On January 2, 2019, the Company, Ohr Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Ohr (“Merger Sub”), and NeuBase Therapeutics, Inc., a Delaware corporation (“NeuBase”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into NeuBase, with NeuBase becoming a wholly-owned subsidiary of the Company and the surviving corporation of the merger (the “Merger”). The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each outstanding share of NeuBase common stock, including shares of NeuBase capital stock issued in, or issued upon conversion, exercise or exchange of securities issued in, the NeuBase Financing (as defined below), will be converted into the right to receive the number of shares of the Company’s common stock (the “Company Common Stock”) equal to the exchange ratio described below; (b) each outstanding NeuBase stock option that has not previously been exercised prior to the Effective Time will be assumed by the Company; and (c) the warrant to purchase shares of common stock of NeuBase will be converted into and become a warrant to purchase shares of Company Common Stock.

Under the exchange ratio formula in the Merger Agreement, as of immediately after the Merger, the former NeuBase securityholders are expected to own approximately 80% (the “NeuBase Allocation Percentage”) of the aggregate number of shares of the Company Common Stock issued and outstanding following the consummation of the Merger (the “Post-Closing Shares”), and the stockholders of the Company as of immediately prior to the Merger are expected to own approximately 20% (the “Ohr Allocation Percentage”) of the aggregate number of Post-Closing Shares. NeuBase anticipates that it will issue and sell not less than $4,000,000 (the gross proceeds received by NeuBase, the “NeuBase Proceeds”) of its equity securities (including securities convertible, exercisable or exchangeable into such equity securities) prior to the Effective Time (the “NeuBase Financing”). The NeuBase Allocation Percentage will be increased by 0.1% for every $100,000 that the NeuBase Proceeds exceeds $4,000,000, and the Ohr Allocation Percentage will be decreased by 0.1% for every $100,000 that the NeuBase Proceeds exceeds $4,000,000.

Immediately following the Effective Time, the name of the Company will be changed from “Ohr Pharmaceutical, Inc.” to “NeuBase Therapeutics, Inc.” The Merger Agreement contemplates that, immediately after the Effective Time, the Board of Directors of the Company will consist of five members, all of which will be designated by NeuBase. The executive officers of the Company immediately after the Effective Time will be designated by NeuBase with NeuBase’s Chief Executive Officer, Dietrich Stephan, being the Company’s Chief Executive Officer.

The Merger Agreement contains customary representations, warranties and covenants made by the Company and NeuBase, including covenants relating to obtaining the requisite approvals of the stockholders of the Company and NeuBase, indemnification of directors and officers, and the Company and NeuBase signing the Merger Agreement and the closing of the Merger. Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of the Company and NeuBase. The Merger Agreement contains certain termination rights for both the Company and NeuBase, and further provides that, upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay NeuBase a termination fee of $250,000 or NeuBase may be required to pay the Company a termination fee of $250,000.

In accordance with the terms of the Merger Agreement, (i) the officers and directors of the Company have each entered into a support agreement with the Company and NeuBase (the “Ohr Support Agreements”), and (ii) the officers, directors and certain affiliated stockholders of NeuBase have each entered into a support agreement with NeuBase and the Company (the “NeuBase Support Agreements,” together with the Ohr Support Agreements, the “Support Agreements”). The Support Agreements place certain restrictions on the transfer of the shares of the Company and NeuBase held by the respective signatories thereto and include covenants as to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against any actions that could adversely affect the consummation of the Merger.

Concurrently with the execution of the Merger Agreement, the officers and directors of the Company, and the officers, directors and certain stockholders of NeuBase, each entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they have agreed, among other things, not to sell or dispose of any shares of Company Common Stock which are or will be beneficially owned by them at the closing of the Merger until the date that is 90 days after the Effective Time.

In connection with the Merger, on January 2, 2019, Ohr entered into a Retention Bonus Agreement with Dr. Jason Slakter, Ohr’s Chief Executive Officer (the “Retention Bonus Agreement”). Under the Retention Bonus Agreement, Dr. Slakter is eligible for a retention bonus payment of $75,000 upon the earliest to occur of the following: (i) Dr. Slakter’s continued service with the Company in his current position through and including the closing date of the Merger, or (ii) Dr. Slakter is involuntarily separated from service without Cause (as such term is defined in the Retention Bonus Agreement) by the Company prior to the closing date of the Merger. In the event Dr. Slakter voluntarily separates from service with the Company for any reason prior to the closing of the Merger, Dr. Slakter will not receive any retention bonus payment and the Company will have no further obligation to Dr. Slakter under the Retention Bonus Agreement.

F-A-25

NEUBASE THERAPEUTICS, INC.

F-B-1

NEUBASE THERAPEUTICS, INC.

Balance Sheets

(Unaudited)

	December 31,	September 30,
	2018	2018
ASSETS
CURRENT ASSETS
Cash	$137,190	$249,600
Other current assets	—	1

Total Current Assets	137,190	249,601

OTHER ASSETS
Intangible assets	1,488,301	—

TOTAL ASSETS	$1,625,491	$249,601

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable and accrued expenses	$164,667	$41,497
Contingent consideration	163,356	—

Total Current Liabilities	328,023	41,497

LONG-TERM LIABILITIES
Convertible Note Payable	250,000	250,000

Total Long-term Liabilities	250,000	250,000

TOTAL LIABILITIES	578,023	291,497

STOCKHOLDERS’ EQUITY (DEFICIT)
Common Stock; 15,000,000 shares authorized, $.00001 par value, 5,620,000 shares issued and 4,245,000 outstanding	56	56
Treasury stock, at cost; 1,375,000 and 0 shares, respectively	(14)	—
Additional paid-in capital	1,769,050	—
Accumulated deficit	(721,624)	(41,952)

Total Stockholders’ Equity (Deficit)	1,047,468	(41,896)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,625,491	$249,601

The accompanying notes are an integral part of these unaudited financial statements.

F-B-2

NEUBASE THERAPEUTICS, INC.

Statement of Operations

(Unaudited)

For the Three Months Ended
December 31,
2018
OPERATING EXPENSES

General and administrative	$620,692
Research and development	54,459
TOTAL OPERATING EXPENSES	675,151

LOSS FROM OPERATIONS	(675,151)

OTHER INCOME (EXPENSE)
Interest expense	(4,521)
Total Other Expense	(4,521)

NET LOSS	$(679,672)

BASIC AND DILUTED LOSS PER SHARE	$(0.13)

WEIGHTED AVERAGE SHARES OUTSTANDING:
BASIC AND DILUTED	5,216,467

The accompanying notes are an integral part of these unaudited financial statements

F-B-3

NEUBASE THERAPEUTICS, INC.

Statement of Cash Flows

(Unaudited)

For the Three Months Ended
December 31,
2018
OPERATING ACTIVITIES
Net loss	$(679,672)
Adjustments to reconcile net loss to net cash used by operating activities:
Stock option expense	444,105
Changes in operating assets and liabilities
Accounts payable and accrued expenses	123,170
Net Cash Used in Operating Activities	(112,397)
FINANCING ACTIVITIES
Cash paid for treasury shares	(14)
Proceeds from stock subscription	1

Net Cash Used in Financing Activities	(13)

NET CHANGE IN CASH	(112,410)
CASH AT BEGINNING OF PERIOD	249,600

CASH AT END OF PERIOD	$137,190

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

NON CASH INVESTING AND FINANCING ACTIVITIES:
Common stock issued for acquisition of intangible asset	$1,324,945
Contingent consideration related to acquisition of intangible asset	163,356
—

The accompanying notes are an integral part of these unaudited financial statements

F-B-4

NeuBase Therapeutics, Inc.

Notes to Unaudited Financial Statements

December 31, 2018

NOTE 1 – DESCRIPTION OF BUSINESS

NeuBase Therapeutics, Inc. (“we,” “us,” “our,” NeuBase”) is developing its modular peptide-nucleic acid antisense oligonucleotide (PATrOL™) platform to address genetic diseases caused by mutant proteins with a single, cohesive approach. The systemically-deliverable PATrOL therapies aims to improve upon current gene silencing treatments by combining the advantages of synthetic approaches with the precision of antisense technologies. NeuBase intends to use its platform to address repeat expansion disorders, with an initial focus on Huntington’s Disease and Myotonic Dystrophy, as well as other dominant genetic disorders. NeuBase was incorporated on August 28, 2018 and has a fiscal year end of September 30.

NOTE 2 – GOING CONCERN

To date, NeuBase has no revenue and management expects continuing operating losses and negative cash outflows in the future. NeuBase incurred a net loss for the three months ended December 31, 2018 of $679,672. These factors raise substantial doubt about NeuBase’s ability to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. Management may seek additional funds through equity or debt financings or through collaboration, merger, or other sources. The Company may be unable to obtain equity or debt financings or enter into revenue-generating collaboration or licensing transactions or merger transactions. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information. Accordingly, these financial statements do not include certain information and footnotes required by GAAP for complete financial statements. However, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows at December 31, 2018, and for all periods presented herein, have been made.

It is suggested that these unaudited financial statements be read in conjunction with the audited financial statements and notes for the period from August 28, 2018 (inception) to September 30, 2018.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

F-B-5

Cash and Cash Equivalents

NeuBase considers all highly-liquid investments purchased with short term maturities to be cash equivalents. NeuBase had no cash equivalents as of December 31, 2018.

Fair Value of Financial Instruments

In accordance with ASC 820, the carrying value of cash and cash equivalents, accounts payable and notes payable approximates fair value due to the short-term maturity of these instruments. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own beliefs about the assumptions that market participants would use in pricing the asset or liability, based on the best information available in the circumstances.

There are no assets and liabilities that are measured and recognized at fair value on a recurring basis as of December 31, 2018.

Research and Development

Research and development expenses are expensed in the statement of operations as incurred in accordance with FASB ASC 730, Research and Development. Research and development expenses include patent, and legal fees. NeuBase incurred net research and development expenses of $54,459 for the quarter ended December 31, 2018.

Related Parties

NeuBase follows the provisions of ASC 850, “Related Party Disclosures”, which requires the nature of the relationship, a description of the transactions, and amounts including transactions which no amounts or nominal amounts were ascribed, and periods of the transactions to be disclosed.

A party is considered to be related to us if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with us. Related parties also include our principal owners, our management, members of the immediate families of our principal owners and our management and other parties with which we may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties, or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests, is also a related party.

Intangible Assets

NeuBase evaluates intangible assets for impairment in accordance with FASB ASC Topic 360, “Property, Plant, and Equipment.”

NeuBase performs impairment testing when events or changes in circumstances indicate that the asset’s carrying value may not be recoverable. No impairment loss was recorded in the quarter ended December 31, 2018.

NeuBase’s finite-lived intangible assets consist of license rights (see Note 6). The license rights are amortized over the term of the agreement which is 20 years.

Recent Accounting Pronouncements

NeuBase has implemented all new relevant accounting pronouncements that are in effect through the date of these financial statements. The pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and NeuBase does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial position or results of operations.

NeuBase has decided to early adopt the amendments in ASU 2017-11 “Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): “(Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Companies and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception.” (ASU 2017-11) effective at the Company’s inception date.

F-B-6

NOTE 4 – INTANGIBLE ASSETS

On December 17, 2018, NeuBase entered into a License Agreement with Carnegie Mellon University (the “CMU License Agreement”). Under the CMU License Agreement, Carnegie Mellon granted NeuBase an exclusive, world-wide right to the PATrOL™ technology, with nine patents and patent applications covering composition of matter and field of use of the platform.

As partial consideration for the license right, NeuBase issued and delivered to Carnegie Mellon 820,000 shares of common stock of NeuBase, which constituted 8.2% of the then fully-diluted capitalization of NeuBase. Further, as partial consideration for the license right, NeuBase issued a warrant to Carnegie Mellon, exercisable only upon the earlier of (i) the day that NeuBase receives cumulative capital funding or revenues equal to $2 million or (ii) 30 days prior to any change of control event that provides for the issuance of shares, for a number of shares of NeuBase Common Stock sufficient such that when added to the 820,000 shares of NeuBase common stock, Carnegie Mellon holds in the aggregate an amount equal to 8.2% of the fully-diluted capitalization of NeuBase; provided, however, that for purposes of calculating 8.2%, only the first $2 million of capital funding shall be considered in the determination of NeuBase’s fully-diluted capitalization. Under the CMU License Agreement, Carnegie Mellon has preemptive rights with respect to certain future sales of securities by NeuBase for capital-raising purposes, “piggyback” registration rights and co-sale rights with respect to certain resales of shares of NeuBase by NeuBase’s stockholders.

Pursuant to the CMU License Agreement, NeuBase must achieve certain milestones to demonstrate certain developments of the licensed product. NeuBase may obtain one six-month extension to meet each milestone with a nominal payment to Carnegie Mellon. Further, subject to certain conditions, NeuBase will pay to Carnegie Mellon royalties at a percentage of net sales in the low single digits and sublicensing fees. NeuBase determined the value of the license rights to be $1,488,301, which is equivalent to the fair value of the shares and warrants issued as consideration, and was recorded during the three months ended December 31, 2018.

NOTE 5 – EQUITY

Common Stock

NeuBase’s Board of Directors has the authority to issue up to 15,000,000 shares of common stock, $0.00001 par value per share. At September 30, 2018, NeuBase had sold 5,620,000 shares of restricted common stock to NeuBase’s founders and other employees and service providers for gross proceeds of $55 and a subscription receivable of $1. The restricted stock issued to NeuBase’s employees may be repurchased by NeuBase for a 36 month period following the purchase of the restricted common stock, subject to the amount available for repurchase, in the event the purchaser is no longer providing services to NeuBase. Shares subject to repurchase may be repurchased by NeuBase at a price per share equal to the lesser of (i) the fair market value of the shares at the time the repurchase option is exercised, as determined by NeuBase’s Board of Directors and (ii) the original purchase price. NeuBase may exercise its repurchase option as to any or all of the shares available for repurchase at any time after the restricted stock purchaser ceases to provide services to NeuBase. During the period ended December 31, 2018, NeuBase repurchased 1,375,000 shares of common stock resulting in an increase of $14 in NeuBase’s treasury stock balance.

Equity Incentive Plan

The Board of Directors has the authority to issue up to 3,275,000 stock options, stock appreciation rights, and restricted shares of common stock pursuant to NeuBase’s 2018 Equity Incentive Plan (the “Plan”). During the three months ended December 31, 2018, NeuBase’s Board of Directors reduced the amount of shares authorized under the plan from 4,400,000 to 3,275,000.

Stock Based Compensation

NeuBase follows the provisions of ASC 718 – Stock Compensation which requires all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. In accordance with ASC 505 – Equity, equity instruments issued to non-employees for goods or services are accounted for at fair value and are marked to market until service is complete or a performance commitment date is reached, whichever is earlier. Additionally, ASC 718 allows nonpublic entities to apply the calculated value method to equity share options and similar instruments when it is not practicable for an entity to estimate the expected volatility of its share price. NeuBase uses the Black-Scholes pricing model for determining the fair value of stock options granted as share based compensation.

In December 2018, NeuBase granted options to purchase an aggregate of 3,275,000 shares of common stock to an executive officer and a consultant. The options vest in equal monthly installments over a period of forty-eight months and twenty-four months, respectively, from the vesting commencement dates. The options have an exercise price of $0.001 per share and expire ten years from the grant dates.

F-B-7

The following assumptions were used to calculate the fair value of NeuBase’s options on the date of grant:

Expected term	5.52 to 6.02 years
Expected volatility	76%
Expected dividends	0%
Risk-free rates	2.50%

NeuBase applied the calculated value method in order to estimate an expected volatility by performing a peer group analysis and substituting an average of NeuBase’s peer group’s historical volatilities. The price per share at measurement date was estimated using NeuBase’s Price Per Share from the private placement entered into with investors in March 2019, which NeuBase began marketing in January 2019 (“Private Placement”).

During the three month period ended December 31, 2018, NeuBase recognized $444,105 of expense related to options granted. Unamortized option expense as of December 31, 2018 for all options outstanding amounted to $4,844,776. NeuBase expects to recognize this compensation cost over a weighted-average period of 3.65 years.

Below is a table summarizing NeuBase’s activity for the three month period ended December 31, 2018.

	Number of shares	Weighted Average Exercise Price
Options outstanding at September 30, 2018	—	—
Granted	3,275,000	$0.001
Exercised	—	—
Forfeited or expired	—	—
Options outstanding at December 31, 2018	3,275,000	$0.001
Exercisable at December 31, 2018	275,000	$0.001

As of December 31, 2018, the outstanding options have a weighted average remaining term of 9.67 years and an intrinsic value of $5,288,425.

Equity Issuance for License Rights

On December 17, 2018, NeuBase entered into an agreement with Carnegie Mellon University (“CMU”) in which NeuBase acquired rights to certain technology owned and licensed by CMU relating to NeuBase’s development programs. As consideration for the license rights granted by CMU, NeuBase issued 820,000 shares of common stock and a warrant exercisable only upon the earlier of (i) the day that NeuBase receives cumulative capital funding or revenues equal to $2 million or (ii) 30 days prior to any change of control event that provides for the issuance of shares, for a number of shares of NeuBase Common Stock sufficient such that when added to the 820,000 shares of NeuBase common stock, Carnegie Mellon holds in the aggregate an amount equal to 8.2% of the fully -diluted capitalization of NeuBase; provided, however, that for purposes of calculating 8.2%, only the first $2 million of capital funding shall be considered in the determination of NeuBase’s fully -diluted capitalization. The aggregate purchase price of the CMU warrant is $10.

The value of the license rights was derived from the fair value of the consideration given:

Common Shares	$1,324,945
Contingent consideration - Warrants	163,356
License Rights	$1,488,301

When measuring the fair value of consideration given, NeuBase applied a price per share which was determined from NeuBase’s valuation in the Private Placement (“Price Per Share”). NeuBase considers this to be the best available share price in determining fair value.

The fair value of the common shares issued was calculated by multiplying the 820,000 shares by the Price Per Share.

F-B-8

The warrants issuable as contingent consideration were granted in January 2019 and NeuBase estimates that 101,847 warrants to purchase common stock will be issuable pursuant to the warrant. Accordingly, NeuBase has recorded the contingent consideration at a fair value of $163,356 based on the Price Per Share. NeuBase deemed it reasonable to value the warrants in this manner as the nature of the warrants more likely resembles shares of common stock rather than the right to purchase shares at a future date. Factors considered in reaching this conclusion include that the exercise price of the warrant shares is a nominal amount and that the warrant shares will be automatically exercised in full and converted into common shares upon the occurrence of the triggering event.

NOTE 6 – NOTES PAYABLE

On September 12, 2018, NeuBase issued a convertible promissory note in the amount of $250,000 to an investor. The note is subject to annual interest of 6% and matures on September 11, 2020. The outstanding principal and accrued interest of the note automatically converts to equity at a 10% discount to the price per share paid by other purchasers of preferred or common stock in a qualified financing of at least $5,000,000. During the three months ended December 31, 2018, NeuBase has accrued interest of $4,521 under this note.

NeuBase has decided to early adopt the amendments in ASU 2017-11 related to the accounting classification of financial instruments that include down round features. As a result of the early adoption of ASU 2017-11, NeuBase determined that the contingent conversion option does not qualify for derivative accounting. Neubase also evaluated the convertible note for a beneficiation conversion feature and determined that none exists as of the date the note was issued.

NOTE 7 – RELATED PARTY TRANSACTION

From inception through the period ended December 31, 2018, NeuBase utilized the services of LifeX Labs LLC (“LifeX”). These services included accounting consultation and office space rental. Dietrich Stephan, NeuBase’s CEO, was the CEO and a director of LifeX until December 28, 2018, when he resigned all positions within LifeX. During the three months ended December 31, 2018, LifeX was paid $4,520 by NeuBase.

F-B-9

NOTE 8 – SUBSEQUENT EVENTS

NeuBase evaluated subsequent events through March 7, 2019, the date of which these statements were available for issuance and identified the following:

On January 2, 2019, NeuBase, Ohr Pharmaceutical, Inc. (“Ohr Pharmaceutical”), and Ohr Acquisition Corp. entered into a merger agreement, pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the merger agreement, Ohr Acquisition Corp. will merge with and into NeuBase with NeuBase becoming a wholly-owned subsidiary of Ohr Pharmaceutical and the surviving corporation of the merger. The merger is intended to qualify for federal tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the merger agreement, at the effective time of the merger (the “Effective Time”) each outstanding share of NeuBase common stock, including shares of NeuBase capital stock issued in, or issued upon conversion, exercise or exchange of securities issued in the financing, will be converted into the right to receive the number of shares of Ohr Pharmaceutical common stock equal to the exchange ratio described below; each outstanding NeuBase stock option that has not previously been exercised prior to the Effective Time will be assumed by Ohr Pharmaceutical and become an option to purchase Ohr Pharmaceutical’s common stock; and the warrant to purchase shares of common stock of NeuBase will be converted into and become a warrant to purchase shares of Ohr Pharmaceutical’s common stock.

Under the exchange ratio formula in the merger agreement, as of immediately after the merger, the NeuBase securityholders as of immediately prior to the closing of the merger are expected to own approximately 80% of the aggregate number of shares of Ohr Pharmaceutical’s common stock issued and outstanding following the consummation of the merger, and the stockholders of Ohr Pharmaceutical as of immediately prior to the merger are expected to own approximately 20% of the aggregate number of post-closing shares. NeuBase anticipates that it will issue and sell not less than $4,000,000 (the gross proceeds received by NeuBase) of its equity securities (including securities convertible, exercisable or exchangeable into such equity securities) prior to the Effective Time. The NeuBase Allocation Percentage will be increased by 0.1% for every $100,000 that the NeuBase Proceeds exceeds $4,000,000, and the Ohr Pharmaceutical Allocation Percentage will be decreased by 0.1% for every $100,000 that the NeuBase exceeds $4,000,000. Immediately following the Effective Time, the name of “Ohr Pharmaceutical, Inc.” will be changed to “NeuBase Therapeutics, Inc.” The merger agreement contemplates that, immediately after the Effective Time, the board of directors will consist of five members, all of which will be designated by NeuBase. The executive officers of NeuBase immediately after the Effective Time will be designated by NeuBase, with NeuBase’s Chief Executive Officer, Dietrich Stephan, remaining as NeuBase’s Chief Executive Officer. The merger agreement contains customary representations, warranties and covenants made by NeuBase and Ohr Pharmaceutical including covenants relating to obtaining the requisite approvals of the stockholders of NeuBase and Ohr Pharmaceutical, indemnification of directors and the officers, and NeuBase and Ohr Pharmaceutical signing the merger agreement and the closing of the merger.

Consummation of the merger is subject to certain closing conditions, including among other things, approval by the stockholders of NeuBase and Ohr Pharmaceutical. The merger agreement contains certain termination rights for both NeuBase and Ohr Pharmaceutical, and further provides that, upon termination of the merger agreement under specified circumstances, NeuBase may be required to pay Ohr Pharmaceutical a termination fee of $250,000 or Ohr Pharmaceutical may be required to pay NeuBase a termination fee of $250,000. In accordance with the terms of the merger agreement, the officers and directors of Ohr Pharmaceutical have each entered into a support agreement with Ohr Pharmaceutical and NeuBase, and the officers, directors and certain affiliated stockholders of NeuBase have each entered into a support agreement with NeuBase and Ohr Pharmaceutical. The support agreements place certain restrictions on the transfer of the shares of NeuBase and Ohr Pharmaceutical held by the respective signatories thereto and include covenants as to the voting of such shares in favor of approving the transactions contemplated by the merger agreement and against any actions that could adversely affect the consummation of the merger concurrently with the execution of the merger agreement, the officers and directors of Ohr Pharmaceutical, and the officers, directors and certain stockholders of NeuBase, each entered into lock-up agreements pursuant to which they have agreed, among other things, not to sell or dispose of any shares of Ohr Pharmaceutical common stock which are or will be beneficially owned by NeuBase at the Effective Time until the date that is 90 days after the Effective Time.

On January 2, 2019, NeuBase entered into a consulting agreement with Tribal Capital Markets, LLC, for services to be provided to NeuBase. Pursuant to the agreement, the consultants purchased 1,489,412 shares of restricted common stock for gross proceeds of $1,489. The restricted stock may be repurchased by the company for a 36 month period following the purchase of the restricted common stock, subject to the amount available for repurchase, in the event the consulting agreement is terminated. Shares subject to repurchase may be repurchased by NeuBase at a price per share equal to the lesser of (i) the fair market value of the shares at the time the repurchase option is exercised, as determined by NeuBase’s board of directors and (ii) the original purchase price. The Company may exercise its repurchase option as to any or all of the shares available for repurchase at any time after the consulting agreement is terminated.

F-B-10

On January 8, 2019, LifeX terminated the agreement with NeuBase, and accordingly, NeuBase has no remaining obligations from the agreement. Through the termination date, $8,995 was paid to LifeX for services.

On January 21, 2019, NeuBase issued a convertible promissory note in the amount of $250,000 to a related party. The note is subject to annual interest of 6% and matures on January 21, 2021. The outstanding principal and accrued interest of the note automatically converts to equity at a 10% discount to the price per share paid by other purchasers of preferred or common stock in a qualified financing of at least $2,000,000.

On January 30, 2019, NeuBase issued an additional convertible promissory note in the amount of $250,000 to an investor. The note is subject to annual interest of 6% and matures on January 30, 2021. The outstanding principal and accrued interest of the Note automatically converts to equity, at a 10% discount to the price per share paid by other purchasers of preferred or common stock in a qualified financing of at least $2,000,000.

On February 4, 2019, NeuBase issued an additional convertible promissory note in the amount of $100,000 to an investor. The note is subject to 6% interest and mature on February 3, 2021. The outstanding principal and accrued interest of the Note automatically converts to equity, at a 10% discount to the price per share paid by other purchasers of preferred or common stock in a qualified financing of at least $2,000,000.

Between March 5, 2019 and March 7, 2019, NeuBase entered into irrevocable commitment letters with certain accredited investors, pursuant to which, such investors irrevocably committed to purchase shares of NeuBase common stock immediately prior to the merger in a private placement transaction for an aggregate purchase price of approximately $8.4 million.

F-B-11

NEUBASE THERAPEUTICS, INC.

F-B-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Neubase Therapeutics, Inc.

Pittsburgh, PA

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Neubase Therapeutics, Inc. (the “Company”) as of September 30, 2018, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the period from August 28, 2018 (inception) to September 30, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018, and the results of its operations and its cash flows for the period from August 28, 2018 (inception) to September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company's auditor since 2018.

Houston, Texas

March 7, 2019

F-B-13

NEUBASE THERAPEUTICS, INC.

Balance Sheet

September 30,
2018
ASSETS
CURRENT ASSETS
Cash	$249,600
Other current assets	1

Total Current Assets	249,601

TOTAL ASSETS	$249,601

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable and accrued expenses	$41,497

Total Current Liabilities	41,497

LONG TERM LIABILITIES
Convertible Note Payable	250,000

Total Long-term Liabilities	250,000

TOTAL LIABILITIES	291,497

STOCKHOLDERS’ EQUITY (DEFICIT)
Common Stock; 15,000,000 shares authorized, $0.00001 par value, 5,620,000 shares issued and outstanding	56
Accumulated deficit	(41,952)

Total Stockholders’ Equity (Deficit)	(41,896)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$249,601

The accompanying notes are an integral part of these financial statements.

F-B-14

NEUBASE THERAPEUTICS, INC.

Statement of Operations

For the Period From August 28, 2018 (Inception) to
September 30,
2018
OPERATING EXPENSES

General and administrative	$28,393
Research and development	$12,819
TOTAL OPERATING EXPENSES	41,212

LOSS FROM OPERATIONS	(41,212)

OTHER INCOME (EXPENSE)
Interest expense	$(740)
Total Other Expense	(740)

NET LOSS	$(41,952)

BASIC AND DILUTED LOSS PER SHARE	$(0.01)

WEIGHTED AVERAGE SHARES OUTSTANDING:
BASIC AND DILUTED	4,120,000

The accompanying notes are an integral part of these financial statements.

F-B-15

NEUBASE THERAPEUTICS, INC.

Statement of Stockholders’ Equity (Deficit)

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance, August 28, 2018 (Inception)	—	$—	$—	$—	$—

Common stock issued for cash	5,620,000	56	—	—	56
Net loss for the period ended September 30, 2018	—	—	—	(41,952)	(41,952)
Balance, September 30, 2018	5,620,000	$56	$—	$(41,952)	$(41,896)

The accompanying notes are an integral part of these financial statements.

F-B-16

NEUBASE THERAPEUTICS, INC.

Statement of Cash Flows

For the period from August 28, 2018 (Inception) to
September 30,
2018
OPERATING ACTIVITIES
Net loss	$(41,952)
Adjustments to reconcile net loss to net cash used by operating activities:
Changes in operating assets and liabilities
Accounts payable and accrued expenses	41,497

Net Cash Used in Operating Activities	(455)

FINANCING ACTIVITIES
Proceeds from note payable	250,000
Proceeds from sale of shares to founders	55

Net Cash Provided by/ (Used in) Financing Activities	250,055

NET CHANGE IN CASH	249,600
CASH AT BEGINNING OF PERIOD	—

CASH AT END OF PERIOD	$249,600

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
NON CASH FINANCING ACTIVITIES:
Unpaid stock subscription	$1

The accompanying notes are an integral part of these financial statements.

F-B-17

NeuBase Therapeutics, Inc.

Notes to Financial Statements

September 30, 2018

NOTE 1 – DESCRIPTION OF BUSINESS

NeuBase Therapeutics, Inc. (“we,” “us,” “our,” NeuBase”) is developing its modular peptide-nucleic acid antisense oligonucleotide (PATrOL™) platform to address genetic diseases caused by mutant proteins with a single, cohesive approach. The systemically-deliverable PATrOL therapies aim to improve upon current gene silencing treatments by combining the advantages of synthetic approaches with the precision of antisense technologies. NeuBase intends to use its platform to address repeat expansion disorders, with an initial focus on Huntington’s Disease and Myotonic Dystrophy, as well as other dominant genetic disorders. NeuBase was incorporated on August 28, 2018 and has a fiscal year end of September 30.

NOTE 2 – GOING CONCERN

To date, NeuBase has no revenue, has incurred a net loss for the period of $41,952, and management expects continuing operating losses and negative cash outflows in the future. These factors raise substantial doubt about NeuBase’s ability to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. Management may seek additional funds through equity or debt financings or through collaboration, merger, or other sources. NeuBase may be unable to obtain equity or debt financings or enter into revenue-generating collaboration or licensing transactions or merger transactions. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

NeuBase prepared the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America, or GAAP.

F-B-18

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

NeuBase considers all highly-liquid investments purchased with short term maturities to be cash equivalents. NeuBase had no cash equivalents as of September 30, 2018.

Fair Value of Financial Instruments

In accordance with ASC 820, the carrying value of cash and cash equivalents, accounts payable and notes payable approximates fair value due to the short-term maturity of these instruments. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own beliefs about the assumptions that market participants would use in pricing the asset or liability, based on the best information available in the circumstances.

There are no assets and liabilities that are measured and recognized at fair value on a recurring basis as of September 30, 2018.

Research and Development

Research and development expenses are expensed in the statement of operations as incurred in accordance with FASB ASC 730, Research and Development. Research and development expenses include patent and legal fees. NeuBase incurred research and development expenses of $12,819 from inception through September 30, 2018.

Share-Based Compensation

NeuBase follows the provisions of ASC 718, “Share-Based Payments”, which requires all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values and also allows for nonpublic entities to apply the calculated value method in certain instances. NeuBase uses the Black Scholes pricing model for determining the fair value of stock options and the stock price on the date of issuance to determine the fair value of restricted stock awards. In accordance with ASC 505, equity instruments issued to non-employees for goods or services are accounted for at fair value and are marked to market until service is complete or a performance commitment date is reached, whichever is earlier.

Stock-based compensation expense is recognized in NeuBase’s financial statements on a straight-line basis over the awards’ vesting periods. The stock-based compensation awards generally vest over a period of up to ten years.

Income Taxes

NeuBase accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. This method requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The charge for taxation is based on the results for the year as adjusted for items which are nonassessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

F-B-19

In July, 2006, the FASB issued ASC 740, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a return. ASC 740 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. Under this pronouncement, NeuBase recognizes the financial statement benefit of a tax position only after determining that a position would more likely than not be sustained based upon its technical merit if challenged by the relevant taxing authority and taken by management to the court of the last resort. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon settlement with the relevant tax authority.

NeuBase’s policy is to recognize both interest and penalties related to unrecognized tax benefits in income tax expense. Interest and penalties on unrecognized tax benefits expected to result in payment of cash within one year are classified as accrued liabilities, while those expected beyond one year are classified as other liabilities.

The Tax Cuts and Jobs Act (the “Act”) was enacted on December 22, 2017. The Act reduces the US federal corporate tax rate from 35% to 21%, and among other changes, eliminates net operating loss carrybacks for losses arising in taxable years beginning after December 31, 2017. Further, operating losses arising in tax years after December 31, 2017, are carried forward indefinitely. The Act did not result in any material changes to the financial statements or results of operations.

NeuBase files income tax returns in the U.S. federal tax jurisdiction and various state tax jurisdictions.

Related Parties

NeuBase follows the provisions of ASC 850, “Related Party Disclosures”, which requires the nature of the relationship, a description of the transactions, and amounts including transactions which no amounts or nominal amounts were ascribed, and periods of the transactions to be disclosed.

A party is considered to be related to us if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with us. Related parties also include our principal owners, our management, members of the immediate families of our principal owners and our management and other parties with which we may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties, or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests, is also a related party.

Loss Per Share

Basic loss per common share is computed by dividing losses attributable to common shareholders by the weighted-average number of shares of common stock outstanding during the period. Diluted loss per common share is computed by dividing losses attributable to common shareholders by the weighted-average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if potentially dilutive securities had been issued. Potentially dilutive securities include outstanding stock options and warrants.

For the period ended September 30, 2018, there were no potentially dilutive securities (warrants or options), and therefore, we have not performed a diluted loss per share calculation in 2018.

Recent Accounting Pronouncements

NeuBase has implemented all new relevant accounting pronouncements that are in effect through the date of these financial statements. The pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and NeuBase does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NeuBase has decided to early adopt the amendments in ASU 2017-11 “Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): “(Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Companies and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception.” (ASU 2017-11) effective at the Company’s inception date.

F-B-20

NOTE 4 – EQUITY

Common Stock

NeuBase’s Board of Directors has the authority to issue up to 15,000,000 shares of common stock, $0.00001 par value per share. At September 30, 2018, NeuBase had sold 5,620,000 shares of restricted common stock to NeuBase’s founders and other employees and service providers for gross proceeds of $55 and a subscription receivable of $1. The restricted stock issued to NeuBase’s employees may be repurchased by NeuBase for a 36 month period following the purchase of the restricted common stock, subject to the amount available for repurchase, in the event the purchaser is no longer providing services to NeuBase. Shares subject to repurchase may be repurchased by NeuBase at a price per share equal to the lesser of (i) the fair market value of the shares at the time the repurchase option is exercised, as determined by NeuBase’s Board of Directors and (ii) the original purchase price. NeuBase may exercise its repurchase option as to any or all of the shares available for repurchase at any time after the restricted stock purchaser ceases to provide services to NeuBase.

Equity Incentive Plan

The Board of Directors has the authority to issue up to 4,400,000 stock options, stock appreciation rights and restricted shares of common stock pursuant to NeuBase’s 2018 Equity Incentive Plan (the “Plan”). As of September 30, 2018, there were no options or other securities issued under the Plan.

NOTE 5 – NOTES PAYABLE

On September 12, 2018, NeuBase issued a convertible promissory note in the principal amount of $250,000 to an investor. The note is subject to annual interest of 6% and matures on September 11, 2020. The outstanding principal and accrued interest of the note automatically converts to equity at a 10% discount to the price per share paid by other purchasers of preferred or common stock in a qualified financing of at least $5,000,000. During the period ended September 30, 2018, NeuBase has accrued interest of $740 under the note.

NeuBase has decided to early adopt the amendments in ASU 2017-11 related to the accounting classification of financial instruments that include down round features. As a result of the early adoption of ASU 2017-11, NeuBase determined that the contingent conversion option does not qualify for derivative accounting. Neubase also evaluated the convertible note for a beneficiation conversion feature and determined that none exists as of the date the note was issued.

NOTE 6 – RELATED PARTY TRANSACTION

From inception through the period ended September 30, 2018, NeuBase utilized the services of LifeX Labs LLC (“LifeX”). Dietrich Stephan, NeuBase’s CEO, was the CEO and a director of LifeX during this period. These services included accounting consultation and office space rental. During the period ended September 30, 2018, NeuBase accrued $1,575 for LifeX’s services.

NOTE 7 – SUBSEQUENT EVENTS

NeuBase evaluated subsequent events through March 7, 2019, the date of which these statements were available for issuance and identified the following:

On December 17, 2018, NeuBase entered into a License Agreement with Carnegie Mellon University (the “CMU License Agreement”). Under the CMU License Agreement, Carnegie Mellon granted NeuBase an exclusive, world-wide right to the PATrOL™ technology, with nine patents and patent applications covering composition of matter and field of use of the platform.

As partial consideration for the license right, NeuBase issued and delivered to Carnegie Mellon 820,000 shares of common stock of NeuBase, which constituted 8.2% of the then fully-diluted capitalization of NeuBase. Further, as partial consideration for the license right, NeuBase issued a warrant to Carnegie Mellon, exercisable only upon the earlier of (i) the day that NeuBase receives cumulative capital funding or revenues equal to $2 million or (ii) 30 days prior to any change of control event that provides for the issuance of shares, for a number of shares of NeuBase Common Stock sufficient such that when added to the 820,000 shares of NeuBase common stock, Carnegie Mellon holds in the aggregate an amount equal to 8.2% of the fully-diluted capitalization of NeuBase; provided, however, that for purposes of calculating 8.2%, only the first $2 million of capital funding shall be considered in the determination of NeuBase’s fully-diluted capitalization. Under the CMU License Agreement, Carnegie Mellon has preemptive rights with respect to certain future sales of securities by NeuBase for capital-raising purposes, “piggyback” registration rights and co-sale rights with respect to certain resales of shares of NeuBase by NeuBase’s stockholders.

F-B-21

Pursuant to the CMU License Agreement, NeuBase must achieve certain milestones to demonstrate certain developments of the licensed product. NeuBase may obtain one six-month extension to meet each milestone with a nominal payment to Carnegie Mellon. Further, subject to certain conditions, NeuBase will pay to Carnegie Mellon royalties at a percentage of net sales in the low single digits and sublicensing fees. NeuBase determined the value of the license rights to be $1,488,301, which is equivalent to the fair value of the shares and warrants issued as consideration, and was recorded during the three months ended December 31, 2018.

On December 30, 2018, NeuBase granted options to purchase an aggregate of 3,275,000 shares of common stock to an executive officer and a consultant. The options vest in equal monthly installments over a period of forty-eight months and twenty-four months, respectively, from the vesting commencement dates. The options have an exercise price of $0.001 per share and expire ten years from the grant dates.

On January 2, 2019, NeuBase, Ohr Pharmaceutical, Inc. (“Ohr Pharmaceutical”), and Ohr Acquisition Corp. entered into a merger agreement, pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the merger agreement, Ohr Acquisition Corp. will merge with and into NeuBase with NeuBase becoming a wholly-owned subsidiary of Ohr Pharmaceutical and the surviving corporation of the merger. The merger is intended to qualify for federal tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the merger agreement, at the effective time of the merger (the “Effective Time”) each outstanding share of NeuBase common stock, including shares of NeuBase capital stock issued in, or issued upon conversion, exercise or exchange of securities issued in the financing, will be converted into the right to receive the number of shares of Ohr Pharmaceutical common stock equal to the exchange ratio described below; each outstanding NeuBase stock option that has not previously been exercised prior to the Effective Time will be assumed by Ohr Pharmaceutical and become an option to purchase Ohr Pharmaceutical’s common stock; and the warrant to purchase shares of common stock of NeuBase will be converted into and become a warrant to purchase shares of Ohr Pharmaceutical’s common stock.

Under the exchange ratio formula in the merger agreement, as of immediately after the merger, the NeuBase securityholders as of immediately prior to the closing of the merger are expected to own approximately 80% of the aggregate number of shares of Ohr Pharmaceutical’s common stock issued and outstanding following the consummation of the merger, and the stockholders of Ohr Pharmaceutical as of immediately prior to the merger are expected to own approximately 20% of the aggregate number of post-closing shares. NeuBase anticipates that it will issue and sell not less than $4,000,000 (the gross proceeds received by NeuBase) of its equity securities (including securities convertible, exercisable or exchangeable into such equity securities) prior to the Effective Time. The NeuBase Allocation Percentage will be increased by 0.1% for every $100,000 that the NeuBase Proceeds exceeds $4,000,000, and the Ohr Pharmaceutical Allocation Percentage will be decreased by 0.1% for every $100,000 that the NeuBase exceeds $4,000,000. Immediately following the Effective Time, the name of “Ohr Pharmaceutical, Inc.” will be changed to “NeuBase Therapeutics, Inc.” The merger agreement contemplates that, immediately after the Effective Time, the board of directors will consist of five members, all of which will be designated by NeuBase. The executive officers of NeuBase immediately after the Effective Time will be designated by NeuBase, with NeuBase’s Chief Executive Officer, Dietrich Stephan, remaining as NeuBase’s Chief Executive Officer. The merger agreement contains customary representations, warranties and covenants made by NeuBase and Ohr Pharmaceutical including covenants relating to obtaining the requisite approvals of the stockholders of NeuBase and Ohr Pharmaceutical, indemnification of directors and the officers, and NeuBase and Ohr Pharmaceutical signing the merger agreement and the closing of the merger.

F-B-22

Consummation of the merger is subject to certain closing conditions, including among other things, approval by the stockholders of NeuBase and Ohr Pharmaceutical. The merger agreement contains certain termination rights for both NeuBase and Ohr Pharmaceutical, and further provides that, upon termination of the merger agreement under specified circumstances, NeuBase may be required to pay Ohr Pharmaceutical a termination fee of $250,000 or Ohr Pharmaceutical may be required to pay NeuBase a termination fee of $250,000. In accordance with the terms of the merger agreement, the officers and directors of Ohr Pharmaceutical have each entered into a support agreement with Ohr Pharmaceutical and NeuBase, and the officers, directors and certain affiliated stockholders of NeuBase have each entered into a support agreement with NeuBase and Ohr Pharmaceutical. The support agreements place certain restrictions on the transfer of the shares of NeuBase and Ohr Pharmaceutical held by the respective signatories thereto and include covenants as to the voting of such shares in favor of approving the transactions contemplated by the merger agreement and against any actions that could adversely affect the consummation of the merger concurrently with the execution of the merger agreement, the officers and directors of Ohr Pharmaceutical, and the officers, directors and certain stockholders of NeuBase, each entered into lock-up agreements pursuant to which they have agreed, among other things, not to sell or dispose of any shares of Ohr Pharmaceutical common stock which are or will be beneficially owned by NeuBase at the Effective Time until the date that is 90 days after the Effective Time.

On January 2, 2019, NeuBase entered into a consulting agreement with Tribal Capital Markets, LLC, for services to be provided to NeuBase. Pursuant to the agreement, the consultants purchased 1,489,412 shares of restricted common stock for gross proceeds of $1,489. The restricted stock may be repurchased by the company for a 36 month period following the purchase of the restricted common stock, subject to the amount available for repurchase, in the event the consulting agreement is terminated. Shares subject to repurchase may be repurchased by NeuBase at a price per share equal to the lesser of (i) the fair market value of the shares at the time the repurchase option is exercised, as determined by NeuBase’s board of directors and (ii) the original purchase price. The Company may exercise its repurchase option as to any or all of the shares available for repurchase at any time after the consulting agreement is terminated.

On January 8, 2019, LifeX terminated the agreement with NeuBase, and accordingly, NeuBase has no remaining obligations from the agreement. Through the termination date, $8,995 was paid to LifeX for services.

On January 21, 2019, NeuBase issued a convertible promissory note in the amount of $250,000 to a related party. The note is subject to annual interest of 6% and matures on January 21, 2021. The outstanding principal and accrued interest of the note automatically converts to equity at a 10% discount to the price per share paid by other purchasers of preferred or common stock in a qualified financing of at least $2,000,000.

On January 30, 2019, NeuBase issued an additional convertible promissory note in the amount of $250,000 to an investor. The note is subject to annual interest of 6% and matures on January 30, 2021. The outstanding principal and accrued interest of the Note automatically converts to equity, at a 10% discount to the price per share paid by other purchasers of preferred or common stock in a qualified financing of at least $2,000,000.

On February 4, 2019, NeuBase issued an additional convertible promissory note in the amount of $100,000 to an investor. The note is subject to 6% interest and mature on February 3, 2021. The outstanding principal and accrued interest of the Note automatically converts to equity, at a 10% discount to the price per share paid by other purchasers of preferred or common stock in a qualified financing of at least $2,000,000.

Between March 5, 2019 and March 7, 2019, NeuBase entered into irrevocable commitment letters with certain accredited investors, pursuant to which, such investors irrevocably committed to purchase shares of NeuBase common stock immediately prior to the merger in a private placement transaction for an aggregate purchase price of approximately $8.4 million.

F-B-23

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

BY AND AMONG

OHR PHARMACEUTICAL, INC.

OHR ACQUISITION CORP.

AND

NEUBASE THERAPEUTICS, INC.

Dated as of January 2, 2019

A-1

A-2

A-3

A-4

Exhibits

Exhibit A	Certain Definitions
Exhibit B-1	Form of Company Support Agreement
Exhibit B-2	Form of Parent Support Agreement
Exhibit C-1	Form of Certificate of Merger
Exhibit C-2	Form of Company Certificate of Incorporation
Exhibit D	Parent Amended and Restated Charter
Exhibit E	Form of FIRPTA Notice
Exhibit F-1	Form of Company Lock-Up Agreement
Exhibit F-2	Form of Parent Lock-Up Agreement

A-5

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, is made and entered into as of January 2, 2019 (this “Agreement”), by and among OHR PHARMACEUTICAL, INC., a Delaware corporation (“Parent”), OHR ACQUISITION CORP., a Delaware corporation (“Merger Sub”), and NeuBase Therapeutics, Inc., a Delaware corporation (“Company”). Parent, Merger Sub and Company are each a “Party” and referred to collectively herein as the “Parties.” Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS:

WHEREAS, this Agreement contemplates a merger of Merger Sub with and into Company, with Company remaining as the surviving entity after the merger (the “Merger”), whereby the Company Stockholders will receive Parent Common Stock in exchange for their Company Capital Stock;

WHEREAS, the Parties intend, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder, and to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code;

WHEREAS, pursuant to the terms and conditions of this Agreement, the holders of the outstanding equity of Company immediately prior to the Effective Time will own approximately 80% of the outstanding equity of Parent immediately following the Effective Time and the holders of the outstanding equity of Parent immediately prior to the Merger will own approximately 20% of the outstanding equity of Parent immediately following the Effective Time, subject to adjustment as provided herein;

WHEREAS, the board of directors of Parent (i) has determined that the Merger is fair to, and in the best interests of, Parent and its stockholders, (ii) has approved this Agreement, the Merger, the issuance of shares of Parent Common Stock to the Company Stockholders pursuant to the terms of this Agreement, the change of control of Parent, and the other actions contemplated by this Agreement, and (iii) has determined to recommend that the Parent Stockholders vote to approve the Parent Stockholder Approval Matters;

WHEREAS, the board of directors of Merger Sub (i) has determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder, (ii) has approved this Agreement, the Merger, and the other actions contemplated by this Agreement and has deemed this Agreement advisable, and (iii) has determined to recommend that its sole stockholder vote to adopt this Agreement and thereby approve the Merger and such other actions as contemplated by this Agreement;

WHEREAS, the board of directors of Company (i) has determined that the Merger is advisable and fair to, and in the best interests of, Company and its stockholders, (ii) has approved this Agreement and the Financing, the Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable, and (iii) has determined to recommend that the Company Stockholders vote to approve the Company Stockholder Matters;

A-6

WHEREAS, as a condition to the willingness of, and an inducement to Parent to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Company Support Agreement Signatories is entering into a support agreement, in favor of Parent, in substantially the form of Exhibit B-1 attached hereto (the “Company Support Agreements”), under which the Company Support Agreement Signatories will, among other things, agree, with respect to a portion of the shares of Company Capital Stock held thereby, to vote as stockholders in favor of the Company Stockholder Matters pursuant to the terms and conditions of the Company Support Agreements;

WHEREAS, as a condition to the willingness of, and an inducement to Company to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Parent Support Agreement Signatories is entering into a support agreement, in favor of Company, in substantially the form of Exhibit B-2 attached hereto, under which the Parent Support Agreement Signatories will, among other things, agree to recommend to the stockholders to vote in favor of the Merger and the Parent Stockholder Approval Matters;

WHEREAS, as a condition to the willingness of, and an inducement to Parent to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Company Lock-up Signatories is entering into a lock-up agreement, in substantially the form of Exhibit F-1 attached hereto (the “Company Lock-up Agreements”) with respect to a portion of the shares of Parent Common Stock held thereby from time to time; and

WHEREAS, as a condition to the willingness of, and an inducement to Company to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Parent Lock-up Signatories is entering into a lock-up agreement, in substantially the form of Exhibit F-2 attached hereto (the “Parent Lock-up Agreements”) with respect to a portion of the shares of Parent Common Stock held thereby from time to time.

AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein contained, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1

THE MERGER

1.1          The Merger. Subject to and upon the terms and conditions of this Agreement and the General Corporation Law of the State of Delaware (“DGCL”), Merger Sub will be merged with and into Company at the Effective Time. From and after the Effective Time, the separate corporate existence of Merger Sub will cease, and Company will continue as the surviving corporation. Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

A-7

1.2          Closing; Effective Time. Unless this Agreement has been terminated and the transactions herein contemplated have been abandoned pursuant to Section 7.1, and subject to the satisfaction or waiver of the conditions set forth in ARTICLE 6, the consummation of the Merger (the “Closing”) will take place at the offices of Troutman Sanders LLP, 875 Third Avenue, New York, NY 10022, at 10:00 a.m. on a date to be specified by the Parties which will be no later than three (3) Business Days after satisfaction or waiver of the conditions set forth in ARTICLE 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such conditions), or at such other time, date and place as Parent and Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”. On the Closing Date, the Parties will cause the Merger to be consummated by executing and filing a Certificate of Merger in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”), in substantially the form of Exhibit C-1 attached hereto, together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL. The Merger will become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.3          Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in Section 259 and the other applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

1.4          Certificate of Incorporation; Bylaws; Parent Name Change. Unless otherwise determined by Parent and Company:

(a)               the certificate of incorporation of Company will be amended and restated at the Effective Time to read in its entirety as set forth on Exhibit C-2 hereto, and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation;

(b)               the bylaws of Company will be amended and restated to read in the form of the bylaws of Merger Sub, as in effect on the date hereof and, as so amended and restated, will be the bylaws of the Surviving Corporation until thereafter amended as provided by the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws; and

(c)                following the Merger, Parent will amend its certificate of incorporation and take all other actions necessary to cause its name to be changed to “NeuBase Therapeutics, Inc.”.

A-8

1.5          Directors and Officers of the Surviving Corporation. Unless otherwise determined by Parent and Company, the Parties will take all action such that:

(a)               the board of directors of the Surviving Corporation immediately after the Effective Time will consist of five (5) members with Company designating all of the members; and

(b)               Company shall determine the officers for Parent immediately following the Effective Time, with the CEO of Company as the CEO of Parent immediately following the Effective Time.

1.6          Conversion of Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Company, any stockholder of Company or any other Person:

(a)               Conversion of Company Capital Stock. Each share of Company Capital Stock issued and outstanding immediately prior to, and contingent upon the occurrence of, the Effective Time, including shares of Company Capital Stock issued in, or issued upon conversion, exercise or exchange of securities issued in, the Additional Company Funding (excluding any shares to be canceled pursuant to Section 1.6(c), and after giving effect to the Convertible Notes Conversion) will be converted, subject to Sections 1.6(h) and 1.7, into and represent the right to receive such number of shares of validly issued, fully paid and nonassessable shares of common stock of Parent, $0.0001 par value per share (“Parent Common Stock”), as is equal to the Exchange Ratio, and cash in lieu of any fractional shares of Parent Common Stock to be issued or paid in consideration therefor (the “Merger Consideration”).

(b)               Merger Sub Common Stock. Each share of Merger Sub Common Stock then outstanding will be converted into one share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares will, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(c)                Cancellation. Each share of Company Capital Stock held in the treasury of Company and each share of Company Capital Stock owned by Parent or by any direct or indirect wholly owned Subsidiary of Company or Parent immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and extinguished without any conversion thereof and without payment of any consideration therefor and cease to exist.

(d)               Company Options. Each of the Company Options under the Company Option Plan that is outstanding and unexercised as of immediately prior to the Effective Time will be subject to Section 5.17. Prior to the Closing Date, Parent and Company will take all actions necessary to effect the transactions contemplated by this Section 1.6(d) under applicable Legal Requirements for all such Company Options, including delivering all notices required thereby and, if required, entering into termination agreements with the holders of such Company Options. In addition, promptly after the date of this Agreement, and in any event within ten (10) Business Days before the Effective Time, and subject to the review and approval of Parent, Company shall deliver notice to all holders of Company Options setting forth such holders’ rights pursuant to this Agreement.

A-9

(e)                Company Warrant. The Company Warrant will be subject to Section 5.18.

(f)                Company Convertible Notes. Contingent on and effective immediately prior to the Effective Time, the Company Convertible Notes shall be treated in accordance with the terms of the relevant agreements governing the Company Convertible Notes and converted into Company Common Stock (the “Convertible Notes Conversion”) and treated in accordance with Section 1.6(a).

(g)               Adjustments to Exchange Ratio. The Exchange Ratio and the price paid for fractional shares pursuant to Section 1.6(h) below will be appropriately adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Capital Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock or Company Capital Stock occurring after the date hereof and prior to the Effective Time.

(h)               Fractional Shares. No fraction of a share of Parent Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. Company Stockholders will not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of Parent with respect to any such fraction of a share that would have otherwise been issued to such Company Stockholder. Any Company Stockholder who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) will, in lieu of such fraction of a share and upon surrender of such holders’ Company Stock Certificate(s), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the average of the closing sale prices of Parent Common Stock as quoted on the Nasdaq Capital Market for the ten (10) consecutive trading days ending with the trading day immediately preceding the date of the signing of this Agreement (as adjusted pursuant to Section 1.6(g)).

(i)                Restrictions. If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other Contract with Company or under which Company has any rights, then the shares of Parent Common Stock issued in exchange for such shares of Company Capital Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the book-entry representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. Company will take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other Contract.

1.7          Dissenting Shares. For purposes of this Agreement, “Dissenting Shares” means any shares of Company Capital Stock outstanding immediately prior to the Effective Time and held by a person who has not voted such shares in favor of the adoption of this Agreement and the Merger, has properly demanded appraisal for such shares in accordance with the DGCL and has not effectively withdrawn or forfeited such demand for appraisal. Notwithstanding anything to the contrary contained herein, Dissenting Shares will not be converted into a right to receive the Merger Consideration unless such holder fails to perfect or withdraws or otherwise loses its rights to appraisal or it is determined that such holder does not have appraisal rights in accordance with the DGCL. If after the Effective Time, such holder fails to perfect or withdraws or loses its right to appraisal, or if it is determined that such holder does not have appraisal rights, such shares will be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration set forth in Section 1.6(a) (if any). Company will give Parent prompt notice of any demands received by Company for appraisal of shares of Company Capital Stock, withdrawals of such demands, and any other instruments that relate to such demands received by Company. Prior to the Effective Time, Parent and Company shall jointly participate in all negotiations and proceedings with respect to such demands except as limited by applicable Legal Requirements. Except to the extent required by applicable Legal Requirements, prior to the Effective Time, each of Parent and Company shall not settle, make any payments with respect to, or offer to settle, any claim with respect to Dissenting Shares without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed) and following the Effective Time, the Surviving Corporation shall have the power to direct all negotiations and proceedings with respect to demands received by Parent or Company for appraisal rights and shall have the sole power to settle, make any payments with respect to, or offer to settle, any claim with respect to Dissenting Shares unless and to the extent required to do so under applicable Legal Requirements.

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1.8          Exchange Of Certificates.

(a)               Exchange Agent. On or prior to the Closing Date, Parent will select Standard Registrar & Transfer Company, Inc., Parent’s transfer agent or another reputable bank or trust company reasonably acceptable to Company to act as exchange agent in connection with the Merger (the “Exchange Agent”). As soon as practicable after the Effective Time, Parent will issue and cause to be deposited with the Exchange Agent (i) non-certificated shares of Parent Common Stock represented by book-entry issuable pursuant to Section 1.6(a); and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.6(h). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b)               Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent will cause the Exchange Agent to mail to the record holders of Company Stock Certificates entitled to receive the Merger Consideration pursuant to Section 1.6(a): (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates will be effected, and risk of loss and title to Company Stock Certificates will pass, only upon delivery of such Company Stock Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for non-certificated shares of Parent Common Stock represented by book-entry issuable pursuant to Section 1.6(a). Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (A) the holder of such Company Stock Certificate will be entitled to receive in exchange therefor non-certificated shares of Parent Common Stock represented by book-entry equal to the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.6(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to Section 1.6(h)), and (B) the Company Stock Certificate so surrendered will be canceled. Until surrendered as contemplated by this Section 1.8(b), each Company Stock Certificate held by a Company Stockholder will be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock). From and after the Effective Time, holders of Company Stock Certificates shall cease to have any rights as stockholders of Company, except as provided in this Agreement or by applicable Legal Requirements. If any Company Stock Certificate will have been lost, stolen or destroyed, the Exchange Agent will require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

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(c)           Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate in accordance with this Section 1.8 (at which time such holder will be entitled, subject to the effect of applicable escheat or similar laws, to receive all such dividends and distributions, without interest).

(d)           Transfers of Ownership. If any shares of Parent Common Stock are to be issued in a name other than that in which the Company Stock Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Company Stock Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent or any Person designated by it any transfer or other taxes required by reason of the issuance of the shares of Parent Common Stock in any name other than that of the registered holder of the Company Stock Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

(e)           Unclaimed Portion of the Exchange Fund.

(i)                 Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date 180 days after the Effective Time will be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.8 will thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

(ii)               Neither Parent nor the Surviving Corporation will be liable to any holder or former holder of Company Capital Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

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(f)            Withholding Rights. Each of the Exchange Agent, Parent and the Surviving Corporation will be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Capital Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts will be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.9          Stock Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time (after giving effect to the Convertible Notes Conversion) will automatically be canceled and retired and cease to exist, and all holders of Company Capital Stock that were outstanding immediately prior to the Effective Time will cease to have any rights as stockholders of Company; and (b) the stock transfer books of Company will be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock will be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation or Parent, such Company Stock Certificate will be canceled and exchanged as provided in Section 1.8.

1.10        No Further Rights. The Merger Consideration delivered upon the surrender for exchange of Company Capital Stock in accordance with the terms of this Agreement will be deemed to have been issued in full satisfaction of all rights pertaining to such shares.

1.11        Tax Consequences. For United States federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The Parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) of the Treasury Regulations, and intend to file the statement required by Section 1.368-3(a) of the Treasury Regulations.

1.12        Additional Actions. If, at any time after the Effective Time, any further action is necessary, desirable or proper to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the Surviving Corporation and its proper officers and directors or their designees are fully authorized (to the fullest extent allowed under applicable Legal Requirements) to execute and deliver, in the name and on behalf of either Company or Merger Sub, all deeds, bills of sale, assignments and assurances and do, in the name and on behalf of Company or Merger Sub, all other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of Company or Merger Sub, as applicable, and otherwise to carry out the purposes of this Agreement.

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ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF COMPANY

Company represents and warrants to Parent and Merger Sub as follows (it being understood that each representation and warranty contained in this ARTICLE 2 is subject to: (a) the exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this ARTICLE 2 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such part or subpart of the Company Disclosure Schedule by reference to another part or subpart of the Company Disclosure Schedule; and (c) any exception or disclosure set forth in any other part or subpart of the Company Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure qualifies such representation and warranty):

2.1          Organization and Qualification; Charter Documents.

(a)         Company has no Subsidiaries and does not own any capital stock of, or any equity interest of any nature in, any other Entity. Company has not agreed nor is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(b)         Company is a corporation duly organized, validly existing and is in good standing under the laws of the State of Delaware and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(c)         Company (in jurisdictions that recognize the following concepts) is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, have a Company Material Adverse Effect.

(d)         Company has made available to Parent accurate and complete copies of: (a) the certificate of incorporation and bylaws of Company, including all amendments thereto; (b) the stock records of Company; and (c) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of Company, the board of directors of Company and all committees of the board of directors of Company. The books of account, stock records, minute books and other records of Company are accurate, up-to-date and complete in all material respects, and have been maintained in accordance with prudent business practices.

2.2          Capital Structure.

(a)         The authorized capital stock of Company consists of 15,000,000 shares of Company Common Stock, par value $0.00001 per share, of which 5,164,177 shares are issued and outstanding as of the date of this Agreement. No shares of capital stock are held in Company’s treasury. All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and were issued in compliance with all applicable federal and state securities Legal Requirements.

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(b)         As of the date of this Agreement, Company had reserved an aggregate of 3,275,000 shares of Company Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the Company Option Plan, under which options were outstanding for an aggregate of 3,275,000 shares of Company Common Stock, and no shares were reserved for issuance for future equity awards issuable under the Company Option Plan. All shares of Company Common Stock subject to issuance as aforesaid and subject to issuance upon conversion of the Company Convertible Notes and the Company Warrant, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable. Part 2.2(b) of the Company Disclosure Schedule lists each holder of Company Capital Stock and the number and type of shares of Company Capital Stock held by such holder, each outstanding Company Option, the name of the holder of such Company Option, the number of shares subject to such Company Option, the exercise price of such Company Option, the termination date of such Company Option, and whether the exercisability of such Company Option will be accelerated in any way by the transactions contemplated by this Agreement or for any other reason, indicating the extent of acceleration, if any, and, with respect to the Company Warrant, the holder thereof and the number and type of shares of Company Capital Stock subject to the Company Warrant, the exercise price of the Company Warrant, the termination date of the Company Warrant, and whether the exercisability of the Company Warrant will be accelerated in any way by the transactions contemplated by this Agreement or for any other reason, indicating the extent of acceleration, if any. Part 2.2(b) of the Company Disclosure Schedule lists the name of each holder of an outstanding Company Convertible Note, the issuance date of each such Company Convertible Note, the principal amount of each such Company Convertible Note and the maturity date of each such Company Convertible Note.

(c)         Except as set forth on Part 2.2(c) of the Company Disclosure Schedule: (i) none of the outstanding shares of Company Capital Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Capital Stock are subject to any right of first refusal in favor of Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of Company having a right to vote on any matters on which the Company Stockholders have a right to vote; (iv) there is no Contract to which Company is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Capital Stock. Except as set forth on Part 2.2(c) of the Company Disclosure Schedule, Company is under no obligation, nor is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Capital Stock or other securities. Part 2.2(c) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by Company with respect to shares of Company Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies each holder of such shares of Company Capital Stock, the date of purchase and number of such shares, the purchase price paid by such holder, the vesting schedule under which such repurchase rights lapse, and whether the holder of such shares filed an election under Section 83(b) of the Code with respect to such shares within thirty (30) days of purchase.

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2.3          Authority; Non-Contravention; Approvals.

(a)         Company has the requisite corporate power and authority to enter into this Agreement and, subject to Company Stockholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Company, the performance by Company of its obligations hereunder and the consummation by Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company, subject only to Company Stockholder Approval and the filing and recordation of the Certificate of Merger pursuant to the DGCL. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (“Company Stockholder Approval”) is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt this Agreement and approve the Merger and all other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of Company, enforceable in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by principles of equity regarding the availability of remedies.

(b)         Company’s board of directors, by resolutions duly adopted by vote at a meeting of all directors of Company duly called and held and, as of the date of this Agreement, not subsequently rescinded or modified in any way, has, as of the date of this Agreement (i) approved this Agreement and the Merger, and determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable, fair to, and in the best interests of Company and the Company Stockholders, and (ii) resolved to recommend that the Company Stockholders adopt this Agreement and approve the Merger and all other transactions contemplated by this Agreement.

(c)         The execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company will not, (i) conflict with or violate the certificate of incorporation or bylaws of Company, (ii) subject to obtaining the Company Stockholder Approval and compliance with the requirements set forth in Section 2.3(d), conflict with or violate any Legal Requirement applicable to Company or by which its properties is bound or affected, except for any such conflicts or violations that would not, individually or in the aggregate, have a Company Material Adverse Effect or would not prevent or materially delay the consummation of the Merger, or (iii) require Company to make any filing with or give any notice to a Person, to obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Company’s rights or alter the rights of obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Company pursuant to, any Contract to which Company is a party or by which Company or its properties are bound or affected (except, for purposes of this clause (iii), in the case of any Contract that is not a Company Contract, as would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially delay the Merger).

(d)         No material consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Body is required by or with respect to Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Proxy Statement with the Securities and Exchange Commission (“SEC”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (iii) the filing of a Form D Notice of Exempt Offering of Securities or other related filings in reliance on an exemption provided in Regulation D of the Securities Act of 1933, as amended (the “Securities Act”).

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2.4          Anti-Takeover Statutes Not Applicable. The board of directors of Company has taken all actions so that no state takeover statute or similar Legal Requirement applies or purports to apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other transactions contemplated by this Agreement. The board of directors of Company has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby Section 203 of the DGCL.

2.5          Company Financial Statements; No Undisclosed Liabilities.

(a)         The audited consolidated financial statements (including any related notes and schedules thereto) representing the financial condition of Company as of September 30, 2018 (collectively, the “Company Financials”) (i) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes and schedules thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act), (ii) fairly presented the consolidated financial position of Company as at the respective dates thereof and the consolidated results of its operations, cash flows and changes in stockholders’ equity in all material respects for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in nature or amount, and (iii) are consistent with, and have been prepared from, the books and records of Company. Company has not effected any securitization transactions or “off-balance sheet arrangements” (as defined in Item 303(c) of SEC Regulation S-K) since the date of the Company’s incorporation. The balance sheet of Company as of September 30, 2018 is hereinafter referred to as the “Company Balance Sheet”, and September 30, 2018 is hereinafter referred to as the “Company Balance Sheet Date”.

(b)         Company maintains a system of internal accounting controls comparable to those of similarly situated companies at a similar stage of development designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Company maintains internal controls over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

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(c)         Since inception, there have been no formal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Company, the board of directors of Company or any committee thereof. Since inception, neither Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Company, (ii) any fraud, whether or not material, that involves Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Company, or (iii) any claim or allegation regarding any of the foregoing.

(d)         Except as disclosed in the Company Financials, Company has no liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Company, except liabilities (i) provided for in the Company Balance Sheet, (ii) incurred in connection with the transactions contemplated in this Agreement, (iii) described on Part 2.5(d) of the Company Disclosure Schedule, (iv) set forth in any Company Contract or (v) incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices.

2.6          Absence Of Certain Changes Or Events. Since the date of the Company Balance Sheet through the date of this Agreement, Company has conducted its business only in the ordinary course of business consistent with past practice, and there has not been: (a) any event, including any damage to, destruction or loss of any asset of Company (whether or not covered by insurance), constituting or that would reasonably be expected to have a Company Material Adverse Effect, (b) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP or as disclosed in the notes to the Company Financials, (c) any revaluation by Company of any of its assets having a Company Material Adverse Effect, or writing off notes or accounts receivable other than in the ordinary course of business, or (d) any other action, event or occurrence that would have required the consent of Parent pursuant to Section 4.1 had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.7          Taxes.

(a)         Each income and other material Tax Return that Company was required to file under applicable Legal Requirements: (i) has been filed and (ii) is true and complete in all material respects. All material Taxes due and payable by Company have been paid, except to the extent such amounts are being contested in good faith by Company or are properly reserved for on the books or records of Company. No extension of time with respect to any date on which a Tax Return was required to be filed by Company is in force (except where such Tax Return was filed), and no waiver or agreement by or with respect to Company is in force for the extension of time for the payment, collection or assessment of any Taxes, and no request has been made by Company in writing for any such extension or waiver (except, in each case, in connection with any request for extension of time for filing Tax Returns). There are no liens for Taxes on any asset of Company other than liens for Taxes not yet due and payable, Taxes contested in good faith or that are otherwise not material and reserved against in accordance with GAAP. No material deficiency with respect to Taxes has been proposed, asserted or assessed in writing against Company which has not been fully paid or adequately reserved or reflected in the Company Financials.

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(b)         All material Taxes that Company has been required to collect or withhold have been duly collected or withheld and, to the extent required by applicable Legal Requirements when due, have been duly paid to the proper Governmental Body.

(c)         The unpaid Taxes of Company (i) did not, as of September 30, 2018, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the balance sheet of such date contained in the Company Financials, and (ii) do not exceed the reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Company in filing its Tax Returns. Since inception, Company has not incurred any liability for Taxes outside of the ordinary course of business or otherwise inconsistent with past custom or practice.

(d)         Company will not be required to include any material item of income in, or exclude any material item of deduction or credit from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, (v) deferred intercompany gain or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law), or (vi) election under Section 108(i) of the Code.

(e)         No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into by Company with any taxing authority or issued by any taxing authority to Company. There are no outstanding rulings of, or request for rulings with, any Governmental Body addressed to Company that are, or if issued would be, binding on Company.

(f)          Company is not a party to any Contract with any third party relating to allocating or sharing the payment of, or liability for, Taxes or Tax benefits (other than pursuant to customary provisions included in credit agreements, leases, and agreements entered with employees, in each case, not primarily related to Taxes and entered into in the ordinary course of business). Company has no liability for the Taxes of any third party under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirement) as a transferee or successor or otherwise by operation of Legal Requirements.

(g)         Company has not been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or of any group that has filed a combined, consolidated or unitary Tax Return under state, local or foreign Tax Legal Requirement (other than a group the common parent of which was Company).

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(h)         Company does not have any direct or indirect interest in any trust, partnership, corporation, limited liability company, or other “business entity” for United States federal income tax purposes. Company is and always has been a corporation taxable under subchapter C of the Code for United States federal income tax purposes, and has had comparable status under the Legal Requirements of any state, local or non-U.S. jurisdiction in which it was required to file any Tax Return at the time it was required to file such Tax Return. Company is not a “controlled foreign corporation” within the meaning of Section 957 of the Code or “passive foreign investment company” within the meaning of Section 1297 of the Code.

(i)          Company has not participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). Company has disclosed on its United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income Tax within the meaning of Section 6662 of the Code.

(j)          Company is not (and has not been for the five-year period ending at the Effective Time) a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the applicable Treasury Regulations.

(k)         Company does not have a permanent establishment in any country other than the United States, as defined in any applicable Tax treaty between the United States and such other country.

(l)          Company has not distributed stock of another Person, nor has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(m)        Company has not taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under Section 368 of the Code. To Company’s knowledge, there is no agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization under Section 368 of the Code.

2.8          Intellectual Property.

(a)

(i)           Part 2.8(a)(i) of the Company Disclosure Schedule lists all of the Patent Rights and all Trademark Rights owned solely by Company as of the date hereof, setting forth in each case, as applicable, the jurisdictions in which patents have been issued, patent applications have been filed, trademarks have been registered and trademark applications have been filed, along with the respective application, registration or filing number and prosecution history or subsequent registration activity thereof.

(ii)          Part 2.8(a)(ii) of the Company Disclosure Schedule lists, as of the date hereof, all of the Patent Rights and all Trademark Rights in which Company has any co-ownership interest, other than those owned solely by Company, setting forth in each case, as applicable, the jurisdictions in which patents have been issued, patent applications have been filed, trademarks have been registered and trademark applications have been filed, along with the respective application, registration or filing number and prosecution history or subsequent registration activity thereof.

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(iii)       Part 2.8(a)(iii) of the Company Disclosure Schedule lists all of the third-party Patent Rights and Trademark Rights in which Company has any exclusive right, title or interest, other than those owned solely or co-owned by Company.

(iv)         Part 2.8(a)(iv) of the Company Disclosure Schedule sets forth and describes each filing, payment and action that must be made or taken on or before the date that is 180 days after the date of this Agreement in order to maintain each the Patent Rights and Trademark Rights set forth in Part 2.8(a)(i), Part 2.8(a)(ii) and 2.8(a)(iii) of the Company Disclosure Schedule.

(b)           Part 2.8(b) of the Company Disclosure Schedule lists all Contracts in effect as of the date of this Agreement under which any third party has licensed, granted or conveyed to Company any right, title or interest in or to any Company IP Rights other than “shrink wrap” or “click through” license agreements accompanying widely available computer software that has not been modified or customized for Company. To Company’s knowledge, there are no breaches or defaults of, nor has Company received written notice of any disputes or threatened disputes concerning, any of such Contracts.

(c)           Part 2.8(c) of the Company Disclosure Schedule lists all Company Out Licenses. To Company’s knowledge, there are no breaches or defaults of, nor has Company received written notice of any disputes or threatened disputes concerning, any of such Contracts.

(d)           Company owns, co-owns or otherwise possesses legally enforceable rights in and to all Company IP Rights, free and clear of all Encumbrances. To the knowledge of Company, the Company IP Rights that are owned or co-owned by Company or exclusively licensed to Company (collectively, “Company Owned IP Rights”) are valid and enforceable except where any failure to own or have the right to use, or the right to bring actions, would not constitute a Company Material Adverse Effect. No third party is overtly challenging in writing the right, title or interest of Company in, to or under the Company Owned IP Rights, or the validity, enforceability or claim construction of any Patent Rights owned or co-owned or exclusively licensed to Company, and there is no opposition, cancellation, proceeding, objection or claim pending with regard to any Company Owned IP Rights and the Company Owned IP Rights are not subject to any outstanding order, judgment, decree or agreement materially and adversely affecting Company’s use thereof or its rights thereto. To the knowledge of Company, no valid basis exists for any of the foregoing challenges or claims. No act has been done or omitted to be done by Company, which has, had or could have the effect of dedicating to the public, or entitling any third party to cancel, forfeit, modify or consider abandoned, any Company IP Rights that are owned or co-owned by Company, or, except with respect to Contracts listed in Part 2.8(c) of the Company Disclosure Schedule, give any Person any ownership or license rights with respect thereto. All necessary registration, maintenance and renewal fees in respect of the Company Owned IP Rights have been paid and all necessary documents and certificates have been filed with the relevant Governmental Body for the purpose of maintaining such Company Owned IP Rights.

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(e)           Company has taken all reasonable measures to protect and maintain the confidentiality of the Trade Secrets included in the Company Owned IP Rights. Company has not divulged, furnished to or made accessible any of its Trade Secrets to any Person except pursuant to an enforceable written agreement to maintain the confidentiality of such Trade Secrets or in connection with the filing of an application to obtain patent protection for the embodiment of such Trade Secret, and Company otherwise takes and has taken reasonable measures to maintain the confidentiality of its Trade Secrets. All current and former officers and employees of, and consultants and independent contractors to, Company who have contributed to the creation or development of any Company IP Rights owned or co-owned by Company have assigned all of their respective ownership rights in such IP Rights to Company, and have executed and delivered to Company an agreement (containing no exceptions or exclusions from the scope of the coverage contained in Company’s applicable form agreement) regarding the assignment to Company, of any IP Rights arising from services performed for Company by such Persons, the current forms of which agreements have been made available in a data room or otherwise for review by Parent or its advisors. To the knowledge of Company, no current or former officers and employees of, or consultants or independent contractors to, Company have breached any material term of any such agreements.

(f)            To the knowledge of Company, with respect to third party Patent Rights and Trademark Rights, neither Company nor any of its current activities or products violates or otherwise conflicts with, or has infringed, misappropriated or violated any IP Rights of any third party, and Company has not received any written notice nor are any of them subject to any actual, or to the knowledge of Company, threatened proceedings, claiming or alleging any of the foregoing.

(g)           To the knowledge of Company, no Company Owned IP Rights are being infringed, misappropriated or unlawfully used by any third party nor has a third party previously infringed, misappropriated or unlawfully used any such Company Owned IP Rights.

(h)           Subject to Company obtaining the required consents pursuant to Section 6.2(c), neither the execution, delivery or performance of this Agreement by Company nor the consummation by Company of the transactions contemplated by this Agreement will contravene, conflict with or result in the imposition of any additional limitation on Company’s right, title or interest in or to any material Company IP Rights.

(i)            To the knowledge of Company, no funding, facilities, or personnel of any Governmental Body or any public or private university, college or other educational or research institution were used by Company to develop or create, in whole or in part, any Company Owned IP Rights.

(j)            Company is, and has at all times since its incorporation been, in material compliance with all Legal Requirements regarding the protection, storage, use and disclosure of Personal Data collected by Company.

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2.9          Compliance with Legal Requirements.

(a)           Company has not been and is not in conflict with, or in default or violation of (i) any Legal Requirement, order, judgment or decree applicable to Company or by which its properties is bound or affected, or (ii) any Contract to which Company is a party or by which Company or any of its properties is bound or affected, except for any immaterial conflicts, defaults or violations. No investigation or review by any Governmental Body is pending against Company, or to the knowledge of Company, threatened against Company, nor has any Governmental Body indicated to Company in writing an intention to conduct the same.

(b)           Company holds all permits, licenses, authorizations, variances, exemptions, orders and approvals from Governmental Bodies which are necessary to the operation of the business of Company (collectively, the “Company Permits”). Company is in compliance in all material respects with the terms of the Company Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Company, threatened, which seeks to revoke or limit any Company Permit. A true, complete and correct list of the Company Permits is set forth in Part 2.9(b) of the Company Disclosure Schedule. The rights and benefits of each Company Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Company immediately prior to the Effective Time. Company has provided Parent all Company Permits and correspondence from the FDA or other comparable Governmental Body.

(c)           To the knowledge of Company, Company and Persons acting in concert with and on behalf of Company:

(i)           have not used in any capacity the services of any individual or entity debarred, excluded, or disqualified under 21 U.S.C. Section 335a, 42 U.S.C. Section 1320a-7, 21 C.F.R. Section 312.70, or any similar laws, rules or regulations; and

(ii)          have not been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment, exclusion, or disqualification under 21 U.S.C. Section 335a, 42 U.S.C. Section 1320a-7, 21 C.F.R. Section 312.70, or any similar laws, rules regulations.

(d)           Neither Company, nor (to the knowledge of Company) any Representative of any of Company with respect to any matter relating to Company, has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment.

(e)           No product or product candidate manufactured, tested, distributed, held or marketed by or on behalf of Company has been recalled, withdrawn, suspended or discontinued (whether voluntarily or otherwise). At no time has Company received written notice that any Governmental Body or institutional review board or comparable body has commenced, or threatened to initiate, any proceeding seeking the recall, market withdrawal, suspension or withdrawal of approval, or seizure of any such product or product candidate; the imposition of material sales, marketing or production restriction on any such product or product candidate; or the suspension, termination or other restriction of preclinical or clinical research with respect to any such product candidate by or on behalf of Company, including any action regarding any investigator participating in any such research, nor is any such proceeding pending. Company has, prior to the execution of this Agreement, provided or made available to Parent all information about serious adverse drug experiences obtained or otherwise received by Company from any source, in the United States or outside the United States, including information derived from clinical investigations prior to any market authorization approvals, commercial marketing experience, postmarketing clinical investigations, postmarketing epidemiological/surveillance studies or registries, reports in the scientific literature, and unpublished scientific papers relating to any product or product candidate manufactured, tested, distributed, held or marketed by Company or any of their licensees in the possession of Company (or to which any of them has access), except for any adverse drug experiences that would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

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(f)           Neither Company, nor to the knowledge of Company, Persons acting in concert with or on behalf of Company or any officers, employees or agents of the same, has with respect to any product that is manufactured, tested, distributed, held or marketed by or on behalf of Company made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Body, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Body, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any other Governmental Body to invoke any similar policy.

(g)          All pre-clinical and clinical studies relating to product or product candidates, conducted by or on behalf of Company have been, or are being, conducted in all material respects in compliance with the applicable requirements of the FDA’s Good Laboratory Practice and Good Clinical Practice requirements, including regulations under 21 C.F.R. Parts 50, 54, 56, 58, 312 and applicable guidance documents, as amended from time to time, the Animal Welfare Act, and all applicable similar requirements in other jurisdictions, including all requirements relating to protection of human subjects participating in any such clinical studies; provided, however, that the foregoing representation and warranty is made only to Company’s knowledge with respect to clinical and pre-clinical studies conducted by any third party on behalf of Company.

(h)          Company has filed with the FDA, any other Governmental Body, and any institutional review board or comparable body, all required notices, supplemental applications, and annual or other reports, including adverse experience reports, with respect to each investigational new drug application or any comparable foreign regulatory application, related to the manufacture, testing, study, or sale of any of its products or product candidates, as applicable.

2.10        Legal Proceedings; Orders.

(a)          Except as set forth in Part 2.10(a) of the Company Disclosure Schedule, there is no pending Legal Proceeding, and (to the knowledge of Company) no Person has threatened to commence any Legal Proceeding: (i) that involves Company, any business of Company or any of the assets owned, leased or used by Company; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement. None of the Legal Proceedings identified in Part 2.10(a) of the Company Disclosure Schedule has had or, if adversely determined, would reasonably be expected to have or result in a Company Material Adverse Effect. To the knowledge of Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to give rise to or serve as a basis for the commencement of any Legal Proceeding of the type described in clause “(i)” or clause “(ii)” of the first sentence of this Section 2.10(a).

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(b)          There is no Order to which Company, or any of the assets owned or used by Company, is subject. To the knowledge of Company, no officer or other key employee of Company is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of Company.

2.11        Brokers’ And Finders’ Fees. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company.

2.12        Employee Benefit Plans.

(a)           Part 2.12(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of each plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation, retirement, pension, deferred compensation, loans, severance, separation, relocation, repatriation, expatriation, visas, work permits, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, profit sharing, fringe benefits, cafeteria benefits, medical benefits, life insurance, disability benefits, accident benefits, salary continuation, accrued leave, vacation, sabbatical, sick pay, sick leave, unemployment benefits or other benefits, whether written or unwritten, including each “voluntary employees’ beneficiary association”, under Section 501(c)(9) of the Code and each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), in each case, for active, retired or former employees, directors or consultants, which is currently sponsored, maintained, contributed to, or required to be contributed to or with respect to which any potential liability is borne by Company or any ERISA Affiliate of Company, (collectively, the “Company Employee Plans”). Neither Company nor, to the knowledge of Company, any other person or entity, has made any commitment to modify, change or terminate any Company Employee Plan, other than with respect to a modification, change or termination required by Legal Requirements. There are no loans by Company to any of its officers, employees, contractors or directors outstanding on the date hereof, except pursuant to loans under any Company Employee Plan intended to qualify under Section 401(k) of the Code, and there have never been any loans by Company subject to Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

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(b)           Company has made available to Parent true and complete copies of each of the Company Employee Plans and all material related plan documents, including trust documents, group annuity contracts, plan amendments, Insurance Policies or contracts, participant agreements, employee booklets, administrative service agreements, summary plan descriptions, compliance and nondiscrimination tests (including 401(k) and 401(m) tests) for the last three plan years, standard COBRA forms and related notices, registration statements and prospectuses and, to the extent still in its possession, any material employee communications relating thereto. With respect to each Company Employee Plan that is subject to ERISA reporting requirements, Company has made available in a data room for review by Parent copies of the Form 5500 reports filed for the last three (3) plan years. Company has made available in a data room for review by Parent the most recent Internal Revenue Service determination, advisory, notification or opinion letter (a “Determination Letter”) issued with respect to each such Company Employee Plan, as applicable, and to Company’s knowledge, nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any Company Employee Plan subject to Code Section 401(a). Company has made available in a data room for review by Parent all filings made by Company or any ERISA Affiliate of Company with any Governmental Body with respect to any Company Employee Plan to the extent relevant to any ongoing obligation or liability of Company, including any filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program.

(c)           Each Company Employee Plan is being, and has been, administered substantially in accordance with its terms and in material compliance with the requirements prescribed by any and all Legal Requirements (including ERISA and the Code). Company and each ERISA Affiliate are not in material default under or material violation of, and have no knowledge of any material default or material violation by any other party to, any of the Company Employee Plans. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable Determination Letter as to its qualified status under the Code, including all currently effective amendments to the Code, and the corresponding related exemption of its trust from United States federal income taxation under Section 501(a) of the Code, if applicable, or has applied to the Internal Revenue Service for such favorable Determination Letter within the remedial amendment period under Section 401(b) of the Code. None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person. Company has not engaged in, or participated in, any transaction which would be considered a non-exempt “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, and to Company’s knowledge, no other third-party fiduciary and/or party-in-interest has engaged in any such “prohibited transaction” with respect to any Company Employee Plan. Neither Company nor any ERISA Affiliate of Company is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Employee Plan. All contributions required to be made by Company or any ERISA Affiliate of Company to any Company Employee Plan have been timely paid or accrued on the Company Balance Sheet, if required under GAAP. With respect to each Company Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Section 4062, 4063 or 4041 or ERISA occurred. Each Company Employee Plan subject to ERISA has prepared in good faith and timely filed all requisite governmental reports, which were true and correct in all material respects as of the date filed, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No suit, administrative proceeding or action has been brought, or to the knowledge of Company is overtly threatened in communication with Company, against or with respect to any such Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or the United States Department of Labor (other than routine claims for benefits arising under such plans). There has been no amendment to, or written interpretation or announcement by Company or any ERISA Affiliate of Company regarding any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to that plan for the fiscal year ended September 30, 2018. None of the assets of Company or any ERISA Affiliate of Company is, or may reasonably be expected to become, the subject of any lien arising under Section 302 of ERISA or Section 412(n) of the Code. All contributions and payments to the Company Employee Plans are deductible under Section 162 or 404 of the Code. No assets of any Company Employee Plan are subject to a material amount of Tax as unrelated business taxable income under Section 511 of the Code, and no excise Tax could be imposed upon Company under Chapter 43 of the Code. With respect to the Company Employee Plans, no event has occurred and, to the knowledge of Company, there exists no condition or set of circumstances in connection with which Company would reasonably expect to be subject to any material liability (other than for liabilities with respect to routine benefit claims) under the terms of, or with respect to, such Company Employee Plans, ERISA, the Code or any other applicable Legal Requirement.

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(d)           Neither Company nor any ERISA Affiliate of Company has ever maintained, established, sponsored, participated in or contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code. Neither Company nor any ERISA Affiliate of Company has, as of the date of this Agreement, any actual or potential withdrawal liability (including any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

(e)           Neither Company nor any ERISA Affiliate of Company has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that is governed by ERISA and that provides benefits to employees (including any such plan pursuant to which a stop loss policy or contract applies).

(f)            With respect to each Company Employee Plan, Company is in material compliance with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and the regulations thereunder or any state Legal Requirement governing health care coverage extension or continuation; (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); and (iv) the applicable requirements of the Cancer Rights Act of 1998. Company has no material unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state Legal Requirement governing health care coverage extension or continuation.

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(g)           Each Company Employee Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been operated in good faith compliance with, or is otherwise exempt from, Section 409A of the Code. No outstanding stock right (as defined in Treasury Regulation 1.409A-1(l)) has been granted to any active, retired or former employees, directors or consultants that (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted, as determined by the board of directors of Company in good faith, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (iii) has been granted since the date of Company’s incorporation, with respect to any class of stock that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code). No compensation payable by Company or any ERISA Affiliate of Company will be or has been reportable as nonqualified deferred compensation in the gross income of any individual or entity as a result of the operation of Section 409A of the Code that would be subject to the excise and penalty taxes arising thereunder.

(h)           Other than as specifically contemplated by this Agreement or as otherwise required under applicable Legal Requirements, the consummation of the Merger will not (i) entitle any current or former employee or other service provider of Company or any ERISA Affiliate of Company to severance benefits or any other payment (including unemployment compensation, golden parachute, bonus or benefits under any Company Employee Plan); (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider; (iii) result in the forgiveness of any indebtedness; (iv) result in any obligation to fund future benefits under any Company Employee Plan; or (v) result in the imposition of any restrictions with respect to the amendment or termination of any of the Company Employee Plans. No benefit payable or that may become payable by Company pursuant to any Company Employee Plan in connection with the transactions contemplated by this Agreement or as a result of or arising under this Agreement will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent or Surviving Corporation other than ordinary administration expenses typically incurred in a termination event.

(i)            Company is not a party to any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Company that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any material amount that would be subject to the deductibility limits of Section 404 of the Code.

(j)            Company does not sponsor, contribute to or have any liability with respect to any employee benefit plan, program or arrangement that provides benefits to non–resident aliens with no United States source income outside of the United States.

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(k)           With respect to each Company Employee Plan that is an “employee welfare benefit plan” within the meaning of Section 3(2) of ERISA, other than any health care reimbursement plan under Section 125 of the Code, all claims incurred (including claims incurred but not reported) by employees, former employees and their dependents thereunder for which Company is, or will become, liable are (i) insured pursuant to a contract of insurance whereby the insurance company bears any risk of loss with respect to such claims, (ii) covered under a contract with a health maintenance organization (an “HMO”) pursuant to which the HMO bears the liability for such claims, or (iii) reflected as a liability or accrued for on Company Financials for the fiscal year ended September 30, 2018.

2.13        Title to Assets; Condition Of Equipment.

(a)           Company owns, and has good, valid and marketable title to, all tangible assets purported to be owned by it, including: (x) all assets reflected on the Company Balance Sheet (except for inventory sold or otherwise disposed of in the ordinary course of business since the date of the Company Balance Sheet); and (y) all other assets reflected in the books and records of Company as being owned by Company. All of said assets are owned by Company free and clear of any Encumbrances, except for (i) any lien for current taxes not yet due and payable, (ii) minor liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Company, and (iii) liens described in Part 2.13(a) of the Company Disclosure Schedule. Company is the lessee of, and holds valid leasehold interests in, all assets purported to have been leased by it, including: (A) all assets reflected as leased on the Company Balance Sheet; and (B) all other assets reflected in the books and records of Company as being leased to Company, and Company enjoy undisturbed possession of such leased assets.

(b)           All material items of equipment and other tangible assets owned by or leased to Company are adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the business of Company in the manner in which such businesses are currently being conducted immediately prior to the Effective Time. Company does not own and has never owned any real property or any interest in real property. Part 2.13(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property leases to which Company is a party.

2.14        Environmental Matters.

(a)           No underground storage tanks and no amount of any substance that has been designated by any Governmental Body or by applicable federal, state or local Legal Requirement, to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, polychlorinated biphenyls, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, (a “Hazardous Material”), but excluding office and janitorial supplies, are present, as a result of the deliberate actions of Company, or, to Company’s knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Company currently or, to the knowledge of Company, formerly owned, operated, occupied or leased.

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(b)           Company has not transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials, under circumstances reasonably expected to give rise to any material liability or obligation under any environmental Legal Requirement in violation of any Legal Requirement in effect on or before the date hereof, and Company has not disposed of, transported, sold, or manufactured any product containing a Hazardous Material (collectively, “Hazardous Material Activities”) in violation of any Legal Requirement promulgated by any Governmental Body in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

(c)           Company currently holds all environmental approvals, permits, licenses, clearances and consents (the “Company Environmental Permits”) necessary for the conduct of Company’s Hazardous Material Activities and other businesses of Company as such activities and businesses are currently being conducted, except where the failure to so hold would not have a Company Material Adverse Effect.

(d)           No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, threatened concerning any Company Environmental Permit, Hazardous Material or any Hazardous Material Activity of Company. Company has received no written notice of, and there is no legal action pending, or to the knowledge of Company, threatened against Company which could involve Company in any environmental litigation or impose upon Company any environmental liability.

2.15        Labor Matters.

(a)           Part 2.15(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of all current employees of Company along with their position, hire date, the current and prior year actual compensation and annual rate of compensation (including base salary and the target amount of any bonuses to which such employee may be eligible). To Company’s knowledge, no key employee or group of employees has threatened to terminate employment with Company or has plans to terminate such employment.

(b)           Company is not a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. To Company’s knowledge, there has not been within the past three (3) years through the date hereof, nor is there pending on the date hereof (i) any strike, slowdown, picketing or work stoppage against Company by or with respect to any current employees of Company or former employees of Company or, or (ii) any organizational campaigns, petitions or other activities or proceedings of any labor union, workers’ council or labor organization against Company seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any current employees of Company or to compel Company to bargain with any such labor union, workers’ council or labor organization.

(c)           Company is not a party to any written or oral: (i) agreement with any current or former employee the benefits of which are contingent upon, or the terms of which will be materially altered by, the consummation of the Merger or other transactions contemplated by this Agreement; (ii) agreement with any current or former employee of Company providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof or for the payment of compensation in excess of $100,000 per annum; or (iii) agreement or plan the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, upon the consummation of the Merger.

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(d)           No employee of Company is in breach of any contact which imposes a restriction on the right or ability of such employee from (A) competing with any other Person; (B) developing, selling, supplying, distributing, offering, supporting or servicing any product or any technology or other asset to or for any other Person; (C) performing services for any other Person; or (D) transacting business with any other Person.

2.16        Company Contracts.

(a)           Except as set forth in Part 2.16 of the Company Disclosure Schedule, Company is not a party to and is not bound by:

(i)           any management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other similar Contract between: (i) Company or any of its ERISA Affiliates; and (ii) any active, retired or former employees, directors or consultants of Company or any of their ERISA Affiliates, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements or, in the case of consulting agreements, following the notice period required in the Contract) without any obligation on the part of Company or any of their ERISA Affiliates to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by Company under applicable foreign Legal Requirements;

(ii)         any Contract identified or required to be identified in Part 2.8(b), Part 2.8(c) or Part 2.13(b) of the Company Disclosure Schedule;

(iii)        any Contract with any distributor, reseller or sales representative;

(iv)         any Contract with any manufacturer, vendor, or other Person for the supply of materials or performance of services by such third party to Company in relation to the manufacture of Company’s products or product candidates;

(v)          any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(vi)         any Contract incorporating or relating to any guaranty, any warranty, any sharing of liabilities or any indemnity not entered into in the ordinary course of business, including any indemnification agreements between Company and any of its officers or directors;

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(vii)          any Contract imposing any material restriction on the right or ability of Company: (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person; (C) to solicit, hire or retain any Person as a director, an officer or other employee, a consultant or an independent contractor; (D) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person; (E) to perform services for any other Person; or (F) to transact business with any other Person;

(viii)         any agreement, Contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

(ix)           any Contract currently in effect or in effect at any time within the past five (5) years involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests or pursuant to which Company has continuing indemnification, guarantee, “earn-out” or other contingent payment obligations;

(x)            any Contract, mortgage, indenture, loan or credit agreement, security agreement or other agreement or instrument relating to the borrowing of money or extension of credit;

(xi)           any joint marketing or development agreement;

(xii)          any Contract that would reasonably be expected to have a material effect on the ability of Parent to perform any of its material obligations under this Agreement, or to consummate any of the transactions contemplated by this Agreement;

(xiii)         any Contract that provides for: (A) any right of first refusal, right of first negotiation, right of first notification or similar right with respect to any securities or assets of Company; or (B) any “no shop” provision or similar exclusivity provision with respect to any securities or assets of Company;

(xiv)         any Contract relating to collective bargaining;

(xv)          any Contract that requires a consent to or otherwise contains a provision relating to a “change of control;” or

(xvi)         any Contract that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $50,000 in the aggregate, or contemplates or involves the performance of services having a value in excess of $50,000 in the aggregate, other than any arrangement or agreement expressly contemplated or provided for under this Agreement.

(b)          Company has made available to Parent an accurate and complete copy of each Contract listed or required to be listed in Part 2.16 of the Company Disclosure Schedule (any such Contract, a “Company Contract”). Neither Company, nor to Company’s knowledge any other party to a Company Contract, has breached or violated in any material respect or materially defaulted under, or received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the Company Contracts. To the knowledge of Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to: (i) result in a violation or breach in any material respect of any of the provisions of any Company Contract; (ii) give any Person the right to declare a default in any material respect under any Company Contract; (iii) give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Company Contract; (iv) give any Person the right to accelerate the maturity or performance of any Company Contract; or (v) give any Person the right to cancel, terminate or modify any Company Contract. Each Company Contract is valid, binding, enforceable and in full force and effect except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

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2.17       Books And Records. The minute books of Company made available to Parent or counsel for Parent are the only minute books of Company and contain accurate summaries, in all material respects, of all meetings of directors (or committees thereof) and stockholders or actions by written consent since the time of incorporation of Company. The books and records of Company accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of Company and have been maintained in accordance with good business and bookkeeping practices.

2.18       Insurance.

(a)            Part 2.18(a) of the Company Disclosure Schedule sets forth each insurance policy (including fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies, bond and surety arrangements and director and officer insurance) (the “Insurance Policies”) to which Company is a party. To Company’s knowledge, such Insurance Policies are in full force and effect, maintained with reputable companies against loss relating to the business, operations and properties and such other risks as companies engaged in similar business as Company would, in accordance with good business practice, customarily insure. All premiums due and payable under such Insurance Policies have been paid on a timely basis and Company is in compliance in all material respects with all other terms thereof. True, complete and correct copies of such Insurance Policies have been made available to Parent.

(b)            There are no material claims pending as to which coverage has been questioned, denied or disputed. All material claims thereunder have been filed in a due and timely fashion and Company has not been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has Company received written notice from any insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated (which has not been remedied); or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.

2.19       Accounts Receivable. All accounts receivable of Company reflected on the Company Balance Sheet are valid, current and collectible (within thirty (30) days after the date on which it first became due and payable) without any counterclaim or set off. All accounts receivable of Company that have arisen since the Company Balance Sheet Date are valid, current and collectible (within thirty (30) days after the date on which it first became due and payable), without any counterclaim or set off.

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2.20        Suppliers; Effect Of Transaction.

(a)           Part 2.20(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of each supplier that supplies any significant product or service to Company. Since the Company Balance Sheet Date, there has not been: (i) any materially adverse change in the business relationship of Company with any supplier listed or required to be listed in Part 2.20(a) of the Company Disclosure Schedule; or (ii) any change in any material term (including credit terms) of the sales agreements or related agreements with any such supplier.

(b)           No creditor, supplier, employee, client, customer or other Person having a business relationship with Company has informed Company that such Person intends to materially change its relationship with Company because of the transactions contemplated by this Agreement or otherwise.

2.21        Government Contracts. Company has not been suspended or debarred from bidding on contracts with any Governmental Body, and no such suspension or debarment has been initiated or threatened. The consummation of the Merger and other transactions contemplated by this Agreement will not result in any such suspension or debarment of Company or Parent (assuming that no such suspension or debarment will result solely from the identity of Parent).

2.22        Interested Party Transactions. Except as set forth on Part 2.12(a) of the Company Disclosure Schedule, no event has occurred during the past three (3) years that would be required to be reported by Company as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K, if Company were required to report such information in periodic reports pursuant to the Exchange Act.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to Company as follows (it being understood that each representation and warranty contained in this ARTICLE 3 is subject to: (a) the exceptions and disclosures set forth in the part or subpart of the Parent Disclosure Schedule corresponding to the particular Section or subsection in this ARTICLE 3 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such part or subpart of the Parent Disclosure Schedule by reference to another part or subpart of the Parent Disclosure Schedule; and (c) any exception or disclosure set forth in any other part or subpart of the Parent Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure qualifies such representation and warranty or set forth in any part of the Parent SEC Documents to the extent it is incorporated by reference in the Parent Disclosure Schedule):

3.1          Organization and Qualification.

(a)            Part 3.1(a) of the Parent Disclosure Schedule identifies each Subsidiary of Parent and indicates its jurisdiction of organization. Neither Parent nor any of the Entities identified in Part 3.1(a) of the Parent Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(a) of the Parent Disclosure Schedule. None of the Acquiring Companies has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

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(b)            Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and Parent and Merger Sub have all necessary corporate power and authority: (i) to conduct their businesses in the manner in which their businesses are currently being conducted; (ii) to own and use their assets in the manner in which their assets are currently owned and used; and (iii) to perform their obligations under all Contracts by which they are bound.

(c)            Each of Parent and Merger Sub (in jurisdictions that recognize the following concepts) is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except as would not have and would not reasonably be expected to have or result in, individually or in the aggregate, a Parent Material Adverse Effect.

(d)            The copies of the certificate of incorporation and bylaws of Parent which are incorporated by reference as exhibits to Parent’s Annual Report on Form 10-K for the year ended September 30, 2018 are complete and correct copies of such documents and contain all amendments thereto as in effect on the date of this Agreement.

3.2          Capital Structure.

(a)            The authorized capital stock of Parent consists of 180,000,000 shares of Parent Common Stock, par value, $0.0001, of which 56,466,428 shares are issued and outstanding as of the close of business on the day prior to the date hereof, 15,000,000 shares of preferred stock, $0.0001 par value per share, of which 5,583,336 shares have been issued and subsequently converted and cancelled, and 9,416,664 shares remain available for issue (“Parent Preferred Stock”), of which no shares are issued and outstanding as of the close of business on the day prior to the date hereof. No shares of capital stock are held in Parent’s treasury. All outstanding shares of Parent Capital Stock are duly authorized, validly issued, fully paid and non-assessable and were issued in compliance with all applicable federal and state securities laws.

(b)            As of the date of this Agreement, Parent had reserved an aggregate of 5,833,334 shares of Parent Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the Parent Stock Option Plans, under which (i) options were outstanding for an aggregate of 3,132,500 shares, and no shares of Parent Common Stock, net of exercises, were reserved for issuance to holders of warrants to purchase Parent Common Stock upon their exercise. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable. Part 3.2(b) of the Parent Disclosure Schedule lists each outstanding Parent Option and Parent Warrant, the name of the holder of such Parent Option or Parent Warrant, the number of shares subject to such Parent Option or Parent Warrant, the exercise price of such Parent Option or Parent Warrant, and the termination date of such Parent Option or Parent Warrant and whether the exercisability of such Parent Option or Parent Warrant will be accelerated in any way by the transactions contemplated by this Agreement or for any other reason, indicating the extent of acceleration, if any.

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(c)            The shares of Parent Common Stock issuable as Merger Consideration, upon issuance on the terms and conditions contemplated in this Agreement, would be duly authorized, validly issued, fully paid and non-assessable.

(d)            Except as set forth in Part 3.2(d) of the Parent Disclosure Schedule: (i) none of the outstanding shares of Parent Capital Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Parent Capital Stock are subject to any right of first refusal in favor of Parent; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Acquiring Companies having a right to vote on any matters on which the Parent Stockholders have a right to vote; (iv) there is no Contract to which the Acquiring Companies are a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Parent Capital Stock. None of the Acquiring Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Capital Stock or other securities.

3.3          Authority; Non-Contravention; Approvals.

(a)            Parent has the requisite corporate power and authority to enter into this Agreement and, subject to Parent Stockholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder and the consummation by Parent of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject only to Parent Stockholder Approval, to adoption of this Agreement by Parent as sole stockholder of Merger Sub immediately following the execution hereof, and the filing and recordation of the Certificate of Merger pursuant to the DGCL. The affirmative vote of the holders of a majority in voting power of the outstanding shares of Parent Common Stock outstanding on the applicable record date (“Parent Stockholder Approval”) is the only vote of the holders of any class or series of Parent Capital Stock necessary to adopt or approve the Parent Stockholder Approval Matters. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by Company, this Agreement constitutes the valid and binding obligation of Parent and Merger Sub, enforceable in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by principles of equity regarding the availability of remedies.

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(b)            Parent’s board of directors, by resolutions duly adopted by unanimous vote at a meeting of all directors of Parent duly called and held and, as of the date of this Agreement, not subsequently rescinded or modified in any way, has, as of the date of this Agreement (i) approved this Agreement and the Merger, and determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable, fair to, and in the best interests of Parent and its stockholders, and (ii) resolved to recommend that the Parent Stockholders approve the Parent Stockholder Approval Matters and directed that such matters be submitted for consideration of the Parent Stockholders at the Parent Stockholders’ Meeting. The board of directors of Merger Sub has approved and declared advisable this Agreement and the Merger and submitted this Agreement to Parent, as its sole stockholder for adoption thereby. Immediately following the execution of this Agreement, Parent in its capacity as the sole stockholder of Merger Sub, shall execute a written consent adopting this Agreement.

(c)            The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent or Merger Sub will not, (i) conflict with or violate the certificate of incorporation or bylaws of Parent or Merger Sub, (ii) subject to obtaining Parent Stockholder Approval and compliance with the requirements set forth in Section 3.3(d) below, conflict with or violate any Legal Requirement, order, judgment or decree applicable to Parent or Merger Sub or by which their respective properties are bound or affected, except for any such conflicts or violations that would not, individually or in the aggregate, have a Parent Material Adverse Effect or would not prevent or materially delay the consummation of the Merger, or (iii) require an Acquiring Company to make any filing with or give any notice to or obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent or Merger Sub pursuant to any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or its or any of their respective properties are bound or affected (except, for purposes of this clause (iii), in the case of any Contract that would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially delay the Merger).

(d)            No material consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Body is required by or with respect to Parent in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing with the SEC of any outstanding periodic reports due under the Exchange Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the filing of the Proxy Statement with the SEC in accordance with the Exchange Act, (iv) the filing of Current Reports on Form 8-K with the SEC within four (4) Business Days after the execution of this Agreement and the Closing Date, (v) the filing of the Parent Amended and Restated Charter with the Secretary of State of the State of Delaware in accordance with Section 5.15, and (vi) such approvals as may be required under applicable state securities or “blue sky” laws or the rules and regulations of The Nasdaq Stock Market LLC (“Nasdaq”) or other applicable national or over-the-counter market.

3.4          Anti-Takeover Statutes Not Applicable. The board of directors of Parent has taken all actions so that no state takeover statute or similar Legal Requirement applies or purports to apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other transactions contemplated by this Agreement. The board of directors of Parent has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby Section 203 of the DGCL.

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3.5          SEC Filings; Parent Financial Statements; No Undisclosed Liabilities.

(a)            All Parent SEC Documents have been timely filed and, as of the time a Parent SEC Document was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Exchange Act and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the certifications and statements relating to Parent SEC Documents required by: (1) the SEC’s Order dated June 27, 2002 pursuant to Section 21(a)(1) of the Exchange Act (File No. 4-460); (2) Rule 13a-14 or 15d-14 under the Exchange Act; or (3) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) is accurate and complete, and complied as to form and content with all applicable Legal Requirements in effect at the time each such Parent certification or statement was filed with or furnished to the SEC. As used in this Section 3.5, the term “file” and variations thereof will be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b)           Parent and its Subsidiaries maintain disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that all material information concerning Parent required to be disclosed by Parent in the reports that it is required to file, submit or furnish under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of such reports.

(c)            The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents (the “Parent Financials”): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present the consolidated financial position of Parent as of the respective dates thereof and the consolidated results of operations and cash flows of Parent for the periods covered thereby.

(d)            Except as disclosed in the Parent Financials, neither Parent nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole, except liabilities (i) provided for in the Parent Financials, (ii) incurred in connection with the transactions contemplated in this Agreement, (iii) disclosed in Part 3.5(d) of the Parent Disclosure Schedule, (iv) set forth in any Parent Contract, or (v) incurred since September 30, 2018 in the ordinary course of business.

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3.6          Absence Of Certain Changes Or Events. Since September 30, 2018, there has been no Parent Material Adverse Effect, except as disclosed in the Parent SEC Documents. Since September 30, 2018, each of Parent and Merger Sub has conducted its business only in the ordinary course of business consistent with past practice, and there has not been: (a) any event, including any damage to, destruction or loss of any asset of Parent or Merger Sub (whether or not covered by insurance), constituting or that would reasonably be expected to have a Parent Material Adverse Effect, (b) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP or as disclosed in the notes to the Parent SEC Documents, (c) any revaluation by Parent of any of its assets having a Parent Material Adverse Effect, or writing off notes or accounts receivable other than in the ordinary course of business, or (d) any other action, event or occurrence that would have required the consent of Company pursuant to Section 4.2 had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.7          Taxes.

(a)           Each of the income and other material Tax Returns that any Acquiring Company was required to file under applicable Legal Requirements: (i) has been filed and (ii) is true and complete in all material respects. All material Taxes due and payable by Parent or its Subsidiaries have been paid, except to the extent such amounts are being contested in good faith by Parent or are properly reserved for on the books or records of Parent and its Subsidiaries. Except as set forth in Part 3.7(a) of the Parent Disclosure Schedule, no extension of time with respect to any date on which a Tax Return was required to be filed by an Acquiring Company is in force (except where such Tax Return was filed), and no waiver or agreement by or with respect to an Acquiring Company is in force for the extension of time for the payment, collection or assessment of any Taxes, and no request has been made by an Acquiring Company in writing for any such extension or waiver (except, in each case, in connection with any request for extension of time for filing Tax Returns). There are no liens for Taxes on any asset of an Acquiring Company other than liens for Taxes not yet due and payable, Taxes contested in good faith or that are otherwise not material and reserved against in accordance with GAAP. No material deficiency with respect to Taxes has been proposed, asserted or assessed in writing against Parent or its Subsidiaries which has not been fully paid or adequately reserved or reflected in the Parent SEC Documents.

(b)           All material Taxes that an Acquiring Company has been required to collect or withhold have been duly collected or withheld and, to the extent required by applicable Legal Requirements when due, have been duly paid to the proper Governmental Body.

(c)           The unpaid Taxes of the Acquiring Companies (i) did not, as of September 30, 2018, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the balance sheet of such date contained in the Parent Financials, and (ii) do not exceed the reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Acquiring Companies in filing their Tax Returns. Since inception, the Acquiring Companies have not incurred any liability for Taxes outside of the ordinary course of business or otherwise inconsistent with past custom or practice.

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(d)           No Acquiring Company will be required to include any material item of income in, or exclude any material item of deduction or credit from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, (v) deferred intercompany gain or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law), or (vi) election under Section 108(i) of the Code.

(e)           No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into by any Acquiring Company with any taxing authority or issued by any taxing authority to an Acquiring Company. There are no outstanding rulings of, or request for rulings with, any Governmental Body addressed to an Acquiring Company that are, or if issued would be, binding on any Acquiring Company.

(f)            Except as set forth in Part 3.7(f) of the Parent Disclosure Schedule, no Acquiring Company is a party to any Contract with any third party relating to allocating or sharing the payment of, or liability for, Taxes or Tax benefits (other than pursuant to customary provisions included in credit agreements, leases, and agreements entered with employees, in each case, not primarily related to Taxes and entered into in the ordinary course of business). No Acquiring Company has any liability for the Taxes of any third party under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirement) as a transferee or successor or otherwise by operation of Legal Requirements.

(g)           No Acquiring Company has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or of any group that has filed a combined, consolidated or unitary Tax Return under state, local or foreign Tax Legal Requirement (other than a group the common parent of which was Company).

(h)           Other than the Subsidiaries identified in Part 3.1(a) of the Parent Disclosure Schedule, Parent does not have any direct or indirect interest in any trust, partnership, corporation, limited liability company, or other “business entity” for United States federal income tax purposes. Each Acquiring Company is and always has been a corporation taxable under subchapter C of the Code for United States federal income tax purposes, and has had comparable status under the Legal Requirements of any state, local or non-U.S. jurisdiction in which it was required to file any Tax Return at the time it was required to file such Tax Return. None of the Acquiring Companies is a “controlled foreign corporation” within the meaning of Section 957 of the Code or a “passive foreign investment company” within the meaning of Section 1297 of the Code.

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(i)           No Acquiring Company has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). Parent has disclosed on its respective United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income Tax within the meaning of Section 6662 of the Code.

(j)           Each Acquiring Company is not (and has not been for the five-year period ending at the Effective Time) a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the applicable Treasury Regulations.

(k)          No Acquiring Company has a permanent establishment, as defined in any applicable Tax treaty, in a country other than the country in which it is organized.

(l)           No Acquiring Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(m)         No Acquiring Company has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under Section 368 of the Code. To Parent’s knowledge, there is no agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization under Section 368 of the Code.

3.8          Intellectual Property.

(a)

(i)             Part 3.8(a)(i) of the Parent Disclosure Schedule lists all of the Patent Rights and all Trademark Rights owned solely by any Acquiring Company as of the date hereof, setting forth in each case, as applicable, the jurisdictions in which patents have been issued, patent applications have been filed, trademarks have been registered and trademark applications have been filed, along with the respective application, registration or filing number and prosecution history or subsequent registration activity thereof.

(ii)            Part 3.8(a)(ii) of the Parent Disclosure Schedule lists, as of the date hereof, all of the Patent Rights and all Trademark Rights in which any Acquiring Company has any co-ownership interest, other than those owned solely by an Acquiring Company, setting forth in each case, as applicable, the jurisdictions in which patents have been issued, patent applications have been filed, trademarks have been registered and trademark applications have been filed, along with the respective application, registration or filing number and prosecution history or subsequent registration activity thereof.

(iii)           Part 3.8(a)(iii) of the Parent Disclosure Schedule lists all of the third-party Patent Rights and Trademark Rights in which an Acquiring Company has any exclusive right, title or interest, other than those owned solely or co-owned by an Acquiring Company.

(iv)           Part 3.8(a)(iv) of the Parent Disclosure Schedule sets forth and describes each filing, payment and action that must be made or taken on or before the date that is 180 days after the date of this Agreement in order to maintain each the Patent Rights and Trademark Rights set forth in Part 3.8(a)(i), Part 3.8(a)(ii) and Part 3.8(a)(iii) of the Parent Disclosure Schedule.

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(b)           Part 3.8(b) of the Parent Disclosure Schedule lists all Contracts in effect as of the date of this Agreement under which any third party has licensed, granted or conveyed to any Acquiring Company any right, title or interest in or to any Company IP Rights other than “shrink wrap” or “click through” license agreements accompanying widely available computer software that has not been modified or customized for an Acquiring Company. To Parent’s knowledge, there are no breaches or defaults of, nor has Parent received written notice of any disputes or threatened disputes concerning, any of such Contracts.

(c)           Part 3.8(c) of the Parent Disclosure Schedule lists all Parent Out Licenses. To Parent’s knowledge, there are no breaches or defaults of, nor has Parent received written notice of any disputes or threatened disputes concerning, any of such Contracts.

(d)           The Acquiring Companies own, co-own or otherwise possess legally enforceable rights in and to all Parent IP Rights, free and clear of all Encumbrance. To the knowledge of Parent, the Parent IP Rights that are owned or co-owned by an Acquiring Company or exclusively licensed to an Acquiring Company (collectively, “Parent Owned IP Rights”) are valid and enforceable except where any failure to own or have the right to use, or the right to bring actions, would not constitute a Parent Material Adverse Effect. No third party is overtly challenging in writing the right, title or interest of an Acquiring Company in, to or under the Parent Owned IP Rights, or the validity, enforceability or claim construction of any Patent Rights owned or co-owned or exclusively licensed to an Acquiring Company, and there is no opposition, cancellation, proceeding, objection or claim pending with regard to any Parent Owned IP Rights and the Parent Owned IP Rights are not subject to any outstanding order, judgment, decree or agreement materially and adversely affecting the Acquiring Companies’ use thereof or their rights thereto. To the knowledge of Parent, no valid basis exists for any of the foregoing challenges or claims. No act has been done or omitted to be done by the Acquiring Companies, which has, had or could have the effect of dedicating to the public, or entitling any third party to cancel, forfeit, modify or consider abandoned, any Parent IP Rights that are owned or co-owned by an Acquiring Company, or, except with respect to Contracts listed in Part 3.8(c) of the Parent Disclosure Schedule, give any Person any ownership or license rights with respect thereto. All necessary registration, maintenance and renewal fees in respect of the Parent Owned IP Rights have been paid and all necessary documents and certificates have been filed with the relevant Governmental Body for the purpose of maintaining such Parent Owned IP Rights.

(e)           Each Acquiring Company has taken all reasonable measures to protect and maintain the confidentiality of the Trade Secrets included in the Parent Owned IP Rights. The Acquiring Companies have not divulged, furnished to or made accessible any of their Trade Secrets to any Person except pursuant to an enforceable written agreement to maintain the confidentiality of such Trade Secrets or in connection with the filing of an application to obtain patent protection for the embodiment of such Trade Secret, and the Acquiring Companies otherwise take and have taken reasonable measures to maintain the confidentiality of their Trade Secrets. All current and former officers and employees of, and consultants and independent contractors to, each Acquiring Company who have contributed to the creation or development of any Parent IP Rights owned or co-owned by an Acquiring Company have assigned all of their respective ownership rights in such IP Rights to such Acquiring Company, and have executed and delivered to such Acquiring Company an agreement (containing no exceptions or exclusions from the scope of the coverage contained in such Acquiring Company’s applicable form agreement) regarding the assignment to such Acquiring Company, of any IP Rights arising from services performed for such Acquiring Company by such Persons, the current forms of which agreements have been made available in a data room or otherwise for review by Company or its advisors. To the knowledge of Parent, no current or former officers and employees of, or consultants or independent contractors to, any Acquiring Company have breached any material term of any such agreements.

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(f)            To the knowledge of Parent, with respect to third party Patent Rights and Trademark Rights, none of the Acquiring Companies or any of their respective current activities or products violates or otherwise conflicts with, or has infringed, misappropriated or violated any IP Rights of any third party, and no Acquiring Company has received any written notice nor are any of them subject to any actual, or to the knowledge of Parent, threatened proceedings, claiming or alleging any of the foregoing.

(g)           To the knowledge of Parent, no Parent Owned IP Rights are being infringed, misappropriated or unlawfully used by any third party nor has a third party previously infringed, misappropriated or unlawfully used any such Parent Owned IP Rights.

(h)           Subject to Parent obtaining the required consents pursuant to Section 6.2(c), neither the execution, delivery or performance of this Agreement by Parent nor the consummation by Parent of the transactions contemplated by this Agreement will contravene, conflict with or result in the imposition of any additional limitation on the Acquiring Companies’ right, title or interest in or to any material Parent IP Rights.

(i)            To the knowledge of Parent, no funding, facilities, or personnel of any Governmental Body or any public or private university, college or other educational or research institution were used by any Acquiring Company to develop or create, in whole or in part, any Parent Owned IP Rights.

(j)            Each Acquiring Company is, and at all times since January 1, 2015 has been, in material compliance with all Legal Requirements regarding the protection, storage, use and disclosure of Personal Data collected by such Acquiring Company.

3.9          Compliance with Legal Requirements.

(a)           Neither Parent nor any of its Subsidiaries is in conflict with, or in default or violation of (i) any Legal Requirement, order, judgment or decree applicable to Parent or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or its or any of their respective properties is bound or affected, except for any conflicts, defaults or violations which would not have a Parent Material Adverse Effect. No investigation or review by any Governmental Body is pending or threatened against Parent or its Subsidiaries, nor has any Governmental Body indicated to Parent in writing an intention to conduct the same.

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(b)          Parent and its Subsidiaries hold all permits, licenses, authorizations, variances, exemptions, orders and approvals from Governmental Bodies which are necessary to the operation of the business of Parent and its Subsidiaries taken as a whole (collectively, the “Parent Permits”). Parent and its Subsidiaries are in compliance in all material respects with the terms of the Parent Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Parent, threatened, which seeks to revoke or limit any Parent Permit. A true, complete and correct list of the Parent Permits is set forth in Part 3.9(b) of the Parent Disclosure Schedule. The rights and benefits of each Parent Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Parent immediately prior to the Effective Time. Parent has provided Company all Parent Permits and correspondence from the FDA or other comparable Governmental Body.

(c)          To the knowledge of Parent, the Acquiring Companies and Persons acting in concert with and on behalf of Parent:

(i)             have not used in any capacity the services of any individual or entity debarred, excluded, or disqualified under 21 U.S.C. Section 335a, 42 U.S.C. Section 1320a-7, 21 C.F.R. Section 312.70, or any similar laws, rules or regulations; and

(ii)            have not been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment, exclusion, or disqualification under 21 U.S.C. Section 335a, 42 U.S.C. Section 1320a-7, 21 C.F.R. Section 312.70, or any similar laws, rules regulations.

(d)          None of the Acquiring Companies, and (to the knowledge of Parent) no Representative of any of the Acquiring Companies with respect to any matter relating to any of the Acquiring Companies, has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment.

(e)          Except as set forth on Part 3.9(e) of the Parent Disclosure Schedule, no product or product candidate manufactured, tested, distributed, held or marketed by or on behalf of any of the Acquiring Companies has been recalled, withdrawn, suspended or discontinued (whether voluntarily or otherwise). At no time has any of the Acquiring Companies received written notice that any Governmental Body or institutional review board or comparable body has commenced, or threatened to initiate, any proceeding seeking the recall, market withdrawal, suspension or withdrawal of approval, or seizure of any such product or product candidate; the imposition of material sales, marketing or production restriction on any such product or product candidate; or the suspension, termination or other restriction of preclinical or clinical research with respect to any such product candidate by or on behalf of any of the Acquiring Companies, including any action regarding any investigator participating in any such research, nor is any such proceeding pending. Parent has, prior to the execution of this Agreement, provided or made available to Company all information about serious adverse drug experiences obtained or otherwise received by any of the Acquiring Companies from any source, in the United States or outside the United States, including information derived from clinical investigations prior to any market authorization approvals, commercial marketing experience, postmarketing clinical investigations, postmarketing epidemiological/surveillance studies or registries, reports in the scientific literature, and unpublished scientific papers relating to any product or product candidate manufactured, tested, distributed, held or marketed by any of the Acquiring Companies or any of their licensees in the possession of any of the Acquiring Companies (or to which any of them has access), except for any adverse drug experiences that would not, or would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

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(f)            None of the Acquiring Companies, or to the knowledge of Parent, Persons acting in concert with or on behalf of the Acquiring Companies or any officers, employees or agents of the same, has with respect to any product that is manufactured, tested, distributed, held or marketed by or on behalf of any of the Acquiring Companies made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Body, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Body, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any other Governmental Body to invoke any similar policy.

(g)           All pre-clinical and clinical studies relating to product or product candidates, conducted by or on behalf of the Acquiring Companies have been, or are being, conducted in all material respects in compliance with the applicable requirements of the FDA’s Good Laboratory Practice and Good Clinical Practice requirements, including regulations under 21 C.F.R. Parts 50, 54, 56, 58, 312 and applicable guidance documents, as amended from time to time, the Animal Welfare Act, and all applicable similar requirements in other jurisdictions, including all requirements relating to protection of human subjects participating in any such clinical studies; provided, however, that the foregoing representation and warranty is made only to Parent’s knowledge with respect to clinical and pre-clinical studies conducted by any third party on behalf of the Acquiring Companies.

(h)           Each of the Acquiring Companies has filed with the FDA, any other Governmental Body, and any institutional review board or comparable body, all required notices, supplemental applications, and annual or other reports, including adverse experience reports, with respect to each investigational new drug application or any comparable foreign regulatory application, related to the manufacture, testing, study, or sale of any of its products or product candidates, as applicable.

3.10        Legal Proceedings; Orders.

(a)           Except as set forth in Part 3.10(a) of the Parent Disclosure Schedule, there is no pending Legal Proceeding, and (to the knowledge of Parent) no Person has threatened to commence any Legal Proceeding: (i) that involves any of the Acquiring Companies, any business of any of the Acquiring Companies or any of the assets owned, leased or used by any of the Acquiring Companies; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement. None of the Legal Proceedings identified in Part 3.10(a) of the Parent Disclosure Schedule has had or, if adversely determined, would reasonably be expected to have or result in a Parent Material Adverse Effect. To the knowledge of Parent, no event has occurred, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to give rise to or serve as a basis for the commencement of any Legal Proceeding of the type described in clause “(i)” or clause “(ii)” of the first sentence of this Section 3.10(a).

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(b)           There is no Order to which any of the Acquiring Companies, or any of the assets owned or used by any of the Acquiring Companies, is subject. To the knowledge of Parent, no officer or other key employee of any of the Acquiring Companies is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquiring Companies.

3.11        Brokers’ And Finders’ Fees. Except as set forth in Part 3.11 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Acquiring Companies. Parent has furnished to Company accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of any Persons listed on Part 3.11 of the Company Disclosure Schedule.

3.12        Employee Benefit Plans.

(a)           Part 3.12(a) of the Parent Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of each plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation, retirement, pension, deferred compensation, loans, severance, separation, relocation, repatriation, expatriation, visas, work permits, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, profit sharing, fringe benefits, cafeteria benefits, medical benefits, life insurance, disability benefits, accident benefits, salary continuation, accrued leave, vacation, sabbatical, sick pay, sick leave, unemployment benefits or other benefits, whether written or unwritten, including each “voluntary employees’ beneficiary association” under Section 501(c)(9) of the Code and each “employee benefit plan” within the meaning of Section 3(3) of ERISA, in each case, for active, retired or former employees, directors or consultants, which is currently sponsored, maintained, contributed to, or required to be contributed to or with respect to which any potential liability is borne by Parent or any ERISA Affiliate of Parent (collectively, the “Parent Employee Plans”). Neither Parent nor, to the knowledge of Parent, any other person or entity, has made any commitment to modify, change or terminate any Parent Employee Plan, other than with respect to a modification, change or termination required by Legal Requirements. There are no loans by Parent to any of its officers, employees, contractors or directors outstanding on the date hereof, except pursuant to loans under any Parent Employee Plan intended to qualify under Section 401(k) of the Code, and there have never been any loans by Parent subject to Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

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(b)            Parent has made available to Company true and complete copies of each of the Parent Employee Plans and all material related plan documents, including trust documents, group annuity contracts, plan amendments, Insurance Policies or contracts, participant agreements, employee booklets, administrative service agreements, summary plan descriptions, compliance and nondiscrimination tests (including 401(k) and 401(m) tests) for the last three plan years, standard COBRA forms and related notices, registration statements and prospectuses and, to the extent still in its possession, any material employee communications relating thereto. With respect to each Parent Employee Plan that is subject to ERISA reporting requirements, Parent has made available in a data room for review by Company copies of the Form 5500 reports filed for the last three (3) plan years. Parent has made available for review by Company the most recent Determination Letter issued with respect to each such Parent Employee Plan, and to Parent’s knowledge, nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any Parent Employee Plan subject to Code Section 401(a). Parent has made available in a data room for review by Company all filings made by Parent or any ERISA Affiliate of Parent with any Governmental Body with respect to any Parent Employee Plan to the extent relevant to any ongoing obligation or liability of Parent, including any filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program.

(c)            Each Parent Employee Plan is being, and has been, administered substantially in accordance with its terms and in material compliance with the requirements prescribed by any and all Legal Requirements (including ERISA and the Code). Parent and each ERISA Affiliate of Parent are not in material default under or material violation of, and have no knowledge of any material default or material violation by any other party to, any of the Parent Employee Plans. Any Parent Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable Determination Letter as to its qualified status under the Code, including all currently effective amendments to the Code, and the corresponding related exemption of its trust from United States federal income taxation under Section 501(a) of the Code, if applicable, or has applied to the Internal Revenue Service for such favorable Determination Letter within the remedial amendment period under Section 401(b) of the Code. None of the Parent Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person. Parent has not engaged in, or participated in, any transaction which would be considered a non-exempt “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, and to Parent’s knowledge, no other third-party fiduciary and/or party-in-interest has engaged in any such “prohibited transaction” with respect to any Parent Employee Plan. Neither Parent nor any ERISA Affiliate of Parent is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Parent Employee Plan. All contributions required to be made by Parent or any ERISA Affiliate of Parent to any Parent Employee Plan have been timely paid or accrued on the most recent Parent Financials on file with the SEC, if required under GAAP. With respect to each Parent Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Section 4062, 4063 or 4041 or ERISA occurred. Each Parent Employee Plan subject to ERISA has prepared in good faith and timely filed all requisite governmental reports, which were true and correct in all material respects as of the date filed, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Parent Employee Plan. No suit, administrative proceeding or action has been brought, or to the knowledge of Parent is overtly threatened in communication with Parent, against or with respect to any such Parent Employee Plan, including any audit or inquiry by the Internal Revenue Service or the United States Department of Labor (other than routine claims for benefits arising under such plans). There has been no amendment to, or written interpretation or announcement by Parent or any ERISA Affiliate of Parent regarding any Parent Employee Plan that would materially increase the expense of maintaining such Parent Employee Plan above the level of expense incurred with respect to that plan for the fiscal year ended September 30, 2018. None of the assets of Parent or any ERISA Affiliate of Parent is, or may reasonably be expected to become, the subject of any lien arising under Section 302 of ERISA or Section 412(n) of the Code. All contributions and payments to the Parent Employee Plans are deductible under Section 162 or 404 of the Code. No assets of any Parent Employee Plan are subject to a material amount of Tax as unrelated business taxable income under Section 511 of the Code, and no excise Tax could be imposed upon Parent under Chapter 43 of the Code. With respect to the Parent Employee Plans, no event has occurred and, to the knowledge of Parent, there exists no condition or set of circumstances in connection with which Parent would reasonably expect to be subject to any material liability (other than for liabilities with respect to routine benefit claims) under the terms of, or with respect to, such Parent Employee Plans, ERISA, the Code or any other applicable Legal Requirement.

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(d)            Since October 1, 2013, neither Parent nor any ERISA Affiliate of Parent has maintained, established, sponsored, participated in or contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code. Neither Parent nor any ERISA Affiliate of Parent has, as of the date of this Agreement, any actual or potential withdrawal liability (including any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

(e)            Neither Parent nor any ERISA Affiliate of Parent has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that is governed by ERISA and that provides benefits to employees (including any such plan pursuant to which a stop loss policy or contract applies).

(f)            With respect to each Parent Employee Plan, Parent is in material compliance with (i) the applicable health care continuation and notice provisions of COBRA and the regulations thereunder or any state Legal Requirement governing health care coverage extension or continuation; (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (iii) the applicable requirements of the HIPAA; and (iv) the applicable requirements of the Cancer Rights Act of 1998. Parent has no material unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state Legal Requirement governing health care coverage extension or continuation.

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(g)           Each Parent Employee Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been operated in good faith compliance with, or is otherwise exempt from, Section 409A of the Code. No outstanding stock right (as defined in Treasury Regulation 1.409A-1(l)) has been granted to any active, retired or former employees, directors or consultants that (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted, as determined by the board of directors of Parent in good faith, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (iii) has been granted after September 30, 2017, with respect to any class of stock that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code). No compensation payable by Parent or any ERISA Affiliate of Parent will be or has been reportable as nonqualified deferred compensation in the gross income of any individual or entity as a result of the operation of Section 409A of the Code that would be subject to the excise and penalty taxes arising thereunder.

(h)           Other than as specifically contemplated by this Agreement or as otherwise required under applicable Legal Requirements, the consummation of the Merger will not (i) entitle any current or former employee or other service provider of Parent or any ERISA Affiliate of Parent to severance benefits or any other payment (including unemployment compensation, golden parachute, bonus or benefits under any Parent Employee Plan), except as expressly provided in Part 3.12(h) of the Parent Disclosure Schedule; (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider; (iii) result in the forgiveness of any indebtedness; (iv) result in any obligation to fund future benefits under any Parent Employee Plan; or (v) result in the imposition of any restrictions with respect to the amendment or termination of any of Parent Employee Plans. No benefit payable or that may become payable by Parent pursuant to any Parent Employee Plan in connection with the transactions contemplated by this Agreement or as a result of or arising under this Agreement will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code. Each Parent Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent other than ordinary administration expenses typically incurred in a termination event.

(i)            Parent is not a party to any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Parent that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any material amount that would be subject to the deductibility limits of Section 404 of the Code.

(j)            Parent does not sponsor, contribute to or have any liability with respect to any employee benefit plan, program or arrangement that provides benefits to non–resident aliens with no United States source income outside of the United States.

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(k)           With respect to each Parent Employee Plan that is an “employee welfare benefit plan” within the meaning of Section 3(2) of ERISA, other than any health care reimbursement plan under Section 125 of the Code, all claims incurred (including claims incurred but not reported) by employees, former employees and their dependents thereunder for which Parent is, or will become, liable are (i) insured pursuant to a contract of insurance whereby the insurance company bears any risk of loss with respect to such claims, (ii) covered under a contract with an HMO pursuant to which the HMO bears the liability for such claims, or (iii) reflected as a liability or accrued for on the most recent Parent Financials on file with the SEC.

3.13        Title to Assets; Condition Of Equipment.

(a)           Parent owns, and has good, valid and marketable title to, all tangible assets purported to be owned by it, including: (x) all assets reflected on the Parent Financials (except for inventory sold or otherwise disposed of in the ordinary course of business since the date of the Parent Financials); and (y) all other assets reflected in the books and records of Parent as being owned by Parent. All of said assets are owned by Parent free and clear of any Encumbrances, except for (i) any lien for current taxes not yet due and payable, (ii) minor liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Parent, and (iii) liens described in Part 3.13(a) of the Parent Disclosure Schedule. Parent is the lessee of, and holds valid leasehold interests in, all assets purported to have been leased by it, including: (A) all assets reflected as leased on the Parent Financials; and (B) all other assets reflected in the books and records of Parent as being leased to Parent, and Parent enjoy undisturbed possession of such leased assets.

(b)           All material items of equipment and other tangible assets owned by or leased to Parent are adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the business of Parent in the manner in which such businesses are currently being conducted immediately prior to the Effective Time. Since October 1, 2015, the Acquiring Companies do not own and have never owned any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 3.13(b) of the Parent Disclosure Schedule.

3.14        Environmental Matters.

(a)           No underground storage tanks and no amount of any substance that has been designated by any Governmental Body or by applicable federal, state or local Legal Requirement, to be a Hazardous Material, but excluding office and janitorial supplies, are present, as a result of the deliberate actions of Parent or Merger Sub, or, to Parent’s knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Parent or Merger Sub currently or, to the knowledge of Parent, formerly owned, operated, occupied or leased.

(b)           Neither Parent nor Merger Sub has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials, under circumstances reasonably expected to give rise to any material liability or obligation under any environmental Legal Requirement in violation of any Legal Requirement in effect on or before the date hereof, and neither Parent nor Merger Sub has engaged in any Hazardous Material Activities in violation of any Legal Requirement promulgated by any Governmental Body in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

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(c)           Parent and Merger Sub currently hold all environmental approvals, permits, licenses, clearances and consents (the “Parent Environmental Permits”) necessary for the conduct of Parent’s and Merger Sub’s Hazardous Material Activities and other businesses of Parent and Merger Sub as such activities and businesses are currently being conducted, except where the failure to so hold would not have a Parent Material Adverse Effect.

(d)           No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, threatened concerning any Parent Environmental Permit, Hazardous Material or any Hazardous Material Activity of Parent or Merger Sub. Parent has received no written notice of, and there is no legal action pending, or to the knowledge of Parent, threatened against an Acquiring Company which could involve Parent or Merger Sub in any environmental litigation or impose upon Parent or Merger Sub in any environmental liability.

3.15        Labor Matters.

(a)           Part 3.15(a) of the Parent Disclosure Schedule sets forth a true, complete and correct list of all current employees of Parent and Merger Sub along with their position, hire date, the current and prior year actual compensation and annual rate of compensation (including base salary and the target amount of any bonuses to which such employee may be eligible). To Parent’s knowledge, no key employee or group of employees has threatened to terminate employment with Parent or has plans to terminate such employment.

(b)           Parent is not a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. To Parent’s knowledge, there has not been within the past three (3) years through the date hereof, nor is there pending on the date hereof (i) any strike, slowdown, picketing or work stoppage against Parent or any of its Subsidiaries by or with respect to any current employees of Parent or any of its Subsidiaries or former employees of Parent or any of its Subsidiaries, or (ii) any organizational campaigns, petitions or other activities or proceedings of any labor union, workers’ council or labor organization Parent or any of its Subsidiaries seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any current employees of Parent or any of its Subsidiaries or to compel Parent or any of its Subsidiaries to bargain with any such labor union, workers’ council or labor organization.

(c)           Except as set forth on Part 3.15(a) of the Parent Disclosure Schedule, neither Parent nor Merger Sub is a party to any written or oral: (i) agreement with any current or former employee the benefits of which are contingent upon, or the terms of which will be materially altered by, the consummation of the Merger or other transactions contemplated by this Agreement; (ii) agreement with any current or former employee of Parent providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof or for the payment of compensation in excess of $100,000 per annum; or (iii) agreement or plan the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, upon the consummation of the Merger.

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(d)          No employee of the Parent or Merger Sub is in breach of any contact which imposes a restriction on the right or ability of such employee from (A) competing with any other Person; (B) developing, selling, supplying, distributing, offering, supporting or servicing any product or any technology or other asset to or for any other Person; (C) performing services for any other Person; or (D) transacting business with any other Person.

3.16        Parent Contracts.

(a)          Except as set forth in the most recent exhibit list on Parent’s Form 10-K for the year ended September 30, 2018 or Part 3.16 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to or is bound by:

(i)             any management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other similar Contract between: (i) any of the Acquiring Companies or any of their ERISA Affiliates; and (ii) any active, retired or former employees, directors or material consultants of any Acquiring Company or any of their ERISA Affiliates, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements or, in the case of consulting agreements, following the notice period required in the Contract) without any obligation on the part of any Acquiring Company or any of their ERISA Affiliates to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by any Acquiring Company under applicable foreign Legal Requirements;

(ii)            any Contract identified or required to be identified in Part 3.8(b), Part 3.8(c) or Part 3.13(b) of the Parent Disclosure Schedule;

(iii)           any Contract with any distributor, reseller or sales representative;

(iv)           any Contract with any manufacturer, vendor, or other Person for the supply of materials or performance of services by such third party to Parent in relation to the manufacture of Parent’s products or product candidates;

(v)            any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(vi)           any Contract incorporating or relating to any guaranty, any warranty, any sharing of liabilities or any indemnity not entered into in the ordinary course of business, including any indemnification agreements between Parent or any of its Subsidiaries and any of its officers or directors;

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(vii)          any Contract imposing any restriction on the right or ability of any Acquiring Company: (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person; (C) to solicit, hire or retain any Person as a director, an officer or other employee, a consultant or an independent contractor; (D) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person; (E) to perform services for any other Person; or (F) to transact business with any other Person;

(viii)         any agreement, Contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

(ix)           any Contract currently in effect or in effect at any time within the past five (5) years involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests or pursuant to which any Acquiring Company has continuing indemnification, guarantee, “earn-out” or other contingent payment obligations;

(x)            any Contract, mortgage, indenture, loan or credit agreement, security agreement or other agreement or instrument relating to the borrowing of money or extension of credit;

(xi)           any joint marketing or development agreement;

(xii)          any Contract that would reasonably be expected to have a material effect on the ability of any Acquiring Company to perform any of its obligations under this Agreement, or to consummate any of the transactions contemplated by this Agreement;

(xiii)         any Contract that provides for: (A) any right of first refusal, right of first negotiation, right of first notification or similar right with respect to any securities or assets of any Acquiring Company; or (B) any “no shop” provision or similar exclusivity provision with respect to any securities or assets of any Acquiring Company;

(xiv)         any Contract relating to collective bargaining;

(xv)          any Contract that requires a consent to or otherwise contains a provision relating to a “change of control;”

(xvi)         any Contract that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $50,000 in the aggregate, or contemplates or involves the performance of services having a value in excess of $50,000 in the aggregate; or

(xvii)        any Contract that does not allow Parent or Subsidiary to terminate the Contract for convenience with no more than sixty (60) days prior notice to the other party and without the payment of any rebate, chargeback, penalty or other amount to such third party in connection with any such termination in an amount or having a value in excess of $100,000 in the aggregate.

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(b)           Parent has delivered to Company an accurate and complete copy of each Contract listed or required to be listed in Part 3.16 of the Parent Disclosure Schedule (any such Contract, including any Contract that would be listed in Part 3.16 but for its inclusion in the most recent exhibit list of Parent’s Form 10-K for the year ended September 30, 2018, a “Parent Contract”). Neither Parent nor any of its Subsidiaries, nor to Parent’s knowledge any other party to a Parent Contract, has breached or violated in any material respect or materially defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the Parent Contracts. To the knowledge of Parent, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to: (i) result in a violation or breach in any material respect of any of the provisions of any Parent Contract; (ii) give any Person the right to declare a default in any material respect under any Parent Contract; (iii) give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Parent Contract; (iv) give any Person the right to accelerate the maturity or performance of any Parent Contract; or (v) give any Person the right to cancel, terminate or modify any Parent Contract. Each Parent Contract is valid, binding, enforceable and in full force and effect except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

3.17        Books And Records. The minute books of Parent and its Subsidiaries made available to Company or counsel for Company are the only minute books of Parent and contain accurate summaries, in all material respects, of all meetings of directors (or committees thereof) and stockholders or actions by written consent since October 1, 2014. The books and records of Company accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of Company and have been maintained in accordance with good business and bookkeeping practices.

3.18        Insurance.

(a)            Part 3.18(a) of the Parent Disclosure Schedule sets forth each Insurance Policy to which any Acquiring Company is a party. Such Insurance Policies are in full force and effect, maintained with reputable companies against loss relating to the business, operations and properties and such other risks as companies engaged in similar business as the Acquiring Companies would, in accordance with good business practice, customarily insure. All premiums due and payable under such Insurance Policies have been paid on a timely basis and each Acquiring Company is in compliance in all material respects with all other terms thereof. True, complete and correct copies of such Insurance Policies have been made available to Company.

(b)            There are no material claims pending as to which coverage has been questioned, denied or disputed. All material claims thereunder have been filed in a due and timely fashion and no Acquiring Company has been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has any Acquiring Company received notice from any insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated (which has not been remedied); or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.

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3.19        Interested Party Transactions. Except as set forth in the Parent SEC Documents, no event has occurred during the past three (3) years that would be required to be reported by Parent as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K.

3.20        Opinion of Financial Advisor. The board of directors of Parent has received an opinion of Roth Capital Partners LLC, financial advisor to Parent, dated the date of this Agreement, to the effect that the consideration to be paid is fair to Parent from a financial point of view. Parent will furnish an accurate and complete copy of said opinion to Company for informational purposes only promptly after the date hereof.

3.21        Shell Company Status. Parent is not an issuer identified in Rule 144(i)(1)(i) of the Securities Act.

3.22        Accounts Receivable. All accounts receivable of Parent reflected on the most recent Parent Financials on file with the SEC are valid, current and collectible (within thirty (30) days after the date on which it first became due and payable) without any counterclaim or set off. All accounts receivable of Company that have arisen since the date of the most recent Parent Financials on file with the SEC are valid, current and collectible (within thirty (30) days after the date on which it first became due and payable), without any counterclaim or set off.

3.23        Suppliers; Effect Of Transaction.

(a)           Part 3.23(a) of the Parent Disclosure Schedule sets forth a true, complete and correct list of each supplier that supplies any significant product or service to any Acquiring Company. Since September 30, 2018, there has not been: (i) any materially adverse change in the business relationship of any Acquiring Company with any supplier listed or required to be listed in Part 3.23(a) of the Parent Disclosure Schedule; or (ii) any change in any material term (including credit terms) of the sales agreements or related agreements with any such supplier.

(b)           No creditor, supplier, employee, client, customer or other Person having a business relationship with any Acquiring Company has informed any Acquiring Company that such Person intends to materially change its relationship with Parent or Merger Sub because of the transactions contemplated by this Agreement or otherwise.

3.24        Government Contracts. Parent has not been suspended or debarred from bidding on contracts with any Governmental Body, and no such suspension or debarment has been initiated or threatened. The consummation of the Merger and other transactions contemplated by this Agreement will not result in any such suspension or debarment of Company or Parent (assuming that no such suspension or debarment will result solely from the identity of Parent).

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ARTICLE 4

CONDUCT OF BUSINESS PENDING THE MERGER

4.1          Conduct of Company Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time (the “Pre-Closing Period”), Company agrees, except to the extent that Parent consents in writing and except to the extent as necessary to effect the transactions contemplated by the Company Stockholder Matters, to carry on its business in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with key customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, without limiting the foregoing, other than as expressly contemplated by this Agreement, without obtaining the written consent of Parent, Company will not do any of the following:

(a)           amend or otherwise change its certificate of incorporation or bylaws, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise, except to effectuate a forward stock split of the Company Common Stock;

(b)           issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) (except for the issuance of shares of common stock issuable pursuant to employee stock options under currently existing employee stock option plans or pursuant to currently outstanding warrants or convertible notes, as the case may be, which options, warrants, convertible notes or rights, as the case may be, are outstanding on the date hereof or pursuant to the Convertible Notes Conversion);

(c)           redeem, repurchase or otherwise acquire, directly or indirectly, any shares of Company Capital Stock (other than pursuant a repurchase right in favor of Company with respect to unvested shares at no more than cost);

(d)           incur any indebtedness or guarantee any indebtedness for borrowed money or issue or sell any debt securities or guarantee any debt securities or other obligations of others or sell, pledge, dispose of or create an Encumbrance over any assets (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice; and (ii) dispositions of obsolete or worthless assets);

(e)           accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or warrants or authorize cash payments in exchange for any options, except as may be required under the Company Warrant, any Company Option Plan, Contract or this Agreement or as may be required by applicable Legal Requirements;

(f)            (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire any of its securities, or propose to do any of the foregoing;

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(g)           sell, assign, transfer, license, sublicense or otherwise dispose of any Company IP Rights (other than pursuant to non-exclusive licenses in the ordinary course of business consistent with past practice);

(h)           (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any other material property or assets; (ii) enter into or amend any material terms of any Company Contract or grant any release or relinquishment of any material rights under any Company Contract; (iii) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $50,000, taken as a whole; or (iv) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.1(h)(i) through (iii);

(i)            forgive any loans to any Person, including its employees, officers, directors or Affiliates;

(j)            increase the compensation payable or to become payable to its directors, officers, employees or consultants or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer (except for officers who are terminated on an involuntary basis), employee or consultant, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any such director, officer, consultant or employee, except for contributions required by Legal Requirements, bonus awards in the ordinary course of business consistent with past practice or bonus awards contingent upon the completion of the transactions contemplated by this Agreement;

(k)           take any action, other than as required by applicable Legal Requirements or GAAP, to change accounting policies or procedures;

(l)            make or change any material tax election inconsistent with past practices, adopt or change any Tax accounting method, or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations for any assessment of any tax, settle or compromise any material Tax claim, audit, or assessment for an amount materially in excess of the amount reserved or accrued on the Company Balance Sheet, or amend any material Tax Returns or file claims for material Tax refunds;

(m)          pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the financial statements of Company, or incurred in the ordinary course of business and consistent with past practice;

(n)           enter into any material partnership arrangements, joint development agreements or strategic alliances;

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(o)           initiate any litigation, action, suit, proceeding, claim or arbitration or settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration (except in connection with this Agreement);

(p)           make any material expenditure outside of the ordinary course of business or that is inconsistent with past practices (provided that nothing herein shall prevent Company from making payments on expenses incurred prior to the date of this Agreement); and

(q)           take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through (p) above, or any action which would make any of the representations or warranties of such Party contained in this Agreement untrue or incorrect or prevent such Party from performing or cause such Party not to perform its covenants hereunder or result in any of the conditions to the Merger set forth herein not being satisfied.

The Parties acknowledge and agree that (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct Company’s operations prior to the Effective Time, (ii) prior to the Effective Time, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations, and (iii) notwithstanding anything contrary set forth in this Agreement, no consent of Parent will be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any applicable Legal Requirements.

The Parties further acknowledge and agree that nothing contained in this Agreement shall prohibit or restrict Company from taking any action necessary or appropriate (including marketing efforts) in accordance with applicable securities laws and in accordance with the terms and conditions hereof, to authorize, issue or sell not less than $4,000,000 of equity securities (including securities convertible, exercisable or exchangeable into such equity securities) of Company prior to the Effective Time (the “Additional Company Funding”), provided that the securities of Company issued in any such Additional Company Funding shall be included in the calculation of the Exchange Ratio. Parent will, subject to the terms and conditions hereof, take all commercially reasonable efforts in order to cooperate with the issuance of debt or equity securities in accordance with this paragraph. The Parties further acknowledge that, subject to the terms and conditions hereof, (A) Company may issue or sell up to an aggregate of $4,000,000 in Additional Company Funding without the consent of Parent and (B) Company may issue or sell more than $4,000,000 in Additional Company Funding with the written consent of Parent. Company and Parent acknowledge and agree that an Additional Company Funding is subject to the following terms and conditions: (i) the terms of any such Additional Company Funding shall be as approved by a majority of Company’s directors that are disinterested with respect to such Additional Company Funding (but in no event shall more than one disinterested director fail to approve such terms), in full compliance with their fiduciary duties; and (ii) all agreements relating to such Additional Company Funding shall, prior to their execution, be provided to Parent for review and Company shall, in good faith, consider any comments to such documents that Parent may have.

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4.2          Conduct of Parent Business. During the Pre-Closing Period, Parent agrees, except to the extent that Company consents in writing, to carry on its business in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with key customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, without limiting the foregoing, other than as expressly contemplated by this Agreement, without obtaining the written consent of Company, Parent will not, and will not permit its Subsidiaries to, do any of the following:

(a)            except for the Parent Amended and Restated Charter and to effectuate a reverse stock split of the Parent Common Stock, amend or otherwise change its certificate of incorporation or bylaws, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise;

(b)            issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) (except for the issuance of shares of common stock issuable pursuant to employee stock options under currently existing employee stock option plans or pursuant to currently outstanding warrants, as the case may be, which options, warrants or rights, as the case may be, are outstanding on the date hereof);

(c)            redeem, repurchase or otherwise acquire, directly or indirectly, any shares of Parent Capital Stock;

(d)            incur any indebtedness or guarantee any indebtedness for borrowed money or issue or sell any debt securities or guarantee any debt securities or other obligations of others or sell, pledge, dispose of or create an Encumbrance over any assets (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice, and (ii) dispositions of obsolete or worthless assets);

(e)            accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or warrants or authorize cash payments in exchange for any options, in each case, other than as set forth in Part 4.2(e) of the Parent Disclosure Schedule;

(f)            (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned Subsidiary may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any Subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries, or propose to do any of the foregoing;

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(g)           sell, assign, transfer, license, sublicense or otherwise dispose of any Parent IP Rights (other than pursuant to non-exclusive licenses in the ordinary course of business consistent with past practice);

(h)           (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any other material property or assets; (ii) enter into or amend any material terms of any Parent Contract or grant any release or relinquishment of any material rights under any Parent Contract; (iii) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $50,000, taken as a whole; or (iv) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.2(h)(i) through (iii);

(i)            forgive any loans to any Person, including its employees, officers, directors or Affiliates;

(j)            increase the compensation payable or to become payable to its directors, officers, employees or consultants or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer (except for officers who are terminated on an involuntary basis), employee or consultant, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of its directors or officers;

(k)           take any action, other than as required by applicable Legal Requirements or GAAP, to change accounting policies or procedures;

(l)            make or change any material tax election inconsistent with past practices, adopt or change any Tax accounting method, or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations for any assessment of any tax, settle or compromise any material Tax claim, audit, or assessment for an amount materially in excess of the amount reserved or accrued on the most recent Parent Financials on file with the SEC, or amend any material Tax Returns or file claims for material Tax refunds;

(m)          pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the financial statements of Parent or Merger Sub, or incurred in the ordinary course of business and consistent with past practice;

(n)           enter into any material partnership arrangements, joint development agreements or strategic alliances;

(o)           initiate any litigation, action, suit, proceeding, claim or arbitration or settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration (except in connection with this Agreement) other than as set forth in Part 4.2(o) of the Parent Disclosure Schedule;

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(p)            make any material expenditure outside of the ordinary course of business or that is inconsistent with past practices (provided that nothing herein shall prevent Parent from making payments on expenses incurred prior to the date of this Agreement);

(q)            take, or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through (p) above, or any action which would make any of the representations or warranties of such Party contained in this Agreement untrue or incorrect or prevent such Party from performing or cause such Party not to perform its covenants hereunder or result in any of the conditions to the Merger set forth herein not being satisfied; and

(r)            take any action that would cause the representation in Section 3.21 to become inaccurate.

ARTICLE 5

ADDITIONAL AGREEMENTS

5.1          Registration Statement/Proxy Statement.

(a)            As promptly as practicable after the date of this Agreement, and in any event no later than forty-five (45) days following the date of this Agreement, Parent, with Company’s cooperation, will prepare and cause to be filed with the SEC a Registration Statement on Form S-4, including a proxy statement relating to the Parent Stockholders’ Meeting to be held in connection with the Parent Stockholder Approval Matters and other matters that may be mutually agreed upon between Parent and Company (such Form S-4 Registration Statement, together with any amendments thereof or supplements thereto, the “Proxy Statement”). Each of Parent and Company will use commercially reasonable efforts: (i) to cause the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC; and (ii) to promptly notify the other of, cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff. Parent will cause the Proxy Statement to be furnished to the Parent Stockholders in accordance with applicable Legal Requirements. Each of Parent and Company will promptly furnish the other Party all information concerning such Party, its Subsidiaries and stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If either Parent or Company becomes aware of any information that should be disclosed in an amendment or supplement to the Proxy Statement, then such Party: (i) will promptly inform the other Party thereof; (ii) will provide the other Party (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement prior to it being filed with the SEC; (iii) will provide the other Party with a copy of such amendment or supplement promptly after it is filed with the SEC; and (iv) will cooperate, if appropriate, in mailing such amendment or supplement to the Parent Stockholders.

(b)            Parent covenants and agrees that the Proxy Statement, including any pro forma financial statements included therein (and the letter to stockholders, notice of meeting and form of proxy included therewith), will not, at the time that the Proxy Statement or any amendment or supplement thereto is filed with the SEC or is first mailed to the Parent Stockholders, at the time of the Parent Stockholders’ Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent makes no covenant, representation or warranty with respect to statements made in the Proxy Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information furnished in writing by Company specifically for inclusion therein.

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(c)            Company shall reasonably cooperate with Parent and, within forty-five (45) days of the date of this Agreement, provide, and require its Representatives, advisors, accountants and attorneys to provide, Parent and its Representatives, advisors, accountants and attorneys, with all true, correct and complete information regarding Company that is required by law to be included in the Proxy Statement or reasonably requested from Company to be included in the Proxy Statement and all other filings required by the Securities Act or Exchange Act, including, but not limited to, audited and unaudited financial statements of Company and management discussion and analysis of Company’s financial condition. Without limiting the foregoing, Company will use commercially reasonable efforts to cause to be delivered to Parent a letter of Company’s independent accounting firm, dated no more than two (2) Business Days before the date on which the Proxy Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Proxy Statement.

5.2          Company Written Consent.

(a)            As promptly as practicable after the date of this Agreement, and in any event no later than the second (2nd) Business Day after the Proxy Statement is submitted to the SEC, Company will solicit the written consent of its stockholders in lieu of a meeting pursuant to Section 228 of the DGCL (the “Company Written Consent”) for purposes of (i) adopting this Agreement and approving the Merger and, if required, the Financing, and all other transactions contemplated by this Agreement, (ii) acknowledging that the approval given thereby is irrevocable and that such Company Stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which was attached thereto, and that such Company Stockholder has received and read a copy of Section 262 of the DGCL, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its Company Capital Stock under the DGCL, and (collectively, the “Company Stockholder Matters”). Such Company Written Consent shall be substantially the form of Exhibit G attached hereto Each of Parent and Company agree to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing Party or its counsel, may be required or appropriate for soliciting the approval of the Company Stockholder Matters. Company shall not distribute any information with respect to Parent or its Affiliates, the form and content of which information shall not have been approved by Parent prior to such inclusion.

(b)            The board of directors of Company will recommend that its stockholders vote to approve the Company Stockholder Matters (such recommendation, the “Company Board Recommendation”). The board of directors of Company will communicate the Company Board Recommendation to the Company Stockholders. The Company Board Recommendation will not be withdrawn or modified in a manner adverse to Parent, and no resolution by the board of directors of Parent or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent will be adopted or proposed.

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5.3          Parent Stockholder Meeting.

(a)            Parent will take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Parent Common Stock (the “Parent Stockholders’ Meeting”) to vote on (i) the issuance of shares of Parent Common Stock in the Merger, and (ii) the Parent Amended and Restated Charter (collectively, the “Parent Stockholder Approval Matters”). The Parent Stockholders’ Meeting will be held as promptly as practicable following the date on which the definitive Proxy Statement is mailed to the holders of Parent Common Stock; provided, however, notwithstanding anything to the contrary contained herein, Parent will have the absolute discretion to adjourn the Parent Stockholders’ Meeting without any consent requirement of Company for a period of sixty (60) days after the initial Parent Stockholders’ Meeting is held if necessary to obtain Parent Stockholder Approval. Parent will ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements.

(b)            Subject to Section 5.3(c), (i) the board of directors of Parent will recommend that its stockholders vote to approve the Parent Stockholder Approval Matters (such recommendation, the “Parent Board Recommendation”); (ii) the Proxy Statement will include the Parent Board Recommendation; and (iii) the Parent Board Recommendation will not be withdrawn or modified in a manner adverse to Company, and no resolution by the board of directors of Parent or any committee thereof to withdraw or modify the Parent Board Recommendation in a manner adverse to Company will be adopted or proposed.

(c)             Notwithstanding anything to the contrary contained in Section 5.3(b), at any time prior to the approval of the Parent Stockholder Approval Matters by the Parent Stockholder Approval, the Parent Board Recommendation may be withdrawn or modified (a “Parent Change in Recommendation”) if the board of directors of Parent concludes in good faith, after having taken into account the advice of Parent’s outside legal counsel and financial advisors, that (x) as a result of Parent’s receipt of an Acquisition Proposal that was not made in violation of Section 5.13 and that the board of directors of Parent has determined in good faith, after consultation with Parent’s legal and financial advisors, constitutes a Superior Offer, or (y) as a result of a material development or change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of Parent that occurs or arises after the date of this Agreement and that was neither known to Parent or its board of directors nor reasonably foreseeable as of the date of this Agreement (a “Parent Intervening Event”), the Parent Change in Recommendation is required in order for the board of directors of Parent to comply with its fiduciary obligations to the Parent Stockholders under applicable Legal Requirements; provided, however, that prior to Parent taking any action permitted under this Section 5.3(c), Parent shall provide Company with four (4) Business Days’ prior written notice advising Company that it intends to effect such Parent Change in Recommendation and specifying, in reasonable detail, the reasons therefor (including, in the case of a Parent Acquisition Proposal, the information required by Section 5.13(b) and, in the case of a Parent Intervening Event, the material facts and circumstances related to the applicable Parent Intervening Event), and during such four (4) Business Day period, (i) Parent shall negotiate, and cause its Representatives to negotiate, with Company in good faith (to the extent Company wishes to negotiate) to enable Company to determine whether to propose revisions to the terms of this Agreement such that it would obviate the need for Parent’s board of directors to effect such withdrawal or modification, and (ii) Parent shall consider in good faith any proposal by Company to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect such Parent Change in Recommendation.

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(d)            Nothing contained in this Section 5.3 or elsewhere in this Agreement shall prohibit Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012 of Regulation M-A promulgated under the Exchange Act or from otherwise making any disclosure to its stockholders that is required by applicable Legal Requirements or if the board of directors of Parent concludes in good faith, after consultation with its legal advisors, that the failure to make such disclosure would be reasonably likely to be inconsistent with its fiduciary duties under applicable law. For the avoidance of doubt, in no event shall the issuance of a “stop, look and listen” statement (or other similar statement pursuant to any requirement of applicable Legal Requirements) constitute a Parent Change in Recommendation.

5.4          Access to Information; Confidentiality. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with ARTICLE 7, and upon reasonable notice and subject to restrictions contained in confidentiality agreements to which such Party is subject, Company and Parent, and their directors, officers and agents, will each afford to the officers, employees, accountants, counsel and other Representatives of the other Party, reasonable access, during the Pre-Closing Period, to all its properties, books, contracts, commitments and records (including, without limitation, Tax records) and, during such period, Company and Parent each will furnish promptly to the other all information concerning its business, properties and personnel as such other Party may reasonably request and financial, legal, accounting, tax and other data and information relating to the disclosing Party and its business as reasonably requested by the other Party and its Representatives, and each will make available to the other the appropriate individuals (including attorneys, accountants and other professionals and advisors) for discussion of the other’s business, properties and personnel as either Party may reasonably request for the purposes of evaluating the Merger proposed hereby or any similar transaction or otherwise facilitating the due diligence investigation; provided, that each of Company and Parent reserves the right to withhold any information if access to such information could adversely affect the attorney-client privilege between it and its counsel. Without limiting the generality of the foregoing, during the Pre-Closing Period, Company and Parent will promptly provide the other Party with copies of: (a) all material operating and financial reports prepared by Company or Parent (or their respective Representatives), as applicable, for such Party’s senior management, including copies of any sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports; (b) any written materials or communications sent by or on behalf of such Party to its stockholders; (c) any material notice, document or other communication sent by or on behalf of any of such Party to any third party to any Company Contract or Parent Contract, as applicable, or sent to Company or Parent by any third party to any Company Contract or Parent Contract, as applicable, (other than any communication that relates solely to routine commercial transactions and that is of the type sent in the ordinary course of business and consistent with past practices); (d) any notice, report or other document filed with or sent to any Governmental Body in connection with the Merger or any of the other transactions contemplated by this Agreement; and (e) any material notice, report or other document received from any Governmental Body. Each Party will keep such information confidential in accordance with the terms of the confidentiality agreement, dated as of December 2, 2018, between Parent and Company (the “Confidentiality Agreement”).

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5.5          Regulatory Approvals and Related Matters. Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Merger and the other transactions contemplated herein, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Parties shall, promptly after the date of this Agreement, prepare and file, if any, (a) the notification and report forms required to be filed under the HSR Act and (b) any notification or other document required to be filed in connection with the Merger under any applicable foreign Legal Requirement relating to antitrust or competition matters. Parent and Company shall respond as promptly as is practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or competition matters.

5.6          Director Indemnification and Insurance.

(a)            From and after the Effective Time, Parent will fulfill and honor in all respects the obligations of Company and Parent which exist prior to the date hereof to indemnify Company’s and Parent’s present and former directors and officers and their heirs, executors and assigns; provided, however, that Company directors and officers which become directors and officers of the Surviving Corporation and Parent will enter into Surviving Corporation’s standard indemnification agreement which will supersede any other contractual rights to indemnification. The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions at least as favorable as the provisions relating to the indemnification and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of Company, and the provisions relating to the indemnification and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of Company and Parent will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at the Effective Time, were directors, officers, employees or agents of Company or Parent, unless such modification is required by Legal Requirements.

(b)            Effective as of the Effective Time, Company will secure a “tail” policy on Company’s existing directors and officers’ liability insurance policy for a period of three (3) years.

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(c)             Effective as of the Effective Time, Parent and the other Acquiring Company will secure a “tail” policy on Parent’s and the other Acquiring Company’s existing directors’ and officers’ liability insurance policy for a period of at least three (3) years.

(d)            Effective as of the Effective Time, Company will secure a directors and officers liability insurance policy covering the directors and officers of Parent immediately following the Effective Time in a coverage amount that is not less that the coverage amount of Parent’s directors’ and officers’ liability insurance policy immediately prior to the Effective Time.

(e)             This Section 5.6 will survive any termination of this Agreement and the consummation of the Merger at the Effective Time, is intended to benefit Company, the Surviving Corporation, Parent and the parties indemnified hereby, and will be binding on all successors and assigns of the Surviving Corporation.

5.7          Notification of Certain Matters.

(a)            Company will give prompt notice to Parent, and Parent will give prompt notice to Company, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate, and (ii) any failure of Company or Parent, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.7 will not limit or otherwise affect the remedies available hereunder to the Party receiving such notice; and provided, further, that failure to give such notice will not be treated as a breach of covenant for the purposes of Sections 6.2(a) and 6.3(a) unless the failure to give such notice results in material prejudice to the other Party.

(b)            Each of Company and Parent will give prompt notice to the other of: (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger or other transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Body in connection with the Merger or other transactions contemplated by this Agreement; (iii) any litigation relating to or involving or otherwise affecting Company or Parent that relates to the Merger or other transactions contemplated by this Agreement; (iv) the occurrence of a default or event that, with notice or lapse of time or both, will become a default under a Company Contract; and (v) any change that would be considered reasonably likely to result in a Company Material Adverse Effect or Parent Material Adverse Effect.

5.8          Interim Financial Statements. As promptly as possible following the last day of each fiscal month end after the date hereof until the Effective Time, and in any event within thirty (30) days after the end of each such fiscal month end, Company will deliver to Parent the consolidated balance sheet of Company and the related consolidated statements of income, changes in stockholders’ equity and cash flows of Company for the one-month period then ended and for the period then ended since the date of the Company Balance Sheet (collectively, the “Interim Financial Statements”). The Interim Financial Statements will be prepared so as to present fairly, in all material respects, the consolidated financial condition, retained earnings, assets and liabilities of Company as of the date thereof.

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5.9          Public Announcements. Parent and Company will consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger or this Agreement and will not issue any such press release or make any such public statement without the prior consent of the other Party, which will not be unreasonably withheld or delayed; provided, however, that, on the advice of legal counsel, Parent may comply with any SEC requirements under the Securities Act or Exchange Act which requires any public disclosure, without the consent or review of Company.

5.10       Conveyance Taxes. Parent and Company will cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Effective Time.

5.11       Board of Directors and Officers of Parent. Parent will take all actions necessary, in consultation with Company, to cause the board of directors of Parent, immediately after the Effective Time, to consist of five (5) individuals designated by Company (the “Company Appointees”) and will, prior to Company soliciting the approval of the Company Stockholder Matters, provide executed resignation letters (effective as of the Effective Time) for all members of the board of directors who will no longer be members of the board of directors of Parent effective immediately after the Effective Time; provided, however, the Parties acknowledge that so long as Parent remains a public reporting company, the board of directors of Parent will continue to satisfy applicable securities laws, including, without limitation, maintaining an independent audit committee, and the nominations by Company and Parent hereunder will allow Parent to comply with such applicable Legal Requirements. Each new member of the board of directors of Parent that was not a member of the board of directors of Parent immediately before the Effective Time shall enter into an indemnification agreement with Parent, on Parent’s standard form, within fifteen (15) days of their appointment. The executive officers of Parent immediately after the Effective Time will be designated by Parent (and such individuals will be identified prior to Company soliciting the approval of the Company Stockholder Matters).

5.12       Non-Solicitation by Company.

(a)            During the Pre-Closing Period, Company will not and will not authorize or permit any of its Subsidiaries or any Representative of Company or its Subsidiaries, directly or indirectly, to, (i) solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any nonpublic information regarding Company or its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to any Acquisition Transaction.

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(b)            Company will promptly (and in no event later than twenty-four (24) hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information) advise Parent orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to Company or its Subsidiaries (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the material terms thereof) that is made or submitted by any Person during the Pre-Closing Period. Company will keep Parent informed on a prompt basis in all material respects with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

(c)            Company will immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

5.13       Non-Solicitation by Parent.

(a)            During the Pre-Closing Period, Parent will not and will not authorize or permit any of its Subsidiaries or any Representative of Parent or its Subsidiaries, directly or indirectly, to, (i) solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any nonpublic information regarding Parent or its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to any Acquisition Transaction (other than an Acceptable Parent Confidentiality Agreement); provided, however, that prior to the adoption of this Agreement by the Parent Stockholder Approval, this Section 5.13(a) will not prohibit Parent from furnishing nonpublic information regarding Parent and its Subsidiaries to, or entering into discussions with, any Person in response to an Acquisition Proposal that, after consultation with its outside financial and legal advisor, Parent’s board of directors determines in good faith is, or would reasonably be expected to result in, a Superior Offer (and is not withdrawn) if (1) neither Parent nor any Representative of Parent (or its Subsidiaries) will have breached this Section 5.13(a), (2) the board of directors of Parent concludes in good faith, after having taken into account the advice of its outside legal counsel, that such action is required in order for the board of directors of Parent to comply with its fiduciary obligations to the Parent Stockholders under applicable Legal Requirements, (3) at least two (2) Business Days prior to furnishing any such information to, or entering into discussions with, such Person, Parent gives Company written notice of the identity of such Person and of Parent’s intention to furnish information to, or enter into discussions with, such Person, and Parent receives from such Person an executed confidentiality agreement on terms no more favorable to Parent than the confidentiality agreement between Parent and Company and containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of Parent as well as customary “standstill” provisions (an, “Acceptable Parent Confidentiality Agreement”) (4) at least two (2) Business Days prior to furnishing any such information to such Person, Parent furnishes such nonpublic information to Company (to the extent such nonpublic information has not been previously furnished by Parent to Company).

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(b)            Parent will promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information) advise Company orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to Parent or its Subsidiaries (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the material terms thereof) that is made or submitted by any Person during the Pre-Closing Period. Parent will keep Company informed on a prompt basis in all material respects with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

(c)            Parent will immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

5.14       Section 16 Matters. Subject to the following sentence, prior to the Effective Time, Parent and Company will take all such steps as may be required (to the extent permitted under applicable Legal Requirements and no-action letters issued by the SEC) to cause any acquisition of Parent Common Stock (including derivative securities with respect to Parent Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act. At least thirty (30) days prior to the Closing Date, Company will furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent: (a) the number of shares of Company Capital Stock held by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to the Merger; and (b) the number of other derivative securities (if any) with respect to Company Capital Stock held by such individual and expected to be converted into shares of Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with the Merger.

5.15       Parent Amended and Restated Charter. Immediately prior to the Effective Time, Parent will file an amended and restated certificate of incorporation in substantially the form of Exhibit D (the “Parent Amended and Restated Charter”) with the Secretary of State of the State of Delaware to become effective immediately prior to the Effective Time.

5.16       Listing. Parent will promptly (i) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in the Merger and use its commercially reasonable efforts to cause such shares to be approved for listing (subject to notice of issuance), and (ii) to the extent required by Nasdaq Marketplace Rule 4340, file an initial listing for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and use its commercially reasonable efforts to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Company will cooperate with Parent as reasonably requested by Parent to cause the Nasdaq Listing Application to be approved and the shares of Parent Common Stock to be issued in the Merger to be approved for listing on Nasdaq and will promptly furnish to Parent all information concerning Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.16.

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5.17       Company Options.

(a)            At the Effective Time, the vesting of each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Option Plan will be accelerated in full and, to the extent not exercised prior to the Effective Time, will be converted into and become an option to purchase Parent Common Stock. At the Effective Time, Parent shall assume the Company Option Plan. All rights with respect to Company Common Stock under Company Options assumed by Parent will thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent will be determined by multiplying (x) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time by (y) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed by Parent will be determined by dividing (x) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Parent will continue in full force and effect and the term, exercisability, vesting schedule, status as an “incentive stock option” under Section 422 of the Code, if applicable, and other provisions of such Company Option will otherwise remain unchanged; provided, however, that: (1) to the extent provided under the terms of a Company Option, such Company Option assumed by Parent in accordance with this Section 5.17(a) will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time; and (2) Parent’s board of directors or a committee thereof will succeed to the authority and responsibility of Company’s board of directors or any committee thereof with respect to each Company Option assumed by Parent. Notwithstanding anything to the contrary in this Section 5.17(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Parent Common Stock will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Option will not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code. It is the intention of the Parties that each Company Option so assumed by Parent shall qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Company Option qualified as an incentive stock option prior to the Effective Time.

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(b)            Parent will file with the SEC, as soon as practicable (and in any event within thirty (30) Business Days) after the Effective Time, a registration statement on Form S-8 relating to the shares of Parent Common Stock issuable with respect to Company Options assumed by Parent in accordance with Section 5.17(a), to the extent permitted by federal securities laws, and Parent shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses delivered with respect to such shares) for so long as such options remain outstanding.

(c)            Within twenty (20) Business Days after the Effective Time, Parent will issue to each person who, immediately prior to the Effective Time, was a holder of a Company Option a document evidencing the foregoing assumption of such option by Parent.

5.18       Company Warrant.

(a)         At the Effective Time, the Company Warrant will be converted into and become a warrant to purchase Parent Common Stock, and Parent shall assume the Company Warrant. All rights with respect to Company Common Stock under the Company Warrant will thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) the Company Warrant may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to the Company Warrant will be determined by multiplying (x) the number of shares of Company Common Stock that were subject to the Company Warrant, as in effect immediately prior to the Effective Time by (y) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of the Company Warrant will be determined by dividing (x) the per share exercise price of Company Common Stock subject to the Company Warrant, as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of the Company Warrant will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of the Company Warrant will otherwise remain unchanged; provided, however, that: (1) to the extent provided under the terms of the Company Warrant, the Company Warrant in accordance with this Section 5.18(a) will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time; and (2) Parent’s board of directors or a committee thereof will succeed to the authority and responsibility of Company’s board of directors or any committee thereof with respect to the Company Warrant.

(b)         Within five (5) Business Days after the Effective Time or by such earlier date required under the Company Warrant, Parent will issue to the holder of the Company Warrant a document evidencing the foregoing assumption of the Company Warrant by Parent.

5.19       Allocation Certificate. Company will prepare and deliver to Parent at least two (2) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer and Secretary of Company in a form reasonably acceptable to Parent which sets forth (a) a true and complete list of the Company Stockholders immediately prior to the Effective Time and the number and type of shares of Company Capital Stock owned by each such Company Stockholder, and (b) the allocation of the Merger Consideration among the Company Stockholders pursuant to the Merger.

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5.20       Employee Benefit Matters.

(a)         All employees of Company shall continue in their existing benefit plans until such time as, in Parent’s sole discretion, an orderly transition can be accomplished to employee benefit plans and programs maintained by Parent for its and its Affiliates’ employees in the United States. Parent shall take such reasonable actions, to the extent permitted by Parent’s benefits programs, as are necessary to allow eligible employees of Company to participate in the health, welfare and other benefit programs of Parent or alternative benefits programs in the aggregate that are substantially similar to those applicable to employees of Parent in similar functions and positions on similar terms (it being understood that equity incentive plans are not considered employee benefits). Pending such action, Parent shall maintain the effectiveness of Company’s benefit plans. All employees of Company shall be given credit for all service with Company (or service credited by Company) for purposes of eligibility and vesting (but not for purposes of benefit accrual) under all employee benefit plans, programs, policies and arrangements and employment policies maintained by Parent in which they become participants. No employees of Company (or their dependents) shall be excluded from, or limited in, receiving any benefits or participating in a group health plan of Parent for which they would otherwise be eligible by reason of any waiting period, evidence of insurability requirement, pre-existing condition exclusion or similar limitation other than limitations or waiting periods that are already in effect with respect to such individuals to the extent not satisfied as of the Effective Time under the corresponding Company Employee Plan.

(b)         At Parent’s request, Company will terminate any or all Company Employee Plans intended to include a Code Section 401(k) arrangement (each a “Company 401(k) Plan”), with such termination to be effective as of the day immediately preceding the Closing Date and reflected in resolutions of Company’s board of directors. The form and substance of such resolutions will be subject to the prior review and approval of Parent. For purposes of clarity, participation in any Company 401(k) Plan for which no request has been made by Parent on or prior to the day immediately prior to the Closing Date will not be terminated by Company.

5.21       Stockholder Litigation. From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to ARTICLE 7, Parent shall promptly notify Company of any litigation brought, or threatened, against Parent and/or members of the board of directors of Parent or any of its officers relating to the transactions contemplated by this Agreement or otherwise and shall keep Company informed on a reasonably current basis with respect to the status thereof. From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to ARTICLE 7, Company shall promptly notify Parent of any litigation brought, or threatened, against Company and/or members of the board of directors of Company or any of its officers relating to the transactions contemplated by this Agreement or otherwise and shall keep Parent informed on a reasonably current basis with respect to the status thereof. Each Party shall give the other Party the right to review and comment on all material filings or responses to be made by such Party in connection with the foregoing and, no settlement shall be agreed to in connection with the foregoing without the other Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

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5.22       Company and Parent Disclosure Schedules. Each of Company and Parent may in its discretion, for informational purposes only, supplement the information set forth on the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, with respect to any matter now existing or hereafter arising that, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, on the date of this Agreement or that is necessary to correct any information in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, which has been rendered inaccurate thereby promptly following discovery thereof. Any such amended or supplemented disclosure shall not be deemed to modify the representations and warranties of Company, Parent or Merger Sub for purposes of Section 6.2(a) and 6.3(a) of this Agreement.

5.23       Tax Matters.

(a)         Parent, Merger Sub and Company shall use their respective commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any Affiliate or Subsidiary to, take any actions or cause any action to be taken which would reasonably be expected to prevent the Merger from qualifying, as a “reorganization” under Section 368(a) of the Code.

(b)         Parent, Merger Sub and Company shall treat, and shall not take any Tax reporting position inconsistent with the treatment of, the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

ARTICLE 6
CONDITIONS TO THE MERGER

6.1         Conditions To Obligation Of Each Party To Effect The Merger. The respective obligations of each Party to effect the Merger will be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)         No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order (whether temporary, preliminary or permanent) issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger on substantially identical terms and conferring upon Parent substantially all the rights and benefits as contemplated herein, will be in effect, nor will any proceeding brought by any administrative agency or commission or other Governmental Body or instrumentality, domestic or foreign, seeking any of the foregoing be pending; and there will not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger on substantially identical terms and conferring upon Parent substantially all the rights and benefits as contemplated herein, illegal;

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(b)         Governmental Approvals. Any waiting period applicable to the consummation of the Merger under the HSR Act will have expired or been terminated.

(c)          Stockholder Approvals. This Agreement will have been duly adopted and the Merger will have been duly approved by the Company Stockholder Approval and the Parent Stockholder Approval Matters will have been duly adopted and approved by the Parent Stockholder Approval.

(d)         Employment Agreements. Each of Dietrich Stephan and the persons who will serve as executive officers of Parent immediately following the Effective Time shall have executed and entered an employment agreement with Parent, to be effective as of the Effective Time, on terms and conditions reasonably satisfactorily to the board of directors of Parent immediately prior to the Effective Time.

(e)          Proxy Statement. The Proxy Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the Proxy Statement will have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Proxy Statement will have been initiated or, to the knowledge of Parent, threatened by the SEC.

6.2         Additional Conditions to Obligations Of Parent. The obligations of Parent to effect the Merger are also subject to the following conditions:

(a)         Representations and Warranties. The representations and warranties of Company (i) set forth in Section 2.1 (Organization and Qualification; Charter Documents), Section 2.2 (Capital Structure), 2.3 (Authority; Non-Contravention; Approvals) and Section 2.6 (Absence of Certain Changes or Events) will be true and correct in all material respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date) and (ii) contained in this Agreement (other than those set forth in Section 2.1 (Organization and Qualification; Charter Documents), Section 2.2 (Capital Structure), 2.3 (Authority; Non-Contravention; Approvals) and Section 2.6 (Absence of Certain Changes or Events)) will be true and correct in all respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date) or those inaccuracies that, individually or in the aggregate, do not constitute and would not reasonably be expected to constitute a Company Material Adverse Effect; provided that, for purposes of this clause (ii), all “Company Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Company contained in this Agreement will be disregarded. Parent will have received a certificate to such effect signed by an officer of Company. For purposes of clarity, the transactions contemplated by ARTICLE 1 shall not constitute a breach of the representations and warranties of Company set forth in Section 2.2 (Capital Structure).

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(b)         Agreements and Covenants. Company will have performed or complied with in all material respects all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent will have received a certificate to such effect signed by and officer of Company.

(c)          Consents Obtained. Parent will have received evidence, in form and substance satisfactory to it, that all Consents listed on Schedule 6.2(c) required to be obtained, and all filings required to be made, by Company for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby will have been obtained and made by Company.

(d)         Company Material Adverse Effect. Since the date of this Agreement, there will have been no change, occurrence or circumstance in the business, results of operations or financial condition of Company having, individually or in the aggregate, a Company Material Adverse Effect.

(e)          Other Deliveries. Parent will have received such other certificates and instruments (including without limitation certificates of good standing of Company in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it will reasonably request in connection with the closing of the transactions contemplated by this Agreement.

(f)          FIRPTA Certificate. Parent will have received from Company applicable FIRPTA documentation, consisting of (i) a notice to the IRS, in accordance with the requirements of Section 1.897-2(h)(2) of the Treasury Regulations, in substantially the form of Exhibit E attached hereto, dated as of the Closing Date and executed by Company, together with written authorization for Parent to deliver such notice form to the IRS on behalf of Company after the Closing, and (ii) a FIRPTA Notification Letter, in substantially the form of Exhibit E attached hereto, dated as of the Closing Date and executed by Company.

(g)         Dissenting Shares. The holders of no more than one and one half percent (1.5%) of the shares of Company Common Stock on an as-converted to Company Common Stock basis will have demanded and not lost or withdrawn appraisal rights.

(h)         Company Board of Directors Resignation Letters. Parent will have received a duly executed copy of a resignation letter from each of the resigning members of the board of directors of Parent contemplated by Section 5.11, pursuant to which each such person will resign as a member of the board of directors of Parent immediately following the Effective Time.

(i)         Company Lock-up Agreements. The Company Lock-up Agreements will continue to be in full force and effect as of immediately following the Effective Time.

(j)         Additional Company Funding. The prior or simultaneous closing of the Additional Company Funding that results in aggregate proceeds to Company of not less than $4,000,000.

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(k)         Closing Cash Balance. Company will have an unrestricted cash and cash equivalents balance as of the Closing of at least $4,000,000.

6.3         Additional Conditions to Obligations of Company. The obligation of Company to effect the Merger is also subject to the following conditions:

(a)         Representations and Warranties. The representations and warranties of Parent and Merger Sub (i) set forth in Section 3.1 (Organization and Qualification), Section 3.2 (Capital Structure), Section 3.3 (Authority; Non-Contravention; Approvals) and Section 3.6 (Absence of Certain Changes or Events) will be true and correct in all material respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date) and (ii) contained in this Agreement (other than those set forth in Section 3.1 (Organization and Qualification), Section 3.2 (Capital Structure), Section 3.3 (Authority; Non-Contravention; Approvals) and Section 3.6 (Absence of Certain Changes or Events)) will be true and correct in all respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date) or those inaccuracies that, individually or in the aggregate, do not constitute and would not reasonably be expected to constitute a Parent Material Adverse Effect; provided that, for purposes of this clause (ii), all “Parent Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Parent and Merger Sub contained in this Agreement will be disregarded. Company will have received a certificate to such effect signed by an officer of each of Parent and Merger Sub.

(b)         Agreements and Covenants. Parent will have performed or complied with in all material respects all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Company will have received a certificate to such effect signed by an officer of Parent.

(c)          Consents Obtained. Company will have received evidence, in form and substance satisfactory to it, that all Consents listed on Schedule 6.3(c) required to be obtained, and all filings required to be made, by Parent for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby will have been obtained and made by Parent.

(d)         Parent Material Adverse Effect. Since the date of this Agreement, there will have been no change, occurrence or circumstance in the business, results of operations or financial condition of Parent or any Subsidiary of Parent having, individually or in the aggregate, a Parent Material Adverse Effect.

(e)          Other Deliveries. Company will have received such other certificates and instruments (including without limitation certificates of good standing of Parent in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it will reasonably request in connection with the closing of the transactions contemplated by this Agreement.

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(f)          Parent Board of Directors Resignation Letters. Company will have received a duly executed copy of a resignation letter from each of the resigning members of the board of directors of Parent contemplated by Section 5.11 and each of Subsidiaries of Parent, as applicable, pursuant to which each such person will resign as a member of the board of directors of Parent immediately following the Effective Time.

(g)         Parent Lock-up Agreements. The Parent Lock-up Agreements will continue to be in full force and effect as of immediately following the Effective Time.

(h)         Company Appointees. Each of the Company Appointees shall have been duly elected to the board of directors of Parent.

(i)          Cancellation of Certain Options. Parent shall have provided Company with evidence satisfactory to Parent that the options to purchase shares of Parent Common Stock set forth on Part 6.3(i) of the Parent Disclosure Schedule that are outstanding and unexercised as of immediately prior to the Effective Time will be terminated and cancelled in full and of no further force or effect as of the Effective Time.

(j)          Closing Cash Balance. Parent shall have an unrestricted cash and cash equivalents balance as of the Closing of at least $1,000,000.

ARTICLE 7

TERMINATION

7.1         Termination. This Agreement may be terminated and the Merger may be abandoned, at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Company and Parent:

(a)         by mutual written consent of Company and Parent duly authorized by each of their respective boards of directors;

(b)         by either Parent (subject to the provisions of Section 7.1(e)) or Company if the Merger has not been consummated by June 30, 2019 (provided that the right to terminate this Agreement under this Section 7.1(b) will not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date);

(c)          by either Parent or Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission will have issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d)         by either Parent or Company if the Company Stockholder Approval has not been obtained within three (3) Business Days after Company first solicits the approval of the Company Stockholder Matters or if the Company Stock Approval is subsequently rescinded by the stockholders of the Company (provided that the right to terminate this Agreement under this Section 7.1(d) will not be available to any Party where the failure to obtain the Company Stockholder Approval will have been caused by the action or failure to act of such Party in breach of this Agreement);

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(e)          by either Parent or Company, if the Parent Stockholder Approval contemplated by this Agreement will not have been obtained (provided that the right to terminate this Agreement under this Section 7.1(e) will not be available to any Party where the failure to obtain the Parent Stockholder Approval will have been caused by the action or failure to act of such Party in breach of this Agreement); provided, however, that Parent’s adjournment of the Parent Stockholders’ Meeting will not result in a failure to obtain the requisite vote under this Section 7.1(e) unless Parent does not obtain the Parent Stockholder Approval prior to the date sixty (60) days after the date that the initial Parent Stockholders’ Meeting is held; provided, however, that Parent may not terminate this Agreement pursuant to Section 7.1(b) until sixty five (65) days after the date that the initial Parent Stockholders’ Meeting is held; provided further that if the Parent Board Recommendation is withdrawn or modified in a manner adverse to Company, Company may terminate this Agreement pursuant to this Section 7.1(e) before the date that is sixty (60) days after the date that the initial Parent Stockholders’ Meeting is held;

(f)          by Parent upon breach of any of the representations, warranties, covenants or agreements on the part of Company set forth in this Agreement, or if any representation or warranty of Company will have become inaccurate, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided if such breach or inaccuracy is curable by Company, then this Agreement will not terminate pursuant to this Section 7.1(f) as a result of such particular breach or inaccuracy unless the breach or inaccuracy remains uncured as of the tenth (10th) Business Day following the date of written notice given by Parent to Company of such breach or inaccuracy and its intention to terminate the agreement pursuant to this Section 7.1(f); provided, further that no termination may be made pursuant to this Section 7.1(f) solely as a result of the failure of Company to obtain the Company Stockholder Approval (in which case such termination must be made pursuant to Section 7.1(d));

(g)         by Company upon breach of any of the representations, warranties, covenants or agreements on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub will have become inaccurate, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided if such breach or inaccuracy is curable by Parent or Merger Sub, then this Agreement will not terminate pursuant to this Section 7.1(g) as a result of such particular breach or inaccuracy unless the breach or inaccuracy remains uncured as of the tenth (10th) Business Day following the date of written notice given by Company to Parent of such breach or inaccuracy and its intention to terminate the agreement pursuant to this Section 7.1(g); provided, further that no termination may be made pursuant to this Section 7.1(g) solely as a result of the failure of Parent to obtain the Parent Stockholder Approval (in which case such termination must be made pursuant to Section 7.1(e));

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(h)         by Company, if there will have occurred any Parent Material Adverse Effect since the date of this Agreement; provided, however, such termination shall only be effective if such Parent Material Adverse Effect is not cured within fifteen (15) days; or

(i)          by Parent, if there will have occurred any Company Material Adverse Effect since the date of this Agreement; provided, however, such termination shall only be effective if such Company Material Adverse Effect is not cured within fifteen (15) days.

7.2         Effect Of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement will forthwith become void and there will be no liability on the part of any Party hereto or any of its Affiliates, directors, officers or stockholders except (i) as set forth in Sections 7.2 and 7.3 and (ii) for any liability for any willful breach of any representation, warranty, covenant or obligation contained in this Agreement (for purposes of this Section 7.2, a “willful breach” is an act or omission with the actual knowledge that such act or omission would cause a breach of this Agreement). No termination of this Agreement will affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations will, in addition to this ARTICLE 7, survive termination of this Agreement in accordance with its terms.

7.3         Expenses; Termination Fees.

(a)         All Transaction Costs incurred in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the Party that incurred the expense (provided, however, that if the Merger is consummated, such fees and expenses will be paid by such Party out of its own cash on-hand prior to the Effective Time).

(b)         Company will pay to Parent a termination fee in an amount equal to $250,000 in the event that this Agreement is terminated pursuant to Section 7.1(d) or Section 7.1(f), such fee to be paid within 30 Business Days after such termination.

(c)          Parent will pay to Company a termination fee in an amount in cash equal to $250,000 (i) in the event that this Agreement is terminated pursuant to Section 7.1(g), such fee to be paid within 30 Business Days after such termination, or (ii) in the event this Agreement is terminated pursuant to Section 7.1(e) and an Acquisition Proposal with respect to Parent has been publicly announced, disclosed or otherwise communicated to Parent’s board of directors prior to the termination of this Agreement and, within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to such Acquisition Transaction or consummates such Acquisition Transaction, such fee to be paid not later than 30 Business Days after the Acquisition Transaction is consummated.

(d)         If Company fails to pay when due any amount payable by Company under this Section 7.3, then (i) Company will reimburse Parent for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Parent of its rights under this Section 7.3, and (ii) Company will pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid. If Parent fails to pay when due any amount payable by Parent under this Section 7.3, then (i) Parent will reimburse Company for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Company of its rights under this Section 7.3, and (ii) Parent will pay to Company interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Company in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

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ARTICLE 8

Non-Survival of Representations and warranties

The representations and warranties of Parent, Merger Sub and Company contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this ARTICLE 8 shall survive the Effective Time.

ARTICLE 9

GENERAL PROVISIONS

9.1         Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement will be in writing and will be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent on a Business Day by email before 11:59 p.m. (recipient’s time), when transmitted; (c) if sent by email on a day other than a Business Day, or if sent by email after 11:59 p.m. (recipient’s time), on the Business Day following the date; (d) if sent by registered, certified or first class mail, the third Business Day after being sent; and (e) if sent by overnight delivery via a national courier service, one Business Day after being sent, in each case to the address set forth beneath the name of such Party below (or to such other address as such Party shall have specified in a written notice given to the other Parties hereto):

(a)         If to Parent or Merger Sub:

Ohr Pharmaceutical, Inc.
800 Third Avenue
New York, NY 10022
Attn: Sam Backenroth
E-Mail: sam@ohrpharmaceutical.com

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With a copy (which copy shall not constitute notice) to:

Troutman Sanders LLP
875 Third Avenue
New York, NY 10022
Attn.: Aurora Cassirer
E-Mail: Aurora.Cassirer@troutmansanders.com

(b)          If to Company:

NeuBase Therapeutics, Inc.
2730 Sidney Street, Suite 300

Pittsburgh, PA 15203
Attn: Dietrich Stephan
E-mail: dstephan@neubasetherapeutics.com

With a copy (which copy shall not constitute notice) to:

Paul Hastings LLP
1117 S. California Avenue
Palo Alto, CA 94304
Attn.: Jeff Hartlin
E-Mail: jeffhartlin@paulhastings.com

9.2       Amendment. This Agreement may be amended by the Parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the Company Stockholder Approval or the Parent Stockholder Approval, as applicable, no amendment may be made which by Legal Requirements requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by the Parties hereto.

9.3       Headings. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

9.4       Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

9.5       Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and undertakings (other than the Confidentiality Agreement), both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

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9.6         Successors and Assigns. This Agreement will be binding upon: (a) Company and its successors and assigns (if any); (b) Parent and its successors and assigns (if any); and (c) Merger Sub and its successors and assigns (if any). This Agreement will inure to the benefit of: (i) Company; (ii) Parent; (iii) Merger Sub; and (iv) the respective successors and assigns (if any) of the foregoing. No Party may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties hereto.

9.7         Parties In Interest. This Agreement will be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, expressed or implied, is intended to or will confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 5.6 (which is intended to be for the benefit of the parties indemnified thereby and may be enforced by such parties).

9.8         Waiver. No failure or delay on the part of any Party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. At any time prior to the Effective Time, any Party hereto may, with respect to any other Party hereto, (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver will be valid if set forth in an instrument in writing signed by the Party or Parties to be bound.

9.9         Remedies Cumulative; Specific Performance. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available. Each Party to this Agreement agrees that, in the event of any breach or threatened breach by the other Party of any covenant, obligation or other provision set forth in this Agreement: (a) such Party will be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) such Party will not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Legal Proceeding.

9.10       Governing Law; Venue; Waiver of Jury Trial.

(a)         This Agreement and the relationship of the Parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware applicable to a contract executed and performed in such State without giving effect to the conflicts of laws principles thereof, which would result in the applicability of the laws of another jurisdiction.

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(b)         Any action, suit or other Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement will be brought or otherwise commenced exclusively in the courts of the State of Delaware located in Wilmington County. Each Party to this Agreement: (i) expressly and irrevocably consents and submits to the exclusive jurisdiction of such court (and each appellate court therefrom) in connection with any such action, suit or Legal Proceeding; (ii) agrees that such court will be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such action, suit or Legal Proceeding commenced in any such court, any claim that such Party is not subject personally to the jurisdiction of such court, that such action, suit or Legal Proceeding has been brought in an inconvenient forum, that the venue of such action, suit or other Legal Proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

(c)          EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR OTHER LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.11       Counterparts and Exchanges by Electronic Transmission or Facsimile. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts and by facsimile or electronic (i.e., PDF) transmission, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

9.12       Attorney Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties hereunder, the prevailing Party in such action or suit will be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

9.13       Cooperation. Each Party hereto agrees to cooperate fully with the other Parties hereto and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Parties hereto to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

9.14       Construction.

(a)         For purposes of this Agreement, whenever the context requires: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include masculine and feminine genders.

(b)         The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party will not be applied in the construction or interpretation of this Agreement.

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(c)          As used in this Agreement, the words “include” and “including”, and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(d)         Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(e)          The term “knowledge of Company”, and all variations thereof, will mean the actual knowledge of Dietrich Stephan after reasonable inquiry. The term “knowledge of Parent”, and all variations thereof, will mean the actual knowledge of Jason Slakter and Sam Backenroth after reasonable inquiry. For purposes of this Section 9.14(e), “reasonable inquiry” by any individual will be deemed to mean obtaining actual knowledge of the following: (i) each fact, circumstance, event or other matter that is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such individual) in, or that have been in, the possession of such individual, including his or her personal files, (ii) each fact, circumstance, event or other matter that is reflected in one or more documents (whether written or electronic) contained in books and records of such person that would reasonably be expected to be reviewed by an individual who has the duties and responsibilities of such individual in the customary performance of such duties and responsibilities, and (iii) knowledge that could be obtained from reasonable inquiry of an individual’s direct reports.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned Parties have caused this Agreement to be executed as of the date first written above.

OHR PHARMACEUTICAL, INC.

By:	/s/ Jason S. Slakter, MD

Name:	Jason S. Slakter, MD

Title:	Chief Executive Officer

OHR ACQUISITION CORP.

By:	/s/ Jason S. Slakter, MD

Name:	Jason S. Slakter, MD

Title:	Chief Executive Officer

NEUBASE THERAPEUTICS, INC.

By:	/s/ Dietrich Stephan

Name:	Dietrich Stephan

Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger and Reorganization]

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EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Acquiring Companies” means Parent and Merger Sub.

“Acquisition Proposal” means any offer, proposal, inquiry or indication of interest contemplating or otherwise relating to any Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of transactions involving (but excluding the Financing):

(a)         any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which Company (or its Subsidiaries) or Parent (or its Subsidiaries) is a constituent corporation, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Company (or its Subsidiaries) or Parent (or its Subsidiaries), or (iii) in which Company (or its Subsidiaries) or Parent (or its Subsidiaries) issues securities representing more than 15% of the outstanding securities of any class of voting securities of any such Entity (other than as contemplated under the Agreement);

(b)         any issuance, sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, net income or assets of Company (or its Subsidiaries) or Parent (or its Subsidiaries); or

(c)          any liquidation or dissolution of any of Company (or its Subsidiaries) or Parent (or its Subsidiaries).

“Affiliates” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.

“Business Day” means a day other than a Saturday, Sunday or other day on which banks located in New York, New York are authorized or required by applicable Legal Requirements to close.

“Company Capital Stock” means the Company Common Stock.

“Company Common Stock” means the common stock of Company, par value $0.00001 per share.

“Company Convertible Note” means a promissory note issued by Company that is convertible into shares of Company Capital Stock in accordance with the terms thereof.

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“Company Disclosure Schedule” means the disclosure schedule that has been delivered by Company to Parent on the date of the Agreement.

“Company IP Rights” means all IP Rights owned solely or co-owned by Company or in which Company has any right, title or interest and which are used by Company in the ordinary course of its business.

“Company Lock-up Signatories” means the individuals set forth on Schedule A hereto.

“Company Material Adverse Effect” means any effect, change, event or circumstance that has a material adverse effect on: (a) the business, financial condition, prospects, operations or results of operations of Company taken as a whole; provided, however, that, in no event will any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has occurred, a Company Material Adverse Effect: Effects resulting from (i) conditions generally affecting the industries in which Company participates or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on Company taken as a whole; (ii) any failure by Company to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the Agreement (it being understood, however, that any effect causing or contributing to such failures to meet projections or predictions may constitute a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred); (iii) the execution, delivery, announcement or performance of the obligations under the Agreement or the announcement, pendency or anticipated consummation of the Merger; (iv) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; or (v) any changes (after the date of the Agreement) in GAAP or applicable Legal Requirements; or (b) the ability of Company to consummate the Merger or to perform any of its covenants or obligations under the Agreement.

“Company Option” means an option to purchase shares of Company Capital Stock.

“Company Option Plan” means the NeuBase Therapeutics, Inc. 2018 Equity Incentive Plan.

“Company Out Licenses” means all Out Licenses of Company.

“Company Stockholders” means the holders of Company Capital Stock issued and outstanding immediately prior to the Effective Time.

“Company Support Agreement Signatories” means the individuals set forth on Schedule A hereto.

“Company Warrant” means that certain warrant to purchase Company Capital Stock, dated December 17, 2018, to be issued by Company to Carnegie Mellon University.

“Consent” means any approval, consent, ratification, permission, waiver or authorization.

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“Contract” means any written agreement, contract, subcontract, lease, understanding, arrangement, instrument, note, option, warranty, purchase Order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Copyrights” means all copyrights and copyrightable works (including without limitation databases and other compilations of information, mask works and semiconductor chip rights), including all rights of authorship, use, publication, reproduction, distribution, performance, transformation, moral rights and rights of ownership of copyrightable works and all registrations and rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, easement, encroachment, imperfection of title, title exception, title defect, right of possession, lease, tenancy license, security interest, encumbrance, claim, infringement, interference, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset). For the avoidance of doubt, Encumbrance does not include Out Licenses.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Exchange Ratio” means the ratio set forth below, with such ratio being calculated to the nearest 1/10,000 of a share:

The quotient obtained by dividing (A) Company Merger Shares by (B) Company Outstanding Shares, where

“Additional Company Proceeds” means the aggregate gross proceeds received by Company as Additional Company Funding prior to the Effective Time.

“Additional Allocation Adjustment” means (i) the increase in the Company Allocation Percentage by 0.1% for every $100,000 that the Additional Company Proceeds exceeds $4,000,000, and (ii) the decrease in the Parent Allocation Percentage by 0.1% for every $100,000 that the Additional Company Proceeds exceeds $4,000,000.

“Aggregate Value” means the sum of (i) the Company Pre-Money Valuation, plus (ii) the Parent Pre-Money Valuation.

“Company Allocation Percentage” means the quotient determined by dividing (i) the sum of the Aggregate Value minus the Parent Pre-Money Valuation, by (ii) the Aggregate Value, subject to the Additional Allocation Adjustment.

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“Company Merger Shares” means the product determined by multiplying the Post-Closing Parent Shares by the Company Allocation Percentage.

“Company Outstanding Shares” means the total number of shares of Company Capital Stock, including any shares issued in the Additional Company Funding, outstanding immediately prior to the Effective Time (on an as converted to Company Common Stock basis, after giving effect to the Convertible Notes Conversion and assuming cashless exercise of the Company Warrant and all Company Options outstanding as of immediately prior to the Effective Time that are in-the-money (such cashless exercise being calculated based on a market price equal to the Company Stipulated Value)).

“Company Pre-Money Valuation” means $32,000,000, (i) plus the amount by which Company’s unrestricted cash and cash equivalents balance as of the Closing exceeds the Additional Company Proceeds, (ii) minus the amount by which Company’s unrestricted cash and cash equivalents balance as of the Closing is less than the Additional Company Proceeds.

“Company Stipulated Value” means the quotient determined by dividing (i) the sum of the Company Pre-Money Valuation, by (ii) the Company Outstanding Shares.

“Parent Allocation Percentage” means the quotient determined by dividing the Parent Pre-Money Valuation by the Aggregate Value, subject to the Additional Allocation Adjustment.

“Parent Outstanding Shares” means, subject to Section 1.6(g), the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time (on an as converted to Parent Common Stock basis, assuming conversion of cashless exercise of all Parent Options and Parent Warrants outstanding as of immediately prior to the Effective Time that are in-the-money, such cashless exercise being calculated based on a market price equal to the Parent Stipulated Value).

“Parent Pre-Money Valuation” means $8,000,000 (i) plus the amount by which Parent’s unrestricted cash and cash equivalents balance as of the Closing exceeds $1,000,000, (ii) minus the amount by which Parent’s unrestricted cash and cash equivalents balance as of the Closing is less than $1,000,000.

“Parent Stipulated Value” means the quotient determined by dividing the Parent Pre-Money Valuation by the Parent Outstanding Shares.

“Post-Closing Parent Shares” means the quotient determined by dividing the Parent Outstanding Shares by the Parent Allocation Percentage.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with a Party within the meaning of Section 414 of the Code.

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“FDA” means the United States Food and Drug Administration.

“Financing” means the sale and issuance of equity securities (including securities convertible, exercisable or exchangeable into such equity securities) in connection with the Additional Company Funding, which Additional Company Funding is consistent with the terms and conditions hereof.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, regulatory agency, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IP Rights” means any and all of the following in any country or region: (a) Copyrights, Patent Rights, Trademark Rights, domain name registrations, Trade Secrets, and other intellectual property rights; and (b) the right (whether at law, in equity, by Contract or otherwise) to enjoy or otherwise exploit any of the foregoing, including the rights to sue for and remedies against past, present and future infringements of any or all of the foregoing, and rights of priority and protection of interests therein under the Legal Requirements of any jurisdiction worldwide.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Merger Sub Common Stock” means the common stock, $0.01 par value per share, of Merger Sub.

“Order” means any order, writ, injunction, judgment or decree.

“Out License” means a Contract in effect as of the date of this Agreement under which a Party has licensed, granted or conveyed to any third party any right, title or interest in or to any IP Rights of the Party.

“Parent Capital Stock” means Parent Common Stock and Parent Preferred Stock.

“Parent Disclosure Schedule” means the disclosure schedule that has been delivered by Parent to Company on the date of the Agreement.

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“Parent IP Rights” means all IP Rights owned solely or co-owned by Parent or in which Parent has any right, title or interest.

“Parent Lock-up Signatories” means each of the directors and officers of Parent.

“Parent Material Adverse Effect” means any effect, change, event or circumstance that has a material adverse effect on: (a) the business, financial condition, prospects, operations or results of operations of Parent and its Subsidiaries taken as a whole; provided, however, that, in no event will any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has occurred, a Parent Material Adverse Effect: Effects resulting from (i) conditions generally affecting the industries in which Parent participates or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on Parent and its Subsidiaries taken as a whole; (ii) changes in the trading price or trading volume of Parent Common Stock (it being understood, however, that any effect causing or contributing to such changes in the trading price or trading volume of Parent Common Stock may constitute a Parent Material Adverse Effect and may be taken into account in determining whether a Parent Material Adverse Effect has occurred); (iii) any failure by Parent or any of its Subsidiaries to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the Agreement (it being understood, however, that any effect causing or contributing to such failures to meet projections or predictions may constitute a Parent Material Adverse Effect and may be taken into account in determining whether a Parent Material Adverse Effect has occurred); (iv) the execution, delivery, announcement or performance of the obligations under the Agreement or the announcement, pendency or anticipated consummation of the Merger; (v) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; and (vi) any changes (after the date of the Agreement) in GAAP or applicable Legal Requirements; or (b) the ability of Parent or Merger Sub to consummate the Merger or to perform any of its covenants or obligations under the Agreement.

“Parent Option” means an option to purchase shares of Parent Capital Stock.

“Parent Out Licenses” means all Out Licenses of Parent.

“Parent SEC Documents” means each report, registration statement, proxy statement and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since October 1, 2014 including all amendments thereto.

“Parent Stock Option Plans” means the Parent 2016 Consolidated Stock Incentive Plan, Parent 2014 Stock Incentive Plan, as amended, and the Parent 2009 Stock Incentive Plan.

“Parent Stockholders” means the holders of Parent Capital Stock.

“Parent Support Agreement Signatories” means each of the directors and executive officers of Parent.

“Parent Warrant” means a warrant to purchase shares of Parent Capital Stock.

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“Patent Rights” means all issued patents, pending patent applications and abandoned patents and patent applications provided that they can be revived (which for purposes of the Agreement will include utility models, design patents, industrial designs, certificates of invention and applications for certificates of invention and priority rights) in any country or region, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, reissues, re-examinations and extensions thereof.

“Person” means any person, Entity, Governmental Body, or group (as defined in Section 13(d)(3) of the Exchange Act).

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or any other piece of information that allows the identification of a natural person.

A Party’s “Representatives” include each Person that is or becomes (a) a Subsidiary or other Affiliate of such Party or (b) an officer, director, employee, partner, attorney, advisor, accountant, agent or representative of such Party or of any such Party’s Subsidiaries or other Affiliates.

An Entity will be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Superior Offer” means an unsolicited, bona fide written offer made by a third party to purchase all of the outstanding shares of capital stock of either Parent or Company, as applicable, on terms that the board of directors of either Parent or Company, as applicable, determines, in its reasonable judgment, based upon a written opinion of an independent financial advisor of nationally recognized reputation, to be more favorable to its stockholders from a financial point of view than the terms of the Merger; provided, however, that any such offer will not be deemed to be a “Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party.

“Tax” and “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, escheat, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

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“Trade Secrets” means trade secrets, know-how, proprietary information, inventions, discoveries, improvements, technology, technical data and research and development, whether patentable or not.

“Trademark Rights” means all material common law trademarks, registered trademarks, applications for registration of trademarks, material common law service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registration of trade names, and Internet domain name registrations; and including all filings with the applicable Governmental Body indicating an intent to use any of the foregoing if not registered or subject to a pending application.

“Transaction Costs” means the aggregate amount of costs and expenses of Parent or any of its Subsidiaries or Company or any of its Subsidiaries incurred in connection with the negotiation, preparation and execution of the Agreement and the consummation of the transactions contemplated hereby, including any brokerage fees and commissions, finders’ fees or financial advisory fees, any fees and expenses of counsel or accountants payable and any transaction bonuses or similar items, in each case to the extent unpaid; provided, that Transaction Costs will only include the costs of any insurance tail policies that may be purchased by Parent relating to insurance policies held by it prior to the Closing and, for clarity, shall not include the cost of any insurance tail policies of Company.

Additionally, the following terms have the meanings assigned to such terms in the Sections of the Agreement set forth below opposite such term:

Defined Word	Section of Agreement
“Acceptable Parent Confidentiality Agreement”	Section 5.13(a)
“Additional Company Funding”	Section 4.1(q)
“Agreement”	Preamble
“Certificate of Merger”	Section 1.2
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“COBRA”	Section 2.12(f)
“Code”	Recitals
“Company”	Preamble
“Company 401(k) Plan”	Section 5.20(b)
“Company Appointees”	Section 5.11
“Company Balance Sheet”	Section 2.5(a)
“Company Balance Sheet Date”	Section 2.5(a)
“Company Board Recommendation”	Section 5.2(b)
“Company Contract”	Section 2.16(b)
“Company Employee Plans”	Section 2.12(a)
“Company Environmental Permits”	Section 2.14(c)
“Company Financials”	Section 2.5(a)
“Company Lock-up Agreements”	Recitals
“Company Owned IP Rights”	Section 2.8(d)
“Company Permits”	Section 2.9(b)
“Company Stock Certificate”	Section 1.9

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Defined Word	Section of Agreement
“Company Stockholder Approval”	Section 2.3(a)
“Company Stockholder Matters”	Section 5.2(a)
“Company Support Agreements”	Recitals
“Company Written Consent”	Section 5.2(a)
“Confidentiality Agreement”	Section 5.4
“Convertible Notes Conversion”	Section 1.6(e)
“Determination Letter”	Section 2.12(b)
“DGCL”	Section 1.1
“Dissenting Shares”	Section 1.7
“Effective Time”	Section 1.2
“ERISA”	Section 2.12(a)
“Exchange Act”	Section 2.3(d)
“Exchange Agent”	Section 1.8(a)
“Exchange Fund”	Section 1.8(a)
“GAAP”	Section 2.5(a)
“Hazardous Material”	Section 2.14(a)
“Hazardous Material Activities”	Section 2.14(b)
“HIPAA”	Section 2.12(f)
“HMO”	Section 2.12(k)
“Insurance Policies”	Section 2.18(a)
“Interim Financial Statements”	Section 5.8
“Merger”	Recitals
“Merger Consideration”	Section 1.6(a)
“Merger Sub”	Preamble
“Nasdaq”	Section 3.3(d)
“Nasdaq Listing Application”	Section 5.16
“Parent”	Preamble
“Parent Amended and Restated Charter”	Section 5.15
“Parent Board Recommendation”	Section 5.3(b)
“Parent Change in Recommendation”	Section 5.3(c)
“Parent Common Stock”	Section 1.6(a)
“Parent Contract”	Section 3.16(b)
“Parent Employee Plans”	Section 3.12(a)
“Parent Environmental Permits”	Section 3.14(c)
“Parent Financials”	Section 3.5(c)
“Parent Intervening Event”	Section 5.3(c)
“Parent Lock-up Agreement”	Recitals
“Parent Owned IP Rights”	Section 3.8(d)
“Parent Permits”	Section 3.10(b)
“Parent Preferred Stock”	Section 3.2(a)
“Parent Stockholder Approval”	Section 3.3(a)
“Parent Stockholder Approval Matters”	Section 5.3(a)
“Parent Stockholders’ Meeting”	Section 5.3(a)
“Party” or “Parties”	Preamble
“Pre-Closing Period”	Section 4.1

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Defined Word	Section of Agreement
“Proxy Statement”	Section 5.1
“SEC”	Section 2.3(d)
“Securities Act”	Section 2.3(d)
“Surviving Corporation”	Section 1.1

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ANNEX B

CERTIFICATE OF AMENDMENT

OF

THE CERTIFICATE OF INCORPORATION

OF

OHR PHARMACEUTICAL, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Ohr Pharmaceutical, Inc., a corporation organized under and existing by virtue of the General Corporation Law of the State of Delaware (“DGCL”), DOES HEREBY CERTIFY:

1.

The name of the corporation is Ohr Pharmaceutical, Inc. (the “Corporation”).

2.

The original name of the Corporation was Ohr Holdco Inc. and the date of filing the original Certificate of Incorporation of this Corporation with the Secretary of State of the State of Delaware was May 8, 2014.

3.

The provisions of the “FOURTH, PART A” of the Certificate of Incorporation are amended by adding the following after the first sentence, with no changes to be made to the first sentence FOURTH, PART A:

“Effective upon the effective time of this Certificate of Amendment of Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Split Effective Time”), the shares of common stock issued and outstanding immediately prior to the Split Effective Time and the shares of common stock issued and held in the treasury of the Corporation immediately prior to the Split Effective Time are reclassified into a smaller number of shares such that each three to fifteen shares of issued common stock immediately prior to the Split Effective Time is reclassified into one share of common stock, the exact ratio within the three to fifteen range to be determined by the board of directors of the Corporation prior to the Split Effective Time and publicly announced by the Corporation. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued. In lieu thereof, any fractional shares that would otherwise be issuable as a result of the foregoing reverse stock split shall be rounded up to the nearest whole share of New common stock. The term “New common stock” as used herein shall mean common stock, as provided in the Certificate of Incorporation, as reclassified and outstanding after giving effect to the foregoing reclassification of common stock.”

Each stock certificate that, immediately prior to the Split Effective Time, represented shares of common stock that were issued and outstanding immediately prior to the Split Effective Time shall, from and after the Split Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of common stock after the Split Effective Time into which the shares of common stock formerly represented by such certificate shall have been reclassified (as well as the right to receive rounded up shares of common stock in lieu of fractional shares after the Split Effective Time).”

4.

This Certificate of Amendment shall be effective at [ ], 201[ ] at [ ] [ A.M./P.M ] Eastern Time..

5.

This amendment of the Certificate of Incorporation herein certified has been duly adapted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

Dated: [_________]

By: ______________________
Name:

Title:

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ANNEX C

NEUBASE THERAPEUTICS, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

NeuBase Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (“DGCL”), hereby certifies as follows:

The name of the Corporation is NeuBase Therapeutics, Inc. The original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on May 8, 2014 under the name Ohr Holdco, Inc. The Corporation changed its name to Ohr Pharmaceutical, Inc. on May 30, 2014.

The Amended and Restated Certificate of Incorporation in the form of Exhibit A attached hereto has been duly adopted in accordance with the provisions of Sections 211, 242 and 245 of the DGCL.

The text of the Amended and Restated Certificate of Incorporation as heretofore amended or supplemented is hereby restated and further amended to read in its entirety as set forth in Exhibit A attached hereto. The Amended and Restated Certificate of Incorporation shall be effective upon its filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been signed this _______day of _________________, 2019.

NEUBASE THERAPEUTICS, INC.

By:
Dietrich Stephan, Ph.D.
Chief Executive Officer

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EXHIBIT A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

NEUBASE THERAPEUTICS, INC.

ARTICLE I

NAME

The name of the corporation (the “Corporation”) is NeuBase Therapeutics, Inc.

ARTICLE II

REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

PURPOSE AND DURATION

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the “DGCL”). The Corporation is to have a perpetual existence.

ARTICLE IV

CAPITAL STOCK

Section 1. This Corporation is authorized to issue two classes of capital stock which shall be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Corporation is authorized to issue is 260,000,000, of which 250,000,000 shares shall be Common Stock and 10,000,000 shares shall be Preferred Stock. The Common Stock shall have a par value of $0.0001 per share and the Preferred Stock shall have a par value of $0.0001 per share. Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation with the power to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL or any successor provision thereof, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

Section 2. Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board of Directors”) is hereby authorized to provide from time to time by resolution or resolutions for the creation and issuance, out of the authorized and unissued shares of Preferred Stock, of one or more series of Preferred Stock by filing a certificate (a “Certificate of Designation”) pursuant to the DGCL, setting forth such resolution and, with respect to each such series, establishing the designation of such series and the number of shares to be included in such series and fixing the voting powers (full or limited, or no voting power), preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of the shares of each such series. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any series of Preferred Stock may, to the extent permitted by law, provide that such series shall be superior to, rank equally with or be junior to the Preferred Stock of any other series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may be different from those of any and all other series at any time outstanding. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any series of Preferred Stock, no vote of the holders of shares of Preferred Stock or Common Stock shall be a prerequisite to the issuance of any shares of any series of the Preferred Stock so authorized in accordance with this Amended and Restated Certificate of Incorporation. Unless otherwise provided in the Certificate of Designation establishing a series of Preferred Stock, the Board of Directors may, by resolution or resolutions, increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of such series and, if the number of shares of such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

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ARTICLE V

BOARD OF DIRECTORS

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

Section 1.

(a) The management of the business and the conduct of the affairs of the Corporation shall be vested in the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors. Except as otherwise expressly delegated by resolution of the Board of Directors, the Board of Directors shall have the exclusive power and authority to appoint and remove officers of the Corporation.

(b) Other than any directors elected by the separate vote of the holders of one or more series of Preferred Stock, the Board of Directors shall be and is divided into three classes, designated as Class I, Class II and Class III, as nearly equal in number as possible. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. At the first annual meeting of stockholders following the effectiveness of this Amended and Restated Certificate of Incorporation (the “Qualifying Record Date”), the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the Qualifying Record Date, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the Qualifying Record Date, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. Subject to the special rights of the holders of one or more series of Preferred Stock to elect directors, at each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Notwithstanding the foregoing provisions of this Article V, Section 1(b), each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification, retirement or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(c) Subject to the special rights of the holders of one or more series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of sixty-six and two-thirds percent (66-2/3%) of the voting power of all the then outstanding shares of voting stock of the Corporation with the power to vote at an election of directors (the “Voting Stock”).

(d) Subject to the special rights of the holders of one or more series of Preferred Stock to elect directors, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, and except as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office for a term that shall coincide with the remaining term of the class to which the director shall have been appointed and until such director’s successor shall have been elected and qualified or until his or her earlier death, resignation, disqualification, retirement or removal.

Section 2.

(a) In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal Bylaws of the Corporation. In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Amended and Restated Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock), the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all the then-outstanding shares of the Voting Stock, voting together as a single class.

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(b) The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VI

STOCKHOLDERS

Section 1. Subject to the special rights of the holders of one or more series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation, and the taking of any action by written consent of the stockholders in lieu of a meeting of the stockholders is specifically denied.

Section 2. Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time by the Board of Directors, chief executive officer or president (in the absence of a chief executive officer), but such special meetings may not be called by stockholders or any other person or persons.

Section 3. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE VII

LIABILITY AND INDEMNIFICATION

Section 1. To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended, automatically and without further action, upon the date of such amendment.

Section 2. The Corporation, to the fullest extent permitted by law, shall indemnify and advance expenses to any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, or his or her testator or intestate, is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Section 3. The Corporation, to the fullest extent permitted by law, may indemnify and advance expenses to any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, or his or her testator or intestate, is or was an employee or agent of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as an employee or agent at the request of the Corporation or any predecessor to the Corporation.

Section 4. Neither any amendment nor repeal of this Article VII, nor the adoption by amendment of this Amended and Restated Certificate of Incorporation of any provision inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising (or that, but for this Article VII, would accrue or arise) prior to such amendment or repeal or adoption of an inconsistent provision.

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ARTICLE VIII

EXCLUSIVE FORUM

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of fiduciary duty owed by any director, officer, employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, creditors or other constituents, (c) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein; provided that, the provisions of this Article VIII will not apply to suits brought to enforce any liability or duty created by the Securities and Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. To the fullest extent permitted by applicable law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article VIII. Notwithstanding any other provisions of law, this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article VIII. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article VIII (including, without limitation, each portion of any sentence of this Article VIII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE IX

AMENDMENTS

Notwithstanding any other provisions of this Amended and Restated Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Voting Stock required by law or by this Amended and Restated Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock), the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI, VII and VIII and this Article IX.

* * * *

C-5

ANNEX D

January 2, 2019

Board of Directors

Ohr Pharmaceutical, Inc.

800 Third Avenue

New York, NY 10022

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to Ohr Pharmaceutical, Inc. (“Parent”) of the Merger Consideration (as defined below) to be paid by Parent pursuant to the terms of the proposed Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) to be entered into by and among Parent, Merger Sub Inc. (“Merger Sub”) and NeuBase Therapeutics, Inc. (the “Company”). Capitalized terms used herein have the respective meanings ascribed thereto in the December 31, 2018 draft of the Merger Agreement provided to us by Parent (the “Draft Merger Agreement”).

As more specifically set forth in the Merger Agreement, and subject to the terms, conditions and adjustments set forth therein, the Merger Agreement provides for the acquisition of the Company by Parent through the merger of Merger Sub with and into the Company with the Company as the surviving entity thereof (the “Merger”). By virtue of the Merger, each share of Company Capital Stock issued and outstanding immediately prior to, and contingent upon the occurrence of, the Effective Time including shares of Company Capital Stock issued in, or issued upon conversion, exercise or exchange of securities issued in, the Additional Company Funding (as defined below) (excluding shares of Company Capital Stock held in the treasury of the Company and shares of Company Capital Stock owned by Parent or by any direct or indirect wholly owned Subsidiary of Parent (which will be cancelled in the Merger) and any Dissenting Shares) will be converted into and represent the right to receive such number of shares of validly issued, fully paid and nonassessable shares of common stock of Parent, $0.0001 par value per share (“Parent Common Stock”), as is equal to the Exchange Ratio, and cash in lieu of any fractional share of Parent Common Stock to be issued or paid in consideration therefor (collectively, the “Merger Consideration”).

The Merger Agreement provides that the number of shares of Parent Common Stock issuable in the Merger will be based on the relative pre-money valuation of Parent and the Company with Parent having a pre-money valuation equal to $8.0 million, subject to adjustment on a dollar-for-dollar basis to the extent that Parent’s unrestricted cash and cash equivalents as of the Closing is more or less than $1.0 million, and the Company having a pre-money valuation equal to $32.0 million, subject to adjustment on a dollar-for-dollar basis to the extent that the Company’s unrestricted cash and cash equivalents as of the Closing is more or less than the Additional Company Proceeds (as defined below). In the event that the Additional Company Proceeds exceed $4.0 million, the number of shares of Parent Common Stock is subject to further adjustment so that the stockholders of Parent and the Company share in any additional dilution.

D-1

In addition to the Merger, the Merger Agreement contemplates that the Company may issue or sell not less than $4.0 million of equity securities (including securities convertible, exercisable or exchangeable into such equity securities) of the Company prior to the Effective Time (the “Additional Company Funding”), provided that the securities issued in any such Additional Company Funding will be included in the calculation of the Merger Consideration. Also, pursuant to the Merger Agreement, at the Effective Time, the vesting of each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Option Plan will be accelerated in full and, to the extent not exercised prior to the Effective Time, will be converted into and become an option to purchase Parent Common Stock with terms reflecting the Merger Consideration. In addition, at the Effective Time, the Company Warrant will be converted into and become a warrant to purchase Parent Common Stock with terms reflecting the Merger Consideration, and Parent will assume the Company Warrant.

The consummation of the Merger is subject to a number of conditions precedent, including the consummation of the Additional Company Funding that results in aggregate proceeds to the Company of at least $4.0 million, the Company having unrestricted cash and cash equivalents as of the Closing of at least $4.0 million, and Parent having unrestricted cash and cash equivalents as of the Closing of at least $1.0 million. The aggregate gross proceeds received by the Company as Additional Company Funding prior to the Effective Time is defined as “Additional Company Proceeds.”

For purposes of this opinion, with your approval and without independent verification, we have assumed that: (i) the Additional Company Proceeds will be $4.0 million, (ii) the Merger Consideration will consist solely of the issuance of 225,785,712 shares of Parent Common Stock, (iii) the former holders of Company Capital Stock will own 80.0% of the outstanding equity of Parent immediately following the Effective Time and the holders of the outstanding equity of Parent immediately prior to the Merger will own 20.0% of the outstanding equity of Parent immediately following the Effective Time.

In connection with our review of the proposed Merger, and in arriving at our opinion, we have: (i) reviewed the Draft Merger Agreement; (ii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Parent and the Company that were furnished to us by management of Parent and the Company, respectively; (iii) conducted discussions with members of senior management and representatives of Parent and the Company concerning the matters described in clause (ii); (iv) reviewed the pro forma ownership structure of the combined entity resulting from the Merger; (v) discussed the past and current operations and financial condition and the prospects of Parent and the Company with members of senior management of Parent and of the Company, respectively; (vi) reviewed the financial terms, to the extent publicly available, of certain acquisition and financing transactions that we deemed relevant; (vii) performed a discounted cash flow analysis of the Company; and (viii) performed such other analyses and considered such other factors as we deemed appropriate for the purpose of rendering our opinion.

D-2

We have assumed and relied upon, without verifying independently, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by or for us for purposes of preparing this opinion. We have further assumed that the financial information provided has been prepared by the respective managements of Parent and the Company on a reasonable basis in accordance with industry practice, and that the managements of Parent and the Company are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that the respective managements of Parent and the Company prepared reasonably the financial forecasts, estimates and other forward-looking information reviewed by us, based on assumptions reflecting their best currently available estimates and judgments as to the expected future results of operations and financial condition of Parent and the Company, respectively. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based.

In connection with our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. Our opinion does not address any legal, regulatory, tax or accounting issues.

In arriving at our opinion, we have assumed that the executed Merger Agreement will be in all material respects identical to the Draft Merger Agreement reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties set forth in the Merger Agreement and all related documents and instruments that are referred to therein are true and correct, (ii) each party to the Merger Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Merger will be consummated pursuant to the terms of the Merger Agreement without amendments thereto, and (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Merger, including the approval of the stockholders of Parent, will be obtained in a manner that will not adversely affect Parent.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of Parent or the Company, and have not been furnished or provided with any such appraisals or valuations. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Parent, the Company or any of their respective affiliates is a party or may be subject, and at your direction and with your consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

D-3

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the value of the shares of Parent Common Stock to be issued in the Merger or the prices at which shares of Parent Common Stock may trade following announcement of the Merger or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by Parent to act as its financial advisor. We received a $50,000 retainer from Parent at the time of our engagement and we will receive a separate opinion fee in the amount of $175,000 for the provision of this opinion. An additional transaction fee is contingent upon the successful consummation of the Merger. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Parent and the other parties to the Merger, and, accordingly, may at any time hold a long or a short position in such securities. Except as described above, We have not had a material relationship with, nor otherwise received fees from, Parent, the Company or any other parties to the Merger during the two years preceding the date hereof. In the future, we may provide financial advisory and investment banking services to Parent, the Company or their respective affiliates for which we would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Roth Capital Partners, LLC has adopted policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Parent, the Company and/or the Merger that differ from the views of our investment banking personnel.

This opinion has been prepared for the information of the Board of Directors of Parent for its use in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote on any matter relating to the Merger or any other matter. Except with respect to the inclusion of this opinion in the proxy statement/prospectus relating to the Merger in accordance with our engagement letter with Parent, this opinion shall not be disclosed, referred to or published (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Roth Capital Partners, LLC Fairness Opinion Committee.

D-4

This opinion addresses only the fairness, from a financial point of view, to Parent of the consideration to be paid by Parent pursuant to the terms of the Merger Agreement and does not address the relative merits of the Merger or any alternatives to the Merger, Parent’ underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. This opinion does not address the fairness of the Merger to the holders of any class of securities, creditors or other constituencies of Parent. This opinion is not a valuation of Parent or its assets or any class of its securities. We are not experts in, nor do we express an opinion on, legal, tax, accounting or regulatory issues. We do not express an opinion about the fairness of the amount or nature of any compensation payable or to be paid to any of the officers, directors or employees of Parent, whether or not relative to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration specified in the Merger Agreement is fair from a financial point of view to Parent.

Sincerely,

/s/ Roth Capital Partners, LLC

Roth Capital Partners, LLC

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ANNEX E

OHR PHARMACEUTICAL, INC.

2019 Stock Incentive Plan

Effective as of March 7, 2019

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ARTICLE VI OPTIONS		E-10

6.01	Grant	E-10
6.02	Option Price	E-11
6.03	Maximum Option Period	E-11
6.04	Exercise	E-11
6.05	Payment	E-11
6.06	Stockholder Rights	E-11
6.07	Disposition of Shares	E-11
6.08	No Liability of Company	E-12

ARTICLE VII SARS		E-12

7.01	Grant	E-12
7.02	Maximum SAR Period	E-12
7.03	Exercise	E-12
7.04	Settlement	E-12
7.05	Stockholder Rights	E-12

ARTICLE VIII RESTRICTED STOCK AWARDS		E-13

8.01	Award	E-13
8.02	Payment	E-13
8.03	Vesting	E-13
8.04	Maximum Restriction Period	E-13
8.05	Stockholder Rights	E-13

ARTICLE IX RESTRICTED STOCK UNITS		E-14

9.01	Grant	E-14
9.02	Earning the Award	E-14
9.03	Maximum Restricted Stock Unit Award Period	E-14
9.04	Payment	E-14
9.05	Stockholder Rights	E-14

ARTICLE X INCENTIVE AWARDS		E-15

10.01	Grant	E-15
10.02	Earning the Award	E-15
10.03	Maximum Incentive Award Period	E-15
10.04	Payment	E-15
10.05	Stockholder Rights	E-15

ARTICLE XI TERMS APPLICABLE TO ALL AWARDS		E-15

11.01	Written Agreement	E-15
11.02	Nontransferability	E-16
11.03	Effect of Termination Date on Awards	E-16
11.04	Employee Status	E-16
11.05	Change in Control	E-17
11.06	Performance Conditions	E-17

ARTICLE XII ADJUSTMENT UPON CHANGE IN COMMON STOCK		E-18

12.01	Adjustments	E-18
12.02	Certain Transactions Excluded	E-19
12.03	Substitution Awards	E-19

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ARTICLE XIII COMPLIANCE WITH LAW AND APPROVAL OF REGULATORY BODIES		E-19

13.01	Compliance	E-19
13.02	Postponement of Exercise or Payment	E-19
13.03	Forfeiture of Payment	E-20

ARTICLE XIV LIMITATION ON BENEFITS		E-20

ARTICLE XV GENERAL PROVISIONS		E-21

15.01	Effect on Employment and Service	E-21
15.02	Unfunded Plan	E-21
15.03	Rules of Construction	E-21
15.04	Tax Withholding and Reporting	E-21
15.05	Reservation of Shares	E-22
15.06	Governing Law	E-22
15.07	Other Actions	E-22
15.08	Repurchase of Common Stock	E-22
15.09	Other Conditions	E-22
15.10	Repricing of Awards	E-22
15.11	Legends; Payment of Expenses	E-19

ARTICLE XVI CLAIMS PROCEDURES		E-23

16.01	Claim for Benefits	E-23
16.02	Appeal Rights	E-23
16.03	Finality of Decision	E-23

ARTICLE XVII AMENDMENT AND TERMINATION		E-23

17.01	Changes to the Plan	E-23
17.02	Changes to an Award	E-24

ARTICLE XVIII DURATION OF THE PLAN		E-24

ARTICLE XIX EFFECTIVE DATE OF PLAN		E-24

ARTICLE XX OMNIBUS SECTION 409A PROVISION		E-24

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ARTICLE I
DEFINITIONS

1.01 Affiliate

Affiliate, as it relates to any limitations or requirements with respect to Incentive Stock Options, means any “subsidiary” or “parent” corporation (as such terms are defined in Code Section 424) of the Company. Affiliate otherwise means any entity that is part of a controlled group of corporations or is under common control with the Company within the meaning of Code Sections 1563(a), 414(b) or 414(c), except that, in making any such determination, 50 percent shall be substituted for 80 percent under such Code Sections and the related regulations.

1.02 Agreement

Agreement means a written agreement (including any amendment or supplement thereto) between the Company and a Participant specifying the terms and conditions of an Award granted to such Participant.

1.03 Award

Award means an Incentive Award, Option, Restricted Stock Award, Restricted Stock Unit or SAR granted under this Plan.

1.04 Board

Board means the Board of Directors of the Company.

1.05 Cause

Cause has the same definition as under any employment or service agreement between the Company or any Affiliate and the Participant or, if no such employment or service agreement exists or if such employment or service agreement does not contain any such definition, Cause means (a) the Participant’s act or failure to act amounting to gross negligence or willful misconduct to the detriment of the Company or any Affiliate; (b) the Participant’s dishonesty, fraud, theft or embezzlement of funds or properties in the course of Participant’s employment; (c) the Participant’s commission of or pleading guilty to or confessing to any felony; or (d) the Participant’s breach of any restrictive covenant agreement with the Company or any Affiliate, including but not limited to, covenants not to compete, non-solicitation covenants and non-disclosure covenants. For purposes of the Plan, the Participant’s resignation in anticipation of termination of employment for Cause shall constitute a termination of employment for Cause.

1.06 Change in Control

Change in Control means the occurrence of any of the following events:

(a) The accumulation in any number of related or unrelated transactions by any Person of beneficial ownership (as such term is used in Rule 13d-3 promulgated under the Exchange Act) of fifty percent (50%) or more of the combined voting power of the Company’s voting stock; provided that for purposes of this subsection (a), a Change in Control will not be deemed to have occurred if the accumulation of fifty percent (50%) or more of the voting power of the Company’s voting stock results from any acquisition of voting stock (i) by the Company, (ii) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate, or (iii) by any Person pursuant to a merger, consolidation or reorganization (a “Business Combination”) that would not cause a Change in Control under subsection (b) below; or

(b) Consummation of a Business Combination, unless, immediately following that Business Combination, all or substantially all of the Persons who were the beneficial owners of voting stock of the Company immediately prior to that Business Combination beneficially own, directly or indirectly, at least fifty percent (50%) of the combined voting power of the Company’s voting stock resulting from that Business Combination (including, without limitation, an entity that as a result of that transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions relative to each other as their ownership, immediately prior to that Business Combination, of the voting stock of the Company; or

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(c) A sale or other disposition of all or substantially all of the assets of the Company, except pursuant to a Business Combination that would not cause a Change in Control under subsection (b) above; or

(d) Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company, except pursuant to a Business Combination that would not cause a Change in Control under subsection (b) above.

1.07 Code

Code means the Internal Revenue Code of 1986 and any amendments thereto.

1.08 Committee

Committee means the Compensation Committee of the Board, or the Board itself if no Compensation Committee exists. If such Compensation Committee exists, if and to the extent deemed necessary by the Board, such Compensation Committee shall consist of two or more directors, all of whom are “non-employee directors” within the meaning of Rule 16b-3 under the Exchange Act.

1.09 Common Stock

Common Stock means the common stock, par value $.0001 per share, of the Company.

1.10 Company

Company means Ohr Pharmaceutical, Inc., a Delaware corporation, and any successor thereto.

1.11 Control Change Date

Control Change Date means the date on which a Change in Control occurs. If a Change in Control occurs on account of a series of transactions, the “Control Change Date” is the date of the last of such transactions.

1.12 Corresponding SAR

Corresponding SAR means a SAR that is granted in relation to a particular Option and that can be exercised only upon the surrender to the Company, unexercised, of that portion of the Option to which the SAR relates.

1.13 Effective Date

Effective Date means March 7, 2019.

1.14 Exchange Act

Exchange Act means the Securities Exchange Act of 1934, as amended.

1.15 Fair Market Value

Fair Market Value of a share of Common Stock means, on any given date, the fair market value of a share of Common Stock as the Committee in its discretion shall determine; provided, however, that the Committee shall determine Fair Market Value without regard to any restriction other than a restriction which, by its terms, will never lapse and, if the shares of Common Stock are traded on any national stock exchange or quotation system, the Fair Market Value of a share of Common Stock shall be the closing price of a share of Common Stock as reported on stock exchange or quotation system that reflects the principal market on which the Common Stock is traded on such date, or if the shares of Common Stock are not traded on such stock exchange or quotation system on such date, then on the next preceding day that the shares of Common Stock were traded on such stock exchange or quotation system, all as reported by such source as the Committee shall select. The Fair Market Value that the Committee determines shall be final, binding and conclusive on the Company, any Affiliate and each Participant.

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1.16 Full Value Award

Full Value Award means an Award other than an Option or SAR and which is settled by the issuance of Common Stock.

1.17 Incentive Award

Incentive Award means an award stated with reference to a specified dollar amount or number of shares of Common Stock which, subject to such terms and conditions as may be prescribed by the Committee entitles the Participant to receive shares of Common Stock, cash or a combination thereof from the Company or an Affiliate.

1.18 Incentive Stock Option

Incentive Stock Option means an Option that is intended to meet the requirements of Code Section 422.

1.19 Initial Value

Initial Value means, with respect to a Corresponding SAR, the Option price per share of the related Option and, with respect to a SAR granted independently of an Option, the amount determined by the Committee on the date of grant which shall not be less than the Fair Market Value of one share of Common Stock on the date of grant.

1.20 Nonqualified Stock Option

Nonqualified Stock Option means an Option other than an Incentive Stock Option.

1.21 Option

Option means a stock option granted under this Plan that entitles the holder to purchase from the Company a stated number of shares of Common Stock at the price set forth in an Agreement.

1.22 Participant

Participant means an employee of the Company or an Affiliate, a member of the Board or the Board of Directors of an Affiliate (whether or not an employee), or a person or entity that provides services to the Company or an Affiliate and who satisfies the requirements of Article IV and is selected by the Committee to receive an Award.

1.23 Plan

Plan means this Ohr Pharmaceutical, Inc. 2019 Stock Incentive Plan, in its current form and as hereafter amended.

1.24 Person

Person means any individual, corporation, partnership, limited liability company, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or any other entity of any kind.

1.25 Restricted Stock Award

Restricted Stock Award means shares of Common Stock granted to a Participant under Article VIII.

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1.26 Restricted Stock Unit

Restricted Stock Unit means an award, stated with respect to a specified number of shares of Common Stock, that entitles the Participant to receive one share of Common Stock with respect to each Restricted Stock Unit that becomes payable under the terms and conditions of the Plan and the applicable Agreement.

1.27 SAR

SAR means a stock appreciation right that in accordance with the terms of an Agreement entitles the holder to receive cash or a number of shares of Common Stock based on the increase in the Fair Market Value over the Initial Value of the shares underlying the stock appreciation right during a stated period specified by the Committee. References to “SARs” include both Corresponding SARs and SARs granted independently of Options, unless the context requires otherwise.

1.28 Termination Date

Termination Date means the day on which a Participant’s employment or service with the Company and its Affiliates terminates or is terminated.

1.29 Ten Percent Shareholder

Ten Percent Shareholder means any individual who (considering the stock attribution rules described in Code Section 424(d)) owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or any Affiliate.

ARTICLE II
PURPOSES

The Plan is intended to assist the Company and its Affiliates in recruiting and retaining individuals with ability and initiative by enabling such persons to participate in the future success of the Company and its Affiliates by associating their interests with those of the Company and its stockholders. The Plan is intended to permit the grant of Options qualifying under Code Section 422 (“Incentive Stock Options”) and Options not so qualifying, SARs, Restricted Stock Awards, Restricted Stock Units and Incentive Awards in accordance with the Plan and procedures that may be established by the Committee. No Option that is intended to be an Incentive Stock Option shall be invalid for failure to qualify as an Incentive Stock Option. The proceeds received by the Company from the sale of shares of Common Stock pursuant to this Plan may be used for general corporate purposes.

ARTICLE III
ADMINISTRATION

3.01 Committee Authority and Discretion

The Plan shall be administered by the Committee. The Committee shall have authority to grant Awards upon such terms (not inconsistent with the provisions of this Plan) as the Committee may consider appropriate. Such terms may include conditions (in addition to those contained in this Plan) on the exercisability, transferability, and forfeitability of all or any part of an Option or SAR, the transferability or forfeitability of a Restricted Stock Award, or the grant, settlement, forfeitability, or transferability of a Restricted Stock Unit or an Incentive Award, among other terms. Notwithstanding any such conditions, the Committee may, in its discretion and whether or not in connection with a Change in Control, accelerate the time at which any Option or SAR may be exercised, or the time at which a Restricted Stock Award may become transferable or nonforfeitable or the time at which an Incentive Award or award of Restricted Stock Units may be earned and settled. In addition, the Committee shall have complete authority to interpret all provisions of this Plan; to prescribe the form of Agreements; to adopt, amend, and rescind rules and regulations pertaining to the administration of the Plan; and to make all other determinations necessary or advisable for the administration of this Plan. The express grant in the Plan of any specific power to the Committee shall not be construed as limiting any power or authority of the Committee. Any decision made, or action taken, by the Committee in connection with the administration of this Plan shall be final and conclusive. The members of the Committee shall not be liable for any act done in good faith with respect to this Plan or any Agreement or Award. Unless otherwise provided by the Bylaws of the Company, by resolution of the Board or applicable law, a majority of the members of the Committee shall constitute a quorum, and acts of the majority of the members present at any meeting at which a quorum is present, and any acts approved in writing by all members of the Committee without a meeting, shall be the acts of the Committee.

E-8

3.02 Delegations

To the extent applicable law so permits, the Committee, in its discretion, may delegate to one or more officers of the Company all or part of the Committee’s authority and duties with respect to Awards to be granted to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act. The Committee may revoke or amend the terms of any delegation at any time but such action shall not invalidate any prior actions of the Committee’s delegate or delegates that were consistent with the terms of the Plan and the Committee’s prior delegation. If and to the extent deemed necessary by the Board, all Awards granted to any individual who is subject to the reporting and other provisions of Section 16 of the Exchange Act shall be made by a Committee comprised solely of two or more directors, all of whom are “non-employee directors” within the meaning of Rule 16b-3 under the Exchange Act, to the extent necessary to exempt the Award from the short-swing profit rules of Section 16(b) of the Exchange Act. An Award granted to an individual who is a member of the Committee may be approved by the Committee in accordance with the applicable committee charters then in effect and other applicable law.

3.03 Expenses

The Company shall bear all expenses of administering this Plan. The Company shall indemnify and hold harmless each person who is or shall have been a member of the Committee acting as administrator of the Plan, or any delegate of such, against and from any cost, liability, loss or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any action, claim, suit, or proceeding to which such person may be a party or in which such person may be involved by reason of any action taken or not taken under the Plan and against and from any and all amounts paid by such person in settlement thereof, with the Company’s approval, or paid by such person in satisfaction of any judgment in any such action, suit, or proceeding against such person, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. Notwithstanding the foregoing, the Company shall not indemnify and hold harmless any such person if (a) applicable law or the Company’s Articles of Incorporation or Bylaws prohibit such indemnification, (b) such person did not act in good faith and in a manner that such person believed to be consistent with the Plan or (c) such person’s conduct constituted gross negligence or willful misconduct. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s Articles of Incorporation or Bylaws, as a matter of law or otherwise, or under any other power that the Company may have to indemnify such person or hold him or her harmless. The provisions of the foregoing indemnity shall survive indefinitely the term of this Plan.

ARTICLE IV
ELIGIBILITY

Any employee of the Company or an Affiliate (including an entity that becomes an Affiliate after the adoption of this Plan), a member of the Board or the Board of Directors of an Affiliate (including an entity that becomes an Affiliate after the adoption of the Plan) (whether or not such board member is an employee) and any other person or entity that provides services to the Company or an Affiliate (including an entity that becomes an Affiliate after the adoption of the Plan) is eligible to participate in this Plan if the Committee, in its sole discretion, determines that such person or entity has contributed significantly or can be expected to contribute significantly to the success of the Company or any Affiliate or if it is otherwise in the best interest of the Company or any Affiliate for such person or entity to participate in this Plan.

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ARTICLE V
COMMON STOCK SUBJECT TO PLAN

5.01 Common Stock Issued

Upon the issuance of shares of Common Stock pursuant to an Award, the Company may deliver to the Participant (or the Participant’s broker if the Participant so directs) shares of Common Stock from its authorized but unissued Common Stock, treasury shares or reacquired shares, whether reacquired on the open market or otherwise.

5.02 Aggregate Limit

The maximum aggregate number of shares of Common Stock that may be issued under this Plan and to which Awards may relate shall be 2,750,000. One hundred percent (100%) of such shares may be issued pursuant to Options (including Incentive Stock Options). Alternatively, one hundred percent (100%) of such shares may be issued pursuant to SARs, Restricted Stock Awards, Restricted Stock Units or Incentive Awards or any combination of Awards. The maximum number of shares of Common Stock that may be issued in each instance shall be subject to adjustment as provided in Article XII. The maximum number of shares of Common Stock that may be issued upon the exercise of Incentive Stock Options equals the aggregate number of shares of Common Stock reserved under this Section 5.02.

5.03 Individual Limit

In any calendar year, no Participant may be granted Options, SARs, Restricted Stock Awards, Restricted Stock Units or any combination thereof that relate to more than 700,000 shares of Common Stock. Furthermore, in any calendar year, no Participant who is a member of the Board, but is not an employee of the Company or an Affiliate, may be granted Options, SARs, Restricted Stock Awards, Restricted Stock Units or any combination thereof that relate to more than 200,000 shares of Common Stock. For purposes of the foregoing limits, an Option and its Corresponding SAR shall be treated as a single Award. In any calendar year, no Participant may be granted an Incentive Award (i) with reference to a specified dollar limit for more than $3,000,000 and (ii) with reference to a specified number of shares of Common Stock for more than 700,000 shares of Common Stock. The maximum number of shares that may be granted in any calendar year to any Participant shall be subject to adjustment as provided in Article XII.

5.04 Awards Settled in Cash; Reissue of Awards and Shares

The shares of Common Stock covered by an Award shall only be counted as issued to the extent they are actually issued. A share of Common Stock issued in connection with any Award under the Plan shall reduce the total number of shares of Common Stock available for issuance under the Plan by one; provided, however, that a share of Common Stock covered under a stock-settled SAR shall reduce the total number of shares of Common Stock available for issuance under the Plan by one even though the shares of Common Stock are not actually issued in connection with settlement of the SAR. Except as otherwise provided herein, any shares of Common Stock related to an Award which terminates by expiration, forfeiture, cancellation or otherwise without issuance of shares of Common Stock, which is settled in cash in lieu of Common Stock or which is exchanged, with the Committee’s permission, prior to the issuance of shares of Common Stock, for Awards not involving shares of Common Stock, shall again be available for issuance under the Plan. The following shares of Common Stock, however, may not again be made available for issuance as Awards under the Plan: (a) shares of Common Stock not issued or delivered as a result of a net settlement of an outstanding Award, (b) shares of Common Stock tendered or held to pay the exercise price, purchase price or withholding taxes relating to an outstanding Award, or (c) shares of Common Stock repurchased on the open market with the proceeds of the exercise price of an Award.

ARTICLE VI
OPTIONS

6.01 Grant

Subject to the eligibility provisions of Article IV, the Committee will designate each individual or entity to whom an Option is to be granted and will specify the number of shares of Common Stock covered by such grant and whether the Option is an Incentive Stock Option or a Nonqualified Stock Option. Notwithstanding any other provision of the Plan or any Agreement, the Committee may only grant an Incentive Stock Option to an individual who is an employee of the Company or an Affiliate. An Option may be granted with or without a Corresponding SAR.

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6.02 Option Price

The price per share of Common Stock purchased on the exercise of an Option shall be determined by the Committee on the date of grant, but shall not be less than the Fair Market Value of a share of Common Stock on the date the Option is granted. However, if at the time of grant of an Option that is intended to be an Incentive Stock Option, the Participant is a Ten Percent Shareholder, the price per share of Common Stock purchased on the exercise of such Option shall not be less than 110% of the Fair Market Value of a share of Common Stock on the date the Option is granted.

6.03 Maximum Option Period

The maximum period in which an Option may be exercised shall be determined by the Committee on the date of grant, except that no Option shall be exercisable after the expiration of ten years from the date such Option was granted (five years from the date such Option was granted in the event of an Incentive Stock Option granted to a Ten Percent Shareholder).

6.04 Exercise

Subject to the provisions of this Plan and the applicable Agreement, an Option may be exercised in whole at any time or in part from time to time at such times and in compliance with such requirements as the Committee shall determine; provided, however, that Incentive Stock Options (granted under the Plan and all plans of the Company and its Affiliates) may not be first exercisable in a calendar year for shares of Common Stock having a Fair Market Value (determined as of the date the Option is granted) exceeding $100,000. If the limitation is exceeded, the Options that cause the limitation to be exceeded shall be treated as Nonqualified Stock Options. An Option granted under this Plan may be exercised with respect to any number of whole shares less than the full number for which the Option could be exercised. A partial exercise of an Option shall not affect the right to exercise the Option from time to time in accordance with this Plan and the applicable Agreement with respect to the remaining shares subject to the Option. The exercise of an Option shall result in the termination of the Corresponding SAR to the extent of the number of shares with respect to which the Option is exercised.

6.05 Payment

Subject to rules established by the Committee and unless otherwise provided in an Agreement, payment of all or part of the Option price shall be made in cash or cash equivalent acceptable to the Committee. If the Agreement so provides, the Committee, in its discretion and provided applicable law so permits, may allow a Participant to pay all or part of the Option price (a) by surrendering (actually or by attestation) shares of Common Stock to the Company that the Participant already owns and, if necessary to avoid adverse accounting consequences, has held for at least six months; (b) by a cashless exercise through a broker; (c) by means of a “net exercise” procedure; (d) by such other medium of payment as the Administrator in its discretion shall authorize or (e) by any combination of the aforementioned methods of payment. If shares of Common Stock are used to pay all or part of the Option price, the sum of the cash and cash equivalent and the Fair Market Value (determined as of the day preceding the date of exercise) of the shares surrendered shall equal the Option price of the shares for which the Option is being exercised.

6.06 Stockholder Rights

No Participant shall have any rights as a stockholder with respect to shares subject to his or her Option until the date of exercise of such Option and the issuance of the shares of Common Stock.

6.07 Disposition of Shares

A Participant shall notify the Company of any sale or other disposition of shares of Common Stock acquired pursuant to an Option that was designated an Incentive Stock Option if such sale or disposition occurs (a) within two years of the grant of the Option or (b) within one year of the issuance of shares of Common Stock to the Participant. Such notice shall be in writing and directed to the Secretary of the Company.

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6.08 No Liability of Company

The Company shall not be liable to any Participant or any other person if the Internal Revenue Service or any court or other authority having jurisdiction over such matter determines for any reason that an Option intended to be an Incentive Stock Option and granted hereunder does not qualify as an Incentive Stock Option.

ARTICLE VII
SARS

7.01 Grant

Subject to the eligibility provisions of Article IV, the Committee will designate each individual or entity to whom SARs are to be granted and will specify the number of shares of Common Stock covered by such grant. In addition, no Participant may be granted Corresponding SARs (under this Plan and all other Incentive Stock Option plans of the Company and its Affiliates) that are related to Incentive Stock Options which are first exercisable in any calendar year for shares of Common Stock having an aggregate Fair Market Value (determined as of the date the related Option is granted) that exceeds $100,000.

7.02 Maximum SAR Period

The term of each SAR shall be determined by the Committee on the date of grant, except that no SAR shall have a term of more than ten years from the date such SAR was granted (five years for a Corresponding SAR that is related to an Incentive Stock Option and that is granted to a Ten Percent Shareholder). No Corresponding SAR shall be exercisable or continue in existence after the expiration of the Option to which the Corresponding SAR relates.

7.03 Exercise

Subject to the provisions of this Plan and the applicable Agreement, a SAR may be exercised in whole at any time or in part from time to time at such times and in compliance with such requirements as the Committee shall determine; provided, however, that a SAR may be exercised only when the Fair Market Value of the Common Stock that is subject to the exercise exceeds the Initial Value of the SAR and a Corresponding SAR may be exercised only to the extent that the related Option is exercisable. A SAR granted under this Plan may be exercised with respect to any number of whole shares less than the full number for which the SAR could be exercised. A partial exercise of a SAR shall not affect the right to exercise the SAR from time to time in accordance with this Plan and the applicable Agreement with respect to the remaining shares subject to the SAR. The exercise of a Corresponding SAR shall result in the termination of the related Option to the extent of the number of shares with respect to which the SAR is exercised.

7.04 Settlement

The amount payable to the Participant by the Company as a result of the exercise of a SAR shall be settled in cash, by the issuance of shares of Common Stock or by a combination thereof, as the Committee in its sole discretion determines and sets forth in the applicable Agreement. No fractional share will be deliverable upon the exercise of a SAR but a cash payment will be made in lieu thereof.

7.05 Stockholder Rights

No Participant shall, as a result of receiving a SAR, have any rights as a stockholder of the Company or any Affiliate until the date that the SAR is exercised and then only to the extent that the SAR is settled by the issuance of Common Stock.

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ARTICLE VIII
RESTRICTED STOCK AWARDS

8.01 Award

Subject to the eligibility provisions of Article IV, the Committee will designate each individual or entity to whom a Restricted Stock Award is to be granted, will specify the number of shares of Common Stock covered by such grant and the price, if any, to be paid for each share of Common Stock covered by the grant.

8.02 Payment.

Unless the Agreement provides otherwise, if the Participant must pay for a Restricted Stock Award, payment of the Award shall be made in cash or cash equivalent acceptable to the Committee. If the Agreement so provides, the Committee, in its discretion and provided applicable law so permits, may allow a Participant to pay all or part of the purchase price (a) by surrendering (actually or by attestation) shares of Common Stock to the Company the Participant already owns and, if necessary to avoid adverse accounting consequences, has held for at least six months, (b) by such other medium of payment as the Committee in its discretion shall authorize or (c) by any combination of the foregoing methods of payment. If Common Stock is used to pay all or part of the purchase price, the sum of cash and cash equivalent and other payments and the Fair Market Value (determined as of the day preceding the date of purchase) of the Common Stock surrendered must not be less than the purchase price of the Restricted Stock Award.

8.03 Vesting

The Committee, on the date of grant may, but need not, prescribe that a Participant’s rights in the Restricted Stock Award shall be forfeitable and nontransferable for a period of time or subject to such conditions as may be set forth in the Agreement. Notwithstanding any provision herein to the contrary, the Committee, in its sole discretion, may grant Restricted Stock Awards that are nonforfeitable and transferable immediately upon grant. By way of example and not of limitation, the Committee may prescribe that a Participant’s rights in a Restricted Stock Award shall be forfeitable and nontransferable subject to (a) the attainment of objectively determinable performance conditions, which may include the criteria described in Section 11.06, (b) the Participant’s completion of a specified period of employment or service with the Company or an Affiliate, (c) the Participant’s death, disability or retirement or (d) satisfaction of a combination of any of the foregoing factors. A Participant’s rights in a Restricted Stock Award may be subject to repurchase upon specified events as determined by the Committee and set forth in the Agreement. A Restricted Stock Award can only become nonforfeitable and transferable during the Participant’s lifetime in the hands of the Participant.

8.04 Maximum Restriction Period

To the extent the Participant’s rights in a Restricted Stock Award are forfeitable and nontransferable for a period of time, the Committee on the date of grant shall determine the maximum period over which the rights may become nonforfeitable and transferable, except that such period shall not exceed ten years from the date of grant.

8.05 Stockholder Rights

Prior to their forfeiture (in accordance with the applicable Agreement and while the shares of Common Stock granted pursuant to the Restricted Stock Award may be forfeited and are nontransferable), a Participant will have all rights of a stockholder with respect to a Restricted Stock Award, including the right to receive dividends and vote the shares; provided, however, that during such period (a) a Participant may not sell, transfer, pledge, exchange, hypothecate, or otherwise dispose of shares granted pursuant to a Restricted Stock Award, (b) the Company shall retain custody of the certificates evidencing shares granted pursuant to a Restricted Stock Award, and (c) the Participant will deliver to the Company a stock power, endorsed in blank, with respect to each Restricted Stock Award. In lieu of retaining custody of the certificates evidencing shares granted pursuant to a Restricted Stock Award, the shares of Common Stock granted pursuant to the Restricted Stock Award may, in the Committee’s discretion, be held in escrow by the Company until the Participant’s interest in such shares of Common Stock vest. Notwithstanding the preceding sentences, if and to the extent deemed necessary by the Committee and set forth in the applicable Agreement, dividends payable with respect to Restricted Stock Awards may accumulate (without interest) and become payable to the Participant at the time, and only to the extent that, the portion of the Restricted Stock Award to which the dividends relate has become transferable and nonforfeitable. Further, such dividend equivalent shall be designed to be exempt from Code Section 409A, such that the payment of the dividend equivalent will be made in all events no later than the 2 1/2 months after the end of the calendar year (or fiscal year of the Company or Affiliate, as applicable) in which the right to the payment first ceases to be subject to a substantial risk of forfeiture. The limitations set forth in the preceding sentences shall not apply after the shares granted under the Restricted Stock Award are transferable and are no longer forfeitable.

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ARTICLE IX
RESTRICTED STOCK UNITS

9.01 Grant

Subject to the eligibility provisions of Article IV, the Committee will designate each individual or entity to whom a grant of Restricted Stock Units is to be made and will specify the number of shares covered by such grant.

9.02 Earning the Award

The Committee, on the date of grant of the Restricted Stock Units, shall prescribe that the Restricted Stock Units will be earned and become payable subject to such conditions as are set forth in the Agreement. By way of example and not of limitation, the Committee may prescribe that the Restricted Stock Units will be earned and become payable upon (a) the satisfaction of objectively determinable performance conditions based on the criteria described in Article XI, (b) the Participant’s completion of a specified period of employment or service with the Company or an Affiliate, (c) the Participant’s death or disability or (d) satisfaction of a combination of any of the foregoing factors. Further, each Restricted Stock Unit shall be designed to be exempt from Code Section 409A, such that the payment in settlement of the Restricted Stock Unit will be made in all events no later than the 2 1/2 months after the end of the calendar year (or fiscal year of the Company or Affiliate, as applicable) in which the right to the payment first ceases to be subject to a substantial risk of forfeiture.

9.03 Maximum Restricted Stock Unit Award Period

The Committee, on the date of grant, shall determine the maximum period over which Restricted Stock Units may be earned, except that such period shall not exceed ten years from the date of grant.

9.04 Payment

The amount payable to the Participant by the Company when an award of Restricted Stock Units is earned shall be settled by the issuance of one share of Common Stock for each Restricted Stock Unit that is earned. A fractional share of Common Stock shall not be deliverable when an award of Restricted Stock Units is earned, but a cash payment will be made in lieu thereof.

9.05 Stockholder Rights

No Participant shall, as a result of receiving a grant of Restricted Stock Units, have any rights as a stockholder until and then only to the extent that the Restricted Stock Units are earned and settled in shares of Common Stock. However, notwithstanding the foregoing, the Committee in its sole discretion may set forth in the Agreement that, for so long as the Participant holds any Restricted Stock Units, if the Company pays any cash dividends on its Common Stock, then (a) dividends payable with respect to Shares covered by Restricted Stock Units may accumulate (without interest) and become payable to the Participant at the time, and only to the extent that, the portion of the Restricted Stock Units to which the dividends relate has become earned and payable or (b) the number of outstanding Restricted Stock Units covered by the Agreement may be increased by the number of Restricted Stock Units, rounded down to the nearest whole number, equal to (i) the product of the number of the Participant’s outstanding Restricted Stock Units as of the record date for such dividend multiplied by the per share amount of the dividend divided by (ii) the fair market value of a share of Common Stock on the payment date of such dividend. In the event additional Restricted Stock Units are awarded, such Restricted Stock Units shall be subject to the same terms and conditions set forth in the Plan and the Agreement as the outstanding Restricted Stock Units with respect to which they were granted. The limitations set forth in the preceding sentences shall not apply after the Restricted Stock Units become earned and payable and shares are issued thereunder.

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ARTICLE X
INCENTIVE AWARDS

10.01 Grant

Subject to the eligibility provisions of Article IV, the Committee will designate each individual or entity to whom Incentive Awards are to be granted and the amount payable pursuant to the Award.

10.02 Earning the Award

The Committee, on the date of grant of an Incentive Award, shall specify in the applicable Agreement the terms and conditions which govern the grant, including without limitation, whether the Participant, to be entitled to payment, must be employed or providing services to the Company or an Affiliate at the time the Incentive Award is to be paid. By way of example and not of limitation, the Committee may prescribe that the Incentive Award shall be earned and payable upon (a) the satisfaction of objectively determinable performance conditions, which may include criteria described in Section 11.06, (b) the Participant’s completion of a specified period of employment or service with the Company or an Affiliate, (c) the Participant’s death or disability or (d) satisfaction of a combination of any of the foregoing factors. Further, each Incentive Award shall be designed to be exempt from Code Section 409A, such that the payment in settlement of the Award will be made in all events no later than the 2 1/2 months after the end of the calendar year (or fiscal year of the Company or Affiliate, as applicable) in which the right to the payment first ceases to be subject to a substantial risk of forfeiture.

10.03 Maximum Incentive Award Period

The Committee, at the time an Incentive Award is made, shall determine the maximum period over which the Incentive Award may be earned, except that such period shall not exceed ten years from the date of grant.

10.04 Payment

The amount payable to the Participant by the Company when an Incentive Award is earned may be settled in cash, by the issuance of shares of Common Stock or by a combination thereof, as the Committee, in its sole discretion determines and sets forth in the applicable Agreement. A fractional share of Common Stock shall not be deliverable when an Incentive Award is earned, but a cash payment will be made in lieu thereof.

10.05 Stockholder Rights

No Participant shall, as a result of receiving an Incentive Award, have any rights as a stockholder of the Company or any Affiliate on account of such Incentive Award, unless and then only to the extent that the Incentive Award is earned and settled in shares of Common Stock.

ARTICLE XI
TERMS APPLICABLE TO ALL AWARDS

11.01 Written Agreement

Each Award shall be evidenced by a written Agreement (including any amendment or supplement thereto) between the Company and the Participant specifying the terms and conditions of the Award granted to such Participant.

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11.02 Nontransferability

Each Award granted under this Plan shall be nontransferable except by will or by the laws of descent and distribution. In the event of any transfer of an Option or Corresponding SAR (by the Participant or his transferee), the Option and Corresponding SAR that relates to such Option must be transferred to the same person or persons or entity or entities. During the lifetime of the Participant to whom the Option or SAR is granted, the Option or SAR may be exercised only by the Participant. No right or interest of a Participant in any Award shall be liable for, or subject to, any lien, obligation, or liability of such Participant or his transferee.

11.03 Effect of Termination Date on Awards

(a) Notwithstanding any other provisions of the Plan or any Agreement, all rights to any Award that a Participant has will be immediately discontinued and forfeited, and the Company shall not have any further obligation hereunder to the Participant with respect to any Award and the Award will not be exercisable (whether or not previously exercisable) or become vested or payable on and after the time the Participant is discharged from employment or service with the Company or any Affiliate for Cause.

(b) If a Participant incurs a Termination Date due to death, any unexercised Option or SAR granted to the Participant may thereafter be exercised by the Participant (or, where appropriate, a transferee of the Participant), to the extent it was exercisable as of the Termination Date or on such accelerated basis as the Committee may determine at or after grant, (i) for a period of twelve (12) months after the Termination Date or (ii) until the expiration of the stated term of the Option or SAR, as applicable, whichever period is shorter, unless specifically provided otherwise in the applicable Agreement (in which case the terms of the Agreement shall control). Any portion of the Award that remains unexercised after the expiration of such period, regardless of whether such portion of the Award is vested or unvested, shall terminate and be forfeited with no further compensation due to the Participant.

(c) If a Participant incurs a Termination Date for any reason other than death or Cause, any unexercised Option or SAR granted to the Participant may thereafter be exercised by the Participant, to the extent it was exercisable as of the Termination Date or on such accelerated basis as the Committee may determine at or after grant, (i) for a period of three (3) months after the Termination Date, or (ii) until the expiration of the stated term of the Option or SAR, as applicable, whichever period is shorter, unless specifically provided otherwise in the applicable Agreement (in which case the terms of the Agreement shall control). Any portion of the Award that remains unexercised after the expiration of such period, regardless of whether such portion of the Award is vested or unvested, shall terminate and be forfeited with no further compensation due to the Participant.

(d) Except as otherwise specifically provided in an applicable Agreement, Restricted Stock, Restricted Stock Units or Incentive Awards may not become vested or earned after the Participant incurs a Termination Date.

11.04 Employee Status

If the terms of any Award provide that it may be exercised or paid only during employment or continued service or within a specified period of time after termination of employment or continued service, the Committee may decide to what extent leaves of absence for governmental or military service, illness, temporary disability, or other reasons shall not be deemed interruptions of continuous employment or service. For purposes of the Plan, employment and continued service shall be deemed to exist between the Participant and the Company and/or an Affiliate if, at the time of the determination, the Participant is a director, officer, employee, consultant or advisor of the Company or an Affiliate. A Participant on military leave, sick leave or other bona fide leave of absence shall continue to be considered an employee for purposes of the Plan during such leave if the period of leave does not exceed three months, or, if longer, so long as the individual’s right to re-employment with the Company or any of its Affiliates is guaranteed either by statute or by contract. If the period of leave exceeds three months, and the individual’s right to re-employment is not guaranteed by statute or by contract, the employment shall be deemed to be terminated on the first day after the end of such three-month period. Except as may otherwise be expressly provided in an Agreement, Awards granted to a director, officer, employee, consultant or adviser shall not be affected by any change in the status of the Participant so long as the Participant continues to be a director, officer, employee, consultant or advisor to the Company or any of its Affiliates (regardless of having changed from one to the other or having been transferred from one entity to another). The Participant’s employment or continued service shall not be considered interrupted in the event the Committee, in its discretion and as specified at or prior to such occurrence, determines there is no interruption in the case of a spin-off, sale or disposition of the Participant’s employer from the Company or an Affiliate, except that if the Committee does not otherwise specify such at or such prior to such occurrence, the Participant will be deemed to have a termination of employment or continuous service to the extent the Affiliate that employs the Participant is no longer the Company or an entity that qualifies as an Affiliate.

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11.05 Change in Control

Notwithstanding any provision of any Agreement to the contrary, in the event of or in anticipation of a Change in Control, the Committee in its discretion may (i) declare that some or all outstanding Awards previously granted under the Plan, whether or not then exercisable or payable, shall terminate as of a date before or on the Change in Control without any payment to the holder of the Award, provided the Committee gives prior written notice to the Participants of such termination and gives such Participants the right to exercise their outstanding Awards for a reasonable time before such date to the extent then exercisable (or to the extent such Awards would be exercisable as of the Control Change Date), (ii) terminate before or on the Control Change Date some or all outstanding Awards previously granted under the Plan, whether or not then exercisable or payable, in consideration of payment to the holder of the Award, with respect to each share of Common Stock for which the Award is then exercisable or payable (or for which the Award would have been exercisable or payable as of the Control Change Date), of the excess, if any, of the Fair Market Value on such date of the Common Stock subject to such portion of the Award over the Option price or Initial Value (if applicable) (provided that outstanding Awards that are not then exercisable or payable and that would not become exercisable or payable on the Control Change Date, and Options and SARs with respect to which the Fair Market Value of the Common Stock subject to the Options or SARs does not exceed the Option price or Initial Value, shall be cancelled without any payment therefor) or (iii) take such other action as the Committee determines to be reasonable under the circumstances (including, but not limited to, accelerating vesting, substituting awards with respect to the surviving company and/or continuation of the Plan) to permit the Participant to realize the value of the Award (which value for purposes of Awards that are not then exercisable or payable and that would not become exercisable or payable as of the Control Change Date, and Options and SARs with respect to which the Fair Market Value of the Common Stock subject to the Award does not exceed the Option price or Initial Value, shall be deemed to be zero). The payment described in (ii) above may be made in any manner the Committee determines, including cash, stock or other property. The Committee may take the actions described in (i), (ii) or (iii) above with respect to Awards that are not then exercisable or payable whether or not the Participant will receive any payment therefor. The Committee in its discretion may take any of the actions described in this Section 11.05 contingent on consummation of the Change in Control and with respect to some or all outstanding Awards, whether or not then exercisable or payable, or on an Award-by-Award basis, which actions need not be uniform with respect to all outstanding Awards. However, Awards shall not be terminated to the extent that written provision is made for their continuance, assumption or substitution by the Company or a successor employer or its parent or subsidiary in connection with the Change in Control. The Committee may provide in an applicable Agreement that a Participant’s outstanding Awards shall be fully exercisable or payable on and after a Control Change Date or immediately before the date the Awards will be terminated in connection with the Change in Control, as described herein.

11.06 Performance Conditions

(a) The Committee may prescribe that Awards will become exercisable, nonforfeitable and transferable, and earned and payable, based on objectively determinable performance conditions. The performance conditions may include any or any combination of the following (i) gross, operating or net earnings (income) before or after taxes; (ii) return on equity; (iii) return on capital; (iv) return on sales; (v) return on investments; (vi) return on assets or net assets; (vii) earnings per share; (viii) cash flow per share; (ix) book value per share; (x) gross margin; (xi) customers; (xii) cash flow or cash flow from operations; (xiii) Fair Market Value of the Company or any Affiliate or shares of Common Stock; (xiv) share price or total stockholder return; (xv) market share; (xvi) level of expenses or other costs; (xvii) gross, operating or net revenue; (xviii) EBIT; (xix) Adjusted EBIT; (xx) profitability; (xxi) EBITDA; (xxii) Adjusted EBIDTA; (xxiii) Free Cash Flow; (xxiv) research and development milestones; (xxv) business development objectives, partnerships, and other collaborations; or (xxvi) peer group comparisons of any of the aforementioned performance conditions. Performance conditions may be related to a specific customer or group of customers or geographic region.

(b) The form of the performance conditions may be measured on a Company, Affiliate, division, business unit, service line, segment or geographic basis or any combination thereof. Performance goals may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure of the selected performance conditions. Profits, earnings and revenues used for any performance condition measurement may exclude any extraordinary or non-recurring items. The performance conditions may, but need not, be based upon an increase or positive result under the aforementioned business criteria and could include, for example and not by way of limitation, maintaining the status quo or limiting the economic losses (measured, in each case, by reference to the specific business criteria). The performance conditions may not include solely the mere continued employment of the Participant. However, the Award may become exercisable, nonforfeitable and transferable or earned and payable contingent on the Participant’s continued employment or service, and/or employment or service at the time the Award becomes exercisable, nonforfeitable and transferable or earned and payable, in addition to the performance conditions described above.

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(c) An Award does not fail to meet the requirements of this Section 11.06 merely because the Award would become exercisable, nonforfeitable and transferable or earned and payable upon the Participant’s death or disability or upon a Change in Control. In determining if the performance conditions have been achieved, the Committee may adjust the performance targets in the event of any unbudgeted acquisition, divestiture or other unexpected fundamental change in the business of the Company, an Affiliate or business unit or in any product that is material taken as a whole as appropriate to fairly and equitably determine if the Award is to become exercisable, nonforfeitable and transferable or earned and payable pursuant to the conditions set forth in the Award. Additionally, in determining if such performance conditions have been achieved, the Committee also may adjust the performance targets in the event of any (i) unanticipated asset write-downs or impairment charges, (ii) litigation or claim judgments or settlements thereof, (iii) changes in tax laws, accounting principles or other laws or provisions affecting reported results, (iv) accruals for reorganization or restructuring programs, or extraordinary non-reoccurring items as described in Accounting Principles Board Opinion No. 30 or as described in management’s discussion and analysis of the financial condition and results of operations appearing in the Company’s Annual Report on Form 10-K for the applicable year, (v) acquisitions or dispositions or (vi) foreign exchange gains or losses.

(d) For purposes of this Section 11.06, the following definitions will apply:

(i) “Adjusted EBITDA” means EBITDA excluding charges associated with restructuring and exit activities, stock-based compensation, intangible asset impairment, material severance obligations and other unusual or extraordinary events.

(ii) “Adjusted EBIT” means EBIT excluding charges associated with restructuring and exit activities, stock-based compensation, intangible asset impairment, material severance obligations and other unusual or extraordinary events.

(iii) “EBIT” means earnings from continuing operations before interest and taxes.

(iv) “EBITDA” means earnings from continuing operations before interest, taxes, depreciation and amortization.

(v) “Free Cash Flow” means Adjusted EBITDA less capital expenditures.

ARTICLE XII
ADJUSTMENT UPON CHANGE IN COMMON STOCK

12.01 Adjustments

The maximum number of shares of Common Stock that may be issued pursuant to Awards, the terms of outstanding Awards, and the per individual limitations on the number of shares of Common Stock that may be issued pursuant to Awards shall be adjusted as the Committee shall determine to be equitably required in the event (a) there occurs a reorganization, recapitalization, stock split, spin-off, split-off, stock dividend, issuance of stock rights, combination of shares, merger, consolidation, or distribution to stockholders other than a cash dividend; (b) the Company engages in a transaction Code Section 424 describes or (c) there occurs any other transaction or event which, in the judgment of the Committee necessitates such action. In that respect, the Committee shall make such adjustments as are necessary in the number or kind of shares of Common Stock or securities which are subject to the Award, the exercise price or Initial Value of the Award, and such other adjustments as are appropriate in the discretion of the Committee. Such adjustments may provide for the elimination of fractional shares that might otherwise be subject to Awards without any payment therefor. Notwithstanding the foregoing, the conversion of one or more outstanding shares of preferred stock or convertible debentures that the Company may issue from time to time into Common Stock shall not in and of itself require any adjustment under this Article XII. In addition, the Committee may make such other adjustments to the terms of any Awards to the extent equitable and necessary to prevent an enlargement or dilution of the Participant’s rights thereunder as a result of any such event or similar transaction. Any determination made under this Article XII by the Board shall be final and conclusive.

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12.02 Certain Transactions Excluded

The issuance by the Company of stock of any class, or securities convertible into stock of any class, for cash or property, or for labor or services, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of stock or obligations of the Company convertible into such stock or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the maximum number of shares that may be issued pursuant to Awards, the per individual limitations on the number of shares that may be issued pursuant to Awards or the terms of outstanding Awards.

12.03 Substitution Awards

The Committee may grant Awards in substitution for stock options, stock appreciation rights, restricted stock, restricted stock units, incentive awards, or similar awards held by an individual who becomes an employee of the Company or an Affiliate in connection with a transaction described in Section 12.01. Notwithstanding any provision of the Plan (other than the limitation of Section 5.02), the terms of such substituted Awards shall be as the Committee, in its discretion, determines is appropriate.

ARTICLE XIII
COMPLIANCE WITH LAW AND APPROVAL OF REGULATORY BODIES

13.01 Compliance

No Option or SAR shall be exercisable, no Restricted Stock Award, Restricted Stock Unit, or Incentive Award shall be granted, no shares of Common Stock shall be issued, no certificates for shares of Common Stock shall be delivered, and no payment shall be made under this Plan except in compliance with all applicable federal and state laws and regulations (including, without limitation, withholding tax requirements), any listing agreement to which the Company is a party, and the rules of all domestic stock exchanges on which the Company’s shares may be listed. The Company shall have the right to rely on an opinion of its counsel as to such compliance. Any stock certificate evidencing shares of Common Stock issued pursuant to an Award may bear such legends and statements as the Committee may deem advisable to assure compliance with federal and state laws and regulations and to reflect any other restrictions applicable to such shares as the Committee otherwise deems appropriate. No Option or SAR shall be exercisable, no Restricted Stock Award, Restricted Stock Unit, or Incentive Award shall be granted, no shares of Common Stock shall be issued, no certificate for shares of Common Stock shall be delivered, and no payment shall be made under this Plan until the Company has obtained such consent or approval as the Committee may deem advisable from regulatory bodies having jurisdiction over such matters.

13.02 Postponement of Exercise or Payment

(a) The Committee may postpone any grant, exercise, vesting or payment of an Award for such time as the Committee in its sole discretion may deem necessary in order to permit the Company (i) to effect, amend or maintain any necessary registration of the Plan or the shares of Common Stock issuable pursuant to the Award under the securities laws; (ii) to take any action in order to (A) list such shares of Common Stock or other shares of stock of the Company on a stock exchange if shares of Common Stock or other shares of stock of the Company are not then listed on such exchange or (B) comply with restrictions or regulations incident to the maintenance of a public market for its shares of Common Stock or other shares of stock of the Company, including any rules or regulations of any stock exchange on which the shares of Common Stock or other shares of stock of the Company are listed; (iii) to determine that such shares of Common Stock in the Plan are exempt from such registration or that no action of the kind referred to in (ii)(B) above needs to be taken; (iv) to comply with any other applicable law, including without limitation, securities laws; (v) to comply with any legal or contractual requirements during any such time the Company or any Affiliate is prohibited from doing any of such acts under applicable law, including without limitation, during the course of an investigation of the Company or any Affiliate, or under any contract, loan agreement or covenant or other agreement to which the Company or any Affiliate is a party or (vi) to otherwise comply with any prohibition on such acts or payments during any applicable blackout period; and the Company shall not be obligated by virtue of any terms and conditions of any Agreement or any provision of the Plan to recognize the grant, exercise, vesting or payment of an Award or to grant, sell or issue shares of Common Stock or make any such payments in violation of the securities laws or the laws of any government having jurisdiction thereof or any of the provisions hereof. Any such postponement shall not extend the term of the Award and neither the Company nor its directors and officers nor the Committee shall have any obligation or liability to any Participant or to any other person with respect to shares of Common Stock or payments as to which the Award shall lapse because of such postponement.

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(b) Additionally, the Committee may postpone any grant, exercise, vesting or payment of an Award if the Company reasonably believes the Company’s or any applicable Affiliate’s deduction with respect to such Award would be limited or eliminated by application of Code Section 162(m) to the extent permitted by Code Section 409A; provided, however, such delay will last only until the earliest date at which the Company reasonably anticipates that the deduction with respect to the Award will not be limited or eliminated by the application of Code Section 162(m) or the calendar year in which the Participant separates from service.

13.03 Forfeiture of Payment

A Participant shall be required to forfeit any and all rights under Awards or to reimburse the Company for any payment under any Award (with interest as necessary to avoid imputed interest or original issue discount under the Code or as otherwise required by applicable law) to the extent applicable law requires such forfeiture or reimbursement.

ARTICLE XIV
LIMITATION ON BENEFITS

Despite any other provisions of this Plan to the contrary, except with respect to Options and Restricted Stock granted prior to the Effective Date, if the receipt of any payments or benefits under this Plan would subject a Participant to tax under Code Section 4999, the Committee may determine whether some amount of payments or benefits would meet the definition of a “Reduced Amount.” If the Committee determines that there is a Reduced Amount, the total payments or benefits to the Participant under all Awards must be reduced to such Reduced Amount, but not below zero. If the Committee determines that the benefits and payments must be reduced to the Reduced Amount, the Committee must promptly notify the Participant of that determination, with a copy of the detailed calculations by the Committee. All determinations of the Committee under this Article XIV are final, conclusive and binding upon the Company and the Participant. It is the intention of the Company and the Participant to reduce the payments under this Plan only if the aggregate Net After Tax Receipts (as defined below) to the Participant would thereby be increased. As result of the uncertainty in the application of Code Section 4999 at the time of the initial determination by the Committee under this Article XIV, however, it is possible that amounts will have been paid under the Plan to or for the benefit of a Participant which should not have been so paid (“Overpayment”) or that additional amounts which will not have been paid under the Plan to or for the benefit of a Participant could have been so paid (“Underpayment”), in each case consistent with the calculation of the Reduced Amount. If the Committee, based either upon the assertion of a deficiency by the Internal Revenue Service against the Company or the Participant, which the Committee believes has a high probability of success, or controlling precedent or other substantial authority, determines that an Overpayment has been made, any such Overpayment must be treated for all purposes as a loan, to the extent permitted by applicable law, which the Participant must repay to the Company together with interest at the applicable federal rate under Code Section 7872(f)(2); provided, however, that no such loan may be deemed to have been made and no amount shall be payable by the Participant to the Company if and to the extent such deemed loan and payment would not either reduce the amount on which the Participant is subject to tax under Code Sections 1, 3101 or 4999 or generate a refund of such taxes. If the Committee, based upon controlling precedent or other substantial authority, determines that an Underpayment has occurred, the Committee must promptly notify the Company of the amount of the Underpayment, which then shall be paid promptly to the Participant but no later than the end of the Participant’s taxable year next following the Participant’s taxable year in which the determination is made that the underpayment has occurred. For purposes of this Article XIV, (i) “Net After Tax Receipt” means the Present Value of a payment under this Plan net of all taxes imposed on Participant with respect thereto under Code Sections 1, 3101 and 4999, determined by applying the highest marginal rate under Code Section 1 which applies to the Participant’s taxable income for the applicable taxable year; (ii) “Present Value” means the value determined in accordance with Code Section 280G(d)(4) and (iii) “Reduced Amount” means the smallest aggregate amount of all payments and benefits under this Plan which (a) is less than the sum of all payments and benefits under this Plan and (b) results in aggregate Net After Tax Receipts which are equal to or greater than the Net After Tax Receipts which would result if the aggregate payments and benefits under this Plan were any other amount less than the sum of all payments and benefits to be made under this Plan.

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ARTICLE XV
GENERAL PROVISIONS

15.01 Effect on Employment and Service

Neither the adoption of this Plan, its operation, nor any documents describing or referring to this Plan (or any part thereof), shall confer upon any individual or entity any right to continue in the employ or service of the Company or an Affiliate or in any way affect any right and power of the Company or an Affiliate to terminate the employment or service of any individual or entity at any time with or without assigning a reason therefor.

15.02 Unfunded Plan

This Plan, insofar as it provides for Awards, shall be unfunded, and the Company shall not be required to segregate any assets that may at any time be represented by Awards under this Plan. Any liability of the Company to any person with respect to any Award under this Plan shall be based solely upon any contractual obligations that may be created pursuant to this Plan. No such obligation of the Company shall be deemed to be secured by any pledge of, or other encumbrance on, any property of the Company.

15.03 Rules of Construction

Headings are given to the articles and sections of this Plan solely as a convenience to facilitate reference. The reference to any statute, regulation, or other provision of law shall be construed to refer to any amendment to or successor of such provision of law.

15.04 Tax Withholding and Reporting

Unless an Agreement provides otherwise, each Participant shall be responsible for satisfying in cash or cash equivalent acceptable to the Committee any income and employment (including without limitation Social Security and Medicare) tax withholding obligations attributable to participation in the Plan and the grant, exercise, vesting or payment of Awards granted thereunder (including the making of a Code Section 83(b) election with respect to an Award). In accordance with procedures that the Committee establishes, the Committee, to the extent applicable law and the Agreement permit, may allow a Participant to pay such amounts (a) by surrendering (actually or by attestation) shares of Common Stock that the Participant already owns and, if necessary to avoid adverse accounting consequences, has held for at least six months (but only for the minimum required withholding); (b) by a cashless exercise through a broker; (c) by means of a “net exercise” procedure, (d) by such other medium of payment as the Committee in its discretion shall authorize or (e) by any combination of the aforementioned methods of payment. The Company shall comply with all such reporting and other requirements relating to the administration of this Plan and the grant, exercise, vesting or payment of any Award hereunder as applicable law requires. Nevertheless, shares of Common Stock that the Company reacquires in connection with any tax withholding will still be deemed issued and will not be available for issuance pursuant to future Awards under the Plan.

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15.05 Reservation of Shares.

The Company, during the term of this Plan, shall at all times reserve and keep available such number of shares of Common Stock as shall be sufficient to satisfy the requirements of the Plan. Additionally, the Company, during the term of this Plan, shall use its best efforts to seek to obtain from appropriate regulatory agencies any requisite authorizations needed in order to issue and to sell such number of shares of Common Stock as shall be sufficient to satisfy the requirements of the Plan. However, the inability of the Company to obtain from any such regulatory agency the requisite authorizations the Company’s counsel deems to be necessary for the lawful issuance and sale of any shares of Common Stock hereunder, or the inability of the Company to confirm to its satisfaction that any issuance and sale of any shares of Common Stock hereunder will meet applicable legal requirements, shall relieve the Company of any liability in respect to the failure to issue or to sell such shares of Common Stock as to which such requisite authority shall not have been obtained.

15.06 Governing Law.

This Plan and all Awards granted hereunder shall be governed by the laws of the State of Delaware, except to the extent federal law applies.

15.07 Other Actions

Nothing in the Plan shall be construed to limit the authority of the Company to exercise its corporate rights and powers, including, by way of illustration and not by way of limitation, the right to grant options, stock appreciation rights, restricted stock awards, incentive awards or restricted stock units for proper corporate purposes otherwise than under the Plan to any employee or to any other person, firm, corporation, association or other entity, or to grant options, stock appreciation rights, restricted stock awards, incentive awards or restricted stock units to, or assume such awards of any person in connection with, the acquisition, purchase, lease, merger, consolidation, reorganization or otherwise, of all or any part of the business and assets of any person, firm, corporation, association or other entity.

15.08 Repurchase of Common Stock

The Company or its designee may have the option and right to purchase any Award or any shares of Common Stock issued pursuant to any Award in accordance with the terms and conditions set forth in the applicable Agreement. However, shares of Common Stock repurchased pursuant to an Agreement will still be deemed issued pursuant to the Plan and will not be available for issuance pursuant to future Awards under the Plan.

15.09 Other Conditions

The Committee, in its discretion, may, as a condition to the grant, exercise, payment or settlement of an Award, require the Participant on or before the date of grant, exercise, payment or settlement of the Award to enter into (a) a covenant not to compete (including a confidentiality, non-solicitation, non-competition or other similar agreement) with the Company or any Affiliate, which may become effective on the Date of Termination or any other date the Committee may specify and shall contain such terms and conditions as the Committee shall otherwise specify, (b) an agreement to cancel any other employment agreement, service agreement, fringe benefit or compensation arrangement in effect between the Company or any Affiliate and such Participant and/or (c) a stockholders’ agreement with respect to shares of Common Stock to be issued pursuant to the Award. If the Participant shall fail to enter into any such agreement, then no Award shall be granted, exercised, paid or settled and the number of shares of Common Stock that would have been subject to such Award, if any, shall be added to the remaining shares of Common Stock available under the Plan.

15.10 Repricing of Awards

Notwithstanding any other provisions of this Plan, this Plan does not permit (a) any decrease in the exercise price or Initial Value of any outstanding Awards, (b) the issuance of any replacement Options or SARs, which shall be deemed to occur if a Participant agrees to forfeit an existing Option or SAR in exchange for a new Option or SAR with a lower exercise price or Initial Value, or (c) the Company to repurchase underwater or out-of-the-money Options or SARs, which shall be deemed to be those Options or SARs with exercise prices or Initial Values in excess of the current Fair Market Value of the shares of Common Stock underlying the Option or SAR.

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15.11 Legends; Payment of Expenses

The Company may endorse such legend or legends upon the certificates for shares of Common Stock issued upon the grant or exercise of an Award and may issue such “stop transfer” instructions to its transfer agent in respect of such shares as it determines, in its sole discretion, to be necessary or appropriate to (a) prevent a violation of, or to perfect an exemption from, the registration requirements under the Exchange Act, applicable state securities laws or other requirements, (b) implement the provisions of the Plan or any Agreement between the Company and the Participant with respect to such shares of Common Stock, (c) permit the Company to determine the occurrence of a “disqualifying disposition” as described in Code Section 421(b) of the shares of Common Stock transferred upon the exercise of an Incentive Stock Option granted under the Plan or (d) as may be appropriate to continue an Award’s exemption or compliance with Code Section 409A. The Company shall pay all issuance taxes with respect to the issuance of shares of Common Stock upon the grant or exercise of the Award, as well as all fees and expenses incurred by the Company in connection with such issuance.

ARTICLE XVI
CLAIMS PROCEDURES

16.01 Claim for Benefits

If a Participant has exercised an Option or a SAR or if shares of Restricted Stock have become vested or Restricted Stock Units or Incentive Awards have become payable, and the Participant has not received the benefits to which the Participant believes he or she is entitled under such Award, then the Participant must submit a written claim for such benefits to the Committee within 90 days of the date the Participant tried to exercise the Option or SAR, the date the Participant contends the Restricted Stock vested or the date the Participant contends the Restricted Stock Units or Incentive Awards became payable or the claim will be forever barred.

16.02 Appeal Rights

If a claim of a Participant is wholly or partially denied, the Participant or his duly authorized representative may appeal the denial of the claim to the Committee. Such appeal must be made at any time within 30 days after the Participant receives written notice from the Committee of the denial of the claim. In connection therewith, the Participant or his duly authorized representative may request a review of the denied claim, may review pertinent documents, and may submit issues and comments in writing. Upon receipt of an appeal, the Committee shall make a decision with respect to the appeal and, not later than 60 days after receipt of such request for review, shall furnish the Participant with the decision on review in writing, including the specific reasons for the decision written in a manner calculated to be understood by the Participant, as well as specific references to the pertinent provisions of the Plan upon which the decision is based.

16.03 Finality of Decision

The Committee has the discretionary and final authority under the Plan to determine the validity of a claim. Accordingly, any decision the Committee makes on a Participant’s appeal will be administratively final. If a Participant disagrees with the Committee’s final decision, the Participant may sue, but only after the claim on appeal has been denied. Any lawsuit must be filed within 90 days of receipt of the Committee’s final written denial of the Participant’s claim or the claim will be forever barred.

ARTICLE XVII
AMENDMENT AND TERMINATION

17.01 Changes to the Plan

The Board may amend or terminate this Plan at any time; provided, however, that no amendment to the Plan may adversely impair the rights of a Participant with respect to outstanding Awards without the Participant’s consent. In addition, an amendment will be contingent on approval of the Company’s stockholders, to the extent required by law or by the rules of any stock exchange on which the Company’s securities are traded or if the amendment would (a) increase the benefits accruing to Participants under the Plan, including without limitation, any amendment to the Plan or any Agreement to permit a repricing or decrease in the exercise price of any outstanding Awards, (b) increase the aggregate number of shares of Common Stock that may be issued under the Plan, or (c) modify the requirements as to eligibility for participation in the Plan.

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17.02 Changes to an Award

The Committee may amend any outstanding Awards to the extent it deems appropriate; provided, however, that no amendment to an outstanding Award may adversely impair the rights of a Participant without the Participant’s consent.

ARTICLE XVIII
DURATION OF PLAN

No Award may be granted under this Plan on and after March 7, 2029 (10 years following the Effective Date of the Plan). Awards granted before that date shall remain valid in accordance with their terms.

ARTICLE XIX
EFFECTIVE DATE OF PLAN

The Plan is effective on March 7, 2019, the date of its adoption by the Board, contingent, however, on approval of the Plan by the Company’s stockholders within 12 months of such date. If the Plan is not approved by the Company’s stockholders, all Awards granted hereunder shall be forfeited and of no force or effect.

ARTICLE XX
OMNIBUS SECTION 409A PROVISION

It is intended that Awards that are granted under the Plan shall be exempt from treatment as “deferred compensation” subject to Code Section 409A. Towards that end, all Awards under the Plan are intended to contain such terms as will qualify the Awards for an exemption from Code Section 409A. The terms of the Plan and all Awards granted hereunder shall be construed consistent with the foregoing intent. Notwithstanding any other provision hereof, the Committee may amend any outstanding Award without Participant’s consent if, as determined by the Committee in its sole discretion, such amendment is required either to (i) confirm exemption under Code Section 409A, (ii) comply with Code Section 409A or (iii) prevent the Participant from being subject to any tax or penalty under Code Section 409A. Notwithstanding the foregoing, however, neither the Company nor any of its Affiliates nor the Committee shall be liable to a Participant or any other Person if an Award is subject to Code Section 409A or the Participant or any other Person is otherwise subject to any additional tax or penalty under Code Section 409A. Each Participant is solely responsible for the payment of any tax liability (including any taxes and penalties that may arise under Code Section 409A) that may result from an Award.

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ANNEX F

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal rights

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.

Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

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b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.

Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)

Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

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(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

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(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

F-5

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

F-6

PART II
INFORMATION NOT REQUIRED IN JOINT PROXY STATEMENT/PROSPECTUS

Item 20 – Indemnification and Officers

The certificate of incorporation of Ohr provides that, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law (“DGCL”), all directors, officers, employees and agents of Ohr shall be entitled to be indemnified by Ohr from and against any and all expenses, liabilities, or other matters referred to in or covered Section 145 of the DGCL (including without limitation attorneys’ fees and expenses), and such indemnification rights are not exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Such rights also continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

However, Ohr is not required to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person other than solely to enforce rights under the indemnification provisions of the Ohr charter.

Pursuant to indemnification agreements with Ohr, the directors and officers of Ohr shall, to the fullest extent permitted by the DGCL, also have the right to receive from Ohr an advancement of expenses incurred in defending any proceeding in advance of its final disposition. To the extent required under the DGCL, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such individual, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to Ohr of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified for such expenses. Ohr is not required to provide indemnification or advance expenses in connection with (i) any proceeding initiated by a director or officer of Ohr unless such proceeding was authorized by the Board of Directors or otherwise required by law; (ii) any proceeding providing for disgorgement of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended; (iii) and for amounts for which payment is actually made to or on behalf of such person under any statute, insurance policy or indemnity provisions or law; or (iv) any prohibition by applicable law.

Pursuant to Ohr’s certificate of incorporation, Ohr may also maintain a directors’ and officers’ insurance policy which insures Ohr and any of its directors, officers, employees, agents or other entities, against expense, liability or loss asserted against such persons in such capacity whether or not Ohr would have the power to indemnify such person under the DGCL.

Ohr has an insurance policy covering Ohr’s officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act, or otherwise.

Ohr carries insurance policies insuring Ohr’s directors and officers against certain liabilities that they may incur in their capacity as directors and officers.

The foregoing discussion of Ohr’s certificate of incorporation, bylaws, indemnification agreements, and Delaware law is not intended to be exhaustive and is qualified in its entirety by such certificate of incorporation, bylaws, indemnification agreements, or law.

Item 21 – Exhibits

(a) Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b) Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and are incorporated herein by reference.

(c) Opinions

The opinion of Roth Capital Partners LLC, financial advisor to the Ohr board of directors, is attached as Annex D to the joint proxy statement/prospectus that forms a part of this registration statement.

Item 22 – Undertakings

(a) The undersigned registrant hereby undertakes as follows:

(1)	That prior to any public reoffering of the securities registered hereunder through use of a proxy statement/prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering proxy statement/prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	That every proxy statement/prospectus (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and Ohr being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Ohr’s directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, Ohr has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Ohr will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by Ohr is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit	The filings referenced for incorporation by reference are Ohr Pharmaceutical, Inc. (File No. 001-35963)
2.1#	Agreement and Plan of Merger and Reorganization dated January 2, 2019, by and among Ohr Pharmaceutical, Inc. Ohr Acquisition Corp. and NeuBase Therapeutics, Inc.	January 3, 2019, Form 8-K Exhibit 2.1

2.2	Form of Support Agreements by and among Ohr Pharmaceutical, Inc. NeuBase Therapeutics Inc. and the officers and directors of Ohr Pharmaceutical, Inc.	January 3, 2019, Form 8-K Exhibit 2.1

2.3	Form of Support Agreement by and among NeuBase Therapeutics, Inc., Ohr Pharmaceutical, Inc. and its officers, directors and certain stockholders of NeuBase Therapeutics, Inc.	January 3, 2019 Form 8-K Exhibit 2.3

2.4	Form of Ohr Pharmaceutical, Inc. and NeuBase Therapeutics, Inc. Lock-Up Agreements.	January 3, 2019, Form 8-K Exhibit 2.4

2.5	Contribution Agreement, dated May 14, 2014, among Ohr Pharmaceutical, Inc., certain affiliates of Ohr, SKS Ocular, LLC, SKS Ocular 1, LLC, and the controlling members of SKS	May 16, 2014, Form 8-K, Exhibit 2.1

2.6	Agreement and Plan of Merger, dated May 30, 2014, Ohr Pharmaceutical, Inc., Ohr Holdco, Inc., and Ohr Merger Sub, Inc.	June 2, 2014, Form 8-K, Exhibit 2.2

2.7	Asset Purchase Agreement, dated August 21, 2009, between Ohr Pharmaceutical, Inc. and Genaera Liquidating Trust	August 26, 2009, Exhibit 10.01

3.1	Certificate of Incorporation of Ohr Pharmaceutical, Inc.	June 2, 2014, Form 8-K, Exhibit 3.1(a)

3.2	Certificate of Amendment to Certificate of Incorporation of Ohr Pharmaceutical, Inc.	June 2, 2014, Form 8-K, Exhibit 3.1(b)

3.3	Certificate of Amendment to Certificate of Incorporation of Ohr Pharmaceutical, Inc.	January 23, 2019, Form 8-K, Exhibit 3.1

3.4	By-Laws of Ohr Pharmaceutical, Inc.	June 2, 2014, Form 8-K, Exhibit 3.2

4.1(a)	Form of Class J Common Stock Purchase Warrant issued on December 16, 2011	December 20, 2011, Form 8-K, Exhibit 10.25

4.1(b)	Amendment, dated March 11, 2014, to Class J Common Stock Purchase Warrants	March 14, 2014, Form 8-K, Exhibit 10.39

4.2	Form of Consulting Warrants	June 30, 2011, Form 10-Q, Exhibit 10.21

4.3	Form of Series A Warrant	December 8, 2016, Form 8-K, Exhibit 4.1

4.5	Form of Warrant	April 6, 2017, Form 8-K, Exhibit 4.1

5.1	Legal Opinion of Troutman Sanders LLP regarding validity of the shares	To be filed by amendment

8.1	Legal Opinion of Troutman Sanders LLP regarding tax matters	To be filed by amendment

10.1*	Form of Non-Qualified Option Agreement	March 15, 2012, Form 8-K, Exhibit 10.26

10.2(a)*	Employment Agreement, dated January 8, 2014, between Ohr Pharmaceutical, Inc. and Sam Backenroth	January 10, 2014, Form 8-K, Exhibit 10.38

Exhibit Number	Description of Exhibit	The filings referenced for incorporation by reference are Ohr Pharmaceutical, Inc. (File No. 001-35963)
10.2(b)*	Amendment 1, dated as of January 6, 2015, to the Employment Agreement, dated January 8, 2014, between Ohr Pharmaceutical, Inc. and Sam Backenroth	January 8, 2015, Form 8-K, Exhibit 10.51

10.2(c)*	Proprietary Information and Inventions Agreement, dated April 10, 2010, between Ohr Pharmaceutical, Inc. and Sam Backenroth	September 30, 2015, form 10-K, Exhibit 10.3(c)

10.3	Retention Bonus Agreement, by and between Ohr Pharmaceutical, Inc and Dr. Jason S. Slakter	January 3, 2019, Form 8-K Exhibit 10.1

10.4	Securities Purchase Agreement, dated April 5, 2016, by and among Ohr Pharmaceutical, Inc. and to purchasers listed therein.	April 6, 2017, Form 8-K, Exhibit 10.1.

10.5	Placement Agent Agreement dated as of April 5, 2017, by and among Ohr Pharmaceutical, Inc., Chardan Capital Markets, LLC and H.C. Wainwright & Co., LLC	April 6, 2017, Form 8-K, Exhibit 10.2

10.6	Assignment and Assumption Agreement, dated as of May 30, 2014, between Ohr Pharmaceutical, Inc. and Ohr Holdco, Inc.	June 2, 2014, Form 8-K, Exhibit 10.44

10.7	Subscription Agreement, dated as of April 8, 2014, among Ohr Pharmaceutical, Inc. and the purchasers identified on the signature page thereto	April 8, 2014, Form 8-K, Exhibit 10.41

10.8	Placement Agency Agreement, dated as of April 8, 2014, among Ohr Pharmaceutical, Inc. and Chardan Capital Markets, LLC and Brean Capital, LLC	April 8, 2014, Form 8-K, Exhibit 10.40

10.9	Securities Purchase Agreement, dated December 7, 2016, by and among Ohr Pharmaceuticals, Inc. and to purchasers listed therein	December 8, 2016, Form 8-K, Exhibit 10.1

10.10	Letter Agreement, dated December 2, 2016, by and betweeen Ohr Pharmaceutical, Inc. and H.C. Wainwright & Co., LLC	December 8, 2016, Form 8-K, Exhibit 10.2

10.11(a)*	Ohr Pharmaceutical, Inc. 2016 Consolidated Stock Incentive Plan	March 21, 2016, Form 8-K, Exhibit 10.1

10.11(b)*	Form of Stock Option Agreement	September 30, 2017, Form 10-K Exhibit 10.11(b)

10.11(c)*	Form of Restricted Stock Agreement	September 30, 2017, Form 10-K Exhibit 10.11(c)

10.12(a)*	Ohr Pharmaceutical, Inc. 2014 Stock Incentive Plan	April 14, 2014, Form 8-K, Exhibit 10.42

10.12(b)*	Amendment to Ohr Pharmaceutical, Inc. 2014 Stock Incentive Plan	September 30, 2015, Form 10-K, Exhibit 10.8(b)

10.13*	Form of Stock Option Agreement	March 31, 2015, Form 10-Q, Exhibit 10.53

10.14*	Ohr Pharmaceutical, Inc. 2009 Stock Incentive Plan	March 31, 2010, Form 10-Q, Exhibit 10.1

Exhibit Number	Description	The filings referenced for incorporation by reference are Ohr Pharmaceutical, Inc. (File No. 001-35963)

10.15+	License Agreement, dated December 17, 2018, by and between NeuBase Therapeutics, Inc., and Carnegie Mellon University.	Filed herewith

10.16	Form of NeuBase Therapeutics, Inc. Warrant Certificate.	Filed herewith

10.17	Form of NeuBase Therapeutics, Inc. Note Purchase Agreement.	Filed herewith

10.18	Form of NeuBase Therapeutics, Inc. Convertible Promissory Note.	Filed herewith

10.19	NeuBase Therapeutics, Inc. 2018 Equity Incentive Plan.	Filed herewith

10.20	Form of Option Agreement under NeuBase Therapeutics, Inc. 2018 Equity Incentive Plan.	Filed herewith

10.21	Restricted Stock Purchase Agreement, made as of September 6, 2018, by and between NeuBase Therapeutics, Inc. and Dietrich A. Stephan.	Filed herewith

10.22	Amendment to Restricted Stock Purchase Agreement, made as of December 26, 2018, by and between NeuBase Therapeutics, Inc. and Dietrich A. Stephan.	Filed herewith

21.1	Subsidiaries of Ohr Pharmaceutical, Inc.	Filed herewith

23.1	Consent of MaloneBailey, LLP Independent Registered Accounting Firm to Ohr Pharmaceutical, Inc.	Filed herewith

23.2	Consent of MaloneBailey, LLP, Independent Registered Public Accounting Firm to NeuBase Therapeutics, Inc.	Filed herewith

23.3	Consent of Troutman Sanders LLP (Included in Exhibits 5.1 and 8.1 hereto)	To be filed by amendment

24.1	Power of Attorney (included on the signature page hereto)	Filed herewith

99.1	Form of Proxy Card for Ohr Pharmaceuticals, Inc. Special Meeting of Stockholders	To be filed by amendment

99.2	Form of Certificate of Amendment to Ohr Pharmaceutical, Inc. Certificate of Incorporation (included as Annex B to the joint proxy statement/prospectus forming part of this Registration Statement)	Filed herewith

99.3	Form Amended and Restated Certificate of Incorporation of NeuBase Therapeutics, Inc. (included as Annex C to the joint proxy statement/prospectus forming part of this Registration Statement)	Filed herewith

99.4	Opinion of Roth Capital Partners, LLC, financial advisor to Ohr Pharmaceutical, Inc. (included as Annex D to the joint proxy statement/prospectus forming part of this Registration Statement)	Filed herewith

99.5	Consent of Roth Capital Partners, LLC, financial advisor to Ohr Pharmaceutical, Inc.	Filed herewith

99.6	Consent of Dr. Dietrich Stephan to be named as a Director	Filed herewith

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

#	All schedules and exhibits to the agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request

*	Management compensatory plan of arrangement

+	Indicates that confidential treatment has been requested to certain portions, which portions have been omitted and filed separately with the SEC

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of New York, State of New York, on the 8th day of March, 2019.

OHR PHARMACEUTICAL, INC.

By:	/s/ Jason S. Slakter
Jason S. Slakter
Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Sam Backenroth
Sam Backenroth
Chief Financial Officer
(Principal Financial and Chief Accounting Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jason Slakter and Samuel Backenroth, and each of them, as true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, and generally to do all such things in their names and behalf in their capacities as officers and directors to enable Ohr Pharmaceutical, Inc. to comply with the provisions of the Securities Act of 1933 and all requirements of the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated opposite his/her name.

Pursuant to the requirements of the Securities Act, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jason S. Slakter	Chief Executive Officer and Director	March 8, 2019
Jason Slakter

/s/ Michael Ferguson	Chairman of the Board and Director	March 8, 2019
Michael Ferguson

/s/ Orin Hirschman	Director	March 8, 2019
Orin Hirschman

/s/ June Almenoff	Director	March 8, 2019
June Almenoff

/s/ Thomas Riedhammer	Director	March 8, 2019
Thomas Riedhammer